As filed with the Securities and Exchange Commission on November 19, 1996
                                                Registration No. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-4
             Registration Statement Under the Securities Act of 1933

                         WESTERFED FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

       Delaware                           6120                  81-0187794
 (State or other jurisdiction  (Primary Standard Industrial  (I.R.S. Employer
      of incorporation)           Classification Number)    Identification No.)


        LYLE R. GRIMES                                  DAVID W. JORGENSON
WesterFed Financial Corporation                          Security Bancorp
      100 East Broadway                                219 North 26th Street
 Missoula, Montana 59802-4511                         Billings, Montana 59101
        (406) 721-5254                                     (406) 238-4800
(Address,  including ZIP code, and telephone        (Name, address, including
number,  including area code, of registrant's    ZIP code, and telephone number,
     principal executive offices)                 including area code, of agent
                                                             for service)

                                   COPIES TO:

   CHRISTOPHER R. KELLY, P.C.                     STEPHEN M. KLEIN, ESQ.
   Beth A. Freedman, Esq.                         Graham & Dunn
   Silver, Freedman & Taff, L.L.P.                1420 Fifth Avenue
   1100 New York avenue, N.W.                     Suite 3300
   Washington, D.C.  20005                        Seattle, Washington  98101

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this Form are being offered in connection with formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            -----------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


                         Calculation of Registration Fee
===============================================================================================================================
                                                               Proposed maximum        Proposed maximum           Amount
      Title of each class of              Amount to             offering price        aggregate offering            of
    securities to be registered         be registered             per share                  price            registration fee
-------------------------------------------------------------------------------------------------------------------------------
   Common Stock, $.01 par value       $1,660,000 shares(1)           N/A                  $48,555,000             $14,714
===============================================================================================================================

(1) Represents the estimated maximum number of shares of common stock, par value $.01 per share, of WesterFed Financial Corporation ("WesterFed"), expected to be issued in exchange for up to 1,660,000 shares of common stock, par value $1.00 per share, of Security Bancorp ("Security"), upon consummation of the merger of Security with and into WesterFed, described herein.
(2) Estimated solely for the purpose of calculating the registration fee. The registration fee has been computed pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, based on the average of the bid and ask price ($29.25) of shares of Security Common Stock on November 15, 1996.

===============================================================================

                 NOTICE OF SPECIAL MEETING AND PROXY STATEMENT

[WESTERFED LOGO]


                                                            February ____, 1997


Dear WesterFed Financial Stockholder:

On behalf of the Board of Directors and management, I cordially invite you to attend the Special Meeting of Stockholders (the "Special Meeting") of WesterFed Financial Corporation ("WesterFed Financial") to be held at __:__ _.m. on February __, 1997 at _____________________________ located at
________________________, Missoula, Montana.

At this important Special Meeting, stockholders will be asked to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Security Bancorp ("Security") will merge with and into WesterFed Financial (the "Merger"), with WesterFed Financial as the surviving corporation, and WesterFed Financial will pay cash and issue shares of its common stock to stockholders of Security. Security is the holding company for Security Bank FSB, which operates 16 offices throughout Montana.

The terms of the proposed Merger, including the procedures for determining the amount of cash and WesterFed Financial stock that may be issued as well as other important information relating to WesterFed Financial, Security and the combined company, are explained in the accompanying Joint Proxy Statement/Prospectus. Please give this document your prompt attention.

The Board of Directors of WesterFed Financial has carefully reviewed and considered the terms and conditions of the Merger Agreement. The Board of Directors of WesterFed Financial has concluded that the Merger Agreement and the proposed Merger are in the best interest of the stockholders of WesterFed Financial, and unanimously recommends that WesterFed Financial stockholders vote "FOR" the Merger Agreement proposal.

Consummation  of  the  Merger  is  subject  to  certain  conditions,   including
regulatory approvals and approval by the requisite votes of the stockholders of both WesterFed Financial and Security.

At the Special Meeting, you will also be asked to ratify the adoption of the Equity Incentive Plan.

I encourage you to attend the Special Meeting in person. Whether or not you do, I hope you will read the Joint Proxy Statement/Prospectus and then complete, sign and date the proxy card and return it in the enclosed postage-paid envelope. This will save WesterFed Financial additional expense in soliciting proxies and will ensure that your shares are represented. Please note that you may vote in person at the Special Meeting even if you have previously returned the proxy.

Thank you for your attention to this important matter.

Sincerely,


Lyle R. Grimes
Chairman of the Board

                              [SECURITY LETTERHEAD]


                                                              February __, 1997


Dear Security Bancorp Stockholder:

         You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Security Bancorp ("Security") which will be held on ________, 1997 at __:__ a.m., local time, at the
----------------------------------------, ------, -----.

         At the Annual Meeting, you will be asked to consider and approve and adopt among other things a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Security will be merged (the "Merger") with and into WesterFed Financial Corporation ("WesterFed Financial"). Upon consummation of the Merger, each Security Stockholder may elect to receive for each share of Security common stock held either $30.00 in cash, a number of shares of WesterFed Financial common stock equal to the "exchange ratio" or a combination of cash and stock, subject to the stock component being 40% to 45% of the total consideration. The "exchange ratio" is $30.00 divided by the average closing price of WesterFed Financial common stock for the twenty trading days commencing thirty trading days prior to the closing. However, if the average WesterFed Financial stock price is (a) equal to or less than $13.05, the exchange ratio will be 2.2989, (b) equal to or greater than $15.55 but not greater than $17.50, the exchange ratio will be 1.8809, or (c) in excess of $17.50, the exchange ratio will be (absent extraordinary circumstances) $32.91 divided by the average price.

         The proposed Merger has been approved by the Board of Directors of both Security and WesterFed Financial. Your Board of Directors has determined that the Merger is in the best interests of Security and its stockholders and recommends that you vote FOR approval of the Merger Agreement. The investment banking firm of Montgomery Securities has issued its written opinion to your Board of Directors regarding the fairness of the consideration to be paid by WesterFed Financial pursuant to the Merger Agreement as of the date of such opinion.

         Consummation of the Merger is subject to certain conditions, including, but not limited to, approvals by the requisite vote of the stockholders of both Security and WesterFed Financial and certain regulatory approvals.

         The   enclosed    Notice   of   Annual    Meeting   and   Joint   Proxy
Statement/Prospectus describe the Merger and provide specific information regarding the Annual Meeting. Please read these materials carefully.

         At the Annual Meeting you will also be asked to elect three directors to the Board of Directors and to ratify the appointment of accountants.

         It is very important that your shares are represented at the Annual Meeting, whether or not you plan to attend in person. The affirmative vote of the holders of two-thirds of the votes that may be cast by all Security stockholders entitled to vote at the Annual Meeting is required for approval of the Merger Agreement. A failure to vote for approval of the Merger Agreement will have the same effect as a vote against the Merger Agreement. Therefore, I urge you to complete, sign, date and return the enclosed proxy appointment card in the enclosed postage-paid envelope as soon as possible to assure that your shares will be voted at the Annual Meeting. You should also complete the Election Form accompanying the Prospectus/Joint Proxy Statement in order to select your preference (within specified limitations) for WesterFed Financial common stock or cash. You should not send in certificates for your Security shares at this time.

         On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR approval of the Merger Agreement.


                                                   Sincerely,



                                                   -----------------------
                                                   David W. Jorgenson
                                                   President and Chief
                                                    Executive Officer

                         WESTERFED FINANCIAL CORPORATION
                                110 East Broadway
                             Missoula, Montana 59802


                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         To be Held on February __, 1997


         It is our pleasure to invite you to a Special Meeting (the "Special Meeting") of holders of the common stock, par value $.01 per share (the "WesterFed Financial Common Stock") of WesterFed Financial Corporation, a Delaware corporation ("WesterFed Financial"), to be held at the _____________________________ located at __________________________, Missoula,
Montana, on February __, 1997 at __:__ _.m., Missoula, Montana time.

         A proxy card and a Joint Proxy Statement/Prospectus for the Special Meeting are enclosed.

         The Special Meeting is for the purpose of considering and acting upon:

                  1. The approval and adoption of the Agreement and Plan of Merger (the "Merger Agreement"), as of September 24, 1996, by and between WesterFed Financial and Security Bancorp ("Security"), as more fully described in the accompanying Joint Proxy Statement/Prospectus. A copy of the Merger Agreement is set forth as Appendix I to the accompanying Joint Proxy Statement/Prospectus and is incorporated by reference herein.

                  2. The ratification of the adoption of the Equity Incentive Plan.

                  3. Such other matters as may properly come before the Special Meeting and any and all adjournments and postponements thereof. The Board of Directors is not aware of any other business to come before the Special Meeting.

         Any action may be taken on the foregoing proposals at the Special Meeting on the date specified above or on any date or dates to which the Special Meeting may be adjourned or postponed. Only holders of record of WesterFed Financial Common Stock at the close of business on January __, 1997 are the stockholders entitled to receive notice of and to vote at the Special Meeting and any and all adjournments and postponements thereof. A list of WesterFed Financial stockholders entitled to vote at the Special Meeting will be available for examination, for any purpose germane to the Special Meeting, at the _____________________________ located at _________________________, Missoula,
Montana, during ordinary business hours for at least ten days prior to the Special Meeting and for the duration of the Special Meeting itself.

         The affirmative vote of the holders of a majority of the outstanding shares of WesterFed Financial Common Stock is required to approve the proposal to adopt the Merger Agreement. The ratification of the adoption of the Equity Incentive Plan requires the affirmative vote of holders of a majority of the shares actually voted on such proposal.

         You are requested to complete, sign and date the enclosed form of proxy, which is solicited on behalf of the Board of Directors, and to mail it promptly in the enclosed postage-paid envelope. The proxy will not be used if you attend and vote at the Special Meeting in person.

         Remember, if your shares are held in the name of a broker, only your broker can vote your shares and only after receiving your instructions. Please contact the person responsible for your account and instruct him/her to execute a proxy card on your behalf.

         If  you  have  any  questions  or  require   assistance,   please  call
_________________, which is assisting us in the solicitation of proxies, at (___) ___-____.



                                       By Order of the Board of Directors


                                       -----------------------
                                       Lyle R. Grimes
                                       Chairman of the Board


Missoula, Montana
January __, 1997


--------------------------------------------------------------------------------
IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE WESTERFED FINANCIAL THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE SPECIAL MEETING. A PRE-ADDRESSED RETURN ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.
--------------------------------------------------------------------------------

                              [SECURITY LETTERHEAD]

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                         To Be Held on February __, 1997

         NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Annual Meeting") of holders of the common stock, par value $1.00 per share (the "Security Common Stock"), of Security Bancorp, a Montana corporation ("Security") will be held at Security Bank, located at 219 North 26th Street, Billings, Montana 59101 on February __, 1997, at __:__ _.m., local time, for the following purposes:

                  1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement"), as of September 24, 1996, by and between Security and WesterFed Financial Corporation ("WesterFed Financial"), a copy of which is included in the accompanying Joint Proxy Statement/Prospectus as Appendix I. As more fully described in the Joint Proxy Statement/Prospectus, the Merger Agreement provides for the merger (the "Merger") of Security with and into WesterFed Financial, with WesterFed Financial surviving the transaction. Pursuant to the Merger Agreement and subject to certain exceptions, as more fully described in the Joint Proxy Statement/Prospectus.

                  2.  The election of three directors of Security Bancorp.

                  3. To ratify the selection of KPMG Peat Marwick LLP as independent public accountants for the fiscal year ended June 30, 1997 and any interim periods.

                  4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

         Pursuant to Security's Bylaws, the Board of Directors has set January __, 1997 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof. Only holders of record of Security Common Stock at the close of business on that date will be entitled to receive notice of and to vote at the Annual Meeting and any adjournments or postponements thereof. A list of Security stockholders entitled to vote at the Annual Meeting will be available for examination, for any purpose germane to the Annual Meeting, at the Main office of Security Bank, FSB, Billings, Montana, during ordinary business hours for the ten days prior to the Annual Meeting and for the duration of the Annual Meeting itself.

         Your vote is important regardless of the number of shares you own. Each stockholder, even though he or she may plan to attend the Annual Meeting, is requested to sign, date and return the enclosed Proxy without delay in the enclosed postage-paid envelope. You may revoke your Proxy at any time prior to its exercise. Any stockholder present at the Annual Meeting or at any adjournments or postponements thereof may revoke his or her Proxy and vote personally on each matter brought before the Annual Meeting.

         If you have any questions or require assistance, please call D.F. King & Co., Inc., which is assisting us in the solicitation of proxies, at (212) 493-6920.

                                      By Order of the Board of Directors,


                                      Elaine F. Hine
                                      Secretary


February __, 1997
Billings, Montana


      THE BOARD OF DIRECTORS OF SECURITY RECOMMENDS THAT YOU VOTE FOR THE
            ABOVE PROPOSALS. PLEASE SIGN AND DATE THE ENCLOSED PROXY
                AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

                              JOINT PROXY STATEMENT
                                       OF
                         WESTERFED FINANCIAL CORPORATION
                                       AND
                                SECURITY BANCORP
                              FOR MEETINGS OF THEIR
                             RESPECTIVE STOCKHOLDERS
                         TO BE HELD ON FEBRUARY __, 1997
                              AND FEBRUARY __, 1997

                                ---------------

                                   PROSPECTUS
                                       OF
                         WESTERFED FINANCIAL CORPORATION

                                ---------------


         This Joint Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of Security Bancorp, a Montana corporation ("Security"), with and into WesterFed Financial Corporation, a Delaware corporation ("WesterFed Financial"), as contemplated by the Agreement and Plan of Merger, as of September 24, 1996 (the "Merger Agreement'), by and between Security and
WesterFed Financial. The Merger Agreement is included as Appendix I and incorporated herein by reference.

         This Joint Proxy Statement/Prospectus is being furnished to the holders of shares of common stock, par value $.01 per share, of WesterFed Financial ("WesterFed Financial Common Stock") in connection with the solicitation of proxies by the Board of Directors of WesterFed Financial for use at the Special Meeting of Stockholders of WesterFed Financial (the "WesterFed Financial Special Meeting") to be held at __:__ _.m., local time, on February __, 1997 at ______________________________, located at __________________________, ______,
________, and at any and all adjournments or postponements thereof.

         This Joint Proxy Statement/Prospectus is also being furnished to the stockholders of Security in connection with the solicitation of proxies by the Board of Directors of Security for use at the Annual Meeting of stockholders of Security (the "Security Annual Meeting") to be held at _____ _.m., local time, on February __, 1997 at the Main Office of Security Bank, located at 219 North 26th Street, Billings, Montana, and at any and all adjournments or postponements thereof.

         This Joint Proxy Statement/Prospectus also constitutes a prospectus of WesterFed Financial, filed as part of the Registration Statement (defined below) with respect to up to __________ shares of WesterFed Financial Common Stock to be issued upon consummation of the Merger pursuant to the terms of the Merger Agreement.

         Subject to the terms, conditions and procedures set forth in the Merger Agreement, each stockholder of Security Common Stock, par value $1.00 per share ("Security Common Stock"), may elect to receive for each share of Security common stock held either $30.00 in cash, a number of shares of WesterFed Financial Common Stock equal to the "exchange ratio" or a combination of cash and stock, subject to the stock component being 40% to 45% of the total consideration. The "exchange ratio" (the "Exchange Ratio") is $30.00 divided by the average closing price of WesterFed Financial Common Stock for the 20 trading days commencing on and including the thirtieth trading day prior to the date of the closing (the "Average WesterFed Stock Price"). However, if the Average WesterFed Financial Stock Price is (a) equal to or less than $13.05, the Exchange Ratio will be 2.2989, (b) equal to or greater than $15.95 but not greater than $17.50, the Exchange Ratio will be 1.8809, or (c) in excess of $17.50, the Exchange Ratio will be (absent extraordinary circumstances) $32.91 divided by the Average WesterFed Financial Stock Price.

         The outstanding shares of WesterFed Financial Common Stock are, and the shares of WesterFed Financial Common Stock offered hereby will be, quoted on the National Association of Securities Dealers Automated

Quotations National Market System (the "Nasdaq/NMS"). The last reported sale price of the WesterFed Financial Common Stock on the Nasdaq/NMS on January ___, 1997 was $_____ per share. The Security Common Stock is quoted on the Nasdaq/NMS. The last reported sale price of the Security Common Stock on the Nasdaq/NMS on January ___, 1997 was $______ per share.

                              ---------------------


         NEITHER THIS TRANSACTION NOR THESE SECURITIES HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, ANY STATE SECURITIES COMMISSION, OR ANY OTHER GOVERNMENTAL AGENCY, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, ANY STATE SECURITIES COMMISSION, OR ANY OTHER AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OF WESTERFED FINANCIAL COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.


                               -------------------

         This Joint Proxy Statement/Prospectus, the accompanying notices and the accompanying forms of proxy are first being mailed to stockholders of WesterFed Financial and Security on or about January __, 1997.

                              AVAILABLE INFORMATION

         WesterFed Financial and Security are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information filed by WesterFed Financial and Security can be obtained, upon payment of prescribed fees, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. In addition, such information can be inspected and copied at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding WesterFed Financial's and Security's electronic filings with the SEC. The address of the SEC's Web site is "http://www.sec.gov."

         WesterFed Financial has filed with the SEC a registration statement on Form S-4 (together with all amendments, schedules, and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of WesterFed Financial Common Stock to be issued pursuant to and as contemplated by the Merger Agreement. This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. The Registration Statement is available for inspection and copying as set forth above. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated by reference in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


                              -------------------

         All information contained in this Joint Proxy Statement/Prospectus with respect to WesterFed Financial and its subsidiaries has been supplied by WesterFed Financial, and all information with respect to Security and its subsidiaries has been supplied by Security.

         No person is authorized to give any information or to make any representation other than those contained or incorporated by reference in this Joint Proxy Statement/Prospectus, and if given or made, such information or representation should not be relied upon as having been authorized. This Joint Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Joint Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of securities pursuant to this Joint Proxy Statement/Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of WesterFed Financial or Security or any of their respective subsidiaries, or in the information set forth herein, since the date of this Joint Proxy Statement/Prospectus.

         THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF WESTERFED FINANCIAL FOLLOWING THE CONSUMMATION OF THE MERGER, INCLUDING STATEMENTS RELATING TO THE COST SAVINGS AND REVENUE ENHANCEMENTS THAT MAY BE REALIZED FROM THE MERGER. SEE "SUMMARY" AND "UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS." FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) EXPECTED COST SAVINGS OR REVENUE ENHANCEMENTS FROM THE MERGER CANNOT BE FULLY REALIZED; (2) DEPOSIT ATTRITION, CUSTOMER LOSS OR REVENUE LOSS FOLLOWING THE MERGER IS GREATER THAN EXPECTED; (3) COMPETITIVE PRESSURE IN THE BANKING AND FINANCIAL SERVICES INDUSTRY INCREASES SIGNIFICANTLY; (4) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; AND
(5) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR IN THE STATE OF MONTANA, ARE LESS FAVORABLE THAN EXPECTED. -------------------

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
SUMMARY  ...............................................................      1
         The Parties to the Merger......................................      1
                  WesterFed Financial...................................      1
                  Security .............................................      1
         The Meetings...................................................      2
                  WesterFed Financial Special Meeting...................      2
                  Security Annual Meeting...............................      2
         The Merger.....................................................      3
                  General  .............................................      4
                  Reasons for the Merger; Recommendations of the Boards
                   of Directors.........................................      4
                  Merger Consideration..................................      4
                  Opinions of Financial Advisors........................      4
                  Effective Time and Closing Date.......................      5
                  Interests of Certain Persons in the Merger............      5
                  Dissenters' Rights....................................      6
                  Conditions to the Merger..............................      6
                  Regulatory Approvals..................................      6
                  Waiver and Amendment; Termination.....................      7
                  Conduct of Business Pending the Merger................      7
                  Expenses .............................................      7
                  Accounting Treatment..................................      7
                  Certain Federal Income Tax Consequences of the
                   Merger...............................................      7
                  Effects of the Merger on Rights of Stockholders.......      8
                  Nasdaq Listing........................................      8
         Certain Related Transactions...................................      8
                  Stock Option Agreements...............................      8
COMPARATIVE STOCK PRICES AND DIVIDEND INFORMATION.......................      9
SUMMARY HISTORICAL FINANCIAL INFORMATION OF WESTERFED FINANCIAL.........     11
SUMMARY HISTORICAL FINANCIAL INFORMATION OF SECURITY....................     12
COMPARATIVE UNAUDITED PER SHARE DATA....................................     13
THE MEETINGS............................................................     14
         WesterFed Financial Special Meeting............................     14
         Security Annual Meeting........................................     16
THE MERGER..............................................................     18
         General  ......................................................     18
         Background of and Reasons for the Merger.......................     18
         Recommendations of the Boards of Directors.....................     21
         Merger Consideration...........................................     21
         Security Stockholder Election Procedures.......................     22
         Opinion of WesterFed Financial's Financial Advisor.............     22
         Opinion of Security's Financial Advisor........................     25
         Effective Time and Closing Date................................     29
         Interests of Certain Persons in the Merger.....................     30
         Effect on Employees and Employee Benefit Plans of Security.....     33
         Dissenters' Rights.............................................     34
         Fractional Shares..............................................     35
         Exchange of Certificates.......................................     36
         Representations and Warranties.................................     37
         Conditions to the Merger.......................................     37
         Regulatory Approvals...........................................     38
         Waiver and Amendment; Termination..............................     38
         Conduct of Business Pending the Merger.........................     39
         Expenses ......................................................     40
         Accounting Treatment...........................................     41
         Certain Federal Income Tax Consequences of the Merger..........     41
         Nasdaq Listing.................................................     43
CERTAIN RELATED TRANSACTIONS............................................     44

         Stock Option Agreements........................................     45
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION......................     46
MANAGEMENT OF WESTERFED FINANCIAL.......................................     53
         Directors and Executive Officers...............................     53
         Executive Compensation.........................................     54
         Employment Agreements..........................................     55
         Certain Relationships and Related Transactions.................     60
BUSINESS OF WESTERFED FINANCIAL.........................................     61
         Market Areas...................................................     61
         Lending Activities.............................................     62
         One- to Four-Family Residential Real Estate Lending............     66
         Multi-Family and Commercial Real Estate Lending................     67
         Consumer Lending...............................................     67
         Construction Lending...........................................     68
         Originations, Purchases and Sales of Loans and
          Mortgage-Backed Securities....................................     69
         Non-Accruing Loans and Delinquencies...........................     71
         Investment Activities..........................................     78
         Sources of Funds...............................................     83
         Regulation.....................................................     87
         Impact of New Accounting Standards.............................     96
         Competition....................................................     96
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS OF WESTERFED FINANCIAL.......................     98
         GENERAL  ......................................................     98
         Changes in Financial Condition, June 30, 1995 to
          June 30, 1996.................................................     98
         Results of Operations..........................................    102
         Rate/Volume Analysis...........................................    105
         Comparison of Operating Results for the Years Ended
          June 30, 1996 and June 30, 1995...............................    107
         Comparison of Operating Results for the Years Ended
          June 30, 1995 and June 30, 1994...............................    111
         Interest Rate Risk Management..................................    113
         Liquidity and Capital Resources................................    116
         Impact of Inflation and Changing Prices........................    118
BUSINESS OF SECURITY....................................................    120
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATION OF SECURITY...................................    151
DESCRIPTION OF WESTERFED FINANCIAL COMMON STOCK.........................    161
         Certificate of Incorporation and Bylaws........................    162
         Federal Law....................................................    166
COMPARISON OF RIGHTS OF WESTERFED FINANCIAL AND SECURITY
 STOCKHOLDERS...........................................................    167
         General  ......................................................    167
RATIFICATION OF THE ADOPTION OF THE WATERFED EQUITY INVESTMENT PLAN.....    170
ELECTION OF SECURITY DIRECTORS..........................................    173
RATIFICATION OF ACCOUNTANTS.............................................    183
LEGAL MATTERS...........................................................    184
EXPERTS  ...............................................................    184
STOCKHOLDER PROPOSALS...................................................    184
OTHER MATTERS...........................................................    184
WESTERFED FINANCIAL CORPORATION INDEX TO FINANCIAL STATEMENTS...........   WF-0
SECURITY BANCORP INDEX TO FINANCIAL STATEMENTS..........................   SB-0
APPENDIX I   --AGREEMENT AND PLAN OF MERGER
APPENDIX II  --OPINION OF ALEX. BROWN & SONS INCORPORATED
APPENDIX III --OPINION OF MONTGOMERY SECURITIES, INC.
APPENDIX IV  --STOCK OPTION AGREEMENT #1
APPENDIX V   --STOCK OPTION APGREEMENT #2
APPENDIX VI --SECTION 35-1-827 OF THE MONTANA BUSINESS CORPORATION ACT APPENDIX VII --WESTERFED FINANCIAL EQUITY INVESTMENT PLAN

                                     SUMMARY

         The following is a brief summary of certain information contained elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus. Certain capitalized terms used in this summary are defined elsewhere in this Joint Proxy Statement/Prospectus. This summary is not intended to be a complete description of all material facts regarding WesterFed Financial, Security and the matters to be considered at the meetings and is qualified in its entirety by, and reference is made to, the more detailed information contained elsewhere in this Joint Proxy Statement/Prospectus, the accompanying Appendices and the documents referred to and incorporated herein by reference.

                            The Parties to the Merger

WesterFed Financial

         WesterFed Financial, a Delaware corporation, is the holding company for Western Federal Savings Bank of Montana ("Western Bank"). With $566.1 million in consolidated total assets at September 30, 1996, WesterFed Financial is the largest Montana-based thrift institution. WesterFed Financial conducts operations through 19 branch offices serving the communities of Missoula, Billings, Helena, East Helena, Great Falls, Bozeman, Hamilton, Conrad,
Lewistown, Miles City and Hardin, Montana. At September 30, 1996, WesterFed Financial had deposits of $343.0 million and stockholders' equity of $78.3 million, and Western Bank had a tangible capital to assets ratio of 13.83% and a non-performing assets to total assets ratio of 0.23%. WesterFed Financial reported net income of $4.6 million for the year ended June 30, 1996.

         WesterFed   Financial's   business  consists  primarily  of  attracting
deposits from the general public and using those deposits, together with borrowings and other funds, to originate real estate loans and to acquire mortgage-backed securities. The principal elements of WesterFed Financial's operating strategy are to (i) concentrate lending efforts on single-family residential loans; (ii) focus on retail deposits as a primary funding source; and (iii) control exposure to interest rate risk. See "Business of WesterFed Financial."

         The executive offices of WesterFed Financial are located at 110 East Broadway, Missoula, Montana 59802. WesterFed Financial's telephone number at that address is (406) 721-5254.

Security

         Security Bancorp, a Montana corporation ("Security"), is a savings and loan holding company registered under the Home Owner's Loan Act, as amended. The business of Security consists primarily of holding 100% of the capital stock of Security Bank, FSB ("Security Bank"), a federally chartered stock savings bank. Security Bank operates 16 full service offices in Montana, with its main office and two branches located in Billings. The remaining 13 branch offices are located in various Montana communities, including Missoula, Glasgow, Havre, Kalispell, Laurel, Bozeman, Butte, Anaconda, Lewistown, Malta, Sidney and Plentywood.

         Security Bank's business consists primarily of attracting deposits from the general public and using those deposits, together with other available funds, to make mortgage loans secured by residential and other real property, and to make consumer and other loans. In recent years, Security Bank has used a substantial portion of its available funds to purchase mortgage-backed securities and expand commercial and agricultural lending. In 1984, Security Bank formed a subsidiary service corporation, S.F.S. Industries, Inc. ("SFS"). SFS engages in real estate rental and securities brokerage services.

         The principal executive office of Security is located at 219 N. 26th Street, Billings, Montana 59101. The telephone number at that address is (406) 238-4800.

         At September 30, 1996, Security and its subsidiaries had total assets of approximately $382.3 million, total deposits of approximately $289.3 million, and stockholders' equity of approximately $30.9 million. Security had a tangible capital to assets ratio of 7.07% and a non-performing assets to total assets ratio of 0.18%. Security reported net income of $40,162 for the three months ended September 30, 1996 and $2.5 million for the year ended June 30, 1996. See "Summary Historical Financial Information of Security," "Unaudited Pro Forma Combined Financial Information," and "Supplemental Historical and Pro Forma Combined Regulatory Capital Information."


                                  The Meetings

WesterFed Financial Special Meeting

         Meeting Date. The WesterFed Financial Special Meeting will be held on February __, 1997, at the _____________________________, located at
__________________________,  Missoula,  Montana,  at __:__ a.m., local time, and any and all adjournments or postponements thereof. See "The Meetings--WesterFed Financial Special Meeting."

         Record Date. Only holders of record of shares of WesterFed Financial Common Stock at the close of business on ________, 1997 (the "WesterFed Financial Record Date") are entitled to notice of and to vote at the WesterFed Financial Special Meeting. See "The Meetings--WesterFed Financial Special Meeting."

         Matters to be Considered. At the WesterFed Financial Special Meeting, holders of shares of WesterFed Financial Common Stock will vote on a proposal (the "WesterFed Financial Proposal") to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the merger of Security with and into WesterFed Financial and the issuance by WesterFed Financial of up to ___________ shares of WesterFed Financial Common Stock. WesterFed Financial stockholders will also consider and vote upon the ratification of the Equity Incentive Plan and such other matters as may properly be brought before the WesterFed Financial Special Meeting. See "The Meetings--WesterFed Financial Special Meeting."

         Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of WesterFed Financial Common Stock is required for approval of the Merger Agreement. The ratification of the adoption of the Equity Incentive Plan requires the affirmative vote of holders of a majority of the shares actually voted on such proposal. As of the WesterFed Financial Record Date, there were _____ shares of WesterFed Financial Common Stock entitled to be voted at the WesterFed Financial Special Meeting.

         With a quorum, or in the absence of such, the affirmative vote of a majority of the shares represented at the WesterFed Financial Special Meeting may authorize the adjournment of the meeting.

         Approval of the Merger Proposal, by the stockholders of WesterFed Financial is a condition to, and required for, consummation of the Merger. See "The Merger--Conditions to the Merger."

         Common Stock Ownership. As of January __, 1997, directors and executive officers of WesterFed Financial and their affiliates were beneficial owners of 164,372 shares, or 10.57% of the then outstanding shares, of WesterFed Financial Common Stock. The directors and executive officers of WesterFed Financial have indicated that they intend to vote such shares of WesterFed Financial Common Stock for approval and adoption of the WesterFed Financial Proposal at the WesterFed Financial Special Meeting. As of January ___, 1997, directors and executive officers of Security and their affiliates were not beneficial owners of any shares of WesterFed Financial Common Stock with the exception of directors Jorgenson and Dimich and principal stockholder McCann who own 3,000, 1,000 and 3,000 shares of WesterFed Financial Common Stock, respectively.

Security Annual Meeting

         Meeting Date. The Security Annual Meeting will be held on February ___, 1997 at Security Bank, located at 219 N. 26th Street, Billings, Montana, at __:__ a.m., local time, and any and all adjournments or postponements thereof. See "The Meetings--Security Annual Meeting."

         Record Date. Only holders of record of Security Common Stock at the close of business on January __, 1997 (the "Security Record Date") are entitled to notice of and to vote at the Security Annual Meeting. See "The Meetings--Security Annual Meeting."

         Matters to be Considered. At the Security Annual Meeting, holders of shares of Common Stock of Security will vote on proposals (the "Security Proposals") to (i) approve and adopt the Merger Agreement and the transactions contemplated thereby (the "Merger Proposal"); (ii) elect three directors of Security (the "Election of Directors"); and (iii) ratify the appointment of KPMG Peat Marwick LLP as independent public accountants for the fiscal year ended June 30, 1997, and any interim periods ("Ratification of Accountants"). Security stockholders will also consider and vote upon such other matters as may properly be brought before the Security Annual Meeting.
See "The Meetings--Security Annual Meeting."

         Vote Required. The affirmative vote of the holders of two-thirds of the outstanding shares of Security Common Stock is required for approval of the Merger Proposal. The Election of Directors and Ratification of Accountants requires a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the Election of Directors. As of the Security Record Date, there were _____ shares of Security Common Stock entitled to be voted at the Security Annual Meeting. Each share of Security Common Stock outstanding on the Record Date is entitled to one vote on each matter properly submitted at the Meeting except that cumulative voting is authorized in connection with the election of directors. Cumulative voting permits the stockholder entitled to vote in person or by proxy the number of shares owned by him or her for as many persons as there are directors to be elected to a particular class or to accumulate votes by giving one candidate as many votes as the number of such directors to be elected multiplied by the number of shares owned shall equal, or by distributing such votes on the same principle among any number of candidates.

         Election Form. Security stockholders will also receive a form of election (the 'Election Form'). Pursuant to the Election Form, security stockholders will indicate their preference for receiving cash or WesterFed Financial Common Stock or a combination of both in exchange for their Security Common Stock subject to the stock component being 40% to 45% of the total Merger Consideration.

         With a quorum, or in the absence of such, the affirmative vote of a majority of the shares represented at the Security Annual Meeting may authorize the adjournment of the meeting.

         Approval of the Security Proposal to approve the Merger Agreement by the stockholders of Security is a condition to, and required for, consummation of the Merger. See "The Merger--Conditions to the Merger."

         Common Stock Ownership. As of January ___, 1997, directors and executive officers of Security and their affiliates were beneficial owners of 164,372 shares of Security Common Stock outstanding or 10.57% of Security Common Stock entitled to vote at the Security Annual Meeting. As of January __, 1997, directors and executive officers of WesterFed Financial and their affiliates were beneficial owners of ___ shares of Security Common Stock, or ___% of the then outstanding shares of Security Common Stock entitled to vote at the Security Annual Meeting. Such directors and executive officers have indicated that they intend to vote such shares of Security Common Stock for approval and adoption of the Security Proposals.

                                   The Merger

         The following summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Appendix I and incorporated by reference herein.

General

         The stockholders of WesterFed Financial and Security, respectively, are each being asked to consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement, pursuant to which Security will be merged with and into WesterFed Financial, with WesterFed Financial being the surviving entity. The name of the surviving corporation following consummation of the Merger will be "WesterFed Financial Corporation." See "The Merger--General."

Reasons for the Merger; Recommendations of the Boards of Directors

         WesterFed Financial. The WesterFed Financial Board of Directors (the "WesterFed Financial Board") has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and has determined that the Merger and the issuance of the shares of WesterFed Financial Common Stock pursuant thereto are fair to, and in the best interests of, WesterFed Financial and its stockholders. The WesterFed Financial Board therefore recommends a vote FOR approval of the matters presented at the WesterFed Financial Special Meeting.

         For a discussion of the factors considered by the WesterFed Financial Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, see "The Merger--Background of and Reasons for the Merger--WesterFed Financial's Reasons for the Merger."

         Security. The Security Board of Directors (the "Security Board") has approved and adopted the Merger Agreement and the transactions contemplated thereby and has determined that the Merger is fair to, and in the best interests of, Security and its stockholders. The Security Board therefore recommends a vote FOR approval of the matters presented at the Security Annual Meeting. One director, Mr. Stephen C. Sandels, voted against approval of the Merger Agreement, see 'The Merger--Recommendations of the Boards of Directors.'

         For a discussion of the factors considered by the Security Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, see "The Merger--Background of and Reasons for the Merger--Security's Reasons for the Merger."

Merger Consideration

         Subject to the terms, conditions and procedures set forth in the Merger Agreement, Security stockholders may elect to receive for each share of Security Common Stock held either $30.00 in cash, a number of shares of WesterFed Financial Common Stock equal to the "Exchange Ratio" or a combination of cash and stock, subject to the stock component being 40% to 45% of the total consideration. The Exchange Ratio is $30.00 divided by the average closing price of WesterFed Financial common stock for the 20 consecutive trading days commencing 30 trading days prior to the closing. However, if the average WesterFed Financial stock price is (a) equal to or less than $13.05, the exchange ratio will be 2.2989, (b) equal to or greater than $15.95 but not greater than $17.50, the exchange ratio will be 1.8809, or (c) in excess of $17.50, the exchange ratio will be (absent extraordinary circumstances) $32.91 divided by the average price. Security may terminate the agreement if the average WesterFed Financial stock price is less than $11.75 and WesterFed Financial does not agree to an exchange ratio that produces a value of $27.01 per share for the stock component of the merger consideration. Each share of WesterFed Financial Common Stock issued and outstanding at the "Effective Time" (as defined herein) will remain outstanding and unchanged as a result of the Merger.

Opinions of Financial Advisors

         WesterFed Financial. WesterFed Financial has retained Alex. Brown & Sons Incorporated ("Alex. Brown") as its financial advisor in connection with the transactions contemplated by the Merger Agreement and to evaluate the financial terms of the Merger. See "The Merger--Background of and Reasons for the Merger."

         Alex. Brown has delivered an opinion to the WesterFed Financial Board that the exchange ratio in the Merger is fair to WesterFed Financial stockholders from a financial point of view. A copy of the opinion of Alex. Brown is attached to this Joint Proxy Statement/Prospectus as Appendix II and is incorporated by reference herein. See "The Merger--Opinion of WesterFed Financial's Financial Advisor."

         Security. Security has retained Montgomery Securities ("Montgomery") as its financial advisor in connection with the transactions contemplated by the Merger Agreement and to evaluate the financial terms of the Merger. See "The Merger--Background of and Reasons for the Merger."

         Montgomery has delivered an opinion to the Security Board that the Merger Consideration is fair, from a financial point of view, to Security stockholders. A copy of the opinion of Montgomery is attached to this Joint
Proxy Statement/Prospectus as Appendix III and is incorporated by reference herein. See "The Merger-Opinion of Security's Financial Advisor."

Effective Time and Closing Date

         The Merger shall become effective at the time and on the date specified in the certificate and articles of merger to be filed with the Secretary of States of Delaware and Montana (the "Effective Time"). Such filing will occur only after the receipt of all requisite regulatory approvals, approval of the Merger Agreement by the requisite vote of WesterFed Financial's and Security's respective stockholders and the satisfaction or waiver of all other conditions to the Merger. The closing of the Merger will occur on a date mutually agreed upon by WesterFed Financial and Security. In the absence of such agreement, the closing shall occur on the tenth business day after the last to occur of: (i) the receipt of all requisite regulatory approvals and the expiration of all applicable statutory waiting periods; and (ii) the requisite approval of the Merger by stockholders of Security and WesterFed Financial.

Interests of Certain Persons in the Merger

         Certain members of Security's management and the Security Board may be deemed to have certain interests in the Merger in addition to their interests as stockholders of Security generally. These interests include, among others, rights under the Merger Agreement relating to indemnification, maintenance of director and officer liability insurance, severance benefits, appointments to the WesterFed Financial Board, and employment agreements. The Merger Agreement provides that for the six-year period following the Merger, WesterFed Financial will indemnify, defend, and hold harmless the directors, officers and employees of Security and Security Bank against certain liabilities to the extent that such persons were entitled to indemnification under Montana law and the Articles of Incorporation and Bylaws of Security. Subject to certain restrictions, the Merger Agreement also provides that directors and officers of Security and Security Bank will be covered by the directors' and officers' liability insurance policies of WesterFed Financial or Western Bank for the six-year period following the Merger.

         WesterFed Financial has agreed to appoint two directors of Security to WesterFed Financial's Board of Directors. WesterFed Financial also will appoint one officer of Security to serve as an officer of WesterFed Financial. In addition, Western Bank has entered into employment agreements with Mr. David W. Jorgenson and three Senior Vice Presidents of Security Bank: Ms. Elaine F. Hine and Messrs. Stanley R. Hill and Scott W. Sanders. Each of these employment agreements becomes effective upon consummation of the Merger. Under the terms of Mr. Jorgenson's agreement, he will serve as Executive Vice President of Western Bank for a term of three years following the Merger. Mr. Jorgenson's annual base salary under the agreement will be $160,200. Under the terms of Ms. Hine's agreement, she will serve as a Senior Vice President of Western Bank for a term of two years following the Merger. Ms. Hine's annual base salary under the agreement will be $76,648. Mr. Hill and Mr. Sanders will serve as Senior Vice Presidents and Commercial Lending Officers of WesterFed Financial for a term of two years following the Merger, with an annual base salary of $71,500.

         Western Bank also has entered into employment  agreements with Mr. Mark
L. Bauer, an agricultural and commercial loan officer of Security Bank, and James M. Pieters, a branch manager of Security Bank. Under these agreements, each of which will become effective upon consummation of the Merger, Mr. Bauer will serve as a Vice President of Western Bank for a term of two years, with an annual base salary of $52,000, and Mr. Pieters will serve as a Vice President and branch manager of Western Bank for a term of two years, with an annual base salary of $67,118. Although Western Bank also has offered to enter into an employment agreement with Ms. Karen S. Engelhaupt, a Vice President of Security Bank, Ms. Engelhaupt has not signed the agreement as of the date of this Proxy Statement/Prospectus.

         Under the terms of existing employment agreements with Security and Security Bank, Security Bank will pay severance benefits to Mr. David W. Jorgenson, the President and Chief Executive Officer of Security and Security Bank, and Ms. Elaine F. Hine, a Senior Vice President of Security Bank. Subject to certain limitations, Mr. Jorgenson will receive a single cash payment in an amount equal to three times his annual salary. Under the severance provisions of Ms. Hine's existing employment agreement, she will continue to receive her annual salary for a 24-month period following the Merger. For purposes of severance, the current annual salaries for Mr. Jorgenson and Ms. Hine are $210,000 and $76,648, respectively. In the event that Ms. Karen S. Engelhaupt, a Vice President of Security Bank, does not enter into an employment agreement with Western Bank, she will be entitled, pursuant to the severance provisions of her existing employment agreement, to continue to receive her annual salary for a 24-month period following the Merger. Ms. Engelhaupt's current annual salary is $37,013. See "Election of Security Directors - Executive Compensation" and "-Employment Contracts". See "The Merger-Interests of Certain Persons in the Merger."

Dissenters' Rights

         The Montana Business Corporation statute provides that a stockholder of a Montana corporation (such as Security) is generally entitled to demand payment of the fair value of his or her stock if such stockholder dissents from a merger or consolidation. The value determined in such demand could be more than, the same as, or less than the value of the consideration to be received under the Merger Agreement by holders of Security Common Stock who do not dissent from the Merger. A holder of Security Common Stock who returns an executed proxy which does not indicate either a vote against the Merger or an abstention will be deemed to have voted in favor of the Merger and therefore will have waived his or her dissenters' rights. See "The Merger--Dissenters' Rights" and Appendix VI to this Joint Proxy Statement/Prospectus.

Conditions to the Merger

         The respective obligations of the parties to consummate the Merger are subject to the fulfillment or waiver of certain conditions specified in the Merger Agreement, including, among other things, the receipt of the requisite regulatory and stockholder approvals, the accuracy of the representations and warranties contained therein, the performance of all obligations imposed thereby, the receipt by WesterFed Financial and Security of certain tax and legal opinions and certain other conditions customary in transactions of this nature. See "The Merger--Conditions to the Merger."

Regulatory Approvals

         The Merger is subject to the approval of the Office of Thrift Supervision (the "OTS"). WesterFed Financial filed an application for approval of the Merger with the OTS, and anticipates obtaining the approval of the OTS in the first quarter of 1997. There can be no assurance as to the timing of such approval or that the OTS will approve the Merger.

         It is a condition to the consummation of the Merger that Security and WesterFed Financial shall have received all applicable regulatory approvals and consents to consummate the Merger Agreement. There can be no assurance that such approvals or consents will not contain terms, conditions or requirements which cause such approval to fail to satisfy such conditions to the consummation of the Merger.

         In addition, under federal law, a period of 30 days (subject to reduction to 15 days) must expire following approval by the OTS within which period the United States Department of Justice (the "Department of Justice") may file objections to the Merger under the federal antitrust laws. The Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger unless divestiture of an acceptable number of branches to a competitively suitable purchaser could be made. While WesterFed Financial believes that the likelihood of such action by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate such a proceeding. See "The Merger- -Conditions to the Merger" and "--Regulatory Approvals."

Waiver and Amendment; Termination

         Prior to the Effective Time, the WesterFed Financial and Security Boards may extend the time for performance of any obligations under the Merger Agreement, waive any inaccuracies in the representations and warranties contained in the Merger Agreement and waive compliance with any agreements or conditions of the Merger Agreement.

         Subject to applicable law, the Merger Agreement may be amended by action of the WesterFed Financial and Security Boards at any time before or after approval of the Merger Agreement by the stockholders of WesterFed Financial and Security. However, the Merger Agreement may not be amended after stockholder approval which changes the form of consideration or the value of the consideration to be received by the stockholders of Security without the approval of the stockholders of Security. See "The Merger--Waiver and Amendment; Termination."

         The Merger Agreement may be terminated at any time prior to the Effective Time: (i) by the mutual written consent of the Board of Directors of WesterFed and Security; (ii) at any time prior to the Effective Time, by WesterFed Financial or Security if there is a final judicial or regulatory determination that any material provision of the Merger Agreement is illegal, invalid or unenforceable or denying any regulatory application the approval of which is a concern precedent to WesterFed Financial or Security's obligations under the Merger Agreement (iii) if the conditions precedent to the obligations of the other party are rendered impossible to be satisfied or fulfilled; (iv) if the stockholders of WesterFed Financial or Security fail to approve the Merger;
(v) the other party has materially breached any representation, warranty, covenant or agreement set forth in the Merger Agreement and has failed to or cannot in a timely manner rectify such breach after receiving written notice of such breach; (vi) if the Merger is not consummated by the 270th day (360 days if there is a CRA protest); or (vii) by Security if the average WesterFed Financial Stock Price is less than $11.75; and the Board of WesterFed Financial does not increase the exchange ratio such that stockholders of Security who are entitled to exchange their shares for WesterFed Financial Common Stock will receive a stock distribution equal to $27.01 per share based upon the Average WesterFed Financial Stock Price. See "The Merger--Waiver and Amendment; Termination."

Conduct of Business Pending the Merger

         Each of WesterFed Financial and Security has agreed to conduct its business prior to the Effective Time in accordance with certain guidelines set forth in the Merger Agreement. See "The Merger--Conduct of Business Pending the Merger."

Expenses

         All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses, except that WesterFed Financial and Security shall bear equally all printing and mailing expenses and filing fees associated with the Registration Statement and this Joint Proxy Statement/Prospectus.

Accounting Treatment

         The Merger is expected to qualify as a "purchase" for accounting and financial reporting purposes. See "The Merger-Accounting Treatment."

Certain Federal Income Tax Consequences of the Merger

         It is a condition to consummate the Merger that WesterFed Financial and Security shall have received an opinion of WesterFed Financial's counsel to the effect that the Merger will be treated as a reorganization within the meaning of
Section 368(a) of the Code and for federal income tax purposes no gain or loss will be recognized by Security as a result of the Merger and, accordingly, for federal income tax purposes, no gain or loss will be recognized by any Security stockholder upon receipt solely of WesterFed Financial Common Stock, pursuant to the Merger (except with respect to cash received by a Security stockholder in lieu of stock or in combination with stock or in lieu of a fractional share interest in WesterFed Financial Common Stock). Each of these conditions is waivable at the option of the party entitled to receipt of the requisite opinion. Security stockholders are urged to consult their tax advisors concerning the specific tax consequences to them of the Merger, including the applicability and effect of various state, local and foreign tax laws. See "The Merger--Certain Federal Income Tax Consequences of the Merger" and "--Conditions to the Merger."

Effects of the Merger on Rights of Stockholders

         As a result of the Merger, holders of Security Common Stock who receive shares of WesterFed Financial Common Stock will become stockholders of WesterFed Financial. For a comparison of the charter and bylaw provisions of WesterFed Financial and Security governing the rights of WesterFed Financial and Security stockholders, see "Comparison of Rights of WesterFed Financial and Security Stockholders."

Nasdaq Listing

         Both WesterFed Financial Common Stock and Security Common Stock are currently included for quotation on the Nasdaq/NMS (symbols: WSTR and SFBM, respectively). It is a condition to consummation of the Merger that the WesterFed Financial Common Stock to be issued to the stockholders of Security pursuant to the Merger Agreement will be included for quotation on the Nasdaq/NMS. See "The Merger--Conditions to the Merger."

                          Certain Related Transactions

Stock Option Agreements

         As a condition to entering into the Merger Agreement WesterFed Financial required that it be granted two stock options to purchase shares of Security Common Stock representing approximately 19.9% of the issued and outstanding shares of Security Common Stock under Stock Option Agreement #1 and 5.98% of the issued and outstanding shares of Security Common Stock under Stock Option Agreement #2. The options may only be exercised upon the occurrence of certain events (none of which has occurred as of the date hereof). Pursuant to Stock Option Agreement #1, dated as of September 24, 1996 (the "Stock Option Agreement #1"), Security granted to WesterFed Financial an option to purchase up to 390,642 shares of Security Common Stock at an exercise price of $26.00 per share, subject to the terms and conditions set forth therein. Pursuant to the Stock Option Agreement #2, dated as of September 24, 1996 (the "Stock Option Agreement #2" and together with the Stock Option Agreement #1, the "Stock Option Agreements"), Security granted to WesterFed Financial an additional option to purchase up to 100,000 shares of Security Common Stock at an exercise price of $24.00 per share, subject to the terms and conditions set forth therein. See "Certain Related Transactions--Stock Option Agreements."

         The Stock Option Agreements are intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Stock Option Agreements may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all or a significant interest in Security from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price per share for Security Common Stock than the price per share implicit in the Common Stock Consideration.

         Copies of the Stock Option Agreements are attached to this Joint Proxy Statement/Prospectus as Appendix IV and Appendix V. For additional information regarding the Stock Option Agreements, see "Certain Related Transactions--Stock Option Agreements."

                COMPARATIVE STOCK PRICES AND DIVIDEND INFORMATION

         WesterFed Financial Common Stock and Security Common Stock are included for quotation in the Nasdaq/NMS (symbols: WSTR and SFBM, respectively).

         The following table sets forth the reported high and low sales prices of shares of WesterFed Financial Common Stock and Security Common Stock, as reported in the Nasdaq/NMS, and the quarterly cash dividends per share declared, for the periods indicated. The stock prices do not include retail mark-ups, mark-downs or commissions.


                                                              WesterFed Financial                          Security
                                                                 Common Stock                            Common Stock
                                                       ---------------------------------       ----------------------------------
                                                        High         Low       Dividends       High           Low       Dividends
                                                        ----         ---       ---------       ----           ---       ---------
Year Ended June 30, 1995
   First Quarter.....................................  $14.63      $13.25      $.055           $19.75         $18.00     $0.185
   Second Quarter....................................   14.00       11.38       .060            20.50          18.25      0.137
   Third Quarter.....................................   13.63       12.38       .065            19.75          17.25      0.14
   Fourth Quarter....................................   15.38       12.44       .070            20.38          18.25      0.145

Year Ended June 30, 1996
   First Quarter.....................................   17.13       15.00       .075            21.25          19.75      0.1975
   Second Quarter....................................   17.13       15.50       .080            21.25          20.00      0.1525
   Third Quarter.....................................   16.75       14.75       .085            21.25          20.00      0.1575
   Fourth Quarter....................................   14.88       14.00       .123(1)         21.25          20.25      0.16

Year Ended June 30, 1997
  First Quarter......................................   16.13       13.88       .095            29.38          20.25      0.215
  Second Quarter.....................................

_______________
  (1)  Amount includes a special dividend of $0.033 per share.

         As of January __, 1997, WesterFed Financial's _____ outstanding shares of WesterFed Financial Common Stock were held by approximately ____ record owners and Security's ___________ outstanding shares of Security Common Stock by approximately _____ record owners.

         The timing and amount of the future dividends of WesterFed Financial will depend upon earnings, cash requirements, WesterFed Financial's financial condition and other factors deemed relevant by the WesterFed Financial Board. Dividends may also be limited by certain regulatory restrictions.

         WesterFed Financial is a legal entity separate and distinct from Western Bank and its revenues are comprised principally of dividends from Western Bank. Western Bank's ability to pay dividends or make other capital distributions to WesterFed Financial is governed by OTS regulations. Under these regulations, "capital distributions" include cash or in-kind dividends, payments by a savings association to repurchase or otherwise acquire its own shares, payments other than stock to stockholders of another institution in order to acquire that institution, and other distributions charged against capital. An institution that has not been notified that it "is in need of more than normal supervision," is a Tier 1 institution. Western Bank, as a Tier 1 institution, is permitted, after prior notice to (and no objection by) the OTS, to make capital distributions during a calendar year up to the greater of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or 75% of its net income over the most recent four-quarter period. The OTS may prohibit any capital distribution if it determines that the distribution would be inconsistent with the safe and sound operation of Western Bank. As of September 30, 1996, Western Bank's capital exceeded its tangible, core and risk-based capital requirements by approximately $53.5 million, $45.3 million and $39.3 million, respectively. As of September 30, 1996, Western Bank would have been permitted under these regulations to make capital distributions of up to $21.1 million.

         WesterFed Financial is also subject to Delaware law which limits dividends to an amount equal to the excess of a corporation's net assets over paid-in capital or, if there is no excess, to its net profits for the current and immediately preceding fiscal years.

         SUMMARY HISTORICAL FINANCIAL INFORMATION OF WESTERFED FINANCIAL

         The following table shows, for the periods indicated, certain summary historical data for WesterFed Financial. This information is derived in part from, and should be read in conjunction with, the separate financial statements and related notes included elsewhere herein (dollars in thousands except share and per share data).


                                                     September 30,                            At June 30,
                                                ---------------------    --------------------------------------------------
                                                   1996       1995        1996     1995       1994         1993      1992
                                                   ----       ----        ----     ----       ----         ----      ----
Selected Financial Condition Data:
---------------------------------
Total assets................................... $566,109    $568,680   $563,931  $563,285   $515,675    $404,117   $389,395
Loans receivable, net and loans held for sale..  371,228     327,410    368,193   313,121    274,840     233,148    238,281
Mortgage-backed securities, net................  100,409     135,199    104,947   143,825    145,025      87,534     53,169
Investment Securities, FHLB stock and other
   interest-earning assets.....................   69,049      81,861     64,108    82,375     74,168      62,941     74,206
Deposits.......................................  342,986     349,678    350,212   344,155    349,121     351,447    346,160
Borrowed funds.................................  130,351     130,468    125,838   134,704     85,087      15,541      9,265
Stockholders' equity...........................   78,289      75,960     78,607    75,146     74,168      29,024     24,503
Book value per common share....................    17.81       17.28      17.88     17.09      16.03         N/A        N/A


                                                  Three Months Ended
                                                     September 30,                     Fiscal Year Ended June 30,
                                                -----------------------   -------------------------------------------------
                                                   1996        1995       1996      1995      1994        1993      1992
                                                   ----        ----       ----      ----      ----        ----      ----
Selected Operations Data:
------------------------
Total interest income..........................  $10,593     $10,406   $ 42,544  $ 37,783   $ 31,933    $ 30,365  $ 33,883
Total interest expense.........................    5,950       6,158     24,737    20,984     16,391      16,931    22,237
                                                 ---------    --------  --------  -------    --------   ---------   ------
  Net interest income...........................   4,643       4,248     17,807    16,799     15,542      13,434    11,646
Provision for loan losses.......................     (15)        ---        ---       ---        ---         ---       (53)
Non-interest income.............................     835       1,089      3,882     3,207      3,511       4,731     4,301
Non-interest expense............................  (5,731)     (3,599)   (14,574)  (13,405)   (11,938)    (10,691)  (10,379)
                                                  --------   ---------  --------  --------   --------   ---------  --------
  Income before income taxes, extraordinary
    item and cumulative effect of change in
    accounting for income taxes.................    (268)      1,738      7,115     6,601      7,115       7,474     5,515
Income taxes....................................      89        (670)    (2,556)   (2,473)    (2,681)     (2,952)   (1,935)
                                                  ---------  ----------  -------  --------   --------   ---------  --------
  Income (loss) before extraordinary item and
   cumulative effect of change in accounting
   for income taxes.............................    (179)       1,068     4,559     4,128      4,434       4,522     3,580
Extraordinary loss, net of tax benefit of $188..      ---         ---       ---       ---        ---         ---      (350)
Cumulative effect of change in accounting for
  income taxes..................................      ---         ---       ---       ---        795         ---       ---
                                                  ---------  ----------  ------- ---------   --------  ----------  --------
  Net income (loss).............................   $(179)      $1,068    $4,559    $4,128     $5,229      $4,522    $3,230
                                                   ========   =========  =======   =======    =======    ========    ======
Net income (loss) per share:
  Income before cumulative effect of change in
   accounting for income taxes..................  $(0.04)      $ 0.25    $ 1.07    $ 0.96     $ 1.01      $  N/A    $  N/A
  Cumulative effect of change in accounting for
   income taxes.................................      ---         ---       ---       ---       0.18         ---       ---
                                                  ---------  ----------  -------  --------   --------     -------   -------
Net income (loss) per share.....................  $(0.04)      $ 0.25    $ 1.07    $ 0.96(1)  $ 1.19(1)   $  N/A    $  N/A
                                                   ========   =========  =======   =======   ========     ========   ======
Dividends per share.............................  $0.095       $0.075    $ 0.36    $ 0.30     $ 0.05      $  N/A    $  N/A
                                                   ========   =========  =======   =======   ========     ========   ======
Dividend payout ratio(2)........................      N/A       30.00%    33.64%    31.25%      4.20%        N/A       N/A

Selected Financial Ratios and Other Data:
Return on assets (ratio of net income to average
  total assets).................................   (0.13)%       0.75%     0.79%     0.76%      1.14%       1.14%     0.83%
Return on assets before cumulative effect
 of change in accounting for income taxes.......   (0.13)        0.75      0.79      0.76       0.96        1.14      0.83
Return on equity (ratio of net income to
 average equity.................................   (0.91)        5.64      5.90      5.54      10.07       16.90     14.11
Return on equity before cumulative effect
 of change in accounting for income taxes.......   (0.91)        5.64      5.90      5.54       8.54       16.90     14.11
Interest rate spread at end of period...........    2.70         2.44      2.67      2.38       2.80        3.49      3.29
Net interest margin(3)..........................    3.43         3.12      3.23      3.23       3.54        3.60      3.15
Ratio of non-interest expense to average total
 assets.........................................    4.04         2.54      2.53      2.47       2.60        2.69      2.67
Non-performing assets to total assets, at
 end of period..................................    0.23         0.06      0.13      0.10       0.16        0.21      1.10
Total allowance for loan losses to total non-
  performing assets.............................  157.19       552.47     280.42   350.35     238.82      242.98     49.14
Stockholders' equity to total assets, at end
 of period......................................   13.83        13.36     13.94     13.34      14.38        7.18      6.29
Ratio of average interest-earning assets
 to average interest-bearing liabilities........  113.82       113.43    113.58    113.51     110.16      104.04    102.64
Number of offices...............................      19           18        19        18         18          18        18

----------------
(1) Restated
(2) Dividends declared per share divided by net income per share.
(3) Net interest income divided by average interest-earning assets.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION
                                   OF SECURITY

         The following table sets forth, for the periods indicated, certain summary financial data of Security. This summary information is derived in part from, and should be read in conjunction with the separate financial statements and related notes included elsewhere herein (dollars in thousands, except for per share amounts).

                                                    September 30,                            June 30,
                                                --------------------   ---------------------------------------------------
                                                 1996(1)    1995(1)    1996(1)     1995(1)   1994(1)    1993      1992
                                                 ----       ----       ----        ----      ----       ----      ----
Selected Financial Condition Data:
---------------------------------
Total assets ................................   $382,309   $367,369   $372,239   $352,595   $348,065   $270,353   $250,912
Loans receivable, net and loans held for sale    207,054    152,432    187,591    147,180    117,105     78,672     64,406
Mortgage-backed securities, net .............    122,688    157,392    131,256    145,615    180,395    153,339    148,418
Investment securities, FHLB stock and other
 interest-earning assets ....................     26,423     33,562     26,681     33,641     29,487     27,348     24,231
Deposits ....................................    289,336    294,209    289,219    290,933    293,877    212,715    218,801
Borrowed funds ..............................     51,381     36,935     44,756     26,088     14,792     26,542      3,500
Stockholders' equity ........................     30,930     31,061     30,704     30,884     28,274     26,966     25,170
Book value per common share .................      20.83      21.00      21.00      20.88      19.17      18.36      17.20

                                                 Three Months Ended
                                                    September 30,                  Fiscal Year Ended June 30,
                                                 -------------------   ----------------------------------------------------
                                                   1996(1)    1995(1)   1996(1)    1995(1)    1994(1)    1993       1992
                                                   ----       ----      ----       ----       ----       ----       ----
Selected Operations Data:
------------------------
Total interest income ......................     $ 6,838    $ 6,400   $ 25,342    $24,284    $17,792   $ 17,640    $19,372
Total interest expense .....................       3,771      3,807     14,912     12,951      9,369      9,933     13,219
                                                 -------    -------   --------   --------    -------   --------    -------
  Net interest income ......................       3,067      2,593     10,430     11,333      8,423      7,707      6,153
Provision for loan losses ..................        (150)       (30)      (120)       (30)       (80)       (11)      (118)
Non-interest income ........................       1,272        866      4,014      2,228      2,258      1,323      1,260
Non-interest expense .......................      (4,125)    (2,452)   (10,358)    (9,225)    (5,884)    (5,026)    (4,455)

  Income before income taxes ...............          64        977      3,966      4,306      4,717      3,993      2,840
Income taxes ...............................         (24)      (352)    (1,422)    (1,558)    (1,962)    (1,515)      (994)
                                                  ------    -------   --------    -------     ------   --------    -------
Net income .................................      $   40     $  625    $ 2,544     $2,748     $2,755    $ 2,478     $1,846
                                                  ======    =======   ========    =======     ======   ========    =======
Net Income per share .......................      $ 0.03     $ 0.41    $  1.68     $ 1.80     $ 1.82    $  1.64     $ 1.25
Dividends per share ........................      $ 0.215    $ 0.1975  $  0.6675   $ 0.6075   $ 0.5525  $  0.4800   $ 0.4050
Dividend payout ratio(2) ...................         NM       48.17       39.73     33.75      30.36      29.27      32.40

Selected Financial Ratios and Other Data:
----------------------------------------
Return on assets (ratio of net income to
  average total assets .....................        0.04%      0.68%       0.70%     0.77%      0.99%      0.97%      0.74%
Return on equity (ratio of net income to
  average equity) ..........................        0.52       8.07        8.26      9.33       9.92       9.51       7.60
Interest rate spread at end of period ......        2.99       2.55        2.58      3.07       2.91       2.83       2.14
Net interest margin(3) .....................        3.47       3.02        3.11      3.37       3.19       3.17       2.80
Ratio of non-interest expense to average
  total assets..............................        4.32       2.67        3.09      2.74       2.20       2.07       1.85
Non-performing assets to total assets at
  end of period ............................        0.18       0.03        0.18      0.12       0.24       0.72       1.30
Total allowance for loan losses to total
  non-performing assets ....................      181.86   1,155.88      176.80    272.00     135.11      29.16      17.01
Stockholders equity to total assets, at
  end of period.............................        8.09       8.45        8.25      8.76       8.12       9.97      10.10
Ratio of average interest-earning assets
  to average interest-bearing liabilities...      111.00     110.72      111.76    111.05     107.92     108.14     107.80
Number of offices ..........................          16         15          16        15         14         11         11

--------------
(1)  Reflects the acquisition of three branch offices in May 1994.
(2)  Dividends declared per share divided by net income per share.
(3)  Net interest income divided by average interest earning assets.

                      COMPARATIVE UNAUDITED PER SHARE DATA

         The following table shows unaudited comparative per share data for WesterFed Financial and Security Common Stock on an historical basis, and pro forma combined comparative per share data for WesterFed Financial and Security giving effect to the Merger. The Merger is a business combination accounted for under the purchase method of accounting.


                                                                          Pro Forma
                                                                          ---------
                                                Historical            WesterFed Financial/
                                           --------------------             Security
                                           WesterFed                  --------------------
                                           Financial     Security           Combined
                                           ---------     --------           --------
Book value per share at:
    September 30, 1996..................      $17.81       $20.83          $17.23(1)
    June 30, 1996.......................       17.88        21.00              NM

Cash dividends declared per share for:
   Three months ended September
      30, 1996(1).......................      0.0950       0.2150          0.1273
    June 30, 1996(1)....................      0.3600       0.6675          0.4463


Income (loss) per share for:
   Three months ended September
      30, 1996(1)..... .................       (0.04)        0.03           (0.11)
   Year ended June 30, 1996(1)..........        1.07         1.68            0.92

---------------

(1) Based on the combined stockholders' equity of WesterFed Financial and Security, including the effect of pro forma adjustments. The pro forma combined adjusted amounts are divided by the number of shares of WesterFed Financial Common Stock outstanding for the periods indicated plus the pro forma number of shares of WesterFed Financial Common Stock assumed to be issued as a result of the Merger.


         The information shown above should be read in conjunction with the historical consolidated financial statements of WesterFed Financial and Security and related notes thereto, which are elsewhere herein, and the unaudited pro forma financial data included herein. See "Unaudited Pro Forma Combined Financial Information" for a description of the assumptions and adjustments used in preparing the unaudited pro forma financial data. The pro forma comparative per share data has been included for comparative purposes only and does not purport to be indicative of the results of operations that actually would have been obtained if the Merger had been effected on the dates indicated or of those results that may be obtained in the future.

                                  THE MEETINGS


WesterFed Financial Special Meeting

         Place,  Time  and  Date.  The  Special  Meeting  of  Stockholders  (the
"WesterFed Financial Special Meeting") of WesterFed Financial Corporation ("WesterFed Financial") will be held at ___________________________ located at ______________________ at _____ _:m., local time, on _________, 199_. This Joint
Proxy Statement/Prospectus is being sent to holders of common stock, par value $.01 per share, of WesterFed Financial ("WesterFed Financial Common Stock") and accompanies a form of proxy (the "WesterFed Financial Proxy") which is being solicited by the WesterFed Financial Board of Directors (the "WesterFed Financial Board") for use at the WesterFed Financial Special Meeting and at any and all adjournments or postponements thereof.

         Matters to Be Considered. At the WesterFed Financial Special Meeting, holders of shares of WesterFed Financial Common Stock will vote upon a proposal to approve the adoption of the Merger Agreement and the transactions contemplated thereby, including the merger of Security with and into WesterFed Financial and the issuance by WesterFed Financial of up to _______ shares of WesterFed Financial Common Stock in connection with the Merger (the "WesterFed Financial Proposal"). See "The Merger."

         WesterFed Financial stockholders will also consider and vote upon the ratification of the adoption of the Equity Incentive Plan and such other matters as may properly be brought before the WesterFed Financial Special Meeting. As of the date hereof, the WesterFed Financial Board knows of no business that will be presented for consideration at the WesterFed Financial Special Meeting other than the matters described in this Joint Proxy Statement/Prospectus.

         WesterFed Financial Record Date; Vote Required. The WesterFed Financial Board has fixed the close of business on January __, 1997 (the "WesterFed Financial Record Date") as the date for determining holders of WesterFed
Financial Common Stock who will be entitled to notice of, and to vote at the WesterFed Financial Special Meeting. Only holders of record of WesterFed
Financial Common Stock at the close of business on the WesterFed Financial Record Date will be entitled to notice of and to vote at the WesterFed Financial Special Meeting. As of the WesterFed Financial Record Date, there were outstanding and entitled to vote at the WesterFed Financial Special Meeting ___________ shares of WesterFed Financial Common Stock.

         Each holder of record of shares of WesterFed Financial Common Stock on the WesterFed Financial Record Date will be entitled to cast one vote per share for each of the WesterFed Financial Proposals at the WesterFed Financial Special Meeting. Such vote may be exercised in person or by properly executed proxy. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of WesterFed Financial Common Stock entitled to vote at the WesterFed Financial Special Meeting is necessary to constitute a quorum. With a quorum, or in the absence of such, the affirmative vote of the majority of shares represented at the WesterFed Financial Special Meeting may authorize adjournment of the meeting. Abstentions and broker non- votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons as to certain proposals on which such beneficial owners or persons are entitled to vote their shares but with respect to which the brokers or nominees have no discretionary power to vote without such instructions) will be treated as shares present at the WesterFed Financial Special Meeting for purposes of determining the presence of a quorum.

         The affirmative vote of the holders of a majority of the outstanding shares of WesterFed Financial Common Stock is required for approval of the Merger Proposal. The ratification of the adoption of the Equity Incentive Plan requires the affirmative vote of the holders of a majority of the shares actually voted on such proposal. Therefore, abstentions and broker non-votes will have the same effect as votes against approval of the Merger Proposal.

         Approval of the Merger Proposal by the stockholders of WesterFed Financial is a condition to, and required for, consummation of the Merger. See "The Merger--Conditions to the Merger."

         As of January ___, 1997, the directors and executive officers of WesterFed Financial and their affiliates beneficially owned in the aggregate ___ shares (including shares which may be acquired upon the exercise of options within 60 days of ________, 1997) of WesterFed Financial Common Stock, or approximately __% of the then outstanding shares of WesterFed Financial Common Stock entitled to vote at the WesterFed Financial Special Meeting. The directors and executive officers of WesterFed Financial have indicated their intention to vote such shares for the WesterFed Financial Proposal at the WesterFed Financial Special Meeting. As of such date, neither Security and its subsidiaries, nor the directors and executive officers of Security and their affiliates, beneficially owned any outstanding shares of WesterFed Financial Common Stock except for directors Jorgenson and Dimich and principal stockholder McCann who own 3,000, 1,000 and 3,000 shares of WesterFed Financial Common Stock, respectively. As of that date, Security subsidiaries, acting as fiduciaries, custodians or agents, did not have sole or shared power over any shares of WesterFed Financial Common Stock.

         Proxies. Shares of WesterFed Financial Common Stock represented by properly executed proxies received prior to or at the WesterFed Financial Special Meeting will, unless such proxies have been revoked, be voted at the WesterFed Financial Special Meeting and any adjournments or postponements thereof, in accordance with the instructions indicated in the proxies. If no instructions are indicated on a properly executed WesterFed Financial Proxy, the shares will be voted FOR the WesterFed Financial Proposals.

         Any WesterFed Financial Proxy given pursuant to this solicitation or otherwise may be revoked by the person giving it at any time before it is voted either by delivering to the Secretary of WesterFed Financial at 110 East Broadway, Missoula, Montana 59802 on or before the taking of the vote at the WesterFed Financial Special Meeting, a written notice of revocation bearing a later date than the date of the proxy or a later dated proxy relating to the same shares or by attending the WesterFed Financial Special Meeting and voting in person. Attendance at the WesterFed Financial Special Meeting will not in itself constitute the revocation of a proxy.

         If any other matters are properly presented at the WesterFed Financial Special Meeting for consideration, the persons named in the WesterFed Financial Proxy or acting thereunder will have discretion to vote on such matters in accordance with their best judgment. As of the date hereof, the WesterFed Financial Board knows of no such other matters.

         In addition to solicitation by mail, directors, officers and employees of WesterFed Financial, who will not be specifically compensated for such services, may solicit proxies from the stockholders of WesterFed Financial, personally or by telephone, telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. In addition, WesterFed Financial has engaged ____________ ("______________") to assist WesterFed Financial in distributing proxy materials and contacting record and beneficial owners of WesterFed Financial Common Stock. WesterFed Financial has agreed to pay ________ approximately $________ plus out-of-pocket expenses for its services to be rendered on behalf of WesterFed Financial. WesterFed Financial will bear its own expenses in connection with the solicitation of proxies for the WesterFed Financial Special Meeting. See "The Merger--Expenses."

         HOLDERS OF WESTERFED FINANCIAL COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO WESTERFED FINANCIAL IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Security Annual Meeting

         Place, Time and Date. The Security Annual Meeting will be held at Security located at 219 North 26th Street, Billings, Montana at _____ _.m., local time, on February ____, 1997. This Joint Proxy Statement/Prospectus is being sent to holders of Security common stock (the "Security Common Stock"), and accompanies a form of proxy (the "Security Proxy") which is being solicited by the Security Board for use at the Security Annual Meeting and at any and all adjournments or postponements thereof.

         Matters to Be Considered. At the Security Annual Meeting, holders of Security Common Stock will vote on the following proposals: (i) approve and adopt the Merger Agreement and the transactions contemplated thereby (the "Merger Proposal"); (ii) the election of three directors of Security (the "Election of Directors"); and (iii) the ratification of the selection of KPMG Peat Marwick LLP as independent public accountants for the fiscal year ended June 30, 1997 and any interim periods. See "The Merger" and "Election of Security Directors."

         Holders of Voting Securities will also consider and vote upon such other matters as may properly be brought before the Security Annual Meeting. As of the date hereof, the Security Board knows of no business that will be presented for consideration at the Security Annual Meeting, other than the matters described in this Joint Proxy Statement/Prospectus.

         Security Record Date; Vote Required. The Security Board has fixed the close of business on ________, 1997 (the "Security Record Date"), as the date for determining holders of Security Common Stock who will be entitled to notice of, and to vote at, the Security Annual Meeting. Only holders of record of Security Common Stock at the close of business on the Security Record Date will be entitled to notice of and to vote at the Security Annual Meeting. As of the Security Record Date, there were outstanding and entitled to vote at the Security Annual Meeting _____ shares of Security Common Stock.

         Each holder of Security Common Stock is entitled to one vote per share except that cumulative voting is authorized in connection with the election of directors. Cumulative voting permits the stockholder entitled to vote in person or by proxy the number of shares owned by him or her for as many persons as there are directors to be elected to a particular class or to accumulate votes by giving one candidate as many votes as the number of such directors to be elected multiplied by the number of shares owned shall equal, or by distributing such votes on the same principle among any number of candidates. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Security Common Stock entitled to vote at the Security Annual Meeting is necessary to constitute a quorum. With a quorum, or in the absence of such, the affirmative vote of a majority of the shares represented at the Security Annual Meeting may authorize the adjournment of the meeting. Abstentions and broker non-votes will be treated as shares present at the Security Annual Meeting for purposes of determining a quorum.

         The affirmative vote of the holders of two-thirds of the outstanding shares of Security Common Stock is required for approval of the Merger Proposal. The Election of Directors and Ratification of Accountants requires a plurality of the votes of the shares present in person or represented by proxy and entitled to vote.

         As of January __, 1997, the directors and executive officers of Security and their affiliates beneficially owned in the aggregate 164,372 shares (including shares which may be acquired upon the exercise of options within 60 days of January __, 1997) of Security Common Stock, or 10.57% of the Security Common Stock entitled to vote at the Security Annual Meeting. The directors (except for Stephen C. Sandels who owns 100 shares) and executive officers of Security have indicated their intention to vote such shares for the Security Proposals at the Security Annual Meeting. As of January __, 1997, the directors and executive officers of WesterFed Financial and their affiliates beneficially owned in the aggregate ____ shares of Security Common Stock, or _____ % of the Security Common Stock entitled to vote at the Security Annual Meeting. The directors and executive officers of WesterFed Financial have indicated their intention to vote such shares for the Security Proposals at the Security Annual Meeting.

         Proxies. Security Common Stock represented by properly executed proxies received prior to or at the Security Annual Meeting will, unless such proxies have been revoked, be voted at the Security Annual Meeting and any adjournments or postponements thereof in accordance with the instructions indicated in the proxies. If no instructions are indicated on a properly executed Security Proxy, the shares will be voted FOR the Security Proposals.

         Any Security Proxy given pursuant to this solicitation or otherwise may be revoked by the person giving it at any time before it is voted by delivering to the Secretary of Security at 219 North 26th Street, Billings, Montana 59101 on or before the taking of the vote at the Security Annual Meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares of Security Common Stock or by attending the Security Annual Meeting and voting in person. Attendance at the Security Annual Meeting will not in itself constitute the revocation of a proxy.

         If any other matters are properly presented at the Security Annual Meeting for consideration, the persons named in the Security Proxy or acting thereunder will have discretion to vote on such matters in accordance with their best judgment. As of the date hereof, the Security Board knows of no such other matters.

         In addition to solicitation by mail, directors, officers, and employees of Security, who will not be specifically compensated for such services, may solicit proxies from the stockholders of Security, personally or by telephone, telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. In addition, Security has engaged D.F. King & Co., Inc. to assist Security in distributing proxy materials and contacting record and beneficial owners of Security Common Stock. Security has agreed to pay $4,000 plus $3 for each Security stockholder contacted by D.F. King & Co., Inc. and out-of-pocket expenses for its services to be rendered on behalf of Security.

         HOLDERS OF SECURITY COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO SECURITY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

         HOLDERS OF SECURITY COMMON STOCK SHOULD NOT FORWARD STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

         The information in this Joint Proxy Statement/Prospectus concerning the terms of the Merger is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Appendix I and incorporated herein by reference. All stockholders are urged to read the Merger Agreement in its entirety.

General

         Pursuant to the Merger Agreement, Security will be merged with and into WesterFed Financial, with WesterFed Financial being the surviving entity (the "Merger"). As soon as possible after the conditions to consummation of the Merger described below have been satisfied or waived, and unless the Merger Agreement has been terminated as provided below, WesterFed Financial and Security will file certificate and articles of merger with the Secretary of States of Delaware and Montana, respectively, for the Merger. The Merger will become effective at the time the certificate and articles of merger are filed with the Secretary of States of Delaware and Montana, respectively. The time at which the Merger becomes effective is referred to herein as the "Effective Time." It is presently contemplated that the Effective Time will be as soon as practical following the fulfillment or waiver of each of the conditions to the Merger.

         Upon consummation of the Merger, the stockholders of Security shall be entitled to receive the Merger Consideration in consideration for their shares of Security Common Stock held and thereupon shall cease to be stockholders of Security, and the separate existence and corporate organization of Security shall cease. WesterFed Financial shall succeed to all the rights and property of Security. The members of the Board of Directors of WesterFed Financial and two directors of Security mutually acceptable to WesterFed Financial and Security immediately prior to the Effective Time shall be the members of the Board of Directors of WesterFed Financial immediately after the Effective Time. See also "--Interests of Certain Persons in the Merger."

Background of and Reasons for the Merger

         Background of the Merger. In recognition of the rapid changes occurring in the financial services industry, for the last several years, Security has been on a path of expanding its business into commercial banking. Security believes that the benefits of this strategy are being realized.

         WesterFed Financial has been interested in expanding its banking franchise as well as employing its strong capital position. Toward that end, WesterFed Financial retained Alex. Brown in May 1995 to help achieve these goals. Consistent with these goals, Alex. Brown assisted WesterFed Financial in identifying certain acquisition opportunities, including the possibility of combining with Security.

         In March 1996, Lyle R. Grimes, President and CEO of WesterFed Financial called David W. Jorgenson, President and CEO of Security, advising that he intended to forward a letter proposing a merger between the two companies. The letter from WesterFed Financial, dated March 22, 1996, was immediately distributed to the Security Board of Directors at their regularly scheduled meeting. Based on the strong interest shown in the letter, the Security Board approved pursuing preliminary discussions with WesterFed Financial. To facilitate such discussions, a special board committee (the "Special Committee") was appointed by the Security Board on June 24, 1996 composed of outside directors William M. Leslie, George R. Pierce and Harold S. Hanson, was appointed by the Security Board, with Mr. Harold Hanson serving as chairman.

         In April 1996, Mr. Jorgenson and William M. Dimich, Chairman of the Security Board, met with Mr. Grimes and Robert Burke, a director of WesterFed Financial to discuss general business and operating issues. There was no discussion of price at that meeting. On April 15, 1996, the parties signed a Joint Confidentiality Agreement concerning the possible combination and the related exchange of information.

         On May 2, 1996, the Security Board received a letter from WesterFed Financial proposing a price range for a stock exchange between the companies and the mix of cash and WesterFed Financial stock to accomplish the proposed combination. The Special Committee met shortly thereafter and authorized Mr. Jorgenson to contact certain investment advisors on a confidential basis to obtain proposals to assist Security in considering the WesterFed Financial proposal. The Special Committee subsequently met to review the proposals received from the investment advisors. On May 20, 1996, the Security Board accepted the Special Committee's recommendation to select Montgomery Securities and authorized management to negotiate an engagement letter with Montgomery, which was executed on June 3, 1996.

         On June 24, 1996, Montgomery made a presentation to the Security Board, giving their preliminary analysis of the WesterFed Financial proposal. Based on that analysis and the advice of their financial and legal advisors, the Security Board authorized Montgomery, in consultation with the Special Committee, management and legal counsel, to pursue further negotiations with WesterFed Financial.

         During July 1996, various meetings involving the parties and their financial advisors occurred, focusing primarily on financial performance, projections and accounting matters. During that time, the Special Committee met frequently with management to receive updates and provide direction with respect to the negotiations. In midlate July, Security received and considered an initial Term Sheet, outlining certain key terms, as proposed by WesterFed Financial. The Term Sheet, with input from the Security Special Committee, the Security Board, financial and legal advisors, was revised several times through late July and August.

         During the month of August, WesterFed Financial had several meetings with its advisors to review Security's comments and submit a revised term sheet to Security.

         On August 26, 1996, the Security Board received the final Term Sheet and authorized the negotiation of a definitive agreement consistent with such terms.

         On September 24, 1996, following extensive negotiation among the parties, their counsel and financial advisors, the Boards of Security and WesterFed Financial, with their respective advisors present, approved the Merger Agreement and related stock option agreements to effect the proposed combination.

         Security's Reasons for the Merger. The Security Board, at its meeting held on September 24, 1996, considered the Merger Agreement and determined it to be fair, and in the best interests of, Security and its stockholders, customers, and employees. In reaching its determination, the Security Board consulted with Security management, and its financial and legal advisors regarding, the financial fairness of the Merger to Security and its stockholders, and the legal duties of the Security Board, in connection with the Merger and the terms of the Merger Agreement. A number of factors were considered. Below is a listing of the material factors the Security Board considered in their decision. The Security Board did not assign any specific or relative weight to the below listed factors.

         o The Security Board determined that a merger with WesterFed Financial would be a better alternative than expanding independently through internal growth and/or acquisitions. After the Merger, Security would become part of the largest, publicly held financial institution headquartered in Montana. A larger financial institution will enhance Security's ability to compete more effectively in the rapidly changing market place for banking and financial services while maintaining its community banking flavor.

         o Confronted with changing stockholder demographics and stockholder desires, the Security Board determined that combining with a larger company would provide the alternative of an attractive cash premium or stock with a likelihood of improved liquidity.

         o        Combining the management  resources of both  companies  should
                  result  in  a  greater  depth  of  management,   which  should
                  strengthen the combined organization.

         o Because of the combined companies' relative size and resources, Security should benefit as a result of enhanced technology and employee training which should enable employees to better serve customers.

         FOR THE REASONS SET FORTH ABOVE, THE SECURITY BOARD HAS APPROVED THE MERGER AGREEMENT AS ADVISABLE AND IN THE BEST INTERESTS OF SECURITY AND SECURITY STOCKHOLDERS AND RECOMMENDS THAT THE STOCKHOLDERS OF SECURITY VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.

         WesterFed Financial's Reasons for the Merger. Over the last 15 years, WesterFed Financial has attempted to increase its market share through acquisitions. Between 1983 and 1991, Western Bank acquired three financial institutions with total assets aggregating approximately $287.0 million. Since its conversion in 1994, WesterFed Financial has returned to a program of in-market and adjacent-market acquisitions that would add value to its stockholders and its banking franchise. To that end, WesterFed Financial retained Alex. Brown in May 1995 to provide certain investment banking advice and services, including advice with respect to potential acquisitions and related matters. In March 1996, WesterFed contacted Security to discuss the possibility of a merger.

         The WesterFed Financial Board believes that the Merger is fair to, and in the best interests of, WesterFed Financial and its stockholders. Accordingly, the WesterFed Financial Board has unanimously approved the Merger Agreement and recommends that WesterFed Financial shareholders vote FOR the approval and adoption of the WesterFed Financial Proposal.

         In negotiating the terms of the Merger and in considering its recommendation for the approval of the Merger Agreement, the WesterFed Financial Board considered a number of factors including, without limitation, the following:

         (i) the Merger Consideration to be paid to the Security stockholders in relation to the book value, earnings per share and market value of the WesterFed Financial Common Stock and Security Common Stock;

         (ii) the expansion of WesterFed Financial's services into a number of new communities in Montana;

         (iii) the WesterFed Financial Board's review, based in part on presentations by Alex. Brown and WesterFed Financial management's due diligence review of Security, of the business, operations and financial condition of Security, the prospects of the combined institution, and the increased market presence, economies of scale, cost savings opportunities and enhanced opportunities for growth made possible by the Merger; in this regard, the WesterFed Financial Board noted that the combined institution would constitute the largest publicly traded financial institution headquartered in Montana;

         (iv) the short-term and long-term impact the Merger is anticipated to have on WesterFed Financial's consolidated results of operations, including anticipated cost savings resulting from consolidation in certain areas;

         (v) the opinion of Alex. Brown that, as of September 24, 1996, the Merger Consideration to be paid by WesterFed Financial pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of WesterFed Financial Common Stock (see "--Opinion of WesterFed Financial's Financial Advisor");

         (vi) the impact of the Merger on depositors, employees, customers and communities served by WesterFed Financial and Security;

         (vii) the opportunity to diversify its lending activities to include commercial lending;

         (viii) the opportunity to leverage excess capital from proceeds received in WesterFed Financial's conversion to the stock form of organization;

         (ix) the expectation that the Merger will generally be a tax-free transaction to WesterFed Financial and its stockholders and that the Merger will be accounted for under the purchase method of accounting (see "--Certain Federal Income Tax Consequences of the Merger" and "--Accounting Treatment"); and

         (x) the terms of the Merger Agreement, the Stock Option Agreements and the other documents executed in connection with the Merger.

         In view of the wide variety of factors considered in connection with its evaluation of the Merger, the WesterFed Financial Board did not find it practicable to, and did not quantify or otherwise attempt to, assign relative weights to the specific factors considered in reaching its determination.

Recommendations of the Boards of Directors

         WesterFed Financial. The WesterFed Financial Board has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and has determined that the Merger and the issuance of the WesterFed
Financial  shares  pursuant  thereto  are in the  best  interests  of  WesterFed
Financial  and  its  stockholders.   The  WesterFed  Financial  Board  therefore
recommends a vote FOR approval of the matter presented at the WesterFed Financial Special Meeting.

         For a discussion of the factors considered by the WesterFed Financial Board in reaching its decision to approve the Merger Agreement, see "--Background of and Reasons for the Merger--WesterFed Financial's Reasons for the Merger."

         Security. The Security Board has adopted and approved the Merger Agreement and the transactions contemplated thereby and has determined that the Merger is fair to, and in the best interests of, Security and its stockholders. The Security Board therefore recommends a vote FOR approval of the matters presented at the Security Annual Meeting. One director, Mr. Stephen C. Sandels, voted against approval of the Merger Agreement. See "The Merger--Recommendations of the Boards of Directors."

         For a discussion of the factors considered by the Security Board in reaching its decision to approve the Merger Agreement, see "--Background of and Reasons for the Merger-- Security's Reasons for the Merger."

Merger Consideration

         Subject to the terms, conditions and procedures in the Merger Agreement, Security stockholders may elect to receive for each share of Security Common Stock issued and outstanding immediately prior to the Merger (other than certain shares of Security Common Stock held by WesterFed Financial or Security) either $30.00 in cash, a number of shares of WesterFed Common Stock equal to the "exchange ratio" or a combination of cash and stock, subject to the stock component being 40% to 45% of the total consideration. The "exchange ratio" is $30.00 divided by the average closing price of WesterFed Financial Common Stock for the 20 trading days commencing 30 trading days prior to the closing. However, if the average WesterFed Financial stock price is (a) equal to or less than $13.05, the exchange ratio will be 2.2989, (b) equal to or greater than $15.95 but not greater than 17.50, the exchange ratio will be 1.8809, or
(c) in excess of $17.50, the exchange ratio will be (absent extraordinary circumstances) $32.91 divided by the average price. Security may terminate the agreement if the average WesterFed Financial stock price is less than $11.75 and WesterFed Financial does not agree to an exchange ratio that produces a value of $27.01 per share for the stock component of the Merger Consideration.

         Each share of WesterFed Financial Common Stock issued and outstanding at the Effective Time will remain outstanding and unchanged as a result of the Merger. No fractional shares of WesterFed Financial Common Stock will be issued in the Merger, and Security stockholders who otherwise would be entitled to receive a fractional share of WesterFed Financial Common Stock will receive a cash payment in lieu thereof.

Security Stockholder Election Procedures

         Concurrently with the mailing of this Proxy Statement, Security Stockholders will receive a form of election (the 'Election Form') pursuant to which Security Stockholders shall make an election to receive (i) the cash distribution ('Cash Distribution') for all of his or her shares ('Cash Election Shares'); (ii) the stock distribution ('Stock Distribution') for all of his or her shares ('Stock Election Shares'), or (iii) the Cash Distribution for those shares designated by the Security Stockholder as Cash Election Shares and the Stock Distribution for the remaining shares. If the Security Stockholder fails to make an election ('No Election Share'), such Security Common Stock shall be deemed to be Cash Election Shares, except as set forth below. A Security Stockholder of 1% or more of the Security Common Stock (determined as of the Closing Date) who does not make an election on or before the election deadline, will be deemed to have made a timely election to receive the Cash Distribution.

         As soon as practicable after the Effective Time, the Exchange Agent will allocate among the holders of Security Common Stock the right to receive the Cash Distribution or the Stock Distribution pursuant to the Merger Agreement as follows:

         (i) all Stock Election Shares will be converted into the right to receive the Stock Distribution;

         (ii) all No Election Shares will be converted to Stock Election Shares ('Additional Stock Election Shares') provided that the aggregate number of Stock Election Shares (including Additional Stock Election Shares) is equal or approximately equal to the number of maximum stock consideration shares; in the event that the conversion of all No Election Shares to Additional Stock Election Shares would cause the aggregate number of Stock Election Shares (including Additional Stock Election) to exceed the number of maximum stock consideration shares exchanged for the stock distribution, the Additional Stock Election Share shall be reduced so that the aggregate number of Stock Election Shares (including Additional Stock Election Shares) equals or approximately equals the number of Maximum Stock Consideration Shares, with the aggregate Additional Stock Election Shares created upon the conversion of No Election shares being allocated pro rata to each holder of No Election Shares in the proportion that the total No Election Shares of such holder bear to the total number of No Election Shares of all holders;

         (iii) in the event that conversion of all No Election Shares to Additional Stock Election Shares pursuant to (ii) above would cause the aggregate number of Stock Election Shares (including Additional Stock Election Shares) to be less than the number of minimum stock consideration shares, the Exchange Agent (in addition to converting all No Election Shares) shall convert a number of Cash Election Shares (excluding shares tendered by holders of less than 100 shares) to Stock Election Shares and exchange the same for the Stock Distribution such that the aggregate number of Stock Election Shares (including Additional Stock Election Shares) shall equal or be approximately equal to the number of minimum stock consideration shares, with the aggregate Stock Election Shares that are to be created upon the conversion of Cash Election Shares being allocated pro rata to each holder of Cash Election Shares in the proportion that the total Cash Election Shares of such holder bear to the total number of Cash Election Shares of all holders (excluding each holder of less that 100 shares); and

         (iv) after the allocations set forth in (ii) and (iii) above have been made, all remaining shares of Security Common Stock will be converted into the Cash Distribution.

         If  the  number  of  shares  of   WesterFed   Financial   Common  Stock
distributable in respect of the Stock Election Shares is greater than the number of maximum stock consideration shares, then:

         (i) all Cash Election Shares (including No Election Shares) will be converted into the right to receive the Cash Distribution; and

         (ii) the Exchange Agent will reallocate the Merger Consideration payable to each holder of Stock Election Shares pro rata (based upon the number of Stock Election Shares owned by each Security Common Stockholder, as compared with the total number of Stock Election Shares owned by all holders) such that the holders of the Stock Election Shares will receive, as Stock Distributions, the number of shares of WesterFed Financial Common Stock which in the aggregate will be equal or approximately equal to the Maximum Stock Consideration Shares and will receive the balance of the Merger Consideration due to them in cash as cash distributions.

Opinion of WesterFed Financial's Financial Advisor

         WesterFed Financial retained Alex. Brown & Sons Incorporated ("Alex. Brown") on May 31, 1995 to provide certain investment banking advice and services, including advice with respect to potential acquisitions and related matters. On May 3, 1996, WesterFed executed an addendum to the existing engagement letter (the terms of which were further revised on August 12, 1996) to retain Alex. Brown as its financial advisor with respect to the acquisition of Security. Alex. Brown was selected to act as WesterFed's financial advisor based upon its qualifications, expertise and reputation, as well as its familiarity with WesterFed's business and market area. Alex. Brown regularly publishes research reports regarding the financial services industry and the businesses and securities of publicly owned companies in that industry.

         Representatives of Alex. Brown attended a meeting of the WesterFed Financial Board on September 24, 1996 at which the WesterFed Financial Board approved the Merger Agreement. At such meeting, Alex. Brown made a presentation to the WesterFed Financial Board and rendered an opinion (the "Alex. Brown Opinion") to the WesterFed Financial Board that, as of such date, the consideration to be paid by WesterFed Financial to the holders of Security Common Stock was fair, from a financial point of view, to the holders of WesterFed Financial Common Stock. The Alex. Brown Opinion was reaffirmed as of the date of this Joint Proxy Statement/Prospectus. Alex. Brown relied upon analyses such as those described below in connection with rendering the Alex. Brown Opinion and providing its written opinion as of the date hereof. No limitations were imposed by the WesterFed Financial Board upon Alex. Brown with respect to the investigations made or procedures followed by it in rendering the Alex. Brown Opinion.

         The full text of the Alex. Brown Opinion, which sets forth, among other things, assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached hereto as Appendix II and is incorporated herein by reference. WesterFed Financial shareholders are urged to read the Alex. Brown Opinion in its entirety. The Alex. Brown Opinion was directed to the WesterFed Financial Board, addresses only the fairness to the holders of WesterFed Financial Common Stock, from a financial point of view, of the consideration to be paid by WesterFed Financial to the holders of Security
Common Stock pursuant to the Merger Agreement, and does not constitute a recommendation to any WesterFed Financial shareholder as to how such shareholder should vote. The Alex. Brown Opinion was rendered to the WesterFed Financial Board for its consideration in determining whether to approve the Merger Agreement. The following summary of the Alex. Brown Opinion is qualified in its entirety by reference to the full text of the Alex. Brown Opinion.

         In rendering the Alex. Brown Opinion, Alex. Brown reviewed certain publicly available financial information and other information concerning WesterFed Financial and Security and certain internal financial analyses and other information furnished to it by WesterFed Financial and Security. Alex. Brown also held discussions with members of the senior management of WesterFed Financial and Security regarding the business and prospects of their respective financial institutions and the joint prospects of a combined company. In addition, Alex. Brown (i) reviewed the reported price and trading activity of the WesterFed Financial common stock and the Security common stock, (ii) compared certain financial and stock market information of WesterFed Financial and Security, respectively, with similar information of certain comparable companies whose securities are publicly traded (see "Opinion of WesterFed Financial Financial Advisor --- Analysis of Selected Publicly Traded Companies"), (iii) reviewed the Merger Agreement, (iv) reviewed the financial terms of certain recent business combinations which Alex. Brown deemed comparable to the Merger, in whole or in part (see "Opinion of WesterFed Financial Financial Advisor --- Analysis of Selected Acquisition Transactions"),
(v) reviewed the potential pro forma impact of the Merger on WesterFed's financial condition, operating results and per share figures (see "Opinion of WesterFed Financial Financial Advisor --- Pro Forma Merger Analysis") and (vi) performed such other studies and analyses and considered such other factors as Alex. Brown deemed appropriate.

         In conducting its review and arriving at the Alex. Brown Opinion, Alex. Brown assumed and relied upon, without independent verification, the accuracy, completeness and fairness of all of the financial and other information reviewed by and discussed with it for purposes of rendering the Alex. Brown Opinion. With respect to the financial forecasts and other information reviewed by Alex. Brown in rendering the Alex. Brown Opinion (including, without limitation, projected cost savings from the Merger), Alex. Brown assumed that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of WesterFed Financial and Security as to the likely future financial performance of WesterFed Financial and Security. Alex. Brown did not make or obtain any independent evaluations or appraisals of the assets or liabilities of either WesterFed Financial or Security or their respective subsidiaries, nor did it review any individual loan files of WesterFed Financial or Security. Alex. Brown is not an expert in the evaluation of allowances for loan losses, has not made an independent evaluation of the adequacy of the allowance for loan losses set forth in the balance sheets of WesterFed Financial and Security and has assumed such allowances were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. Alex. Brown assumed that the Merger will have the tax, accounting and legal effects (including, without limitation, that the Merger will be accounted for as a purchase) described in the Merger Agreement. Moreover, Alex. Brown also assumed that the Merger in all respects is, and will be consummated, in compliance with all laws and regulations applicable to WesterFed Financial and Security.

         In connection with rendering the Alex. Brown Opinion, Alex. Brown performed a variety of financial analyses, including those summarized below. While the following summary describes all analyses and factors that Alex. Brown deemed material in its presentation to the WesterFed Financial Board, it is not a comprehensive description of all analyses and factors considered by Alex. Brown. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors discussed below, Alex. Brown believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the Alex. Brown Opinion. No one of the analyses performed by Alex. Brown was assigned a greater significance than any other. The analyses performed by Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. The Alex. Brown Opinion is based on market, economic and other conditions as they existed and could be evaluated as of the date of the Alex. Brown Opinion.

         Analysis of Selected Publicly Traded Companies. In preparing the Alex. Brown Opinion, Alex. Brown, using publicly available information, compared selected financial and stock market information, including, among other things, the composition of earning assets, asset quality ratios, loan loss reserve levels, net interest margin, the ratio of fee income to total revenue, the ratio of general and administrative expenses to average assets, the efficiency ratio, the ratio of net income to average assets and average equity, capitalization ratios, and the multiple of market price to latest twelve months' ("LTM") earnings per share ("EPS") and market price to book value per share, for Security and a selected group of thrifts deemed similar to Security. Alex. Brown noted that no company used in the analysis was identical to Security.

         The selected group of thrifts comprised of Western thrifts with total assets between $104.2 million and $2.1 billion as of June 30, 1996. A total of 11 institutions were included (the "Selected Thrifts"). As of September 16, 1996, the mean multiples implied by the market price of the common stock of the Selected Thrifts to the Selected Thrifts' LTM EPS and book value per share at or for the period ending June 30, 1996 were 12.9x and 125.0%, respectively, for the Selected Thrifts, and 12.2x, and 97.6%, respectively, for Security.

         Analysis of Selected Acquisition Transactions. In preparing the Opinion, Alex. Brown analyzed the financial terms, to the extent publicly available, of certain selected merger and acquisition transactions for acquired thrifts which it deemed comparable in whole or in part to the Merger. Alex. Brown noted that no transaction used in the analysis of selected acquisition transactions was identical to the Merger. These transactions were analyzed based upon both the financial characteristics of acquired thrifts and the acquisition price relative to the acquired thrift's LTM EPS, book value, tangible book value, assets and market value. The analysis included a review and comparison of the mean, median, high and low multiples represented by a sample of 48 effected or pending thrift acquisitions nationwide having transaction values between $25 million and $250 million that were announced since January 1, 1993 and that involved acquired thrifts with equity to assets less than 10% and return on average assets between 0.50% and 1.00%. (the "Comparable Transactions"). The average price to LTM EPS, price to book value, price to tangible book value, price to assets and price to market value implied by the merger consideration for the Comparable Transactions were 15.6x, 155.3%, 159.7%, 12.0% and 32.0%, respectively. The value of the consideration in the Merger as of September 24, 1996 (the "September 24 Value") implied a multiple of 142.9% and 166.7% of Security's book value and tangible book value, respectively, and a premium to market value of 37.9%. Further, the September 24 Value represented a multiple of 17.9x Security's LTM EPS. Alex. Brown noted that this multiple, while higher than the mean of the Comparable Transactions, was within the range of multiples paid in the Comparable Transactions. Applying the September 24 Value against projected EPS for fiscal 1997 for both the "expected case" and the "adjusted case" resulted in price/earnings multiples of 12.0x and 12.9x, respectively.

         Discounted Cash Flow Analysis. Using a discounted dividend analysis, Alex. Brown prepared an estimated valuation of Security based on the present value of the future dividend streams and the terminal value that Security could produce over a four-year period. Projection ranges for Security's four-year balance sheet and income statement were provided by Security's management and were based upon various factors and assumptions, many of which are beyond the control of Security. These projections are, by their nature, forward-looking and may differ materially from the actual values or actual future results, which may be significantly more or less favorable than suggested by such projections. Such projections were also modified to present an "adjusted" case for Security.

         The implied future dividend stream projection was based upon the assumption that Security would maximize yearly dividend payments, subject to maintaining a constant year-end ratio of shareholders' equity to total assets of 7.0%. Estimated terminal values were calculated by applying multiples ranging from 10.0x to 11.0x projected net income. The dividend streams and terminal values were discounted to present values using a range of discount rates from 12.5% to 15.0%. The discounted cash flow analysis produced a range of net present values per share of Security common stock of approximately $29.50 to $34.25 in the expected case and approximately $28.25 to $32.75 in the adjusted case. Giving effect to projected cost savings (based on estimates provided by WesterFed Financial management and Security management), the analysis produced a range of net present values per share of the Security Common Stock of approximately $32.25 to $37.50 in the expected case and approximately $31.00 to $36.00 in the adjusted case. These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the Security Common Stock. Alex. Brown noted that the discounted cash flow analysis is a widely used valuation methodology, but that such analysis relies on numerous assumptions, including dividend payout rates, terminal values and discount rates, the future values of which may differ significantly from such estimates.

         Pro Forma Merger Analysis. Alex. Brown analyzed the pro forma effects of the Merger on WesterFed Financial shareholders by comparing, among other things, the projected pro forma fully diluted earnings per share for fiscal years 1997, 1998, 1999 and 2000 and the tangible book value per share as of June 30, 1996 with the standalone estimates of fully diluted earnings per share for fiscal years 1997, 1998, 1999 and 2000 and tangible book value per share as of June 30, 1996. Based on certain assumptions, including those with respect to cost savings and other synergies from the Merger, and the standalone earnings projections of WesterFed Financial (based on estimates provided by WesterFed Financial management) and Security (based on estimates provided by Security management), the analysis showed that the Merger could result in accretion to WesterFed's pro forma projected EPS in fiscal 1998 (the first full fiscal year of combined operations), 1999 and 2000 of 7.7%, 6.1% and 5.8%, respectively, in the expected case. In the adjusted case, the analysis showed that the Merger could result in accretion to WesterFed's pro forma projected EPS in fiscal 1998, 1999 and 2000 of 3.2%, 3.5% and 4.0%, respectively. In both the expected case and the adjusted case, the projected dilution to book value was 19.2%.

         Alex. Brown also considered the effect on pro forma equity/assets and pro forma tangible equity/tangible assets and noted that the pro forma capital levels would be in line with that of the Selected Thrifts. As of June 30, 1997, pro forma equity/assets and tangible equity/tangible assets were projected to be 9.45% and 8.05%, respectively, in the expected case, and 9.45% and 8.04% in the adjusted case, respectively.

         Additional Considerations. In arriving at its opinion, Alex. Brown also considered a number of qualitative factors that might result from the Merger, including WesterFed Financial's broadened geographic presence in Montana, enhanced lending capabilities and loan portfolio mix, greater management depth, and the improved leverage of WesterFed Financial's capital base.

         Compensation of Financial Advisor. Pursuant to the terms of an engagement letter dated May 31, 1995, and related Addendum B, dated May 3, 1996 (collectively, the "Alex. Brown Engagement Letter"), WesterFed Financial will pay Alex. Brown an aggregate fee of $350,000 for acting as Financial Advisor in connection with the Merger, including rendering the Alex. Brown Opinion, against which will be credited a $25,000 retainer fee paid upon execution of the Engagement Letter. Of the fee, $50,000 was paid on the delivery of the Alex. Brown Opinion, with the remainder of the fee payable upon closing of the Merger. Whether or not the Merger is consummated, WesterFed Financial also has agreed to reimburse Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with the transaction. WesterFed Financial has also agreed to indemnify Alex. Brown and certain related persons against certain liabilities relating to or arising out of its engagement.

Opinion of Security's Financial Advisor

         General.  Pursuant  to an  engagement  letter  dated May 31,  1996 (the
"Montgomery Engagement letter"), Security engaged Montgomery to assist in evaluating the WesterFed Financial proposal and advising Security concerning opportunities for the sale of Security to WesterFed Financial. As part of its engagement, Montgomery agreed, if requested by Security, to render to the Security Board a fairness opinion with respect to a potential sale of Security to WesterFed Financial. Montgomery is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. Security selected Montgomery to render the opinion on the basis of its experience and expertise in transactions similar to the Merger and its reputation in the banking and investment communities.

         At a meeting of the Security Board on September 24, 1996, Montgomery delivered its oral opinion that the consideration to be received by the holders of Security Common Stock pursuant to the Merger Agreement was fair to such shareholders from a financial point of view as of the date of such opinion. Montgomery's oral opinion was confirmed in a letter dated September 24, 1996. Montgomery has confirmed its opinion dated September 24, 1996 by delivery of an opinion dated the date of this Joint Proxy Statement/Prospectus. No limitations were imposed by Security on Montgomery with respect to the investigations made or procedures followed in rendering its opinions.

         The full text of Montgomery's written opinion to the Security Board, dated September 24, 1996, which sets forth the assumptions made, matters considered, and limitations of the review by Montgomery, is attached hereto as Appendix III and is incorporated herein by reference. The following summary of Montgomery's opinion is qualified in its entirety by reference to the full text of the opinion, which should be read carefully and in its entirety. In furnishing such opinion, Montgomery does not admit that it is an expert with respect to the Registration Statement of which this Joint Proxy Statement/Prospectus is part within the meaning of the term "experts" as used in the Securities Act (as defined below) and the rules and regulations promulgated thereunder. Montgomery's opinion is addressed to the Security Board, covers only the fairness of the consideration to be received by holders of Security Common Stock from a financial point of view as of the date of the opinion and does not constitute a recommendation to any holder of Security Common Stock as to how such stockholder should vote at the Annual Meeting.

         In connection with its September 24, 1996 opinion, Montgomery, among other things: (i) reviewed certain publicly available financial and other data with respect to Security and WesterFed Financial, including the audited, consolidated financial statements for the fiscal years ended June 30, 1994 and 1995 prepared in accordance with generally accepted accounting principles ("GAAP") as applied to financial institutions, audited consolidated financial statements for the fiscal year ended June 30, 1996 prepared in accordance with GAAP, and certain other relevant financial and operating data relating to Security and WesterFed Financial made available to Montgomery from published sources and from the internal records of Security and WesterFed Financial; (ii) reviewed the draft Merger Agreement dated September 19, 1996; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Security Common Stock and WesterFed Financial Common Stock;
(iv) compared WesterFed Financial from a financial point of view with certain other companies in the thrift industry that Montgomery deemed to be relevant;
(v) considered the financial terms, to the extent publicly available, of selected recent business combinations that Montgomery deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Security and WesterFed Financial certain information of a business and financial nature regarding Security and WesterFed Financial, furnished to Montgomery by them, including financial forecasts prepared by their respective managements and related assumptions of Security and WesterFed Financial; (vii) made inquiries regarding, and discussed with Security's counsel, the Merger and the merger Agreement and other matters related thereto; and (viii) performed such other analyses and examinations as Montgomery deemed appropriate.

         In connection with its review, and with the consent of Security, Montgomery did not assume any obligation independently to verify the foregoing information and relied on such information being accurate and complete in all material respects. With respect to the financial forecasts for Security and WesterFed Financial provided to Montgomery by their respective managements, Montgomery assumed for purposes of its opinion and with Security's consent that the forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of their respective managements as to the future financial performance of Security and WesterFed Financial, and provided a reasonable basis upon which Montgomery could form its opinion. Montgomery also assumed that there were no material changes in Security's or WesterFed Financial's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to it. Montgomery assumed that the Merger would be consummated in a manner that complies in all respects with the applicable provision of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange

Act of 1934, as amended, Federal and state regulations relating to financial institutions, and all other applicable federal and state statutes, rules and regulations.

         In addition, Montgomery did not assume responsibility for reviewing any individual credit files, or making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Security or WesterFed Financial, nor was Montgomery furnished with any such appraisals. Montgomery is not an expert in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto, and assumed that such allowances for each of Security and WesterFed Financial are in the aggregate adequate to cover such losses. Montgomery was informed that the Merger will be accounted for as a purchase under GAAP. Finally, Montgomery's oral and written opinions were based on economic, monetary and market and other conditions as of September 24, 1996.

         Set forth below is a brief summary of the report presented by Montgomery to the Security Board of Directors on September 24, 1996 in connection with its opinion.

         Analysis of Selected Merger Transactions. Montgomery reviewed the consideration paid in recently announced transactions whereby certain thrifts and banks were acquired. Specifically, Montgomery reviewed 10 transactions involving acquisitions of thrifts based in a region of the United States defined as "Western" announced after January 1, 1995 (the "Western Thrift Acquisitions"), the acquisition of 18 selected "Western" banks announced since January 1, 1995 (the "Western Bank Acquisitions"), and the acquisition of 11 selected Montana commercial banks announced since January 1, 1991 (the "Montana Bank Acquisitions"). No Montana thrift acquisitions were identified. For each thrift or bank acquired or to be acquired in such transactions, Montgomery analyzed data illustrating, among other things, the ratio of the premium (i.e., purchase price in excess of tangible book value) to core deposits, purchase price to deposits, purchase price to tangible book value and purchase price to last twelve-months ("LTM") earnings.

         The figures for the Western Thrift Acquisitions, Western Bank Acquisitions, and Montana Bank Acquisitions produced, respectively: (i) median percentage of premium to core deposits of 3.57%, 7.55% and 6.62%; (ii) median percentage of purchase price to deposits of 11.08%, 18.17% and 14.77%; (iii) median ratio of purchase price to tangible book value of 1.35, 1.77 and 1.68 and
(iv) median ratio of purchase price to LTM earnings of 9.55, 10.61, and 11.11. In comparison, based upon a purchase price of $30.00 for each share of Security Common Stock, Montgomery determined that the consideration to be received by the holders of Security Common Stock in the Merger represented a percentage of premium to core deposits of 7.16%, a percentage of price to deposits of 15.82%, a ratio of price to tangible book value of 1.72 and a ratio of price to Security's LTM earnings for the twelve months ended June 30, 1996 of 17.98.

         Montgomery used a group of national thrift acquisitions announced since January 1, 1995 with purchase prices of between $20 million and $250 million to analyze premiums paid compared to the sellers' stock price at various times prior to the announcement of the acquisition. These figures (a) for all of the identified transactions and (b) for those transactions where the consideration offered was a combination of stock and cash produced, respectively: (i) a median premium to the seller's stock price one month prior to announcement of 28.0% and 17.4%; (ii) a median premium to the seller's stock price six days prior to announcement of 25.3% and 18.4%; and (iii) a median premium to the seller's stock price the day prior to announcement of 21.4% and 15.1%. In comparison, WesterFed Financial's offer of $30.00 per share exceeded Security's stock price one month prior to September 24, 1996 by 46.3%, the stock price six days prior to September 24, 1996 by 46.3% and the stock price one day prior to September 24, 1996 by 39.5%.

         No other company or transaction used in the above analysis as a comparison is identical to Security or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value and the announced acquisition prices of the companies to which Security and the Merger are being compared.

         Contribution Analysis. Montgomery analyzed the contribution of each of Security and WesterFed Financial to, among other things, total equity, total tangible equity, assets, fiscal year net income, loans and core deposits of the pro forma combined companies at or for the period ended June 30, 1996, and projected net income for the fiscal year ending June 30, 1996. This analysis showed, among other things, that based on pro forma combined balance sheets for Security and WesterFed Financial at June 30, 1996, Security would have contributed 28.1% of the total equity, 25.1% of tangible equity, 39.8% of assets, 33.8% of loans and 45.1% of core deposits. Pro forma income statements for the fiscal year ending June 30, 1996, indicated that Security would have contributed 35.8% of the net income. Pro forma projected income statements for the fiscal year ending June 30, 1997, showed that Security would contribute 42.0% of the net income. Based upon analysis assuming an all stock transaction, WesterFed Financial stock price of $15.50 and therefore an exchange ratio in the Merger of 1.9355 shares of WesterFed Financial Common Stock for each share of Security Common Stock, holders of Security Common Stock would own approximately 39.5% of the combined companies based on fully diluted shares outstanding on September 24, 1996.

         Dilution Analysis. Using estimates of future earnings of Security and WesterFed Financial prepared by Security management and WesterFed Financial management, respectively, Montgomery compared the fiscal year 1997 estimated earnings per share for WesterFed Financial to the fiscal year 1997 estimated earnings per share of the common stock of the pro forma combined companies. Based on an exchange ratio in the Merger of 1.9355 shares of WesterFed Financial Common Stock for 45% of the shares of Security Common Stock, and $30.00 cash for 55% of the shares of Security Common Stock, the proposed transaction would have virtually no impact on WesterFed Financial's estimated earnings. This analysis did not account for costs associated with the Merger or expense savings or other synergies that may result from the Merger.

         Present Value Analysis. In performing the present value analysis, Montgomery estimated the future earnings per share and dividend payments of Security over a four year period. The estimated earnings per share in the year 2000 was multiplied by an estimated price to earnings multiple ranging from 9.0x to 13.0x. This product was then added to the cumulative estimated dividends and the sum of these two numbers was discounted to the present using a discount rate of 14%. This analysis indicated that the present value of Security's future stock price plus dividends ranged from $21.72 to $30.13 per share.

         The summary set forth above does not purport to be a complete description of the presentation by Montgomery to Security's Board or of the analyses performed by Montgomery. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Montgomery believes that its analyses and the summary set forth above must be considered as a whole and that selecting a portion of its analyses and factors, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to Security's Board. In addition, Montgomery did not provide the Board with any specific weight that may have been given to various factors in its analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Montgomery's view of the actual value of Security or the combined companies. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

         In performing its analyses, Montgomery made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, may of which are beyond the control of Security or WesterFed Financial. The analyses performed by Montgomery are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Montgomery's analysis of the fairness of the consideration to be received by the holders of Security's Common Stock in the Merger and were provided to Security's Board in connection with the delivery of Montgomery's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or any time in the future. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

         As described above, Montgomery's opinion and presentation to Security's Board were among the factors taken into consideration by Security's Board in making its determination to approve the Merger Agreement.

         Pursuant to the Engagement Letter, Security paid Montgomery a retainer fee of $25,000 and a fee of $125,000 upon delivery of its September 24, 1996 fairness opinion. Additionally, Montgomery will receive approximately $360,000 upon the closing of the Merger. Security has also agreed to reimburse Montgomery for its reasonable out-of-pocket expenses, including any fees and disbursements for Montgomery's legal counsel and other experts retained by Montgomery. Security has agreed to indemnify Montgomery, its affiliates, and their respective partners, directors, officer, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws. Except for its engagement in connection with the Merger, over the past two years, Montgomery has not provided any investment banking services or any other financial advisory services to Security for which any fee was paid.

         In the ordinary course of its business, Montgomery may trade equity securities of WesterFed Financial and Security for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Effective Time and Closing Date

         The Merger shall become effective at the time and on the date specified in the certificate and articles of merger to be filed with the Secretary of State of Delaware and the Secretary of State of Montana (the "Effective Time"). Such filing will occur only after the receipt of all requisite regulatory approvals and the approval of the WesterFed Financial Proposal and the Security Proposals by the requisite vote of WesterFed Financial's and Security's respective stockholders and the satisfaction or waiver of all other conditions to the Merger. The closing of the Merger will be held on a date mutually agreed upon by WesterFed Financial and Security ("Closing Date"). In the absence of an agreement, the closing will be held on the tenth business day after the last to occur of: (i) the receipt of all consents and approvals of government regulatory authorities as legally required to consummate the Merger and the expiration of all applicable statutory waiting periods, and (ii) the requisite approval of the Merger by the stockholders of Security and WesterFed Financial.

         Security. Security's Board of Directors has duly adopted and approved the Merger Agreement and the transactions contemplated thereby and has determined that the Merger is fair to, and in the best interests of, Security and its stockholders. Security's Board of Directors therefore recommends a vote FOR approval of the matters presented at the Security Annual Meeting. One director, Stephen C. Sandels who owns 100 shares of Security, has advised Security that he voted against approval of the Merger Agreement based upon his stated view that (i) the financial terms of WesterFed Financial's merger offer are insufficient, and the stockholders of Security Bank would be better served if the offer were rejected and Security remained independent, (ii) the Special Committee and its professional advisors should have tried harder to obtain higher values for the consideration to be received by the stockholders of Security in the merger, including the solicitation of offers from other prospective acquirors, (iii) the terms of the "lock-up" stock options granted to WesterFed Financial are unfair and not in the best interests of Security and its stockholders and (iv) the severance payments to be made to David W. Jorgenson and Elaine F. Hine in connection with the merger, despite their continuing employment by WesterFed, are improper and unfair.

         For a discussion of the factors considered by Security's Board of Directors in reaching its decision to approve the Merger Agreement, see "The Merger--Background of and Reasons for the Merger" and "--Security's Reasons for the Merger".

Interests of Certain Persons in the Merger

         The directors and executive officers of Security, together with their affiliates, beneficially owned a total of 164,372 shares of Security Common Stock (representing approximately 10.57% of all outstanding shares of Security Common Stock) as of the Security Record Date. The directors and executive officers will receive the same consideration in the Merger for their shares, including any shares that they may acquire prior to the Effective Time pursuant to the exercise of stock options, as the other stockholders of Security. As described below, certain members of Security's management team and Board of Directors have interests in the Merger that are in addition to their interests as stockholders of Security generally. The Board of Directors of Security was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

         Indemnification/Insurance. The Merger Agreement provides that for the six-year period following the Effective Time, WesterFed Financial will indemnify, defend, and hold harmless the officers, directors and employees of Security and Security Bank against claims arising out of pre-Merger acts and omissions, including claims related to the Merger, to the extent that such persons were entitled to indemnification under Montana law and the Articles of Incorporation and Bylaws of Security. Any determination required to be made regarding whether a person's conduct complies with the standards set forth under Montana law and the Articles of Incorporation and Bylaws of Security will be made by independent counsel mutually agreed upon by WesterFed Financial and the indemnitee. WesterFed Financial will also cause the persons serving as officers and directors of Security and Security Bank immediately prior to the Merger to be covered for pre-Merger acts or omissions for a six-year period by the directors' and officers' liability insurance policies of WesterFed Financial and Western Bank, provided that the additional premium cost to WesterFed Financial does not exceed 300% of Security's present annual premium cost, and that the insurance is available. WesterFed Financial may also substitute or cause Security to substitute single premium tail coverage with a policy limit equal to Security's existing annual coverage limit.

         Directors and Officers. The Merger Agreement provides that two current members of Security's Board of Directors, selected by WesterFed Financial after consulting with Security's Board of Directors, shall serve as directors of WesterFed Financial after the Effective Time. In addition, the Merger Agreement provides that one current officer of Security, selected by WesterFed Financial after consulting with the Board of Directors of Security, shall serve as an officer of WesterFed Financial after the Effective Time.

         Employment Agreements. Western Bank has entered into employment agreements with Messrs. David W. Jorgenson, Stanley R. Hill, Scott W. Sanders, James M. Pieters, and Mark L. Bauer and with Ms. Elaine F. Hine, each of which employment agreements becomes effective upon consummation of the Merger.

         Under the terms of Mr. Jorgenson's employment agreement with Western Bank, he will serve as Executive Vice President of Western Bank for the three-year period following the Effective Time. Mr. Jorgenson's initial annual base salary under the agreement will be $160,200. The agreement further provides that Mr. Jorgenson will be eligible to participate in employee benefit plans in which the continuing employees of Security Bank are entitled to participate after the Merger. Mr. Jorgenson also will have use of an automobile owned by Western Bank. If Mr. Jorgenson's employment is terminated by Western Bank and such termination does not constitute a "termination for cause" (as that term is defined in the employment agreement), he will be entitled to receive his salary then in effect and certain employee benefits for the remaining term of the agreement, unless such termination occurs within 12 months following a "change in control" of Western Bank (as that term is defined in the agreement), in which case he will be entitled to receive his salary then in effect and certain employee benefits for the longer of the remaining term of the agreement or 18 months after termination. In the event that Western Bank materially breaches the employment agreement or upon the occurrence of certain other events that would adversely affect his employment, Mr. Jorgenson will be entitled to terminate his employment with Western Bank and receive his salary then in effect and certain employee benefits for the remaining term of the agreement.

         Under the terms of his employment agreement, Mr. Jorgenson must maintain the confidential nature of information regarding Western Bank and its clients that is not available to the general public. Further, for a period of three years following the termination of his employment with Western Bank, Mr. Jorgenson cannot attempt to solicit other employees to terminate their employment with Western Bank. During this three-year period, Mr. Jorgenson is also prohibited from attempting to solicit any banking-related business from any person or entity that is or was a client, employee, or customer of Western Bank and who dealt with either Mr. Jorgenson or employees under his supervision. The employment agreement also provides that if Mr. Jorgenson voluntarily terminates his employment with Western Bank or is terminated for cause, for a period of one year, he cannot participate in the ownership, management, operation or control of, nor be employed by or connected in any manner with any financial institution having an office located within twenty miles of any office of Western Bank. The non-compete provision does not prevent Mr. Jorgenson from purchasing, solely for investment, not more than 5% of the stock of a financial institution that is traded on a securities exchange or actively traded in over-the-counter market and registered under the Securities Exchange Act of 1934.

         Mr. Jorgenson's employment agreement also provides that, on the date on which the Merger is consummated, WesterFed Financial will grant to Mr. Jorgenson under the WesterFed Financial Corporation 1993 Stock Option and Incentive Plan (the "Plan") options to purchase 12,000 shares of WesterFed Financial Common Stock at an exercise price equal to the market value of a share of the WesterFed Financial Common Stock on such date (the "Initial Options"). The Initial Options will vest based on Continuous Service (as defined in the Plan) at the rate of 20% per year over the five years following the date of the grant. If a change in control or merger, consolidation or combination of WesterFed Financial into another corporation occurs, vesting of the Initial Options will accelerate in the same manner as options granted to WesterFed Financial executive officers under the Plan prior to the Merger. In addition, Mr. Jorgenson will be entitled to receive options to purchase an additional 30,000 shares of WesterFed Financial Common Stock at an exercise price equal to the market value on the date of grant if the shareholders of WesterFed Financial authorize an increase in the number of shares to be awarded under the Plan, or if they approve a new stock option plan for WesterFed Financial executive officers. These additional 30,000 options will vest on the same schedule and be subject to the same acceleration provisions that are applicable to the Initial Options.

         Ms. Hine's employment agreement with Western Bank provides that she will serve as a Senior Vice President of Western Bank for a period of two years following the Effective Time. Ms. Hine will receive an annual base salary of $76,648 and non-exclusive use of a car owned by Western Bank, and be entitled to participate in all retirement and employee benefit plans in which continuing employees of Security and Security Bank are entitled to participate after the Effective Time. If Ms. Hine's employment is terminated by Western Bank and such termination does not constitute a "termination for cause" (as that term is defined in the employment agreement), she will be entitled to receive her salary then in effect for the remaining term of the agreement. In the event that Western Bank materially breaches her employment agreement or upon the occurrence of certain other events that would adversely affect her employment, Ms. Hine will be entitled to terminate her employment with Western Bank and receive her salary then in effect for the remaining term of the agreement.

         Under the terms of their employment agreements with Western Bank, Messrs. Hill and Sanders will each serve as a Senior Vice President of Western Bank for a period of two years following the Effective Time. In addition, Messrs. Hill and Sanders will each serve as Commercial Lending Officers of Western Bank during such two-year period. Messrs. Hill and Sanders will each receive an annual base salary of $71,500 and non-exclusive use of a car owned by Western Bank, and be entitled to participate in all retirement and employee benefit plans in which continuing employees of Security and Security Bank are entitled to participate after the Effective Time. If either individual's employment is terminated by Western Bank and such termination does not constitute a "termination for cause" (as that term is defined in the employment agreement), he will be entitled to receive his salary then in effect for the remaining term of the agreement, unless such termination occurs within 12 months following a "change in control" (as that term is defined in the agreement) of Western Bank, in which case he is entitled to receive his salary then in effect for the remaining term of the agreement. In the event that Western Bank materially breaches the employment agreement or upon the occurrence of certain other events that would adversely affect his employment, each of Messrs. Hill and Sanders will be entitled to terminate his employment with Western Bank and receive his salary then in effect for the remaining term of the agreement. Under the terms of their employment agreements with Western Bank, Messrs. Hill and Sanders forfeited their severance rights under their respective employment agreements with Security Bank.

         Mr. Pieters' employment agreement provides that he will serve as a Vice President and branch manager of Western Bank for a two-year period following the Effective Time, with a base salary of $67,118, and a monthly car allowance of $300. Mr. Bauer's employment agreement provides that he will serve as a Vice President of Western for a two-year period following the Effective Time, with a base salary of $52,000. Each of Messrs. Pieters and Bauer will be entitled to participate in all employee benefit plans in which continuing employees of Security and Security Bank are entitled to participate and, if terminated without cause, to receive their salary then in effect for the remaining term of the employment agreement. If Ms. Engelhaupt accepts employment with Western Bank, it is presently expected that her employment will be on terms similar to her existing employment contract.

         Existing Severance Arrangements. On June 19, 1995, Security and Security Bank (collectively, the "Company") entered into a one-year employment agreement with Mr. David W. Jorgenson, the President and Chief Executive Officer of the Company, and that agreement was renewed for an additional one-year term on March 25, 1996. Security Bank also is a party to employment agreements with certain other individuals, including Ms. Elaine F. Hine, a Senior Vice President of Security Bank, and Ms. Karen S. Engelhaupt, a Vice President of Security Bank. Each of these employment agreements contains provisions for severance benefits upon a "change in control" (as that term is defined in the agreements).

         The Company's severance payment obligations under Mr. Jorgenson's employment agreement are triggered if (i) the Company (for other than cause or Mr. Jorgenson's death or disability) or Mr. Jorgenson terminates his employment within three years after a change in control, or (ii) the Company terminates Mr. Jorgenson's employment (for other than cause or Mr. Jorgenson's death or disability) on or after the date that any party announces or is required by law to announce any prospective change in control transaction and a change in control occurs within one year after such termination; or (iii) the Company substantially changes Mr. Jorgenson's position, duty, responsibility or status. Upon the occurrence of any of these events, Mr. Jorgenson will be entitled to a severance benefit consisting of a single payment in an amount equal to three times his annual salary (the "Jorgenson Severance Payment") and continuing employee benefits for two years following the change in control, less the amount of any compensation received by Mr. Jorgenson from the Company or its successor following the change in control. The amount of Mr. Jorgenson's severance benefit is subject to limitation under Section 280G(b)(2)(A) of the Internal Revenue Code of 1986, as amended. Mr. Jorgenson's current annual salary for purposes of the severance provisions of his employment agreement is $210,000.

         A "change in control" for the purposes of Mr. Jorgenson's employment agreement means any of the following events: (i) a takeover of the Company by another entity by purchase or merger; (ii) a purchase of substantially all the assets of the Company; (iii) the acquisition of more than 50% of the outstanding common stock or combined voting power of the Company's outstanding securities; or (iv) a change in the composition of the board of directors of the Company during any three-year period that results in less than a majority of the original directors serving on the board, unless the election or nomination of each new director was approved by at least two-thirds of the directors still in office who were directors at the beginning of the three-year period.

         The Company's severance payment obligations under Ms. Hine's employment agreement are triggered if her employment is terminated by Security Bank as a result of a change in control. Upon any such termination, subject to certain limitations, Security Bank is obligated to continue to pay Ms. Hine her annual salary of $76,648 for a period of 24 months following the date of termination (the "Hine Severance Payments"). For purposes of Ms. Hine's employment agreement, a "change of control" is defined as the direct or indirect acquisition of more than 25% of the voting stock of Security.

         Under the terms of its employment agreement with Ms. Engelhaupt, Security Bank is obligated to continue payment of Ms. Engelhaupt's annual salary of $37,013 for a period of 24 months following termination of employment if such termination is the result of a "change in control". The definition of "change in control" is identical to the definition used in Ms. Hine's employment agreement.

         Consummation of the Merger will constitute a change in control for purposes of the employment agreements with Mr. Jorgenson, Ms. Hine, and Ms.
Engelhaupt. In order to induce Mr. Jorgenson and Ms. Hine to enter into employment agreements with it, Western Bank has agreed that consummation of the Merger will be deemed to be an event that triggers severance payments to each such individual under the terms of their existing employment agreements with Security Bank, without reduction for any compensation to be received by Mr. Jorgenson or Ms. Hine under their new employment agreements with Western Bank. Accordingly, immediately prior to consummation of the Merger, Security Bank will pay to Mr. Jorgenson and Ms. Hine severance benefits consisting of the Jorgenson Severance Payment and the Hine Severance Payments, respectively.

         Conversion/Early Vesting of Security Stock Options. Under the terms of the Merger Agreement, all Security Stock Options (as that term is defined in the Merger Agreement) will, at the election of the holder, become fully vested and exercisable for cash as of the Effective Time or be converted into the right to receive options to purchase WesterFed Financial Common Stock. See "The Merger--Effect on Employees and Employee Benefit Plans of Security".

         See  "Election  of  Security  Directors--Executive   Compensation"  and
"--Employment Contracts".

Effect on Employees and Employee Benefit Plans of Security

         The Merger Agreement provides that to the extent permitted by applicable law, employees of Security and Security Bank who become employees of WesterFed Financial or its subsidiaries (the "Continuing Employees") will continue to participate in Security Benefit Plans (as that term is defined in the Merger Agreement). If WesterFed Financial or its subsidiaries terminates or amends a Security Benefit Plan in a manner that adversely affects the Continuing Employees, WesterFed Financial or its subsidiaries will provide the Continuing Employees with benefits that are substantially equivalent to the benefits being received by other similarly situated employees of WesterFed Financial or its subsidiaries under comparable plans then in effect. Subject to certain exceptions, neither WesterFed Financial nor its subsidiaries will have the right to amend any Security Qualified Plan (as that term is defined in the Merger Agreement) in a manner that adversely affects the benefits of participants. WesterFed Financial and its subsidiaries may terminate a Security Qualified Plan or merge it into a WesterFed Financial Qualified Plan (as that term is defined in the Merger Agreement) in accordance with applicable laws and regulations. All Continuing Employees who become participants in a WesterFed Financial Benefit Plan (as that term is defined in the Merger Agreement) will receive credit for past service with Security and its subsidiaries when determining eligibility to participate in and the vesting of benefits (but not the accrual of benefits) under the WesterFed Financial Benefit Plan. Continuing Employees will not be excluded or penalized for pre-existing conditions that were covered under the Security health plan immediately prior to the Effective Time, nor will any waiting period relating to coverage under the WesterFed Financial health plan apply, subject to the carrier's policies.

         Under the Merger Agreement, each Security Stock Option (as that term is defined in the Merger Agreement) outstanding and unexercised immediately prior to the Effective Time and held by a non-employee of Security or Security Bank shall be converted automatically as of the Effective Time into a right to receive from WesterFed Financial a cash payment in an amount equal to the product of (a) the number of shares of Security Common Stock subject to such option immediately prior to the Effective Time, and (b) the excess, if any, of $30 over the exercise price per share of such option, net of any cash which must be withheld under income and employment tax requirements.

         In addition, the Merger Agreement provides that each Security Stock Option that is outstanding and unexercised immediately prior to the Effective Time and held by an employee of Security or Security Bank shall, upon the election of the holder (the "Option Election"), be converted automatically as of the Effective Time into a right to receive from WesterFed Financial the cash payment described in the preceding paragraph or an option to purchase shares of WesterFed Financial Common Stock on the same terms as those applicable to the Security Stock Option immediately prior to the Effective Time, except that (i) each converted option will be exercisable only for shares of WesterFed Financial Common Stock, (ii) the number of shares of WesterFed Financial Common Stock subject to the converted option shall be equal to the number of shares of Security Common Stock subject to the Security Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the per-share exercise price under each converted option shall be adjusted by dividing the per-share exercise price of the Security Stock Option by the Exchange Ratio. If a holder of Security Stock Options fails to make the Option Election, the holder will be deemed to have elected to receive an option to purchase shares of WesterFed Financial Common Stock.

Dissenters' Rights

         The following is a brief summary of the statutory procedures to be followed by a holder of Security Common Stock in order to dissent from the Merger and obtain payment of fair value under the Montana Business Corporation Act ("MBCA"). This summary is not intended to be complete and is qualified in its entirety by reference to Section 35-1-827, the text of which is attached as Appendix VI to this Joint Proxy Statement/Prospectus.

         If any holder of Security Common Stock elects to exercise his or her right to dissent from the Merger, such stockholder must satisfy each of the following conditions:

                  (i) such stockholder must deliver a written notice to demand payment to Security before the stockholder vote with respect to the Merger Agreement (the written demand for payment must be in addition to and separate from any proxy or vote against the Merger Agreement; neither voting against, abstaining from voting nor failing to vote on the Merger Agreement will constitute a demand for payment within the meaning of Section 35-1-827);

                  (ii) such stockholder must not vote in favor of the Merger Agreement (a failure to vote will satisfy this requirement, but a vote in favor of the Merger Agreement, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval and adoption of the Merger Agreement or a direction to abstain, will constitute a waiver of such stockholder's right of demand for payment and will nullify any previously filed written demand for appraisal); and

                  (iii) such stockholder must continuously hold such shares from the date of the making of the demand through the Effective Time.

         If any holder of Security Common Stock fails to comply with any of these conditions and the Merger becomes effective, he or she will be entitled to receive the consideration provided in the Merger Agreement, and will have no dissenters' rights with respect to his or her shares of Security Common Stock.

         All written demands for appraisal should be addressed to: Security Bancorp, 219 N. 26th Street, Billings, Montana 59101, Attention: Elaine F. Hine, Secretary, before the taking of the vote concerning the Merger Agreement at the Security Annual Meeting, and should be executed by, or on behalf of, the holder of record. Such demand must reasonably inform Security of the identity of the stockholder and that such stockholder is thereby demanding payment of his or her shares.

         To be effective, a demand for payment must be executed by or for the stockholder of record who held such shares on the date of making such demand, and who continuously holds such shares through the Effective Time, fully and correctly, as such stockholder's name appears on his or her stock certificate(s) and can be made by the beneficial owner if he or she does not also hold the shares of record with the record holder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenter's rights, and only if the demand is made with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

         Within ten days after the Effective Time, WesterFed Financial (as the surviving corporation in the Merger) must give written notice to each stockholder who so filed a written demand for payment and who did not vote in favor of the Merger Agreement as to where the payment demand must be sent and where and when certificates for share must be deposited. In addition, WesterFed Financial must inform stockholders of uncertified shares to what extent transfer of shares will be restricted after the payment is received, must supply a form for demanding payment and must set a date by which it must receive the payment demand. Such date may not be fewer than 30 days nor more than 60 days of the date the stockholder notice is delivered. WesterFed Financial must provide a copy of the applicable section in its correspondence. Any stockholder sent a dissenters' notice payment may demand in writing from WesterFed Financial the payment of his or her shares of Security Common Stock so long as such demands comply with the terms of the notice with respect to the deposit of such certificates.

         Upon the receipt of a payment demand, WesterFed Financial must within 60 days pay to each dissenter complying with the applicable statutory requirements, the amount the corporation estimates to be the fair value of the dissenter's shares plus accrued interest. WesterFed Financial must include with such payment (i) its balance sheet as of the last fiscal year, its income statement, a statement of shareholders' equity and the latest available interim financial statements; (ii) a statement of its estimate of the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of dissenter's right to demand payment pursuant to Montana law; and
(v) a copy of the applicable statutes regarding dissenter's rights. If WesterFed Financial does not take action within 60 days after the date set for demanding payment and depositing certificates, WesterFed Financial must return the deposited certificates.

         If the Security Stockholder is dissatisfied with the payment or offer, the stockholder must send written notification of their own estimate of fair value and the amount of interest due if (i) the dissenter believes the amount paid or offered is less than fair value; (ii) WesterFed Financial fails to make payment within 60 days; or a Security stockholder who fails to provide written notice of dissent within 30 days after WesterFed Financial makes an offer of payment, receives his or her right to demand payment; or (iii) WesterFed Financial fails to take action within 60 days and the certificates are not returned.

         If a demand for payment remains unsettled, WesterFed Financial must within 60 days petition the [court] to determine fair value of the shares and accrued interest. If WesterFed Financial fails to commence proceedings with the court, it must pay each dissenter whose demand remains unsettled the amount demanded.

         Failure to comply strictly with these procedures will cause the stockholder to lose his or her dissenters' rights. Consequently, any stockholder who desires to exercise his or her dissenters' rights is urged to consult a legal advisor before attempting to exercise such rights.

Fractional Shares

         No certificates representing fractional shares of WesterFed Financial Common Stock will be issued upon the surrender for exchange of certificates representing Security Common Stock, no dividend or distribution of WesterFed Financial will relate to any fractional shares, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of WesterFed Financial. Each stockholder of Security who would be entitled to a fractional share in the Merger will receive a cash payment (without interest) equal to the product achieved when such fraction is multiplied by $30.00 rounded to the nearest cent.

Exchange of Certificates

         After the Effective Time, holders of certificates of Security Common Stock shall cease to have rights with respect to such certificates, and their sole rights shall be to exchange such certificates for the Merger Consideration.

         As soon as practicable after the Effective Time, an exchange agent appointed by WesterFed Financial (the "Exchange Agent") will deliver to each Security holder of record of a certificate or certificates, which as of the Effective Time represented outstanding shares of Security Common Stock (the "Certificates"), a transmittal letter and instructions to be used in surrendering Certificates in exchange for (i) certificates representing the number of shares of WesterFed Financial Common Stock into which their shares of Security Common Stock were converted pursuant to the Merger Agreement, and (ii) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such stockholder has the right to receive in respect of the Certificates surrendered in connection with the Merger. No interest will be paid or accrued on the cash in lieu of fractional shares or on the unpaid dividends and distributions, if any, payable to holders of Security Common Stock.

         SECURITY   STOCKHOLDERS   SHOULD  NOT  FORWARD  THEIR   SECURITY  STOCK
CERTIFICATES UNTIL THEY RECEIVE THE TRANSMITTAL LETTER AND INSTRUCTIONS.

         Until such surrender for the Merger Consideration and subject to the effect, if any, of applicable law, the Certificates will thereafter represent ownership of the number of shares of WesterFed Financial Common Stock into which such shares were converted in the Merger, and the holders will be entitled to all rights and privileges of holders of WesterFed Financial Common Stock, except that holders of Certificates will not be entitled to receive dividends or any other distributions declared by WesterFed Financial until the Certificates are so surrendered. Following surrender of the Certificates in accordance with the terms of the Merger Agreement, the holders of newly-issued WesterFed Financial certificates will be paid, without interest, any dividends or other distributions with respect to the shares of WesterFed Financial Common Stock, and the record date for which is after the Effective Time (less any taxes that may have been imposed thereon).

         After the Effective Time, holders of unsurrendered Certificates shall be entitled to vote at any meeting of WesterFed Financial stockholders at which holders of WesterFed Financial Common Stock are eligible to vote, regardless of whether such holders have exchanged their Certificates. Any Certificate representing shares of WesterFed Financial Common Stock to be issued in a name other than that in which the Certificate is registered must be properly endorsed and otherwise in proper form for transfer, and the holder requesting such exchange must pay to the Exchange Agent in advance any transfer or other taxes in connection therewith.

         In the event any Certificate has been lost, stolen or destroyed, upon the mailing of an affidavit of that fact by the holder of such Certificate and the posting of any bond required by WesterFed Financial or the Exchange Agent, WesterFed Financial or the Exchange Agent will issue for such lost, stolen or destroyed Certificate, the shares of WesterFed Financial Common Stock and deliver cash in lieu of fractional shares due to the holder of such Certificate under the terms of the Merger Agreement.

         After the Effective Time, there will be no further transfers on the records of Security of the Certificates and, if such Certificates are presented to WesterFed Financial for transfer, they will be cancelled against delivery of certificates for WesterFed Financial Common Stock.

Representations and Warranties

         In the Merger Agreement each of Security and WesterFed Financial has made certain customary representations and warranties relating to, among other things, the parties' respective organization, capitalization, qualification to do business and compliance with applicable law, authority relative to the Merger Agreement, the timely filing of all regulatory reports, reliability of financial statements, taxes, employee benefit plans, compliance, the truth and accuracy of information prepared and provided by them in connection with the Merger, the absence of certain legal proceedings and other events, including material adverse changes in the parties' business, financial condition, operations or properties. For detailed information on such representations and warranties, see the Merger Agreement attached hereto as Appendix I.

Conditions to the Merger

         The respective obligations of Security and WesterFed Financial to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (i) the Merger Agreement has been approved by the requisite vote of the holders of WesterFed Financial Common Stock and the Merger Agreement shall have been approved by the requisite vote of the stockholders of Security; (ii) the shares of WesterFed Financial Common Stock to be issued to Security stockholders upon consummation of the Merger shall have been authorized for inclusion on the Nasdaq/NMS subject to official notice of issuance; (iii) all requisite regulatory approvals of the Merger shall have been obtained and shall remain in full force and effect without the imposition of any condition which differs from conditions customarily imposed by regulatory authorities in orders approving acquisitions of the type contemplated by the Merger Agreement and compliance with which would materially adversely affect the reasonably anticipated benefits of the Merger to WesterFed Financial or Western Bank, and all applicable waiting periods shall have expired; (iv) the Registration Statement relating to the shares of WesterFed Financial Common Stock to be issued in the Merger shall have been declared effective and shall not be subject to a stop order or any threatened stop order; and (v) neither WesterFed Financial nor Security shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger and no governmental entity shall have enacted, entered, promulgated or enforced any statute, rule, regulation, order, injunction or decree which prohibits, restricts or makes illegal consummation of the Merger.

         In addition, the obligation of WesterFed Financial to consummate the Merger is subject to the satisfaction by Security or waiver by WesterFed Financial of the following conditions: (i) the representations and warranties of Security contained in the Merger Agreement shall be true and correct in all material respects on the date of the Merger Agreement and as of the Effective Time; (ii) Security shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time; (iii) WesterFed Financial shall have received an opinion from counsel to Security dated the Closing Date regarding certain legal matters; (iv) Security shall not have experienced a "Material Adverse Effect" (as defined below); and (v) WesterFed Financial shall have received a Certificate of the President and Chief Executive Officer of Security certifying certain matters in the Merger Agreement.

         In addition, the obligation of Security to consummate the Merger is subject to the satisfaction by WesterFed Financial or waiver by Security of the following conditions: (i) the representations and warranties of WesterFed Financial contained in the Merger Agreement shall be true and correct in all material respects on the date of the Merger Agreement and as of the Effective Time; (ii) WesterFed Financial shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time; (iii) Security shall have received an opinion from counsel to WesterFed Financial dated the Closing Date regarding certain legal matters; and (iv) WesterFed Financial shall not have experienced a Material Adverse Effect.

         For purposes of the Merger Agreement, a "Material Adverse Effect" means any condition, event, change or occurrence, or series of the foregoing, which has had, or is reasonably likely to have, a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of WesterFed Financial and its subsidiaries or Security and its subsidiaries, taken as a whole. A Material Adverse Effect shall not include a change with respect to, or effect on, either WesterFed Financial or Security resulting from (i) a change in law, rule, regulation, generally accepted accounting principles or regulatory accounting principles applicable to the financial statements of WesterFed Financial or Security or (ii) a change in general economic conditions or prevailing interest and deposit rates, or any other matter affecting depository institutions or their holding companies generally.

Regulatory Approvals

         The Merger is subject to the approval of the Office of Thrift Supervision (the "OTS"). WesterFed Financial filed an application for approval of the Merger with the OTS on November ___, 1996, and anticipates obtaining the approval of the OTS in the first quarter of 1997. There can be no assurance as to the timing of such approval or that the OTS will approve the Merger.

         It is a condition to the consummation of the Merger that the OTS approval be obtained on terms which do not differ from conditions customarily imposed in orders approving acquisitions of the type contemplated by the Merger Agreement and compliance with which would materially adversely affect the reasonably anticipated benefits of the Merger to WesterFed Financial. There can be no assurance that any such approval will not contain terms, conditions or requirements which cause such approval to fail to satisfy such condition to the consummation of the Merger. See "--Conditions to the Merger."

         In addition, under federal law, a period of 30 days (subject to reduction in 15 days) must expire following approval by the OTS within which period the United States Department of Justice (the "Department of Justice") may file objections to the Merger under the federal antitrust laws. The Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger unless divestiture of an acceptable number of branches to a competitively suitable purchaser could be made. While WesterFed Financial believes that the likelihood of such action by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate such a proceeding.

Waiver and Amendment; Termination

         Prior to the Effective Time, the Boards of Directors of WesterFed Financial and Security may by written action (i) extend the time for performance of any obligations or other acts required by the Merger Agreement; (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; and
(iii) waive compliance with any agreements or conditions contained in the Merger Agreement. Subject to applicable law, any of the provisions of the Merger Agreement may be amended or modified by action of the Boards of Directors of WesterFed Financial and Security at any time before or after approval of the Merger Agreement by WesterFed Financial or Security stockholders.

         The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of WesterFed Financial or Security (i) by mutual consent of WesterFed Financial and Security in writing, and approved by their respective Boards; (ii) by WesterFed Financial or Security at any time prior to the Effective Time if there shall have been a final judicial or regulatory determination that any material provision of the Merger Agreement is illegal, invalid or unenforceable or denying any regulatory approval of an application filed with a regulatory body which is a condition precedent to either party's obligations; (iii) by WesterFed Financial or Security if any of the conditions precedent to the obligations of the other party are not fulfilled by date specified in the Merger Agreement (other than by reason of a breach by the party seeking to terminate) or rendered impossible to be satisfied; (iv) by WesterFed Financial or Security if any approval of the stockholders of Security or WesterFed Financial, as the case may be, required for consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders; (v) by WesterFed Financial or Security if there has been a material breach of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement; (vi) by either party on or after 270 days (360 days if there is a CRA protest) following the date of the Merger Agreement, in the event the Merger has not been consummated; or (vii) by Security if: (a) the Average WesterFed Financial Common Stock Price is less than $11.75; and (b) the Board of WesterFed Financial does not increase the Exchange Ratio such that the shareholders of Security who are entitled to exchange their shares for WesterFed Financial Common Stock shall receive a stock distribution equal to $27.01 per share based upon the average WesterFed Financial price.

Conduct of Business Pending the Merger

         Each of WesterFed Financial and Security has agreed that, prior to the Effective Time, it will, with respect to it and its subsidiaries, operate its business in the ordinary and usual course consistent with past and prudent banking practices and use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships, and it will not: (i) take any action that is intended or may reasonably be expected to adversely affect any of the representations and warranties, conditions or provisions of the Merger Agreement; (ii) change its methods of accounting except as required by generally accepted accounting principles or regulatory accounting principles as concurred to by its independent auditors; (iii) commit any act or omission which constitutes a material breach or default under any regulatory agreement, material contract or material license to which it or any of its properties is bound; or (iv) take any action that would materially impede or delay receipt of any regulatory approval or the consummation of the Merger.

         Security has agreed that, prior to the Effective Time, it will not, and will not allow any of its subsidiaries to, among other things and except as otherwise contemplated by the Merger Agreement or as may be agreed to in writing by WesterFed Financial: (i) declare or pay any dividends on its capital stock, except that Security may declare and pay the regular periodic dividends on the Security Common Stock in amounts and at points of time, not inconsistent with past practices; (ii) issue any shares of its capital stock or any options, warrants or other rights to subscribe for or purchase capital stock or any securities convertible into or exchangeable for any capital stock, except for options granted pursuant to the Security Stock Option Plan on the dates of the Merger Agreement; (iii) amend its Certificate of Incorporation or directly or indirectly redeem, purchase or otherwise acquire any capital stock or ownership interests of Security or any of the Security Subsidiaries; (iv) effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize; (v) change its Articles of Incorporation, Charter, or Bylaws; (vi) enter into any employment agreement (except as otherwise permitted pursuant to the Merger Agreement), severance agreement or change of control agreement; or grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to directors, officers or employees except as required by law; pay or agree to pay any bonus inconsistent with past practices, or adopt or make any material change in any bonus, insurance, pension, or other Security Benefit Plan; or, except as required by law or necessary in connection with insurance requirements, adopt any change to any Security Qualified Plan; (vii) except for the short-term renewal of Federal Home Loan Bank ("FHLB") advances outstanding at September 24, 1996, raising short-term funds against its existing line of credit with the FHLB, and deposit-taking in the ordinary course of its business, borrow or agree to borrow any funds or guarantee any obligations of others; (viii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in a principal amount in excess of $500,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $1,500,000 (excluding for this purpose any accrued interest or overdrafts), without the prior written consent of WesterFed Financial acting through its Chief Executive Officer in a written notice, which approval shall not be unreasonably withheld and approval or rejection shall be given within two business days after delivery by Security to such officer of WesterFed Financial of the complete loan package;
(ix) make any changes in its policies concerning which persons may approve loans; (x) enter into any securities transaction for its own account or purchase or otherwise acquire any investment security for its own account, provided that
(A) Security and the Security Subsidiaries may enter into transactions for its own account involving, and purchase or sell for its own account, U.S. Treasury obligations and securities issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation, (B) Security and the Security Subsidiaries may make deposits in an overnight account at the FHLB of Seattle, and (C) WesterFed Financial's consent to transactions otherwise restricted by this paragraph (ix) shall not be unreasonably withheld or delayed; (xi) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices; (xii) enter into, modify or extend any agreement, contract or commitment out of the ordinary course of business or having a term in excess of six months and involving an expenditure in excess of $25,000, other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit documents made in the ordinary course of business; (xiii) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance;
(xiv) cancel any material indebtedness owing to it or any material claims which it may possess or waive any rights of material value; (xv) sell or otherwise dispose of any real property or any material amount of tangible or intangible personal property other than (A) properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness owed to Security Bank, (B) student loans, or (C) loans which are held for sale by Security Bank and are sold in the secondary market within sixty (60) days of origination; (xvi) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon; provided however, that Security Bank and its Subsidiaries shall not be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless it has reason to believe that such property might contain Hazardous Substances; (xvii) knowingly or willfully commit any act or fail to commit any act which will cause a material breach of any material agreement, contract or commitment; (xviii) violate any law, statute, rule, governmental regulation, or order, which violation might have a Material Adverse Effect on Security; (xix) purchase any real or personal property or make any capital expenditure where the amount paid or committed therefor is in excess of $25,000; (xx) in the case of Security Bank, voluntarily make any material changes in or to its asset and deposit mix; (xxi) engage in any activity or transaction outside the ordinary course of business; (xxii) enter into or acquire, or modify, amend or extend the terms of any existing, Derivative Securities; or (xxiii) enter into any new, or modify, amend or extend the terms of any existing, contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities.

         In  addition,  pursuant  to the  Merger  Agreement,  Security  and  the
Security Subsidiaries may not, without the prior written consent of WesterFed Financial, willfully engage in any transaction or willfully take any action that would render untrue any of the representations and warranties of Security contained in Merger Agreement, if such representations and warranties were given as of the date of such transaction or action. Security will also, and will cause each of the Security Subsidiaries to, use its best efforts to maintain its respective properties and assets in their present state of repair, order and condition, reasonable wear and tear excepted, and to maintain and keep in full force and effect all policies of insurance presently in effect, including the insurance of accounts with the FDIC; and Security will, and will cause each of the Security Subsidiaries to, take all requisite action (including the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to (i) increase by $1,000,000 the amount of coverage available under such policy or policies, and (ii) preserve all rights thereunder with respect to all matters known by Security which could reasonably give rise to a claim prior to the Effective Time.

Expenses

         All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses, except that WesterFed Financial and Security shall bear equally all printing and mailing expenses and filing fees associated with the Registration Statement and this Joint Proxy Statement/Prospectus.

Accounting Treatment

         The Merger, if completed as proposed, will be treated as a purchase in accordance with generally accepted accounting principles. Accordingly, the assets and liabilities of Security will be recorded on the books of WesterFed Financial at their respective fair values at the time of consummation of the Merger.

Certain Federal Income Tax Consequences of the Merger

         The following is a discussion of all material federal income tax consequences of the Merger to WesterFed Financial, Security and holders of Security Common Stock. The discussion is based upon the Code, Treasury regulations, Internal Revenue Service (the "Service") rulings, and judicial and administrative decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that Security Common Stock are held as "capital assets" within the meaning of Section 1221 of the Code (i.e., property generally held for investment). In addition, this discussion does not address all of the tax consequences that may be relevant to a holder of Security Common Stock in light of his or her particular circumstances or to holders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations or insurance companies. The opinion of counsel referred to in this section will be based on facts existing at the Effective Time, and in rendering such opinion, such counsel may require and rely upon representations contained in certificates of officers of WesterFed Financial, Security and others.

         HOLDERS OF SECURITY COMMON STOCK SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

         It is a condition to the obligation of WesterFed Financial to consummate the Merger that WesterFed Financial shall have received an opinion from Silver, Freedman & Taff, L.L.P., counsel to WesterFed Financial, in form and substance reasonably satisfactory to WesterFed Financial, substantially to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and, accordingly, for federal income tax purposes that:

         The following discussion of the material federal income tax consequences of the Merger to certain Security stockholders does not purport to be a complete analysis or listing of all potential tax considerations or consequences relevant to a decision whether to vote for the approval of the Merger. The discussion does not address all aspects of federal income taxation that may be applicable to Security stockholders subject to special federal income tax treatment including (without limitation) foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities and persons who acquired their Security Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. The discussion addresses neither the effect of any applicable state, local or foreign tax laws, nor the effect of any federal tax laws other than those pertaining to federal income taxes. In view of the individual nature of federal income tax consequences, each Security stockholder is urged to consult his or her own tax advisor to determine the specific tax consequences of the Merger to him or her.

         The discussion is based on the Code, regulations and rulings now in effect or proposed thereunder, current administrative rulings and practice, and judicial precedent, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax conseuqnces discussed herein. The discussion is also based on certain customary assumptions regarding the factual circumstances that will exist at the Effective Time of the Merger, including without limitation, certain representations of WesterFed Financial, Security and holders of 1% or more of Security Common Stock (determined as of the Closing Date) who make a valid Stock Election. If any of these factual assumptions or representations is inaccurate, the tax consequences of the Merger could differ from those described herein. The discussion assumes that shares of Security Common Stock are held as capital assets (within the meaning of Section 1221 of the Code).

         If the Merger occurs in accordance with the Merger Agreement, the Merger will constitute a "reorganization" for federal income tax purposes under
Section 368(a)(1)(A) of the Code, by reason of the application of Section 368(a)(2)(D) of the Code, with the following federal income tax consequences:




               (1) Security stockholders who receive solely shares of WesterFed Financial Common Stock in exchange for their Security Common Stock pursuant to the merger will recognize no gain or loss, except with respect to cash received in lieu of fractional shares, if any, as discussed below.

               (2) A Security stockholder who received only cash (i) in exchange for shares of Security Common Stock pursuant to the Merger or (ii) as a result of the exercise of dissenters' rights, will realize gain or loss for federal income tax purposes (determined separately as to each block of Security Common Stock exchanged) in an amount equal to the difference between (x) the amount of cash received by such stockholder, and (y) such stockholder's tax basis for the shares of Security Common Stock surrendered in exchange therefor, provided that the cash payment does not have the effect of the distribution of a dividend. Any such gain or loss will be recognized for federal income tax purposes and will be treated as capital gain or loss. However, if the cash payment does have the effect of the distribution of a dividend, the amount of taxable income recognized generally will equal the amount of cash received; such income generally will be taxable as a dividend; and no loss (or other recovery of such stockholder's tax basis for the shares of Security Common Stock surrendered in the exchange) generally will be recognized by such stockholder. The determination of whether a cash payment has the effect of the distribution of a dividend will be made pursuant to the provisions and limitations of Section 302 of the Code, taking into account the constructive stock ownership rules of Section 318 of the Code. See "--Impact of Section 302 of the Code," below.


               (3) A Security stockholder who receives shares of WesterFed Financial Common Stock and cash in exchange of shares of Security Common Stock in the Merger will realize gain (determined separately as to each block of Security Common Stock exchanged) if (i) the sum of the amount of cash and the fair market value of the shares of WesterFed Financial Common Stock received by such stockholder exceeds (ii) such stockholder's tax basis for the shares of Security common Stock surrendered in exchange therefor. The amount of such gain that is recognized for federal income tax purposes will be limited to the amount of cash received. If the amount of cash received exceeds the amount of gain realized, only the amount of gain realized will be recognized for federal income tax purposes. Any such gain recognized will be taxable as capital gain, provided that the cash payment does not have the effect of the distribution of a dividend. Any loss realized will not be recognized for federal income tax purposes. Under
         Section 356 of the Code, the determination of whether a cash payment has the effect of the distribution of a dividend generally will be made in accordance with the provisions and limitations of Section 302 of the Code, taking into account the constructive stock ownership rules of
         Section 318 of the Code. See "--Impact of Section 302 of the Code," below.


               (4) The aggregate adjusted tax basis of the shares of WesterFed Financial Common Stock received by each Security stockholder in the Merger (including any fractional share of WesterFed Financial Common Stock deemed to be received, as described in paragraph 6 below), will be equal to the aggregate adjusted tax basis of the shares of Security Common Stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain (or dividend) recognized.


               (5) The holding period of the shares of WesterFed Financial Common Stock (including any fractional share of WesterFed Financial Common Stock deemed to be received, as described in paragraph 6 below) will include the holding period of the shares of Security Common Stock exchanged therefor.

               (6) A Security stockholder who received cash in the Merger in lieu of a fractional share of WesterFed Financial Common Stock will be treated as if the fractional share had been received in the Merger and then redeemed by WesterFed Financial in return for the cash. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of WesterFed Financial Common Stock allocable to the fractional share.


         Impact of Section 302 of the Code. the determination of whether a cash payment has the effect of the distribution of a dividend generally will be made in accordance with the provisions of Section 302 of the Code. A cash payment to a Security stockholder will be condiered not to have the effect of the distribution of a dividend under Section 302 of the Code and such stockholder will recognize capital gain or loss only if the cash payment (i) results in a "complete redemption" of such stockholder's actual and constructive stock interest, (ii) results in a "substantially disproportionate" reduction in such stockholder's actual and constructive stock interest, (iii) is "not essentially equivalent ot a dividend."


         A cash payment will result in a "complete redemption" of a stockholder's stock interest and such stockholder will recognize capital gain or loss if such stockholder does not actually or constructively own any stock after the receipt of the cash payment. A reduction in a stockholder's stock interest will be "subtantially disproportionate" and such stockholder will recognize capital gain or loss if (i) the precentage of outstanding shares actuslly and constructively owned by such stockholder after the receipt of the cash payment is less than four-fifths (80%) of the precentage of outstanding shares actually and constructively owned by such stockholder immediately prior to the receipt of the cash payment. A cash payment will qualify as "not essentially equivalent to a dividend" and a stockholder will recognize capital gain or loss if it results in a meaningful reduction in the percentage of outstanding shares actually and constructively owned by such stockholder. No specific tests apply to determine whether a reduction in a stockholder's ownership interest is meaningful; rather, such determination will be made based on all the facts and circumstances applicable to such Security stockholder. No general guidelines dictating the appropriate interpretation of facts and circumstances have been announced by the courts or issued by the Internal Revenue Service (the "Service"). However, the Service has indicated in Revenue Ruling 76-385 that a minority stockholder (i.e., a holder who exercises no control over corporate affairs and whose proportionate stock interest is minimal in relation to the number of shares outstanding) generally is treated as having had a "meaningful reduction" in interest if a cash payment reduces such holder's actual and constructive stock ownership to any extent.


         With regard to Security stockholders who receive WesterFed Financial Common Stock and cash in the Merger, the determination of whether a cash payment has the effect of a distribution of a dividend will be made as if the Security Common Stock exchanged for cash in the Merger had instead been exchanged in the Merger for shares of WesterFed Financial Common Stock followed immediately by a redemption of such shares by WesterFed Financial for the cash payment (a "deemed WesterFed Financial redemption"). Under this analysis, the determination of whether a cash payment qualifies as a substantially disproportionate reduction of interest or is not essentially equivalent to a dividend will be made by comparing (i) the stockholders' actual and constructive stock interest in WesterFed Financial before the deemed WesterFed Financial redemption (determined as if such stockholder had received solely WesterFed Financial Common Stock in the Merger) with (ii) such stockholder's actual and constructive stock interest in WesterFed Financial after the deemed WesterFed Financial redemption.

         With regard to Security stockholders who receive only cash (i) in exchange for shares of Security Common Stock pursuant to the Merger or (ii) as a result of the exercise of dissenters rights, WesterFed Financial's Counsel has noted in its opinion that many tax practitioners believe that the determination of whether a cash payment has the effect of a distribution of a dividend should be made in accordance with the deemed WesterFed Financial redemption analysis discussed above; i.e., as if the WesterFed Financial Common Stock exchanged for cash in the Merger had instead been exchanged in the Merger for shares of WesterFed Financial Common Stock followed immediately by a redemption of such shares by WesterFed Financial for the cash payment. However, under the traditional analysis, which apparently continues to be used by the Service,
Section 302 of the Code will apply as though the cash payment were made by Security in a hypothetical redemption of Security Common Stock immediately prior to, and in a transaction separate from, the Merger (a "deemed Security redemption"). Accordingly, under the traditional analysis, the determination of whether a cash payment results in a complete redemption of interest, qualifies as a substantially disproportionate reduction of interest or is not essentially equivalent of a dividend will be made by comparing (x) the stockholder's actual and constructive stock interest in Security before the deemed Security redemption, with (y) such stockholder's actual and constructive stock interest in Security after the deemed Security redemption (but before the Merger). The law is unclear regarding whether the approach of the Service is correct, and WesterFed Financial's Counsel has rendered no opinion on the correctness of the Service's approach. WesterFed Financial's Counsel has noted in its opinion that because the traditional analysis, as applied by the Service, is more likely to result in dividend treatment than the deemed WesterFed Financial redemption analysis, each Security stockholder who receives solely cash in exchange for all of the Security Common Stock he or she actually owns should discuss with his or her tax advisor which analysis is applicable.

         The determination of ownership for purposes of the three foregoing tests will be made by taking into account both shares owned actually by such stockholder and shares owned constructively by such stockholder pursuant to
Section 318 of the Code. Under Section 318 of the Code, a stockholder will be deemed to own stock that is actually or constructively owned by certain members of his or her family (spouse, children, grandchildren and parents) and other related parties including, for example, certain entities in which such stockholder has a direct or indirect interest (including partnerships, estates, trusts and corporations), as well as shares of stock that such stockholder (or a related person) has the right to acquire upon exercise of an option or conversion right. Section 302(c)(2) of the Code provides certain exceptions to the family attribution rules for the purpose of determining whether a complete redemption of stockholder's interest has occurred for purposes of Section 302 of the Code. These exceptions apply only to Security stockholders who receive, in the Merger, solely cash in return for the Security Common Stock they actually own.

         Because the determination of whether a payment will be treated as having the effect of the distribution of a dividend will generally depend upon the facts and circumstances of each Security stockholder, Security stockholders are strongly advised to consult their own tax advisors regarding the tax treatment of cash received in the Merger.

         Each Security stockholder's ability to elect the type of consideration he or she receives pursuant to the Merger affords each such stockholder the opportunity to select that type of consideration which will best serve his or her personal tax and financial planning needs. However, each Security stockholder should be aware that his or her ability to satisfy (or, alternatively, fail to satisfy) any of the foregoing tests and thereby avoid (or, alternatively, obtain) dividend treatment may be affected by any redesignation of the stockholder's election by the Exchange

Agent, without regard to whether such stockholder made a Stock Election, a Cash Election or, instead, made no election. See 'TERMS OF THE PROPOSED MERGER - General Description of the Merger."

         Security's obligation to consummate the Merger is subject to the condition that it shall have received from WesterFed Financial's Counsel an opinion to the effect that the tax consequences of the Merger will in all material respects be as described in this section and that such opinion shall not have been withdrawn. Such opinion is subject to the conditions and assumptions stated therein and relies upon various representations made by WesterFed Financial, Security and certain stockholders of Security. The opinion is attached as an exhibit to the Registration Statement and copies of the opinion will be available, without charge, to Security stockholders upon written request to Elaine Hine, Secretary, Security Bancorp, 219 North 26th Street, Billings, Montana 59101. An opinion of counsel, unlike a private letter ruling from the Service, has no binding effect on the Service. The Service could take a position contrary to WesterFed Financial Counsel's opinion and, if the matter is litigated, a court may reach a decision contrary to the opinion. The Service is not expected to issue a ruling on the tax consequences of the Merger, and no such ruling has been requested.

         THE FOREGOING IS A GENERAL DISCUSSION OF CERTAIN OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS INCLUDED FOR GENERAL
INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SECURITY STOCKHOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH SECURITY STOCKHOLDER. IN VIEW OF THE INDIVIDUAL NATURE OF INCOME TAX CONSEQUENCES, EACH SECURITY STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

         Based upon the current ruling position of the Service, cash received by a holder of Security Common Stock will be treated as received in exchange for such fractional share interest, and gain or loss will be recognized for federal income tax purposes, measured by the difference between the amount of cash received and the basis of the share of Security Common Stock. Such gain or loss should be long-term capital gain or loss if such share of Security Common Stock has been held for more than one year at the Effective Time.

Nasdaq Listing

         Both WesterFed Financial Common Stock and Security Common Stock are currently included for quotation on the Nasdaq/NMS. It is a condition to consummation of the Merger that the WesterFed Financial Common Stock to be issued to the stockholders of Security pursuant to the Merger Agreement will be included for quotation on the Nasdaq/NMS. See "--Conditions to the Merger."

                          CERTAIN RELATED TRANSACTIONS

Stock Option Agreements

         The information in this Joint Proxy Statement/Prospectus concerning the terms of the Stock Option Agreements is qualified in its entirety by reference to the full text of the Stock Option Agreements which are attached hereto as Appendix IV and V and incorporated herein by reference.

         General. As a condition to entering into the Merger Agreement, WesterFed Financial required that it be granted two stock options by Security. Pursuant to Stock Option Agreement #1, Security granted to WesterFed Financial an option to purchase shares of Security's Common Stock representing approximately 19.9% of the shares of such Common Stock issued and outstanding at such time at an exercise price of $26.00 per share, subject to the terms and conditions set forth therein. The options may only be exercised upon the occurrence of certain events which are defined below (none of which has occurred as of the date hereof). Pursuant to Stock Option Agreement #2, Security granted to WesterFed Financial an option to purchase Security Common Stock representing 5.98% of the shares of such Common Stock issued and outstanding at such time at an exercise price of $24.00 per share, subject to the terms and conditions set forth therein.

         Effect of Stock Option Agreements. The Stock Option Agreements are intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Stock Option Agreements may have the effect of discouraging persons who might now or prior to the consummation of the Merger be interested in acquiring all of or a significant interest in either Security or WesterFed Financial from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price per share for the Security Common Stock than the value per share contemplated by the Merger Agreement or a higher price per share for WesterFed Financial Common Stock than the then-current market price of such shares. The acquisition of the issuer or an interest in the issuer, or an agreement to do either, could cause the option to become exercisable. The existence of such option could significantly increase the cost to a potential acquiror of acquiring the issuer compared to its cost had the Stock Option Agreement not been entered into. Such increased costs might discourage a potential acquiror from considering or proposing an acquisition or might result in a potential acquiror proposing to pay a lower per share price to acquire the issuer than it might otherwise have proposed to pay. The exercise of either option by WesterFed Financial may prohibit any other potential acquiror of Security from accounting for an acquisition of Security using the pooling of interests accounting method for a period of two years. This could discourage or preclude an acquisition of Security.

         Terms of Stock Option Agreements. The following is a brief summary of certain provisions of the Stock Option Agreements, which are attached hereto as Appendix IV and V.

         Stock Option Agreement #1. The option is exercisable, in whole or in part, at any time, and from time to time, only upon the occurrence of a "Purchase Event." A "Purchase Event" is deemed to occur upon the commencement or initiation of an Acquisition Transaction.

         For purposes of the Stock Option Agreement, the term "Acquisition Transaction" means (i) a merger, consolidation or similar transaction involving Security or any of its subsidiaries (other than internal mergers, reorganizations, consolidations or dissolutions involving only existing subsidiaries), (ii) the sale, lease, exchange or other disposition of 10% or more of the consolidated assets of Security and its subsidiaries, or (iii) the issuance, sale or other disposition of (including by merger, consolidation, share exchange or similar transaction) securities representing 15% or more of the voting power of Security or any of its material subsidiaries. For purposes of the Stock Option Agreements, a "Public Announcement" will occur when it is publicly announced that any person (other than WesterFed Financial, any affiliate of WesterFed Financial or any person acting in concert with WesterFed Financial) proposed an Acquisition Transaction or filed an application under the Change in Bank Control Act (the

"Control Act") or the Savings and Loan Holding Company Act (the "Holding Company Act") for approval of an Acquisition Transaction.

         The option expires upon the earliest to occur of (i) the Effective Time, (ii) termination of the Merger Agreement after approval of the Merger by Security stockholders; (iii) termination of the Merger Agreement by Security (as defined in Section 7.01); (iv) termination of the Merger Agreement after the stockholders of WesterFed Financial reject the merger; (v) any other termination of the Merger Agreement (as defined in Section 7.01) except a termination by WesterFed Financial (pursuant to Section 701(e)), if no Purchase Event shall have occurred prior to such termination; (vi) except as set forth in [clauses]
(ii) and (iii) above, on the 730th day after the termination of the Merger Agreement if no Purchase Event has occurred during the term of the Merger Agreement or during the post-termination period; (vii) on the 730th day after the discontinuance of all Purchase Events that occurred during the term of the Merger Agreement or during the Post-Termination Period if a Purchase Event occurred during any such period; or (viii) termination of the option.

         Stock Option Agreement #2. The option is exercisable in whole or in part, at any time from time to time following the failure of Security stockholders to approve the Merger Agreement at a duly held stockholder meeting or the failure of Security to hold a meeting to vote on the Merger.

         The option expires upon the earliest to occur of (i) the Effective Time; (ii) termination of the Merger Agreement by Security (as defined in Section 7.01(e) of the Merger Agreement); (iii) the date two years after termination of the Merger Agreement (pursuant to provisions of the Merger Agreement other than Section 7.01(e)); or (iv) termination of the option.

         The number and type of securities subject to the options and the purchase price of such securities will be adjusted (i) for any change in Security common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction or (ii) in the event any rights issued by Security become exercisable, proper provision shall be made in any agreement governing the transactions described in clause
(i) such that WesterFed Financial will receive (upon exercise of the option) the same number and type of securities that it would have received if the option had been exercised immediately prior to the occurrence of such transaction (or the record date therefor). The number of shares of Security common stock subject to each option will also be adjusted in the event Security issues additional shares of common stock such that the number of shares of Security common stock subject to the option, together with shares previously purchased pursuant thereto, represents 19.9% of Security common stock then issued and outstanding, without giving effect to shares subject to or issued pursuant to the option.

         Security has granted WesterFed Financial certain registration rights with respect to shares of Security Common Stock acquired by WesterFed Financial upon exercise of the options. These rights require that Security file up to two registration statements under the Securities Act if requested by WesterFed Financial within three years of the date upon which the option first becomes exercisable during the term of the agreement provided such registration is necessary in order to permit the sale or other disposition of the shares acquired by WesterFed Financial. Security shall use its best efforts to qualify such shares under applicable state securities laws. Any such registration statement will be at Security's expense except for the registration of Security Common Stock pursuant to Stock Option Agreement #2. Pursuant to the terms of
Stock Option Agreement #2, WesterFed Financial agrees to reimburse for actual accountable out-of-pocket expenses up to a maximum of $25,000 for the First Registration effected. If a second registration is requested pursuant to Stock Option Agreement #2, WesterFed Financial and Security will share the expenses equally except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of WesterFed Financial's counsel related thereto. In addition, in the event Security effects a registration under the Securities Act of its common stock (other than on Form S-4 or Form S-8 or any form with respect to a dividend reinvestment or similar plan), Security will allow WesterFed Financial to participate in such registration and such participation shall not affect Security's obligation to effect two registrations. In connection with any registration effected pursuant to the obligations described above, Security and WesterFed Financial will provide to each other and any underwriter of the offering customary representations, warranties, covenants, indemnifications and contributions.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

         The following unaudited pro forma combined financial information gives effect to the merger of WesterFed Financial and Security pursuant to the Merger Agreement based on the purchase accounting adjustments, estimates and other assumptions described in the accompanying notes. The unaudited pro forma combined balance sheet and statement of operations as of and for the three months ended September 30, 1996 are based upon the unaudited quarterly consolidated balance sheets and statements of operations of WesterFed Financial and Security. The unaudited pro forma combined statement of operations for the year ended June 30, 1996 is based upon the audited annual consolidated statements of operations of WesterFed Financial and Security.

                                               PRO FORMA COMBINED BALANCE SHEET
                                               WESTERFED FINANCIAL AND SECURITY


                                                         At September 30, 1996 (unaudited)
                                                  -------------------------------------------------------------
                                                                                     Pro Forma        Pro Forma
                                                  WesterFed                         Adjustments       Combined
                                                  Financial          Security       (Unaudited)      (Unaudited)
                                                  ---------          --------       -----------      -----------

                                                                       (Dollars In Thousands)
Assets:
------
Cash and due from banks..................          $  6,256          $  7,995         $     ---         $  14,251
Interest-bearing due from banks..........             6,030               434               ---             6,464
                                                   --------         ---------        ----------        ----------
  Cash and cash equivalents..............            12,286             8,429               ---            20,715
Interest-bearing deposits................             5,103               ---               ---             5,103
Investment securities available-for sale.            40,223            19,888          (27,169)            32,942
Investment securities, at amortized cost.             6,851               200               ---             7,051
Stock in Federal Home Loan Bank of
  Seattle, at cost.......................             7,622             3,209               ---            10,831
Mortgage-backed securities available-for-
  sale...................................            42,386            89,638               ---           132,024
Mortgage-backed securities, at amortized
  cost...................................            58,023            33,050             (953)            90,120
Loans available-for-sale.................             4,768             1,307               ---             6,075
Loans receivable, net....................           366,460           205,746             1,184           573,390
Accrued interest receivable..............             3,733             3,156               ---             6,889
Premises and equipment, net..............            13,995             9,379             4,500            27,874
Cash surrender value of life insurance
  policies...............................             3,220             2,693               ---             5,913
Goodwill.................................               ---             4,293           (4,293)            13,816
                                                                                         13,816
Other assets.............................             1,439             1,321             5,625             8,385
                                                    -------           -------           -------          --------
  Total Assets...........................          $566,109          $382,309          $(7,290)          $941,128
                                                   ========          ========          =======           ========

Liabilities and Stockholders' Equity:
------------------------------------
Liabilities:
  Deposits...............................          $342,986          $289,336           $ 1,640          $633,962
  Borrowed funds.........................           130,351            51,381             (321)           181,411
  Advances from borrowers for taxes and
   insurance.............................             6,217               950               ---             7,167
  Income taxes...........................             1,899               258             1,328             3,485
  Accrued interest payable...............             1,195             2,131               ---             3,326
  Accrued expenses and other liabilities.             5,172             7,323             1,250            13,745
                                                  ---------         ---------          --------         ---------
   Total liabilities.....................           487,820           351,379             3,897           843,096
                                                   --------          --------           -------          --------
Stockholders' Equity:
  Preferred stock........................               ---               ---               ---               ---
  Common stock...........................                46             1,485           (1,485)                59
                                                                                             13
  Additional paid-in capital.............            45,499             9,015           (9,015)            65,229
                                                                                         19,730
  Common stock acquired by ESOP/RRP......           (3,382)               ---               ---           (3,382)
  Treasury stock, at cost................           (3,080)               ---               ---           (3,080)
  Net unrealized gain (loss) on securities
   available-for-sale....................             (196)           (1,360)             1,360             (196)
  Retained earnings, substantially
    restricted...........................            39,402            21,790          (21,790)            39,402
                                                 ----------         ---------        ---------           --------
    Total stockholders' equity...........            78,289            30,930          (11,187)            98,032
                                                 ----------         ---------       ----------           --------
    Total liabilities and stockholders' equity     $566,109          $382,309         $ (7,290)          $941,128
                                                   ========          ========         ========           ========

See accompanying notes to unaudited pro forma combined financial information.

                                      PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                           WESTERFED FINANCIAL AND SECURITY


                                                        Three Months Ended September 30, 1996 (unaudited)
                                                  --------------------------------------------------------------
                                                                                     Pro Forma         Pro Forma
                                                  WesterFed                         Adjustments         Combined
                                                  Financial          Security       (Unaudited)       (Unaudited)
                                                  ---------          -------        -----------       -----------
                                                               (Dollars In Thousands Except Per Share Data)
Interest income:
  Loans receivable.......................          $  7,710          $  4,351        $     (42)          $ 12,019
  Mortgage-backed securities.............             1,766             2,081                40             3,887
  Investment securities..................             1,071               343             (460)               954
  Other..................................                46                63               ---               109
                                                  ---------         ---------       -----------        ----------
    Total interest income................            10,593             6,838             (462)            16,969
                                                    -------          --------        ---------           --------
Interest expense:
  NOW and money market demand............               382               334               ---               716
  Savings................................               474               271               ---               745
  Certificates of deposit................             2,928             2,481             (137)             5,272
  Cost of Swaps and Caps.................                81               ---               ---                81
                                                  ---------         ---------        ----------         ---------
                                                      3,865             3,086             (137)             6,814
  Advances from FHLB - Seattle and other
    borrowed funds.......................             2,085               685                27             2,797
                                                   --------          --------         ---------          --------
    Total interest expense...............             5,950             3,771             (110)             9,611
                                                   --------           -------         --------           --------
    Net interest income..................             4,643             3,067             (352)             7,358
    Provision for loan losses............                15               150               ---               165
                                                  ---------          --------         ---------          --------
       Net interest income after provision
         for loan losses.................             4,628             2,917             (352)             7,193
                                                   --------          --------         --------           --------
Non-interest income:
  Loan origination fees..................               125               272               ---               397
  Service fees...........................               566               316              (32)               850
  Net gain on sale of loans and securities
    available-for-sale...................               109               138               ---               247
  Other..................................                35               546               ---               581
                                                  ---------          --------          --------          --------
    Total non-interest income............               835             1,272              (32)             2,075
                                                   --------           -------          -------           --------
Non-interest expenses:
  Compensation and employee benefits.....             1,887             1,336               ---             3,223
  Net occupancy expense of premises......               223               191                45               459
  Equipment and furnishings expense......               192               155               ---               347
  Data processing expenses...............               165               191               ---               356
  Federal insurance premium..............               211               119               ---               330
  SAIF special assessment................             2,297             1,331               ---             3,628
  Core deposit intangible amortization...               ---               ---               194               194
  Marketing and advertising..............                36                45               ---                81
  Other..................................               720               757                54             1,531
                                                   --------           -------           -------         ---------
     Total non-interest expense..........             5,731             4,125               293            10,149
                                                   --------           -------            ------          --------
     Income (loss) before income taxes...             (268)                64             (677)             (881)
  Income taxes...........................                89              (24)               204               269
                                                  ---------         --------             ------         ---------
      Net income (loss)..................         $   (179)           $    40           $ (473)         $   (612)
                                                  ========            =======           ======          ========
   Net income (loss) per share...........         $  (0.04)            $ 0.03                           $  (0.11)
                                                  ========             ======                           ========
  Weighted average common shares
    outstanding for income (loss)  per share      4,260,452         1,511,180                           5,553,562
                                                  =========         =========                           =========

See accompanying notes to unaudited pro forma financial information.

                                     PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                          WESTERFED FINANCIAL AND SECURITY



                                                                     Year  Ended June 30, 1996
                                                  --------------------------------------------------------------
                                                                                     Pro Forma         Pro Forma
                                                  WesterFed                         Adjustments         Combined
                                                  Financial           Security      (Unaudited)       (Unaudited)
                                                  ---------           -------       -----------       -----------
                                                             (Dollars In Thousands Except Per Share Data)
Interest income:
  Loans receivable.......................         $  28,640          $ 14,115          $  (169)          $ 42,586
  Mortgage-backed securities.............             9,167             9,220               159            18,546
  Investment securities..................             4,556             1,785           (1,834)             4,507
  Other..................................               181               222               ---               403
                                                  ---------         ---------         ---------        ----------
    Total interest income................            42,544            25,342           (1,844)            66,042
                                                    -------          --------           ------           --------
Interest expense:
  NOW and money market demand............             1,740             1,392               ---             3,132
  Savings................................             1,940             1,228               ---             3,168
  Certificates of deposit................            12,074            10,556             (547)            22,083
  Cost of Swaps and Caps.................               331               ---               ---               331
                                                  ---------         ---------         ---------         ---------
                                                     16,085            13,176             (547)            28,714
  Advances from FHLB - Seattle and other
    borrowed funds.......................             8,652             1,736               107            10,495
                                                   --------          --------           -------          --------
    Total interest expense...............            24,737            14,912             (440)            39,209
                                                   --------           -------           ------           --------
    Net interest income..................            17,807            10,430           (1,404)            26,833
    Provision for loan losses............               ---               120               ---               120
                                                  ---------          --------        ----------          --------
      Net interest income after provision
         for loan losses.................            17,807            10,310           (1,404)            26,713
                                                   --------          --------         --------           --------
Non-interest income:
  Loan origination fees..................               348               798               ---             1,146
  Service fees...........................             2,120             1,077             (158)             3,039
  Net gain on sale of loans and securities
    available-for-sale...................               577               975               ---             1,552
  Other..................................               837             1,164               ---             2,001
                                                  ---------          --------         ---------          --------
    Total non-interest income............             3,882             4,014             (158)             7,738
                                                   --------           -------         --------           --------

Non-interest expenses:
  Compensation and employee benefits.....             7,523             4,832               ---            12,355
  Net occupancy expense of premises......             1,450               812               180             2,442
  Equipment and furnishings expense......               643               533               ---             1,176
  Data processing expenses...............               632               749               ---             1,381
  Federal insurance premium..............               806               475               ---             1,281
  Marketing and advertising..............               559               211               ---               770
  Core deposit intangible amortization...               ---               ---               968               968
  Other..................................             2,961             2,746               213             5,920
                                                   --------           -------           -------          --------
     Total non-interest expense..........            14,574            10,358             1,361            26,293
                                                    -------           -------            ------           -------
     Income before income taxes..........             7,115             3,966           (2,923)             8,158
  Income taxes (expense) benefit.........           (2,556)           (1,422)               901           (3,077)
                                                  --------          --------           --------         --------
      Net income.........................          $  4,559           $ 2,544         $ (2,022)          $  5,081
                                                   ========           =======         ========           ========
   Net income per share..................          $   1.07           $  1.68                             $  0.92
                                                   ========           =======                             =======
  Weighted average common shares
    outstanding for income per share.....         4,259,109         1,515,947                           5,552,219
                                                  =========         =========                           =========

                                       49

Notes to Unaudited Pro Forma Combined Financial Information

NOTE A:  BASIS OF PRESENTATION

         The unaudited pro forma combined balance sheet combines the historical consolidated balance sheets of WesterFed Financial and Security as if the Merger had become effective on September 30, 1996. The unaudited pro forma combined statements of operations combines the historical consolidated statements of operations of WesterFed Financial and Security as if the Merger had become effective on July 1, 1995. Certain amounts in the historical financial statements of Security have been reclassified in the unaudited pro forma combined financial information to conform to WesterFed Financial's historical financial statements.

         The Merger will be accounted for using the purchase method of accounting. Under this method of accounting, assets and liabilities of Security are adjusted to their estimated fair value and combined with the historical recorded book values of the assets and liabilities of WesterFed Financial. Applicable income tax effects of such adjustments are included as a component of WesterFed Financial's net deferred taxes with a corresponding offset to goodwill. The actual revaluation of Security's net assets acquired is subject to the completion of studies and evaluations by management and will be based on the estimated fair value of the net assets acquired at the Effective Date of the Merger.

         Any transactions conducted in the ordinary course of business between WesterFed Financial and Security would be immaterial and, accordingly, have not been eliminated.

         Following the Merger and, subject to regulatory approvals, WesterFed Financial may merge Western Bank and Security Bank. The impact of any such merger is not expected to be material. WesterFed Financial also expects to achieve certain operating cost savings as a result of the Merger, however, no pro forma adjustment has been included in the unaudited pro forma combined financial information for the anticipated operating cost savings.

NOTE B:  PURCHASE PRICE

         The purchase price to be paid to Security stockholders is assumed to be $30 per share. The total number of Security shares to be acquired is 1,572,332. This assumes all options to acquire 87,700 shares of Security common stock are exercised and acquired as part of the Merger. The actual purchase price paid per share is subject to adjustment depending upon the average price of WesterFed Financial Common Stock prior to the Effective Date. In addition, the form of consideration paid to Security stockholders in the form of WesterFed Financial Common Stock is limited to 40% to 45% of the total consideration.

                  Total consideration is calculated as follows
                     (in thousands, except share amounts):


Acquisition of 1,484,682 shares of Security Common Stock............    $44,540
Acquisition of Security Common Stock options outstanding............      1,372
Estimated direct acquisition costs..................................      1,000
                                                                        -------
    Total purchase price consideration..............................     46,912
Estimated common stock issuance costs...............................        300
                                                                        -------
    Total acquisition consideration.................................    $47,212
                                                                        =======

         It is assumed that 45% of the acquisition cost of Security is paid through the issuance of WesterFed Financial Common Stock. The assumed value of these shares is $15.50, which is the average market price of WesterFed Financial Common Stock immediately prior to and after the announcement of the Merger. The actual value of these shares issued will be based on the average closing price of WesterFed Financial Common Stock for the 20 trading days commencing 30 trading days prior to the closing. The total number of WesterFed Financial common stock assumed to be issued is as follows (in thousands, except share amounts):

Acquisition cost of Security common stock.......................  $  44,540
Percentage to be paid through the issuance of stock.............         45%
                                                                  ---------
    Acquisition cost to be paid through the issuance of stock...  $  20,043
                                                                  ---------

Divided by the assumed value per share of shares issued.........  $   15.50
                                                                  ---------
Total WesterFed Financial common shares to be issued............  1,293,110
                                                                  =========

         The total cash consideration is assumed to be funded with the proceeds from the sale of investment securities which are classified as available-for-sale and whose carrying value approximates market value. Total cash consideration is assumed as follows (in thousands):


Acquisition cost of Security common stock.......................   $44,540
Percentage to be paid in cash at closing........................        55%
                                                                   -------
    Acquisition cost to be paid in cash.........................   $24,497
    Acquisition cost of Security Common Stock options
     outstanding................................................     1,372
Estimated direct acquisition costs..............................     1,000
Estimated common stock issuance costs...........................       300
                                                                   -------
Total acquisition consideration paid in cash....................   $27,169
                                                                   =======


NOTE C:  ALLOCATION OF PURCHASE PRICE

         Certain matters are still pending that will have an effect on the ultimate allocation of the purchase price. Accordingly, the allocation of the purchase price has not been finalized and the portion of the purchase price allocated to fair value adjustments, identifiable intangibles and goodwill is subject to change.


       Subject to the foregoing, the purchase price has been allocated as described below (in thousands):

Security's net assets at September 30, 1996..............               $30,930
Increase (decrease) to the Security's net asset values as a result of estimated fair value adjustments:

      Mortgage-backed securities.........................    (953)
      Loans receivable, net..............................   1,184
      Premises and equipment.............................   4,500
      Deposits...........................................  (1,640)
      Accrued expenses(2)................................  (1,250)
      Borrowed funds.....................................     321
      Core deposit intangible and mortgage
        servicing rights.................................   5,625
                                                            -----
                                                            7,787
      Applicable income tax effects......................  (2,959)
                                                            -----
Net fair value adjustments...............................                 4,828
Eliminate Security's existing goodwill, net of income
  tax effects............................................                (2,662)
                                                                          -----
Estimated fair value of identifiable tangible and
  intangible net assets..................................                33,096
Goodwill.................................................                13,816
                                                                         ------
Total purchase price consideration.......................               $46,912
                                                                         ======
-------------
(1)  Estimated marginal tax rate of 38%.
(2) Includes $750,000 of estimated severance costs under existing Security employment agreements.

NOTE D:  PRO FORMA ADJUSTMENTS

         For the unaudited pro forma statements of operations, the pro forma adjustments are based on the allocated purchase price of the net assets acquired based on the fair value estimates at September 30, 1996 described above.

         The effect on income of the amortization of the aggregate $1,450,000 estimated fair value adjustments to the carrying values is estimated to be incurred on a straight-line basis over three to seven years for the following categories: mortgage-backed securities, loans receivable, net, deposits, accrued expenses, and borrowd funds. The increase in the carrying value of premises and equipment is being depreciated over the remaining economic life of the related assets, currently estimated at 25 years.

         The core deposit intangible and mortgage servicing rights will be amortized on an accelerated basis over their respective economic lives, currently estimated not to exceed ten years. Goodwill resulting from the Merger is expected to be amortized over 25 years.

         The assumed interest rate on securities sold to fund the total acquisition consideration paid in cash is 6.75%.

         The incremental effect on pro forma combined net income of the purchase accounting adjustments for the 12-month periods subsequent to the year ending June 30, 1996 is estimated to be an after-tax increase in expenses as follows:


Subsequent 12-month periods
ending June 30                               Amount
---------------------------                  ------
1997                                           $745
1998                                            634
1999                                            817
2000                                            745
2001                                            660


         Applicable income tax effects have been recorded using an estimated marginal tax rate of 38%.


NOTE E:  PRO FORMA INCOME (LOSS) PER SHARE

         Pro forma combined weighted average shares outstanding is based on the number of shares assumed to be issued to Security shareholders of 1,293,110 as described above combined with the actual weighted average shares outstanding for WesterFed Financial for the respective periods. No options to acquire Security common stock are assumed to be outstanding after the Effective Date of the Merger.

                        MANAGEMENT OF WESTERFED FINANCIAL

Directors and Executive Officers

         The business experience of each director of WesterFed Financial is set forth below. All directors have held their present positions for at least the past five years, except as otherwise indicated.

         Lyle R. Grimes. Mr. Grimes is President and Chief Executive Officer of WesterFed Financial and Western Bank, positions he has held since September 1993 and January 1983, respectively. Mr. Grimes is responsible for establishing policies and plans for directing and controlling the activities of WesterFed Financial and Western Bank in order to achieve the objectives set by the Board of Directors. Mr. Grimes also acts as spokesman for WesterFed Financial and the Western Bank and maintains business, civic and governmental contacts. Mr. Grimes joined Western Bank in 1958 and has worked in all phases of Western Bank's operations during his 38 years of employment with Western Bank. Mr. Grimes also serves as President and a Director of Western Bank's subsidiaries. Mr. Grimes served as a Director of the Federal Home Loan Bank of Seattle from January 1993 to January 1995. Mr. Grimes graduated from the University of Montana.

         Otto G. Klein, Jr., M.D. Dr. Klein has practiced ophthalmology with the Rocky Mountain Eye and Ear Center located in Missoula, Montana since 1978. Prior to such time, he was a Clinical Associate Professor of Ophthalmology at the University of Washington and partner of the Mason Clinic in Seattle. He is a graduate of Stanford University and Cornell Medical School.

         Laurie Caras DeMarois. Ms. DeMarois joined the Garden City Floral Company in 1976. She now manages the Garden City Floral Company and is the majority shareholder. Ms. DeMarois has served as President of the Montana State Florists Association and as a director on the boards of the Missoula Chamber of Commerce, United Way and Rotary Club. Ms. DeMarois is a graduate of the University of Montana.

         John E. Roemer. Mr. Roemer is retired. From 1953 to 1988, Mr. Roemer was the owner and operator of Roemer's Tire Center, Inc. with retail tire and automotive centers located in Missoula, Montana and Coeur d'Alene, Idaho.

         Marvin P. Reynolds, D.D.S. Dr. Reynolds is a dentist who has practiced in Missoula, Montana for over 37 years. He is a graduate of the Washington University Dental School at St. Louis.

         Robert F. Burke. Mr. Burke joined I.D.S. Financial Services, Inc. ("I.D.S."), Missoula, Montana, as a personal financial advisor in August 1991. I.D.S. is a wholly owned subsidiary of American Express Company. In January 1995, I.D.S. became American Express Financial Advisors, Inc. Prior to such time, he was Chairman and President of the Bank of Sheridan, a commercial bank located in Sheridan, Montana, from 1983 to 1990. Mr. Burke has approximately 32 years of experience in the banking industry. He is a graduate of the University of Montana and the Pacific Coast Banking School.

         The business experience of each executive officer who is not also a director is set forth below.

         Douglas G. Bardwell. Mr. Bardwell became Vice President and Secretary of WesterFed Financial in September 1993. Mr. Bardwell joined Western Bank in August 1973. He was appointed Chief Operating Officer in 1983 and Executive Vice President in 1989. He also serves on the Board of Directors of WesterFed Service Corporation, WesterFed Insurance Services, Inc., Monte Mac I, and Service Corporation of Montana. Mr. Bardwell is a graduate of the University of Montana. Mr. Bardwell is responsible for the supervision of Western Bank's savings and operations departments.

         James A. Salisbury. Mr. Salisbury became Treasurer and Chief Financial officer of WesterFed Financial in September 1993. Mr. Salisbury joined Western Bank as Treasurer and Chief Financial Officer in 1983. Prior to such time, he was employed as the Chief Financial Officer for Home Federal from 1980 to 1983. From 1978 to 1980, he was in private practice as a certified public accountant. Mr. Salisbury is a graduate of the University of Montana and is a certified public accountant. Mr. Salisbury is responsible for the formulation and implementation of the policies and objectives of the Western Bank's finance and accounting functions.

         Jack E. Lovell. Mr. Lovell has been employed by Western Bank since September 1975. He was promoted to Credit Administrator in 1979. As Credit Administrator he is responsible for policy formulation related to all Credit Administration and has direct oversight responsibility for Loan Servicing and Quality Control Departments. Mr. Lovell is a graduate of the University of Montana.

         Virginia Dumontier. Ms. Dumontier has been Vice President/Deposit Support Services Manager since 1983. She has been employed by Western Bank since 1957. Ms. Dumontier is responsible for policy formulation and operation of all of Western Bank's deposit services.

         Dale W. Brevik. Mr. Brevik has been with Western Bank since May 1979 and has held his present positions since 1983. In addition to his duties as Marketing Director, Mr. Brevik is the Investor Relations Manager and coordinates new product development and oversees Western Bank's insurance programs. Mr. Brevik is a graduate of the University of Montana.

         Charles E. Eiseman. Mr. Eiseman has been employed by Western Bank since December 1975 and has held his present position since 1988. Mr. Eiseman's duties include supervision of all loan origination activities in all cities where Western Bank has loan origination centers. Mr. Eiseman is a graduate of the University of Montana.

Executive Compensation

         WesterFed Financial has not paid any compensation to its executive officers since its formation. WesterFed Financial does not presently anticipate paying any compensation to such persons until it becomes actively involved in the operation or acquisition of businesses other than Western Bank.

         The following table sets forth the compensation paid or accrued by Western Bank during fiscal years indicated for services rendered by the Named Officers.


                           SUMMARY COMPENSATION TABLE

                           Annual Compensation(1)                               Long-Term Compensation
                           ----------------------                               ----------------------
                                                                                        Awards
                                                                                        ------
                                                                                  Restricted
                                                                                     Stock       Options/        All Other
                                               Fiscal      Salary       Bonus       Award(s)        SARs        Compensation
Name and Principal Position                     Year        ($)        ($)(2)        ($)(3)        (#)(4)            ($)
---------------------------                     ----        ---        ------        ------        ------            ---

Lyle R. Grimes, President and                   1996  $ 220,000(5)   $ 90,025      $    ---          ---        $136,802(6)
 Chief Executive Officer                        1995    210,000(5)     52,059           ---          ---         128,086
                                                1994    210,000(5)     70,000       470,280      126,444          80,080

Douglas G. Bardwell, Executive                  1996    123,000(7)     33,555           ---          ---          35,760(8)
 Vice President an Chief Operating Officer      1995    117,000(7)     19,340           ---          ---          32,031
                                                1994    117,000(7)     36,457       226,260       44,366          16,287

James A. Salisbury, Treasurer and               1996    100,000(9)     27,280           ---          ---          22,048(10)
 Chief Financial Officer                        1995     95,000(9)     15,704           ---          ---          19,826
                                                1994     95,000(9)     29,602       181,900       37,268           6,804

------------------
(1) "Perquisites" received by the named officers are not presented in the table as such amounts are below the minimum required for disclosure under executive compensation disclosure rules adopted by the Securities and Exchange Commission.

(2)  Paid pursuant to the Annual Incentive Plan.

(3) Represents the dollar value of awards of shares of Common Stock pursuant to the RRP based upon the $10.00 per share market value on the date of grant. At June 30, 1996, the market value of the restricted stock awards to Messrs. Grimes, Bardwell and Salisbury was $699,777, $336,675 and $270,667, respectively, based upon the closing price of the Common Stock as reported on the Nasdaq National Market System on such date. Prior to vesting, holders of restricted stock have the right to receive dividends, if any, paid on shares of the Common Stock. At June 30, 1996, 50% of the initial awards listed above had vested.

                                       54


(4) Represents awards of options to purchase shares of Common Stock at an exercise price of $10.00 per share, granted pursuant to the Stock Option Plan.

(5) Includes zero, zero, and $6,369 deferred under the 401(k) Plan, and $346, $253 and $152 deferred under the Flexible Compensation Plan in fiscal 1996, 1995 and 1994, respectively.

(6) Includes $115,000 accrued by Western Bank for the benefit of Mr. Grimes under the Benefit Equalization Plan. The Benefit Equalization Plan provides supplemental retirement income to Mr. Grimes since his normal retirement benefit is diminished as a result of IRS rules limiting benefits payable under the Pension Plan. See "Benefit Plans." Also includes $18,198 allocated to Mr. Grimes' account under the ESOP (representing 1,223 shares at $14.88 per share), $2,538 in unused sick leave, a $102 Christmas bonus and the following insurance premiums paid by Western Bank on Mr. Grimes' behalf: $38 in life insurance, $688 in life insurance under the Salary Continuation Plan and $238 in long-term disability.

(7) Includes $5,810, $4,680 and $4,680 deferred under the 401(k) Plan, and $862, $841 and $752 deferred under the Flexible Compensation Plan in fiscal 1996, 1995 and 1994, respectively.

(8) Includes $12,695 accrued and a life insurance premium of $223 paid on behalf of Mr. Bardwell under the Salary Continuation Plan. Also includes $17,439 allocated to Mr. Bardwell's account under the ESOP (representing 1,172 shares at $14.88 per share), $1,419 of unused sick leave, a Christmas bonus of $102, a long-term disability insurance premium of $238, a life insurance premium of $38 and contributions to the 401(k) Plan of $3,606 paid by Western Bank on behalf of Mr. Bardwell.

(9) Includes $4,878, $4,752 and $4,752 deferred under the 401(k) Plan, and $900, $500 and $111 deferred under the Flexible Compensation Plan in fiscal 1996, 1995 and 1994, respectively.

(10) Includes $2,872 accrued and life insurance premiums of $85 paid on behalf of Mr. Salisbury under the Salary Continuation Plan. Also includes $14,671 allocated to Mr. Salisbury's account under the ESOP (representing 986 shares at $14.88 per share), $1,154 in unused sick leave, a Christmas bonus of $102, life insurance premiums of $38, a long-term disability insurance premium of $198, and contributions to the 401(k) Plan of $2,928 paid by Western Bank on behalf of Mr. Salisbury.

         The following table sets forth certain information concerning the number and value of unexercised stock options held by the Named Officers at June 30, 1996. No options or stock appreciation rights were awarded to the Named Officers during fiscal 1996.


AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

Number of Unexercised                 Value of Unexercised In-the-Money
Options/SARs at FY-End(#)(1)           Options/SARs at FY-End ($)(2)
----------------------------           -----------------------------

                    Shares Acquired      Value
Name                 on Exercise(#)    Realized($)   Exercisable  Unexercisable  Exercisable  Unexercisable
----                 --------------    -----------   -----------  -------------  -----------  -------------

Lyle R.  Grimes           N/A              N/A         56,444         70,000       $275,447      $341,600
Douglas G. Bardwell       N/A              N/A         30,000         14,366        146,400        70,106
James A. Salisbury        N/A              N/A         30,000          7,268        146,400        35,468

 -------------
(1) Represents options to purchase Common Stock granted pursuant to the Stock Option Plan. Except for an option to purchase 26,444 shares of Common Stock granted to Mr. Grimes, all of which vested in March 1994, the terms of the option awards provide that shares will be exercisable at a rate of 10,000 shares per year, commencing on January 6, 1995.

(2) Represents the difference between the aggregate option exercise price and the fair market value of the underlying shares based on the closing price of $14.88 per share of the Common Stock as reported on the Nasdaq National Market on June 30, 1996.


Employment Agreements

         Western Bank has entered into employment agreements with Messrs. Grimes, Bardwell and Salisbury and four other executive officers. The employment agreements are designed to assist Western Bank in maintaining a stable and competent management base. The employment agreements became effective January 6, 1994 and provide for an annual base salary in an amount equal to the employee's current salary. The agreements provide for termination upon the employee's death, for cause or in certain events specified by OTS regulations. The employment agreements are terminable by the employee upon 90 days' notice to Western Bank.

         The following discussion relates to the terms of the agreements with Messrs. Grimes, Bardwell and Salisbury. These employment agreements provide for an initial term of three years. Subject to annual Board approval following a satisfactory annual performance review, on each annual anniversary of the effective date of the agreement, each agreement shall be automatically extended for an additional one-year period, unless either the employee or Western Bank gives notice to the contrary. The employment agreements provide for a lump sum payment to the employee of up to 299% of his then-current annual compensation in the event there is a change in control of Western Bank where employment terminates involuntarily in connection with such change in control of

Western Bank or WesterFed Financial or within 12 months thereafter. This termination payment is subject to reduction by the amount of all other compensation to the employee deemed for purposes of the Internal Revenue Code of 1986, as amended (the "Code") to be contingent on a change in control. Such termination payments are provided on a similar basis in connection with a voluntary termination of employment, where the change in control was at any time opposed by Western Bank's Board of Directors. For the purposes of the employment agreements, a change in control is defined to mean an acquisition of control of Western Bank or WesterFed Financial (other than by a trustee or other fiduciary holding securities under an employee benefit plan of WesterFed Financial or its subsidiary) as defined in OTS regulations which would require the filing of an application for acquisition of control or notice of change in control. The agreements provide, among other things, for participation in an equitable manner and employee benefits applicable to executive personnel.

         Based on current salary information, if Messrs. Grimes, Bardwell and Salisbury had been terminated as of June 30, 1996, under circumstances entitling each of them to severance pay as described above, such individuals would have been entitled to receive a lump sum cash payment of approximately $680,237, $349,572 and $280,241, respectively.

Benefit Plans

         Pension Plan and Benefit Equalization Plan. Western Bank's employees are included in the Financial Institutions Retirement Fund, a multiple employer comprehensive pension plan (the "Pension Plan"). This noncontributory defined benefit retirement plan covers all employees who have met minimum service requirements. Western Bank's policy is to fund pension costs accrued. In addition to administrative expenses of the Pension Plan paid by Western Bank, Western Bank made contributions totaling approximately $307,275 to such plan during fiscal 1996.

         The following table illustrates annual pension benefits payable upon retirement at age 65 to a participant electing to receive the standard form of retirement benefits based on various levels of compensation and years of service.


                               PENSION PLAN TABLE


                                                    Years of Service
                                                    ----------------
   Remuneration          15               20               25               30               35
   ------------          --               --               --               --               --
     $ 50,000        $  15,000        $  20,000        $  25,000        $  30,000        $  35,000
       75,000           22,500           30,000           37,500           45,000           52,500
      100,000           30,000           40,000           50,000           60,000           70,000
      125,000           37,500           50,000           62,500           75,000           87,500
      150,000           45,000           60,000           75,000           90,000          105,000
      175,000           52,500           70,000           87,500          105,000          109,991*
      200,000           60,000           80,000          100,000          109,991*         109,991*
      225,000           67,500           90,000          109,991*         109,991*         109,991*

----------
* Maximum annual benefit payable.



         At June 30, 1996, Messrs. Grimes, Bardwell and Salisbury had 37 years, 21 years 11 months and 15 years six months, respectively, of credited services under the Plan. Retirement benefits payable under the Pension Plan are based upon salary contained in the Summary Compensation Table.

         Western Bank also maintains a Benefit Equalization Plan for the benefit of certain highly compensated individuals whose normal benefits payable upon retirement under the Pension Plan are reduced due to limits placed on benefits payable under the Pension Plan by federal law. This plan provides for an annual retirement benefit commencing at the normal retirement date (as defined in Western Bank's Pension Plan) equal to the actuarial equivalent of the participant's accrued benefit (as determined before applying the limitations contained in the Pension Plan and any dollar limitation for the amount considered compensation) minus the actuarial equivalent of the participant's accrual provided under the Pension Plan. In the event of the participant's death prior to the date payments are due to commence under this plan, the plan provides for a death benefit payable to the participant's beneficiary. Currently, Mr. Grimes is the only person participating in this plan. Information regarding the amount contributed by Western Bank to this plan on behalf of Mr. Grimes is contained in the Summary Compensation Table.

         Salary Continuation Plan. Western Bank has adopted the Salary Continuation Plan ("SCP") for the benefit of 14 officers. The SCP provides for the payment of monthly retirement benefits to participating officers for a period of ten years upon retirement at age 55, provided the officer has at least 20 years of service to Western Bank. Benefits payable under the SCP are equal to 1/120 of such officer's monthly salary for calendar 1992. The SCP also provides for a benefit equal to one to two times the participant's 1992 salary, in the event of such person's death while employed by Western Bank. Information regarding amounts contributed to the SCP during the past three fiscal years on behalf of the Named Officers is contained in the Summary Compensation Table.

Compensation Committee Report on Executive Compensation

         The Compensation and Benefits Committee of WesterFed Financial has furnished the following report on executive compensation:

         Compensation Policies. This report reflects WesterFed Financial's compensation policies as endorsed by the Board of Directors and the Committee. The Committee recommends to the Board of Directors amounts of cash compensation for executive officers of WesterFed Financial and its subsidiaries. With regard to the compensation actions affecting the CEO, all of the non-employee members of the Board of Directors acted as the approving body.


         The Annual Incentive Plan of WesterFed Financial is designed to:

1. support a pay-for-performance policy that differentiates compensation based on corporate, business unit, and individual performance;

2. motivate key senior officers to achieve strategic business initiatives and award them for their achievement;

3. provide compensation opportunities that are comparable to those offered by other leading companies, allowing WesterFed Financial to compete for and retain talented executives who are critical to WesterFed Financial's long-term success; and

4.   align  the  interests  of  executives  with  the  long-term   interests  of
     stockholders through award opportunities that can result in ownership of Common Stock.

         At present, the Annual Incentive Plan is comprised of salary, annual cash incentive opportunities, long-term incentive opportunities in the form of stock options, restricted stock and miscellaneous benefits typically offered to executives by major corporations. Along with other eligible employees, executive officers also participate in WesterFed Financial's 401(k) Plan, which provides for matching contributions, a defined benefit retirement program, and the ESOP.

         Annual incentive plans for executive officers of Western Bank were developed in 1993 with the assistance of outside consultants with implementation occurring in fiscal year 1994. During the fiscal year, incentive plans for each of the three Named Officers listed in the compensation table, as well as other senior officers, were established based on stated goals and objectives which are drawn by Western Bank's Business Plan. Incentives are awarded based on attainment of those goals. However, all annual incentives are eliminated entirely under this incentive plan if a set minimum of before-tax earnings in dollars is not met during the fiscal year. There is also a maximum before-tax earnings set in dollars above which incentives will not be paid. The Board of WesterFed Financial believes that tying executive officers' income more directly to institution performance will more closely align individual objectives and interests with stockholder value.

         Long-term incentives for executive officers, and to a lesser degree for employees, were provided during the fiscal year ending 1994 with the implementation of the RRP and the Stock Option Plan, which were approved by the stockholders at the Special Meeting of Stockholders held on March 29, 1994. The price of the Common Stock must increase over time to maximize the benefit of the RRP and for the employee to realize any benefit from the options awarded under the Stock Option Plan.

         Salaries. The base salaries paid to Messrs. Grimes, Bardwell and Salisbury were increased 5.0%, 5.13%, and 5.26%, respectively, for fiscal year 1995-96. This change reflected consideration of WesterFed Financial's performance and competitive data on similar companies indicating that such changes would be commensurate with experience and individual performance. The other executive officers will be granted base salary increases based on competitive data, individual performance, position, tenure and internal comparability considerations. The Compensation Committee will review and change the compensation strategy as needed in order that it be responsive to stockholder interests over time.

         Bonus Awards for Fiscal 1996. Executive officers of WesterFed Financial were awarded cash bonuses during the year based on a review of WesterFed
Financial's fiscal year performance and individual performance. WesterFed Financial performance review included an assessment of how WesterFed Financial's before-tax earnings compared with goals set by the Board of Directors and the goals included in the Business Plan. Additional factors that are taken into account by the non-employee members of the Board of Directors were their assessment of non-performing loans, interest rate risk, regulatory ratings, the degree of customer satisfaction and morale of WesterFed Financial's employees. Based on all these factors, the amount of bonus paid to Grimes, Bardwell and Salisbury were 40.9%, 27.3% and 27.3% of their base salaries, respectively, as compared to the maximum possible award of 60%, 40%, and 40%, respectively.

         RRP and Stock Option Plan Awards. The RRP and Stock Option Plan (the "Plans") are designed to align a significant portion of the executive officer's compensation, and to a lesser degree other employees compensation, with stockholders' interests. The Plans, approved by stockholders in 1994, permit the granting of stock based awards. To date, two types of awards have been granted to executive officers and other key employees:

1. Stock Option -- a right to purchase shares of Common Stock over a ten-year period at the market price on the date of grant.

2. Restricted Stock -- shares of Common Stock the recipient cannot sell or otherwise dispose of until the applicable restriction period lapses and which are forfeited if the recipient terminates employment for any reason other than retirement, disability, or death prior to the lapsing of the restriction period (or applicable portion of such period).

         No Stock Options or Restricted Stock were granted during fiscal 1996 to Messrs. Grimes, Bardwell, Salisbury and other executive officers and employees. In making future grants, the Committee will consider, among other things, the individual's position and years of service, the value of the individual's service to Western Bank and the responsibilities of the individual as an executive officer of a public company as well as the practices of other financial institutions.

         In 1993, Section 162(m) was added to the Internal Revenue Code, the effect of which is to eliminate the deductibility of compensation over $1 million, with certain exclusions, paid to each of certain highly compensated executive officers of publicly held corporations, such as WesterFed Financial.
Section 162(m) applies to remuneration (both cash and non-cash) that would otherwise be deductible for tax years beginning on or after January 1, 1994, unless expressly excluded. Although the current compensation of each of WesterFed Financial's executive officers is below the $1 million threshold, WesterFed Financial intends to consider the new provision in establishing future compensation policies and has amended its Stock Option Plan to comply with the requirements of Section 162(m).

                     The Compensation and Benefits Committee

John E. Roemer (Chairman)      Marvin P. Reynolds       Otto G. Klein, Jr., M.D.

Stockholder Return Performance Presentation

         The graph below compares the cumulative total stockholder return on WesterFed Financial's Common Stock to the cumulative total return of the Nasdaq Market Index and the SIC Industry Group, an index of federally chartered savings institutions, for the period January 10, 1994, the date WesterFed Financial's Common Stock commenced trading on the Nasdaq National Market, through June 30, 1996. The graph assumes that $100 was invested on January 10, 1994 and that all dividends were reinvested.


                            CUMULATIVE TOTAL RETURN
                    WESTERFED FINANCIAL CORPORATION, NASDAQ
                     MARKET INDEX AND SIC INDUSTRY GROUP OF
                    FEDERALLY CHARTERED SAVINGS INSTITUTIONS

--------------------------------------------------------------------------------
                            1/10/94       6/30/94       6/30/95       6/30/96
                            -------       -------       -------       -------

NASDAQ ..................     100           101           119           149

Savings Index ...........     100           105           123           155

Westerfed ...............     100           109           119           119
--------------------------------------------------------------------------------

Certain Relationships and Related Transactions

         Western Bank has followed a policy of granting loans to eligible directors, officers, employees and members of their immediate families for the financing of their personal residences and for consumer purposes. All such loans, except as described below, to directors and the seven executive officers of Western Bank are required to be made in the ordinary course of business and on the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions and do not involve more than the normal risk of collectibility. Loans to full-time employees, with at least one year of service with Western Bank (other than executive officers) secured by a first mortgage on the employee's principal residence are made under a standard adjustable-rate mortgage program and modified to a reduced interest rate equal to two percent over Western Bank's cost of funds subject to their continued employment. Full-time employees (other than executive officers) with over one year of service with Western Bank also receive a preferential rate on consumer and home improvement loans obtained from Western Bank. The rate on these loans is modified by a margin (which varies depending on the type of loan) over Western Bank in-house consumer loan index. Loans on savings accounts are extended to employees at a rate of one percent above the savings account yield and all processing fees are waived.

         All loans by Western Bank to its executive officers and directors are subject to OTS regulations restricting loans and other transactions with affiliated persons of Western Bank. Federal law prohibits a savings association from making loans to its executive officers and directors at favorable rates or on terms not comparable to those prevailing to the general public.

         Set forth below is certain information as to loans made by Western Bank prior to changes in federal law to each of its directors and executive officers whose aggregate indebtedness exceeded $60,000 at any time since July 1, 1995, at a preferential interest rate pursuant to Western Bank's loan policy at the time such loans were made. Each of the loans was made in the ordinary course of business and did not involve more than the normal risk of collectibility. All loans designated as residential loans are first mortgage loans secured by the borrower's principal place of residence.


                                                               Largest
                        Date                                    Amount                     Market       Modified
                         of                       Original    Outstanding   Balance at     Rate at       Rate at
Name and Position       Loan    Type of Loan       Amount    Since 7/1/95     6/30/96    Origination   Origination
-----------------       ----    ------------       ------    ------------     -------    -----------   -----------
Lyle R. Grimes         02/88     Residential      $ 92,800     $ 74,055      $ 72,417        8.75%         7.46%
President and Chief
 Executive Officer

Otto G. Klein          05/87     Residential       125,000      110,611       108,035         8.75         7.44
 Director              07/88     Line of Credit        N/A        3,089         1,567        17.90        15.00

John E. Roemer         06/89     Residential        99,750       92,429        90,624         9.75         8.52
 Director              05/85     Line of Credit        N/A        1,104             6        17.90        15.00



         In addition to the loans listed in the tables above, Western Bank has in the ordinary course of business made loans to its directors, executive officers and members of their immediate families or affiliates thereof on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and did not involve more than the normal risk of collectibility or present other unfavorable features. All loans to such persons totalled approximately $255,047, or .32% of WesterFed Financial's stockholders' equity, at June 30, 1996.

                         BUSINESS OF WESTERFED FINANCIAL

         WesterFed Financial, a Delaware corporation, is a unitary savings and loan holding company which was organized in 1993 at the direction of Western Bank for the purpose of owning all of the outstanding stock of Western Bank to be issued in connection with Western Bank's conversion from mutual to stock form (the "Conversion"). The Conversion was completed on January 6, 1994 at which time WesterFed Financial issued a total of 4,436,657 shares of WesterFed Financial Common Stock. At June 30, 1996, WesterFed Financial had total assets of $563.9 million, deposits of $350.2 million and stockholders' equity of $78.6 million (13.9% of total assets).

         Western Bank, founded in 1911, is a federally chartered bank. Western Bank serves the financial needs of families and local businesses in its primary market areas through its main office located at 100 E. Broadway, Missoula, Montana, and 19 branch offices and one loan administration office located in the communities of Missoula, Billings, Helena, East Helena, Great Falls, Bozeman, Hamilton, Conrad, Lewistown, Miles City and Hardin, Montana. Its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC").

         As a community-oriented financial institution, Western Bank seeks to serve the financial needs of the communities throughout its market areas. Western Bank is principally engaged in the business of attracting deposits from the general public and using such deposits to originate residential loans in its primary market areas. Western Bank originates loans to enable borrowers to construct, purchase, refinance, or improve residential real estate and, to a lesser extent, other types of real estate. It also offers consumer loan programs and an in-house VISA credit card program to supplement its other financial services. In addition, Western Bank seeks to address its liquidity needs and to enhance investment yields by holding investment securities, mortgage-backed securities, certificates of deposit and other short-term liquid assets.

         WesterFed Financial's main office is located at 110 East Broadway, Missoula, Montana 59802-4511 and its telephone number at that address is (406) 721-5254.

Market Areas

         Western Bank conducts operations through its main office in Missoula, Montana and its 19 branch offices and one loan administration office in ten diverse counties located throughout the State.

         Missoula. In Missoula Western Bank operates four branch offices which accounted for a total of $129.7 million of Missoula County's June 30, 1995 deposits, or a 15.3% market share. Missoula County's non- farm basic industries are trade center activity, wood and paper products, motor carriers, Federal government, and the University of Montana. Major employers include Missoula Community Hospital, St. Patrick's Hospital, Stone Container (a paper mill), Louisiana Pacific (particle board), the University of Montana and the U.S. Forest Service.

         Billings. Western Bank operates two branches in the city of Billings, located in Yellowstone County. Total deposits held by those branches represented $56.3 million of the county's total June 30, 1995 deposits, or a 3.9% market share. Leading non-farm basic industries in Yellowstone County are trade center activity, transportation, oil and gas, and Federal government. In Billings, expansion of trade center activities continues and tends to counter balance declines in other basic industries.

         Helena. Four Western Bank offices are in Helena and East Helena, which is located in Lewis and Clark County. The four branches there have total deposits of $45.0 million, which accounts for 6.8% of the county's total June 30, 1995 deposits. Lewis and Clark County's basic leading non-farm industries are state government, Federal government, and trade center activity. Helena continues to be a regional health and financial services center. A new branch facility was completed in December 1995 to service the north side of Helena.

         Great Falls. Western Bank operates three branches in the city of Great Falls, located in Cascade County. These branches hold $39.1 million in deposits which is 4.8% of the county's total June 30, 1995 deposits. In Great

Falls, the leading non-farm basic industries are Malmstrom Air Force Base, and trade center activity. Agriculture has a major influence on the economy of Great Falls with the surrounding counties being the State's leading wheat producers.

         Bozeman. Western Bank has one office located in the city of Bozeman in Gallatin County. Deposits in the branch are $15.7 million for a 3.1% market share of the county's June 30, 1995 total deposits. Leading non- farm basic industries in Gallatin County are Montana State University, selected manufacturing, and non-resident travel.

         Hamilton. Western Bank has one branch office in Hamilton, located in Ravalli County, where it holds deposits of $16.6 million of the county's June 30, 1995 deposits for a 5.9% market share. Ravalli County has benefitted recently from an influx of retirees. A new branch facility was completed in May 1996 and replaced the existing Hamilton branch office.

         Conrad. One Bank office is located in the city of Conrad in Pondera County. This branch has $7.3 million in deposits and a 9.0% market share of the county's total June 30, 1995 deposits. The local economy is primarily agricultural in nature.

         Lewistown. Western Bank has one office in the city of Lewistown, located in Fergus County. The branch has $13.9 million in deposits for an 8.5% market share of the county's total June 30, 1995 deposits. The local economy is primarily agricultural in nature.

         Miles City. In Custer County, Western Bank has one branch located in Miles City, which has $13.6 million in deposits for a 6.9% market share of the county's June 30, 1995 total deposits. Ranching is an important segment of the local economy.

         Hardin. Western Bank has one branch located in the city of Hardin, in Big Horn County. The branch has $7.0 million in deposits for a 9.8% market share of the county's June 30, 1995 total deposits. The local economy is primarily agricultural in nature.

Lending Activities

         General. The principal lending activity of Western Bank is originating for its portfolio and for sale first mortgage loans, secured by owner occupied, one- to four-family residential properties located in its primary market areas. In addition, in order to increase the yield and interest rate sensitivity of its portfolio and in order to provide more comprehensive financial services to communities in Western Bank's market areas, Western Bank also originates commercial real estate, consumer, multi-family, and construction loans. Western Bank is also a major originator of Federal Housing Administration/Veterans Administration ("FHA/VA") loans, which are subsequently purchased by the Montana Board of Housing.

         When fixed-rate conventional mortgage loans with terms over 15 years are routinely sold into the secondary market, Western Bank generally retains the servicing rights on these loans, except for those loans sold pursuant to loan correspondent agreements. See "- Originations, Purchases and Sales of Loans and Mortgage-Backed Securities." At June 30, 1996, Western Bank serviced loans with principal balances of approximately $183.3 million for others. The loan servicing fees earned provided a supplement to Western Bank's earnings.

         Loan Portfolio Composition. The following table sets forth information regarding the composition of Western Bank's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.


                                                                         At June 30,
                                                                         -----------
                                      1996                1995                1994              1993                1992
                                      ----                ----                ----              ----                ----
                                Amount    Percent    Amount   Percent    Amount  Percent   Amount   Percent    Amount    Percent
                                ------    -------    ------   -------    ------  -------   ------   -------    ------    -------
                                                                    (Dollars in Thousands)
Real Estate Loans:
 One- to four-family(1)......  $ 280,853   74.69%  $ 247,331   76.94%  $ 230,700  81.85%  $192,950    79.75%  $ 194,311   79.79%
 Multi-family................     19,939    5.30      18,985    5.91      14,430   5.12     11,801     4.88      13,016    5.34
 Commercial..................     18,318    4.87      12,399    3.86      11,300   4.01     13,215     5.46      16,641    6.83
 Construction................     12,977    3.45      10,742    3.34       7,866   2.79      8,764     3.62       4,483    1.84
                               ---------   -----    --------   -----    --------  -----    -------    -----    --------   ------
  Total real estate loans....    332,087   88.31     289,457   90.05     264,296  93.77    226,730    93.71     228,451   93.80
                               ---------   -----    --------   -----    --------  -----    -------    -----    --------   ------

Consumer Loans:
 Deposit account ............     2,337     0.62       2,138    0.67       2,034   0.72      1,839     0.76       2,405    0.99
 Student ....................        --       --          --      --          --     --          4       --           9      --
 Automobile .................     7,236     1.92       3,224    1.00       1,339   0.48      1,272     0.53       1,360    0.56
 Home improvement ...........     9,917     2.64       7,504    2.33       2,100   0.75      1,939     0.80       1,662    0.68
 Other loans(2) .............    24,491     6.51      19,141    5.95      12,098   4.28     10,162     4.20       9,663    3.97
                               --------    -----     -------    ----     -------  -----    -------    -----    --------   -----
  Total consumer loans ......    43,981    11.69      32,007    9.95      17,571   6.23     15,216     6.29      15,099    6.20
                               --------    -----     -------    ----     -------  -----    -------    -----    --------   -----
   Total gross loans ........   376,068   100.00%    321,464  100.00%    281,867 100.00%   241,946   100.00%    243,550  100.00%
                                          ======              ======             ======              ======              ======
Less:
 Unearned fees and discounts.    (1,625)              (1,344)             (1,301)           (1,017)              (1,055)
 Undisbursed loan funds .....    (4,245)              (4,988)             (3,696)           (5,723)              (2,118)
 Allowance for losses .......    (2,005)              (2,011)             (2,030)           (2,058)              (2,096)
                               --------               ------             -------           --------            --------
 Total loans receivable and
  loans available for sale,
  net........................   368,193              313,121             274,840           233,148              238,281
                               ========              =======             =======           =======             ========

------------
(1) Includes $7.5 million, $7.1 million, $8.9 million, $12.5 million and $17.8 million of FHA and VA loans at June 30, 1996, 1995, 1994, 1993 and 1992, respectively.

(2)  Includes primarily home equity loans.

         The following table illustrates the interest rate maturities of Western Bank's loan portfolio at June 30, 1996. Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract matures. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.


                                                  Real Estate
                      -----------------------------------------------------------------
                        One- to
                      Four-Family        Multi-Family       Commercial     Construction       Consumer              Total
                      -----------        ------------       ----------     ------------       --------              -----

                              Weighted           Weighted      Weighted        Weighted            Weighted              Weighted
   Due During Years            Average           Average        Average         Average             Average               Average
    Ending June 30,   Amount    Rate    Amount    Rate   Amount  Rate    Amount   Rate      Amount    Rate     Amount       Rate
    ---------------   ------    ----    ------    ----   ------  ----    ------   ----      ------    ----     ------       ----
                                                                      (Dollars in Thousands)
1997(1) ..........   $    317   8.17%     $232    9.44%  $  321    9.88%  $12,265   8.87%    $5,145   8.54%   $18,280      8.76%
1998 .............        258   8.95        24    9.71      171    10.80      712   9.14      2,099   9.14      3,264      9.22
1999 .............        547   8.09       135    9.82    3,010    10.08      --      --      4,610   9.19      8,302      9.45
2000 and 2001 ....      2,378   8.75     1,281    8.93      129     9.60      --      --     12,277   9.06     16,065      9.01
2002 and 2006 ....     17,023   8.24     2,298    9.64    2,784     9.05      --      --     19,850   9.97     41,955      9.19
2007 and 2011 ....    138,019   7.43     8,313    9.32    8,210     8.96      --      --         --     --    154,542      7.61
2012 and following    122,311   7.81     7,656    8.99    3,693     9.21      --      --         --     --    133,660      7.92
                     --------   ----    ------    ----    -----    -----    ------   ----    -------   ----   -------      ----
     Total .......   $280,853   7.66%  $19,939    9.21%  $18,318    9.25%  $12,977   8.88%   $43,981  9.44%   $376,068     8.07%
                     ========   ====    ======    ====    ======   =====    ======   ====    =======  =====   ========     ====

-----------
(1)  Includes demand loans and loans having no stated maturity.


         The following table sets forth the dollar amount of all loans at June 30, 1996 that have fixed interest rates, those that are contractually due after June 30, 1997 and have floating or adjustable interest rates that change after June 30, 1997.


                                                  Floating or
                                                  Adjustable
                                    Fixed Rates     Rates     Total
                                    -----------     -----     -----
                                                (In Thousands)
Real Estate:
 One- to four-family................   $219,952   $  518     $220,470
 Multi-family ......................     15,543       --       15,543
 Commercial ........................     12,333       --       12,333
 Construction ......................        353       --          353
Consumer loans .....................     36,454       --       36,454
                                       --------   --------   --------
   Total ...........................   $284,635   $  518     $285,153
                                       ========   ========   ========

         Under federal law, the aggregate amount of loans that Western Bank is permitted to make to any one borrower is generally limited to 15% of unimpaired capital and surplus (25% if the security for such loan has a "readily ascertainable" value or 30% for certain residential development loans). At June 30, 1996, based on the above, Western Bank's regulatory loans-to-one-borrower limit was $9.6 million. On the same date, Western Bank's largest amount of loans to one borrower was $5.7 million.

         Residential real estate loans are originated by employees who are compensated on a salary basis. In the loan approval process, Western Bank assesses both the borrower's ability to repay the loan and the adequacy of the proposed security. Initially, Western Bank's loan underwriters analyze the loan application and the property involved. As part of the loan application process, qualified outside appraisers inspect and appraise the security property. All appraisals are subsequently reviewed by staff underwriters. Western Bank also obtains information concerning the income, financial condition, employment and credit history of the applicant. Western Bank's policy is to require title, fire and extended hazard coverage on its real estate loans.

         If the loan terms and borrower meet Western Bank's established underwriting criteria and the loan amount does not exceed $100,000, the loan may be approved by action of two members of the loan committee. Real estate loans that exceed $100,000 must be approved by three loan committee members, one of which must be a loan policy committee member or one of five selected senior loan committee members. All loans (other than conforming jumbo residential loans) in excess of $500,000 must be approved by the Board of Directors. The loan committee presently consists of certain branch managers, certain employee loan originators, and the members of the loan policy committee. The loan policy committee presently consists of four senior officers of Western Bank.

         All of Western Bank's lending is subject to its written underwriting standards and loan origination procedures. Decisions on loan applications are made on the basis of detailed applications and property valuations (consistent with Western Bank's written appraisal policy) by qualified appraisers. The loan applications are designed primarily to determine the borrower's ability to repay and the more significant items on the application are verified through use of credit reports, financial statements, tax returns and/or verifications of employment.

         Western Bank requires evidence of marketable title and lien position as well as appropriate title insurance (except on certain home equity loans) on all loans secured by real property and requires fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. Western Bank also requires flood insurance to protect the property securing its interest.

One- to Four-Family Residential Real Estate Lending

         The cornerstone of Western Bank's lending program has long been the origination of long-term permanent loans secured by mortgages on owner-occupied one- to four-family residences. At June 30, 1996, $280.9 million, or 74.7%, of Western Bank's loan portfolio consisted of permanent loans on one- to four-family residences. Substantially all of the residential loans originated by Western Bank are secured by properties located in Western Bank's primary market areas.

         Historically, Western Bank originated for retention in its own portfolio, 30-year fixed-rate loans secured by one- to-four family residential real estate. Beginning in 1980, in order to reduce its exposure to changes in interest rates, Western Bank began to emphasize the origination of ARMs, subject to market conditions and consumer preference. As a result of continued consumer demand, particularly during periods of relatively low interest rates, for long term fixed-rate loans, Western Bank has continued to originate loans for sale in the secondary market in amounts and at rates which are monitored for compliance with Western Bank's asset/liability management policy.

         Western Bank's loans are underwritten and documented to permit their sale, consistent with Western Bank's asset/liability management objectives. Since under Western Bank's current policy, it may sell or securitize all of the newly originated fixed-rate loans with terms of more than 15 years, Western
Bank's fixed-rate loans are originated with terms which conform to secondary market standards (i.e., FHLMC standards). Such loans may be held for sale until they are sold or securitized. Most of Western Bank's newly originated fixed-rate residential loans have contractual terms to maturity of 15 to 30 years. Western Bank's decision to hold or sell these loans is based on its asset/liability management policy and goals and the market conditions for mortgages at any period in time. Western Bank typically retains the servicing of the conventional loans it originates. During fiscal 1996, Western Bank sold $12.2 million of loans with servicing retained. See "- Originations, Purchases and Sales of Loans and Mortgage-Backed Securities" for information regarding fees received by Western Bank in connection with loans serviced for others. At June 30, 1996, Western Bank had $146.9 million of fixed-rate one- to four-family residential loans with remaining terms of 15 years or less and $73.0 million of fixed-rate loans with remaining terms greater than 15 years in its loan portfolio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Interest Rate Risk Management" in the Annual Report.

         Western Bank has offered ARM loans at rates, terms and points determined in accordance with market and competitive factors. The programs currently offered generally meet the standards and requirements of the secondary market for residential loans. Western Bank's current one- to four-family residential ARMs are fully amortizing loans with contractual maturities of up to 30 years. The interest rates on the ARMs originated by Western Bank are subject to adjustment at stated intervals based on a margin over a specified index and are subject to lifetime adjustment limits.

         Western Bank presently offers one primary ARM product. It utilizes the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year plus a margin depending on property type. Most of these loans adjust annually subject to a limitation on the annual increase to 2% and overall life of loan limitation of 6%. Western Bank also offers various other ARM products on a correspondent basis which are originated for immediate sale into the secondary market. ARM products held in portfolio do not permit negative amortization of principal and carry no prepayment restrictions. At June 30, 1996, Western Bank had $60.2 million of one-to four-family ARM loans.

         It is Western Bank's present policy generally not to lend more than 97% of the appraised value in the case of first mortgage loans secured by real property. Western Bank presently requires private mortgage insurance in specified amounts on all conventional residential loans with loan-to-value ratios at origination exceeding 80%. The terms of the private mortgage insurance have generally provided that Western Bank would receive a payment equal to 12% to 30%, depending on the initial loan-to-value ratio, of the outstanding principal amount of the loan if there has been a default, plus costs of foreclosure.

         Substantially all of Western Bank's present real estate loans (excluding mortgage-backed securities) are secured by properties located in Montana. In view of the prevailing level of real estate values in Western Bank's market areas, Western Bank rarely originates loans in excess of $207,000 (the Federal Home Loan Mortgage Corporation ("FHLMC") one-family maximum).

         Western Bank's residential mortgage loans customarily include due-on-sale clauses giving Western Bank the right to declare the loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the property subject to the mortgage and the loan is not repaid. Western Bank has enforced due-on-sale clauses in its mortgage contracts for the purpose of increasing its loan portfolio yield. ARM loans may be assumed provided home buyers meet Western Bank's underwriting standards and the applicable fees are paid.

Multi-Family and Commercial Real Estate Lending

         Western Bank also makes real estate loans secured by multi-family and non-residential properties. Western Bank's multi-family residential loans are primarily secured by apartment buildings located within Western Bank's market area.

         Western Bank's current lending guidelines generally require, in the case of loans secured by multi-family or commercial income-producing property, that the property securing such loans generate net cash flow, after deducting all operating expenses except depreciation, of 120% of the required annual debt service and have a loan-to-value ratio of no more than 75%.

         The commercial real estate loans originated by Western Bank are primarily secured by office buildings, small shopping centers, motels, warehouses, and other income-producing properties. Commercial real estate lending entails significant additional risks as compared with residential property lending. Commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience on such loans is typically dependent on the successful operation of the real estate project and as such may be subject to a greater extent than residential loans to adverse conditions in the economy generally. In dealing with these risk factors, Western Bank generally limits itself to a real estate market and/or borrowers with which it has knowledge and experience. At June 30, 1996, $19.9 million, or 5.3% of Western Bank's loan portfolio, consisted of multi-family loans and $18.3 million, or 4.9% of Western Bank's loan portfolio, consisted of commercial real estate loans.

         Western Bank is permitted to make secured and unsecured loans for commercial, corporate, business and agricultural purposes, including issuing letters of credit and engaging in inventory financing and commercial leasing activities. Except for loans secured by commercial real estate, Western Bank does not offer other secured or unsecured commercial loans. In addition, at June 30, 1996, Western Bank had no outstanding letters of credit.

Consumer Lending

         Management believes that offering consumer loan products helps expand Western Bank's customer base and creates stronger ties to its existing customer base. In addition, because consumer loans generally have shorter terms to maturity and/or adjustable rates and carry higher rates of interest than do residential mortgage loans, they can be valuable asset/liability management tools. See "WesterFed Financial - Management's Discussion and Analysis of Financial Condition - Interest Rate Risk Management."

         Western Bank currently originates substantially all of its consumer loans in its market areas. At June 30, 1996, Western Bank's consumer loans totaled $44.0 million, or 11.7%, of Western Bank's loan portfolio.

         Western Bank offers a variety of consumer loans for various purposes with terms up to fifteen years on real estate secured. The majority of lending is for home improvement, personal vehicles, equity loans and other personal purposes.

         In addition, Western Bank offers an in-house VISA credit card program with the credit card receivables owned by Western Bank. The VISA credit card is provided as an additional service to Western Bank customers. At June 30, 1996, Western Bank had $992,000 of credit card receivables outstanding. In addition, on such date, Western Bank had $2.5 million in unused lines of credit available to cardholders under this program.

         During fiscal 1995, Western Bank began offering an open-end equity line of credit secured by real estate with an interest rate indexed to the prime rate of interest. At June 30, 1996 Western Bank had $2.1 million outstanding under this program with an additional $980,000 in unused lines of credit available to borrowers under this program.

         Early in fiscal 1996, Western Bank engaged the services of a manager/consultant to initiate a Dealer Finance Program to conduct indirect lending activities for automobiles, trucks, and recreational vehicles and boats. The manager/consultant hired and trained personnel in order to start operations by May 1, 1996. As of June 30, 1996, receivables for Dealer Finance totaled $2.8 million. Western Bank, consistent with its consumer loan policies, considers Dealer Finance an additional opportunity to expand the installment portfolio offering better yields. New accounts are cross-sold to extend relationships and expand customer base.

         Consumer loan terms vary according to the type of collateral, term of the loan, and credit-worthiness of the borrower. Unsecured loans are offered to borrowers for a variety of purposes and personal needs. These are generally fully amortizing with loan terms of 48 months or less. Unsecured lines of credit offered through Western Bank's Visa credit card program are generally limited to $10,000 maximum. Underwriting for all unsecured lending is substantially the same.

         Western Bank's secured lending for vehicles, household goods, mobile homes, and real estate secured utilizes established loan-to-value ratios and restricted terms to match the age and condition of the security. The underwriting standards employed by Western Bank for consumer loans include a determination of the applicant's payment history on other debts and an assessment of the borrower's ability to meet payments on the proposed loan along with his existing obligations. In addition to the credit-worthiness of the applicant, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

         Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for defaulted consumer loans may not provide adequate sources of repayment for the outstanding loan balances as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various Federal and state laws, including Federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Although the level of delinquencies in Western Bank's consumer loan portfolio has generally been low (at June 30, 1996, $406,000, or approximately 0.92% of the consumer loan portfolio was 90 days or more delinquent), there can be no assurance that delinquencies will not increase in the future.

Construction Lending

         Historically, construction lending for one- to four-family residences has always been an important part of Western Bank's commitment to the communities it serves. Loans to individuals are either 12-month fixed-rate loans or long-term variable rate construction/permanent loans which provide for a six-month construction period before converting to a fully amortizing 29 1/2-year or less adjustable-rate loan. Occasionally, Western Bank originates construction loans to builders for the speculative construction of one- to four-family homes. Such loans are generally 12-month, fixed-rate loans and are generally limited to one to five properties per builder. Western Bank occasionally makes acquisition and development loans to credit worthy borrowers for residential projects within Western Bank's market area. At June 30, 1996, approximately $13.0 million, or 3.5% of Western Bank's loan portfolio, consisted of construction loans.

         Most of Western Bank's construction loans have been originated with fixed-rates of interest. Construction loans are generally made in amounts of up to a maximum loan-to-value ratio of 90%. Prior to making a commitment to fund a construction loan, Western Bank requires an appraisal of the property. Western Bank obtains personal guarantees for substantially all of its construction loans. Western Bank generally requires that both borrowers and guarantors provide personal financial statements. Virtually all of Western Bank's construction loans have been located in its primary market areas.

         Western Bank's construction loan agreements generally provide that loan proceeds are disbursed in increments as construction progresses. Western Bank periodically reviews the progress of the underlying construction project.

         Construction lending generally affords Western Bank an opportunity to receive interest at rates higher than those obtainable from residential lending and to receive origination and other loan fees. In addition, such loans are generally made for relatively short terms. Nevertheless, construction lending to persons other than owner occupants is generally considered to involve a higher level of credit risk than one- to four-family residential lending due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on construction projects, real estate developers and managers. In addition, the nature of these loans is such that they are more difficult to evaluate and monitor. Western Bank's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value upon completion of the project and the estimated cost (including interest) of the project. If the estimate of value proves to be inaccurate, Western Bank may be confronted, at or prior to the maturity of the loan, with a project with a value which is insufficient to assure full repayment. Because defaults in repayment may not occur during the construction period it may be difficult to identify problem loans at an early stage.

Originations, Purchases and Sales of Loans and Mortgage-Backed Securities

         In addition to originating and purchasing loans for its own loan portfolio, Western Bank from time to time participates in secondary mortgage market activities by selling whole loans and participations in loans to FHLMC and various institutional purchasers. Western Bank generally receives in return FHLMC participation certificates or cash for non-recourse sales to the FHLMC. During fiscal 1996, Western Bank sold or securitized $12.2 million of loans, with servicing retained, to the FHLMC and other institutional investors (exclusive of sales pursuant to loan correspondent agreements discussed below).

         Western Bank currently has loan correspondent agreements with mortgage banking firms under which Western Bank agrees to originate and sell primarily conventional, FHA and VA loans to such firms. Under these programs, Western Bank processes loan applications and originates loans in accordance with the buyers' underwriting policies. The loans, together with all servicing rights, are then sold to such firms and Western Bank retains any loan origination fees and negotiates the retention of discount points. Under these programs, the borrower locks in an interest rate, and Western Bank concurrently obtains a purchase commitment from the correspondent that does not require delivery unless the loan is closed. Western Bank's risk is generally limited to its failure to comply with the agreement with the correspondent institution or loan underwriting and documentation requirements of such institution, which could result in rejection of the loan by the purchaser after closing. However, under some of the correspondent agreements, Western Bank can be required to repurchase any loan which becomes 60 days or more delinquent within four months of the sale. During fiscal 1996, Western Bank sold $24.6 million of loans pursuant to correspondent agreements. While no prediction can be made as to loan repurchases which may be required pursuant to correspondent agreements in the future, as of June 30, 1996, Western Bank had never had to repurchase a delinquent loan from a loan correspondent.

         Western Bank also participates in loan programs financed by the Montana Board of Housing ("MBOH"). Under these programs, Western Bank originates loans according to standards, underwriting, and qualifications prescribed by the MBOH which are then purchased by the MBOH with funds generated by tax-exempt revenue bonds. Loans are generally priced at a discount to market interest rates for the benefit of low- to moderate-income borrowers. Western Bank retains servicing rights on all loans sold to the MBOH.

         Typically, when loans or participations are sold (other than in respect of the agreements with correspondent institutions described above), Western Bank retains responsibility for collecting and remitting loan payments, inspecting the properties, making certain insurance and tax payments on behalf of borrowers and otherwise servicing the loans, and receives a fee for performing this service. Sales of whole loans, participation interests and mortgage-backed securities generate income (or loss) at the time of sale, produce future servicing income and provide funds for additional lending and other purposes. Western Bank was servicing mortgage loans for others in the amount of $183.3 million at June 30, 1996.

         The contractual right to service mortgage loans that have been originated and sold has an economic value that is not recognized in Western Bank's financial statements. The value results from the future income stream of the servicing fees, the availability of the cash balances associated with escrow funds collected monthly for real estate taxes and insurance, the availability of the cash from monthly principal and interest payments from the collection date to the remittance date, and the ability of Western Bank to cross-sell other products and services. The actual value of a servicing portfolio is dependent upon such factors as the age, maturity, and prepayment rate of the loans in the portfolio, the average dollar balance of the loans, the location of the collateral property, the average amount of escrow funds held, the interest rates and delinquency experience on the loans, the types of loans and other factors.

         The marketability of loans, loan participations and mortgage-backed securities depends on the purchasers' investment limitations, general market and competitive conditions, mortgage loan demand, and other factors. Western Bank's sales of loans or participation are generally "without recourse" (i.e., without remedy against the seller by the purchaser if the borrower defaulted on payment under the loan) against Western Bank in the event of default, except in the case of the loan agreements with correspondence institutions discussed above. Western Bank does have contingent liability on sold loans under warranty of conforming origination to FHLMC.

         Gains or losses on the sale of mortgage loans and loan participations are recognized and a premium or discount is recorded at the time of sale in an amount reflecting the difference between the contractual interest rate of the loans sold and the current market rate of interest. Any deferred premium or discount is amortized using an interest method.

         The following table sets forth the loan origination and mortgage-backed security origination, purchase, and sale activity for the periods indicated.


                                                                                        Year Ended June 30,
                                                                                  -----------------------------
                                                                                  1996        1995         1994
                                                                                  ----        ----         ----
                                                                                          (In Thousands)
Beginning of Period:
--------------------
  Loans receivable and loans available for sale, net .......................   $ 313,121    $ 274,840    $ 233,148
  Mortgage-backed securities, net ..........................................     143,825      145,025       87,534
                                                                               ---------    ---------    ---------
    Total loans and mortgage-backed securities receivable, net, at beginning
    of period ..............................................................   $ 456,946    $ 419,865    $ 320,682
                                                                               ---------    ---------    ---------
Originations:
-------------
 Real Estate:
  One- to four-family ......................................................   $ 111,355    $  93,604    $ 190,258
  Multi-family .............................................................       1,215         --           --
  Commercial ...............................................................       3,318         --           --
  Construction .............................................................      17,775        7,973       10,375
                                                                               ---------    ---------    ---------
   Total real estate loan originations .....................................     133,663      101,577      200,633
 Consumer loans ............................................................      31,884       28,178       13,785
                                                                               ---------    ---------    ---------
   Total loan originations .................................................     165,547      129,755      214,418
                                                                               ---------    ---------    ---------
Purchases and Conversions:
--------------------------
 Real estate loans .........................................................       7,022        2,127           77
 Mortgage-backed securities ................................................      21,881       21,705       92,966
 Mortgage loans converted to mortgage-backed securities ....................        --          3,885       58,023
                                                                               ---------    ---------    ---------
   Total real estate loans and mortgage-backed securities purchased
   and converted ...........................................................      28,903       27,717      151,066
                                                                               ---------    ---------    ---------
   Total real estate loans and mortgage-backed securities originated,
   purchased and converted .................................................     194,450      157,472      365,484
                                                                               ---------    ---------    ---------
Principal Repayments and Sales:
-------------------------------
Principal Repayments:
  Loans ....................................................................      87,041       54,862       72,938
  Mortgage-backed securities ...............................................      29,631       17,257       30,925
Sales:
  Real estate loans ........................................................      31,186       33,463       43,721
  Mortgage-backed securities ...............................................      30,723       10,031       63,057
Real estate loans converted to mortgage-backed securities ..................        --          3,885       58,023
                                                                               ---------    ---------    ---------
     Total principal repayments, sales and conversions .....................     178,581      119,498      268,664
                                                                               ---------    ---------    ---------
Net loan and mortgage-backed securities activity ...........................      15,869       37,974       96,820
                                                                               ---------    ---------    ---------
Changes in allowance for losses, undisbursed loan funds, and unearned fees and discounts:
  Real estate loans ........................................................         730       (1,391)       1,879
  Mortgage-backed securities ...............................................         498         (279)         484
Change in unrealized loss on securities available for sale .................        (903)         777         --
                                                                               ---------    ---------    ---------
End of Period:
-------------
  Loans receivable and loans available for sale, net .......................     368,193      313,121      274,840
  Mortgage-backed securities ...............................................     104,947      143,825      145,025
                                                                               ---------    ---------    ---------
     Total loans and mortgage-backed securities receivable, net,
      at end of period .....................................................   $ 473,140    $ 456,946    $ 419,865
                                                                               =========    =========    =========

Non-Accruing Loans and Delinquencies

         Delinquency Procedures. When a borrower fails to make a required payment on a loan, Western Bank attempts to cause the delinquency to be cured by contacting the borrower. In the case of real estate loans, a late notice is sent 15 days after the due date. If the delinquency is not cured by the thirtieth day, a second notice is mailed and, if appropriate, the borrower is contacted by telephone. Additional written and verbal contacts are made with the borrower between 60 and 90 days after the due date.

         In the event a real estate loan payment is past due for 90 days or more, Western Bank performs an in-depth review of the loan's status, the condition of the property and circumstances of the borrower. Based upon the results of the review, Western Bank may negotiate and accept a repayment program with the Borrower, accept a voluntary deed in lieu of foreclosure or, when deemed necessary, initiate foreclosure proceedings. If foreclosed on, real property is sold at a public sale and Western Bank may bid on the property to protect its interest. A decision as to whether and when to initiate foreclosure proceedings is made by the Credit Supervisor with the consent of the Loan Servicing Manager and at least one Loan Policy Committee member and is based on such factors as the amount of the outstanding loan in relation to the original indebtedness, the extent of delinquency and the borrower's ability and willingness to cooperate in curing the delinquencies.

         Consumer loans are charged off if they remain delinquent for 120 days. Western Bank's procedures for repossession and sale of consumer collateral are subject to various requirements under Montana consumer protection laws.

         Delinquencies on commercial properties are vigorously pursued at the 30-day stage and a forbearance agreement or resolution must be negotiated to prevent further legal action.

         The following table sets forth Western Bank's loan delinquencies by type, by amount and by percentage of type at June 30, 1996.


                                                             Loans Delinquent For:
                                                             ---------------------
                         30-59 Days                60-89 Days           90 Days and Over       Total Delinquent Loans
                  -----------------------  ------------------------ ------------------------  ------------------------
                                  Percent                   Percent                  Percent                   Percent
                                  of Loan                   of Loan                  of Loan                   of Loan
                  Number  Amount Category  Number  Amount  Category Number  Amount  Category  Number  Amount  Category
                  ------  ---------------  ------  ------  ---------------  ------  --------  ------  ------  --------
                                                         (Dollars in Thousands)
Real Estate:
 One- to four-
   family........  26    $  866   0.31%      7      $414     0.15%     11    $309    0.11%      44    $1,589    0.57%
 Multi-family....   1       238   1.19      --        --       --      --      --      --        1       238    1.19
 Commercial......  --        --     --      --        --       --      --      --      --       --        --      --
 Construction....   2       240   1.85      --        --       --      --      --      --        2       240    1.85
Consumer.........  48       571   1.30      52       358     0.82      47     406    0.92      147     1,335    3.04
                   --    ------             --       ---               --     ---              ---    ------
    Total........  77    $1,915             59      $772               58    $715              194    $3,402
                   ==    ======             ==      ====               ==    ====              ===    ======

         The following table sets forth Western Bank's loan delinquencies by type, by amount and by percentage of type at June 30, 1995.

                                                            Loans Delinquent For:
                                                            ---------------------
                       30-59 Days                 60-89 Days            90 Days and Over          Total Delinquent Loans
               -------------------------  ------------------------- -------------------------   --------------------------
                                 Percent                   Percent                   Percent                      Percent
                                 of Loan                   of Loan                   of Loan                      of Loan
                Number  Amount  Category  Number  Amount  Category  Number  Amount   Category   Number   Amount   Category
                ------  ------  --------  ------  ------  --------  ------  ------   --------   ------   ------   --------
                                                          (Dollars in Thousands)
Real Estate:
 One- to four-
   family ....    14    $290     0.12%      6      $289     0.12%      10    $254      0.10%      30       $833     0.34%
 Multi-family     --      --       --      --        --        --      --      --        --       --         --       --
 Commercial ..    --      --       --      --        --        --       1     166      1.34        1        166     1.32
 Construction     --      --       --      --        --        --      --      --        --       --         --       --
Consumer .....    13      89     0.28      17        50     0.16        9     153      0.48       39        292     0.92
                  --      --               --        --                --     ---                 --     ------
   Total .....    27    $379               23      $339                20    $573                 70     $1,291
                  ==    ====               ==      ====                ==    ====                 ==     ======

         Classification of Assets. Federal regulations require that each savings institution classify its own assets on a regular basis. In addition, in connection with examinations of savings institutions, OTS and FDIC examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: Substandard, Doubtful and Loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the savings association will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of Substandard assets, with the additional characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified Loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Assets classified as Substandard or Doubtful require the institution to establish prudent general allowances for loan losses. If an asset or portion thereof is classified as Loss, the institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified Loss, or charge off such amount. Western Bank internally classifies its assets on a regular basis. On the basis of management's review of its assets, at June 30, 1996, on a net basis, Western Bank had classified $548,000 as Substandard, zero as Doubtful and $58,000 as Loss.

         The following table sets forth as of June 30, 1996 Western Bank's classified assets by type. No multi-family real estate loans or construction loans were classified at June 30, 1996.

                                    One- to
                                  Four-Family    Commercial
                                  Real Estate    Real Estate    Consumer       Total
                                  -----------    -----------    --------       -----
                                                      (In Thousands)

Substandard ................         $272           $149           $127         $548
Doubtful ...................           --             --             --           --
Loss .......................           --             50              8           58
                                     ----           ----           ----         ----
     Total .................         $272           $199           $135         $606
                                     ====           ====           ====         ====

         Non-Performing Assets. Loans are reviewed periodically and any loan whose collectibility is doubtful is placed on non-accrual status. Real estate loans are placed on non-accrual status when either principal or interest is 90 days or more past due, unless, in the judgment of management, collectibility is considered highly probable and collection efforts are in progress, in which case interest would continue to accrue.

         An allowance is established for uncollectible interest on loans that are contractually 90 days or more past due. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until the loans are brought less than 90 days past due with respect to both principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

         Real estate acquired by Western Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value at the date of foreclosure. Any write-down resulting therefrom is charged to the allowance for loan losses. Upon disposition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of net realizable value.

         On July 1, 1995, the Bank adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," (collectively, the Statements). The Statements provide guidance for establishing a reserve for losses on specific loans which are deemed to be impaired and apply only to specific impaired loans. Groups of small balance homogeneous basis loans (generally the Bank's consumer loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Bank will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the reserve for possible loan losses is increased through a charge to expense for the amount of the impairment. For all non- consumer loans, impairment is measured based on value of the underlying collateral. The value of the underlying collateral is determined by reducing the collateral's current value by anticipated selling costs. The Bank's impaired loans are those non-consumer loans currently reported as non-accrual. The Bank recognizes interest income on impaired loans only to the extent that cash payments are received.

         The following table sets forth the amounts and categories of non-performing assets in Western Bank's loan portfolio. For all periods presented, Western Bank did not have any troubled debt restructurings (which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than market rates). Foreclosed assets include assets acquired in settlement of loans, and are recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value at the date of foreclosure.


                                                                                 At June 30,
                                                       -------------------------------------------------------
                                                       1996        1995         1994         1993         1992
                                                       ----        ----         ----         ----         ----
                                                                              (Dollars in Thousands)
Non-accruing loans:
 Real Estate:
   One- to four-family ..........................   $   21      $   --       $  119       $  253       $  170
   Multi-family .................................       --          --           --           --           --
   Commercial ...................................       --         166          207           43           66
   Construction .................................       --          --           --           --           --
 Consumer .......................................      383         153            9          109           --
                                                    ------      ------       ------       ------       ------
  Total .........................................      404         319          335          405          236
                                                    ------      ------       ------       ------       ------

Accruing loans delinquent 90 days or more:
 Real Estate
   One- to four-family ..........................      288         253          425         367           701
Commercial ......................................       --          --           --          --            --
   Construction .................................       --          --           --          --            --
 Consumer .......................................       23           1            5          11            56
                                                    ------      ------       ------      ------        ------
     Total ......................................      311         254          430         378           757
                                                    ------      ------       ------      ------        ------

Foreclosed assets:
 Real Estate:
   One- to four-family ..........................       --          --           85          64         1,243
Multi-family ....................................       --          --           --          --            56
   Commercial ...................................       --          --           --          --         1,973
   Construction .................................       --          --           --          --            --
                                                    ------      ------       ------      ------        ------
     Total ......................................       --          --           85          64         3,272
                                                    ------      ------       ------      ------        ------

Total non-performing assets .....................   $  715      $  573       $  850      $  847        $4,265
                                                    ======      ======       ======      ======        ======
Total as a percentage of total assets ...........     0.13%       0.10%        0.16%       0.21%         1.10%
                                                    ======      ======       ======      ======        ======
Total allowance for loan losses to non-performing
  loans (exclusive of foreclosed) ...............   280.42%     350.35%      265.36%     262.84%       211.08%
                                                    ======      ======       ======      ======        ======
Total allowance for loan losses to total
non-performing assets ...........................   280.42%     350.35%      238.82%     242.98%        49.14%
                                                    ======      ======       ======      ======        ======


         For the year ended June 30, 1996, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $22,000.

         At June 30, 1996, Western Bank's non-accruing loans were comprised of two one- to four-family loans totalling $21,000 and thirty-seven consumer loans totaling $383,000. The $383,000 of non-accruing consumer loans includes $270,000 of loans 100% secured by savings accounts. Accruing loans delinquent 90 days or more at June 30, 1996, included ten loans totalling $288,000 secured by one- to four-family real estate and eight consumer loans totalling $23,000. These loans continue to accrue interest due to management's belief that the borrowers will repay these loans.

         There were no foreclosed assets at June 30, 1996.

         Other Loans of Concern. In addition to the classified assets and non-performing loans and foreclosed assets set forth in the preceding tables, as of June 30, 1996, there was also an aggregate of $358,000 in net book value of loans identified by Western Bank with respect to the majority of which known information about the possible credit problems of the borrowers or the cash flows of the security properties have caused management to have some doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. The principal component of other loans of concern is one multi-family FDIC participation loan.

         Management has considered Western Bank's non-performing assets and other loans "of concern" assets in establishing its allowance for loan losses.

         As of June 30, 1996, there were no other loans not included in the table or discussed above where known information about the possible credit problems of borrowers caused management to have doubts as to the ability of the borrower to comply with present loan repayment terms and which may result in disclosure of such loans in the future.

         Loan Loss Reserve Analysis. The allowance for estimated loan losses is established through a provision for losses on loans based on management's evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of all loans of which full collectibility may not be reasonably assured, considers the estimated net realizable value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate allowance for loan losses. In determining the general reserves under these policies historical charge-offs and recoveries, changes in the mix and levels of the various types of loans, net realizable values, the current loan portfolio and current economic conditions are considered. Western Bank also requires additional reserves for all delinquent loans and other loans of concern.

         While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net earnings could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination.

         The following table sets forth an analysis of Western Bank's allowance for loan losses.


                                                                                  Year Ended June 30,
                                                                 ---------------------------------------------------
                                                                 1996        1995        1994        1993       1992
                                                                 ----        ----        ----        ----       ----
                                                                                (Dollars in Thousands)

Balance at beginning of period............................     $2,011      $2,030      $2,058      $2,096     $2,172

Charge-Offs:
  Real Estate:
    One- to four-family...................................        ---         (2)        (15)         (6)       (14)
    Multi-family..........................................        ---         ---         ---         ---        ---
    Non-residential.......................................        ---         ---         ---         ---       (40)
  Consumer................................................       (11)        (26)        (22)        (48)       (90)
                                                               -----      ------      ------      ------    -------
          Total charge-offs...............................       (11)        (28)        (37)        (54)      (144)
                                                               -----      ------      ------      ------     ------
Recoveries:
  Real Estate:
    One- to four-family...................................        ---         ---         ---         ---        ---
  Consumer................................................          5           9           9          16         15
                                                               ------      ------      ------      ------     ------
          Total recoveries................................          5           9           9          16         15
                                                               ------      ------      ------      ------     ------
Net charge-offs...........................................        (6)        (19)        (28)        (38)      (129)
Additions charged to operations...........................        ---         ---         ---         ---         53
                                                               ------      ------      ------      ------     ------
Balance at end of period..................................     $2,005      $2,011      $2,030      $2,058     $2,096
                                                               ======      ======      ======      ======     ======

Ratio of net charge-offs during the period to average loans
outstanding during the period.............................      ----%       0.01%       0.01%       0.02%      0.05%
                                                                ====        ====        ====        ====       ====

Ratio of net charge-offs during the period to average non-
performing assets during the period ......................      1.39%       2.91%       3.27%       4.73%      3.02%
                                                                ====        ====        ====        ====       ====


         The following table sets forth the distribution of Western Bank's allowance for loan losses at the dates indicated is summarized as follows:


                                                                        At June 30,
                                  ---------------------------------------------------------------------------------------------
                                  1996                1995                 1994                 1993                 1992
                                  ---------------------------------------------------------------------------------------------
                                     Percent             Percent              Percent              Percent              Percent
                                    of Loans            of Loans             of Loans             of Loans             of Loans
                                     in Each             in Each              in Each              in Each              in Each
                                    Category            Category             Category             Category             Category
                                    to Total            to Total             to Total             to Total             to Total
                           Amount     Loans     Amount    Loans     Amount     Loans     Amount     Loans     Amount     Loans
                           ------     -----     ------    -----     ------     -----     ------     -----     ------     -----
                                                                (Dollars in Thousands)
Real Estate:
 One- to four- family...   $  539     74.69%    $  175    76.94%    $  175     81.85%    $  175     79.75%    $  177     79.79%
 Multi-family...........      136      5.30         12     5.91         10      5.12         10      4.88         14      5.34
 Commercial.............      152      4.87         75     3.86         65      4.01         75      5.46         85      6.83
 Construction...........      164      3.45          5     3.34        ---      2.79        ---      3.62        ---      1.84
Consumer................      126     11.69        132     9.95        150      6.23        163      6.29        195      6.20
Unallocated.............      888       ---      1,612      ---      1,630       ---      1,635       ---      1,625       ---
                           ------    ------     ------   ------     ------    ------     ------    ------     ------    ------
      Total.............   $2,005    100.00%    $2,011   100.00%    $2,030    100.00%    $2,058    100.00%    $2,096    100.00%
                           ======    ======     ======   ======     ======    ======     ======    ======     ======    ======




                                       77

Investment Activities

         Securities.  As  part  of  its  asset/liability   management  strategy,
WesterFed Financial and Western Bank invest in U.S. government and agency securities, high quality short- and medium-term securities, primarily investment grade corporate obligations and mutual funds and interest-bearing deposits. Neither WesterFed Financial nor Western Bank has made any investments in municipal securities although it is authorized by its general investment policy to purchase investment grade municipal securities and, depending on market conditions, may purchase such securities in the future. At June 30, 1996, WesterFed Financial and Western Bank did not own any securities of a single issuer which exceeded 10% of WesterFed Financial's stockholders' equity, other than U.S. government or federal agency obligations.

         Western Bank is required by federal regulations to maintain a minimum amount of liquid assets that may be invested in specified securities and is also permitted to make certain other securities investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -Liquidity and Capital Resources" in the Annual Report. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. As of June 30, 1996, Western Bank's liquidity ratio (liquid assets as a percentage of net withdrawable savings and current borrowings) was 9.3% as compared to the OTS requirement of 5%.

         Western Bank will, in order to reduce interest rate risk, purchase financial instruments that lock in a spread between interest-earning assets and interest-bearing liabilities. While these types of financial instruments limit risk, they also reduce Western Bank's ability to maximize profits during periods of favorable interest trends. See Note 14 of the WesterFed Financial Notes to Consolidated Financial Statements. At June 30, 1996 Western Bank had three structured notes totalling $4.7 million wherein their interest rate is based upon a fraction of the increase or decrease in a specified index. These securities have variable interest rates and were purchased to enable Western Bank to increase its interest income when interest rates increase. The market value of these securities at June 30, 1996 was $4.6 million and they mature in 1998.

         On July 1, 1995, WesterFed Financial and Western Bank adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, investment securities not categorized as either held-to- maturity or trading account securities are classified as securities available-for-sale. See Note 1 of the Notes to WesterFed Financial Consolidated Financial Statements.

         The following tables set forth the composition of the securities portfolio at the dates indicated.

                                                                                     At June 30,
                                                                  1996                   1995                   1994
                                                         -----------------------------------------------------------------
                                                            Book        % of       Book        % of       Book        % of
                                                           Value       Total      Value       Total      Value       Total
                                                           -----       -----      -----       -----      -----       -----
                                                                               (Dollars in Thousands)
Investments held-to-maturity:
 Federal agency obligations..........................    $ 4,010        8.91%   $ 6,518       10.45%   $ 3,076        5.85%
 Corporate obligations...............................      5,333       11.86      6,272       10.06     43,675       83.08
 Other investments...................................          4        0.01          4        0.01          4        0.01
                                                         -------      ------    -------      ------     ------      ------
  Total investment securities held-to-maturity ......      9,347       20.78     12,794       20.52     46,755       88.94
                                                          ------      ------    -------      ------     ------      ------
Investments available-for-sale:
Federal agency obligations...........................     32,630       72.54     47,557       76.25      5,814       11.06%
Corporate obligations................................      2,980        6.62      2,020        3.23        ---         ---
 Other...............................................         27        0.06        ---         ---        ---         ---
                                                        --------      ------    -------      ------     ------       -----
  Total investments available for sale...............     35,637       79.22     49,577       79.48      5,814       11.06
                                                         -------       -----    -------      ------     ------      ------
Total investment securities..........................    $44,984      100.00%   $62,371      100.00%   $52,569      100.00%
                                                         =======      ======    =======      ======    =======      ======

Average remaining life or term to repricing
 of securities.......................................     27 mos.                42 mos.                39 mos.


         For information regarding the estimated market value of the securities at June 30, 1996, see Note 4 of the Notes to WesterFed Financial Consolidated Financial Statements.

         The following table sets forth the composition and maturities of the securities portfolio as of June 30, 1996.


                                                                                    At June 30, 1996
                                                      ---------------------------------------------------------------------------
                                                       Less Than      1 to 5      5 to 10     Over 10
                                                        1 Year        Years        Years       Years        Total Securities
                                                        ------        -----        -----       -----        ----------------
                                                      Book Value    Book Value   Book Value  Book Value  Book Value  Market Value
                                                      ----------    ----------   ----------  ----------  ----------  ------------
                                                                                (Dollars in Thousands)

Investments held-to-maturity:
 U.S. government securities.......................... $   ---       $   ---      $   ---     $   ---     $   ---      $   ---
 Federal agency obligations..........................   2,011         1,999          ---         ---       4,010        4,005
 Corporate obligations...............................   5,333           ---          ---         ---       5,333        5,355
 Other investments...................................       4           ---          ---         ---           4           39
                                                       ------        ------      -------      ------      ------       ------
  Total investment securities held-to-maturity.......   7,348         1,999          ---         ---       9,347        9,399
                                                       ------        ------      -------      ------      ------       ------

Investments available-for-sale:
 U.S. Government securities..........................     ---           ---          ---         ---         ---          ---
 Federal agency obligations..........................  16,333        11,625          ---       4,672      32,630       32,630
 Corporate obligations...............................   1,003         1,977          ---         ---       2,980        2,980
 Other investments...................................      27           ---          ---         ---          27           27
                                                       ------        ------      -------      ------      ------       ------
  Total investments available for sale...............  17,363        13,602          ---       4,672      35,637       35,637
                                                       ------        ------      -------      ------      ------       ------

Total securities.....................................  24,711        15,601          ---       4,672      44,984       45,036
                                                      =======       =======      =======      ======      ======      =======

Average weighted yield...............................    6.05%         5.91%         ---%       8.73%       6.25%
                                                         ====          ====          ===        ====        ====


         Mortgage-Backed  Securities.  Western  Bank  purchases  mortgage-backed securities to supplement residential loan production. The type of securities purchased is based upon Western Bank's asset/liability management strategy and balance sheet objectives. For instance, most of the mortgage-backed investments purchased by Western Bank over the last several years have had adjustable interest rates or short or intermediate effective terms to maturity. In addition, Western Bank has purchased investment grade, fixed-rate and variable-rate Collateralized Mortgage Obligations ("CMOs") having estimated average lives from one to twenty years. CMOs are securities derived by reallocating cash flows from mortgage-backed securities or from pools of mortgage loans held by a trust. The CMOs acquired by Western Bank are not interest-only or principal-only or residual interests except for one interest-only CMO totalling $42,000 acquired in connection with Western Bank's merger with First Federal Savings and Loan Association of Billings. At June 30, 1996, the book value of the CMOs was $9.1 million. The book value of all Western Bank's mortgage-backed securities at June 30, 1996 was $104.9 million. See "WesterFed Financial Management's Discussion and Analysis of Financial Condition and Results of Operations - Interest Rate Risk Management." At June 30, 1996, Western Bank did not own mortgage-backed securities of a single issuer which exceeded 10% of WesterFed Financial's stockholders' equity, other than U.S. government agency obligations.

         Western Bank's mortgage-backed securities are classified as either held-to-maturity or available-for-sale. Those mortgage-backed securities classified as held-to-maturity are carried at amortized cost in Western Bank's financial statements. While those mortgage-backed securities classified as available-for-sale are carried at fair value.

         All of Western Bank's mortgage-backed securities are backed by federal agencies or have received the highest rating by a nationally recognized rating agency as of June 30, 1996.

         On July 1, 1995, WesterFed Financial and Western Bank adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, mortgage-backed securities not categorized as either held to maturity or trading account securities are classified as securities available for sale. See Note 1 of the Notes to Consolidated Financial Statements.

         The following table sets forth the book value of the mortgage-backed securities portfolio, net, in dollar amounts as of the dates indicated.


                                                                                            At June 30,
                                                                               -------------------------------------
                                                                                 1996           1995           1994
                                                                               -------        -------        -------
                                                                                          (In Thousands)
Issuers:
 Federal Home Loan Mortgage Corporation................................       $ 77,105       $106,747       $123,553
 Federal National Mortgage Association.................................         16,674         17,880         14,186
 Government National Mortgage Association..............................          2,067          2,873          7,134
 Collateralized Mortgage Obligations - federal agency..................          9,101         16,217            ---
 Collateralized Mortgage Obligations - private issuer..................            ---            108            152
                                                                              --------       --------       --------

     Total.............................................................       $104,947       $143,825       $145,025
                                                                              ========       ========       ========


         The following table sets forth the contractual maturities, without giving effect to repricing, of the mortgage-backed securities portfolio, net, at June 30, 1996.


                                                                                                 Market      June 30,
                                                1 - 3     3 - 5   5 - 10    10 - 15  Over 15      Value        1996
                                                Years     Years    Years     Years    Years    Adjustment     Total
                                                -----     -----    -----     -----    -----    ----------     -----
                                                                         (In Thousands)
Held-to-Maturity:
 Federal Home Loan Mortgage Corporation.....  $   ---   $   ---    $ 672   $48,853  $   ---     $    ---   $ 49,525
 Federal National Mortgage Corporation......      ---       ---      ---       ---      ---          ---        ---
 Government National Mortgage Association...      ---       ---      ---       ---    1,412          ---      1,412
                                               ------    ------   ------   -------   ------       ------     ------
 Collateralized Mortgage Obligations -
 Federal Agency.............................      ---       ---      ---     5,923    3,178          ---      9,101
                                               ------    ------   ------   -------   ------       ------     ------
                                                  ---       ---      672    54,776    4,590          ---     60,038
                                               ------    ------     ----    ------   ------       ------     ------

Available-for-sale:
 Federal Home Loan Mortgage Corporation.....      ---       ---      ---       ---   27,693        (113)     27,580
 Federal National Mortgage Corporation......      ---       ---      ---       ---   16,683          (9)     16,674
 Government National Mortgage Association...      ---       ---      ---       ---      659          (4)        655
                                               ------    ------   ------   -------   ------       ------    -------
                                                  ---       ---      ---       ---   45,035        (126)     44,909
                                               ------    ------   ------   -------   ------       ------    -------
          Total.............................   $  ---    $  ---    $ 672   $54,776  $49,625      $ (126)   $104,947
                                               ======    ======    =====   =======   ======      =======    =======



         The following schedule sets forth the contractual repricing of Western Bank's mortgage-backed securities portfolio, net, at June 30, 1996. Those loans which have fixed interest rates are shown as repricing in the period during which the contract matures.


                                                   After 1    After 2    After 3    After 5  After 10               Market
                                         1 Year    Through    Through    Through    Through   Through    Over 15     Value
                                        or Less    2 Years    3 Years    5 Years   10 Years  15 Years     Years   Adjustment  Total
                                        -------    -------    -------    -------    -------   -------   -------    -------   -------
                                                                                (In Thousands)

Mortgage-Backed Securities
Held-to-Maturity......................  $   ---    $  ---     $   ---    $   ---    $   672   $48,853   $ 1,412    $  ---   $ 50,937

Mortgage-Backed Securities
Available-for-Sale....................   45,035       ---         ---        ---        ---       ---       ---     (126)     44,909

Collateralized Mortgage Obligations...    9,101       ---         ---        ---        ---       ---       ---       ---      9,101
                                        -------    -------    -------    -------    -------   -------   -------   -------    -------

     Total............................  $54,136    $  ---     $   ---    $   ---    $   672   $48,853   $ 1,412   $ (126)   $104,947
                                        =======    =======    =======    =======    =======   =======   =======   =======    =======


         Cash Surrender Value of Life Insurance Policies. Western Bank currently maintains Key Person Insurance coverage on certain of its executive officers. The purpose of this insurance purchase was twofold: (1) Key Person Insurance coverage for Western Bank on those job positions and (2) funding of death and salary continuation plan benefits for those employees. Allocating funds to prepay premiums was considered appropriate since the interest income was tax-exempt and indexed to the higher of the 13-week Treasury Bill or 20-year Treasury Bond rates. Such policies were originally purchased in 1986, at which time, coverage under such policies included 22 persons.

         During 1992, due to changes in the tax laws, Western Bank reviewed its Key Person Insurance Coverage and determined that all but five positions should be eliminated from the Key Person Coverage. The amount of prepaid insurance premiums and accumulated interest has diminished as a result of those changes since reaching its peak of $5.2 million on February 29, 1992, to $3.2 million on June 30, 1996.

Sources of Funds

         General. Deposit accounts have traditionally been the principal source of Western Bank's funds for use in lending and for other general business purposes. In addition to deposits, Western Bank derives funds from loan repayments and cash flows generated from operations. Scheduled loan payments are a relatively stable source of funds, while deposit inflows and outflows and the related cost of such funds have varied. Other potential sources of funds available to Western Bank include borrowings from the Federal Home Loan Bank ("FHLB") of Seattle and other borrowings.

         Deposits. Western Bank attracts both short-term and long-term deposits by offering a wide assortment of accounts and rates. Western Bank offers regular passbook accounts, NOW accounts, money market accounts and fixed interest rate certificates of deposits with varying maturities and individual retirement accounts. In late fiscal 1995, Western Bank introduced four new NOW account products which contributed to the growth in NOW accounts in fiscal 1996. Deposit account terms vary, according to the minimum balance required, the time period the funds must remain on deposit and the interest rate, among other factors. Western Bank has not actively sought deposits outside of its primary market area. Western Bank does not have any brokered deposits at this time but may consider the use of such funds in the future to fund loan growth. Western Bank also accepts deposits of $100,000 or more from municipalities within its market area.

         The flow of deposits is influenced by general economic conditions, changes in money market and prevailing interest rates and competition. The variety of accounts offered by Western Bank has allowed it to be competitive in obtaining funds and to respond to changes in consumer demand. However, Western Bank has become more susceptible to short term fluctuations in deposit flows, as customers have become more interest rate conscious. In setting rates, Western Bank regularly evaluates (i) its internal cost of funds, (ii) the rates offered by competing institutions, (iii) its investment and lending opportunities, (iv) its liquidity position and (v) its asset/liability position. In order to decrease the volatility of its deposits, Western Bank imposes penalties on early withdrawal on its certificates of deposit.

         Based on its experience, Western Bank believes that the majority of its passbook, NOW and money market accounts are relatively stable sources of deposits. Western Bank believes that a portion of passbook and money market accounts represent certain depositors' preference for short-term investments in declining interest rate environment while certificates of deposit are preferred by those depositors in a rising interest rate environment. During a general decline in interest rates in fiscal 1994, passbook and money market accounts increased $6.1 million to $108.6 million at June 30, 1994, while certificates of deposit declined $11.9 million to $193.8 million at June 30, 1994. During a general increase in interest rates after fiscal 1994, passbook and money market accounts declined $19.7 million to $88.9 million at June 30, 1996 while certificates of deposit increased $17.7 million to $211.5 million at June 30, 1996. Western Bank's ability to attract and maintain certificates of deposit, and the rates paid thereon, has been and will continue to be significantly affected by market rates.

         The following table sets forth the savings flows at Western Bank during the periods indicated.


                                                                                     Year Ended June 30,
                                                                        --------------------------------------------
                                                                          1996              1995              1994
                                                                          ----              ----              ----
                                                                                       (In Thousands)

Opening balance...............................................          $344,155          $349,121          $351,447
Deposits......................................................           805,427           788,328           813,802
Withdrawals...................................................          (815,161)         (807,009)         (829,790)
                                                                        --------          --------          --------
Balance before interest credited..............................           334,421           330,440           335,459
Interest credited.............................................            15,791            13,715            13,662
                                                                        --------          --------          --------
Ending balance................................................          $350,212          $344,155          $349,121
                                                                        ========          ========          ========

Net increase (decrease).......................................          $  6,057          $ (4,966)         $ (2,326)
                                                                        ========          ========          ========

Percent increase (decrease)...................................              1.76%           (1.42)%           (0.66)%
                                                                        ========          ========          ========


         The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by Western Bank for the periods indicated.


                                                                             Year Ended June 30,
                                                   -------------------------------------------------------------------------
                                                            1996                    1995                      1994
                                                   -------------------------------------------------------------------------
                                                                  Percent                 Percent                    Percent
                                                    Amount       of Total     Amount     of Total      Amount       of Total
                                                    ------       --------     ------     --------      ------       --------
                                                                             (Dollars in Thousands)
Transactions and Savings Deposits:
---------------------------------
Passbook accounts (2.75 - 3.00%)..............    $ 64,889         18.53%   $ 65,607       19.04%    $ 77,509         22.20%
NOW accounts (1.70 - 2.25%)...................      49,848         14.23      45,926       13.45       46,746         13.40
Money market accounts (2.96 - 4.17%)..........      24,018          6.86      25,923        7.52       31,067          8.90
                                                  --------         -----     -------      ------      -------        ------
Total non-certificates........................     138,755         39.62     137,456       40.01      155,322         44.50
                                                  --------        ------     -------      ------      -------        ------

Certificates:

 0.00 -  3.99%................................    $  1,731          0.49%   $  7,043        2.04%    $ 95,142         27.25%
 4.00 -  5.99%................................     159,275         45.48     131,238       38.09       82,832         23.73
 6.00 -  7.99%................................      50,447         14.41      68,381       19.85       14,843          4.25
 8.00 -  9.99%................................           4          -.--          15         ---          955          0.26
10.00% - 11.99%...............................         ---          -.--          22        0.01           27          0.01
12.00% and over...............................         ---          -.--         ---         ---          ---           ---
                                                  --------        ------     -------      ------      -------        ------
Total certificates............................     211,457         60.38     206,699       59.99      193,799         55.50
                                                  --------        ------     -------      ------      -------        ------
Total deposits................................    $350,212        100.00%   $344,155      100.00%    $349,121        100.00%
                                                  ========        ======    ========      ======     ========        ======


         The following table sets forth the rate and maturity information for Western Bank's certificates of deposit as of June 30, 1996.


                                     0.00-       4.00-       6.00-        8.00% or                    Percent
                                     3.99%       5.99%       7.99%         Greater        Total       of Total
                                     -----       -----       -----         -------        -----       --------
                                                              (Dollars in Thousands)
Certificate accounts maturing
in quarter ending:
September 30, 1996............     $   519    $ 48,190    $  9,666            $  3    $  58,378          27.62%
December 31, 1996.............       1,212      31,052       4,078             ---       36,342          17.19
March 31, 1997................         ---      18,350       1,798               1       20,149           9.53
June 30, 1997.................         ---      16,802       3,158             ---       19,960           9.44
September 30, 1997............         ---      15,647       9,797             ---       25,444          12.03
December 31, 1997.............         ---       4,856       3,451             ---        8,307           3.93
March 31, 1998................         ---       4,766       1,186             ---        5,952           2.81
June 30, 1998.................         ---       5,537       2,970             ---        8,507           4.02
September 30, 1998............         ---       1,924       2,497             ---        4,421           2.09
December 31, 1998.............         ---       3,567         390             ---        3,957           1.87
March 31, 1999................         ---       3,055       3,764             ---        6,819           3.22
June 30, 1999.................         ---       2,668       2,459             ---        5,127           2.42
Thereafter....................         ---       2,861       5,233             ---        8,094           3.83
                                   -------    --------     -------            ----     --------        -------
   Total......................      $1,731    $159,275     $50,447            $  4     $211,457         100.00%
                                    ======    ========     =======            ====     ========         ======

   Percent of total...........       0.82%      75.32%      23.86%             ---%      100.00%
                                     ====       =====       =====             ====       ======

         The   following   table  sets  forth  the  amount  of  Western   Bank's
certificates of deposit and other deposits by time remaining until maturity as of June 30, 1996.

                                                                                Maturity
                                                    ---------------------------------------------------------------
                                                                     Over        Over
                                                    3 Months        3 to 6      6 to 12       Over 12
                                                     or Less        Months       Months        Months        Total
                                                     -------        ------       ------        ------        -----
                                                                         (In Thousands)
Certificates of deposit less than $100,000....       $52,586       $34,577      $38,074       $73,348      $198,585
Certificates of deposit of $100,000 or more...         4,386         1,512        2,010         3,140        11,048
Public funds(1)...............................         1,406           253           25           140         1,824
                                                     -------       -------      -------       -------      --------
Total certificates of deposit.................       $58,378       $36,342      $40,109       $76,628      $211,457
                                                     =======       =======      =======       =======      ========
-----------------------

(1) Deposits from governmental and other public entities.

         For additional information regarding the composition of Western Bank's deposits, see Note 9 of the Notes to the WesterFed Financial Consolidated Financial Statements.

         Borrowings. Western Bank's other available sources of funds include advances from the FHLB of Seattle and other borrowings. As a member of the FHLB of Seattle, Western Bank is required to own capital stock in the FHLB of Seattle and is authorized to apply for advances from the FHLB of Seattle. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB of Seattle may prescribe the acceptable uses for these advances, as well as limitations on the size of the advances and repayment provisions.

         Western Bank borrows funds from the FHLB of Seattle under its various fixed rate, variable rate, and amortizing advance lending programs, with terms requiring monthly interest payments. Principal payments are due monthly under the amortizing advance program and upon maturity for all other advance programs. Western Bank is generally required to pay a commitment fee upon application and is normally subject to a prepayment fee if the advance is prepaid by Western Bank. See Note 10 of the Notes to the WesterFed Financial Consolidated Financial Statements.

         The following table sets forth the maximum month-end balance and average balance of FHLB advances and CMO's for the periods indicated.


                                                                                       Year Ended June 30,
                                                                            ---------------------------------------
                                                                             1996             1995            1994
                                                                            ------           ------          ------
                                                                                        (In Thousands)
Maximum Balance:
---------------
  FHLB Advances...................................................        $145,388         $133,119        $ 82,777
  Collateralized Mortgage Obligations.............................           1,584            2,244           3,463

Average Balance:
---------------
  FHLB Advances...................................................         134,211          112,343          38,469
  Collateralized Mortgage Obligations.............................           1,380            1,877           2,911


         The following table sets forth certain information as to Western Bank's FHLB advances and CMO's at the dates indicated.

                                                                                           At June 30,
                                                                             -------------------------------------
                                                                               1996           1995          1994
                                                                             --------       --------      --------
                                                                                     (Dollars in Thousands)
FHLB Advances..........................................................      $124,663       $133,119      $ 82,777
Collateralized Mortgage Obligations....................................         1,175          1,585         2,310
                                                                             --------       --------      --------
  Total Borrowings.....................................................      $125,838       $134,704      $ 85,087
                                                                             ========       ========      ========
Weighted Average Interest Rate of FHLB Advances........................          6.26%          6.28%         5.39%
                                                                                =====          =====         =====
Weighted Average Interest Rate of Collateralized Mortgage Obligations..         11.27%         11.22%        11.11%
                                                                                =====          =====         =====


Subsidiary Activities

         General. WesterFed Financial has no direct subsidiaries other than Western Bank. Western Bank has three wholly owned service corporation subsidiaries: WesterFed Insurance Services, Inc. ("WesterFed Insurance"), WesterFed Service Corporation ("WesterFed Service"), Service Corp. of Montana, Inc. ("Service Corp."), and one special-purpose finance subsidiary, Monte Mac I, Inc. ("Monte Mac"). At June 30, 1996, Western Bank's investment in the three wholly owned service corporations totaled $2.5 million, or approximately 0.45% of unconsolidated assets, at such date.

         Federal associations generally may invest up to 2% of their assets in service corporations, plus an additional 1% of assets for community purposes. In addition, federal associations may invest up to 50% of their total capital in conforming loans to their service corporations in which they own more than 10% of the capital stock. Federal associations are also permitted to invest an unlimited amount in operating subsidiaries engaged solely in activities which a federal association may engage in directly.

         The following is a description of Western Bank's service corporations.

         WesterFed Insurance Services, Inc. WesterFed Insurance, which was incorporated in 1981, is an insurance agency currently engaged in the sale of tax deferred annuities and depositor group health insurance programs, although it may offer a wider range of insurance services in the future. This subsidiary was acquired by Western Bank in connection with its acquisition of Home Federal in 1983. Western Bank's investment in WesterFed Insurance was $159,000 at June 30, 1996. This subsidiary had an after-tax profit of $5,000 for the fiscal year ended June 30, 1996.

         WesterFed Service Corporation. WesterFed Service was formed in 1978 to engage in a leasing business under which Western Bank could utilize various investment tax credits then allowed for federal tax purposes. As a result of changes in federal tax law, however, such investment tax credits have been eliminated and WesterFed Service is in the process of consolidating its leasing operations with Western Bank. Western Bank's investment in WesterFed Service totaled $224,000 at June 30, 1996.

         Service Corp. of Montana, Inc. Service Corp. was acquired December 1988, in connection with the acquisition of Great Falls Federal. This service corporation owns and operates a 30-unit apartment complex in Lewistown, Montana and a single family residence in Hamilton, Montana. Western Bank's investment in Service Corp. totaled $538,000 at June 30, 1996.

         Monte Mac I, Inc. Monte Mac was formed in 1985 for the purpose of participating in a collateralized mortgage obligation conduit program. Monte Mac had participated in three series of CMO issuances. The CMOs are collateralized by FHLMC participation certificates transferred by Western Bank to Monte Mac. The transferred FHLMC certificates had a book value of $2.3 million at June 30, 1996. Western Bank's investment in Monte Mac as of June 30, 1996, included approximately $1.1 million in FHLMC certificates in excess of collateralized mortgage obligations. The payments received on the FHLMC certificates are used to pay down the CMOs. If the CMOs are paid as originally projected, the remaining investment in Monte Mac is expected to be minimal.

Regulation

         General. Western Bank is a federally chartered Bank, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, Western Bank is subject to broad federal regulation and oversight extending to all of its operations. Western Bank is a member of the FHLB of Seattle and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). As the savings and loan holding company of Western Bank, WesterFed Financial is subject to federal regulation and oversight. The purpose of the regulation of WesterFed Financial and other holding companies is to protect subsidiary savings associations. Western Bank is a member of the Savings Association Insurance Fund ("SAIF") and the deposits of Western Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC"). As a result, the FDIC has certain regulatory and examination authority over Western Bank.

         Federal Regulation of Savings Associations. The OTS has extensive authority over the operations of savings associations. As part of this authority, Western Bank is required to file periodic reports with the OTS and is subject to periodic examinations by the OTS and the FDIC. The last regular OTS and FDIC examinations of Western Bank were September 1995 and March 1990, respectively.

         All savings associations are subject to a semi-annual assessment, based upon the savings association's total assets, to fund the operations of the OTS. Western Bank's OTS assessment for the fiscal year ended June 30, 1996, was approximately $122,000. Savings associations (unlike Western Bank) that are classified as "troubled" (i.e., having a supervisory rating of "4" or "5" or subject to a conservatorship) are required to pay higher premiums.

         The OTS also has extensive enforcement authority over all savings institutions and their holding companies, including Western Bank and WesterFed Financial. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

         In addition, the investment, lending and branching authority of Western Bank is prescribed by federal laws, and it is prohibited from engaging in any activities not permitted by such laws. For instance, no savings association may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal associations in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the OTS. Federal savings associations are also generally authorized to branch nationwide. Western Bank is in compliance with the noted restrictions.

         Western Bank's permissible lending limit for loans to one borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At June 30, 1996, Western Bank's lending limit under this restriction was $9.6 million. Western Bank is in compliance with the loans-to-one-borrower limitation.

         The OTS, as well as other federal banking agencies, adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, internal controls and audit systems, asset quality, earnings standards, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an approved plan will subject the institution to further enforcement action.

         Insurance of Accounts and Regulation by the FDIC. The deposits of Western Bank are presently insured by the SAIF, which together with the Bank Insurance Fund (the "BIF") are the two insurance funds administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices, or is in an unsafe or unsound condition.

         The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period. For the first six months of 1996, the assessment schedule of BIF members and SAIF members ranged from .23% to .31% of deposits.

         The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

         The deposits of savings associations, such as Western Bank, are presently insured by the SAIF, which together with the BIF, are the two insurance funds administered by the FDIC. Financial institutions which are members of the BIF are experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required reserves. In order to help eliminate this disparity and any competitive disadvantage due to disparate deposit insurance premium schedules, legislation to recapitalize the SAIF was enacted in September 1996.

         The legislation requires a special one-time assessment of approximately
65.7 cents per $100 of SAIF insured deposits held by the Bank at March 31, 1995. Management currently anticipates that the one-time special assessment will result in a tax affected charge to earnings of approximately $1.4 million during the quarter ended September 30, 1996. The legislation is intended to fully recapitalize the SAIF fund so that commercial bank and thrift deposits will be charged the same FDIC premiums beginning January 1, 1997. As of such date deposit insurance premiums for highly rated institutions, such as the Bank, have been eliminated.



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         The Bank, however, will continue to be subject to an assessment to fund repayment of the FICO obligations. It is anticipated that the FICO assessment for SAIF insured institutions will be 6.5 cents per $100 of deposits while BIF insured institutions will pay 1.3 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC insured institutions. Accordingly, as a result of the reduction of the SAIF assessment and the resulting FICO assessment, the annual after tax decrease in assessment costs is expected to be approximately $365,000 based upon a June 30, 1996 assessment base.

         Regulatory Capital Requirements. Federally insured savings associations, such as Western Bank, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

         The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital for calculating compliance with the requirement. At June 30, 1996, Western Bank had no intangible assets other than $132,000 of unamortized purchased mortgage servicing rights, $13,000 of which was required to be deducted from tangible capital.

         The OTS regulations establish special capitalization requirements for savings associations that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to Western Bank's level of ownership, including the assets of includable subsidiaries in which the association has a minority interest that is not consolidated for purposes of generally accepted accounting principles ("GAAP"). For excludable subsidiaries the debt and equity investments in such subsidiaries are deducted from assets and capital. At June 30, 1996, Western Bank was required to deduct $538,000 of its investment in Service Corp. of Montana, Inc. under these rules.

         At June 30, 1996, Western Bank had tangible capital of $62.0 million, or 11.3% of adjusted total assets, which is approximately $53.7 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

         The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a savings association must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio. At June 30, 1996, Western Bank had no intangibles which were subject to these tests.

         At June 30, 1996, Western Bank had core capital equal to $62.0 million, or 11.3% of adjusted total assets, which is $45.5 million above the minimum leverage ratio requirement of 3% as in effect on that date.

          The OTS risk-based requirement requires savings associations to have total capital of at least 8% of risk- weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a savings association to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At June 30, 1996, Western Bank had no capital instruments that qualify as supplementary capital and $1.9 million of general loss reserves, which was less than 1.25% of risk- weighted assets.



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         Certain  exclusions from capital and assets are required to be made for the purpose of calculating total capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and nonresidential construction loans in excess of an 80% loan-to-value ratio and reciprocal holdings of qualifying capital instruments. Western Bank had $1,000 of such exclusions from capital and assets at June 30, 1996.

         In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight ranging from 0% to 100% based on the risk inherent in this type of asset. For example, the OTS has assigned risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by FNMA or FHLMC.

         The OTS has adopted a final rule that requires every savings association with more than normal interest rate risk exposure to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule provides for a two quarter lag between calculating interest rate risk and recognizing any deduction from capital. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Any savings association with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise. Based on June 30, 1996 OTS interest rate risk information, Western Bank would be required to make a deduction from total capital in the amount of $2.3 million in calculating its risk-based capital requirement had such rule been in effect on June 30, 1996. Based on Western Bank's excess risk-based capital of $39.9 million at June 30, 1996, notwithstanding this $2.3 million deduction from capital, Western Bank would continue to exceed it's risk-based capital requirement.

         On June 30, 1996, Western Bank had total risk-based capital of $63.9 million (including $62.0 million in core capital and $1.9 million in qualifying supplementary capital) and risk-weighted assets of $300.7 million (including $23,000 in converted off-balance sheet assets); or total risk-based capital of 21.2% of risk-weighted assets. This amount was $39.9 million above the current 8% requirement in effect on that date.

         The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against associations that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

          As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

         Any savings association that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OTS must appoint a receiver (or conservator with the concurrence of the FDIC) for a savings association, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized association is also


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



subject to other possible enforcement actions by the OTS or the FDIC including the appointment of a receiver or conservator.

         The OTS is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

         The imposition by the OTS or the FDIC of any of these measures on Western Bank may have a substantial adverse effect on Western Bank's operations and profitability. If the OTS or the FDIC require an association such as Western Bank, to raise additional capital through the issuance of common stock or other capital instruments by WesterFed Financial such issuance may result in the dilution in the percentage of ownership of existing Company stockholders since WesterFed Financial's stockholders do not have preemptive rights.

         Limitations on Dividends and Other Capital Distributions. OTS regulations impose various restrictions on savings associations with respect to their ability to make distributions of capital which include dividends, stock redemptions or repurchases, cash-out merger and other transactions charged to the capital account. OTS regulations also prohibit a savings association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the association would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion.

         Generally, savings associations, such as Western Bank, that before and after the proposed distribution meet their capital requirements, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its capital requirement for such capital component, as measured at the beginning of the calendar year, or 75% of its net income for the most recent four quarter period. However, an association deemed to be in need of more than normal supervision by the OTS may have its dividend authority restricted by the OTS. Western Bank may pay dividends in accordance with this general authority.

         Savings associations proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. Savings associations that do not, or would not meet their current minimum capital requirements following a proposed capital distribution, however, must obtain OTS approval prior to making such distribution. The OTS may object to the distribution during that 30-day period notice based on safety and soundness concerns.

         The OTS has proposed regulations that would revise the current capital distribution restrictions. Under the proposal, a savings association that is a subsidiary of a holding company may make a capital distribution with notice to the OTS provided that it has a CAMEL 1 or 2 rating, is not of supervisory concern and would remain adequately capitalized (as defined in the OTS prompt corrective action regulations) following the proposed distribution. Savings associations that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. A savings association may not make a capital distribution without prior approval of the OTS and the FDIC if it is undercapitalized before, or as a result of, such a distribution. As under the current rule, the OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. No assurance may be given as to whether or in what form the regulations may be adopted.

         Liquidity. All savings associations, including Western Bank, are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. For a discussion of what Western Bank includes in liquid assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources." This liquid asset ratio requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the minimum liquid asset ratio is 5%.


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         In  addition,  short-term  liquid  assets  (e.g.,  cash,  certain  time deposits, certain bankers acceptances and short-term United States Treasury obligations) currently must constitute at least 1% of the association's average daily balance of net withdrawable deposit accounts and current borrowings. Penalties may be imposed upon associations for violations of either liquid asset ratio requirement. At June 30, 1996, Western Bank was in compliance with both requirements, with an overall liquid asset ratio of 9.3% and a short-term liquid assets ratio of 5.9%.

         Accounting. An OTS policy statement applicable to all savings associations clarifies and re-emphasizes that the investment activities of a savings association must be in compliance with approved and documented investment policies and strategies, and must be accounted for in accordance with GAAP. Under the policy statement, management must support its classification of and accounting for loans and securities (i.e., whether held for investment, sale or trading) with appropriate documentation. Western Bank is in compliance with these amended rules. OTS accounting regulations, which may be made more stringent than GAAP by the OTS, require that transactions be reported in a manner that best reflects their underlying economic substance and inherent risk and that financial reports must incorporate any other accounting regulations or orders prescribed by the OTS.

         Qualified Thrift Lender Test. All savings associations, including Western Bank, are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. Such assets primarily consist of residential housing related loans and investments. At June 30, 1996, Western Bank met the test and has always met the test since its effectiveness.

         Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the BIF. If an association has not yet requalified and or converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all the restrictions on bank holding companies.

         Community Reinvestment Act. Under the Community Reinvestment Act ("CRA"), every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with the examination of Western Bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Western Bank. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS.

         The federal banking agencies, including the OTS, have recently revised the CRA regulations and the methodology for determining an institution's compliance with the CRA. Due to the heightened attention being given to the CRA in the past few years, Western Bank may be required to devote additional funds for investment and lending in its local community. Western Bank was examined for CRA compliance in October 1995 and received a rating of outstanding.

         Transactions with Affiliates. Generally, transactions between a savings association or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the association's


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capital.  Affiliates of Western Bank include WesterFed Financial and any company which is under common control with WesterFed Financial. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. Western Bank's subsidiaries are not deemed affiliates; however, the OTS has the discretion to treat subsidiaries of savings associations as affiliates on a case-by-case basis.

         Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated individuals.

         Holding Company Regulation. WesterFed Financial is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, WesterFed Financial is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over WesterFed Financial and its non-savings association subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

         As a unitary  savings and loan  holding  company,  WesterFed  Financial generally is not subject to activity restrictions. If WesterFed Financial acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of WesterFed Financial and any of its subsidiaries (other than Western Bank or any other SAIF-insured savings association) would become subject to such restrictions unless such other associations each qualify as a QTL and were acquired in a supervisory acquisition. If Western Bank fails the QTL test, WesterFed Financial must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure WesterFed Financial must register as, and will become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple savings and loan holding company.

         WesterFed Financial must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

         Federal Securities Law. WesterFed Financial is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). WesterFed Financial is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

         Company stock held by persons who are affiliates (generally officers, directors and principal stockholders) of WesterFed Financial may not be resold without registration or unless sold in accordance with certain resale restrictions. If WesterFed Financial meets specified current public information requirements, each affiliate of WesterFed Financial is able to sell in the public market, without registration, a limited number of shares in any three-month period.

         Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain non-interest-bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts). At June 30, 1996, Western Bank was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS.

         Savings associations are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.


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



         Federal Home Loan Bank System. Western Bank is a member of the FHLB of Seattle, which is one of 12 regional FHLBs, that administers the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

         As a member, Western Bank is required to purchase and maintain stock in the FHLB of Seattle. At June 30, 1996, Western Bank had $7.5 million in FHLB stock, which was in compliance with this requirement. In past years, Western Bank has received substantial dividends on its FHLB stock. Over the past five calendar years such dividends have averaged 9.93% and were 6.59% for calendar year 1995.

         Under federal law the FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of Western Bank's FHLB stock may result in a corresponding reduction in Western Bank's capital.

         For the fiscal year ended June 30, 1996, dividends paid by the FHLB of Seattle to Western Bank totaled $521,000, which constitutes a $158,000 increase over the amount of dividends received in fiscal year 1995. There can be no assurance that such special dividends will continue in the future.

         Change in Control Regulations. Federal law provides that no company "directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions," may acquire "control" of a savings association at any time without the prior approval of the OTS. In addition, federal regulations require that, prior to obtaining control of a savings association, a person, other than a company, must give 60 days' prior notice to the OTS and have received no OTS objection to such acquisition of control. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. Under federal law (as well as the regulations referred to below) the term "savings association" includes state and federally chartered SAIF-insured institutions and federally chartered Banks whose accounts are insured by the FDIC's BIF and holding companies thereof.

         Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the savings association's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings association's voting stock, if the acquiror also is subject to any one of eight "control factors," constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings association's stock must file with the OTS a certification that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable.

         Federal Taxation. For taxable years beginning prior to January 1, 1996, savings institutions such as Western Bank which met certain definitional tests primarily relating to their assets and the nature of their business ("qualifying thrifts") were permitted to establish a reserve for bad debts and to make annual additions thereto, which additions may, within specified formula limits, have been deducted in arriving at their taxable income. Western

Bank's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, may have been computed using an amount based on Western Bank's actual loss experience, or a percentage equal to 8% of Western Bank's taxable income, computed with certain modifications and reduced by the amount of any permitted additions to the non-qualifying reserve. Western Bank's deduction with respect to non-qualifying loans was computed under the experience method, which essentially allows a deduction based on Western Bank's actual loss experience over a period of several years. Each year Western Bank selected the most favorable way to calculate the deduction attributable to an addition to the tax bad debt reserve.

         Recently enacted federal legislation repeals the reserve method of accounting for bad debt reserves for tax years beginning after December 31, 1995. As result, savings associations are no longer able to calculate their deduction for bad debts using the percentage-of-taxable-income method. Instead, savings associations with assets over $500.0 million are required to compute their deduction based on specific charge-offs during the taxable year. This legislation also requires savings associations to recapture into income over a six-year period their post-1987 additions to their bad debt tax reserves, thereby generating additional tax liability. At June 30, 1996, Western Bank's post-1987 reserves were approximately $1.2 million and Western Bank has recorded a deferral tax liability at $415,000 to provide for the additional tax liability. The recapture may be suspended for up to two years if, during those years, the institution satisfies a residential loan requirement. Western Bank anticipates that it will meet the residential loan requirement for the taxable year ending June 30, 1997.

         Under prior law, if Western Bank failed to satisfy the qualifying thrift definitional tests in any taxable year, it would be unable to make additions to its bad debt reserve. Instead, Western Bank would be required to deduct bad debts as they occur and would additionally be required to recapture its bad debt reserve deductions ratably over a multi-year period. At June 30, 1996, Western Bank's total bad debt reserve for tax purposes was approximately $10.3 million. Among other things, the qualifying thrift definitional tests required Western Bank to hold at least 60% of its assets as "qualifying assets." Qualifying assets generally include cash, obligations of the united States or any agency or instrumentality thereof, certain obligations of a state or political subdivision thereof, loans secured by interests in improved residential real property or by savings accounts, student loans and property used by Western Bank in the conduct of its banking business. Under current law, a savings association will not be required to recapture its pre-1988 bad debt reserves if it ceases to meet the qualifying thrift definitional tests.

         In addition to the regular income tax, corporations, including savings associations such as Western Bank, generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax and net operating losses can offset no more than 90% of alternative minimum taxable income. For taxable years beginning after 1986 and before 1996, corporations, including savings associations such as Western Bank, are also subject to an environmental tax equal to 0.12% of the excess of alternative minimum taxable income for the taxable year (determined without regard to net operating losses and the deduction for the environmental tax) over $2.0 million.

         WesterFed Financial, Western Bank and its subsidiaries file consolidated federal income tax returns on a fiscal year basis using the accrual method of accounting. Savings associations, such as Western Bank, that file federal income tax returns as part of a consolidated group are required by applicable Treasury regulations to reduce their taxable income for purposes of computing the percentage bad debt deduction for losses attributable to activities of the non-savings association members of the consolidated group that are functionally related to the activities of the savings association member.

         WesterFed Financial and its consolidated subsidiaries have been audited by the IRS with respect to consolidated federal income tax returns through June 30, 1989. With respect to years examined by the IRS, either all deficiencies have been satisfied or sufficient reserves have been established to satisfy asserted deficiencies. In the opinion of management, any examination of still open returns (including returns of subsidiaries and predecessors of, or entities merged into, Western Bank) would not result in a deficiency which could have a material adverse effect on the financial condition of WesterFed Financial and its consolidated subsidiaries.

         Montana Taxation. Under Montana taxation law, savings associations, such as Western Bank, are subject to a corporation license tax, which incorporates or is substantially similar to applicable provisions of the Code. The corporation license tax is imposed on federal taxable income, subject to certain adjustments at a rate of 6.75% for fiscal 1996. Under Montana law, a savings association is not allowed to make a deduction from gross income for a reserve for bad debts in the computations of the Montana corporate license tax or file a consolidated corporate license tax return with affiliated companies.

         Delaware Taxation. As a Delaware holding company, WesterFed Financial is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual fee to the State of Delaware. WesterFed Financial is also subject to an annual franchise tax imposed by the State of Delaware.

Impact of New Accounting Standards

         See Note 1, Summary of Significant Accounting Policies and Note 15, Recent Accounting Pronouncements Not Yet Adopted in Notes to the WesterFed Financial Consolidated Financial Statements.

Employees

         At June 30, 1996, the WesterFed Financial had a total of 176 full-time employees and 38 part-time employees. None of the Bank employees are represented by any collective bargaining group. Management considers its employee relations to be excellent.

Competition

         Savings   institutions   generally  face  strong  competition  both  in
originating real estate loans and in attracting deposits. Competition in originating loans comes primarily from other savings institutions, commercial banks, and mortgage bankers who also make loans secured by real estate located in Western Bank's primary market areas. Western Bank competes for loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of services it provides to borrowers.

         Western Bank faces substantial competition in attracting deposits from other savings institutions, commercial banks, securities firms, money market and mutual funds, credit unions and other investment vehicles. The ability of Western Bank to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk, convenient locations and other factors. Western Bank competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours and a customer oriented staff.

         Western Bank estimates its market share of the savings deposits in the counties where it has branch offices to be as follows:


County                                     June 30, 1995 Deposit Share(1)            City
------                                     ------------------------------            ----

Missoula                                               15.3                          Missoula
Yellowstone                                             3.9                          Billings
Lewis & Clark                                           6.8                          Helena
Cascade                                                 4.8                          Great Falls
Gallatin                                                3.1                          Bozeman
Ravalli                                                 5.9                          Hamilton
Pondera                                                 9.0                          Conrad
Fergus                                                  8.5                          Lewistown
Custer                                                  6.9                          Miles City
Big Horn                                                9.8                          Hardin
-----------------

(1) Based on data supplied by Sheshunoff Information Services, Inc. Branch Source as of June 1995, Western Bank held approximately a 3.9% market share of deposits in Montana. Based on this market share, Western Bank ranked fourth out of 196 financial institutions located in Montana. See "- Market Areas" for information regarding Western Bank's deposit share in each county in its market area.

         Western Bank's competition for residential real estate loans is principally from mortgage bankers, other savings institutions, commercial banks and other institutional lenders. Competition for commercial real estate loans is primarily from commercial banks in Missoula and other savings institutions in Missoula, Helena, Billings, Great Falls, and Bozeman. Competition for consumer loans is from commercial banks, credit unions, other savings institutions and consumer finance companies. Western Bank competes for loans principally through the interest rates and loan fees charged. Western Bank's competition for loans varies from time to time depending upon numerous factors, including the general availability of lending funds and credit, economic conditions, current interest rate levels, volatility in the mortgage markets and other factors which are not readily predictable.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                        OPERATIONS OF WESTERFED FINANCIAL

General

         Currently WesterFed Financial has no other business activity other than acting as the holding company for Western Bank. As a result, the following discussion relates primarily to the activities of Western Bank during the past fiscal year.

         WesterFed Financial's results of operations are dependent primarily on net interest income and fee income. Net interest income is the difference between the interest income earned on its loans, mortgage-backed securities, and investment portfolio and its cost of funds, consisting of interest paid on its deposits and borrowed money ("spread"). WesterFed Financial's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

         WesterFed Financial serves the financial needs of communities in Montana through its main office located in Missoula, and 18 branch offices and one loan servicing office. WesterFed Financial attracts deposits from the general public and uses the deposits, together with borrowings and other funds, to originate loans secured by mortgages on owner-occupied one- to four-family residences in its primary market areas. To a lesser extent, WesterFed Financial also originates multi-family, commercial real estate, construction and consumer loans in its market areas. WesterFed Financial also invests in mortgage-backed securities, investment securities and other short-term liquid assets.

Changes in Financial Condition, June 30, 1996 to September 30, 1996

         Total assets of WesterFed Financial increased $2.2 million to $566.1 million at September 30, 1996 from $563.9 million at June 30, 1996. This increase in assets was primarily the result of a $3.0 million increase in loans receivable and loans held for sale and a $4.9 million increase in investment securities, Federal Home Loan Bank of Seattle stock and other interest earning assets, partially offset by a $4.5 million decrease in mortgage-backed securities. The $2.2 million increase was funded primarily by an increase of $4.6 million in borrowed funds, a $2.9 million increase in advances from borrowers for taxes and insurance and a $2.4 million increase in accrued expenses and other liabilities, partially offset by a $7.2 million decrease in deposits.

         Loans Receivable -- The $3.0 million increase in loans receivable and loans available-for-sale was primarily the result of $38.1 million in new loan originations and $900,000 in purchases of real estate loans, which were partially offset by principal repayments of $24.3 million and the sale of whole loans of $13.2 million. Real estate mortgage loan originations were $23.9 million and consumer loan originations were $14.2 million during this three month period as compared to $38.6 million and $6.8 million respectively for the same period last year. The consumer loan portfolio increased $7.1 million, or 16.2%, to $51.0 million at September 30, 1996 from $43.9 million at June 30, 1996.

         Mortgage-Backed Securities -- The $4.5 million decrease in mortgage-backed securities was primarily the result of principal repayments of $5.6 million which exceeded purchases of $1.0 million. The $1.0 million of mortgage-backed securities that were purchased consisted of adjustable rate mortgage-backed securities.

         Investment Securities, FHLB Stock and Other Interest Earning Assets -- Investment Securities, FHLB stock and other interest earning assets increased $4.9 million, or 7.6%, to $69.0 million at September 30, 1996 from $64.1 million at June 30, 1996. The increase was primarily the result of the purchase of $21.7 million in investment securities, an increase in FHLB stock of $150,000, a net increase of $560,000 in interest-bearing due from banks and a net increase in interest bearing deposits of $2.1 million, partially offset by maturities and principal payments of investment securities of $19.7 million. Investment securities purchased during the quarter ended September 30, 1996 included $19.7 million of U.S. Agency securities with maturities of three years or less and $2.0 million of U.S. Agency securities with maturities of three to five years. These investments were purchased in an attempt to earn rates in excess of over-night fund rates while minimizing the effect of potential interest rate increases. These purchases were funded primarily from the proceeds of maturing investments.

         From time to time, Western Bank, may, in order to reduce interest rate risk, purchase financial instruments that lock in a spread between interest-earning assets and interest-bearing liabilities. While these types of financial instruments limit risk, they also reduce Western Bank's ability to maximize profits during periods of favorable interest rate trends. At September 30, 1996 Western Bank had three structured notes totaling $4.7 million wherein their interest rate is based upon a fraction of the increase or decrease in a specified index. These securities have variable interest rates and were purchased to enable Western Bank to increase its interest income when interest rates increase. The market value of these securities at September 30, 1996 was $4.6 million and they will mature in 1998.

         Western Bank may be a party to financial instruments with off-balance-sheet risk in the normal course of business to reduce its own exposure to fluctuations in interest rates. These financial instruments may include interest rate cap and interest rate swap agreements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated balance sheets. The contract or notional amounts of these instruments reflect the extent of involvement Western Bank has in particular classes of financial instruments. For interest rate cap and interest rate swap agreements, the contract or notional amounts do not represent exposure to credit loss. Western Bank controls the credit risk of those instruments through credit approval, limits and monitoring procedures.

         Interest Rate Caps -- Interest rate caps entitle Western Bank to receive various interest payments in exchange for payment of a premium, provided the three-month LIBOR exceeds an agreed upon interest rate. Transaction fees paid in connection with interest rate cap agreements are amortized to interest expense as an adjustment of the interest cost of liabilities. Interest rate cap agreements are used to manage interest rate risk by synthetically extending the life of interest-bearing liabilities.

         The following summarizes interest rate cap agreements at September 30, 1996:



        Notional principal                   Agreement
              amount                        termination                   Cap
---------------------------------    --------------------------- ----------------------
         (in thousands)
            $25,000                         March, 1997               6.5% - 10.0%
              5,000                          July, 1999                   6.5%
              5,000                          July, 1999                   7.0%
            -------
            $35,000
            =======

         Interest Rate Swaps -- Interest rate swap agreements involve the exchange of fixed and floating rate payments without the exchange of the underlying principal amounts. Estimated amounts to be received or paid on the swap settlement dates are accrued when realized. The net swap settlements are reflected in interest expense. Interest rate swap agreements are used to manage interest rate risk by synthetically extending the life of interest-bearing liabilities. At September 30, 1996 Western Bank did not have any interest rate swap agreements in place.

         The counterparty to the cap agreements is the FHLB of Seattle and the agreements are not collateralized. Interest rate swaps would be collateralized by stock in FHLB, certificates of deposit issued by the FHLB, securities issued by the U.S. Government or agency thereof, mortgage-backed securities, or qualifying first mortgage loans not otherwise pledged.

         Deposits -- Deposits decreased $7.2 million, or 2.1%, to $343.0 million at September 30, 1996 from $350.2 million at June 30, 1996. NOW and Money Market accounts decreased $2.7 million, Passbook accounts decreased $1.5 million and Certificates of Deposit decreased $3.0 million. The decrease in deposits is primarily the result of increased competition in Western Bank's market areas. While Western Bank pays competitive interest rates, management believes it is not prudent to pay deposit rates beyond normal treasury spreads while Western Bank's regulatory liquidity remains strong at 10.6%.

         Borrowed Funds -- Borrowed funds increased $4.6 million, or 3.7%, to $130.4 million, at September 30, 1996 from $125.8 million at June 30, 1996. There was $7.0 million of new fixed rate advances with maturities of one to four years. Principal repayments on FHLB advances were $2.3 million and repayments on collateralized mortgage obligations were $122,000 during the quarter ended September 30, 1996.

         Stockholders' Equity -- Stockholders' equity decreased $318,000, or 0.4%, to $78.3 million at September 30, 1996 from $78.6 million at June 30, 1996. This decrease was due to a net loss for the three month period of $200,000 and $392,000 for dividends declared during the three month period while stockholders' equity was increased $223,000 related to contributions to the Employee Stock Ownership Plan and shares earned under the Recognition and Retention Plan. There was also a $30,000 increase to stockholders' equity related to the change in unrealized loss associated with assets classified as available-for-sale being adjusted to market value in accordance with Statement of Financial Accounting Standards No. 115.

Changes in Financial Condition, June 30, 1995 to June 30, 1996

         Total assets increased approximately $600,000 to $563.9 million at June 30, 1996 from $563.3 million at June 30, 1995. This increase in assets was primarily the result of a $55.1 million increase in loans receivable, partially offset by decreases of $18.3 million in investment securities, Federal Home Loan Bank of Seattle ("FHLB") stock and other interest earning assets, and $38.9 million in mortgage-backed securities. The $600,000 increase was funded primarily by an increase of $6.0 million in deposits and a $3.5 million increase in stockholders' equity, partially offset by a $8.9 million decrease in borrowed funds.

         The $55.1 million increase in loans receivable was primarily the result of $165.5 million in new loan originations and $7.0 million in purchases of loans, which were partially offset by principal repayments of $87.0 million and the sale of whole loans of $31.2 million. Included in these amounts were $31.9 million in consumer loan originations. The consumer loan portfolio increased $12.0 million, or 37.6%, to $43.9 million at June 30, 1996 from $31.9 million at June 30, 1995. The $165.5 million in new loan originations was an increase of $35.7 million from fiscal 1995. The increase in loan originations and other loan activity is attributable to a decrease in interest rates in fiscal 1996 as compared to the higher interest rate environment in fiscal 1995. In addition, a new dealer finance program was implemented where Western Bank originates loans directly through local auto and recreational dealers. In the first two months of operation, $2.8 million of these new consumer type loans were added to portfolio.

         The $38.9 million decrease in mortgage-backed securities was primarily the result of principal repayments of $29.6 million and the sale of mortgage-backed securities available-for-sale of $30.7 million, which exceeded purchases of $21.9 million. The $30.7 million of mortgage-backed securities that were sold consisted of $2.2 million in adjustable rate and $28.5 million in fixed rate fifteen year and thirty year mortgage-backed securities while the $21.9 million in purchases consisted of $2.2 million of fixed rate five year balloon and $19.7 million of adjustable rate mortgage-backed securities. The mortgage-backed securities that were sold were experiencing increasing prepayments and therefore were sold to maximize the net returns available on them and for interest rate risk management purposes. In addition, $5.6 million of fifteen year fixed rate mortgage-backed securities and $5.0 million of fixed rate collateralized mortgage obligations were transferred from the held-to-maturity category to the available-for-sale category prior to December 31, 1995 in accordance with a special report issued by the FASB, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." The $10.6 million of mortgage-backed securities transferred were at amortized cost, had gross unrealized losses of $140,000 and were transferred for interest rate risk management purposes.

         The $18.3 million decrease in investment securities, FHLB stock and other interest earning assets was primarily the result of the maturities and principal payments of investment securities of $53.6 million and a net reduction in interest bearing deposits due from banks of $2.7 million, partially offset by a net increase in interest bearing deposits of $898,000, the purchase of $36.2 million in investment securities and an increase of $722,000 in FHLB stock. Investment securities purchased during the fiscal year included $26.8 million of U.S. Agency securities and $3.1 million of corporate securities with fixed rates and maturities ranging from one month to two years. These investments were purchased in an attempt to earn rates in excess of over-night fund rates while minimizing the effect of potential interest rate increases. These purchases were funded primarily from the proceeds of maturing investments.

         Deposits increased $6.0 million, or 1.7%, to $350.2 million at June 30, 1996 from $344.2 million at June 30, 1995. Interest credited was $15.7 million while withdrawals exceeded deposits by $9.7 million. Checking and certificates of deposit increased $3.9 million and $4.8 million, respectively, while money market and passbook accounts decreased $1.9 million and $700,000, respectively. Checking accounts have increased since the introduction and heavy promotion of the new "Western Style Checking" program. Certificates of deposit continue to offer interest rates greater than the lower yielding money market and passbook accounts and this has resulted in a transfer of funds from these lower yielding accounts into certificates of deposit.

         Borrowed funds decreased $8.9 million, or 6.6%, to $125.8 million, at June 30, 1996 from $134.7 million at June 30, 1995. There were $77.7 million of new advances, of which $20.0 million were amortizing fixed rate advances of five years or more to partially fund new thirty year fixed rate mortgages added to portfolio, while $51.7 million were less than one year in maturity and used to fund short-term cash requirements and $6.0 million were fixed rate advances with maturities of one to four years. Principal repayments on FHLB advances were $86.2 million and repayments on collateralized mortgage obligations were $409,000.

         Stockholders' equity increased $3.5 million, or 4.7%, to $78.6 million at June 30, 1996 from $75.1 million at June 30, 1995. This increase was due to net income for the fiscal year of $4.6 million and $919,000 related to contributions to the Employee Stock Ownership Plan and shares earned under the Recognition and Retention Plan while stockholders' equity was reduced $1.5 million for dividends declared during the fiscal year and $521,000 related to the change in unrealized gain or loss associated with assets classified as available-for-sale being adjusted to market value in accordance with Statement of Financial Accounting Standards No. 115.

                              Results of Operations

         Net Interest Income Analysis. The following tables present for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made.
Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                         Three Month Period Ended
                                                                               (Unaudited)
                                          -------------------------------------------     --------------------------------------
                                                      September 30,1996                          September 30,1995
                                          -------------------------------------------     --------------------------------------
                                                  Average          Interest                  Average         Interest
                                                  Outstanding       Earned/  Yield/          Outstanding      Earned/   Yield/
                                                  Balance (5)         Paid   Rate            Balance (5)        Paid    Rate
                                          -------------------------------------------     --------------------------------------
                                                                          (Dollars in Thousands)
INTEREST EARNING ASSETS:
    Loans receivable (1) (2)                       $ 370,941       $  7,710  8.31 %           $ 322,028     $   6,624   8.23 %
    Mortgage-backed securities (2)                   102,177          1,766  6.91               137,905         2,383   6.91
    Investments (2)                                   54,495            843  6.19                61,524         1,090   7.09
    Other interest-earning assets (3)                 10,583            228  8.62                19,630           265   5.40
    Cash surrender value of life insurance             3,208             46  5.74                 2,975            44   5.92

      Total Interest-Earning Assets                $ 541,404       $ 10,593  7.83 %           $ 544,062     $  10,406   7.65 %
                                           ==========================================      =====================================

INTEREST-BEARING LIABILITIES:
    Certificates of deposits                       $ 209,740        $ 3,009  5.74 %           $ 209,252     $   3,061   5.85 %
    Passbook deposits                                 63,715            474  2.98                65,282           494   3.03
    Demand and now accounts                           48,902            177  1.45                47,017           227   1.93
    Money market accounts                             23,776            205  3.45                25,198           219   3.48
                                           ------------------------------------------     --------------------------------------

      Total deposits                                 346,133          3,865  4.47               346,749         4,001   4.62
    FHLB advances and notes payable                  128,424          2,039  6.35               131,356         2,102   6.40
    Collateralized mortgage obligations                1,097             46 16.77                 1,537            55  14.31
                                           ------------------------------------------     --------------------------------------

      Total Interest-Bearing Liabilities           $ 475,654        $ 5,950  5.00 %           $ 479,642      $  6,158   5.14 %
                                           ==========================================     ======================================

Net interest income                                                 ($4,643)                                  ($4,248)
                                                                   =========                                 =========

Net interest rate spread                                                     2.83 %                                     2.51 %
                                                                            =====                                      =====

Net interest earning assets                         ($65,750)                                  ($64,420)
                                                   ==========                                 ==========

Net interest margin (4)                                                      3.43 %                                     3.12 %
                                                                            =====                                      =====
Average interest-earning assets
  to average interest-bearing liabilities                            113.82%                                   113.43%
                                                                    =======                                   =======


 (1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves
 (2) Includes held and available-for-sale  categories
 (3) Includes primarily short-term liquid assets
 (4) Net interest income divided by average interest earning assets
 (5) Based on average monthly balances




                                                                                  Year Ended June 30, 1996
                                                                    --------------------------------------------------------
                                                                     Average               Interest
                                                                    Outstanding             Earned/
                                                                     Balance(1)              Paid                 Yield/Rate
                                                                    -----------              ----                 ----------
                                                                                   (Dollars in Thousands)
Interest-Earnings Assets:
         Loans receivable(2)(3).........................             $347,084              $28,640                    8.25%
         Mortgage-Backed securities.....................              132,629                9,167                    6.91
         Investments....................................               59,004                3,769                    6.39
         Other interest-earning assets(4)...............                9,533                  787                    8.26
         Cash surrender value of life insurance.........                3,059                  181                    5.92
                                                                     --------              -------                    ----
                  Total interest-earning assets.........             $551,309              $42,544                    7.72%
                                                                     ========              =======                    ====

Interest-Bearing Liabilities:
         Certificates of deposit........................             $212,458              $12,405                    5.84%
         Passbook deposits..............................               64,881                1,940                    2.99
         Demand and NOW deposits........................               47,664                  889                    1.87
         Money market accounts..........................               24,786                  851                    3.43
                                                                     --------              -------                    ----
                  Total deposits........................              349,789               16,085                    4.60

FHLB advances and notes payable.........................              134,211                8,442                    6.29
Collateralized mortgage obligations.....................                1,380                  210                   15.22
                                                                     --------              -------                   -----

                  Total interest-bearing liabilities....             $485,380              $24,737                    5.10
                                                                     ========              =======                    ====
Net interest income.....................................                                   $17,807
                                                                                           =======
Net interest rate spread................................                                                              2.62%
                                                                                                                      ====
Net interest-earning assets.............................             $ 65,929
                                                                     ========
Net interest margin(5)..................................                                                              3.23
                                                                                                                      ====
Average interest-earning assets to average
 interest-bearing liabilities...........................                                    113.58%

                                                                                            ======
----------

(1)      Based on average monthly balances.
(2) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(3)      Includes loans held for sale.
(4)      Includes primarily short-term liquid assets.
(5)      Net interest income divided by average interest-earning assets.





                                                      Year Ended June 30, 1995                      Year Ended June 30, 1994
                                               -------------------------------------    -------------------------------------------

                                             Average         Interest                   Average            Interest
                                            Outstanding       Earned/                  Outstanding          Earned/
                                             Balance(6)        Paid       Yield/Rate    Balance(1)           Paid        Yield/Rate
                                             ----------        ----       ----------    ----------           ----        ----------
                                                                            (Dollars in Thousands)
Interest-Earnings Assets:
         Loans receivable(7)(8).............  $292,881       $23,191         7.92%       $259,166          $21,105          8.14%
         Mortgage-Backed securities(6)......   137,359         9,227         6.72         107,389            7,114          6.62
         Investments........................    60,095         3,762         6.26          43,598            2,585          5.93
         Other interest-earning assets(9)...    27,501         1,423         5.17          25,528              948          3.71
         Cash surrender value of life
         insurance..........................     2,882           180         6.25           2,800              181          6.46
                                              --------       -------       ------        --------          -------       -------
                  Total interest-earning
                  assets....................  $520,718       $37,783         7.26%       $438,481          $31,933          7.28%
                                              ========       =======       ======        ========          =======       =======

Interest-Bearing Liabilities:
         Certificates of deposit............  $197,794       $10,035         5.07%       $198,289           $9,804          4.94%
         Passbook deposits..................    71,151         2,110         2.97          81,223            2,391          2.94
         Demand and NOW deposits............    46,330           955         2.06          46,684            1,011          2.17
         Money market accounts..............    29,247           958         3.28          30,454              946          3.11
                                              --------       -------       ------        --------          -------       -------
                  Total deposits............   344,522        14,058         4.08         356,650           14,152          3.97

FHLB advances and notes payable.............   112,343         6,632         5.90          38,469            1,913          4.97
Collateralized mortgage obligations.........     1,877           294        15.66           2,910              326         11.20
                                              --------       -------       ------        --------          -------       -------

                  Total interest-bearing
                  liabilities...............  $458,742       $20,984         4.57%       $398,029          $16,391         4.12%
                                              ========       =======       ======        ========          =======       =======
Net interest income.........................                 $16,799                                       $15,542
                                                             =======                                       =======
Net interest rate spread....................                                 2.69%                                         3.16%
                                                                           ======                                        =======
Net interest-earning assets.................  $ 61,974                                   $ 40,452
                                              ========                                   ========
Net interest margin(10).....................                                 3.23%                                         3.54%
                                                                           ======
Average interest-earning assets to average
 interest-bearing liabilities...............                  113.51%                                       110.16%
                                                              ======                                        ======

----------
(6)      Based on average monthly balances.
(7)      Based on average monthly balances.
(8) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(9)      Includes primarily short-term liquid assets.
(10)     Net interest income divided by average interest-earning assets.

         Rate/Volume Analysis. The following table presents the dollar amount of changes in interest income and interest expense for components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (i.e., changes in volume multiplied by old rate), (ii) changes in rate (i.e., changes in rate multiplied by old volume), (iii) changes in rate-volume (changes in rate multiplied by the change in volume), and (iv) the net change.

                                                 September 30, 1996 vs. September 30, 1995       June 30, 1996 vs. June 30, 1995
                                                 -----------------------------------------    --------------------------------------
                                                 Increase/(Decrease) Due To:                  Increase/(Decrease) Due To:
                                                 ---------------------------                  ---------------------------
                                                                                  Total                                      Total
                                                                         Rate/   Increase                         Rate/    Increase
                                                  Volume     Rate       Volume  (Decrease)    Volume     Rate    Volume   (Decrease)
                                                  ------     ----       ------   ---------    ------     ----    -------  ----------
                                                                                  (Dollars in Thousands)
Interest-Earning Assets:
  Loans receivable .............................   $ 277    $ 4,025    $(3,216)   $ 1,086    $ 4,292    $   978    $ 179    $ 5,449
  Mortgage-backed securities ...................       1     (2,470)     1,852       (617)      (318)       268      (10)       (60)
  Investments ..................................      57     (1,031)       727       (247)       (68)        77       (2)         7
  Other interest-earning assets ................     (71)       (82)       116        (37)      (930)       848     (554)      (636)
  Cash surrender value of life insurance .......      (5)        14         (7)         2         11         (9)      (1)         1
                                                   -----    -------    -------    -------    -------    -------    -----    -------
     Total interest-earning assets .............     259        456       (528)       187      2,987      2,162     (388)     4,761
                                                   =====    =======    =======    =======    =======    =======    =====    =======
Interest-Bearing Liabilities:
  Certificates of deposit ......................    (234)        29        153        (52)       744      1,515      111      2,370
  Passbook deposits ............................     (38)       (47)        64        (21)      (186)        17       (1)      (170)
  Demand and NOW deposits ......................    (227)        36        141        (50)        27        (91)      (2)       (66)
  Money market accounts ........................      (3)       (49)        39        (13)      (146)        46       (7)      (107)
                                                   -----    -------    -------    -------    -------    -------    -----    -------
     Total deposits ............................    (502)       (31)       397       (136)       439      1,487      101      2,027
FHLB advances and notes payable ................     (66)      (188)       191        (63)     1,291        435       84      1,810
Collateralized mortgage obligations ............      38        (63)        16         (9)       (78)        (8)       2        (84)
                                                   -----    -------    -------    -------    -------    -------    -----    -------
     Total interest-bearing liabilities ........    (530)      (282)       604       (208)     1,652      1,914      187      3,753
                                                   =====    =======    =======    =======    =======    =======    =====    =======
Changes to net interest income .................   $ 789    $   738    $(1,132)   $   395    $ 1,335    $   248    $(575)   $ 1,008
                                                   =====    =======    =======    =======    =======    =======    =====    =======

                                                      1995 vs. 1994
                                          --------------------------------------
                                          Increase/(Decrease) Due To:
                                          ---------------------------
                                                                        Total
                                                            Rate/      Increase
                                           Volume   Rate    Volume    (Decrease)
                                           ------   ----    ------    ----------
Interest-Earning Assets:
  Loans receivable .....................  $2,746    $(583)  $ (77)      $2,086
  Mortgage-backed securities ...........   1,986       99      28        2,113
  Investments ..........................     978      144      55        1,177
  Other interest-earning assets ........      73      373      29          475
  Cash surrender value of life insurance       5       (6)     --           (1)
                                          ------    -----    -----      ------
     Total interest-earning assets .....   5,788       27      35        5,850
                                          ======    =====    =====      ======
Interest-Bearing Liabilities:
  Certificates of deposit ..............     (24)     258      (2)         232
  Passbook deposits ....................    (297)      18      (2)        (281)
  Demand and NOW deposits ..............      (8)     (49)      1          (56)
  Money market accounts ................     (37)      51      (3)          11
                                           -----    -----    -----       -----
     Total deposits ....................    (366)     278      (6)         (94)
FHLB advances and notes payable ........   3,674      358     687        4,719
Collateralized mortgage obligations ....    (116)     130     (46)         (32)
                                           -----    -----    -----       -----
     Total interest-bearing liabilities    3,192      766     635        4,593
                                          ======    =====    =====       =====
Changes to net interest income .........  $2,596    $(739)  $(600)      $1,257
                                          ======    =====    =====       =====

         The following table sets forth the weighted average yields on WesterFed Financial's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates for WesterFed Financial at the dates indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.


                                                            At September 30,             At June 30,
                                                           --------------------------------------------------------
                                                            1996      1995      1996         1995         1994
-------------------------------------------------------------------------------------------------------------------
Weighted average yield on:
         Loans receivable(1)(2)                             8.17%     8.12%     8.12%        8.00%        7.62%
         Mortgage-backed securities(1)                      7.10      7.07      7.06         7.08         6.66
         Investments(1)                                     6.28      6.37      6.25         6.29         5.30
         Other interest-earning assets                      5.26      5.72      5.31         5.76         5.91
         Cash surrender value of life insurance             5.75      6.50      6.50         6.15         6.50
-------------------------------------------------------------------------------------------------------------------
         Combined weighted average yield on interest-
                  earning assets                            7.70      7.59      7.68         7.48         7.00
-------------------------------------------------------------------------------------------------------------------
Weighted average rate paid on:
         Certificates of deposit                            5.81      6.00      5.82         5.88         4.48
         Passbook deposits                                  2.98      3.03      3.00         3.03         2.94
         Demand and NOW deposits                            1.35      1.97      1.66         1.98         2.02
         Money market accounts                              3.47      3.47      3.46         3.46         3.13
-------------------------------------------------------------------------------------------------------------------
         Total deposits                                     4.51      4.70      4.54         4.62         3.86

         FHLB advances and notes payable                    6.26      6.27      6.26         6.28         5.39
         Collateralized mortgage obligations               11.29     11.23     11.27        11.22        11.11
-------------------------------------------------------------------------------------------------------------------
         Combined weighted average rate paid on interest-
                  bearing liabilities                       5.00      5.15      5.01         5.10         4.20
-------------------------------------------------------------------------------------------------------------------
         Interest rate spread                               2.70%     2.44%     2.67%        2.38%        2.80%
===================================================================================================================

----------
                           (1)      Calculated net of deferred loan fees, loan discounts and loans in process.
                           (2)      Does not include interest on loans 90 days or more delinquent.


         The following table summarizes the major components of WesterFed Financial's net income and the changes which occurred between the periods shown:

                                                   Three Months Ended September 30, 1996
                                                   -------------------------------------
                                                                  (unaudited)
                                                                                 1995
                                                    Amount        Change        Amount
                                                    ------        ------        ------
                                                             (In Thousands)
Total interest income.......................       $10,593       $   187       $10,406
Total interest expense......................         5,950          (208)        6,158
                                                   -------        ------       -------
  Net interest income.......................         4,643           395         4,248
Provision for loan losses...................            15            15           ---
                                                   -------        ------       -------
  Net interest income after provision
    for loan losses.........................         4,628           380         4,248
                                                   -------        ------       -------
Fees and service charges....................           691            49           642
Gains on sale of loans, mortgage-backed
  securities and investment securities......           109          (302)          411
Other non-interest income...................            35            (1)           36
                                                   -------        ------       -------
  Total non-interest income.................           835          (254)        1,089
                                                   -------        ------       -------
Income before non-interest expense .........         5,463           126         5,337
Total non-interest expense..................         5,731         2,132         3,599
                                                   -------        ------       -------
  Income before income taxes ...............          (268)       (2,006)        1,738
Income taxes ...............................            89           759          (670)
                                                   -------        ------       -------
         Net income.........................       $  (179)      $(1,247)      $ 1,068
                                                   =======       =======       =======

Comparison of Operating Results for the Three Months Ended September 30, 1996 and 1995

         General. Net income decreased $1.2 million to a loss of $179,000 for the three month period ended September 30, 1996 from $1.1 million for the three month period ended September 30, 1995. The $1.2 million decrease in net income resulted from a $2.3 million one-time special assessment to recapitalize the
Savings Association Insurance Fund (the "SAIF") (1.4 million after tax effected). Net income was decreased by increases in non-interest expense of $2.1 million and a decrease in non-interest income of $254,000 while increases in net interest income after provision for loan losses of $380,000 and a reduction in income tax expense of $759,000 partially offset the decreases to net income. In addition, the interest rate spread increased to 2.70% at September 30, 1996 from 2.44% at September 30, 1995.

         Interest Income. Interest income increased $187,000, or 1.8%, to $10.6 million for the three month period ended September 30, 1996 from $10.4 million for the same period last year. The increase resulted from an increase in the average yield on interest-earning assets to 7.83% during the quarter ended September 30, 1996 from 7.65% during the same period last year, which offset the effects of a $2.7 million decrease in the average balance of interest-earning assets to $541.4 million during the quarter ended September 30, 1996 from $544.1 million for the same period last year.

         Interest earned on loans receivable increased $1.1 million, or 16.7%, due primarily to a $48.9 million increase in the average balance of loans receivable to $370.9 million during the three month period ended September 30, 1996 from $322.0 million for the same period last year. In addition, the average yield on loans increased to 8.31% during the three month period ended September 30, 1996 from 8.23% for the same period last year. The increase in the average balance of loans receivable was the result of continued loan production in excess of principal repayments and the sale and securitization of loans. The increase in yield was the result of new loans being originated at rates greater than the average rate of loans being repaid primarily on consumer loans. In addition, the average rate received on adjustable rate mortgage loans increased to 8.21% at September 30, 1996 from 7.85% at September 30, 1995.

         Interest earned on mortgage-backed securities decreased $600,000 due primarily to a $35.7 million decrease in the average balance of mortgage-backed securities outstanding to $102.2 million for the three month period ended

September 30, 1996 from $137.9 million during the same period last year. The decrease in average balance was the result of management's decision during the fiscal year to use a portion of the mortgage-backed securities portfolio to partially fund the growth in loans receivable in an attempt to earn yields greater than those available on mortgage-backed securities.

         Interest earned on investment securities, FHLB stock and other interest earning assets decreased $282,000 due primarily to a decrease of $15.8 million in average balances to $68.3 million during the three month period ended
September 30, 1996 from $84.1 million during the same period last year. This decrease was the result of investing the proceeds of maturing investments into higher yielding new production mortgage and consumer loans and the purchase of higher yielding mortgage-backed securities.

         Interest Expense. Total interest expense decreased $208,000 to $6.0 million for the three month period ended September 30, 1996 from $6.2 million for the same period last year. Interest expense on deposits decreased $100,000 due to both a decrease in the average rate paid on deposits to 4.47% during the three month period ended September 30, 1996 from 4.62% during the same period last year and a decrease in the average balance of deposits of $600,000 to $346.1 million during the three month period ended September 30, 1996 from $346.7 million during the same period last year. Certificates of deposit, passbook deposits, NOW accounts and money market accounts all decreased in both average balances and average rate paid. A new non-interest bearing checking program was implemented during the quarter ended September 30, 1996 which should further reduce the interest expense related to NOW accounts. Interest expense on borrowed funds also decreased $72,000 due to both a decrease in average balances of $3.4 million to $129.5 million during the three month period ended September 30, 1996 from $132.9 million for the same period last year and a decrease in the average rate paid on FHLB advances to 6.35% for the three months ended September 30, 1996 from 6.40% for the same period last year.

         Provisions for Loan Losses. The provision for loan losses increased to $15,000 for the three month period ended September 30, 1996 as compared to no provision for the same period last year. Western Bank has begun adding to the provision for loan losses due to the increase in consumer loans and commercial real estate loans held in the loan portfolio.

         The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles.
 At September 30, 1996, Western Bank had $1.3 million of non-performing assets (representing 0.23% of total assets) compared to $715,000 at June 30, 1996
(representing 0.13% of total assets). At September 30, 1996, Western Bank had allowance for loan losses to non-performing assets of 157.2% as compared to 280.9% at June 30, 1996. Future additions to Western Bank's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing loans are dependent upon the performance and composition of Western Bank's loan portfolio, the economy, inflation, changes in real estate values and interest rates and the view of the regulatory authorities toward adequate reserve levels.

         Non-Interest Income. Non-interest income decreased $254,000 to $835,000 for the three month period ended September 30, 1996 from $1.1 million for the same period last year. Gain on sale of loans, mortgage-backed securities, and investment securities decreased $302,000 while fees and service charges increased $49,000. The $49,000 increase in service fees was primarily the result of increases in checking fees and ATM transaction fees.

         Non-Interest Expense. Non-interest expense increased $2.1 million to $5.7 million for the three month period ended September 30, 1996 from $3.6 million for the same period last year. The reason for the increase was a $2.3 million one-time special assessment to recapitalize the SAIF.

         The deposits of savings associations, such as Western Bank, are presently insured by the SAIF, which together with the Bank Insurance Fund (the "BIF") are the two insurance funds administered by the Federal Deposit Insurance Corporation (the "FDIC"). Financial institutions which are members of the BIF are experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required reserves. In order to help eliminate this disparity and any competitive


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



disadvantage due to disparate deposit insurance premium schedules, legislation to recapitalize the SAIF was enacted in September, 1996.

         The legislation requires a special one-time assessment of approximately
65.7 cents per $100 of SAIF insured deposits held by Western Bank at March 31, 1995. The one-time special assessment resulted in a tax affected charge to earnings of approximately $1.4 million during the quarter ended September 30, 1996. The legislation is intended to fully recapitalize the SAIF fund so that commercial bank and thrift deposits will be charged the same FDIC premiums beginning October 1, 1996. As of such date deposit insurance premiums for highly rated institutions, such as Western Bank, have been eliminated.

         Western Bank, however, will continue to be subject to an assessment to fund repayment of the FICO obligations. It is anticipated that the FICO assessment for the SAIF insured institutions will be 6.5 cents per $100 of deposits while BIF insured institutions will pay 1.3 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC insured institutions. Accordingly, as a result of the reduction of the SAIF assessment, and the resulting FICO assessment, the annual after tax decrease in assessment costs is expected to be approximately $365,000 based upon a June 30, 1996 assessment base.

         Without the $2.3 million SAIF assessment, non-interest expense decreased $200,000 due primarily to a $109,000 decrease in marketing and advertising and a $148,000 decrease in other non-interest expense. Non-interest expense for the three month period ended September 30, 1996 was $3.4 million without the SAIF assessment, a 5.6% decrease from the $3.6 million for the same period last year.

         Income Taxes. Income tax expense decreased $759,000 due to a reduction in income before income taxes of $2.0 million.

         The following table summarizes the major components of WesterFed Financial's net income for the last three fiscal years and the changes which occurred between the periods shown:


                                                                            Year Ended June 30,
                                                   -------------------------------------------------------------
Components of net income:                                  1996                         1995                1994
                                                           ----                         ----                ----
                                                    Amount        Change        Amount       Change        Amount
                                                    ------        ------        ------       ------        ------
                                                                         (Dollars in Thousands)
Interest income.............................       $42,544       $ 4,761       $37,783      $ 5,850       $31,933
Interest expense............................        24,737         3,753        20,984        4,593        16,391
                                                   -------        ------       -------       ------       -------
Net interest income.........................        17,807         1,008        16,799        1,257        15,542
                                                   -------        ------       -------       ------       -------
Provision for loan losses...................           ---           ---           ---          ---           ---
Non-interest income.........................         3,882           675         3,207         (304)        3,511
Non-interest expense........................       (14,574)       (1,169)      (13,405)      (1,467)      (11,938)
                                                   -------        ------       -------       ------       -------
    Income before income taxes and
    cumulative effect of change in
    accounting for income taxes.............         7,115           514         6,601         (514)        7,115

Income taxes................................        (2,556)          (83)       (2,473)         208        (2,681)
                                                   -------        ------       -------       ------       -------
    Income before cumulative effect of
     change in accounting for income
     taxes..................................         4,559           431         4,128         (306)        4,434
Cumulative effect of change in accounting
    for income taxes........................           ---           ---           ---         (795)          795
                                                   -------       -------       -------       ------       -------
         Net income.........................       $ 4,559        $  431        $4,128      $(1,101)      $ 5,229
                                                   =======       =======       =======      =======       =======


Comparison of Operating Results for the Years Ended June 30, 1996 and June 30, 1995

         General. Net income increased $431,000, or 10.4%, to $4.6 million for the fiscal year ended June 30, 1996 from $4.1 million for the fiscal year ended June 30, 1995. The increase of $431,000 in net income resulted from an increase in net interest income of $1.0 million and an increase in non-interest income of $675,000, offset by an increase in non-interest expense of $1.2 million and an increase in income tax expense of $83,000. Return on assets (ratio of net income to average total assets) increased to 0.79% for the fiscal year ended June 30, 1996 from 0.76% for the fiscal year ended June 30, 1995. The interest rate spread increased to 2.67% at June 30, 1996 from 2.38% at June 30, 1995. While WesterFed Financial has adopted interest rate risk policies in an effort to protect net interest income from significant increases in short term interest rates, WesterFed Financial's net income could still be adversely affected by a narrowing of its net interest rate spread. See Interest Rate Risk Management.

         Interest Income. Interest income increased $4.7 million to $42.5 million for the fiscal year ended June 30, 1996 from $37.8 million for the fiscal year ended June 30, 1995. This increase resulted from an increase in the average balance of interest earning assets of $30.6 million to $551.3 million during fiscal 1996 from $520.7 million during fiscal 1995 and an increase in the average yield on interest-earning assets to 7.72% during fiscal 1996 from 7.26% during fiscal 1995.

         Interest earned on loans receivable increased $5.4 million due primarily to a $54.2 million increase in the average balance of loans receivable to $347.1 million during fiscal 1996 from $292.9 million during fiscal 1995. In addition, the average yield on loans increased to 8.25% during fiscal 1996 from 7.92% during fiscal 1995. The increase in the average balance of loans receivable was the result of continued loan production in excess of principal repayments and the sale and securitization of loans. The increase in yield was the result of new loans being originated at rates greater than the average rate of those loans being repaid.

         Interest earned on mortgage-backed securities decreased $60,000 due primarily to a $4.8 million decrease in the average balance of mortgage-backed securities outstanding to $132.6 million during fiscal 1996 from $137.4 million during fiscal 1995. The decrease in average balance was the result of management's decision during the


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



fiscal year to use a portion of the mortgage-backed securities portfolio to partially fund the growth in loans receivable in an attempt to earn yields greater than those available on mortgage-backed securities.

         Interest earned on investment securities increased $7,000. While the average balance of investment securities decreased $1.1 million to $59.0 million during fiscal 1996 from $60.1 million during fiscal 1995, the average yield on investment securities increased to 6.39% during fiscal 1996 from 6.26% during fiscal 1995.

         Interest earned on other interest-earning assets and cash surrender value of life insurance decreased $636,000 due primarily to a decrease in the average balance of other interest-earning assets of $18.0 million to $9.5 million during fiscal 1996 from $27.5 million during fiscal 1995. The decrease in the average balance of other interest-earning assets was the result of management's decision during the fiscal year to use the proceeds of other interest-earning assets to fund growth in loans receivable.

         Interest Expense. Total interest expense increased $3.7 million to $24.7 million in fiscal 1996 from $21.0 million in fiscal 1995 due primarily to an increase in rates paid on certificates of deposit and an increase in the average balance of FHLB advances. Interest expense on deposits increased $2.0 million due primarily to both an increase in the average balance of certificates of deposits of $14.7 million to $212.5 million during fiscal 1996 from $197.8 million during fiscal 1995 and an increase in the average rate paid on certificates of deposit to 5.84% during fiscal 1996 from 5.07% during fiscal 1995 as a result of depositors electing to invest in longer-term higher-yielding certificates of deposit. Interest expense on FHLB advances increased $1.8 million to $8.4 million in fiscal 1996 from $6.6 million in fiscal 1995. This increase was primarily the result of an increase of $21.9 million in the average balance of FHLB advances to $134.2 million during fiscal 1996 from $112.3 million during fiscal 1995. The new FHLB advances were obtained in an effort to fund asset growth and increase net interest income.

         Provisions for Loan Losses. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. WesterFed Financial made no additional provision for loan losses for the fiscal years ended June 30, 1996 and June 30, 1995. At June 30, 1996, WesterFed Financial had $715,000 of non-performing assets (representing 0.13% of total assets) compared to $573,000 at June 30, 1995 (representing 0.10% of total assets). At June 30, 1996, WesterFed Financial had allowance for loan losses to non-performing assets of 280.4% as compared to 350.4% at June 30, 1995. Management's evaluation of the adequacy of its loan loss reserves, the quality of the loan portfolio and economic conditions in Montana resulted in no additional provision for loan losses. Future additions to WesterFed Financial's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing loans are dependent upon the performance and composition of WesterFed Financial's loan portfolio, the economy, inflation, changes in real estate values and interest rates and the view of the regulatory authorities toward adequate reserve levels.

         Non-interest Income. Non -interest income increased $675,000 to $3.9 million in fiscal 1996 from $3.2 million in fiscal 1995. The $675,000 increase in non-interest income was primarily the result of increases in services fees, net gain on sale of loans and securities available for sale and other operating income of $358,000, $298,000 and $85,000, respectively, while loan origination fees decreased $66,000. The $358,000 increase in service fees was primarily the result of increases in checking fees and ATM transaction fees. The decrease in loan origination fees of $66,000 was the result of management's decision during the fiscal year to put into portfolio, rather than sell, a substantial amount of new loan production which results in the deferral, rather than immediate recognition, of loan origination fees.

         Non-interest Expense. Non-interest expense increased $1.2 million to $14.6 million in fiscal 1996 from $13.4 million in fiscal 1995. The $1.2 million increase in non-interest expense was primarily the result of increases in net occupancy expense of premises of $101,000, marketing and advertising of $103,000 and other operating expenses of $791,000. The increase in net occupancy expense of premises was primarily the result of adding one new branch facility in the Helena market area and the completion of a new office building in Hamilton which replaced the existing facility. The increase in marketing and advertising was related to the increased promotion of loan and deposit products. The increase in other operating expenses were primarily associated with the increased


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



costs of the new checking and ATM programs, costs incurred for the engagement of a consulting firm to assist in developing a long-term operations plan and the related subsequent restructuring and centralization of operations and a $126,000 write-off of the older, existing branch facility in Hamilton.

         Income Taxes. Income tax expense increased $83,000 to $2.6 million in fiscal 1996 from $2.5 million in fiscal 1995. The increase was the result of an increase in income before income taxes and cumulative effect of change in accounting for income taxes of $514,000 to $7.1 million in fiscal 1996 from $6.6 million in fiscal 1995, partially offset by a reduction in the effective state income tax rate for the fiscal year 1996.

Comparison of Operating Results for the Years Ended June 30, 1995 and June 30, 1994

         General. Net income decreased $1.1 million to $4.1 million for the fiscal year ended June 30, 1995 from $5.2 million for the fiscal year ended June 30, 1994. The decrease of $1.1 million in net income resulted from a decrease in non-interest income of $304,000, an increase in non-interest expense of $1.5 million and a decrease in the one-time benefit of a cumulative change in accounting for income taxes of $795,000. These decreases were partially offset by an increase of $1.3 million in net interest income and a decrease in income taxes of $208,000. Return on assets (ratio of net income to average total assets) before cumulative effect of change in accounting for income taxes declined to 0.76% for the fiscal year ended June 30, 1995 from 0.96% for the fiscal year ended June 30, 1994. The interest rate spread declined to 2.38% at June 30, 1995 from 2.80% at June 30, 1994. While the decline in interest rate spread had the effect of reducing net interest income, the increase in net interest income resulting from the increase in net interest-earning assets to $62.0 million at June 30, 1995 from $40.5 million at June 30, 1994 more than offset the negative effects of the decline in interest rate spread.

         Interest Income. Interest income increased $5.9 million to $37.8 million for the fiscal year ended June 30, 1995 from $31.9 million for the fiscal year ended June 30, 1994. This increase resulted from an increase in the average balance of interest earning assets of $82.2 million to $520.7 million during fiscal 1995 from $438.5 million during fiscal 1994.

         Interest earned on loans receivable increased $2.1 million due primarily to a $33.7 million increase in the average balance of loans receivable to $292.9 million during fiscal 1995 from $259.2 million during fiscal 1994, which was partially offset by the effect of a reduction in the average yield on loans to 7.92% during fiscal 1995 from 8.14% during fiscal 1994. The increase in the average balance of loans receivable was the result of continued loan production in excess of principal repayments and the sale and securitization of loans. The decline in yield was the result of new loans being originated at rates less than the average rate of those loans being repaid.

         Interest earned on mortgage-backed securities increased $2.1 million due primarily to a $30.0 million increase in the average balance of mortgage-backed securities outstanding to $137.4 million during fiscal 1995 from $107.4 million during fiscal 1994. The increase in average balance was the result of FHLB advances and funds received from the net proceeds of the stock conversion being invested in mortgage-backed securities.

         Interest earned on investment securities increased $1.2 million due primarily to a $16.5 million increase in the average balance of investment securities to $60.1 million during fiscal 1995 from $43.6 million during fiscal 1994. This increase in investment securities was generally the result of the investment of a portion of new FHLB advances.

         Interest earned on other interest-earning assets and cash surrender value of life insurance increased $474,000 due primarily to an increase in the average yield on other interest-earning assets to 5.17% during fiscal 1995 from 3.71% during fiscal 1994 as a result of an increase in interest rates.

         Interest expense. Total interest expense increased $4.6 million to $21.0 million in fiscal 1995 from $16.4 million in fiscal 1994 due to an increase in FHLB advances. Interest expenses on borrowed funds increased $4.7 million to $6.6 million in fiscal 1995 from $1.9 million in fiscal 1994. This increase was primarily the result of an increase of $73.8 million in the average balance of FHLB advances to $112.3 million during fiscal 1995 from $38.5 million during fiscal 1994. The new FHLB advances were obtained in an effort to fund asset growth and increase net interest income. Interest expense on deposits decreased $94,000 due to a $10.0 million decrease in the average balance of passbook deposits to $71.2 million for fiscal 1995 from $81.2 million for fiscal 1994, which was partially


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



offset by an increase in the average rate paid on certificates of deposit to 5.07% during fiscal 1995 from 4.94% during fiscal 1994.

         Provisions for Loan Losses. Western Bank made no additional provision for loan losses for the fiscal years ended June 30, 1995 and June 30, 1994. At June 30, 1995, Western Bank had $573,000 of non-performing assets (representing 0.10% of total assets) compared to $850,000 at June 30, 1994 (representing 0.16% of total assets). At June 30, 1995, WesterFed Financial had allowance for loan losses to non-performing assets of 350.4% as compared to 238.8% at June 30, 1994. Management's evaluation of the adequacy of its loan loss reserves, the quality of the loan portfolio and economic conditions in Montana resulted in no additional provision for loan losses.

         Non-interest income. Non-interest income decreased $304,000 to $3.2 million in fiscal 1995 from $3.5 million in fiscal 1994. The primary reason for the decline in non-interest income was a $417,000 decrease in gain on sale of loans, which was partially offset by an increase in fees and service charges of $18,000 and an increase of $95,000 in other non-interest income. The decline in gain on sale of loans was primarily related to a lower volume of loans sold to the secondary market resulting from an interest rate environment in fiscal 1995 that was generally higher than the prior year in which there was a record volume of loan originations. The increase in other non-interest income was primarily related to a non-recurring receipt of $66,000 in reserve funds associated with federal deposit insurance premiums paid by First Federal Savings and Loan Association of Billings, which merged with Western Bank in 1991.

         Non-interest expense. Non-interest expense increased $1.5 million to $13.4 million in fiscal 1995 from $11.9 million in fiscal 1994. Salaries and employee benefits increased $732,000 due primarily to an increase in health insurance premiums of $105,000, an increase in retirement plan expense of $273,000, which previously had been over-funded, and an increase of $267,000 in employee stock benefit plan expense because such plans were in effect for the full fiscal year 1995 as compared to one-half of fiscal 1994. Occupancy and equipment expense, data processing expense, marketing and advertising, and other operating expense increased $53,000, $23,000, $22,000 and $669,000, respectively. The increase in other operating expense was primarily the result of an increase in the Office of Thrift Supervision ("OTS") examination fees of $15,000, professional fees of $140,000 and a decrease of $475,000 in the deferral of expenses related to loans closed and not sold as a result of the decrease in the amount of loans closed in fiscal 1995 as compared to fiscal 1994. Federal insurance premium expense decreased $32,000 due to a decrease in deposit balances in fiscal 1995 as compared to fiscal 1994.

         Income Taxes. Income tax expense decreased $208,000 to $2.5 million in fiscal 1995 from $2.7 million in fiscal 1994. The decrease was the result of a decrease in income before income taxes and cumulative effect of change in accounting for income taxes of $514,000 to $6.6 million in fiscal 1995 from $7.1 million in fiscal 1994.

Interest Rate Risk Management

         In an attempt to manage its exposure to changes in interest rates, management closely monitors Western Bank's interest rate risk position. Western Bank has an Asset/Liability Management Committee consisting of certain members of senior management and two non-employee members of the Board of Directors (the "Board"). This committee meets to review Western Bank's interest rate risk position and makes recommendations for adjusting such position to the Board. In addition, the Board reviews on a quarterly basis Western Bank's interest rate risk position, including simulations of the effect on Western Bank's capital of various interest rate scenarios.

         Western Bank has an Investment Committee consisting of certain members of the senior management which meets at least monthly to review Western Bank's interest rate risk position using the OTS and Western Bank's internal model simulating the effect on Western Bank's capital in various interest rate scenarios. The Investment Committee makes recommendations for adjusting such position to Western Bank's Asset/Liability Management Committee. The Asset/Liability Management Committee reviews Western Bank's investments, mortgage-backed securities, loan portfolio, loan production, borrowed funds and deposit structure. The Committee also develops investment strategies and oversees the timing and implementation of transactions to assure attainment of Board objectives in the most effective manner.

         In managing its asset/liability mix, Western Bank, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, may place somewhat greater emphasis on maximizing its net interest margin than on more closely matching the interest rate sensitivity of its assets and liabilities in an effort to improve its net interest income
Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to negative effects which can result from sudden and unexpected increases in interest rates.

         To the extent consistent with its interest rate spread objectives, Western Bank attempts to reduce its interest rate risk and has taken a number of steps to more closely match the maturities of its assets and liabilities. Western Bank has focused its lending efforts on the origination for its portfolio of adjustable rate mortgages ("ARMs") and 15-year, fixed rate residential mortgages. At June 30, 1996, approximately $277.2 million, or 74.4% of Western Bank's one- to four-family residential loan and mortgage-backed securities portfolio, consisted of ARMs and 15 year or less fixed rate mortgages. Western Bank has increased its portfolio of consumer and other loans having terms to maturity that are significantly shorter than residential loans.

         In addition, depending on Western Bank's interest rate risk position, Western Bank also sells or converts to Federal Home Loan Mortgage Corporation ("FHLMC") participation certificates ("PCs") newly originated 30-year, fixed-rate residential loans. Western Bank securitizes such loans to limit credit risk and increase it's liquidity. Western Bank's policy is to carry FHLMC PCs created in this manner in its "available-for-sale" portfolio until a rising interest rate scenario or the need for liquidity dictates their sale.

         Additionally, since the mid-1980's, Western Bank has used interest rate exchange (i.e., "swap" and "cap") agreements to assist in synthetically extending the life of interest-bearing liabilities. Under Western Bank's current investment policy, Western Bank may engage in swap and cap agreements with the FHLB of Seattle or certain investment firms listed in Western Bank's investment policy.

         At June 30, 1996, Western Bank was a party to seven interest rate exchange agreements, all of which were agreements with the FHLB of Seattle covering a total of $35.0 million in notional principal amounts. Historically, the swaps and caps have been used to reduce Western Bank's cost of funds during periods of high interest rates; however, in the interest rate environment experienced during most of fiscal 1996, these swaps and caps had the effect of increasing Western Bank's cost of funds. During fiscal 1996, the increase in the cost of funds attributable to these swaps and caps was $331,000. Western Bank's interest rate caps expire in 1997 and 1999.

         At June 30, 1996 Western Bank did not have any interest rate swap agreements in place.

         The Board of Directors reviews the level of interest rate risk management activity on a monthly basis. Currently, the Board of Directors has authorized management to engage in interest rate swaps and caps with notional principal of up to $108 million. An increase in this type of activity may result in a decrease in Western Bank's income in the future if interest rates do not rise significantly. See Note 14 of the Notes to WesterFed Financial Consolidated Financial Statements.

         OTS regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. The OTS has adopted, but temporarily postponed implementation until further notice, a final rule requiring every thrift institution with greater than "normal" interest rate exposure to take a deduction from their total capital available to determine if they meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater proforma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. At June 30, 1996, the latest date such information was available from the OTS, 2.0% of the present value of Western Bank's assets was approximately $11.2 million, which was less than the $15.8 million decrease in NPV resulting from a 200 basis point change in interest rates as calculated by the OTS. As a result, Western Bank would be required to make a deduction from total capital in the amount of $2.3 million in calculating its risk-based capital requirement had such rule been in effect on June 30, 1996. Based on Western Bank's excess risk-based capital of $39.9 million at June 30, 1996, notwithstanding this $2.3 million deduction from capital, Western Bank would continue to exceed its risk-based capital requirement. See Liquidity and Capital Resources.

         Western Bank's Asset/Liability Management Committee dictates acceptable limits on the amount of change in NPV given certain changes in interest rates. Presented below as of June 30, 1996, the latest date such information is available, is an OTS analysis of Western Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits. Assumptions used in calculating the amounts in this table are OTS assumptions.

      Change in                                     Actual at June 30, 1996
    Interest Rate          Board Limit                as Measured by OTS
    (Basis Points)          % Change        -----------------------------------
                                                 $ Change             % Change
-------------------------------------------------------------------------------
                                           (Dollars in Thousands)
         +300                 -35.0%             $(24,784)              -33.0%
         +200                 -25.0               (15,737)              -21.0
         +100                 -12.0               (7,478)               -10.0
          0                     0.0                   0                   0.0
         -100                 -12.0                5,600                  8.0
         -200                 -25.0                7,653                 10.0
         -300                 -35.0                7,711                 10.0


         As indicated in the table above, management has structured its assets and liabilities to attempt to control its exposure to interest rate risk. In the event of a 300 basis point change in interest rates, Western Bank would experience a 10.0% increase in NPV in a declining rate environment and a 33.0% decrease in a rising rate environment. During periods of rising rates, the value of monetary assets and monetary liabilities declines. Conversely, during periods of falling rates, the value of monetary assets and liabilities increases. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). The 33.0% decrease in NPV as a result of a 300 basis point increase in interest rates indicates that Western Bank is susceptible to a reduction in net interest income in a rising interest rate environment due to interest-bearing liabilities potentially repricing more rapidly than interest-earning assets.

         In evaluating Western Bank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

Liquidity and Capital Resources

         Western Bank's primary sources of funds are new deposits and the payment of principal and interest on loans, mortgage-backed securities and maturing investments. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, economic conditions and competition. In a period of declining interest rates, it is anticipated that mortgage prepayments would increase. As a result, these proceeds from mortgage prepayments would be invested in lower yielding loans or other investments which have the effect of reducing interest income. In a period of rising interest rates, it is anticipated that mortgage prepayments would decrease and the proceeds from such prepayments would be invested in higher yielding loans or investments which would have the effect of increasing interest income.

         Western Bank's liquidity, represented by cash and cash equivalents, is a result of its operations, investing and financing activities. These activities are summarized below for the fiscal years ended June 30, 1996, 1995 and 1994.


                                                                           For the Year Ended June 30,
                                                                     --------------------------------------
                                                                     1996             1995             1994
                                                                     ----             ----             ----

Net income................................................         $ 4,559          $ 4,128          $ 5,229
Adjustments to reconcile net income to net cash provided
 by operating activities..................................          14,998           24,430           26,377
                                                                   -------           ------           ------
   Net cash provided by operating activities..............          19,557           28,558           31,606
Net cash provided (used) by investing activities..........          (2,018)         (57,312)        (121,901)
Net cash provided (used) by financing activities..........         (19,614)          27,182           92,783
                                                                   -------           ------          -------
   Net increase (decrease) in cash and cash equivalents...          (2,075)          (1,572)           2,488
Cash and cash equivalents at beginning of period..........          15,374           16,946           14,458
                                                                  --------          -------         --------
   Cash and cash equivalents at end of period.............         $13,299          $15,374          $16,946
                                                                   =======          =======          =======


         The primary investing activities of Western Bank are the origination of loans and the purchase of investment and mortgage-backed securities. During the fiscal years ended June 30, 1996, 1995 and 1994, WesterFed Financial's loan originations totaled $165.5 million, $129.8 million and $214.4 million, respectively. Loan originations increased in the last fiscal year due to an increase in loan refinancing activity and an increase in commercial real estate loans and consumer loans resulting from an interest rate environment that was generally lower than the prior year and management's emphasis on increasing the commercial real estate and consumer loan portfolio.

         Purchases of mortgage-backed securities totaled $21.9 million, $21.5 million and $93.3 million for fiscal years ended June 30, 1996, 1995 and 1994, respectively. Purchases of investment securities totaled $36.2 million, $32.6 million and $29.2 million for the fiscal years ended June 30, 1996, 1995 and 1994, respectively.

         During the fiscal years ended June 30, 1996, 1995 and 1994, these activities were funded primarily by principal repayments on loans and mortgage-backed and investment securities and the maturity of investment securities and the sale of loans, mortgage-backed securities and investments totaling $232.3 million, $137.8 million and $226.9 million for the respective fiscal years.

         The major sources of cash flows from financing activities are deposits into savings accounts and additional borrowings. The major uses of cash flows from financing activities are withdrawals from savings accounts and payments on borrowings. For the fiscal year ended June 30, 1996 the net decrease in cash flows from financing activities was $19.6 million and a net increase of $27.2 million and $92.8 million for the fiscal years ended June 30, 1995 and 1994 respectively. In addition, in fiscal 1994, $39.5 million was received from the sale of stock in connection with the Conversion, net of offering costs. The net cash provided from these financing activities was used to offset the net cash used in investing activities.

         Western Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be waived at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is 5%. Western Bank's regulatory liquidity ratio was 9.3% at June 30, 1996.

         Western Bank's most liquid assets are cash and cash in banks and highly liquid, short-term investments. The levels of these assets are dependent on Western Bank's operating, financing, lending, and investing activities during any given period. At June 30, 1996, Western Bank's regulatory liquid assets totaled $35.0 million.

         Liquidity management for Western Bank is both a daily and long term function of WesterFed Financial's management strategy. Excess funds are generally invested in short-term investments such as FHLB certificates of deposit. If Western Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB of Seattle advances. At June 30, 1996, Western Bank had outstanding borrowings of $125.8 million, which include $124.6 million of FHLB advances and $1.6 million of collateralized mortgage obligations issued by Western Bank's finance subsidiary.

         At June 30, 1996, Western Bank had outstanding commitments to originate loans of $20.5 million, of which $18.7 million was at fixed interest rates. These loans are to be secured by properties located in its primary market areas. Western Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit scheduled to mature in one year or less from June 30, 1996 totaled $134.8 million.

         At September 30, 1996, Western Bank exceeded all of its capital requirements on a fully phased-in basis. The following table sets forth Western Bank's compliance with its capital requirements at September 30, 1996.


                                                                        At September 30, 1996
                                                                    -----------------------------
                                                                    Amount(1)             Percent
                                                                    ---------             -------
                                                                        (Dollars in Thousands)
Tangible Capital:
Capital level(2).....................................               $ 61,811               11.23%
Requirement..........................................                  8,258                1.50
                                                                    --------               -----
Excess...............................................                 53,553                9.73
                                                                    ========               =====
Core Capital:
Capital level........................................                 61,811               11.23
Requirement..........................................                 16,515                3.00
                                                                    --------               -----
Excess...............................................                 45,296                8.23
                                                                    ========               =====
Fully phased-in risk-based capital:
Capital level(3).....................................                 63,740               20.90
Requirement..........................................                 24,399                8.00
                                                                    --------               -----
Excess...............................................                $39,341               12.90%
                                                                    ========               =====

---------------
(1) Tangible and core capital levels are shown as a percentage of adjusted total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.
(2) Western Bank's investment in excludable subsidiaries is excluded for purposes of calculating regulatory capital.
(3)  Includes $2.0 million of general valuation allowances.

Impact of Inflation and Changing Prices

         The WesterFed Financial Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of WesterFed Financial's operations. Unlike most industrial companies, nearly all the assets and liabilities of WesterFed Financial are monetary in nature. As a result, interest rates have a greater impact on WesterFed Financial's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Dividends

         The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of Western Bank, tax considerations, industry standards, economic conditions, general business practices and other factors. WesterFed Financial's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, Western Bank, which are subject to regulations and Western Bank's continued compliance with all regulatory capital requirements. See Note 2 of the Notes to WesterFed Financial's Consolidated Financial Statements for information regarding limitations of Western Bank's ability to pay dividends to WesterFed Financial.

         VOTING SECURITIES AND PRINCIPAL HOLDERS OF WESTERFED FINANCIAL

         Stockholders of record as of the close of business on January __, 1997 will be entitled to one vote for each share of WesterFed Financial Common Stock then held. As of that date, WesterFed Financial had ________ shares of WesterFed Financial Common Stock issued and outstanding. The following table sets forth information regarding share ownership of: (i) those persons or entities known by management to beneficially own more than 5% of the WesterFed Financial Common Stock, (ii) WesterFed Financial's Chief Executive Officer and each other executive officer who made in excess of $100,000 during fiscal 1996 (the "Named Officers") and (iii) all directors and executive officers of WesterFed Financial and Western Bank as a group.

                                                                                        Shares
                                                                                      Beneficially    Percent
                               Beneficial Owner                                          Owned        of Class
                               ----------------                                          -----        --------
Principal Owners
----------------
WesterFed Financial Corporation Employee Stock Ownership Plan and Trust                  354,933         8.1%
110 East Broadway
Missoula, Montana  59802-4511(1)

John Hancock Mutual Life Insurance Company, et al.                                       390,000         8.9
John Hancock Place
P.O. Box 111
Boston, Massachusetts  02117(2)

J. J. Cramer & Co., et al.                                                               387,100         8.8
8th Floor
100 Wall Street
New York, New York  10005(3)

Named Officers and Directors and Executive Officers as a Group(4)
-----------------------------------------------------------------
Lyle R. Grimes, President and Chief Executive Officer(5)                                 128,136         2.9

Douglas G. Bardwell, Vice President and Secretary(6)                                      77,627         1.8

James A. Salisbury, Treasurer and Chief Financial Officer(7)                              66,330         1.5

Directors and executive officers of WesterFed Financial and Western Bank as a group      641,216        13.7
(13 persons)(8)
----------

(1) As reported in Amendment No. Two to a Schedule 13G dated January 29, 1996. The amount reported represents shares held by the Employee Stock Ownership Plan and Trust (the "ESOP"), 87,193 of which have been allocated to accounts of participants. First Bankers Trust Company, Quincy, Illinois, the trustee of the ESOP, may be deemed to beneficially own the shares held by the ESOP which have not been allocated to accounts of participants. Participants in the ESOP are entitled to instruct the trustee as to the voting of shares allocated to their accounts under the ESOP. Unallocated shares held in the ESOP's suspense account or allocated shares for which no voting instructions are received are voted by the trustee in the same proportion as allocated shares voted by participants.

(2) As reported in Amendment No. One to a Schedule 13G dated January 27, 1995 by John Hancock Mutual Life Insurance Company and certain of its subsidiaries, including John Hancock Advisers, Inc., a registered investment adviser, which reported sole voting and dispositive power as to 390,000 shares of the Common Stock held by two mutual funds for which it acts as investment adviser.

(3)  As reported in Amendment  No. Five to a Schedule 13D dated July 17, 1996 by
     J. J. Cramer & Co. ("JJCC"), Cramer Partners, L.P. ("CPLP"), James J. Cramer, Karen L. Cramer and Cramer Capital Corporation ("CCC"). JJCC, CPLP and CCC reported sole voting and dispositive power as to 387,100 shares and James and Karen Cramer reported shared voting and dispositive power as to such shares. Mr. Cramer is President of JJCC and CCC. CCC is the general partner of CPLP.

(4)  The  address  of each  Named  Officer  is the  same  as  that of  WesterFed
     Financial.

(5) Includes 43,514 shares held directly, 905 shares held in a custodial account for a minor child, 3,759 shares allocated to the account of Mr. Grimes under the ESOP, 23,514 shares, subject to restriction, awarded pursuant to the RRP over which Mr. Grimes has voting and no dispositive power and 56,444 shares subject to currently exercisable options granted pursuant to the 1993 Stock Option and Incentive Plan (the "Stock Option Plan"). Excludes options to purchase 70,000 shares which are not exercisable within 60 days of _______, 1997.





(6) Includes 28,982 shares held directly, 1,414 shares held by Mr. Bardwell's spouse, 3,601 shares allocated to the account of Mr. Bardwell under the ESOP, 2,316 shares held in a custodial account for a minor child, 11,314 shares, subject to

                                       119

     restriction, awarded pursuant to the RRP over which Mr. Bardwell has voting and no dispositive power and 30,000 shares subject to currently exercisable options granted pursuant to the Stock Option Plan. Excludes options to purchase 14,366 shares which are not exercisable within 60 days of ________, 1997.

(7) Includes 16,062 shares held directly, 2,900 shares held in custodial accounts or by minor children, 5,000 shares held by a corporation of which Mr. Salisbury is a director and executive officer, 3,272 shares allocated to the account of Mr. Salisbury under the ESOP, 9,096 shares, subject to restriction, awarded pursuant to the RRP over which Mr. Salisbury has voting and no dispositive power and 30,000 shares subject to currently exercisable options granted pursuant to the Stock Option Plan. Excludes options to purchase 7,268 shares which are not exercisable within 60 days of _________, 1997.

(8) Amount includes shares held directly, as well as shares held jointly with family members, shares held in retirement accounts, shares allocated to the ESOP accounts of the group members, held in a fiduciary capacity or by certain family members, with respect to which shares the group members may be deemed to have sole or shared voting and/or dispositive power. Amount also includes an aggregate of 85,894 shares, subject to restriction, awarded pursuant to the RRP over which the holders have voting but no dispositive power and an aggregate of 298,341 shares subject to currently exercisable options granted under the Stock Option Plan. Amount excludes 91,634 shares subject to options which are not exercisable within 60 days of __________, 1997.

                              BUSINESS OF SECURITY

General

         Security, whose principal office is maintained at 219 North 26th Street, Billings, Montana, is a Montana corporation. On November 8, 1993, Security became the holding company of Security, formerly Security Federal Savings Bank through a holding company reorganization whereby Security Bank reorganized into a wholly owned subsidiary of Security.

         Security Bank, a federally chartered stock savings bank formed under the laws of the United States, is headquartered in Billings, Montana, and operates 16 full service offices in Montana. The main office and two branches of Security Bank are located in Billings and thirteen branch offices are located in Glasgow, Havre, Kalispell, Laurel, Malta, Missoula (2), Plentywood, Bozeman, Sidney, Butte, Lewistown and Anaconda, Montana.

         On May 12, 1994, Security Bank purchased the assets and assumed the liabilities of the Butte branch of Montana Bank and the Anaconda and Lewistown branches of Bank of Montana. The acquisition of these branches gave Security Bank the opportunity to expand into three new markets in Montana. On January 16, 1996, Security Bank opened a new branch office located in Bozeman, Montana, bringing the number of full-service locations to 16.

         Security Bank was incorporated as a Montana chartered building and loan association in 1919. In 1932, Security Bank became a member in the FHLB system and in 1937, obtained deposit insurance from the Federal Savings and Loan Insurance Corporation (the "FSLIC"). Security Bank converted into a federally chartered mutual savings and loan association in 1966. Effective November 26, 1986, Security Bank converted to a federally chartered stock savings bank.

         Security Bank's principal business historically has been attracting deposits from the general public through its offices and using those deposits, together with other available funds, to make mortgage loans secured by residential and other real estate and to make consumer and other loans. In recent years, as a result of various factors, Security Bank has used a substantial portion of its available funds to purchase mortgage-backed securities and expand commercial and agriculture lending.

         Security Bank's largest market is the Billings, Montana metropolitan area. Billings and other areas in which Security Bank has offices have experienced considerable economic growth during fiscal years 1992 through 1996. See "Market Area and Conditions." Like most thrift institutions, Security Bank's earnings are highly sensitive to changes in market interest rates. See "Asset/Liability Management."

         Security Bank's deposit accounts are insured by the SAIF and BIF of the FDIC. Security Bank is a member of the FHLB of Seattle and is subject to comprehensive supervision, regulation and examination by the OTS. It is also subject to regulations of, among others, the FDIC regarding insurance of accounts, activities of subsidiaries and certain other matters, the Federal Housing Finance Board regarding membership in the FHLB of Seattle, and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters. See "Regulation."

         Security Bank has a subsidiary service corporation, S.F.S. Industries, Inc. ("SFS"), which was formed in 1984. SFS engages in real estate rental and securities brokerage activities. See "Subsidiary."

         Security Bank's revenues are derived principally from interest received on real estate and other loans and mortgage-backed securities and, to a lesser extent, from loan origination and other fees and from earnings on investment securities. The operations of savings institutions in general are materially affected by general economic conditions, the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds. The results of operations of savings banks depend to a large extent on the level of their "net interest income" (the difference between interest earned on loans, mortgage-backed securities and investments and the interest paid on deposits and borrowings). See "Yields Earned and Rates Paid." Even though the relative dollar amounts of interest income and expense greatly exceed the amount of non-interest income and expense, Security Bank's earnings are also significantly affected by non-interest income and expense.

Asset/Liability Management

         One of the primary objectives of Security Bank's management in recent years has been to restructure Security Bank's balance sheet to reduce its vulnerability to changes in interest rates. Savings banks generally suffer from a mismatch in the repricing and pricing mechanisms of their assets and liabilities, with mortgage loan assets tending to be of a much longer term than deposits, the primary liabilities of savings banks. In periods of rising interest rates, this mismatch renders savings banks vulnerable to increases in costs of funds that outstrip increases in returns on loans resulting in a decrease in interest rate spread.

         Various strategies may be used to shorten the effective life of mortgage loans and other assets, and to lengthen the effective life of liabilities. Security Bank has actively promoted the origination of single-family (consisting of one to four separate dwelling units) residential loans which provide for periodic interest rate adjustments to coincide with changes in indices of market rates ("ARMS") and other loans with adjustable rate features or shorter terms.

         Security Bank also decided to increase its investment in adjustable rate mortgage-backed securities to increase its yield on interest-earning assets, to meet then current and prospective qualified thrift lender tests and to better match the repricing of its interest-earning assets as compared to its interest-bearing liabilities. With yields on adjustable rate mortgage-backed securities at very low levels, Security Bank decided, in the years ended June 30, 1993 and 1994, to invest in fixed-rate mortgage-backed securities with short to intermediate term weighted average lives. In the years ended June 30, 1994 through 1996, the economy in most of Security Bank's market areas was strong and loan demand high. Management, therefore, committed the resources to enlarge its lending department and, as a result of this and the addition of the five new branches, net loans receivable increased to $184.9 million at June 30, 1996. See "Security - Management's Discussion and Analysis of Financial Condition and Results of Operations - Changes in Financial Condition, June 30, 1995 to June 30, 1996." Security Bank's current originations of 30-year fixed-rate residential mortgage loans are generally originated with the intent of their resale in the secondary market, however, loans with 15-year maturities may be originated for Security Bank's portfolio.

         Security Bank also engages in commercial and multifamily real estate lending and consumer and other lending. Commercial and multi-family real estate lending is generally shorter term and, in recent years, more rate sensitive than single-family residential lending. Consumer lending is generally shorter term and, although usually fixed-rate, generally bears higher interest rates.

         The ability of Security Bank to originate loans for its portfolio with interest rate sensitivities or repricing mechanisms more nearly matching those of its liabilities may be limited by economic factors, demand and the general level of interest rates. Increases in such rates could significantly reduce the number of loans, including ARMs, which could be originated by Security Bank during high interest rate periods. Thus, because a portion of Security Bank's loan and mortgage-backed securities portfolios presently consist of loans with interest rates which do not have adjustment features or fluctuate with market interest rates, Security Bank will remain vulnerable to future increases in such rates which, if significant and prolonged, could have a material adverse effect. Moreover, interest rate decreases generally can affect Security Bank's ability to originate ARMs.

         The effect on net interest income (expense) of changes in interest rates and in the amounts of interest-earning assets and interest-bearing liabilities is shown in the following table. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by previous rate), (2) changes in rates (changes in rate multiplied by previous volume) and (3) change in rate/volume (change in rate multiplied by the change in volume).

                                          Year Ended June 30, 1996 vs. 1995
                                      ------------------------------------------
                                             Increase (Decrease) Due to
                                        Rate       Volume   Rate/Volume  Total
                                        ----       ------   -----------  -----
                                                     (In thousands)
Income from interest-earning
  assets:
  Loans.............................  $   331     $ 2,283      $ 66     $ 2,680
  Mortgage-backed securities........      205      (1,569)      (27)     (1,391)
  Investment securities.............      (40)       (330)        5        (365)
  Other interest-earning assets.....       39          99        (5)        133
                                      -------     -------      ----     -------
    Total interest income...........      535         483        39     $ 1,057
                                      -------     -------      ----     -------
Expense of interest-bearing
  liabilities:
  Deposits..........................    1,551         429       (22)      1,958
  FHLB borrowings and advances......      143        (350)      (27)       (234)
  Securities sold under repurchase
    agreements......................       19         214         3         236
                                      -------     -------      ----     -------
     Total interest expense.........    1,713         293       (46)      1,960
                                      -------     -------      ----     -------
     Net interest income increase
       (decrease)...................  $(1,178)    $   190      $ 85     $  (903)
                                      =======     =======      ====     =======

                                          Year Ended June 30, 1995 vs. 1994
                                      ------------------------------------------
                                             Increase (Decrease) Due to
                                        Rate       Volume   Rate/Volume  Total
                                        ----       ------   -----------  -----
                                                     (In thousands)
Income from interest-earning
  assets:
  Loans.............................  $  353      $ 3,641     $  177    $ 4,171
  Mortgage-backed securities........     650        1,093         66      1,809
  Investment securities.............      17          542          6        565
  Other interest-earning assets.....     (95)          52         (9)       (52)
                                      ------      -------     ------    -------
    Total interest income...........  $  925      $ 5,328     $  240    $ 6,493
                                      ------      -------     ------    -------

Expense of interest-bearing
  liabilities:
  Deposits..........................     319        2,306         96      2,721
  FHLB borrowings and advances......     227          300         80        607
  Securities sold under repurchase
    agreements......................       2          248          5        255
                                      ------      -------     ------    -------
     Total interest expense.........     548        2,854        181      3,583
                                      ------      -------     ------    -------
     Net interest income increase
       (decrease)...................  $  377      $ 2,474     $   59    $ 2,910
                                      ======      =======     ======    =======

                                          Year Ended June 30, 1994 vs. 1993
                                      ------------------------------------------
                                             Increase (Decrease) Due to
                                        Rate       Volume   Rate/Volume  Total
                                        ----       ------   -----------  -----
                                                     (In thousands)
Income from interest-earning
  assets:
  Loans.............................  $ (458)     $ 1,666     $ (124)   $ 1,084
  Mortgage-backed securities........    (914)         239        (23)      (698)
  Investment securities.............    (112)          70         (5)       (47)
  Other interest-earning assets.....    (104)         (77)        (5)      (186)
                                      ------      -------     ------    -------
    Total interest income........... $(1,588)     $ 1,898     $ (157)   $   153
                                     -------      -------     ------    -------

Expense of interest-bearing
  liabilities:
  Deposits..........................  (1,512)         496        (81)    (1,097)
  FHLB borrowings and advances......      43          415         52        510
  Securities sold under repurchase
    agreements......................      --           23         --         23
                                      ------      -------     ------    -------
     Total interest expense.........  (1,469)         934        (29)      (564)
                                      ------      -------     ------    -------
     Net interest income increase
       (decrease)...................  $ (119)     $   964     $ (128)   $   717
                                      ======      =======     ======    =======

Yields Earned and Rates Paid

         Security Bank's results of operations depend to a large extent on the level of its "net interest income." Net interest income depends upon the difference (referred to as the "interest rate spread") between the yield on Security Bank's loan, mortgage-backed securities and investment portfolios and interest-earning cash balances ("interest-earning assets") and the rates paid on its deposits and borrowings ("interest-bearing liabilities"). Net interest income is further affected by the relative amounts of Security Bank's interest-earning assets and its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. When the amount of interest-earning assets is less than the amount of interest-bearing liabilities, net interest expense may result even when the spread is positive. The greater the excess of interest-bearing liabilities over interest-earning assets, and the higher the weighted average rate borne by the interest-bearing liabilities, the greater the rate earned on interest-earning assets must be to attain the break-even point between interest income and interest expense. Security Bank's ratio of average interest-earning assets to average interest-bearing liabilities was 1.08 for the year ended June 30, 1994, 1.04 for the year ended June 30, 1995 and 1.02 for the year ended June 30, 1996.

         Average Balances and Average Rates Earned and Paid. The following table sets forth, for the periods indicated, information with regard to (i) average balances of assets and liabilities, (ii) the total dollar amounts of interest income on interest-earning assets and interest expense on interest-bearing liabilities, (iii) resulting yields or costs, (iv) net interest income, and (v) net interest spread. Nonaccrual loans have been included in the tables as loans carrying a zero yield. Significant loan origination fees and related costs are deferred and recognized as income using the interest method over the life of the loan.

                                                                              Year Ended June, 30,
                                          ------------------------------------------------------------------------------------------
                                                        1996                          1995                          1994
                                          ----------------------------- ----------------------------- ------------------------------
                                            Average   Interest            Average   Interest            Average   Interest
                                          Outstanding  Earned/  Yield/  Outstanding  Earned/  Yield/  Outstanding  Earned/  Yield/
                                            Balance     Paid    Rate(1)   Balance     Paid    Rate(1)   Balance     Paid    Rate(1)
                                            -------     ----    -------   -------     ----    -------   -------     ----    -------
                                                                            (Dollars in Thousands)
ASSETS:
Interest earning assets:
Investment securities.....................  $ 24,579   $ 1,590   6.47%    $ 29,592   $ 1,956    6.61%   $ 21,280   $ 1,391   6.53%
Mortgage-backed securities................   144,703     9,220   6.37      169,744    10,609    6.25     151,149     8,801   5.82
Loans(2)..................................   159,983    14,115   8.82      132,350    11,435    8.64      88,179     7,264   8.24
Other earning assets......................     6,258       417   6.67        5,317       284    5.34       6,469       336   6.81
                                            --------   -------   ----     --------   -------    ----    --------   -------   ----
     Total interest-earning assets........   335,523    25,342   7.55      337,003    24,284    7.19     267,077    17,792   6.70
Allowance for loan loss...................    (1,179)                       (1,148)                         (854)
Premises and equipment....................     8,982                         7,728                         6,210
Other Assets..............................    14,454                        13,017                         7,567
                                            --------                      --------                      --------
     Total assets.........................  $357,780                      $356,600                      $280,000
                                            ========                      ========                      ========

LIABILITIES AND
SHAREHOLDERS' EQUITY:
Interest bearing liabilities:
Interest bearing deposits.................  $269,298   $13,176   4.89%    $270,657   $11,219   3.88%    $209,352   $ 8,498   3.74%
Repurchase agreements.....................     9,100       515   5.66        5,940       278   4.68          418        23     --
FHLB Advances.............................    21,821     1,221   5.59       26,876     1,454   5.41       19,878       848   4.27
                                            --------   -------   ----     --------    ------   ----     --------   -------   ----
     Total interest-bearing liabilities...   300,219    14,912   4.97      303,473    12,951   4.12      229,648     9,369   3.79
Demand Deposits...........................    18,763                        18,493                        17,836
Other liabilities.........................     7,866                         5,280                         4,685
                                            --------                      --------                      --------
     Total liabilities....................   326,848                       327,246                       252,169
Shareholders' equity......................    30,932                        29,354                        27,831
                                            --------                      --------                      --------
     Total liabilities and Stockholders'
         equity...........................  $357,780                      $356,600                      $280,000   $ 8,423
                                            ========                      ========                      ========   =======
Net interest income.......................             $10,430                      $11,333
                                                       =======                      =======
Net interest spread.......................                       2.58%                         3.07%                          2.91%
                                                                 ====                          ====                           ====
Net yield on average earning assets.......                       3.11%                         3.37%                          3.19%
                                                                 ====                          ====                           ====

----------
(1) Yield rate calculations have been based on more detailed information than presented and therefore may not recompute exactly due to rounding.

(2)  Includes balances for loans held for sale.

         Ratios. The table below sets forth certain performance ratios of Security bank for the periods indicated.

                                                          Year Ended June 30,
                                             ---------------------------------------------
                                             1996      1995      1994       1993      1992
                                             ----      ----      ----       ----      ----
Return on assets (net income
 divided by average total assets).........   0.70%     0.77%     0.99%      0.97%     0.74%
Return on equity (net income
 divided by average equity)...............   8.26%     9.33%     9.92%      9.51%     7.60%
Equity-to-assets ratio (average
 equity divided by average total assets...   8.65%     8.25%     9.94%     10.17%     9.75%

Market Area and Conditions

         Security Bank's primary market area includes the Billings, Montana metropolitan area, as well as the areas surrounding its offices in Glasgow, Havre, Kalispell, Laurel, Malta, Missoula, Plentywood, Sidney, Butte, Lewistown, Anaconda and Bozeman, Montana. Billings is the largest city in Montana. Security Bank believes that at June 30, 1996 the population of the Billings metropolitan area was approximately 125,000. The State of Montana generally and Security Bank's market areas in particular experienced positive economic growth during fiscal years 1994, 1995 and 1996. Historically, the economy of Montana has, to a significant extent, been dependent upon agriculture, tourism, mining and energy-related activities and is affected by various factors, including agriculture prices and prices of oil and gas and other minerals. There can be no assurance that the economic conditions in Security Bank's market areas will not have an adverse impact on its future revenue and earnings prospects. Security
Bank does not currently have any loans made to oil and gas or mineral exploration or production enterprises.

Lending Activities

         General. Historically, Security Bank's primary source of income has been through its lending activities. Security Bank's interest income from loans receivable in fiscal years 1994, 1995 and 1996 was approximately 40.6%, 46.8% and 55.7%, respectively of total interest income.

         Security Bank's primary lending activity is the origination of loans secured by first liens on residential real estate. The mortgage loans made by Security Bank enable borrowers to purchase, refinance, construct upon or improve the property securing the loans. Substantially all of the loans underlying Security Bank's mortgage-backed securities portfolio were secured by first liens on existing single-family (one to four-unit) residential properties. Security Bank anticipates that its principal lending business will continue to be the origination of residential mortgage loans and indirectly through investment in mortgage-backed securities. However, more emphasis will be placed on origination of commercial, consumer and agricultural loans than has previously been the case.

         FIRREA effected substantial changes in applicable limitations on loans to one borrower by providing that the related statutory requirements applicable to national banks now apply to savings banks, such as Security Bank. In general, the FIRREA requirements provide that the total loans and extensions of credit by Security Bank to a customer outstanding at one time may not exceed 15% of Security Bank's unimpaired capital and unimpaired surplus, plus an additional 10% for loans and extensions of credit fully secured by readily marketable collateral. See "Regulation - Loans to One Borrower" below. The maximum amount of loans and extensions of credit which Security Bank could have made to any one borrower at June 30, 1996 was approximately $4.1 million, plus an additional $2.7 million of loans and other extensions of credit fully secured by readily marketable collateral.

         As of June 30, 1996, the largest amount outstanding to any single borrower or related group of borrowers was approximately $3.4 million. The second largest amount outstanding to any single borrower or related group at June 30, 1996 was approximately $3.0 million.

         At June 30, 1996, Security Bank had an aggregate of approximately $42.1 million of loans in excess of $500,000 outstanding to 37 borrowers. Excluding the largest loan, the average loan amount was $1,074,000 per borrower.

         Loan Portfolio Composition. The following table shows the composition of Security Bank's portfolio by type of loan at the dates indicated.

                                                                              At June 30,
                                  --------------------------------------------------------------------------------------------------
                                         1996               1995                 1994                1993               1992
                                  ------------------  ------------------  ------------------  ------------------  ------------------
                                   Amount    Percent   Amount    Percent   Amount    Percent   Amount    Percent   Amount    Percent
                                   ------    -------   ------    -------   ------    -------   ------    -------   ------    -------
                                                                        (Dollars in Thousands)
Real Estate Loans:
  One- to four-unit.............. $ 68,242     27%    $ 67,693     23%    $ 59,403     20%    $ 47,496     20%    $ 34,048     16%
  Over four units................   11,296      4       12,249      4       13,986      5       14,416      6       15,296      7
  Construction...................    2,553      1        2,967      1          682     --          313     --           --     --
  Commercial.....................   22,193      7       12,525      4        9,550      3       12,002      5       11,936      6
  Agricultural...................    6,020      2        4,390      1        3,519      1           --     --           --     --
  Mortgage-backed securities.....  131,256     41      145,616     50      180,395     60      153,339     67      148,418     69
                                  --------            --------            --------            --------            --------
   Total real estate loans and
     mortgage-backed securities..  241,560     --      245,440     --      267,535     --      227,566     --      209,698     --
  Agricultural...................   11,552      3        1,778      1        1,188     --           --     --           --     --
  Consumer loans.................   42,999      9       29,544     10       19,656      7        5,377      2        3,816      2
  Commercial loans...............   24,250      6       17,544      6       11,372      4          732     --          348     --
                                  --------    ---     --------    ---     --------    ---     --------    ---     --------    ---
   Total loans receivable and
     mortgage-backed securities..  320,361    100%     294,306    100%     299,751    100%     233,675    100%     213,862    100%

Less:
  Unearned discounts and loan
   origination fees..............      333                 322                 346                 384                 212
  Loans in process............... --------                  33                 767                 712                 270
  Allowance for loan losses......    1,181               1,156               1,139                 568                 555
                                  --------            --------            --------            --------            --------
    Net loans receivable, loans
     available-for-sale and
      mortgage-backed securities. $318,847            $292,795            $297,499            $232,011            $212,825
                                  ========            ========            ========            ========            ========

         The following table shows certain information regarding the maturity of loans (including loans underlying mortgage-backed securities) included in Security Bank's loan and mortgage-backed securities portfolios as of June 30, 1996.

                                                     Principal repayments contractually due in
                                 ---------------------------------------------------------------------------------
                                 1 Year         1-2         2-3          3-5        5-10        10-15    More than
                                 or Less       Years       Years        Years       Years       Years    15 Years      Total
                                 -------       -----       -----        -----       -----       -----    ---------     -----
                                                                     (in thousands)
Real estate loans and
mortgage-backed securities:
  Single-family residential
   (adjustable rate)........     $   116    $    100     $   456       $  984     $ 2,009    $  4,404     $93,169     $101,238
  Single-family residential
   (fixed rate).............       2,071      14,274       1,132       43,787       8,428      21,127       7,441       98,260
  Other residential.........         163          --          --          438       4,643       5,501         551       11,296
  Commercial................       1,232         396       1,461        2,327       6,173       8,449       2,155       22,193
  Construction loans........       1,683          --          91          171         290         266          52        2,553
  Agricultural loans........       1,114          25         250           54         871         253       3,953        6,020
                                 -------     -------     -------      -------     -------     -------    --------     --------
Total real estate loans and
mortgage-backed securities..       6,379      14,795       3,390       47,761      21,914      40,000     107,321      241,560
Consumer loans..............       8,689       4,055       6,396       17,913       5,176         575         195       42,999
Commercial loans............       8,212       2,889       2,722        5,018       2,294       2,753         362       24,250
Agricultural loans..........       7,982          86         653        2,046         695          90          --       11,552
                                 -------     -------     -------      -------     -------     -------    --------     --------
  Total.....................     $31,262     $21,825     $13,161      $72,738     $30,079     $43,418    $107,878     $320,361
                                 =======     =======     =======      =======     =======     =======    ========     ========

                                                                                     Total amount of principal repayments
                                                                                  contractually due on or after July 1, 1997
                                                                                  ------------------------------------------
                                                                                                (in thousands)
Fixed rate loans and mortgage-backed securities............................                        $150,520
Adjustable or floating rate loans  (includes approximately $75.8 million
of mortgage-backed securities).............................................                         138,579
                                                                                                   --------
     Total.................................................................                        $289,099

         Single-Family Residential Real Estate Lending. The majority of Security Bank's loans are secured by first liens on single-family residential structures, which are structures consisting of up to four separate dwelling units.

         Regulations permit federal savings banks to make or purchase ARMs, subject to certain limitations. Adjustable interest rates can cause payment increases which some borrowers may find difficult to make. Security Bank currently qualifies borrowers for ARMs at the rate of interest that would be in effect if the rate were the maximum permitted under the terms of the note following the first adjustment of the rate of interest, which could result in loans being made to borrowers who qualify at the qualifying rate but who would not qualify for the loan following one or more interest rate adjustments. Security Bank generally requires private mortgage insurance on all ARMs in which the amount of the loan at origination is in excess of 80% of the appraised value or purchase price of the real property securing the loan, whichever is less.

         Security Bank's single-family residential loan contracts historically provided for fixed rates of interest and for repayment of principal over 30 years or less. Security Bank's fixed-rate single-family residential loans have normally remained outstanding for much shorter periods because the borrowers have prepaid the loans in full upon sale of the security property or upon refinancing the original loan. Security Bank believes that the average life of its loans tends to increase during high interest rate periods due to reduced levels of single-family residence sales and refinancings.

         Security Bank is currently offering fixed-rate loans for 15 or 30 year terms. Security Bank's policy is to sell substantially all of its current originations of 30 year conventional fixed-rate single-family loans. Such loans primarily are sold with servicing released to various investors. Security Bank's 30-year fixed-rate FHA-insured and VA-guaranteed mortgage loans are originated on a forward commitment basis and are sold in the secondary market with servicing released, primarily to mortgage bankers. See "Sale and Servicing of Loans."

         Security Bank is permitted to lend up to 100% of the appraised value of the single-family residential real property securing a loan ("loan-to-value ratio"). However, it is Security Bank's policy generally not to lend more than 95% of the appraised value in the case of first-lien loans, and Security Bank's policy varies depending on the type of loan. Under Security Bank's current lending policies, owner-occupied, one-to-two-family residential loans may be made up to 95% of the purchase price or appraised value of the property, whichever is less. Owner-occupied, one- to four-family residential loans are generally required to have private mortgage insurance when the loan-to-value ratio is over 80%. Insurance in the amount of 20% of the loan is generally required with loan-to- value ratios between 80% and 95%. Additional limitations on maximum loan amounts and loan-to-value ratios apply to loans on properties that have characteristics that may affect marketability, such as properties with subdivision restrictions, properties with cisterns, rural properties, second homes and vacation homes.

         Security Bank also makes home equity loans on owner-occupied property for home improvement, debt consolidation and other purposes. For home improvement loans, the maximum loan-to-value ratio under Security Bank's general practice is 85% of the value of the property.

         In addition to first lien mortgage loans, Security Bank also provides interim financing for construction of one-to-four-family residential housing. Under current policies, such construction loans may be made for an initial six to nine month period in an amount up to 80% of the appraised value of the completed property with interest paid on a monthly basis by the borrower. Under current policies, a construction loan may be renewed for no more than an additional nine months. Construction loans are reviewed prior to the approval of an extension request to insure that Security Bank is adequately collateralized and the borrower has a reasonable plan to repay the loan within the extension period. Generally, construction loans are made only to experienced home builders or individual borrowers who have employed third-party general contractors to construct their residence and have qualified for permanent financing with Security Bank.

         Although Security Bank may originate or purchase whole loans or loan participations secured by real estate located anywhere in the United States, it generally limits its lending to the State of Montana.

         Conventional residential mortgage loans originated by Security Bank contain a "due-on-sale" clause providing that the unpaid balance may be declared due and payable upon the sale of the mortgaged property. It is the policy of Security Bank to enforce due-on-sale clauses vigorously whenever such enforcement is consistent with applicable law. In connection with FHA-insured loans, however, assumptions will not be permitted if the contract of sale is executed less than 12 months (or as stated in the FHA trust indenture) after either the date that the mortgage was executed or the date of a prior transfer of the mortgaged property, unless the buyer satisfies FHA's credit requirements. Security Bank's conventional loans are assumable only with its prior consent. Security Bank's current policy is to permit assumption of conventional loans only where the interest rate is increased to the market rate, the borrower qualifies for the loan and pays an assumption fee.

         Multi-Family Residential Lending. Security Bank's residential lending activities also include loans secured by liens on multi-family residential structures, which are structures consisting of over four separate dwelling units.

         Multi-family residential structures are generally income producing properties. Security Bank's multi-family residential lending activity includes loans for the purchase or refinance of multi-family residential structures and loans for the construction of such structures. Security Bank's current policy is that loans on multi-family residential structures may be made up to 75% of appraised value or purchase price, whichever is less. Underwriting guidelines require that the stabilized net operating income of the project be equal to at least 120% of the annual debt service for the loan. Loans on multi-family residential structures in recent years have been primarily with adjustable interest rates for terms up to 30 years or fixed rate financing on loans fully amortized over 15 years.

         Commercial Real Estate Lending. Security Bank also makes loans for the purchase, refinance or construction of commercial real estate structures, including office buildings, small shopping centers, warehouses and motels. Commercial real estate loans originated in recent years are usually made on an adjustable rate basis, and under current lending policies may be made up to 75% of appraised value. Exceptions to this policy are generally restricted to the sale of Security Bank's real estate owned or loans issued under the SBA's 504(B) program. Under this program, the borrower's down payment may be as little as 10%. In this program, Security Bank funds 50% of the acquisition price with the SBA guaranteed loan financing 40% of the acquisition price in a subordinated position. While the borrower's equity contribution is limited to 10%, Security Bank's loan to value ratio does not exceed 50%. In general, total investments in nonresidential real estate loans may not exceed 400% of a federally chartered savings institution's capital.

         Agricultural Real Estate Lending. The majority of Security Bank's agricultural real estate loans are secured by first liens on farm and ranch land located within the State of Montana. Security Bank's current policy is that loans on agricultural land may be made up to 65% of the appraised value or purchase price, whichever is less. Underwriting guidelines require that the cash flow generated by the borrower must be 110% to 125% of the annual debt service, depending on the leverage position of the borrower. Loans secured by agricultural land are adjustable rate loans tied to the two, three, or five year treasury constant maturity index plus a margin established by management. The loans are amortized up to twenty years.

         Consumer Lending. Security Bank is permitted to make both secured and unsecured consumer loans for any personal or household purpose and loans reasonably incident to personal or household purposes. In general, loans made under these investment powers, together with investments in corporate debt securities and commercial paper, may not exceed 30% of a federally chartered savings institution's total assets.

         Security Bank offers a variety of consumer loans, including personal, savings account, automobile, home improvement and home equity loans. Consumer loans are generally made on a fixed-rate basis for a maximum term of five years. Although consumer loans are made on a fixed-rate basis, they usually are for a shorter term (generally five years or less) and provide for a higher interest rate than real estate loans. Consequently, Security Bank retains consumer loans in its portfolio to better match the maturities and repricing mechanisms of its assets and liabilities.

         Commercial and Agricultural Lending. Security Bank is permitted to make secured and unsecured loans for commercial, corporate, business and agricultural purposes, including issuing letters of credit and engaging in inventory financing and commercial leasing activities. Security Bank's total investment in such loans is limited such that at any one time it generally may not exceed 10% of assets, as defined in OTS regulations.

         Loan Underwriting. In the loan approval process, Security Bank personnel assess the borrower's ability to repay the loan and the adequacy of the proposed security in view of the amount and type of the loan and the cash flow. Cash flow is the difference between the borrower's monthly gross income less payments for taxes and all fixed monthly obligations including the loan repayment. Security Bank's loan origination personnel are full time employees of Security Bank and are paid on a salary or commission basis. In the case of commissioned loan officers, processing and loan underwriting are handled by separate personnel. Potential borrowers must submit a written and signed financial statement or application together with any appropriate documentation required by Security Bank for the respective loan types. As part of the loan approval process for the majority of real estate loans, outside appraisers inspect and appraise the property that would secure the loan. Appraisals must conform with Security Bank's appraisal policies. Security Bank personnel obtain information concerning the income, financial condition, employment and credit history of the applicant. Loans must be approved by various levels of management depending upon the amount and type of the loan. Under current policies, Security Bank's Internal Loan Committee, which is comprised of Security Bank's President and Loan Department Managers, must approve all loans over $250,000. All loan commitments over $500,000 must be approved by Security Bank's Director Loan Committee, which consists of three directors of Security Bank. Title insurance is generally required on all real estate loans and, except for equity loans on owner-occupied residential property, such insurance must include extended coverage. Fire and casualty insurance is also required on most real estate loans, with coverage up to the amount of the loan.

         Sale and Servicing of Loans. In addition to originating and purchasing loans for its loan portfolio, Security Bank participates in secondary mortgage market activities by selling whole loans to FHLMC, FNMA and various institutional purchasers. Currently, Security Bank sells substantially all of its new originations of 30 year fixed-rate loans to institutional purchasers with servicing released. The sale of loans may generate income or loss at the time of sale and provide funds for additional lending and other purposes. Security Bank sold loans in aggregate amounts of approximately $40.7 million, $19.8 million, and $42.7 million during fiscal years 1996, 1995, and 1994, respectively.

         At June 30, 1996, Security Bank had no mandatory commitments to sell loans.

         In some cases, loans are sold and Security Bank retains responsibility for collecting and remitting loan payments, inspecting the properties, making certain insurance and tax payments on behalf of borrowers and otherwise servicing the loans, and receives a fee for performing this service. Security Bank was servicing mortgage loans for others in the amount of $73.2 million at June 30, 1996.

         The marketability of loans, loan participations and mortgage-backed securities depends on the purchasers' investment limitations, general market and competitive conditions, mortgage loan demand and other factors.

         Security Bank sells mortgage loans and loan participations for cash proceeds equal to amounts which yield rates based upon the current market rate. Gain or loss is recognized at the time of sale based upon the net present value of expected amounts to be received or paid resulting from the difference between the contractual interest rates and the yield rate agreed to be paid to the buyer. Excluded from that difference in determining the gain or loss is an amount equal to the present value of the estimated servicing cost plus a reasonable profit.

         Interest Rates, Points and Fees. Interest rates charged by Security Bank on loans are affected principally by the demand for such loans and the supply of money available for lending purposes. These factors are in turn affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies, and governmental budgetary matters.

         In addition to the interest earned on loans, Security Bank charges fees for originating loans and making loan commitments, loan prepayments, loan modifications, late payments, changes of property ownership and other miscellaneous services. The income realized from such fees varies with the volume of loans made or prepaid, and the rates of fees vary from time to time depending on the supply of funds and other competitive conditions in the mortgage markets.

         Asset Classification. Federal regulations require savings banks to review their assets and to classify them as "substandard," "doubtful" or "loss," if warranted. If an institution's examiner concludes that the existing aggregate valuation allowances established by the institution for assets classified as substandard or doubtful are inadequate, the examiner will determine the need for, and extent of, any increase necessary in the institution's general allowances for loan losses, subject to review by the institution's OTS District Director or his designee. An institution may either establish a specific valuation allowance for assets classified as a loss equal to 100% of the amount classified or charge off such amount, in either case adversely affecting regulatory capital. The regulation also has an asset classification category entitled "assets deserving special mention." This category includes those assets that do not justify a classification of substandard, but do possess credit deficiencies or potential weaknesses that, if not corrected, could weaken such assets and increase risk in the future. The regulation requires institutions to classify their assets themselves and to establish prudent general valuation allowances in accordance with generally accepted accounting principles. Moreover, an institution is required to set aside adequate valuation allowances to the extent an affiliate possesses assets that pose a risk to the institution. In addition, institutions are required to establish liabilities for off-balance sheet items, such as letters of credit, when a loss becomes probable and estimable. Finally, the regulation requires an institution's examiner to consider the system of internal controls employed by the institution in classifying its assets and to examine both the classified assets and the allowances for loan losses established by the institution pursuant to the self-classification procedure. An institution's failure to classify its assets in a reasonable manner and to establish appropriate valuation allowances will be considered by the examiner and the District Director in determining the amount of valuation allowances to be established by the institution.

         The following table sets forth a breakdown of the allowance for loan losses.

                                                         Percent of loans
Balance at June 30, 1996                                 in each category
  Applicable to                        Amount             to total loans
                                       ------            ----------------
Real estate.............             $  388,710                 58%
Commercial..............                203,681                 13
Agricultural............                131,788                  6
Consumer................                456,687                 23
                                     ----------                ---
                                     $1,180,866                100%
                                     ==========                ===

         The following table provides an analysis of loss experience as of the dates indicated.

                                                                             At June 30,
                                              -----------------------------------------------------------------------
                                                 1996            1995           1994            1993           1992
                                                 ----            ----           ----            ----           ----
Balance at beginning of year................  $1,156,393      $1,138,942     $  568,195       $555,468       $445,093

Chargeoffs:
  Real estate...............................          --              --             --             --             --
  Commercial................................      10,402           2,983             --             --             --
  Agriculture...............................          --              --             --             --             --
  Consumer..................................      94,604          21,591         10,082            807         11,008
                                              ----------      ----------     ----------       --------       --------
                                                 105,006          24,574         10,082            807         11,008
Recoveries:
  Real estate...............................          --              --             --             --             --
  Commercial................................       2,411           2,983             --             --             --
  Agriculture...............................          --              --             --             --             --
  Consumer..................................       7,069           9,042            829          2,905          2,993
                                              ----------      ----------     ----------       --------       --------
                                                   9,479          12,025            829          2,905          2,993

Net charge-offs.............................      95,527          12,549          9,253        (2,098)          8,015
Provision charged to expense................     120,000          30,000         80,000         10,629        118,390
Acquired reserves...........................          --              --        500,000             --             --
                                              ----------      ----------     ----------       --------       --------
Balance at end of year......................  $1,180,866      $1,156,393     $1,138,942       $568,195       $555,468
                                              ==========      ==========     ==========       ========       ========
Ratio of net charge-offs during the year
  to average loans outstanding during
  the year..................................      0.0571%         0.0095%        0.0095%       -0.0029%        0.0122%

         The following table sets forth non-accrual loans, accruing loans past due 90 days or more, restructured loans (loans which are "troubled debt restructurings" under Statement of Financial Accounting Standards No. 15), and loans made to facilitate the sale of property acquired in settlement or foreclosure of delinquent loans as of the dates indicated.

                                                                             At June 30,
                                                 ------------------------------------------------------------------
                                                 1996            1995           1994            1993           1992
                                                 ----            ----           ----            ----           ----
                                                                    (In thousands except percents)
Total non-performing assets.................     $668            $425           $843           $1,948         $3,263
  Reserves as a percentage of total loans...     0.62%           0.78%          0.95%            0.71%          0.85%
  Reserves as a percentage of non-
    performing assets.......................      177%            272%           135%              29%            17%

  Non-accrual loans.........................     $378            $176           $ 57           $   17         $  395
  Accruing loans contractually
    past due 90 days or more................       79              --             --               --             --
  Restructured loans........................      268             303            335              522          2,869
  Loans to facilitate.......................       --             355            365              374          4,195
                                                 ----            ----           ----           ------         ------
    Total...................................     $714            $834           $757           $  913         $7,459
                                                 ====            ====           ====           ======         ======
   Percent of total assets..................     0.19%           0.24%          0.22%            0.34%          2.97%

         Restructured loans and loans to facilitate at June 30, 1996 included approximately $11,000 of commercial real estate loans. Also included in restructured loans and loans to facilitate at June 30, 1996 was an approximate $257,000 secured loan by multi-family structures. At June 30, 1996 there were eleven loans on non-accrual status totaling approximately $378,000.

         It is the policy of Security Bank to discontinue accruing interest on loans when payments have not been received after a predetermined number of days or when the loan account is in the process of being restructured or renegotiated. The principal is placed in non-accrual status but no part of the loan is charged to the reserve at this time. Any accrued interest receivable is reversed against interest income. The amount of foregone interest income is tracked and is recognized as income only after payment is received.

         The following table sets forth, as of the dates indicated, information regarding delinquent loans.

                                                At June 30,
                             -------------------------------------------------
                             1996       1995       1994       1993        1992
                             ----       ----       ----       ----        ----
                                              (in thousands)
Loans delinquent for:
   60-89 days.............   $530       $207       $265       $  35       $ 82
   90 or more days........    260        176         57          17        395
                             ----       ----       ----       -----       ----
Total.....................   $790       $383       $322       $  52       $477
                             ====       ====       ====       =====       ====

         The following table sets forth, as of the dates indicated, the amounts of foreclosed real estate held by Security Bank.

                                                At June 30,
                             -------------------------------------------------
                             1996       1995       1994       1993        1992
                             ----       ----       ----       ----        ----
                                              (in thousands)
Foreclosed real estate....    $ 7        $ 1       $ --       $ 61       $2,122

Deposits and Other Sources of Funds

         General. Savings and other types of deposit accounts have traditionally been a principal source of Security Bank's funds for use in lending and for other general business purposes. In addition to deposits, Security Bank derives funds from loan repayments, whole loan and loan participation sales, FHLB advances and other borrowings. Scheduled loan payments traditionally have been a relatively stable source of funds, while loan prepayments and deposit flows tend to vary widely. Borrowings may be used on a short-term basis to compensate for seasonal reductions in deposits or inflows at less than projected levels and may be used on a longer term basis to support lending activities. Deposit flows are affected by the rates of interest offered for deposits in savings institutions relative to competing investments. The availability of funds from loan sales is influenced by general market interest rates.

         Deposits. Security Bank offers a number of different types of deposit accounts including savings accounts and a variety of fixed-term certificate accounts with different maturities and rates. Security Bank also offers a non-interest bearing, free checking account and NOW and money market deposit accounts that have minimum balance requirements or service charges if these requirements are not met.

         Deposits in Security Bank decreased $1.7 million from June 30, 1995 to June 30, 1996, decreased $2.8 million from June 30, 1994 to June 30, 1995, and increased $87.5 million from June 30, 1993 to June 30, 1994 (including $88.8 million of deposits assumed in the May 1994 branch acquisition).

         Security Bank does not currently solicit brokered deposits.

         Traditionally, a relatively small amount of Security Bank's depositors have resided outside of Montana. Deposits are not solicited outside the state. At June 30, 1996, accounts held by out-of-state depositors totaled approximately $12.4 million, or approximately 4.3% of Security Bank's total deposits.

         The following table sets forth the dollar amount of various types of deposit accounts at the dates indicated.

                                                                                   At June 30,
                                                       ------------------------------------------------------------------
                                                       1996           1995            1994           1993            1992
                                                       ----           ----            ----           ----            ----
                                                                             (in thousands)
No minimum term:
  Savings accounts...........................        $ 46,016       $ 48,760        $ 62,297       $ 35,699        $ 32,449
  Checking/NOW accounts......................          52,578         50,733          48,285         23,952          22,054
  Money market savings and
    checking accounts........................          18,134         16,806          15,547          5,941           6,640
                                                     --------       --------        --------       --------        --------
   Total no minimum term.....................         116,728        116,299         126,129         65,592          61,143
                                                     --------       --------        --------       --------        --------
Fixed term:
  3 month certificates.......................           2,777         11,971          11,487            762           1,226
  6 month certificates.......................          21,921         18,725          20,904         13,266          15,483
  1 year certificates........................          60,674         65,197          69,626         74,982          82,260
  2 year certificates........................          27,373         23,198          19,252         13,262          14,099
  3 year certificates........................          20,712         21,086          10,365          8,678           8,243
  5 year certificates........................           4,361         10,633           7,076          5,883           5,357
  Negotiated rate
    certificates ............................           9,235          9,502           9,991         10,523          12,480
  IRA/KEOGH accounts.........................          25,438         14,322          19,047         19,767          18,510
                                                     --------       --------        --------       --------        --------
   Total fixed-term (1)......................         172,491        174,634         167,748        147,123         157,658
                                                     --------       --------        --------       --------        --------
      Total deposits.........................        $289,219       $290,933        $293,877       $212,715        $218,801
                                                     ========       ========        ========       ========        ========

(1) Certificates of deposit in excess of $100,000 or more were approximately $18,163,000, $20,170,000, $17,445,000, $16,502,000 and
         $17,963,000 at June 30, 1996, 1995, 1994, 1993, and 1992, respectively.

         The following table presents by various interest rate categories the amounts of Security Bank's time deposits at June 30, 1996, which mature during the periods indicated.

                                          Year ended June 30,
                       --------------------------------------------------------
   Stated Rate           1997             1998           1999        Thereafter
   -----------           ----             ----           ----        ----------
                                            (in thousands)
 Under 3%              $     27              --             --             --
 3.00% to  3.99%            233              --             --             --
 4.00% to 4.99%          13,879         $ 1,175         $  118         $   25
 5.00% to 5.99%          82,197           9,647          4,685          1,004
 6.00% to 6.99%          18,523           9,393          3,216          2,903
 7.00% to 7.99%           8,856          13,615            526          2,240
 8.00% and over              61             168             --             --
                       --------         -------         ------         ------
     Total             $123,776         $33,998         $8,545         $6,172
                       ========         =======         ======         ======

         The following table presents the amounts of time deposits, by various interest rate categories at the dates indicated.

                                                               At June 30,
                                ----------------------------------------------------------------------------
                                1996            1995              1994              1993              1992
                                ----            ----              ----              ----              ----
                                                             (in thousands)
 Under 3%                     $     27              --                --                --                --
 3.00% to 3.99%                    233        $     24          $ 69,085          $ 17,685          $  3,440
 4.00% to 4.99%                 15,197          17,390            56,297            82,075            53,512
 5.00% to 5.99%                 97,533          66,567            31,712            21,557            38,131
 6.00% to 6.99%                 34,035          64,883             8,245            17,195            42,453
 7.00% to 7.99%                 25,237          25,559             1,836             6,495            16,015
 8.00% and over                    229             211               573             2,116             4,107
                              --------        --------          --------          --------          --------
     Total                    $172,491        $174,634          $167,748          $147,123          $157,658
                              ========        ========          ========          ========          ========

         Borrowings. The FHLB System functions in a reserve capacity for savings banks and other member institutions. As a member, Security Bank is required to own capital stock in the FHLB of Seattle and is authorized to apply for advances from the FHLB on the security of that stock and certain of its real estate secured loans and other assets. Such borrowings may be made pursuant to different credit programs offered from time to time by the FHLB of Seattle. Each credit program has its own interest rate, which may be fixed-rate or variable-rate, and range of maturities, and the FHLB of Seattle prescribes the acceptable uses to which such advances may be put, as well as limitations on the sizes of the advances and repayment provisions. Security Bank may borrow up to 20% of its total assets and may also borrow from other commercial sources. The advances are subject to a "blanket pledge agreement" whereby substantially all assets of Security Bank are pledged to the FHLB.

         The following table sets forth information concerning Security Bank's FHLB advances at the dates indicated.

                                                               At June 30,
                                ----------------------------------------------------------------------------
                                1996            1995              1994              1993              1992
                                ----            ----              ----              ----              ----
                                                             (in thousands)
FHLB advances...............  $36,792         $19,542           $14,792            $26,542           $3,500
Weighted average interest
  rate on FHLB advances
  at end of period..........     5.45%           5.37%            4.691%             4.191%           4.025%

         At June 30, 1996, a FHLB advance totaling $5.5 million is an amortizing fixed-rate advance due in monthly installments of $250,000 plus interest, through April, 1998. This advance was obtained to enable Security Bank to purchase $15.0 million of mortgage-backed securities at a spread over the cost of the advance. A short-term, fixed rate advance totaling $20.0 million with an interest rate of 4.71% is due July 5, 1996. FHLB advances totaling $11.3 million are variable rate with a maturity date of April 25, 1997, but may be repaid at any time without penalty. For additional information regarding Security Bank's borrowings see Note 9 of Notes to Security's Consolidated Financial Statements.

Other Investments

         Income from investments in securities generally provides the third largest source of income for Security Bank after interest on mortgage-backed securities and interest and fees on loans. Security Bank is required, under applicable regulations, to maintain a minimum amount of liquid assets that may be invested in specified short-term securities and also is permitted to make certain other securities investments. Under OTS regulations, Security Bank is permitted to invest in commercial paper having one of the two highest investment ratings of two nationally recognized investment rating agencies and certain types of rated corporate debt securities, provided, among other limitations, that the average maturity of Security Bank's portfolio of such corporate debt securities does not exceed six years. In addition, under OTS regulations, Security Bank may invest an amount equal to not more than one percent of its total assets in commercial paper and corporate debt securities that do not meet the rating and marketability requirements, but which it has reasonable grounds to believe will be repaid. The foregoing limitations do not apply, however, to any corporate debt security that is also a "mortgage-related security" as defined in the Secondary Mortgage Market Enhancement Act of 1984, which permits federal savings banks to invest in such mortgage-related securities without a percentage of assets limitation but subject to such other limitations as may be prescribed. To date, regulations have not been proposed that would limit Security Bank's ability to invest in mortgage-related securities, with the exception of certain mortgage-related derivative products. Security Bank's total investment in the commercial paper and corporate debt securities of any one issuer, together with other loans to such issuer, is subject to Security Bank's limitation on loans to one borrower. Savings banks may not, directly or indirectly through a subsidiary, acquire or retain any corporate debt security that was not, when acquired, rated in one of the four highest rating categories by at least one nationally recognized statistical rating organization, with the exception of the one percent of total assets referred to above.

         At June 30, 1996, Security Bank's carrying value of investment securities consisted principally of $2.5 million in a U.S. government securities portfolio mutual fund, $15.3 million in U.S. government and agency securities, and $2.3 million in municipal bonds.

         Security Bank's assets at June 30, 1996 also included approximately $2.7 million aggregate cash surrender value of life insurance policies of which Security Bank is the beneficiary covering certain management personnel. Security Bank prepaid in full the premiums for such policies in fiscal years 1988, 1993 and 1994 at a cost of approximately $1.7 million.

         Investment decisions are made by authorized officers of Security Bank within policies established and approved by its Board of Directors.

Subsidiary

         OTS regulations permit federal savings banks to invest in the capital stock, obligations, or other specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries, and joint ventures in which such subsidiaries are participants, in an aggregate amount not exceeding 3% of Security Bank's assets, provided that not less than one-half of the investment which exceeds 1% of assets is used for specified community or inner-city development purposes. In addition, federal regulations permit federal savings banks to make specified types of loans to such subsidiaries (other than special-purpose finance subsidiaries) in which the institution owns more than 10% of the stock in an aggregate amount not exceeding 50% of the institution's regulatory capital, if its capital is in compliance with applicable regulations. When an institution fails to meet that standard, such loans must be included in amounts invested under the general limit, unless a waiver is obtained from the OTS.

         At June 30, 1996, Security Bank had one subsidiary, S.F.S. Industries, Inc. ("SFS"). Security Bank's investment in the common stock of SFS totaled $1,149,760 or approximately 0.3% of unconsolidated assets at such date. At June 30, 1996, Security Bank's equity in SFS totaled $522,716.

         SFS was formed in 1984 and conducts a securities brokerage business under the name Security Financial Services in Security Bank's main office and a real estate rental business.

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Employees

         At June 30, 1996, Security Bank had approximately 167 full-time equivalent employees, none of whom was represented by a union or other collective bargaining group. Security Bank believes its relations with its employees are satisfactory.

Competition

         Security Bank faces strong competition both in the attraction of deposits and in the making of real estate, commercial and consumer loans. The most direct competition for deposits has come historically from savings institutions, credit unions and commercial banks located in its principal market areas. Security Bank's deposit programs also compete with purchases of money market mutual funds, government securities and other investment alternatives. Security Bank competes for deposits by offering a variety of deposit accounts at interest rates based upon market rates of interest, convenient business hours, and convenient branch locations.

         Security Bank's competition for residential real estate loans comes principally from mortgage bankers, savings institutions, commercial banks and other institutional lenders. Competition for commercial real estate loans comes primarily from commercial banks in Billings and commercial banks and savings institutions in Missoula, Kalispell, Butte, Lewistown and Anaconda. Competition for consumer loans comes from commercial banks, credit unions, savings institutions and consumer finance companies. Security Bank competes for loans principally through the interest rates and loan fees it charges on its loan programs. Security Bank's competition for loans varies from time to time depending upon numerous factors including the general availability of lendable funds and credit, economic conditions, current interest rate levels, volatility in the mortgage markets and other factors which are not readily predictable.

                           SUPERVISION AND REGULATION

Security

         General. By virtue of its ownership of Security Bank, Security is a savings and loan holding company within the meaning of Section 10 of the Home Owners' Loan Act ("HOLA"). As such, Security is registered with and subject to examination and supervision by the OTS.

         Holding Company Structure. HOLA prohibits a savings and loan holding company, directly or indirectly, from (1) acquiring control (as defined) of another insured association (or holding company thereof) without prior OTS approval; (2) acquiring more than 5% of the voting shares of another insured association (or holding company thereof) which is not a subsidiary, subject to certain exceptions; or (3) acquiring through merger, consolidation or purchase of assets, another savings association (whether or not it is insured by the Savings Association Insurance Fund ("SAIF") or administered by the FDIC) or holding company thereof, or acquiring all or substantially all of the assets of such association (or holding company thereof) without prior OTS approval. When an acquisition would result in a savings and loan holding company controlling savings associations located in different states, certain other restrictions apply. A director or officer of a savings and loan holding company or person owning or controlling more than 25% of such holding company's voting shares may not acquire control of any SAIF-insured association which is not a subsidiary of such holding company, unless the OTS approves the acquisition in advance. If the OTS approves such an acquisition, any holding company controlled by such officer, director or person is subject to the activities limitations that apply to multiple savings and loan holding companies, described below, unless certain supervisory exceptions apply.

         Unless and until Security acquires as a separate subsidiary another savings association, Security will be a unitary savings and loan holding company. Generally no restrictions apply to the activities of a unitary savings and loan holding company whose sole subsidiary complies with the qualified thrift lender ("QTL") test described under "Security Bank--Qualified Thrift Lender Test" below.

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

         If Security acquires as a separate subsidiary another insured association, Security would then be a multiple savings and loan holding company, which is subject to limitations specified in HOLA on the types of business activities in which it may engage, unless all savings association subsidiaries comply with the QTL test. In addition, if an insured institution subsidiary of a unitary savings and loan holding company fails to meet the QTL test specified in HOLA and regulations thereunder, such holding company (1) then becomes subject to the activity restrictions applicable to multiple savings and loan holding companies specified in HOLA and (2) must register as a bank holding company within one year of the failure of its subsidiary to qualify or to requalify under the QTL test.

         Under certain conditions, a savings and loan holding company may acquire less than controlling or non-controlling interests in non-subsidiary savings associations with OTS approval. Subject to certain limitations, a savings and loan holding company also may purchase up to 15% of the shares of a savings association in a qualified stock issuance. Any such acquisition is not deemed a controlling interest. Only solvent associations that do not meet their capital requirements may engage in a qualified stock issuance. In addition, a savings and loan holding company or its subsidiaries may not acquire more than 5% in the aggregate of the voting stock of any non-subsidiary savings association or savings association holding company. This 5% limitation does not apply to certain types of acquisitions, including acquisitions as a bona fide fiduciary, as an underwriter or in an account solely for trading purposes.

         Transactions with Affiliates. Security and its savings bank subsidiary will be deemed affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. These restrictions apply to Security and its savings bank subsidiary pursuant to
Section 11 of HOLA. Section 11 of HOLA provides that transactions between an insured subsidiary of a holding company and its affiliates are subject to the restrictions applicable to transactions between banks that are members of the Federal Reserve System and their affiliates under Sections 23A and 23B of the Federal Reserve Act. Generally, Sections 23A and 23B (1) limit the extent to which the financial institution or its subsidiaries may engage in "covered transactions" with an affiliate, as defined, to an amount equal to 10% of such institution's capital and surplus and an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital and surplus and (2) require that all transactions with an affiliate, whether or not "covered transactions," be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

         In addition to the restrictions in Sections 23A and 23B, OTS regulations apply three other restrictions to savings banks, including those that are part of a holding company organization. First, savings banks may not make any loan or extension of credit to an affiliate unless that affiliate is engaged only in activities permissible for a national bank. Second, savings banks may not purchase or invest in affiliate securities except those of a subsidiary. Finally, the Director of the OTS is granted authority to impose more stringent restrictions for reasons of safety and soundness.

         Regulation of Management. Federal law (1) sets forth the circumstances under which officers or directors of a financial institution may be removed by the institution's federal supervisory agency, (2) places restraints on lending by an institution to its executive officers, directors, or principal shareholders and their related interests, and (3) prohibits management personnel from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

         Commitments to Affiliated Institutions. As a result of the enactment of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (1) the default of a commonly-controlled FDIC insured depository institution or (2) any assistance provided by the FDIC to any commonly controlled insured depository institution in danger of default. Depository institutions are commonly controlled for purposes of this provision if the institutions are controlled by the same holding company or if one of the institutions controls the other. "Default" is defined generally as any adjudication or other official determination pursuant to which a conservator, receiver, or other legal custodian is appointed. An institution is "in danger of default" when (1) the institution or insured branch is not likely to be able to meet the

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demands of depositors or pay  obligations in the normal course of business,  and there is no "reasonable prospect" that the institution or branch will be able to do so without federal assistance; or (2) the institution or insured branch has incurred or is likely to incur losses that will deplete all or substantially all of its capital, and there is no "reasonable prospect" that the capital will be replenished without federal assistance. Security Bank is an FDIC-insured depository institution within the meaning of FIRREA.

         FIRREA contains provisions affecting numerous other aspects of the operation and regulation of financial institutions as well. Furthermore, FIRREA empowers the OTS and the FDIC to promulgate regulations implementing the provisions of FIRREA, including regulations defining certain terms used in the statute and regulations exercising or defining the limits of regulatory discretion conferred by the statute.

         Tie-In Arrangements. Security and its savings bank subsidiary are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, Security and its savings bank subsidiary may not condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by it or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

         State Law Restrictions. As a corporation chartered under the laws of the State of Montana, Security may also be subject to certain limitations and restrictions as provided under applicable Montana corporate law.

         Securities Registration and Reporting. The common stock of Security is registered as a class with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. Thus, Security is subject to the periodic reporting and proxy solicitation requirements and the insider-trading restrictions of that Act. The periodic reports, proxy statements, and other information filed by Security under that Act can be inspected and copied at or obtained from the Washington, D.C., office of the SEC. In addition, the securities issued by Security are subject to the registration requirements of the Securities Act of 1933 and applicable state securities laws unless exemptions are available.

         General. Security Bank, as a federally-chartered savings association, is subject to federal regulation and oversight by the OTS extending to all aspects of its operations. Security Bank is further subject to (1) regulation and examination by the FDIC, which insures the deposits of Security Bank to the maximum extent permitted by law, and (2) certain requirements established by the Federal Reserve Board. In addition, Security Bank is subject to regulation incidental to its membership in the FHLB. The lending, investment, and other business activities of Security Bank must comply with various federal laws and regulatory requirements, including requirements governing such matters as capital standards, reserves against deposits, timing of the availability of deposited funds, nature and amount of and collateral for loans, mergers, establishment of branch offices, subsidiary investments and activities, and general investment authority. The laws and regulations governing Security Bank generally have been promulgated to protect depositors and not for the purpose of protecting stockholders of such institutions or their holding companies.

         As a creditor and a financial institution, Security Bank is subject to various regulations promulgated by the Federal Reserve Board. Such regulations include, without limitation, Regulation B (Equal Credit Opportunity), Regulation D (Reserves), Regulation E (Electronic Fund Transfers), Regulation Z (Truth in Lending), Regulation CC (Availability of Funds) and Regulation DD (Truth in Savings). Furthermore, as creditors of loans secured by real property and as owners of real property, Security Bank, and other financial institutions, may be subject to potential liability under various statutes and regulations applicable to property owners generally, including statutes and regulations relating to the environmental condition of real property.

         The OTS has extensive enforcement authority over all savings banks. This authority includes, without limitation, the ability to (1) assess civil money penalties, (2) issue cease-and-desist or removal orders, and (3) initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Except under certain circumstances, federal law requires public disclosure of final enforcement actions by the OTS.

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         Grounds for  appointment  of a  conservator  or receiver  for a savings association on the basis of an institution's financial condition include: (1) insolvency, meaning that the assets of the association are less than its liabilities to depositors and others; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; (4) likelihood that the association will be unable to meet the demands of its depositors or to pay its obligations in the normal course of business; and (5) insufficient capital or the incurring or likely incurring of losses that will deplete substantially all capital with no reasonable prospect of replenishment of capital without federal assistance.

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal banking regulators to adopt regulations in a number of areas to ensure bank safety and soundness. These areas include, without limitation, internal controls, credit underwriting, asset growth, management compensation, ratios of classified assets to capital, and earnings. Recent legislation allows federal regulatory agencies to implement these standards through either guidelines or regulations. FDICIA also contains provisions which are intended to (1) change independent auditing requirements, (2) restrict the activities of state-chartered insured banks, (3) amend various consumer banking laws, (4) limit the ability of "undercapitalized banks" to borrow from the Federal Reserve Board's discount window, and (5) require regulators to perform annual on-site bank examinations and set standards for real estate lending.

         Loans-to-One Borrower. Security Bank is subject to limitations on the aggregate amount of loans that it can make to any one borrower. For purposes of these rules, the term "borrower" includes (1) the person named as borrower or debtor on the loan and (2) all other persons, including drawers, endorsers or guarantors, (i) deemed to directly benefit from the loan proceeds or (ii) when a common enterprise is deemed to exist between the named debtor and such person. Applicable regulations generally do not permit loans-to-one borrower to exceed 15% of unimpaired capital and surplus; however, loans in an amount equal to an additional 10% of unimpaired capital and surplus also may be made to a borrower if the loans are fully secured by readily marketable securities. In certain circumstances, as set forth in OTS regulations, loans to more than one borrower must be combined for purposes of these limitations. The OTS by regulation has amended the loans-to-one borrower rules applicable to savings associations, such as Security Bank, to permit savings associations meeting certain requirements, including fully phased-in capital requirements, to extend loans-to-one borrower in additional amounts under circumstances limited essentially to loans to develop or complete residential housing units. As of June 30, 1996, Security Bank was in compliance with applicable loans-to-one-borrower requirements.

         Insurance of Accounts. Generally, customer deposit accounts in banks are insured by the FDIC for up to a maximum amount of $100,000. The FDIC has adopted a risk-based insurance assessment system. Under this system, a bank or savings association with deposits insured by the BIF is required to pay an assessment ranging from $0 to $.27 per $100 of deposits based on the institution's risk classification. Banks at the zero assessment rate will pay the statutory minimum of $2,000 for deposit insurance.

         The risk classification is based on an assignment of the institution by the FDIC to one of three capital groups and to one of three supervisory subgroups. The capital groups are "well capitalized," "adequately capitalized," and "undercapitalized." The three supervisory subgroups are Group "A" (for financially sound institutions with only a few minor weaknesses), Group "B" (for those institutions with weaknesses which, if uncorrected, could cause substantial deterioration of the institution and increase risk to the deposit insurance fund), and Group "C' (for those institutions with a substantial probability of loss to the fund absent effective corrective action).

         The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a hearing that (1) the institution has engaged or is engaging in unsafe or unsound practices, (2) is in an unsafe or unsound condition to continue operations, or (3) has violated any applicable law. The insurance may be terminated permanently, if the institution has no tangible capital. If deposit insurance is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which could result in termination of the deposit insurance of Security Bank.

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         The  deposits  of savings  associations,  such as  Security  Bank,  are presently insured by the SAIF, which together with the BIF, are the two insurance funds administered by the FDIC. Financial institutions which are members of the BIF are experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required reserves. In order to help eliminate this disparity and any competitive disadvantage due to disparate deposit insurance premium schedules, legislation to recapitalize the SAIF was enacted in September 1996.

         The legislation requires a special one-time assessment of approximately
65.7 cents per $100 of SAIF insured deposits held by Security Bank at March 31, 1995. As a result, the one-time special assessment will result in a tax affected charge to earnings of approximately $838,000 during the quarter ended September 30, 1996. The legislation is intended to fully recapitalize the SAIF fund so that commercial bank and thrift deposits will be charged the same FDIC premiums beginning January 1, 1997. As of such date deposit insurance premiums for highly rated institutions, such as the Bank, have been eliminated.

         Security Bank, however, will continue to be subject to an assessment to fund repayment of the FICO obligations. It is anticipated that the FICO assessment for SAIF insured institutions will be approximately 6.5 cents per $100 of deposits while BIF insured institutions will pay approximately 1.5 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC insured institutions. Accordingly, as a result of the reduction of the SAIF assessment and the resulting FICO assessment, the annual after tax decrease in assessment costs is expected to be approximately $209,000 based upon a September 30, 1996 assessment base.

         Regulatory Capital Requirements. Federally insured savings associations such as Security Bank are required to maintain minimum levels of regulatory capital. Pursuant to FIRREA, the OTS has established capital standards applicable to all savings associations. These standards generally must be as stringent as the comparable capital requirements imposed on national banks. The OTS also is authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

         Savings associations must satisfy three different OTS capital requirements. Under these standards, savings associations must maintain: (1) "tangible" capital equal to at least 1.5% of adjusted total assets, (2) "core" capital equal to at least 3% of adjusted total assets (however, savings associations must generally have core capital equal to 4% of adjusted total assets to be adequately capitalized for purposes of prompt corrective action, discussed in more detail below); and (3) "supplementary" capital equal to 8% of "risk-weighted" assets. For purposes of the regulation, "core capital" is defined as common stockholders' equity (including retained earnings), non-cumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain non-withdrawable accounts and pledged deposits and "qualifying supervisory goodwill." Core capital is generally reduced by the amount of a savings association's intangible assets, although limited exceptions to the deduction of intangible assets are provided for purchased mortgage servicing rights and certain other intangibles. Tangible capital is core capital less all intangible assets, with a limited exception for purchased mortgage servicing rights.

         Both core and tangible capital are also reduced by an amount equal to a savings association's debt and equity investments in subsidiaries engaged in activities not permissible for national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). These requirements did not materially affect the regulatory capital of Security Bank.

         A savings association is allowed to include both core capital and supplementary capital in the calculation of its total capital for purposes of the risk-based capital requirements, as long as the amount of supplementary capital included does not exceed the savings association's core capital. Supplementary capital consists of (1) certain capital instruments that do not qualify as core capital and (2) general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk weight based on the risks inherent in the type of

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assets. For example, some risk weights assigned by the OTS for certain principal categories of assets are as follows:

         (a) 0% for cash and securities issued by the United States Government to the extent unconditionally backed by the full faith and credit of the United States Government;

         (b) 20% for securities (other than equity securities) issued by the United States Government which are not unconditionally backed by the full faith and credit of the United States Government;

         (c) 20% for securities (other than equity securities) issued by United States Government-sponsored agencies and high quality mortgage-related securities except for collateralized mortgage obligation residual classes;

         (d) 50% for qualifying residential construction loans, as defined by OTS regulations; and

         (e) 100% for most other loans and investments, including without limitation, consumer loans, commercial loans, home equity loans, non-qualifying mortgage loans, residential construction loans, and certain equity investments.

Off-balance sheet items also are adjusted to take into account certain risk characteristics. The risk-based capital requirement is 8% of risk-weighted assets. The OTS requires savings associations to have and maintain a minimum leverage ratio of core capital in the amount equal to at least 3% of adjusted total assets.

         Interest-Rate-Risk  ("IRR")  Component.  FDICIA  requires  each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards (1) take adequate account of interest-rate risk ("IRR"), concentration of credit risk and the risks of nontraditional activities, and (2) reflect the actual performance and expected risk of loss on multi-family residential loans. In August 1993, the OTS added an IRR component to its risk-based capital standards, effective January 1, 1994. The IRR component is a dollar amount, equal to one-half the difference between an institution's measured exposure and a normal level of exposure, that is deducted from total capital for the purpose of calculating an institution's risk-based capital requirement. An association's measured IRR is the change that occurs in its Net Portfolio Value (NPV) as a result of a 200 basis point increase or decrease in interest rates (whichever leads to the lower NPV) divided by the estimated economic value (present value) of its assets. NPV equals the present value of expected cash inflows from existing assets less the present value of expected cash outflows from existing liabilities, plus the present value of net expected cash inflows from existing off-balance sheet contracts. An institution with a measured IRR of less than 2% has a normal level of IRR. Only institutions whose measured IRR exceeds 2% are required to maintain an IRR component. An association is required to maintain capital of at least 8% of risk-weighted assets, after the IRR component is deducted.

         On September 6, 1996, the federal banking agencies published a joint final rule amending their respective risk-based capital standards to incorporate a measure for market risk to cover all positions located in an institution's trading account and foreign exchange and commodity positions wherever located. This final rule takes effect on January 1, 1997, and implements an amendment to the Basle Capital Accord that sets forth a supervisory framework for measuring market risk. The final rule effectively requires banks and bank holding companies with significant exposure to market risk to measure that risk using its own internal value-at-risk model, subject to the parameters of the final rule, and to hold a sufficient amount of capital to support the institution's risk exposure.

         Institutions subject to this final rule must be in compliance with it by January 1, 1998. This final rule applies to any bank or bank holding company, regardless of size, whose trading activity equals 10% or more of its total assets, or whose trading activity equals $1 billion or more. An institution's trading activity is defined as the sum of its trading assets and trading liabilities as reported in its most recent call report for a bank, or its most recent Y-9C Report for a bank holding company. Total assets means quarter-end total assets. The agencies may require an institution not otherwise subject to the final rule to comply with it for safety and soundness reasons and may exempt an institution otherwise subject to the final rule from compliance under certain circumstances.

         Compliance  with  Capital  Requirements.  Failure of  Security  Bank to maintain any required level of capital could have a number of adverse consequences. These consequences include (1) the imposition of numerous restrictions on the institution's lending, investment, deposit and borrowing activities, capital expenditures and compensation and employment practices and
(2) possible restrictions on growth of the institution. An institution that does not have adequate capital or that is not in compliance with a capital directive may be deemed to be in an unsafe and unsound condition. FIRREA expands the grounds for appointment of a conservator or receiver for a savings institution to include being in an unsafe and unsound condition to transact business. Furthermore, under certain conditions, which include an institution's lack of any tangible capital, the FDIC may seek to suspend an institution's deposit insurance. Finally, FDICIA provides that a regulator may treat an "unsafe or unsound" institution as if it were at a lower capital level, thus subjecting the institution to greater restrictions on its activities.

         The following table sets forth Security Bank's compliance with each of the above-described regulatory capital requirements at June 30, 1996:

                                                 Tangible       Core        Risk-Based
                                                 Capital       Capital      Capital(1)
                                                 -------       -------      ----------
Regulatory capital as a percentage of assets      7.3%           7.3%          14.7%

Minimum capital required as a percentage          1.5%           3.0%           8.0%

Excess regulatory capital as a percentage in
excess of requirement                             5.8%           4.3%           6.7%
                                                  ====           ====          =====

(1)  Reflects fully phased-in deductions from total capital.

         Prompt Corrective Action. Under FDICIA, each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies have adopted substantially similar regulations, intended to implement this prompt corrective action system. Under the regulations, an institution is (1) "well capitalized" if it has a total risk-based capital ratio of 10% or more, a Tier I risk-based capital ratio of 6% or more, a Tier I leverage capital ratio of 5% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure; (2) "adequately capitalized" if it has a total risk-based capital ratio of 8% or more, a Tier I risk-based capital ratio of 4% or more, a Tier I leverage capital ratio of 4% or more (3% under certain circumstances) and does not meet the definition of "well capitalized;" (3) "undercapitalized" if it has a total risk-based capital ratio of under 8%, a Tier I risk-based capital ratio of under 4% and a Tier I leverage capital ratio of under 4% (3% under certain circumstances); (4) "significantly undercapitalized" if it has a total risk-based capital ratio of under 6%, a Tier I risk-based capital ratio of under 3%, a Tier I leverage capital ratio of under 3%; and (5) "critically undercapitalized" if it has a ratio of tangible equity to total assets of 2% or less.

         FDICIA and implementing regulations also provide that a federal banking agency may, after notice and an opportunity for a hearing, reclassify a well capitalized institution as adequately capitalized. Also, a federal banking agency may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory action as if it were in the next lower category if the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The FDIC may not, however, reclassify a significantly undercapitalized institution as critically undercapitalized.

         An institution generally must file a written capital restoration plan which meets specified requirements, as well as a performance guaranty by each company that controls the institution, with an appropriate federal banking agency within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. Immediately upon becoming undercapitalized, an institution becomes subject to various mandatory and discretionary restrictions on its operations.

         At June 30, 1996, Security Bank was a "well capitalized" institution under the prompt corrective action regulations of the OTS.

         Liquidity Requirements. All savings associations such as Security Bank are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the required liquid asset ratio is 5%.

         Liquid assets for purposes of this ratio include specified short-term assets (e.g., cash, certain time deposits, certain banker's acceptances and short-term United States Government obligations), and long-term assets (e.g., United States Government obligations of more than one and less than five years and state agency obligations with a minimum term of 18 months). Short-term liquid assets currently must constitute at least 1% of an association's average daily balance of net withdrawable deposit accounts and current borrowings. Monetary penalties may be imposed upon associations for violations of liquidity requirements.

         For information concerning Security's compliance with the foregoing requirements, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 hereof.

         Qualified Thrift Lender Test. In order to avoid certain restrictions on their operations, all savings associations, such as Security Bank, are required to meet a qualified thrift lender ("QTL") test. A savings association that does not meet the QTL test and implementing regulations must either convert to a bank charter or comply with the following restrictions on its operations: (1) the association may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (2) the branching powers of the association are restricted to those of a national bank; (3) the association is not eligible to obtain any advances from its FHLB without prior OTS approval; and (4) payment of dividends by the association is subject to the rules regarding payment of dividends by a national bank. Three years following the date the association ceases to be a QTL, it must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).

         The QTL test requires that Qualified Thrift Investments represent 65% of portfolio assets and 70% of tangible assets. Under OTS regulations, portfolio assets are defined as total assets less intangibles, property used by a savings association in its business and liquidity investments in an amount not exceeding 20% of assets. Under the amended definition of Qualified Thrift Investments, liquidity investments and the book value of property used in an association's business are not considered Qualified Thrift Investments. In addition, Qualified Thrift Investments do not include any intangible assets. Subject to a 20% of portfolio assets limit, however, savings associations are able to treat as Qualified Thrift Investments 200% of their investments in (1) loans to finance "starter homes;" (2) loans for the construction, development or improvement of domestic residential housing and community service facilities located within a "credit-needy area;" and (3) loans to certain small businesses located within credit-needy areas. A savings association that fails to maintain QTL status will be permitted to re-qualify one time, and if it fails the QTL test a second time, it will become immediately subject to all penalties as if all time limits on such penalties had expired.

         At June 30, 1996, approximately 87.02% of Security Bank's assets were invested in Qualified Thrift Investments, which was in excess of the percentage required to qualify Security Bank under the QTL test in effect at that time.

         Restrictions on Capital Distributions. Generally, FDICIA prohibits an insured institution from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person if, following the distribution or payment, the institution would be within any of the three undercapitalized capital adequacy categories (see "Prompt Corrective Action", above). OTS regulations govern capital distributions by savings associations, including dividends, stock repurchases, cash-out mergers, capitalization of holding companies in a reorganization and certain other transactions involving the pay-out of capital, which may be found by the OTS to be subject to the capital distribution regulations. Generally, these regulations create a safe harbor for specified levels of capital distributions from associations meeting at least their minimum capital requirements, so long as such associations notify the OTS and receive no objection to the distribution from the OTS. Prior OTS approval is required before making any capital distributions if the associations and/or distributions do not qualify for the safe harbor.

         Generally, Tier 1 associations, which are savings associations that before and after the proposed distribution meet or exceed their fully phased-in capital requirements, may make capital distributions during any calendar year up to the amount that would reduce its surplus capital ratio to no less than one-half of its surplus capital ratio at the beginning of the calendar year. The "surplus capital ratio" is defined to mean the percentage by which the association's ratio of total capital-to-assets exceeds the ratio of its fully phased-in capital requirement to assets. "Fully phased-in capital requirement" is defined to mean an association's capital requirement under the statutory and regulatory standards applicable on December 31, 1994, as modified to reflect any applicable individual minimum capital requirement imposed upon the association. At June 30, 1996, Security Bank was a Tier 1 association under the OTS capital distribution regulation. The amount of allowable distributions was approximately $8.4 million as of June 30, 1996.

         Tier 2 associations, which are associations that before and after the proposed distribution meet or exceed their current minimum capital requirements, but do not meet January 1, 1995, capital requirements, or are Tier I associations which have been placed into Tier II by the OTS, may make capital distributions over the most recent four quarter period up to a specified percentage of their net income during that four quarter period, depending on how close the association is to meeting its fully phased-in capital requirements. Tier 2 associations that meet the capital requirements in effect on January 1, 1993, (including the 8% risk-based requirement and then-applicable exclusions on non-permissible subsidiary investments and goodwill) are permitted to make distributions totalling up to 75% of net income over the four quarter period. Tier 2 associations that meet the January 1, 1991, capital requirements (including the 7.2% risk-based requirement and the then-applicable exclusions of non-permissible subsidiary investments and goodwill) are permitted to make distributions totalling up to 50% of net income over the four quarter period.

         In order to make distributions under these safe harbors, Tier 1 and Tier 2 associations must submit 30 days written notice to the OTS prior to making the distribution. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns. In addition, a Tier 1 association deemed to be in need of more than normal supervision by the OTS may be downgraded to a Tier 2 or Tier 3 association as a result of such a determination.

         Tier 3 associations are associations that do not meet current minimum capital requirements, or that have capital in excess of either their fully phased-in capital requirement or minimum capital requirement but which have been notified by the OTS that it will be treated as a Tier 3 association because they are in need of more than normal supervision. Tier 3 associations cannot make any capital distribution without obtaining OTS approval prior to making such distributions.

         Rules proposed by the OTS in December 1994 would revise and simplify the OTS capital distribution regulations described above, by conforming the rules to the prompt corrective action system. At this time, it is unclear whether the OTS will adopt these proposed rules; and if they are adopted, it is impossible to predict the impact, if any, of these regulations on Security Bank.

         Federal Home Loan Bank System. Security Bank is a member of the FHLB of Seattle, which is one of the 13 regional FHLBs that administer the home financing credit functions of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB. At June 30, 1996, advances from the FHLB of Seattle amounted to approximately $36.8 million.

         As a member, Security Bank is required to purchase and maintain stock in the FHLB of Seattle in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year. At June 30, 1996, Security Bank had $3.1 million in FHLB stock, which was sufficient to remain in compliance with this requirement.

         The FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment in low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. These contributions also could have an adverse effect on the value of FHLB stock in the future. Dividends paid by the FHLB of Seattle to Security Bank for the years ended June 30, 1996 and 1995, totalled $222,285 and $171,418, respectively.

         Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. Currently, reserves of 3% must be maintained against total transaction accounts of $49.8 million or less (after a $4.2 million exemption), and an initial reserve of 10% (subject to adjustment by the Federal Reserve Board to a level between 8% and 14%) must be maintained against that portion of total transaction accounts in excess of such amount. At June 30, 1996, Security Bank was in compliance with applicable requirements.

         The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy applicable liquidity requirements. Because required reserves must be maintained in the form of vault cash or a non-interest-bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce the earning assets of Security Bank.

Recent Federal Legislation.

         Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") permits nationwide interstate banking and branching. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. These new interstate banking and branching powers will be phased in through next year and individual states have authority to "opt out" of certain of these provisions. The Interstate Act currently allows states to enact "opting-in" legislation that (1) permits interstate mergers within their own borders before June 1, 1997, and (2) permits out-of-state banks to establish de novo branches within the state. As of September 29, 1995, subject to certain state restrictions such as age and contingency laws, bank holding companies may purchase banks in any state. Additionally, beginning June 1, 1997, banks will be permitted to merge with banks in any other state as long as the home state of neither merging bank has "opted out." The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

         Regulatory Improvement. In 1994, Congress enacted the Community Development and Regulatory Improvement Act ("Regulatory Improvement Act"), which among other things, is intended to relieve the regulatory burden on financial institutions. Certain regulatory procedures are streamlined, and certain regulatory compliance requirements have been eased.

         At this time, the impact that the Interstate Act and the Regulatory Improvement Act might have on Security and its savings bank subsidiary is impossible to predict.

Federal Taxation

         General. Security and Security Bank will report their income on a fiscal year basis using the accrual method of accounting and will be subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly Security Bank's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to Security Bank or Security.

         Tax Bad Debt Reserves. For taxable years beginning prior to January 1, 1996, savings institutions such as Security Bank which met certain definitional tests primarily relating to their assets and the nature of their business

("qualifying thrifts") were permitted to establish a reserve for bad debts and to make annual additions thereto, which additions may, within specified formula limits, have been deducted in arriving at their taxable income. Security Bank's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, may have been computed using an amount based on Security Bank's actual loss experience, or a percentage equal to 8% of Security Bank's taxable income, computed with certain modifications and reduced by the amount of any permitted additions to the nonqualifying reserve. Security Bank's deduction with respect to nonqualifying loans was computed under the experience method, which essentially allows a deduction based on Security Bank's actual loss experience over a period of several years. Each year Security Bank selected the most favorable way to calculate the deduction attributable to an addition to the tax bad debt reserve.

         Recently enacted federal legislation repeals the reserve method of accounting for bad debt reserves for tax years beginning after December 31, 1995. As result, savings associations are no longer able to calculate their deduction for bad debts using the percentage-of-taxable-income method. Instead, savings associations are required to compute their deduction based on specific charge-offs during the taxable year or, if the savings association or its controlled group had assets of less than $500 million, based on actual loss experience over a period of years. This legislation also requires savings associations to recapture into income over a six-year period their post-1987 additions to their bad debt tax reserves, thereby generating additional tax liability. At June 30, 1996, Security Bank's total bad debt reserve for tax purposes was approximately $5.4 million. At June 30, 1996, the post-1987 reserves were approximately $1.8 million. The related deferred tax liability at June 30, 1996 was $618,000. The recapture may be suspended for up to two years if, during those years, the institution satisfies a residential loan requirement. Security Bank anticipates that it will meet the residential loan requirement for the taxable year ending June 30, 1997.

         Under prior law, if Security Bank failed to satisfy the qualifying thrift definitional tests in any taxable year, it would be unable to make additions to its bad debt reserve. Instead, Security Bank would be required to deduct bad debts as they occur and would additionally be required to recapture its bad debt reserve deductions ratably over a multi-year period. Among other things, the qualifying thrift definitional tests required Security Bank to hold at least 60% of its assets as "qualifying assets." Qualifying assets generally include cash, obligations of the United States or any agency or instrumentality thereof, certain obligations of a state or political subdivision thereof, loans secured by interests in improved residential real property or by savings accounts, student loans and property used by Security Bank in the conduct of its banking business. Under current law, a savings association will not be required to recapture its pre-1988 bad debt reserves if it ceases to meet the qualifying thrift definitional tests.

Properties

         On June 30, 1996, Security Bank owned all but three of its office properties having an aggregate net book value of approximately $7.7 million, and leased the other locations. The following table sets forth information regarding the offices of Security Bank at June 30, 1996.

Office Location                                    Ownership
---------------                                    ---------
Home Office                                          Owned
         219 North 26th Street
         Billings, MT  59101

Grand Branch                                         Owned
         2401 Grand Ave.
         Billings, MT  59102

Heights Branch                                       Owned
         1546 Main Street
         Billings, MT  59105

Laurel Branch                                        Owned
         19 Montana Avenue
         Laurel, MT  59044

Kalispell                                            Owned
         405 Main Street
         Kalispell, MT  59901

Missoula Branch                                      Owned
         320 West Broadway
         Missoula, MT  59802

Rosauers In Store Branch                             Leased
         2350 South Reserve
         Missoula, MT  59802

Sidney Branch                                        Owned
         221 Second Street NW
         Sidney, MT  59270

Havre Branch                                         Owned
         324 Third Avenue
         Havre, MT  59501

Malta Branch                                         Owned
         216 South 2nd Ave. East
         Malta, MT  59538

Glasgow Branch                                       Leased
         125 Fourth Street South
         Glasgow, MT  59230

Plentywood Branch                                    Owned
         102 North Main
         Plentywood, MT  59254

Butte Branch                                         Owned
         1880 Harrison Avenue
         Butte, MT  59701

Lewistown Branch                                     Owned
         401 West Main
         Lewistown, MT  59457

Anaconda                                             Leased
         307 East Park Street
         Anaconda, MT  59711

Bozeman(1)                                           Owned
         2901 West Main
         Bozeman, MT  59715
---------
(1) Building is owned by Security Bank subject to a land lease.


Legal Proceedings

         There are no pending legal proceedings to which Security or its subsidiary is a party which, in the opinion of management, are expected to have a material adverse effect on the financial condition of Security.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                             OPERATIONS OF SECURITY

Changes In Financial Condition, June 30, 1996 to September 30, 1996

         General. Total assets increased by $10.1 million or 2.7% over the June 30, 1996 level. Stockholders' equity increased $226,749 during the three-month period ended September 30, 1996. Security Bank's ratio of stockholders' equity to total assets decreased from 8.25% at June 30, 1996 to 8.09% at September 30, 1996.

         Mortgage-backed securities available for sale. Mortgage-backed securities available for sale decreased $6.9 million from June 30, 1996 to September 30, 1996. This decrease was primarily due to purchases of $4.9 million and the change in the unrealized loss of $430,679, offset by sales of $10 million and principal payments of $2.2 million. The proceeds from this decrease were used to partially fund the increase in net loans receivable.

         Mortgage-backed securities held to maturity. Mortgage-backed securities held to maturity decreased $1.7 million from June 30, 1996 to September 30, 1996, primarily as a result of sales of $255,605 and principal payments of $1.4 million. The proceeds from this decrease were used to partially fund the increase in net loans receivable.

         Loans receivable. Net loans receivable increased $20.8 million from June 30, 1996 to September 30, 1996. This increase was primarily due to $38 million origination of loans partially offset by principal repayments of $17.1 million and an increase in the reserve for loan losses of $100,694. Proceeds from the decrease in mortgage-backed securities available for sale and held to maturity and the increase in advances from Federal Home Loan Bank of Seattle were used to partially fund this increase.

         Classified assets and reserves. Non-performing assets, consisting of non-accrual loans, accruing loans 90 days or more overdue, and real estate and other assets acquired by foreclosure or deed-in-lieu thereof, net of related reserves, amounted to $704,000 at September 30, 1996, as compared to $668,000 at June 30, 1996. Non-performing assets continue to improve and remain at a very low level.

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

                                            September 30,         June 30,
                                                1996                1996
                                            -------------         --------
     Total reserves for loan and real
       estate owned losses:                   $1,281,560          1,180,866

     Reserves as a percentage
       of total loans:                           .62%               .63%

     Reserves as a percentage of non-
       performing assets:                        182%               177%

     Non-performing assets as a percentage
       of total assets:                          .18%               .18%

At September 30, 1996, the recorded investment in impaired loans was $510,000, all of which were on non-accrual status. Security Bank has not established an impairment allowance for these loans. The average recorded investment in impaired loans during the three months ended September 30, 1996 was $444,000. The amount of interest income recognized on impaired loans during this period was immaterial.

         Advances from Federal Home Loan Bank of Seattle. Advances from Federal Home Loan Bank of Seattle increased $6.2 million from June 30, 1996 to September 30, 1996. The total available line of credit at the FHLB is 20% of total assets, $76 million at September 30, 1996. The amount of unused credit with the FHLB is $33 million at September 30, 1996. This increase was used to partially fund the increase in net loans receivable.

         Stockholders' equity. Stockholders' equity increased $226,749 from June 30, 1996 to September 30, 1996. This increase was comprised of income of $40,162 from the exercise of stock options of $272,839 and a decrease in the unrealized loss on available for sale securities of $229,085, partially offset by dividends on common stock of $315,337. The unrealized loss at September 30, 1996 is comprised of an excess of cost above fair value of $2,159,044 offset by the tax effect of $798,846.

Changes In Financial Condition, June 30, 1995 to June 30, 1996

         Total assets of Security Bank increased $19.6 million or 5.6% over the June 30, 1995 level. Loans receivable increased $40.8 million, while Security Bank's portfolio of investments and mortgage-backed securities decreased $21.9 million. Stockholders' equity decreased $180,452 during the year ended June 30, 1996. Security Bank's ratio of stockholders' equity to total assets decreased from 8.76% at June 30, 1995 to 8.25% at June 30, 1996.

         The securities portfolio serves as a primary tool in the management of interest rate risk in addition to generating interest income and providing a significant source of liquidity. Security Bank adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective July 1, 1994. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Security Bank initially concluded that a portion of its investment securities and mortgage-backed securities portfolio will be classified as held to maturity and the remainder of those portfolios will be classified as available for sale. During the second quarter of 1996, Security Bank reclassified approximately $4.2 million from investments held to maturity and $94.7 million from mortgage-backed securities held to maturity to available for sale. This transfer is in accordance with "FASB Special Report--A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." The securities were transferred at their fair value and net unrealized gains and losses of approximately $222,000 were excluded from earnings (net of income tax effect) and were reported as a separate component of stockholders' equity.

         As of June 30, 1996, management has identified $20.1 million of investment securities and $96.6 million of mortgage-backed securities as available for sale, the remainder of the securities portfolio is classified as held-to-maturity. There were no securities classified as trading securities as of June 30, 1996.

         Investment   securities  available  for  sale  increased  $6.6  million primarily due to the transfer of approximately $4.2 million from investment securities held to maturity, purchases of $20 million, and the change in unrealized loss and the reserve for permanent impairment of $330,767 partially offset by sales of $9.1 million and maturities, calls, and principal paydowns of $8.8 million. A loss of $324,943 was recognized on the sales. The proceeds from the sales were used to fund purchases of securities and increases in loans receivable.

         Mortgage-backed securities available for sale increased $91.3 million primarily due to the transfer of approximately $94.7 million from mortgage-backed securities held to maturity and purchases of $40.3 million partially offset by sales of $32.9 million, principal payments of $9.2 million, and the change in unrealized loss of $2.1 million. Security Bank decided to sell several of its fixed rate mortgage-backed securities as part of its strategy to reduce exposure to interest rate risk. A gain of $525,484 was recognized on the sales. The proceeds from the sales were used to fund purchases of securities and increases in net loans receivable.

         Investment securities held to maturity decreased $14.2 million primarily due to the transfer of approximately $4.2 million to investment securities available for sale and maturities of $10 million. The proceeds from the maturities were used to fund purchases of securities and increases in loans receivable.

         Mortgage-backed securities held to maturity decreased $105.6 million due to the transfer of approximately $94.7 million to mortgage-backed securities available for sale and maturities and principal paydowns and maturities of approximately $10.9 million. The proceeds from the maturities and principal paydowns were used to fund purchases of securities and increases in net loans receivable.

         Net loans receivable increased to $184.9 million at June 30, 1996, an increase of $40.8 million due primarily to a $119.8 million investment in loans originated for retention in the portfolio. These additions were partially offset by principal repayments of $79 million.

         Non-performing assets, consisting of non-accrual loans, accruing loans 90 days or more overdue, and real estate and other assets acquired by foreclosure or deed-in-lieu thereof, net of related reserves, amounted to $668,000 at June 30, 1996, as compared to $425,000 at June 30, 1995.

         Non-performing assets continue to improve and remain at a very low level.

                                            At June 30, 1996    At June 30, 1995
                                            ----------------    ----------------
Total reserves for loan and real estate
  owned losses.............................    $1,180,866          $1,156,393
Reserves as a percentage of total loans....           .62%                .77%

Reserves as a percentage of non-performing
  assets...................................           177%                272%

Non-performing assets as a percentage of
  total assets.............................          .18%                 .12%


         At June 30, 1996, the recorded investment in impaired loans was $378,000, all of which were on non-accrual status. Security Bank has not established an impairment allowance for these loans. The average recorded investment in impaired loans during the year ended June 30, 1996 was approximately $233,000. The amount of interest income recognized on impaired loans during this period was immaterial.

         Premises and equipment increased approximately $1.3 million from June 30, 1995 to June 30, 1996. The increase is primarily related to the construction of a new branch in Bozeman, Montana.

         Total  liabilities  increased  $19.8 million from June 30, 1995 to June
30, 1996. Total deposits decreased $1.7 million. Securities sold under repurchase agreements increased $1.4 million. Advances from the Federal Home Loan Bank increased $17.2 million. An advance totaling $5.5 million is an amortizing fixed-rate advance with an interest rate of 4.71% due in monthly installments of $250,000 plus interest, through April, 1998. This advance, originated in 1993, was obtained to enable Security Bank to purchase $15 million of mortgage-backed securities at an attractive spread over the cost of the advances. A short-term $20 million advance with a 5.44% interest rate is due July 5, 1996. The balance of $11.3 million is a variable rate cash management advance that is due April 25, 1997, but may be repaid at any time without penalty.

         Deferred income taxes decreased $455,717 from June 30, 1995 to June 30, 1996. This decrease is due to an increase in the deferred tax asset relating to the unrealized loss on investment and mortgage-backed securities available for sale, which offsets the deferred tax liability. At June 30, 1996, this deferred tax asset is $994,917 and offsets deferred tax liabilities of $1,107,000.

         Accrued interest payable increased $884,285 from June 30, 1995 to June 30, 1996. On July 7, 1996, Security Bank underwent an accounting system conversion. The increase in the accrued interest payable balance is attributable to the change in the cycle of interest payments between the new and the old accounting systems.

         Accrued expenses and other liabilities increased $2.5 million from June 30, 1995 to June 30, 1996. This increase is primarily related to a higher balance at June 30, 1996 of outstanding cashier's checks, bank checks, and CD interest checks and accounts payable.

         Stockholders' equity decreased $180,452 from June 30, 1995 to June 30, 1996 as a result of net income of $2,544,304 and proceeds from the exercise of stock options of $171,923 offset by an increase in the unrealized loss on available for sale investments and mortgage-backed securities (net of tax effect) of $1,299,723, a decrease of $615,000 from the purchase and retirement of 30,000 shares of common stock, and dividends paid on common stock of $981,956.

Results of Operations

         The major components of Security's consolidated net income for the three months ended September 30, 1996 and 1995 and the changes which occurred between periods are summarized in the following table:


                             1996 Amount     1995 Amount      1994 Amount
                             -----------     -----------      -----------

Interest income ............  $6,837,694      $6,399,699       $  437,995
Interest expense ...........   3,770,935       3,806,402           35,467
                              ----------      ----------       ----------
     Net interest income ...   3,066,759       2,593,297          473,462
Provision for loan losses ..    (150,000)        (30,000)        (120,000)
Noninterest income .........   1,271,831         866,083          405,748
Noninterest expense ........  (4,124,428)     (2,452,227)      (1,672,201)
                              ----------      ----------       ----------
  Income before income tax..      64,162         977,153         (912,991)
Income tax expense .........     (24,000)       (352,000)         328,000
                              ----------      ----------       ----------
  Net income ...............  $   40,162      $  625,153       $ (584,991)
                              ==========      ==========       ==========

Comparison of Three Months Ended September 30,1996 and September 30, 1995

         General. Net income for the quarter ended September 30, 1996 was $584,991 lower than for the corresponding period in 1995. This decrease was due to an increase in the provision for loan losses and a substantial increase in non-interest expense partially offset by increases in net interest income and non-interest income and a decrease in income tax expense. The increase in non-interest expense was primarily due to the $1,330,517 SAIF special assessment and $198,128 in extra expense as a result of the proposed merger with WesterFed Financial.

         Interest income and expense. Interest income for the quarter ended September 30, 1996 was $437,995 higher than interest income for the same three month period in 1995. This increase was due to higher average balances of loans receivable and a higher average yield on interest bearing earning assets, partially offset by lower average balances of investment securities and mortgage-backed securities. The average yield on interest earning assets for the quarter ended September 30, 1996 was 7.66% compared to 7.45% for the prior year period. Interest expense for the quarter ended September 30, 1996 was $35,467 lower than interest expense for the 1995 period. This decrease was due to the lower average rate paid on deposits and borrowings and lower average balances of borrowings, partially offset by higher average balances of deposits for the quarter ended September 30, 1996. The average rate paid on deposits and borrowings decreased from 4.91% for the quarter ended September 30, 1995 to 4.67% for the quarter ended September 30, 1996.

         Net interest income. Net interest income increased $473,462 for the quarter ended September 30, 1996 as compared to the same quarter in 1995. The interest rate spread for the quarter ended September 30, 1996 was 2.99% as compared to 2.55% for the quarter ended September 30, 1995.

         Provision and allowance for loan losses. The provision for loan losses increased $120,000 in the quarter ended September 30, 1996 as compared to the same quarter period in 1995. This increase reflects an increase in the amount of loans outstanding, as well as management's continuing evaluation of the possible loss exposure in the loan portfolio. The allowance for possible loan losses increased from $1,180,866 at June 30, 1996 (0.63% of loans receivable) to $1,281,560 at September 30, 1996 (0.62% of loans receivable) due to the increase in the provision.

         Non-interest income. Non-interest income increased $405,748 in the quarter ended September 30, 1996 in comparison to the same period in 1995. This increase is related to increases in fees from customer services of $113,934, increases in other operating income of $284,156, increases in securities brokerage services of $14,841 and an increase in net gains from the sale of mortgage-backed securities, investment securities and other real estate owned of $1,728, partially offset by decreases in gain on sale of loans held for sale of $8,911. Included in other operating income for the quarter ending September 30, 1996 is a $209,000 gain on an exchange of land held for a future branch office.

         Non-interest expense. Non-interest expense for the quarter ended September 30, 1996 increased $1,672,201 in comparison to the corresponding period in 1995. Compensation and benefits increased $138,893 primarily as a result of the new branch office in Bozeman, Montana, which opened in February, 1996. Occupancy and equipment increased $48,183 again primarily due to the operation of the new Bozeman branch. The SAIF special assessment was $1,330,517 in the 1996 period with no corresponding expense in 1995. Other non-interest expense increased $180,296 primarily due to $198,128 in extra expense as a result of the proposed merger with WesterFed Financial.

         Income tax expense. Income tax expense decreased $328,000 for the quarter ended September 30, 1996 as compared to the same period in 1995. This decrease was the result of lower pre-tax earnings in the 1996 period.

                                          1996 Amount   Change    1995 Amount   Change   1994 Amount
                                          -----------   ------    -----------   ------   -----------
Components of net income (in thousands)
Interest income..........................   $25,342     $ 1,059     $24,283     $ 6,491    $17,792
Interest expense.........................    14,912       1,961      12,951       3,582      9,369
                                            -------     -------     -------     -------    -------
  Net interest income....................    10,430        (902)     11,332       2,909      8,423
Provision for loan losses................      (120)        (90)        (30)         50        (80)
Noninterest income.......................     4,014       1,786       2,228         (30)     2,258
Noninterest expense......................   (10,358)     (1,134)     (9,224)     (3,340)    (5,884)
                                            -------     -------     -------     -------    -------
  Income before income tax...............     3,966        (340)      4,306        (411)     4,717
Income tax expense.......................    (1,422)        136      (1,558)        404     (1,962)
                                            -------          --     -------          --    -------
   Net income............................   $ 2,544     $  (204)    $ 2,748     $    (7)   $ 2,755
                                            ========    =======     =======     ========   =======

Comparison of Years Ended June 30,1996 and June 30, 1995

         General. Net income for the year ended June 30, 1996 was $2,544,304 compared to $2,748,032 for the prior year. This decrease was due primarily to increases in interest expense, noninterest expense and in the provision for loan losses partially offset by increases in interest income and non-interest income and decreases in income taxes. Return on average assets was 0.70% in 1996 versus 0.77% for the previous year.

         On July 7, 1996, Security Bank underwent an accounting system conversion. Due to this conversion, a complete recounting of the change in some account balances is complex. Certain reclassifications have been made to 1995 and 1994 financial statements to conform with 1996 presentations. In some cases a description of the remainder of the change in a particular account balance, after description of the material changes, is indeterminable.

         Interest Income. Interest income on loans receivable increased $2.7 million from 1995 to 1996. This increase was primarily caused by increases in loans outstanding and a higher portfolio yield in 1996. The weighted average yield on the loan portfolio increased from 8.81% in 1995 to 8.84% for 1996. Interest income on investment securities decreased $365,216 from 1995 to 1996 due to decreases in the amount of investment securities and the average yield. The weighted average yield on investment securities decreased from 6.61% in 1995 to 6.47% in 1996. Interest income on mortgage-backed securities decreased $1.4 million from 1995 to 1996. This decrease is related to a decrease in the average outstanding balance of mortgage-backed securities during the year. The weighted average yield on the portfolio increased from 6.25% in 1995 to 6.37% in 1996.

         Interest Expense. Total interest expense increased approximately $2 million from 1995 to 1996. Interest expense on deposits increased approximately $2 million from 1995 to 1996. This increase is due primarily to an increase in the average rate paid on deposits from 3.99% in 1995 to 4.51% in 1996 and an increase in the average outstanding balance of deposits in the 1996 period. Interest expense on securities sold under repurchase agreement increased
$236,366 from 1995 to 1996. This increase was due to the higher amount of securities sold under repurchase agreements outstanding in 1996. The average rate paid on securities sold under repurchase agreements outstanding increased from 4.68% in 1995 to 5.66% in 1996. Interest expense on advances from the Federal Home Loan Bank decreased $233,651 from 1995 to 1996. This decrease was due to the lower average amount of advances outstanding. The average rate paid on advances increased from 5.37% in 1995 to 5.59% in 1996.

         Net Interest Income. Net interest income decreased $902,363 from 1995 to 1996. This decrease was due primarily to the higher average rate paid on interest-bearing liabilities, partially offset by the higher average balances of interest-earning assets. The net yield on interest-earning assets decreased from 3.37% in 1995 to 3.11% for 1996.

         Provision for Losses on Loans and Permanent Impairment of Investment Securities. The provision for loan losses increased $90,000 and the provision for permanent impairment of investment securities decreased $90,000. The change in the provision for loan losses reflects management's continuing evaluation of the possible exposure in the loan portfolio. Total non-accrual and renegotiated loans increased from $425,000 at June 30, 1995 to

$668,000 at June 30, 1996. The allowance for possible loan losses increased slightly from $1,156,393 at June 30, 1995 (0.79% of loans receivable) to $1,180,866 at June 30, 1996 (0.62% of loans receivable) due to the increase in the provision and net recoveries.

         During  1996,   Security  Bank  sold  its  investment  in  one  of  two
investments in mutual funds that were held at June 30, 1995. Prior to the adoption on July 1, 1994 of the provisions of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", Security Bank had established a reserve for the permanent impairment in the carrying value of this investment of $245,000. The total reserve for the permanent impairment in the carrying value of this investment of $335,000 at June 30, 1995 was offset against the loss on the sale during 1996.

         Noninterest Income. Noninterest income increased $1.8 million from 1995 to 1996. This was primarily due to increases in fees for customer services, securities brokerage services, gain on the sale of loans held for sale, gain on the sale of mortgage-backed securities available for sale, and other operating income, partially offset by increases in loss on the sale of investment securities available for sale. Fees for customer services increased primarily due to increases in consumer and real estate loan fees and fees charged for deposit and checking services. Gain on the sale of loans increased due to the increase in loan originations due primarily to favorable real estate lending rates.

         Gross gains of $525,484 and no losses were realized on the sale of mortgage-backed securities available for sale during the period ended June 30, 1996. Gross losses of $324,943 and no gains were realized on the sale of investment securities available for sale during the period. There were no investment securities held to maturity or mortgage-backed securities held to maturity sold during the period ended June 30, 1996.

         Other operating income increased $380,155 primarily due to increases in servicing income on loans sold, loan insurance commissions, and ATM servicing fees for the use of automated teller machines.

         Non-interest Expense. Non-interest expenses increased $1.1 million from 1995 to 1996. Compensation and benefits, occupancy and equipment, and other expenses all increased. Compensation and benefits increased $713,189 primarily as a result of the expansion of the new Rosauer' s branch in Missoula, Montana, the new branch in Bozeman, Montana, and the addition of a commercial and agriculture lending staff to the loan department. Occupancy and equipment increased primarily due to the costs associated with the operation of the branches referred to above and expenses relating to the one-time non-recurring costs of the accounting system conversion that Security Bank underwent during July of 1995.

         Deposit insurance premiums decreased due to the abatement of Bank Insurance Fund ("BIF") deposit premiums of the Federal Deposit Insurance Corporation ("FDIC") relating to the approximately $82.4 million of deposits in the three branches acquired in May 1995. In September 1995, Security Bank received a refund of approximately $54,000 from the "FDIC" for overpaid "BIF" premiums relating to these deposits. The FDIC has adopted a risk-based insurance assessment system. Under this system, a bank or savings association with deposits insured by the BIF is required to pay an assessment ranging from $0 to $.27 per $100 of deposits based on the institution's risk classification. Banks at the zero assessment rate will pay the statutory minimum of $2,000 for deposit insurance. On the other hand, institutions such as Security Bank, with SAIF-insured deposits are required to pay an assessment ranging from $.23 to $.31 per $100 of deposits, based on the institution's risk classification.

         Other expenses increased $394,664 due primarily to a $105,729 Butte Branch litigation settlement paid in June of 1996 and increased costs relating to the one-time non-recurring costs of the accounting system conversion that Security Bank underwent during July 1995.

         Income Taxes. Income taxes decreased $135,900 from 1995 to 1996, primarily due to lower pre-tax income in 1996.

Comparison of Years Ended June 30, 1995 and June 30, 1994

         General. Net income for the year ended June 30, 1995 was $2,748,032 compared to $2,755,490 for the prior year. Net interest income increased and income taxes decreased, offset by an increase in noninterest expense.
Return on average assets was 0.77% in 1995 versus 0.99% the previous year.

         Interest Income. Interest income on loans receivable increased $4.2 million from 1994 to 1995. This increase was primarily caused by increases in loans outstanding and a higher portfolio yield in 1995. The weighted average yield on the loan portfolio increased from 8.24% in 1994 to 8.81% in 1995. Interest income on investment securities increased $564,923 from 1994 to 1995 due to increases in the balance of investment securities and the average yield. The weighted average yield on investment securities increased from 6.53% in 1994 to 6.61% in 1995. Interest income on mortgage-backed securities increased $1.8 million from 1994 to 1995. This increase is related to an increase in the weighted average yield on the portfolio from 5.82% in 1994 to 6.25% in 1995 and an increase in the average outstanding balance of mortgage-backed securities during the year. Even though the balance of mortgage-backed securities at June 30, 1995 was lower than June 30, 1994, the purchase of $49.1 million in May and June 1994 and the sale of $20.1 million in May 1995 result in a higher average outstanding balance in fiscal year 1995.

         Interest Expense. Total interest expense increased $3.6 million from 1994 to 1995. Interest expense on deposits increased $2.7 million from 1994 to 1995. This increase is due primarily to an increase in the average rate paid on deposits from 3.74% in 1994 to 3.99% in 1995 and an increase in the average outstanding balance of deposits in the 1995 period. The acquisition of the three branches in May 1994 increased deposits by approximately $88.8 million. Such deposits were outstanding for the entire fiscal year 1995, which resulted in a higher average balance of deposits in 1995. Interest expense on securities sold under repurchase agreement increased $254,746 from 1994 to 1995. This increase is also related to the higher average balance of securities sold under repurchase agreements outstanding in 1995. Security Bank did not have any securities sold under repurchase agreements prior to the acquisition of the three branches in May 1994. Interest expense on advances from the Federal Home Loan Bank increased $606,584 from 1994 to 1995. This increase was due to the higher average amount of advances outstanding in 1995, and to an increase in the average rate paid on advances from 4.27% in 1994 to 5.37% in 1995.

         Net Interest Income. Net interest income increased $2.9 million from 1994 to 1995. This increase was due primarily to higher average balances of interest-earning assets and an increase in the net yield on interest-earning assets, partially offset by higher average balances of interest-bearing liabilities. The net yield on interest-earning assets increased from 3.19% in 1994 to 3.37% in 1995.

         Provisions for Losses on Loans and Permanent Impairment of Investment Securities. The provision for loan losses decreased $50,000 and the provision for permanent impairment of investment securities decreased $155,000. These changes reflect management's continuing evaluation of the possible loss exposure in the loan portfolio and the possible permanent impairment of investment securities. Total non-accrual and renegotiated loans decreased from approximately $843,000 at June 30, 1994 to approximately $425,000 at June 30, 1995.

         At June 30, 1995, Security Bank held investments in two mutual funds. The reserve for the permanent impairment in the carrying value of these investments was increased by $90,000 during 1995 to $335,000.

         Noninterest Income. Noninterest income decreased $30,412 from 1994 to 1995. This was primarily due to decreases in the gain on sale of loans held for sale, securities brokerage services, gain on the sale of investment securities, mortgage-backed securities, other real estate owned, and other operating income, partially offset by increases in fees for customer services, gain on sale of real estate held for investment and other operating income. Fees for customer services increased primarily due to increases in fees charged for deposit and checking services and a substantial increase in the average outstanding balance of deposits subject to such fees. Gain on the sale of loans decreased due to the reduction in loan originations due primarily to rising interest rates.

         Non-interest Expenses. Non-interest expenses increased $3.3 million from 1994 to 1995. Compensation and benefits, advertising, occupancy and equipment, deposit insurance premiums, data processing services and other

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

expenses all increased. Compensation and benefits increased $1.3 million due primarily to the operation of the three branches acquired in May 1994 for the full year and the opening of a new branch in March 1995. Occupancy and equipment increased primarily due to the costs associated with the operation of the branches referred to above and the remodeling of the main office. Deposit insurance premiums increased due to the increase in the average outstanding balance of deposits and as a result of the acquisition of $88.8 million of deposits in the three branches acquired in May 1994 being subject to deposit insurance for the entire 1995 fiscal year. Data processing services increased $513,952 due to costs associated with the operation of the three branches for the entire year, the opening of the new branch in March 1995 and the acceleration of depreciation of the in-house computer equipment in anticipation of the conversion of data processing to an outside servicer. Other expenses increased $1.0 million due primarily to increased costs, such as amortization of the purchase premium, associated with the operation of the three new branches for a full year.

         Among factors which could impact general and administrative expenses in the future are federal deposit insurance premiums. For institutions, such as Security Bank, whose deposits are insured by both the SAIF and the BIF of the FDIC, there will potentially be varying impacts on earnings.

         Income Taxes. Income taxes decreased $403,752 from 1994 to 1995, primarily due to lower pre-tax income in 1995 and a decrease in the effective tax rate as a result of the one-time adjustment in connection with adopting SFAS No. 109 in the 1994 period.

Liquidity and Capital Resources

         Security Bank is subject to federal regulations which require the maintenance of a daily average balance of liquid assets equal to a percentage, currently 5%, of net withdrawable deposits and borrowings payable in one year or less. The liquidity requirement may vary from time to time depending on economic conditions and deposit flows. As of June 30, 1996 and 1995, Security Bank's liquidity ratios were 7.24% and 7.54%, respectively. Federal regulations also require Security Bank to maintain an average daily balance of short-term liquid assets (generally those having maturities of one year or less) currently equal to at least 1% of its average daily balance of net withdrawable accounts plus borrowings payable in one year or less. As of June 30, 1996 and 1995, Security Bank's short-term liquid asset ratios were 2.61% and 2.73%, respectively. During fiscal years 1996 and 1995, Security Bank has maintained both liquidity ratios in accordance with regulatory requirements.

         Security Bank's liquidity investments for regulatory purposes totaled approximately $25.4 million at June 30, 1996 and consisted primarily of cash, interest-bearing accounts, U.S. government and U.S. government agency obligations.

         Security Bank's primary sources of funds include deposits, loan and mortgage-backed securities repayments, proceeds from the sale of loans and mortgage-backed securities, proceeds from the maturities of investment securities, Federal Home Loan Bank advances, other borrowings and positive cash flows generated from operations (including interest credited to deposits). For fiscal year 1996, the excess deposit outflows over deposit receipts (including securities sold under repurchase agreement and interest credits to deposit accounts) was approximately $300,000. For fiscal years 1995 and 1994, the excess of deposit outflows over deposit receipts (including interest credited to deposit accounts) was $2.8 million and $1.4 million, respectively, disregarding $88.8 million of deposits assumed in the 1994 acquisition. Loan and mortgage-backed securities repayments and sales were $130.5 million in 1996, $71.6 million in 1995 and $147.5 million in 1994. The large increases in loan and mortgage-backed securities repayments and sales in 1996 and 1994 were primarily due to increases in loan originations and sales due to the favorable interest rate environment and refinancing activity which also affected the principal repayments of mortgage-backed securities. Approximately $32.9 million, $20.1 million and $16.2 million of mortgage-backed securities were sold during 1996, 1995 and 1994, respectively.

         Security Bank uses its sources of funds primarily to fund maturing savings certificates, savings withdrawals, repay borrowings, purchase mortgage-backed securities and investment securities, fund existing and continuing loan commitments, maintain its liquidity and meet operating expenses.

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

         As required by FIRREA, the OTS issued new capital standards effective December 7, 1989 which require that a savings association meet three capital tests, namely, a "tangible capital requirement" (requiring "tangible capital" equal to at least 1.5% of adjusted total assets), a "leverage ratio requirement" (currently requiring "core capital" equal to at least 3% of adjusted total assets) and a "risk-based capital requirement" (requiring "total capital" equal to 8.0% of risk-weighted assets). At June 30, 1996, Security Bank had tangible capital of $26.8 million compared to a requirement of $5.5 million, core capital of $26.8 million compared to a requirement of $11.1 million, and risk-based capital of $28.0 million compared to a requirement of $15.2 million. The OTS has adopted amendments to the leverage limit to reflect increases in the capital requirements applicable to national banks as adopted by the Comptroller of the Currency. As adopted, only savings associations rated Composite 1 under the OTS MACRO rating system would be permitted to operate at or near the current minimum core capital requirement of 3% of adjusted total assets. All other savings associations are required to meet a minimum core capital requirement of at least 100 to 200 basis points greater than the current 3% minimum requirement.

         In determining the amount of additional capital required, the OTS assesses, on a case by case basis, both the quality of risk management systems and the level of overall risk in each individual savings institution. Security Bank anticipates that its core capital requirement will be increased to 4% or 5% as a result of the new regulation.

         Regulations adopted by the OTS and the other banking agencies pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), prescribe capital levels for institutions that would be deemed "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." FDICIA imposes increasingly stringent restrictions on the activities of institutions at each successively lower capital level. FDICIA also provides federal banking agencies with increased powers to take supervisory actions against institutions at the lower capital levels. Such actions may include changing management, restricting interest payments, and curtailing transactions with affiliated institutions.

         Effective January 1, 1994, the OTS has adopted an amendment to its capital regulations to require savings associations to maintain additional capital based on the amount of their exposure to losses from changes in market interest rates (the "interest rate risk component"). The amount of such capital must equal 50% of the estimated decline in the market value of an association's portfolio equity after an immediate 200 basis points increase or decrease (whichever yields the larger decline) in market interest rates. The market value of portfolio equity is the net present value of the cash flows from an association's assets, liabilities, and off-balance-sheet items. Under the new regulation, net present values are calculated by the OTS based on information supplied by savings associations in quarterly reports and using discount rates derived from rates paid on various instruments.

         Effect of Inflation and Changing Prices. The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation can be found in the increased cost of Security Bank's operations. The assets and liabilities of a financial institution are primarily monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

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

               VOTING SECURITIES AND PRINCIPAL HOLDERS OF SECURITY

Security Ownership of Certain Beneficial Owners

          The following table provides information concerning the only persons known to Security to have beneficial ownership as of October 31, 1996 of more than 5% of the outstanding Security Common Stock, and each of the named executive officers and directors of Security and Security Bank as a group.

Name, Address and
Relationship with
Security or                             Number of Shares      Percent of Class
Security Bank                           Beneficially Owned    Beneficially Owned
-------------------------------         ------------------    ------------------
TSI, Inc.                               361,171 (1)           24.29%
First Montana Title Insurance Company
UAC, Inc.
Paul J. McCann
  P.O. Box 2249
  Great Falls, MT  59403

Directors and Officers as a Group       164,372 (2)           10.57%
(11 individuals)

(1) Mr. McCann, First Montana Title Insurance Company ("FMTIC"), TSI, Inc. and UAC, Inc. are deemed the beneficial owners of an aggregate of 361,171 shares of Security Common Stock. Mr. McCann, who is a past director of Security, owns directly and has the sole power to vote and dispose or direct the disposition of 6,500 shares of such stock. FMTIC owns directly and has the sole power to vote and dispose or direct the disposition of 121,000 shares of such stock. TSI, Inc., the parent company of FMTIC, owns directly and has the sole power to vote and dispose or direct the disposition of 222,922 shares of such stock and UAC, Inc., a majority owned subsidiary of TSI, Inc., owns directly and has the sole power to vote and dispose or direct the disposition of 10,749 shares of such stock.

(2)      Includes currently exercisable options to purchase 68,500 shares.

                 DESCRIPTION OF WESTERFED FINANCIAL COMMON STOCK

         The 15,000,000 shares of capital stock authorized by the WesterFed Financial Certificate of Incorporation are divided into two classes, consisting of 10,000,000 shares of WesterFed Financial Common Stock (par value $.01 per share) and 5,000,000 shares of serial preferred stock (par value $.01 per share). The aggregate par value of the issued shares constitute the capital account of WesterFed Financial on a consolidated basis.

         Each share of the WesterFed Financial Common Stock has the same relative rights and is identical in all respects with each other share of the Common Stock. The WesterFed Financial Common Stock represents non-withdrawable capital, is not be of an insurable type and is not insured by the FDIC.

         Under Delaware law, the holders of the Common Stock possess exclusive voting power in WesterFed Financial. Each stockholder is entitled to one vote for each share held on all matters voted upon by stockholders, subject to certain limitations.

         No Preemptive Rights. Holders of the WesterFed Financial Common Stock are not entitled to preemptive rights with respect to any issued shares which may be issued. The WesterFed Financial Common Stock is not subject to call for redemption.

         Preferred Stock. The Board of Directors of WesterFed Financial are authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and

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

may have full or limited voting rights. The holders of preferred stock will be entitled to vote as a separate class or series under certain circumstances, regardless of any other voting rights which such holders may have.

         WesterFed Financial has no present plans for the issuance of the additional authorized shares of Common Stock or for the issuance of any shares of preferred stock. The authorized but unissued and unreserved shares of Common Stock are available for general corporate purposes including but not limited to possible issuance as stock dividends or stock splits, future mergers or acquisitions, under a cash dividend reinvestment and stock purchase plan, in a future underwritten or other public offering, or under an employee stock ownership plan. The authorized but unissued shares of preferred stock will similarly be available for issuance in future mergers or acquisitions, in a future underwritten public offering or private placement or for other general corporate purposes. Except as described above or as otherwise required to approve the transaction in which the additional authorized shares of Common Stock or authorized shares of preferred stock would be issued, no stockholder approval will be required for the issuance of these shares. Accordingly, the Board of Directors of the WesterFed Financial without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock.

         Certain provisions of the WesterFed Financial Certificate may have the effect of delaying, deferring or preventing a change in control of WesterFed Financial pursuant to an extraordinary corporate transaction involving WesterFed Financial, including a merger, reorganization, tender offer, transfer of substantially all of its assets or a liquidation. See "Certain Anti-takeover Provisions--Certificate of Incorporation and Bylaws."

      RESTRICTIONS ON ACQUISITIONS OF WESTERFED FINANCIAL STOCK AND RELATED
                          TAKEOVER DEFENSIVE PROVISIONS

         This section sets forth a brief discussion of the reasons for, and the operation and effects of, certain provisions of the WesterFed Financial Certificate and Bylaws (the "WesterFed Financial Bylaws") which may have certain anti-takeover effects. This section also summarizes certain provisions of federal law and Delaware law which may have anti-takeover effects.

Certificate of Incorporation and Bylaws

         General. A number of provisions of the WesterFed Financial Certificate and the WesterFed Financial Bylaws pertain to matters of corporate governance and certain rights of stockholders. Certain of those provisions may be deemed to have and may have the effect of making more difficult, costly or time consuming, and thereby discouraging, a merger, tender offer, proxy contest or other attempt to assume control of WesterFed Financial and/or change incumbent management and in certain circumstances may prevent a change in control of WesterFed Financial even if such a change in control is desired by a majority of WesterFed Financial's stockholders. The following discussion focuses on certain of such provisions.

         Authorized Shares of Capital Stock. The WesterFed Financial Certificate permits the WesterFed Financial Board to issue, without the approval of stockholders but subject to the Board's fiduciary duties and the availability of authorized but unissued shares, additional shares of WesterFed Financial Common Stock, or shares of WesterFed Financial Preferred Stock with such rights and preferences as the WesterFed Financial Board may determine. While the availability of such shares provides WesterFed Financial with flexibility in structuring financings and acquisitions and meeting other corporate needs, it may also, as more fully described below, impede the completion of a transaction to which the WesterFed Financial Board or management is opposed.

         Uncommitted authorized but unissued shares of WesterFed Financial Common Stock and WesterFed Financial Preferred Stock may be issued from time to time to such persons and for such consideration as the WesterFed Financial Board may determine and holders of the then-outstanding shares of WesterFed Financial Common Stock or WesterFed Financial Preferred Stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law, the rules and policies of the NASDAQ/NMS and the judgment of the WesterFed Financial Board regarding the submission of such issuance to WesterFed

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

Financial's stockholders. WesterFed Financial stockholders have no preemptive rights to subscribe to newly issued shares.

         Moreover, it is possible that additional shares of WesterFed Financial Common Stock or WesterFed Financial Preferred Stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in WesterFed Financial more difficult, time-consuming or costly or to otherwise discourage an attempt to acquire control of WesterFed Financial. Under such circumstances, the availability of authorized and unissued shares of WesterFed Financial Common Stock and WesterFed Financial Preferred Stock may make it more difficult for WesterFed Financial stockholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of WesterFed Financial through a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with WesterFed Financial in opposing such an attempt by a third party to gain control of WesterFed Financial. The issuance of new shares of WesterFed Financial Common Stock or WesterFed Financial Preferred Stock could also be used to dilute ownership of a person or entity seeking to obtain control of WesterFed Financial. Although WesterFed Financial does not currently contemplate taking such action, shares of WesterFed Financial Common Stock or one or more series of WesterFed Financial Preferred Stock could be issued for the purposes and effects described above and the WesterFed Financial Board reserves its rights (if consistent with its fiduciary responsibilities) to issue such stock for such purposes.

         Based on the number of shares of WesterFed Financial Common Stock and WesterFed Financial Preferred Stock presently authorized for issuance in the WesterFed Financial Certificate and the number thereof outstanding, WesterFed Financial is currently limited in its ability to issue shares of WesterFed Financial Common Stock and WesterFed Financial Preferred Stock, including in connection with the Merger.

         Upon consummation of the Merger, WesterFed Financial will issue up to ____ shares of WesterFed Financial Common Stock.

         Classified Board of Directors and Removal of Directors. The WesterFed Financial Certificate states that the WesterFed Financial Board is to be divided into three classes, which shall be as nearly equal in number as possible. The directors of WesterFed Financial in each class hold office for a term of three years. The WesterFed Financial Certificate provides that a director may be removed only for cause and then only by the affirmative vote of (i) the holders of at least a majority of the outstanding shares entitled to vote in an election of directors, voting as a single class and (ii) not less than a majority of the directors then in office. If less than the entire Board is to be removed, no one of the directors may be removed if the votes cast against the removal would be sufficient to elect a director if such votes were cumulatively voted at an election of the class of directors of which such director is a part.

         A classified board of directors could make it more difficult for stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of a majority of the WesterFed Financial Board. Since the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the stockholders to replace a majority of the board, whereas a majority of a non-classified board may be replaced in one year.

         Management of WesterFed Financial believes that the staggered election of directors helps to promote the continuity of management because approximately one-third of the WesterFed Financial Board is subject to election each year. Staggered terms help to assure that in the ordinary course of business approximately two-thirds of the directors, or more, at any one time have had at least one year's experience as directors, and moderate the pace of changes in the WesterFed Financial Board by extending the minimum time required to elect a majority of directors from one to two years.

         Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. In connection with certain "Business Combinations" (as defined below) and related transactions between WesterFed Financial and a "Related Person" (as defined below), the WesterFed Financial Certificate requires the approval of the holders of at least 75% of WesterFed Financial's outstanding shares of voting stock voting as a single class unless the

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

transaction is approved by the affirmative vote of at least 75% of the directors who are not affiliated with the Related Person and who were directors at the time the Related Person became such or unless certain fair price criteria are met. The WesterFed Financial Certificate defines the term "Related Person" generally to include any individual or entity which, together with its "Affiliates" (as that term is defined in the Securities Exchange Act of 1934, as amended) owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of WesterFed Financial.

         The WesterFed Financial  Certificate  defines Business  Combination as:
(i) any merger or consolidation of WesterFed Financial or any of its subsidiaries with or into any Related Person; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition other than in the ordinary course of business to or with a Related Person of any assets of WesterFed Financial having an aggregate fair market value of $1,000,000 or more; (iii) the issuance or transfer by WesterFed Financial of any shares of its voting stock or securities convertible into such shares (other than by way of a pro rata distribution to all stockholders) to a Related Person; (iv) the adoption of any plan or proposal for the liquidation or dissolution of WesterFed Financial or any of its subsidiaries proposed, directly or indirectly, by or on behalf of a Related Person; (v) any recapitalization, merger or consolidation that would have the effect of increasing the voting power of a Related Person; (vi) any merger or consolidation of WesterFed Financial with another person proposed, directly or indirectly, by or on behalf of a Related Person unless the surviving or resulting entity has a provision in its governing instrument which is substantially identical to this provision of the WesterFed Financial Certificate; and (vii) any agreement, contract or other arrangement or understanding providing, directly or indirectly, for any of the transactions described in this paragraph.

         Under Delaware law, absent such a supermajority voting provision, business combinations, including mergers, consolidations and sales of substantially all of the assets of WesterFed Financial must be approved by the vote of the holders of a majority of the outstanding shares of WesterFed Financial Common Stock, subject to certain exceptions. See "--Delaware Law." The increased stockholder vote required to approve a Business Combination may have the effect of foreclosing mergers and other business combinations which a majority of stockholders deem desirable and may place the power to prevent such a merger or combination in the hands of a minority of stockholders.

         Provisions Relating to Meetings of Stockholders. The WesterFed Financial Certificate and WesterFed Financial Bylaws provide that Special Meetings of stockholders may only be called by the chairman of the board or the president and shall be called by either individual at the written request of a majority of the directors then in office. The WesterFed Financial Certificate also provides that stockholder action may be taken only at a Special Meeting of stockholders and not by written consent. Although management of WesterFed Financial believes that these provisions will discourage stockholder attempts to disrupt the business of WesterFed Financial between Special Meetings of stockholders, an additional effect may be to deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of WesterFed Financial between Special Meetings. These provisions may also prevent stockholders from using a Special Meeting as a forum to address certain other matters and may discourage takeovers which are desired by stockholders.

         Restriction of Maximum Number of Directors and Filling Vacancies on WesterFed Financial's Board of Directors. The WesterFed Financial Certificate provides that the number of directors of WesterFed Financial shall be not less than six nor more than 18, as set forth in the WesterFed Financial Bylaws. The power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in the WesterFed Financial Board acting by a vote of a majority of directors then in office, even if less than a quorum. An increase or decrease in the numerical range limitations on directors of WesterFed Financial may only be accomplished through an amendment of the WesterFed Financial Certificate, which amendment must be approved by the affirmative vote of at least two-thirds of the directors then in office and by the affirmative vote of the holders of at least 75% of the total votes eligible to be cast at a meeting duly called for that purpose. An increase or decrease in the number of directors within the numerical range limitations prescribed by the WesterFed Financial Certificate requires an amendment to the WesterFed Financial Bylaws, which requires an affirmative vote of at least two-thirds of the directors then in office or an affirmative vote of at least 75% of the outstanding capital stock entitled to vote for that purpose. The overall effect of such provisions may be to prevent a person or entity from immediately acquiring control of WesterFed Financial through an increase in the number of WesterFed Financial directors

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

followed by election of that person's or entity's nominees to fill the newly created vacancies. Furthermore, the ability of the WesterFed Financial Board to fill vacancies resulting from newly created directorships could allow the Board to retain control of WesterFed Financial by creating new directorships and filling the vacancies created thereby.

         Advance Notice Requirements for Presentation of New Business and Nominations of Directors at Meetings of Stockholders. The WesterFed Financial Bylaws generally provide that any stockholder desiring to make a proposal for new business at a meeting of stockholders must submit written notice which must be received at the executive offices of WesterFed Financial at least 20 days in advance of the meeting. The WesterFed Financial Bylaws also provide that stockholders wishing to nominate candidates for election as directors must deliver written notice to the secretary of WesterFed Financial at least 15 days prior to the date of the Special Meeting of stockholders. Adequate advance notice of stockholder proposals and nominations gives management time to evaluate such proposals and nominations and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management's proposals or nominations if stockholders believe such proposals or nominations are not in their best interests.

         Supermajority Voting Requirement for Amendment of Certain Provisions of the Certificate of Incorporation. The WesterFed Financial Certificate may be amended only if first approved by two-thirds of the directors then in office at a duly constituted meeting called expressly for that purpose and thereafter approved by the vote of the holders of a majority of the outstanding shares of WesterFed Financial Common Stock, except that the provisions of the WesterFed Financial Certificate governing (i) WesterFed Financial's internal affairs, (ii) call of Special Meetings, (iii) indemnification, (iv) limitation on the personal liability of directors, (v) approval for acquisitions of control and offers to acquire control and (vi) amending the WesterFed Financial Certificate must be approved by the affirmative vote of the holders of at least 75% of the total votes eligible to be cast on such matters, and the provisions of the WesterFed Financial Certificate governing Business Combinations may be amended, added to, changed or repealed only as provided for therein. This provision is intended to prevent the holders of less than 75% of the outstanding shares of WesterFed Financial from circumventing any of the foregoing provisions by amending the Certificate of Incorporation to delete or modify any one of such provisions.
This provision would enable the holders of more than 25% of WesterFed Financial's voting stock to prevent amendments to the WesterFed Financial Certificate even if they were favored by the holders of a majority of the voting stock.

         Control Acquisitions. The WesterFed Financial Certificate provides that, for as long as Western Bank remains a majority-owned subsidiary of WesterFed Financial, no person shall acquire beneficial ownership of 10% or more of the voting stock of WesterFed Financial unless (i) the acquisition received prior approval, either by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock or, if first approved by two-thirds of the directors then in office at a meeting of the directors called for such purpose, then by the affirmative vote of holders of at least a majority of the outstanding voting stock (in either case at a stockholder meeting called for such purpose); and (ii) the acquisition received prior approval by the proper federal regulatory agencies as provided in the Control Act and the Holding Company Act.

         In the event that beneficial ownership of 10% or more of the voting stock of WesterFed Financial is acquired by any person in violation of the aforementioned provisions, (i) WesterFed Financial may institute a private right of action to enforce the relevant statutory and regulatory provisions under the Control Act and the Holding Company Act, and (ii) all voting stock of WesterFed Financial held by such person in excess of 10% of the outstanding voting stock of WesterFed Financial shall no longer, from and after the date of its acquisition (A) be entitled to vote on any matter, (B) be entitled to take other stockholder action, (C) be counted in determining the total outstanding shares of WesterFed Financial for purposes of any stockholder action, or (D) be transferable except with the approval of the WesterFed Financial Board or of an independent trustee appointed thereby (with the proceeds of such sale to be paid
(x) first, to the trustee, for its reasonable fees and expenses, (y) second, to the acquiring person to cover its tax liability upon such sale, and (z) third, to WesterFed Financial as to any remaining balance).

         This provision would make it impractical for a third party to acquire beneficial ownership of more than 10% of the outstanding voting stock of WesterFed Financial without first receiving stockholder and regulatory

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approvals,  since any party who acquired  shares in excess of the 10%  threshold would lose all significant rights associated with the voting and transfer of such shares.

Federal Law

         Federal law provides that no person or company, directly or indirectly or acting in concert with one or more persons or companies, or through one or more subsidiaries, or through one or more transactions, may acquire "control" of a savings association (which for these purposes includes a holding company thereof) at any time without the prior approval of, or, in the case of individuals, written notice to, the OTS. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. Control of a savings association or any other company under federal statute includes, generally, ownership of, control of or holding irrevocable proxies (or any combination of irrevocable proxies and voting stock) representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the savings association's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Among other things, direct or indirect acquisition of more than 10% of any class of a savings association's voting stock, if the acquiror also is subject to any one of eight "control factors," constitutes a rebuttable determination of control under the OTS regulations. Such control factors include, among other things, the acquiror being one of the two largest stockholders of any class of voting stock. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. Thus, any person or company that intends to acquire more than 25% of the WesterFed Financial Common Stock, or that is subject to a "control factor" as described in the federal regulations and intends to acquire more than 10% of the WesterFed Financial Common Stock, may need to notify the OTS and seek prior approval, non-objection or acceptance of a rebuttal statement.

         In applying the "control" test to holders of the WesterFed Financial Common Stock, Federal law treats the WesterFed Financial Preferred Stock, which is convertible at any time at the option of the holder into WesterFed Financial Common Stock, as WesterFed Financial Common Stock on an as-converted basis for purposes of the 10% or 25% limits on voting stock. Consequently, any person that intends to acquire ownership or control of some combination of WesterFed Financial Preferred Stock and WesterFed Financial Common Stock, such that the 10% or 25% limits described above are met, may need to notify the OTS and seek prior approval, non-objection or acceptance of a rebuttal statement.

Delaware Law

         Section 203 of the Delaware General Corporation Law ("DGCL") may have the effect of significantly delaying a purchaser's acquisition of the entire equity interest in WesterFed Financial, and accordingly, could delay or discourage certain takeover attempts. In general, Section 203 of the DGCL prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock) from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers, as set forth below) with a Delaware corporation such as WesterFed Financial for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the
transaction   in  which  the   Interested   Stockholder   became  an  Interested
Stockholder; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock owned by directors who are also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of 66-2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The restrictions imposed on Interested Stockholders under DGCL
Section 203 do not apply under certain limited circumstances set forth therein, including certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of certain extraordinary

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

transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

         Section 203 of the DGCL provides that during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any merger or consolidation of the corporation or a direct or indirect majority-owned subsidiary of the corporation with (A) the Interested Stockholder, or (B) with any other corporation if the merger or consolidation is caused by the Interested Stockholder and as a result of such merger or consolidation the above limitations of Section 203 are not applicable to the surviving corporation; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (except proportionately as a stockholder of the corporation) to or with the Interested Stockholder of assets having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (iii) any transaction which results in the issuance or transfer by the corporation or by any majority owned subsidiary thereof of any stock of the corporation of such subsidiary to the Interested Stockholder, except, among other things, pursuant to a transaction which effects a pro rata distribution to all stockholders of the corporation; (iv) any transaction involving the corporation or any majority owned subsidiary thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned by the Interested Stockholders (except, among other things, as a result of immaterial changes due to fractional share adjustments); or (v) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

                   COMPARISON OF RIGHTS OF WESTERFED FINANCIAL
                            AND SECURITY STOCKHOLDERS

General

         As a result of the Merger, holders of Security capital stock, whose rights are presently governed by Montana law and the Articles of Incorporation (the "Security Articles") and Bylaws (the "Security Bylaws") of Security, will become stockholders of WesterFed Financial, a Delaware corporation. Accordingly, their rights will be governed by Delaware law ("DGCL"), the WesterFed Financial Certificate and the WesterFed Financial Bylaws. Certain differences in the rights of stockholders arise from distinctions between the Security Articles and Security Bylaws, and the WesterFed Financial Certificate and WesterFed Financial Bylaws as well as Delaware law and Montana law. The following is a brief description of those differences. This description does not purport to be a complete statement of all differences between the rights of stockholders of Security and WesterFed Financial, and the identification of specific differences is not meant to indicate that other differences do not exist. However, Security and WesterFed Financial believe that all of the material differences are discussed below. The following summary is qualified in its entirety by reference to Montana law, the DGCL, the Security Articles and Security Bylaws and the WesterFed Financial Certificate and WesterFed Financial Bylaws.

         Each Security stockholder should carefully consider these differences, including provisions of the Certificate of Incorporation and Bylaws of WesterFed Financial that may have an anti-takeover effect, in connection with the decision to vote for or against the adoption and approval of the Merger Agreement.

Capital Stock

         The Security Articles authorize the issuance of 10,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. The Security Articles also provide that the Board may issue the Security Preferred Stock in series, establish from time to time the number of shares to be included in each series and fix the rights and preferences of the shares of each series and the qualifications, limitations or restrictions thereof. As of January __, 1997, Security had no Preferred Stock issued and outstanding.

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

         The WesterFed Financial Certificate authorizes the issuance of 10,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. The WesterFed Financial Certificate also provides that the Board may authorize the issuance of WesterFed Financial Preferred Stock in series, establish from time to time the number of shares to included in each such series and fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of outstanding shares may be increased or decreased by the affirmative vote of a majority of the Common Stock holders, without a vote of the holders of the Preferred Stock, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation. At January ___1997, there were no shares of WesterFed Financial Preferred Stock issued and outstanding.

Special Meetings of Stockholders

         The Security Bylaws allow for special meetings of the shareholders for any purpose or purposes, called at any time by the chairman of the board, the president or a majority of the Board of Directors. Special meetings of shareholders may also be called by the chairman of the board, the president or the secretary upon written request signed by the holders of not less than 10% of all of the outstanding capital stock of Security entitled to vote at the meeting. The WesterFed Financial Certificate and Bylaws provide for special meetings only when called by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which WesterFed Financial would have with no vacancies. Therefore, to the extent a group of WesterFed Financial shareholders desired to call a special meeting, they would not be permitted to do so.

Advance Notice Requirements for Nominations of Directors and Presentation of New Business at Meetings of Stockholders

         The Security Articles and Bylaws allow shareholders to nominate directors and raise new business at the annual meetings with written notice to the Secretary of Security at least five days prior to the date of the annual meeting. If a new business proposal is not properly written and filed, such proposal may not be acted upon and will be laid over for action at an adjourned, special or annual meeting of the stockholder, taking place 30 days or more thereafter. The WesterFed Financial Bylaws allow shareholders to nominate directors and raise new business at annual meetings with written notice, as described in the Bylaws, to the Secretary of WesterFed Financial at least 30 days prior to the annual meeting (unless notice of the annual meeting was given less than 40 days in advance of the meeting, in which case the shareholder can timely file within ten days of the notice). Any business so brought up by a shareholder must relate to a proper subject for stockholder action. WesterFed Financial stockholders are therefore subject to a longer notice requirement with regard to nominations of directors and presentation of new business at stockholder meetings, as well as a specific requirement that new business proposals relate to a proper subject for stockholder action.

Cumulative Voting for Election of Directors

         Cumulative voting entitles each stockholder to cast a number of votes in the election of directors equal to the number of such stockholder's shares of stock multiplied by the number of directors to be elected, and to distribute such votes in favor of one nominee or among two or more of the nominees to be elected. The Security Articles allow cumulative voting by stockholders in the election of directors. The WesterFed Financial Certificate does not provide for cumulative voting. Accordingly, cumulative voting, which may be considered desirable by certain stockholders, is not available to WesterFed Financial stockholders.

Number and Term of Directors

         The Security Articles and Bylaws prescribe a Board of Directors consisting of no fewer than nine directors, and no more than fifteen directors as fixed by the vote of the Board of Directors; the Board is divided into three classes, as nearly equal in number as possible. The members of each class are elected for three year terms and until their successors are elected and qualified with one class being elected annually.

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

         The WesterFed Financial Certificate and Bylaws allow the Board of Directors to determine, by resolution, the number of Directors on the Board. Absent any designation by the Board of Directors, the number of directors is six; currently, there are six directors on WesterFed Financial's Board of Directors. The WesterFed Financial Certificate requires that the Board be divided into three classes, as nearly equal in number as possible, with the term of one class expiring each year.

Removal of Directors

         The Security Bylaws provides for removal of directors at a shareholder meeting called expressly for that purpose. A director may be removed for cause by a vote of the holders of a majority of the shares then entitled to vote. If less than the entire board is to be removed, no one of the directors may be removed if the votes cast against the removal would be sufficient to elect, under cumulative voting, a director in the class of directors of which the director is a part.

         The WesterFed Financial Certificate permits removal of any and all directors at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Therefore, the percentage of shareholders required to remove a director is higher for WesterFed Financial shareholders than for Security shareholders.

Business Combinations with Certain Persons

         The Security Articles and Bylaws do not address issues related to Business Combinations with Affiliates or Interested Shareholders.

         The WesterFed Financial Certificate includes a provision which requires that a "Business Combination" (as defined therein) involving any "Interested Stockholder" (which generally includes any person or entity owning or controlling more than 10% of the outstanding voting stock of WesterFed Financial), must be approved by the holders of at least 80% of the outstanding shares entitled to vote, unless the Business Combination has been approved in advance by a majority of the disinterested directors who are unaffiliated with the Interested Stockholder and were directors prior to the time that the Interested Stockholder became a Interested Stockholder, or certain fair price conditions are met. In the event the requisite approval of the disinterested directors is given, or the fair price conditions are met, the normal voting requirements of the DGCL would apply. For a more complete description of the Business Combination provision of the WesterFed Financial Certificate, see "Certain Anti-takeover Provisions--Certificate of Incorporation and Bylaws--Stockholder Vote Required to Approve Business Combinations with Principal Stockholders".

Amendment of Certificate or Articles of Incorporation and Bylaws

         The Security Articles give shareholders the sole power to amend, by a majority vote, the Security Articles, except that the Board of Directors may amend the Articles without shareholder action under certain circumstances as provided by Montana law. The Security Bylaws may be amended by a majority of the full board of directors or by a majority of the votes cast by the shareholders of the corporation.

         The DGCL provides that the certificate of incorporation of a Delaware corporation may be amended only if first approved by the corporation's board of directors and thereafter by a majority of the outstanding stock entitled to vote thereon. The WesterFed Financial Certificate grants full amendment power of the Certificate to the Corporation as prescribed by Delaware law, except that an 80% vote of the outstanding shares is required to amend or repeal certain portions of the Certificate related to capital stock authorization, special meetings of stockholders, annual meetings of shareholders, the number and terms of directors, amendment of Bylaws, Business Combinations with and stock purchases from Interested Shareholders and indemnification of directors. The WesterFed Financial Certificate expressly empowers the Board of Directors to adopt, amend or repeal the By-laws of the Corporation. Shareholders can adopt, amend or repeal the By-laws of the Corporation with an affirmative vote of at least 80% of the then outstanding shares of WesterFed Financial capital stock generally entitled to vote for directors.

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

         WesterFed   Financial   shareholders,   therefore,   are   subject   to
supermajority standards for amending the WesterFed Financial Bylaws and much of the WesterFed Financial Certificate.

Control Acquisitions

         The WesterFed Financial Certificate provides that any person who beneficially owns 10% or more of the outstanding voting stock of WesterFed Financial Corporation is not permitted to vote in respect of the shares held in excess of the 10%. The Security Articles and Bylaws do not contain similar provisions.

    RATIFICATION OF THE ADOPTION OF THE WESTERFED FINANCIAL EQUITY INCENTIVE
                                      PLAN

         An equity incentive plan (the "Equity Incentive Plan") has been adopted by the Board of Directors of WesterFed Financial, effective ____________, 1996, subject to ratification by stockholders at the WesterFed Financial Special
Meeting. Apart from the replenishing of shares, the Plan is comparable in structure and purpose to plans adopted by the stockholders of a large number of public companies and is similar to the WesterFed Financial's 1993 Stock Option and Incentive Plan approved by WesterFed Financial Stockholders at a Special Meeting of WesterFed Financial Stockholders held in March 1994. As of January ___ , 1997, awards covering a total of ___________ shares of the _______ shares of Common Stock reserved for issuance under the 1993 Stock Option and Incentive Plan have been granted.

         Pursuant to the Equity Incentive Plan, ______ shares or ____% of WesterFed Financial's Common Stock will be reserved for issuance under the Equity Incentive Plan from authorized but unissued shares. In addition, the Equity Incentive Plan will include the ______ shares previously authorized by shareholders which have not been granted under WesterFed Financial's existing 1993 Stock Option and Incentive Plan plus, the number of shares repurchased by WesterFed Financial in the open market or otherwise with an aggregate price no greater than the cash proceeds received by WesterFed Financial from the exercise of shares under the Equity Incentive Plan; plus, any shares surrendered to WesterFed Financial in payment of the exercise price of options issued under the Equity Incentive Plan.

         The WesterFed Financial Board of Directors proposes that stockholders approve the new Equity Incentive Plan in order to fulfill WesterFed Financial's obligation pursuant to the Merger Agreement to assume the outstanding Security stock options of Security's directors and executive officers. In addition adoption of the Equity Incentive Plan would increase the number of shares available for future grants of stock options. The WesterFed Financial Board of Directors believes that it is appropriate for WesterFed Financial to adopt a flexible and comprehensive Equity Incentive Plan which permits the granting of a variety of long-term incentive awards to directors, officers and employees as a means of enhancing and encouraging the recruitment and retention of those individuals on whom the continued success of WesterFed Financial depends. However, because future awards are granted only to persons affiliated with WesterFed Financial, the adoption of the Equity Incentive Plan could make it more difficult for a third party to acquire control of WesterFed Financial and therefore could discourage offers for WesterFed Financial's stock that may be viewed by WesterFed Financial's stockholders to be in their best interest.

         Attached as Appendix VII to this Proxy Statement/Prospectus is the complete text of the Equity Incentive Plan. The principal features of the Equity Incentive Plan are summarized below.

Principal Features of the Equity Incentive Plan

         The Equity Incentive Plan provides for awards in the form of stock options, stock appreciation rights ("SARs"), other securities and property and restricted stock. Each award shall be on such terms and conditions, consistent with the Equity Incentive Plan, as the committee administering the Equity Incentive Plan may determine.

         Shares may be either authorized but unissued shares or reacquired shares held by WesterFed Financial in its treasury. Any shares subject to an award which expires or is terminated unexercised will again be available for issuance under the Equity Incentive Plan or any other plan of WesterFed Financial or its subsidiaries. Generally,

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

no award or any right or interest therein is assignable or transferable except under certain limited exceptions set forth in the Plan.

         The Equity Incentive Plan is administered by the Compensation Committee of the Board of Directors of WesterFed Financial. Directors Roemer, Klein, and Reynolds have been appointed as the present members of the Compensation Committee. Pursuant to the terms of the Equity Incentive Plan, any director or employee of WesterFed Financial or its affiliates is eligible to participate in the Equity Incentive Plan which currently includes approximately 200 persons. In granting awards under the Equity Incentive Plan, the Compensation Committee considers, among other things, position and years of service, value of the participant's services to WesterFed Financial and its subsidiaries and the responsibilities of such individuals as employees, directors and officers of a public company.

Stock Options

         The term of stock options will not exceed 15 years from the date of grant. The Compensation Committee may grant either "Incentive Stock Options" as defined under Section 422 of the Code or stock options not intended to qualify as such ("Non-Qualified Stock Options").

         In general, stock options will not be exercisable after the expiration of their terms. Unless otherwise determined by the Compensation Committee, in the event that a participant terminates service (as defined in the Equity Incentive Plan) to WesterFed Financial, or one of its affiliates, for any reason other than termination for cause, an exercisable stock option will continue to be exercisable for three years but in no event after the expiration date of the option. A stock option will automatically terminate and will no longer be exercisable as of the date a participant is terminated for cause.

         The exercise price for the purchase of shares subject to a stock option may not be less than 100% of the market value of the shares covered by the option on the date of grant. The exercise price may be paid in cash or shares of common stock or other awards, or a combination thereof.

Stock Appreciation Rights

         The Compensation Committee may grant SARs at any time, whether or not the participant then holds stock options, granting the right to receive the excess of the market value of the shares represented by the SARs on the date exercised over the exercise price. SARs generally will be subject to the same terms and conditions and exercisable to the same extent as stock options, as described above. Upon the exercise of a SAR, the participant will receive the amount due in cash or shares, or a combination of both, as determined by the Compensation Committee. SARs may be related to stock options ("tandem SARs"), in which case the exercise of one will reduce to that extent the number of shares represented by the other.

Restricted Stock

         The Compensation Committee may grant restricted stock, subject to such restrictions as the Compensation Committee may impose. The holder of restricted stock may have all of the rights of a stockholder, including the right to receive dividends and the right to vote the shares. Unless otherwise determined by the Compensation Committee, all unvested shares of restricted stock shall be forfeited upon termination of service of the recipient.

         The Compensation Committee may, in its discretion, accelerate the time at which any or all restrictions will lapse, or may remove any or all of the restrictions. Restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Compensation Committee may deem appropriate.

Performance Awards

         The Compensation Committee may, in its full discretion, grant performance awards consisting of cash, stock, other securities or property to participants under the Equity Incentive Plan based on the achievement of certain performance goals during specified periods of time.

Effect of Merger and Other Adjustments

         Shares as to which awards may be granted under the Equity Incentive Plan, and shares then subject to awards, will be adjusted by the Compensation Committee in the event of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other change in the corporate structure of WesterFed Financial.

         In the case of any merger, consolidation or combination of WesterFed Financial whereby either WesterFed Financial is not the continuing company or its outstanding shares are converted into or exchanged for different securities, cash or property, or any combination thereof, any participant to whom a stock option or SAR has been granted will have the right upon exercise of the option or SAR to an amount equal to the excess of the market value on the date of exercise of the consideration receivable in the merger, consolidation or combination with respect to the shares covered or represented by the stock option or SAR over the exercise price of the option or SAR multiplied by the number of shares with respect to which the option or SAR has been exercised.

         The restricted period with respect to an award of restricted stock will lapse, and the stock will become fully vested after a change in control of WesterFed Financial. A change in control will be deemed to occur when (i) a person or group becomes the beneficial owner of shares of WesterFed Financial representing 25% or more of the total number of votes which may be cast for the election of the Board of Directors of WesterFed Financial, (ii) in connection with any tender or exchange offer (other than an offer by WesterFed Financial), merger or other business combination, sale of assets or contested election, or combination of the foregoing, the persons who are Directors of WesterFed Financial cease to be a majority of the Board of Directors, or (iii) stockholders of WesterFed Financial approve a transaction pursuant to which WesterFed Financial will cease to be an independent publicly-owned company or pursuant to which substantially all of its assets will be sold.

         In addition, unless the Compensation Committee shall have provided otherwise, in the event of a tender or exchange offer (other than an offer made by WesterFed Financial) or if the event specified in clause (iii) above occurs, all outstanding stock options and SARs not fully exercisable will become exercisable in full.

Amendment and Termination

         The Board of Directors of WesterFed Financial may at any time amend, suspend or terminate the Equity Incentive Plan or any portion thereof but may not, without the prior approval of the stockholders, make any amendment which shall (i) change the aggregate number of shares with respect to which awards may be made under the Plan (except for adjustments upon changes in capitalization) or (ii) change the persons eligible to participate in the Plan; provided, further that no such amendment, suspension or termination of the Plan shall be permitted except in accordance with Rule 16(b) of the Securities Exchange Act of 1934 or any similar or successor provision.

Federal Income Tax Consequences

         Under present federal income tax laws, awards under the Equity Incentive Plan will have the following consequences:

(1) The grant of an award, by itself, will generally neither result in the recognition of taxable income to the participant nor entitle WesterFed Financial to a deduction at the time of such grant.

(2) In order to qualify as an "Incentive Stock Option," a stock option awarded under the Equity Incentive Plan must meet the conditions contained in
      Section 422 of the Code, including the requirement that the shares acquired upon the exercise of the stock option be held for one year after the date of exercise and two years after the grant of the option. The exercise of an Incentive Stock Option will generally not, by itself, result in the recognition of taxable income to the participant nor entitle WesterFed Financial to a deduction at the time of such exercise. However, the difference between the exercise price and the fair market value of the option shares on the date of exercise is an item of tax preference which may, in certain situations, trigger the alternative minimum tax. The alternative minimum tax is incurred only when it exceeds the regular income tax. The alternative minimum tax will be payable at the rate of 26% on the first $175,000 of "minimum taxable income" above the exemption amount ($33,750 single person or $45,000 married person filing jointly). This tax applies at a flat rate of 28% on minimum taxable income more than $175,000 above the applicable exemption amounts. If a taxpayer has alternative minimum taxable income in excess of $150,000 (married persons filing jointly) or $112,500 (single person), the $45,000 or $33,750 exemptions are reduced by an amount equal to 25% of the amount by which the alternative minimum taxable income of the taxpayer exceeds $150,000 or $112,500, respectively. Provided the applicable holding periods described above are satisfied, the participant will recognize long term capital gain or loss upon the resale of the shares received upon such exercise.

(3) The exercise of a stock option which is not an Incentive Stock Option will result in the recognition of ordinary income by the participant on the date of exercise in an amount equal to the difference between the exercise price and the fair market value on the date of exercise of the shares acquired pursuant to the stock option.

(4) The exercise of an SAR will result in the recognition of ordinary income by the participant on the date of exercise in an amount of cash, and/or the fair market value on that date of the shares, acquired pursuant to the exercise.

(5) Holders of Restricted Stock will recognize ordinary income on the date that the Restricted Stock is no longer subject to a substantial risk of forfeiture, in an amount equal to the fair market value of the shares on that date. In certain circumstances, a holder may elect to recognize ordinary income and determine such fair market value on the date of the grant of the Restricted Stock. Holders of Restricted Stock will also recognize ordinary income equal to their dividend or dividend equivalent payments when such payments are received. Generally, the amount of income recognized by participants will be a deductible expense for tax purposes for WesterFed Financial.

(6) WesterFed Financial will be allowed a deduction at the time, and in the amount of, any ordinary income recognized by the participant under the various circumstances described above, provided that WesterFed Financial meets its federal withholding tax obligations.

Awards Under the Equity Incentive Plan

         No individuals have been granted awards, or are the intended recipients of awards pursuant to the Equity Incentive Plan, other than directors and officers of Security who are entitled, pursuant to the Merger Agreement to receive WesterFed Financial stock options in place of outstanding Security stock options. On January ___, 1997, the average of the bid and asked price for WesterFed Financial's Common Stock on the Nasdaq National Stock Market was $____ per share.

      THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE ADOPTION OF THE EQUITY INCENTIVE PLAN.

                         ELECTION OF SECURITY DIRECTORS

Information on the Security Board and Nominees

      Security's Articles of Incorporation provide that the number of directors must fall within a range of 9 and 15, the exact number to be determined by resolution of the Board of Directors.

      Directors are elected for a term of three years and until their successors have been elected and qualified. Security's Articles of Incorporation require that the terms of the directors be staggered such that approximately one-third of the directors are elected each year. In accordance with this requirement, the Board of Directors has nominated Messrs. David W. Jorgenson and William M. Leslie and Ms. Elaine F. Hine for election as directors for three-year terms to expire in 1999. If either Messrs. Jorgenson or Leslie or Ms. Hine should refuse or be unable to serve, your proxy will be voted for such person as shall be designated by the Board of Directors to replace any such nominee. The Board of Directors presently has no knowledge that any of the nominees will refuse or be unable to serve.

      Other nominations, if any, may be made only in accordance with the prior notice provisions contained in the Articles of Incorporation.

      The table below sets forth information regarding the Security Board, including members' terms of office and their beneficial ownership of Security Common Stock at October 31, 1996.

                                                                         Number of
                                                      Position           Shares of
                                        Term of       Currently         Common Stock
                           Director     Office        Held With         Beneficially     Percent
Director/Age                Since       Expires       Security             Owned         of Class
------------               --------     -------       ---------         ------------     --------
Nominees for Director
---------------------
Elaine F. Hine, 51           1995        1996      Sr. VP & Director    20,070(1)         1.34%
David W. Jorgenson, 47       1992        1996      President, CEO and   55,825(2)         3.68%
                                                      Director
William M. Leslie, 61        1978        1996      Director              3,800(3)           *

Continuing Directors
--------------------
Earl J. Hanson, 55           1985        1997      Director                100(4)           *
George R. Pierce, 49         1982        1997      Director              7,625(5)           *
Jack D. Rehberg, 67          1977        1997      Director             29,252(6)         1.97%

Wlliam M. Dimich, 65         1967        1998      Chairman &           14,500(5)(7)        *
                                                      Director
Harold S. Hanson, 70         1980        1998      Director             18,100(5)(8)      1.21%
Stephen C. Sandels, 59       1995        1998      Director              4,600(5)           *

----------
(1) Includes 788 shares held in a retirement account for the benefit of Mrs. Hine, 788 shares held in a retirement account for the benefit of Mrs. Hine's spouse, 200 shares held for Mrs. Hine's daughter, of which Mrs. Hine is custodian and currently exercisable options to purchase 15,000 shares.
(2) Includes 12,225 shares held in a retirement account for the benefit of Mr. Jorgenson, 2,550 shares held in trust for Mr. Jorgenson's daughters of which Mr. Jorgenson is trustee and currently exercisable options to purchase 30,000 shares.
(3) Includes 600 shares held by Mr. Leslie as Trustee of the Profit-Sharing Plans and Trusts of Mineral Specialties, Inc. and Quality Concrete Company and 100 shares held by spouse.
(4) Includes 100 shares held in a retirement account for th e benefit of Mr. Hanson.
(5)   Includes currently exercisable options to purchase 4,500 shares.
(6) Includes 2,177 shares held in a retirement account for the benefit of Mr. Rehberg and 2,700 shares held in a retirement account for the benefit of Mr. Rehberg's spouse.
(7) Includes shares held jointly with spouse as to which voting and investment power is shared.
(8) Includes 6,600 shares held in a retirement account for the benefit of Mr. Hanson, 2,000 shares held by Mr. Hanson as Trustee for the Trust Fund of Billings Builders Exchange, Inc., 1,000 shares owned by Plaza Office Building Partnership, of which Mr. Hanson is a General Partner and 4,000 shares held by Mr. Hanson's spouse.
 *    Represents less than 1% of Security's outstanding shares.

Nominees for Director

      Elaine F. Hine joined Security Bank in 1975 and has served in various capacities since that time. In 1978 she was elected Vice President and Secretary in charge of Deposits and Special Services of Security Bank and in 1983 Ms. Hine was elected Senior Vice President of Security Bank. Ms. Hine has served as Secretary/Treasurer and a Director of S.F.S. Industries, Inc. ("SFS"), a wholly-owned subsidiary of Security Bank, FSB and Senior Vice President and Secretary of Security since its inception. In December 1995 Mrs. Hine was elected to the Board of Directors.

      David W. Jorgenson has held the office of President and Chief Executive Officer of Security since its formation in 1993. He was elected to serve as President and Chief Executive Officer of Security Bank and SFS commencing June 1, 1992. He had previously served as Executive Vice President and Chief Operating Officer of Security Bank from October 1, 1991 until May 31, 1992. Mr. Jorgenson was employed by United Tote Company, a supplier of computerized wagering systems and a subsidiary of United Tote, Inc., from January 1989 to September 30, 1991, as Senior Vice President-Finance. He previously worked at First Interstate Bank of Billings, N.A. (formerly Security Bank, N.A.) from 1973 to 1989, his last position being Vice President and head of the Banking Division.

      William M. Leslie has served as President and Chairman of the Board of Quality Concrete Company, a family-owned business, since 1967. He also has been a part owner of Mineral Specialties, Inc., a family-owned industrial company since 1964 and is the Chief Executive Officer of Cody Brick & Masonry Supplies and Rocky Mountain Concrete Products.

Continuing Directors

      William M. Dimich has held the position of Chairman of the Board of Directors of Security since its inception and of Security Bank since January, 1985. He has been employed by Pepsi Cola Bottling Company of Billings since 1950 and has served since 1961 as its Vice President - Sales and Service.

      Earl J. Hanson has served as legal counsel to Security and/or Security Bank since December, 1980. He began his own law firm in June, 1991, which is now known as Hanson, Roybal, Lee & Todd, PC. Prior to that time, he was a partner in the law firm of Keefer, Roybal, Hanson, Stacey and Walen beginning in 1978. Mr. Hanson is not related to Harold S. Hanson.

      Harold S. Hanson has also served as a director of SFS since its formation in June, 1984. He has been an independent consulting engineer since January, 1993 and is also a state legislator. Prior to that time he was the owner and President of Energy Conservation Consultants, Inc. since 1978. Mr. Hanson is not related to Earl J. Hanson.

      George R. Pierce has been the manager and part owner of Pierce Flooring since 1975. He is also part owner of Carpet Barn and Pierce Mobile Homes.

      Jack D. Rehberg retired as President and Chief Executive Officer of Security Bank on May 31, 1992. He joined Security Bank in 1975 as an assistant to the former President. In 1977 he was elected President and Chief Executive Officer of Security Bank and served in those capacities during his employment. Mr. Rehberg also had served as the President of SFS, until his retirement, and continues to serve as a director of SFS.

      Stephen C. Sandels retired from the practice of law in 1993. Mr. Sandels was a partner in the law firm McDermott, Will & Emery, Chicago, Illinois, from 1968 to 1993. Mr. Sandels currently resides in Snowmass Village, Colorado.

Meetings and Committees of the Boards of Directors

Board of Directors

      There were ten meetings of the Board of Directors of Security and 12 meetings of the Board of Directors of Security Bank during the fiscal year ended June 30, 1996. All directors attended more than 75% of such meetings, and of all committee meetings of which they were members.

Committees

      The Board of Directors of Security and/or Security Bank has established certain standing committees, including an Audit Committee, Nominating Committee, Compensation Committee and Executive Committee.

      Audit Committee. The Audit Committee of the Board of Directors selects the internal auditor and, subject to the ratification of Security's stockholders, the independent public accountants for Security, reviews monthly reports of the internal auditor, reports of the independent public accountant and Office of Thrift Supervision Reports of Examination and oversees matters relating to internal control and audit. The Committee also reviews the annual reports to the Securities and Exchange Commission and to the stockholders and the Annual Meeting Proxy Statement. Non-employee directors act as the Audit Committee. The Audit Committee which meets in conjunction with regular Board of Directors meetings met 12 times during fiscal year ended June 30, 1996.

      Nominating Committee. The Nominating Committee of the Board of Directors is responsible for interviewing and submitting the names of qualified candidates for director to the Secretary at least twenty days prior to the date of the Annual Meeting. The Board of Directors acts as the Nominating Committee. The Nominating Committee met once during the fiscal year ended June 30, 1996. Security's Articles of Incorporation currently require that stockholders who wish to nominate candidates for directors must deliver such nominations in writing to the Secretary at least five days prior to the date of the Annual Meeting. The Nominating Committee will consider recommendations by stockholders, but has not established procedures to be followed by stockholders in making such recommendations. Recommendations should be addressed to the Secretary of Security and should include biographical and other pertinent data.

      Compensation  Committee.  The  Compensation  Committee  of  the  Board  of
Directors reviews and recommends compensation for the President and Chief Executive Officer and recommends any changes in the Board of Directors' fees. The Compensation Committee has been appointed by the Board of Directors to administer the 1993 Stock Option and Stock Appreciation Rights Plan ("1993 Stock Option Plan"). The Committee met three times during the fiscal year ended June 30, 1996. The current members of the Compensation Committee are Earl J. Hanson, William M. Leslie and Jack D. Rehberg.

      Executive Committee. The Board of Directors also has an Executive Committee, which met eight times during the fiscal year ended June 30, 1996. The Executive Committee, when the Board of Directors is not in session, may exercise all of the authority of the Board of Directors, with certain exceptions specified in Security's Bylaws. The Executive Committee consists of the Chief Executive Officer and two or more directors of Security, as determined by resolution of the Board of Directors. The Executive Committee does not hold regular meetings but meets on an as needed basis.

Compensation Committee Interlocks and Insider Participation

      Through the Compensation Committee, Security has established the compensation criteria for officers of Security and/or Security Bank, including the Executive Officer of Security named in the Summary Compensation Table. The members of the Compensation Committee are Earl J. Hanson, William M. Leslie and Jack D. Rehberg, each of whom are directors of Security. Neither of Messrs. E. Hanson, Leslie or Rehberg serves as an officer or employee of Security or Security Bank.

Compensation Committee Report

      Through the Compensation Committee, Security has established the compensation criteria for officers of Security and/or Security Bank, including the Executive Officer of Security named in the Summary Compensation Table below.

      Security's compensation philosophy is to provide executive officers with salaries that are competitive with those paid by institutions of similar size, performance and circumstances, and with incentive compensation and benefits which are standard for the industry in this geographical region. Annual increases to an executive officer's base salary are based, in part, on the officer's responsibilities, performance of those responsibilities and amounts which are competitive with similar institutions. The incentive compensation is closely tied to individual performance in a manner that is intended to encourage continuous focus on enhancing stockholder value, continued profitability, teamwork and retention of quality personnel.

      As with each of the other executive officers, the compensation paid to Mr. Jorgenson as President and Chief Executive Officer is a combination of salary and incentive compensation. To determine Mr. Jorgenson's salary, the Compensation Committee reviewed information concerning compensation levels of other financial institutions in the area, and independent financial institution compensation reviews.

      This report has been prepared by the Compensation Committee of the Board of Directors: Earl J. Hanson, William M. Leslie and Jack D. Rehberg.

Stockholder Return Performance Presentation

      Set forth below is a line graph comparing the yearly percentage change in cumulative total stockholder return on Security's common stock for the last five fiscal years. Security's yearly percentage change in cumulative total stockholder return as shown below is compared to the S & P 500 Index and the NASDAQ Financial Index.


                 COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
                   AMONG SECURITY BANCORP, THE S & P 500 INDEX
                         AND THE NASDAQ FINANCIAL INDEX

--------------------------------------------------------------------------------
                       6/30/91   6/30/92   6/30/93   6/30/94   6/30/95   6/30/96
                       -------   -------   -------   -------   -------   -------

NASDAQ .............     100       139       183       206       236       307

S&P 500 ............     100       113       129       131       165       208

Security Bancorp ...     100       142       235       290       317       332
--------------------------------------------------------------------------------

Compensation of Directors

         During the fiscal year ended June 30, 1996, directors were paid $200 for each Board of Directors meeting held and an additional $800 for each Board of Directors meeting attended. Directors received $200 for each Committee meeting attended, except for members of the Audit Committee who do not receive fees.

         The 1993 Stock Option Plan provides for, among other things, a one-time grant of an option to purchase 4,500 shares of Security Common Stock to each of the six nonemployee directors of Security who had not previously been granted an option to purchase stock of Security or a subsidiary solely on account of such nonemployee director's status. The Plan provides for a one-time grant of an option to purchase 4,500 shares of Common Stock to each nonemployee director of Security elected or appointed, effective as of the date of his or her election or appointment. The aggregate number of shares of Common Stock subject to options granted to nonemployee directors may not exceed 60,000. The nonemployee directors of Security who each received such one-time grants of options to purchase 4,500 shares of Common Stock (i.e., options to purchase a total of 27,000 shares of Common Stock) are William M. Dimich, Earl J. Hanson, Harold S. Hanson, William M. Leslie, George R. Pierce and Stephen C. Sandels. Such options expire no later than September 5, 2000 except for Mr. Sandels' options which expire October 25, 2005. The exercise price of such options is $6.875 per share except for the exercise price of Mr. Sandels' options which are $20.95 per share. The number of shares subject to, and the exercise price of, options which have been granted and the maximum number of shares which may be subject to options under the 1993 Stock Option Plan (including options with respect to nonemployee directors) are subject to adjustment under certain circumstances set forth in the 1993 Stock Option Plan. Stephen C. Sandels received a one-time grants of option to purchase 4,500 shares of common stock. Such options expire no later than October 25, 2005. The exercise price of such options is $20.975.

Executive Officers

         The following table sets forth information with respect to the executive officers who are not directors of Security, including their beneficial ownership of Security Common Stock as of October 31, 1996. All executive officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

                                                          Number and Percent of
                                                          Shares of Common Stock
Name/Age                        Position Held               Beneficially Owned
--------                        -------------             ----------------------
Stanley R. Hill, 51       Senior Vice President-               2,500 (1)(2)
                          Commercial/Business Division
                          Manager

Scott W. Sanders, 40      Senior Vice President/Treasurer      8,000 (1)(3)
                          Retail Lending Manager

----------
(1)   Represents less than 1% of Security's outstanding shares.
(2)   Includes currently exercisable options to purchase 2,500 shares.
(3) Includes 500 shares held in a retirement trust for the benefit of Mr. Sanders and currently exercisable options to purchase 7,500 shares.

         Mr. Hill joined Security Bank in 1996 as Senior Vice President/Business Division Manager of Security Bank and Senior Vice President of Security. From 1990-1995 Mr. Hill was the Vice President/Senior Account Executive for First Bank Systems, and during 1976-1990, served in various other capacities.

         Mr. Sanders joined Security Bank in April, 1992 and was elected Vice President - Lending Manager in June, 1992. In June 1993 he was elected Senior Vice President - Lending Manager of Security Bank. Mr. Sanders has also served as Senior Vice President of Security since its inception. He previously worked at First American Metro Corp., Vienna, Virginia as Vice President - Special Assets from May, 1991 to March, 1992; American Security Bank, Washington, D.C. as Vice President from August, 1988 to May, 1991; and Crossland Mortgage Corp. as Vice President/Construction Loan Manager from October, 1983 to August, 1988.

Executive Compensation

      The following table sets forth certain information concerning compensation paid or accrued by Security and/or Security Bank for services rendered during the fiscal years ended June 30, 1996, 1995 and 1994, to or on behalf of Security's Chief Executive Officer who was the only executive officer of Security whose total cash compensation exceeded $100,000 for the prior fiscal year.

                                             Summary Compensation Table
----------------------------------------------------------------------------------------------------------------
                                                                Long Term Compensation            All Other
                                                                                                Compensation
----------------------------------------------------------  ------------------------------  --------------------
                         Annual Compensation                       Awards          Payouts   Pension
                                                                                            Plan($)(2)  Other(3)
----------------------------------------------------------  --------------------   -------  ----------  --------
                                                 Other      Restricted
                                                 Annual       Stock                 LTIP
Name and Principal   Year  Salary($)  Bonus   Compensation    Awards    Options/   Payouts
Position                               ($)       ($)(1)        ($)      SARs(#)      ($)       ($)         ($)
------------------   ----  ---------  -----   ------------  ----------  --------   -------   ------     --------
David W. Jorgenson,  1996  $145,600      -0-      -0-          -0-        -0-        -0-     $5,400     $19,872
President and Chief  1995   140,000   13,000      -0-          -0-       5,000       -0-       -0-       14,651
Executive Officer    1994   125,000   12,500      -0-          -0-       5,000                 -0-       13,800
================================================================================================================

(1) The amounts in this table exclude the value of the incidental personal use of certain perquisites furnished to the executive officer in connection with his employment by Security and/or Security Bank. Such perquisites include the business use of automobiles owned by Security and/or Security Bank and club membership and dues for Mr. Jorgenson. The estimated value of these benefits did not exceed $50,000 or 10% of the officer's fiscal year 1996 total salary and bonus as reported in this table.

(2) The amounts appearing in this column are contributions and credits by Security and/or Security Bank on behalf of named executive under the Pension Plan.

(3) The amounts appearing in this column are amounts accrued for the benefit of the named executive and paid by Security. During the fiscal year 1996 Security contributed the following amounts for the benefit of Mr. Jorgenson: (i) $15,555 under the Investment and Deferred Compensation Plan, (ii) $4,126 under the 401(k) Profit Sharing Plan and Trust and (iii) $191 in life and disability insurance premiums.

Stock Option Grants
-------------------

         There were no options granted to the named executive officer during the fiscal year 1996.

Aggregated Stock Option Exercises and Fiscal Year-End Option Value
------------------------------------------------------------------

         The following table shows stock option exercises by the named executive officer during fiscal 1996, including the aggregate value of gain on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and non-exercisable stock options as of June 30, 1996. Also reported are the values for "in-the-money" options which represent this positive spread between the exercise price of any such existing stock options and the year-end price of the Common Stock.

FY 1996 Stock Option Exercises, Outstanding Grants and Gains as of June 30, 1996

--------------------------------------------------------------------------------------------------------
                                                  No. of Shares Covered by       Value of In-the-Money
                 Shares Covered                  Outstanding Stock Options     Outstanding Stock Options
   Name            by FY 1996       Gain at             exercisable/                  exercisable/
                    Exercise        Exercise           unexercisable                 unexercisable
                                      Date
-----------     ---------------    --------      -------------------------     -------------------------
David W.              None            None              25,000/5,000                $235,600/$7,080
Jorgenson
========================================================================================================

Employment Contracts

         On June 19, 1995, Security and Security Bank, following approval of the Boards of Directors of the respective companies, entered into an employment agreement ("Agreement") with David W. Jorgenson to continue to serve as President and Chief Executive Officer. The Agreement terminates annually on June 19 (the anniversary date of the Agreement) and is renewable on an annual basis on the anniversary date, and each anniversary date thereafter, upon recommendation of the Boards of Directors, unless certain advance notice is given, or upon a change in control (as defined), in which case Mr. Jorgenson would be entitled to receive three years' annual salary. In June 1996, the Agreement was extended for an additional year. Under the Agreement, Mr. Jorgenson receives an annual base salary of $145,600, which is reviewed annually by the Board of Directors, as well as customary benefits and a discretionary bonus generally based on his performance and the safety, soundness and profitability of Security. The Agreement also provides that if Mr. Jorgenson is discharged other than for cause (as defined) or resigns for good reason (as defined), he would be entitled to receive salary and benefits for a period of two years.

Pension Plan

         Security Bank has a noncontributory defined benefit pension plan (the "Pension Plan") which is administered by the Financial Institutions Retirement Fund (the "Fund"). The Fund is a nonprofit, IRS-qualified tax-exempt pension plan and trust through which Federal Home Loan Banks, savings and loan associations, and similar institutions, including Security Bank, may cooperate in providing for the retirement of their employees. Bank employees who have completed one year of service for Security Bank are eligible for membership in the Pension Plan.

         After becoming eligible for membership in the Pension Plan, employees who Security Bank expects will complete 1,000 hours of service in the succeeding twelve months will be enrolled as active members and will be entitled to accrue retirement benefits under the Pension Plan. The monthly pension amount to be received by an employee under the Pension Plan upon retirement is based on an employee's benefit service and salary. Benefit service includes the period of employment as an active member in the Pension Plan in addition to any previous employment prior to the date Security Bank joined the Fund and for which Security Bank provides credit. Salary for purposes of Security Bank's contributions to the Pension Plan includes an employee's basic annual salary rate as of January 1, exclusive of any special payments.

         Whether an employee has a vested right to receive retirement benefits under the Pension Plan depends upon the employee's years of vesting service. Vesting service includes the period of time beginning from the first day of the month in which an employee was hired and the last day of the month in which the employee terminates his or her employment. Vesting service specifically excludes service performed after an employee has attained the age of 65 and does not include any period of employment that precedes the earliest date that Security Bank provided the employee with credit under any pension plan. If an active member employee has performed 5 or more years of vesting service, he is fully vested and is entitled to receive 100% of his retirement benefits under the Pension Plan upon attaining the age of 65, whether or not such employee has terminated his employment prior to attaining the age of 65. Any employee who has completed fewer than five years of vesting service will not be vested and will not be eligible to receive retirement benefits if such employee terminates service with Security Bank prior to becoming fully vested.

         Retirement benefits under the Pension Plan are paid when an employee entitled to such benefits attains the normal retirement age of 65. Employees who terminate service with Security Bank prior to age 65, after becoming fully vested, are entitled to receive early retirement benefits upon attaining the age of 45, or earlier if such employees were members of the Pension Plan prior to January 1, 1964. Annual early retirement benefits equal the full amount the employee would be entitled to receive at the normal retirement age of 65 as reduced by an early retirement factor, which varies depending on the employee's age when the retirement allowance is commenced.

         The following table illustrates estimated annual benefits payable by Security Bank upon retirement at age 65 for various levels of compensation and years of service. The figures included in the table are based on the assumption that all employees who retire at age 65 will receive retirement benefits until death, provided that no such employee will receive less than 12 years of retirement benefits regardless of his or her time of death. Currently, salary is calculated on the basis of the employee's average salary in the five highest years of compensation. To determine annual benefits, such salary is then multiplied by a percentage equal to 2% for each year of service (e.g., 40% of salary in the case of an employee with 20 years of service). Benefits under the Pension Plan are not subject to deduction with respect to Social Security payments or other offsets.

================================================================================
                                              Years of Service
                          ------------------------------------------------------
Salary                      15          20          25          30          35
--------------------      ------      ------      ------      ------     -------
 80,000.............      24,000      32,000      40,000      48,000      56,000
100,000.............      30,000      40,000      50,000      60,000      70,000
120,000.............      36,000      48,000      60,000      72,000      84,000
140,000.............      42,000      56,000      70,000      84,000      98,000
160,000.............      48,000      64,000      80,000      96,000     112,000
================================================================================

         During the fiscal year ended June 30, 1996, no funds were paid or distributed pursuant to the Pension Plan to Mr. Jorgenson, the President and Chief Executive Officer of Security and Security Bank; current executive officers, as a group; current directors who are not executive officers, as a group; or current employees, including all officers who are not executive officers, as a group. At June 30, 1996, the number of years of credited service under the Pension Plan for Mr. Jorgenson was four and his defined compensation for purposes of the Pension Plan was $145,600.

Deferred Compensation Agreements

         Security Bank has entered into Deferred Compensation Agreements with each of Messrs. Jorgenson and Sanders, and Ms. Hine, (collectively, the "Officers"), respectively dated October 26, 1992, December 1, 1993, and November 23, 1987. Ms. Hine's Deferred Compensation Agreement contains two addenda, dated March 23, 1993, and December 16, 1993, which provide respectively for disability payments and for vesting of interests consistent with the Deferred Compensation Agreements of Messrs. Jorgenson and Sanders. Pursuant to the Deferred
Compensation Agreements, Security Bank has insured the lives of the Officers with single premium, whole life insurance policies. The Officers have no rights in or to the insurance policies purchased by Security Bank. Officers who remain continuously employed by Security Bank until retirement will receive a retirement benefit which will be paid in monthly installments for a period of 15 years. For the purposes of the Deferred Compensation Agreements, Mr. Jorgenson's retirement age is 62, Mr. Sanders' retirement age is 60, and Ms. Hine's retirement age is 52. If the Officers die before the expiration of 15 years, the unpaid balance will be paid in monthly installments to the Officers' beneficiaries. If the Officers die before retirement and while employed full time by Security Bank, the Officers' beneficiaries will receive a preretirement death benefit payable in monthly installments for a period of 15 years.

         Under their respective Deferred Compensation Agreements, Mr. Jorgenson will receive annual payments of $46,200 for a period of 15 years, Mr. Sanders will receive annual payments of $24,000 for 15 years, and Ms. Hine will receive annual payments of $18,480 also for 15 years.

         The Officers will forfeit all rights in and to any benefits payable under the Deferred Compensation Agreements if the Officers (i) die by suicide (whether sane or insane) within two years of executing the Deferred Compensation Agreement or (ii) are terminated other than by reason of disability or death before attaining their respective retirement ages or before having worked three years for Security Bank. If the Officers have been employed for at least three years from the time of entering into the Deferred Compensation Agreements, the Officers will be considered to be vested in 30% of the payments due, with an additional 10% vesting each succeeding year.

Stock Option Plan

         Security Bank's 1990 Stock Option and Stock Appreciation Rights Plan was amended and restated and adopted by the Board of Directors of Security on November 22, 1993 as the 1993 Stock Option and Stock Appreciation Rights Plan (the "1993 Stock Option Plan"). The 1993 Stock Option Plan is intended to encourage stock ownership by directors and selected officers and employees of Security and its subsidiaries in order to increase their proprietary interest in the success of Security and to encourage them to remain in the employ of Security or its subsidiaries. Pursuant to the 1993 Stock Option Plan, 146,000 shares of Common Stock are reserved for issuance pursuant to the exercise of options and stock appreciation rights, subject to adjustment as set forth in the Plan.

         The  1993  Stock  Option  Plan  is  administered  by a  committee  (the
"Committee") appointed by the Board of Directors, which consists of directors who are neither full-time employees of Security or eligible to receive discretionary grants under the 1993 Stock Option Plan. The Board of Directors has appointed the Compensation Committee to administer the 1993 Stock Option Plan.

         The 1993 Stock Option Plan provides for the grant of "incentive stock options" as defined under Section 422A(b) of the Internal Revenue Code of 1986, as amended (the "Code"), and for options to purchase Common Stock that do not so qualify (referred to herein as "nonqualified" options), as determined in each individual case by the Committee. The 1993 Stock Option Plan also provides for the grant of stock appreciation rights, either separately or in tandem with options.

         All full-time employees, including officers, of Security and Security's subsidiaries are eligible to receive grants of options or stock appreciation rights under the 1993 Stock Option Plan. The Plan also provides that each nonemployee director of Security, who has not previously been granted an option to purchase stock of Security or a subsidiary solely on account of such nonemployee director's status as a director, receive a one-time grant of an option to purchase 4,500 shares of Common Stock. See "Election of Directors - Compensation of Directors" for information regarding the terms of such options. The Plan provides that each nonemployee director of Security elected or appointed will receive a one-time grant of an option to purchase 4,500 shares of Common Stock, effective as of the date of his or her election or appointment, subject to the availability of shares remaining for grant under the Plan. Nonemployee director recipients of a one-time grant of an option to purchase shares of Common Stock will not thereafter be eligible to receive a grant of options or stock appreciation rights under the 1993 Stock Option Plan or any other plan of Security or any of its subsidiaries. The aggregate number of shares of Common Stock subject to options granted to nonemployee directors may not exceed 60,000 shares.

         The price at which Common Stock may be purchased on exercise of options granted under the 1993 Stock Option Plan is required to be at least equal to the per share fair market value of the Common Stock on the date the option is granted. Incentive stock options granted under the 1993 Stock Option Plan to an employee owning more than 10% of the total combined voting power of all classes of stock of Security are subject to the further restrictions that such options must have an option price of at least 110% of the fair market value of the shares issuable on exercise of the option (determined as of the date the option is granted) and a term of not more than five years.

         In connection with the grant of any option or stock appreciation right, other than the nondiscretionary option grants to nonemployee directors described above, the Committee is also authorized, in its sole discretion, to provide the holder thereof with the right, following a "change of control" of Security, to exercise such option or stock appreciation right without regard to any restrictions on exercise that would otherwise apply, or, in the case of an option, to surrender such option for a cash payment equal to the difference between the fair market value of the Common Stock subject to the option and the aggregate exercise price therefor. Generally, a "change in control" will be deemed to occur if any person or entity directly or indirectly acquires ownership, control, power to vote or proxies representing more than 25% of the outstanding voting stock of Security, or obtains control of the election of a majority of the directors of Security. The right to exercise a stock appreciation right or option or to surrender an option for cash in the event of a "change in control" may tend to discourage or thwart such a "change in control," even if the change in control would be beneficial to stockholders.

Certain Relationships and Related Transactions

         During the fiscal year ended June 30, 1996 many directors and executive officers of Security and Security Bank and their associates were also customers of Security Bank. It is anticipated that directors, executive officers, and their associates will continue to be customers of Security Bank in the future. All transactions between Security Bank and directors, executive officers, and their associates were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in the opinion of management did not involve more than the normal risk of collectibility or present other unfavorable features.

         The following table sets forth certain information as of June 30, 1996, with respect to the extension of credit to each of its directors and executive officers whose aggregate indebtedness to Security or Security Bank exceeded $60,000 at any time since June 30, 1995.

                                                           Largest Aggregate
                                           Nature of       Amount                  Balance as of                        As of
Name                    Date of Loan     Indebtedness      Outstanding since       June 30, 1996     Interest      October 15, 1996
                                                           July 1, 1995                              Rate

William M. Leslie       3/15/95          Commercial line   $100,000                  $56,000            9.75%           $   115
  Director                               of credit
                        5/31/94          Consumer loan       17,056                   13,164            7.50                 --
                        7/21/89          Real estate         98,361                   94,158            9.50             92,876
Jack D. Rehberg         7/24/95          Executive line          --                       --           10.25                 --
  Director                               of credit
Harold S. Hanson        2/6/96           Commercial           7,000                    7,000            8.50                 --
  Director
                        10/23/95         R/E                 83,738                   79,862            8.75             78,514
                                         commercial
                        3/7/94           Consumer R/E        53,366                   48,806            8.00             47,063
                        6/8/67           Real Estate          3,307                    1,340            6.50                 --
                        3/7/94           Consumer          $ 15,451                  $14,445            9.75%           $14,042

         Earl J. Hanson, a director of Security, is in the private practice of law and during the entire fiscal year ended June 30, 1996 served as legal counsel to Security and Security Bank. Mr. Hanson received from Security a monthly retainer of $300 plus payment for services rendered. Aggregate retainer and legal fees paid by Security to Mr. Hanson for the fiscal year ended June 30, 1996 were $120,104.

                           RATIFICATION OF ACCOUNTANTS

         The Board of Directors has selected KPMG Peat Marwick LLP as Security's independent public accountants for the fiscal year ended June 30, 1997, and any interim periods, to audit the books and accounts of Security for that year, subject to ratification of the selection by Security's stockholders at the Annual Meeting.

         A representative of KPMG Peat Marwick LLP is expected to be present at the Annual Meeting and to be available to answer appropriate questions. The representative will also be provided an opportunity to make a statement, if they so desire.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS RATIFICATION OF THE SELECTION OF KPMG PEAT MARWICK LLP AS INDEPENDENT PUBLIC ACCOUNTANTS FOR SECURITY FOR THE FISCAL YEAR ENDED JUNE 30, 1997, AND ANY INTERIM PERIODS.

                                  LEGAL MATTERS

         The validity of the shares of WesterFed Financial Common Stock offered hereby will be passed upon for WesterFed Financial by Silver, Freedman & Taff, L.L.P. (a partnership including professional corporations), Washington, D.C. Certain federal tax matters in connection with the Merger will be passed upon for WesterFed Financial by Silver, Freedman & Taff, L.L.P. and for Security by Graham & Dunn, Seattle, Washington.

                                     EXPERTS

         The Consolidated Financial Statements of WesterFed Financial Corporation and subsidiaries as of June 30, 1996 and 1995, and for each of the years in the three-year period ended June 30, 1996, are included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to changes in the methods of accounting for securities and income taxes.

         The Consolidated Financial Statements of Security Bancorp and subsidiary as of June 30, 1996 and 1995, and for each of the years in the three-year period ended June 30, 1996, are included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of accounting for investment and mortgage-backed securities.

                              STOCKHOLDER PROPOSALS

         Security will hold a 1997 Annual Meeting of Stockholders only if the Merger is not consummated before the time of such meeting, which is presently expected to be held before June 30, 1997. In such event, any stockholder who wishes to present proposal for inclusion in the proxy materials for the 1997 Annual Meeting of Stockholders must comply with the rules and regulations of the SEC then in effect. As disclosed in Security's proxy statement for its 1995 Annual Meeting of Stockholders, any such proposal must have been received by Security not later than December ____, 1996.

                                  OTHER MATTERS

         The Boards of Directors of WesterFed Financial and Security are not aware of any business to come before the Meetings other than those matters described above in this Joint Proxy Statement/Prospectus. However, if any other matter should properly come before the Meetings, it is intended that holders of the proxies will act in accordance with their best judgment.


By Order of the Board of Directors            By Order of the Board of Directors
 of Security                                    of WesterFed Financial


David W. Jorgenson                            Lyle R. Grimes
President/Chief Executive Officer             Chairman of the Board

                         WESTERFED FINANCIAL CORPORATION


                          INDEX TO FINANCIAL STATEMENTS

                                                                                                      Page Number
                                                                                                      -----------

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS'
REPORT FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

Independent Auditors' Report......................................................................        WF-1

Consolidated Balance Sheets at June 30, 1996 and 1995.............................................        WF-2

Consolidated Statements of Income for the Years Ended June 30, 1996, 1995 and 1994................        WF-3

Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 1996, 1995
   and 1994.......................................................................................        WF-4

Consolidated Statements of Cash Flows for the Years Ended June 30, 1996, 1995 and 1994............        WF-5

Notes to Consolidated Financial Statements for the Years Ended June 30, 1996, 1995 and
  1994............................................................................................        WF-6

CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 1996 AND 1995

Consolidated Balance Sheets at September 30, 1996 (unaudited).....................................       WF-30

Consolidated Statements of Income for the Three Months Ended September 30, 1996 and
  1995 (unaudited)................................................................................       WF-31

Consolidated Statements of Stockholders' Equity for the Three Month Ended September 30,
   1996 (unaudited)..............................................................................        WF-32

Consolidated Statements of Cash Flows for the Three Months Ended September 30, 1996 and
1995 (unaudited)..................................................................................       WF-33

Notes to Consolidated Financial Statements for the Three Months Ended September 30, 1996
and 1995 (unaudited)..............................................................................       WF-34

Independent Auditor's Report
--------------------------------------------------------------------------------

[KPMG Peat Marwick Logo]


The Board of Directors and Stockholders
WesterFed Financial Corporation:

We have audited the accompanying consolidated balance sheets of WesterFed Financial Corporation and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WesterFed Financial Corporation and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

As explained in note 1 to the consolidated financial statements, the Corporation changed its method of accounting for securities on July 1, 1994, to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Additionally, the Corporation changed its method of accounting for income taxes on July 1, 1993, to adopt the provisions of the
Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."



                                       /s/ KPMG Peat Marwick LLP


Billings, Montana
July 26, 1996, except for note 22 which is as of September 24, 1996, and the second paragraph of note 12 which is as of September 30, 1996

WesterFed Financial Corporation and Subsidiaries

Consolidated Balance Sheets
--------------------------------------------------------------------------------
(Dollars in thousands, except share and per share data)

                                                                                              June 30,
                                                                                          -----------------
                                                                                             1996      1995
                                                                                             ----      ----
Assets
Cash and due from banks ...............................................................   $  7,829  $  7,173
Interest-bearing due from banks .......................................................      5,470     8,201
                                                                                             -----     -----
     Cash and cash equivalents.........................................................     13,299    15,374

Interest-bearing deposits .............................................................      3,000     2,102
Investment securities available-for-sale ..............................................     35,637    49,577
Investment securities, at amortized cost (estimated market value of
  $9,399 in 1996 and $12,964 in 1995)..................................................      9,347    12,794
Stock in Federal Home Loan Bank of Seattle, at cost ...................................      7,471     6,750
Mortgage-backed securities available-for-sale .........................................     44,909    64,900
Mortgage-backed securities, at amortized cost (estimated market value of
  $59,278 in 1996 and $79,303 in 1995).................................................     60,038    78,925
Loans available-for-sale ..............................................................      3,967     2,960
Loans receivable, net .................................................................    364,226   310,161
Accrued interest receivable ...........................................................      3,695     3,875
Premises and equipment, net ...........................................................     13,758    11,372
Cash surrender value of life insurance policies .......................................      3,183     2,951
Other assets ..........................................................................      1,401     1,544
                                                                                             -----     -----
                                                                                         $ 563,931  $563,285
                                                                                          ========   =======
------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Deposits...............................................................................  $ 350,212  $344,155
Borrowed funds.........................................................................    125,838   134,704
Advances from borrowers for taxes and insurance........................................      3,255     3,309
Income taxes...........................................................................      1,961     2,162
Accrued interest payable...............................................................      1,219     1,247
Accrued expenses and other liabilities.................................................      2,839     2,562
                                                                                         ---------   -------
     Total liabilities.................................................................    485,324   488,139
                                                                                         ---------   -------
Stockholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares authorized;
   none outstanding....................................................................         --         --
  Common stock, $.01 par value, 10,000,000 shares authorized;
   4,628,818 shares issued, 4,395,204 outstanding in 1996; 4,628,818
   shares issued, 4,396,456 outstanding in 1995........................................         46          46
  Paid-in capital......................................................................      45,451     45,232
  Common stock acquired by ESOP/RRP....................................................      (3,558)    (4,271)
  Treasury stock, at cost..............................................................      (3,079)    (3,066)
  Net unrealized gain (loss) on securities available-for-sale..........................        (226)       295
  Retained earnings....................................................................      39,973     36,910
     Total stockholders' equity........................................................      78,607     75,146
                                                                                             ------     ------
Commitments and contingencies
                                                                                           $563,931   $563,285
                                                                                            =======    =======
Book value per common share............................................................    $  17.88   $  17.09
                                                                                            =======    =======

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Income
--------------------------------------------------------------------------------
(Dollars in thousands, except share and per share data)

                                                                                              Year Ended June 30,
                                                                             -----------------------------------------------------
                                                                                   1996                  1995                 1994
                                                                                   ----                  ----                 ----
Interest income:
  Loans receivable ................................................          $    28,640                23,191               21,105
  Mortgage-backed securities available-for-sale ...................                4,214                 3,482                 --
  Mortgage-backed securities ......................................                4,953                 5,745                7,114
  Investment securities available-for-sale ........................                2,891                 3,502                 --
  Investment securities ...........................................                  878                   260                2,585
  Interest-bearing deposits .......................................                  787                 1,423                  948
  Other ...........................................................                  181                   180                  181
                                                                             -----------           -----------          -----------
     Total interest income ........................................               42,544                37,783               31,933
                                                                             -----------           -----------          -----------
Interest expense:
  NOW and money market demand .....................................                1,740                 1,913                1,957
  Savings .........................................................                1,940                 2,110                2,391
  Certificates of deposit .........................................               12,074                 9,653                9,106
  Cost of Swaps and Caps ..........................................                  331                   382                  698
                                                                             -----------           -----------          -----------
                                                                                  16,085                14,058               14,152
  Advances from FHLB - Seattle and other borrowed funds ...........                8,652                 6,926                2,239
                                                                             -----------           -----------          -----------
     Total interest expense .......................................               24,737                20,984               16,391
                                                                             -----------           -----------          -----------
     Net interest income ..........................................               17,807                16,799               15,542
Provision for loan losses .........................................                 --                    --                   --
                                                                             -----------           -----------          -----------
     Net interest income after provision for loan losses ..........               17,807                16,799               15,542
                                                                             -----------           -----------          -----------
Non-interest income:
  Loan origination fees ...........................................                  348                   414                  505
  Service fees ....................................................                2,120                 1,762                1,653
  Net gain on sale of loans and securities available-for-sale .....                  577                   279                  696
 Other ............................................................                  837                   752                  657
                                                                             -----------           -----------          -----------
     Total non-interest income ....................................                3,882                 3,207                3,511
                                                                             -----------           -----------          -----------
Non-interest expenses:
  Compensation and employee benefits ..............................                7,523                 7,446                6,430
  Net occupancy expense of premises ...............................                1,450                 1,349                1,283
  Equipment and furnishings expense ...............................                  643                   553                  566
  Data processing expenses ........................................                  632                   621                  598
  Federal insurance premium .......................................                  806                   806                  838
  Marketing and advertising .......................................                  559                   456                  434
  Net expense (income) from operation of real estate owned ........                   (1)                    3                  (24)
  Other ...........................................................                2,962                 2,171                1,813
                                                                             -----------           -----------          -----------
     Total non-interest expense ...................................               14,574                13,405               11,938
                                                                             -----------           -----------          -----------
     Income before income taxes and cumulative effect of change
      in accounting for income taxes ..............................                7,115                 6,601                7,115

Income taxes ......................................................                2,556                 2,473                2,681
                                                                             -----------           -----------          -----------
  Income before cumulative effect of accounting change ............                4,559                 4,128                4,434
  Cumulative effect of change in accounting for income taxes ......                 --                    --                    795
                                                                             -----------           -----------          -----------
     Net income ...................................................          $     4,559                 4,128                5,229
                                                                             ===========           ===========          ===========
Net income per share:
  Income before cumulative effect of change
   in accounting for income taxes .................................                 1.07                   .96                 1.01
  Cumulative effect of change in accounting for income taxes ......                 --                    --                    .18
                                                                             -----------           -----------          -----------
Net income per share ..............................................          $      1.07                   .96                 1.19
                                                                             ===========           ===========          ===========
Weighted average common shares outstanding for earnings per share .            4,259,109             4,313,615            4,380,040
                                                                             ===========           ===========          ===========

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------
(Dollars in thousands, except share data)

                                                                                                          Net
                                                                                                      unrealized
                                                                                                      gain (loss)
                                                                                                     on securities
                                                              Common    Paid-in     ESOP/   Treasury   available-   Retained
                                                              stock     capital      RRP      stock     for-sale    earnings   Total
                                                              -----     -------      ---      -----     --------    --------   -----
Balance at June 30, 1993 ..................................   $--            --       --        --        --         29,024  29,024
Net income ................................................    --            --       --        --        --          5,229   5,229
Net proceeds from stock offering -
    4,081,724 shares ......................................    41        39,467       --        --        --             --  39,508
Common stock acquired by ESOP - 354,933 shares ............     3         3,546   (3,549)       --        --             --      --
Common stock acquired by RRP - 184,200 shares .............     2         1,890   (1,892)       --        --             --      --
Principal payment made by ESOP ............................    --           131      253        --        --             --     384
Amortization of RRP .......................................    --            --      237        --        --             --     237
Shares forfeited by RRP participants (156 shares) .........    --            --        1        (1)       --             --      --
Cash dividends declared ($.05 per share) ..................    --            --       --        --        --           (214)   (214)
                                                              ----       ------   -------      ----      ----        ------  -------
Balance at June 30, 1994 ..................................    46        45,034   (4,950)       (1)       --         34,039  74,168
Net unrealized loss on securities available-for-
    sale, net of income taxes of $127 as of
    July 1, 1994 ..........................................    --            --       --        --      (200)            --    (200)
Net income ................................................    --            --       --        --        --          4,128   4,128
Common stock acquired by RRP - 2,927 shares ...............    --            29      (29)       --        --             --      --
Principal payment made by ESOP ............................    --           169      227        --        --             --     396
Amortization of RRP .......................................    --            --      473        --        --             --     473
Shares forfeited by RRP participants - 801 shares .........    --            --        8        (8)       --             --      --
Purchase of treasury stock, at cost - 231,405 shares - ....    --            --       --    (3,057)       --             --  (3,057)
Net change in unrealized gain (loss) on securities
    available-for-sale, net of income taxes
    of $312 ...............................................    --            --       --        --       495             --     495
Cash dividends declared ($.30 per share) ..................    --            --       --        --        --         (1,257) (1,257)
                                                              ----       ------   -------   -------     -----        ------  -------
Balance at June 30, 1995 ..................................    46        45,232   (4,271)   (3,066)      295         36,910  75,146
Net income ................................................    --            --       --        --        --          4,559   4,559
Principal payment made by ESOP ............................    --           219      227        --        --             --     446
Amortization of RRP .......................................    --            --      473        --        --             --     473
Shares forfeited by RRP participants - 1,252 shares .......    --            --       13       (13)       --             --      --
Net change in unrealized gain (loss) on securities
    available-for-sale, net of income taxes of $317 .......    --            --       --        --      (521)            --    (521)
Cash dividends declared ($.36 per share) ..................    --            --       --        --        --         (1,496) (1,496)
                                                              ---        ------   ------    ------      ----        -------  -------
Balance at June 30, 1996 ..................................   $46        45,451   (3,558)   (3,079)     (226)        39,973  78,607
                                                              ===        ======   ======    ======      ====        =======  =======

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(Dollars in thousands)

                                                                                                      Year Ended June 30,
                                                                                          ------------------------------------------
                                                                                              1996            1995           1994
                                                                                              ----            ----           ----
Net cash provided by operating activities ..........................................       $ 19,557          28,558          31,606
                                                                                           --------          ------          ------
Cash flows from investing activities:
  Net change in interest-bearing deposits ..........................................           (898)            216           4,009
  Purchase of FHLB stock ...........................................................           (200)           (622)           --
  Purchases of investment securities ...............................................         (4,594)        (12,772)        (29,236)
  Proceeds from maturities of investment securities ................................          8,100          17,000          16,284
  Purchase of investment securities available-for-sale .............................        (31,325)        (19,828)           --
  Proceeds from sales of investment securities available-for-sale ..................          3,840           4,470            --
  Principal payments from investment securities available-for-sale .................          1,102             695            --
  Proceeds from maturities of investment securities available-for-sale .............         40,536            --              --
  Purchases of mortgage-backed securities ..........................................           (990)         (9,905)        (87,047)
  Principal payments from mortgage-backed securities ...............................          8,896           7,764          29,418
  Purchase of mortgage-backed securities available-for-sale ........................        (21,274)        (11,596)           --
  Proceeds from sale of mortgage-backed securities available-for-sale ..............         30,862          10,114            --
  Principal payments from mortgage-backed securities available-for-sale ............         20,721           9,477            --
  Purchase of mortgage-backed securities held-for-sale .............................           --              --            (6,310)
  Proceeds from sale of mortgage-backed securities held-for-sale ...................           --              --            63,057
  Principal payments from mortgage-backed securities held-for-sale .................           --              --             1,507
  Net change in loans receivable ...................................................        (53,541)        (50,823)       (112,484)
  Proceeds from sales of real estate owned .........................................           --               480              68
  Purchases of premises and equipment ..............................................         (3,253)         (1,982)         (1,273)
  Proceeds from cancellation of life insurance policies ............................           --              --               106
                                                                                             ------         -------        --------
     Net cash used by investing activities .........................................         (2,018)        (57,312)       (121,901)
                                                                                             ------         -------        --------
Cash flows from financing activities:
  Net change in deposits ...........................................................         (9,667)        (18,599)        (15,935)
  Proceeds from borrowings .........................................................         77,720         115,800          89,600
  Payments on borrowings ...........................................................        (86,658)        (66,290)        (20,099)
  Net change in advances from borrowers
   for taxes and insurance .........................................................            (54)            298             (77)
  Sale of common stock, net of offering costs ......................................           --              --            39,508
  Dividends paid to stockholders ...................................................           (955)           (970)           (214)
  Payments to acquire treasury stock ...............................................           --            (3,057)           --
                                                                                             ------          ------         --------
     Net cash provided (used) by financing activities ..............................        (19,614)         27,182          92,783
                                                                                            -------          ------          ------
Net increase (decrease) in cash and cash equivalents ...............................         (2,075)         (1,572)          2,488
Cash and cash equivalents at beginning of year .....................................         15,374          16,946          14,458
                                                                                             ------          ------          ------
Cash and cash equivalents at end of year ...........................................       $ 13,299          15,374          16,946
                                                                                           ========          ======          ======

Supplemental disclosure of cash flow information:
  Payments during the period for:
    Interest .......................................................................       $  8,938           6,948           2,820
    Income taxes, net ..............................................................          2,441           1,964           2,376
                                                                                              =====           =====           =====

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The consolidated financial statements of WesterFed Financial Corporation (WesterFed) and subsidiaries (collectively, the Bank) have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period.
Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses, management generally obtains independent appraisals for significant properties.

A substantial portion of the Bank's loans are secured by real estate in the State of Montana. In addition, real estate owned is located in the same area. Accordingly, as with most financial institutions in the market area, the collectibility of a substantial portion of the carrying value of the Bank's loan portfolio and real estate owned is susceptible to changes in market conditions.

Management believes the allowances for loan and real estate owned losses are adequate. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions in the Bank's market area and the composition of the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for loan losses and valuation of real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Principles of Consolidation

The consolidated financial statements include the accounts of WesterFed and its wholly-owned subsidiary, Western Federal Savings Bank (WFSB). Non-bank subsidiaries of WFSB are WesterFed Service Corporation, Monte Mac I, Inc., WesterFed Insurance Services and Service Corporation of Montana.

All significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents

For purposes of the statements of cash flows, cash equivalents consist of interest-bearing due from banks.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities available for sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available for sale are carried at fair value, and unrealized gains and losses (net of related tax effects) are excluded from earnings but are included in stockholders'
equity. Upon realization, such gains and losses will be included in earnings using the specific identification method. Investment securities and mortgage-backed securities, other than those designated as available for sale or trading, are comprised of debt securities for which the Bank has positive intent and ability to hold to maturity and are carried at cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities. On July 1, 1994, the Bank adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Trading account securities are adjusted to market value through earnings. There were no trading account securities during the years ended June 30, 1996 or 1995.

Management   determines  the  appropriate   classification   of  investment  and
mortgage-backed securities as either available for sale, held to maturity, or held for trading at the purchase date.

Loans Receivable

Loans receivable, other than loans available for sale, are stated at the unpaid principal balance, net of premiums, unearned discounts, net deferred loan origination fees, and the allowance for loan losses.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
Loans are placed on nonaccrual status when collection of principal or interest is considered doubtful (generally loans past due 90 days or more). Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected. Discounts are accreted and premiums amortized to income using the level-yield method over the estimated lives of the loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the individual loans, adjusted for actual prepayments. Amortization of deferred loan origination fees are suspended during periods in which the related loan is in nonaccrual status.

Loans available for sale are carried at the lower of cost or market using the aggregate method. Valuation adjustments, if applicable, are reflected in current operations. Gains and losses on sales are recorded using the specific identification method.

Management determines the appropriate classification of loans as either held to maturity or available for sale at origination, in conjunction with the Bank's overall asset/liability management strategy.

The cost of loan servicing rights acquired, included in other assets, is amortized in proportion to, and over the period of, estimated net servicing revenues. When participating interests in loans sold have an average contractual interest rate, adjusted for normal servicing costs, which differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting excess servicing fees receivable is amortized over the same estimated life using an interest method.

The cost of loan servicing rights acquired, the excess servicing fees receivable, and the amortization thereon is periodically evaluated in relation to estimated future net servicing revenues. The Bank evaluates the carrying value of the servicing portfolio by estimating the future net servicing income of the portfolio based on management's best estimate of remaining loan lives.

Allowance for Loan Losses

The allowance for loan losses is based on management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, review of individual loans for adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and consideration of current economic conditions.

Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by loan charge-offs. Loans are charged off when management believes there has been permanent impairment of their carrying values.

On July 1, 1995, the Bank adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," (collectively, the Statements). The Statements provide guidance for establishing a reserve for losses on specific loans which are deemed to be impaired and apply only to specific impaired loans. Groups of small balance homogeneous basis loans (generally the Bank's consumer loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Bank will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the reserve for possible loan losses is increased through a charge to expense for the amount of the impairment. For all non-consumer loans, impairment is measured based on value of the underlying collateral. The value of the underlying collateral is determined by reducing the collateral's current value by anticipated selling costs. The Bank's impaired loans are those non-consumer loans currently reported as non-accrual. The Bank recognizes interest income on impaired loans only to the extent that cash payments are received.

Real Estate Owned

Real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized, and expenses of holding foreclosed properties are charged to operations as incurred. The Bank held no real estate owned at June 30, 1996 and 1995.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
Cash Surrender Value of Life Insurance

The Bank has acquired life insurance policies covering certain key employees and the Bank is the beneficiary of such policies. The Bank makes one-time lump-sum payments as key employees are identified. Earnings on the lump-sum payments are expected to exceed future premiums and expenses associated with the policies and thus result in an increase in the cash surrender value of the policies.

Collateralized Mortgage Obligations

Bonds are recorded at par value net of discounts. Discounts are accreted to income using the level-yield method over the estimated life of the bonds.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, less accumulated amortization and depreciation. Depreciation and amortization are computed using the straight-line and double declining balance methods over the estimated useful lives of the assets or leases.

Income Taxes

Deferred  tax  assets  and   liabilities  are  recognized  for  the  future  tax
consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In February 1992, Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," was issued by the Financial Accounting Standards Board. Effective July 1, 1993, the Bank adopted SFAS No. 109 and has reported the cumulative effect of that change in method of accounting for income taxes in the 1994 consolidated statement of income.

WesterFed and its subsidiaries file a consolidated Federal income tax return.


Financial Instruments

The Bank enters into interest rate exchange agreements (Swaps) and interest rate cap agreements (Caps) as part of its overall asset/liability management strategies. Estimated amounts to be received or paid on the Swap settlement dates are accrued when realized. The net Swap settlements are reflected in interest expense. Transaction fees on Caps are amortized to interest expense over the life of the related Caps using the straight-line method. Payments received on Caps are reflected in operations.

Net Income Per Share

Net income per common share is calculated by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period. Shares sold in the conversion from mutual to stock ownership on January 6, 1994 are assumed to have been outstanding for all of fiscal year 1994 for the purposes of computed weighted average shares outstanding. Additionally, unallocated ESOP shares are excluded from the weighted average common shares outstanding calculation, while allocated shares are considered to be outstanding. The effect of stock options is determined using the treasury stock method. Weighted average common shares and common share equivalents did not differ for primary and fully diluted earnings per share.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------

Reclassifications

Certain reclassifications have been made to the 1995 and 1994 amounts to conform to the 1996 presentation.

(2)     CONVERSION TO STOCK OWNERSHIP

WesterFed was formed in September 1993, and is the holding company and owner of 100 percent of the common stock of WFSB, a federally chartered stock savings bank. On January 6, 1994, WFSB completed its conversion from a mutual to a stock form savings bank at which time WesterFed issued 4,436,657 shares of common stock at $10 per share realizing $43,057,413 after deducting stock offering expense of $1,309,157. WesterFed used $21,528,707 to purchase 100 percent of the common stock of WFSB. Additionally, the Employee Stock Ownership Plan (the ESOP) borrowed $3,549,330 from WesterFed to fund the purchase of 354,933 shares of WesterFed's common stock.

As part of the conversion, WFSB established a liquidation account for the benefit of eligible depositors who continue to maintain their deposit accounts in WFSB after conversion. In the unlikely event of a complete liquidation of WFSB, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to WFSB's common stock. WFSB may not declare or pay a cash dividend to the Holding Company on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of WFSB to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.


(3)     REGULATORY MATTERS

Capital distributions, in the form of any dividend paid or other distribution in cash or in kind, are limited by the Office of Thrift Supervision (OTS). A "Tier 1" institution, which is defined as an institution that has capital immediately prior to a proposed capital distribution that is equal to or greater than the amount of its fully phased-in capital requirement, is authorized to make capital distributions during a calendar year up to the higher of 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or 75% of its net income over the most recent four-quarter period. The Bank is a Tier 1 institution.

The Financial Institutions Reform, Recovery and Enforcement Act, which was signed into law on August 9, 1989, contains provisions for capital standards that require the Bank to have minimum regulatory tangible capital equal to 1.50% of adjusted total assets, a minimum 3.00% core capital ratio and an 8.00% risk-based capital ratio.

In April 1991, the OTS issued a proposal to amend the regulatory capital regulation by revising the leverage ratio requirement. The proposal would establish a 3.00% leverage ratio (defined as the ratio of core capital to adjusted total assets) for institutions in the strongest financial and managerial condition, with a 1 CAMEL Rating (the highest rating of the OTS for savings institutions). For all other institutions, the minimum core capital average ratio would be 3.00%, plus an additional 100 to 200 basis points. In determining the amount of additional capital under the proposal, the OTS would assess both the quality of risk management systems and the level of overall risk in each individual institution through the supervisory process on a case-by-case basis. Certain features of the new capital regulations and their administration have not been finalized.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------

WFSB is in compliance with capital requirements at June 30, 1996, as follows (dollar amounts in thousands):

                                                       Regulatory
                                                         Capital
                              Percent(a)    Amount    Requirements    Excess
                              ----------    ------    ------------    ------
Tangible capital.........       11.3%       $61,977       8,234       53,743
Core capital.............       11.3         61,977      16,467       45,510
Risk-based capital.......       21.2         63,923      24,058       39,865
                              ======      =========    ========      =======
----------
(a) Based upon a percentage of adjusted tangible assets for tangible and core capital and risk-adjusted assets for risk-based capital.

The following is a reconciliation of capital as shown on the consolidated financial statements and tangible, core and risk-based regulatory capital at June 30, 1996 (in thousands):

                                                                                   Risk-
                                                            Tangible     Core      Based
                                                            Capital     Capital   Capital
                                                            -------     -------   -------
Capital per consolidated
  financial statements .................................   $ 78,607     78,607     78,607

  Less:  Nonqualifying investment
           in subsidiaries .............................    (16,391)   (16,391)   (16,391)
         Nonqualifying purchased mortgage
           loan servicing ..............................        (13)       (13)       (13)
         Unrealized losses on certain securities
           available-for-sale ..........................       (226)      (226)      (226)
         Other assets required to be deducted ..........       --         --           (1)
  Add:   General loan valuation allowances .............       --         --        1,947
                                                            -------    -------     ------
Regulatory capital .....................................   $ 61,977     61,977     63,923
                                                            =======    =======     ======

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking agencies to take prompt corrective action with respect to depository institutions which do not meet minimum capital standards and other safety and soundness regulations which have not been finalized. As a result, the federal banking agencies have adopted regulations which establish a system for prompt regulatory corrective action with respect to depository institutions which do not meet minimum capital requirements. The "prompt corrective action" regulations established five categories of depository institutions: (1) well-capitalized, (2) adequately capitalized, (3) under-capitalized, (4) significantly undercapitalized, and (5) critically undercapitalized. Each category relates to the level of capital for the depository institution. A "well-capitalized" meets the minimum level required by regulation (i.e., total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater). The Bank's total risk-based, Tier 1 and core capital ratios were 21.2%, 20.6% and 11.3% at June 30, 1996.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(4)     INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities at June 30, 1996 and 1995 are summarized as follows (in thousands):

                                                                    1996
                                           ----------------------------------------------------
                                                          Gross            Gross      Estimated
                                           Amortized    unrealized       unrealized     market
                                              cost        gains           losses         value
                                              ----        -----           ------         -----
Investments held-to-maturity:
Federal agency obligations .............     $ 4,010        2               (7)           4,005
Corporate obligations ..................       5,333       22               --            5,355
Other investments ......................           4       35               --               39
                                             -------      ----             ----          ------
  Total investment securities
    held-to-maturity ...................     $ 9,347       59               (7)           9,399
                                             =======      ====             ====          ======
Investments available-for-sale:
Federal agency obligations .............     $32,841       21             (232)          32,630
Corporate obligations ..................       3,000       --              (20)           2,980
Other ..................................          28       --               (1)              27
                                                  --      ----            ----           ------
  Total investment securities
    available-for-sale .................     $35,869       21             (253)          35,637
                                             =======      ====            =====          ======

                                                                   1995
                                          -------------------------------------------------
                                                         Gross          Gross     Estimated
                                          Amortized    unrealized     unrealized    market
                                             cost        gains         losses       value
                                             ----        -----         ------       -----
Investments held-to-maturity:
Federal agency obligations ............     $ 6,518       47             (2)         6,563
Corporate obligations .................       6,272      104             --          6,376
Other investments .....................           4       21             --             25
                                            -------      ---            ----        ------
    Total investment securities
      held-to-maturity ................     $12,794      172             (2)        12,964
                                            =======      ===            ====        ======
Investments available-for-sale:
Federal agency obligations ............     $47,850       99           (392)        47,557
U.S. Government obligations ...........       2,025       --             (5)         2,020
                                            -------      ---            ----        ------
    Total investment securities
      available-for-sale ..............     $49,875       99           (397)        49,577
                                            =======      ===            ====        ======

Expected maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations at par value without prepayment penalties. The cost and estimated fair value of investment securities at June 30, 1996, by contractual maturity, are shown below (in thousands):
                                                          Fair Cost        Value
                                                          ---------        -----
Investment held-to-maturity
Due in:
  Less than one year ............................         $ 7,344          7,366
  One to five years .............................           1,999          1,994
  Other .........................................               4             39
                                                          -------          -----
                                                          $ 9,347          9,399
                                                          =======          =====
Investments available-for-sale
Due in:
  Less than one year ............................         $17,353         17,336
  One to five years .............................          13,740         13,602
  After ten years ...............................           4,748          4,672
  Other .........................................              28             27
                                                          -------         ------
                                                          $35,869         35,637
                                                          =======         ======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
Gross proceeds from sales of investment securities available-for-sale for 1996 and 1995 were $3,840,000 and $4,470,000, respectively. These sales resulted in gross gains of $22,636 in 1996 and gross losses of $27,000 and $30,000 in 1996 and 1995, respectively. There were no sales of investment securities during 1994.

Pursuant to a collateral agreement with the FHLB, all unpledged, qualifying investment securities, including those available-for-sale, are pledged to secure advances from the FHLB.


(5)     MORTGAGE-BACKED SECURITIES

A summary of mortgage-backed securities at June 30, 1996 and 1995 is as follows (in thousands):

                                                                                                1996
                                                                      ---------------------------------------------------
                                                                                     Gross          Gross       Estimated
                                                                      Amortized    unrealized     unrealized       fair
                                                                         cost        gains          losses         value
                                                                         ----        -----          ------         -----
Mortgage-backed securities held-to-maturity:
FHLMC ..........................................................       $49,525          9            (972)        48,562
GNMA ...........................................................         1,412         20              --          1,432
Collateralized mortgage obligations - federal agency ...........         9,101        183              --          9,284
                                                                       -------        ---            ----         ------
     Total mortgage-backed securities
       held-to-maturity ........................................       $60,038        212            (972)        59,278
                                                                       =======        ===            ====         ======
Mortgage-backed securities available-for-sale:
FHLMC ..........................................................       $27,693         78             (191)       27,580
GNMA ...........................................................           659         --               (4)          655
FNMA ...........................................................        16,683         76              (85)       16,674
                                                                       -------        ---             ----        ------
     Total mortgage-backed securities
       available-for-sale ......................................       $45,035        154             (280)       44,909
                                                                       =======        ===             ====        ======

                                                                                                1995
                                                                      ---------------------------------------------------
                                                                                     Gross          Gross       Estimated
                                                                      Amortized    unrealized     unrealized       fair
                                                                         cost        gains          losses         value
                                                                         ----        -----          ------         -----
Mortgage-backed securities held-to-maturity:
FHLMC ..........................................................       $62,262        590            (163)        62,689
FNMA ...........................................................           338         12              --            350
Collateralized mortgage obligations - federal agency ...........        16,325        143            (204)        16,264
                                                                       -------        ---            ----         ------
     Total mortgage-backed securities
       held-to-maturity ........................................       $78,925        745            (367)        79,303
                                                                       =======        ===            ====         ======
Mortgage-backed securities available-for-sale:
FHLMC ..........................................................       $43,987        679            (181)        44,485
GNMA ...........................................................         2,472        401              --          2,873
FNMA ...........................................................        17,664         83            (205)        17,542
                                                                       -------      -----            ----         ------
     Total mortgage-backed securities
       available-for-sale ......................................       $64,123      1,163            (386)        64,900
                                                                       =======      =====            ====         ======

Gross proceeds from sales of mortgage-backed securities available-for-sale for 1996 and 1995 were $30,862,000 and $10,114,000, resulting in gross gains of $673,000 and $258,000 and gross losses of $279,000 and $118,000, respectively.

Gross  proceeds  from  sales  of   mortgage-backed   securities  for  1994  were
$63,057,000. These sales resulted in gross gains of $257,000, and gross losses of $147,000 for 1994.

Mortgage-backed securities with a recorded value of approximately $10,181,000 and $2,715,000 have been pledged to secure collateralized mortgage obligations at June 30, 1996 and 1995, respectively.

Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without penalties.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
On November 15, 1995, the Financial Accounting Standards Board (FASB) issued a Special Report titled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and equity Securities." The Special Report allowed for a one-time reclassification of securities as of a single date between November 15, 1995 and December 31, 1995. The Bank reclassified approximately $10,608,000 of mortgage-backed securities from the held-to-maturity to available-for-sale classification. The net unrealized loss related to these mortgage-backed securities was approximately $140,000 at the date of reclassification.

(6)     LOANS RECEIVABLE

A summary of loans receivable at June 30, 1996 and 1995 is summarized as follows (in thousands):

                                                           1996          1995
                                                           ----          ----
Loans secured by real estate:
  Conventional:
    1-4 residential units .........................     $ 273,389       240,202
    5 or more residential units ...................        19,939        18,985
    Construction ..................................        12,977        10,742
    Commercial ....................................        17,769        11,942
    Other nonresidential ..........................           549           457
    FHA insured or VA guaranteed ..................         7,464         7,129
                                                            -----         -----
      Total real estate loans .....................       332,087       289,457

Less:
  Net deferred loan origination fees (1,625) ......        (1,344)
  Undisbursed loan funds ..........................        (4,245)       (4,988)
  Allowance for loan losses .......................        (1,879)       (1,879)
                                                           ------        ------
      Net real estate loans .......................       324,338       281,246

Other loans:
  Loans to depositors, secured by deposits ........         2,337         2,138
  Other consumer loans ............................        10,830         5,112
  Other consumer loans - real estate secured ......        30,814        24,757
  Allowance for loan losses .......................          (126)         (132)
                                                             ----          ----
      Net other loans .............................        43,855        31,875
                                                           ------        ------
                                                          368,193       313,121
Less loans available-for-sale .....................        (3,967)       (2,960)
                                                           ------        ------
                                                         $364,226       310,161
                                                          =======       =======

The Bank has pledged, under a blanket assignment, its unpledged and qualifying mortgage portfolio to secure advances from the FHLB.

A summary of nonperforming assets at June 30, 1996 and 1995 follows (in thousands):
                                                                   1996     1995
                                                                   ----     ----

Nonaccrual loans ............................................      $404      319
Loans 90 days or more delinquent and still accruing .........       311      254
                                                                   ----      ---
    Total nonperforming loans ...............................       715      573
    Total nonperforming assets ..............................      $715      573
                                                                   ====      ===
If interest income on nonaccrual loans had been current in accordance with their original terms, approximately $22,000, $33,000 and $27,000 of interest income would have been recorded in 1996, 1995 and 1994, respectively. Interest income recognized on nonaccrual loans during the years ended June 30, 1996, 1995, and 1994 was insignificant. At June 30, 1996, there were no commitments to lend additional funds to borrowers whose loans are classified as nonperforming.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
An analysis of the allowance for loan losses, not including provision for real estate owned, for 1996, 1995 and 1994 is as follows (in thousands):

                                                1996         1995         1994
                                                ----         ----         ----
Balance at beginning of year ...........      $ 2,011        2,030        2,058
Provision charged to operations ........         --           --           --
Charge-offs ............................          (11)         (28)         (37)
Recoveries .............................            5            9            9
Balance at end of year .................      $ 2,005        2,011        2,030
                                              =======        =====        =====

(7)     INTEREST RECEIVABLE, NET

A summary of interest receivable at June 30, 1996 and 1995 is as follows (in thousands):

                                                                1996       1995
                                                                ----       ----
Loans (net of allowance for uncollected
  interest of $22 and $33 at June 30, 1996
  and 1995, respectively) .............................       $2,322       1,778
Mortgage-backed securities ............................          805       1,016
Investment securities .................................          500         946
Interest-bearing deposits .............................           68          79
Other .................................................         --            56
                                                              ------       -----
                                                              $3,695       3,875
                                                              ======       =====
(8)     PREMISES AND EQUIPMENT

Premises and equipment at June 30, 1996 and 1995 is summarized as follows (in thousands):
                                                             1996         1995
                                                             ----         ----

Land ................................................     $  3,861        3,792
Office buildings and leasehold improvements .........       15,698       13,343
Furniture, fixtures and equipment ...................        5,356        4,991
                                                          --------      -------
                                                            24,915       22,126
Less accumulated depreciation and amortization ......      (11,157)     (10,754)
                                                          --------      -------
                                                          $ 13,758       11,372
                                                          ========       ======
(9)     DEPOSITS

Deposits at June 30, 1996 and 1995 are summarized as follows (dollar amounts in thousands):
                                                      Weighted          Weighted
                                                       average           average
                                                1996    rate      1995     rate
                                                ----    ----      ----     ----
Certificates of deposit:
  6 month ................................   $ 37,179   4.96%  $ 34,290    5.38%
  1 year .................................     47,737   5.44     37,152    5.39
  2 year .................................     54,538   5.52     65,981    5.97
  3 year .................................     28,882   5.78     29,178    5.90
  4 year and above .......................     30,779   6.27     29,974    6.74
  Jumbo (minimum denomination of $100,000)     12,342   5.66     10,124    5.92
                                               ------   ----     ------    ----
                                              211,457   5.56    206,699    5.88

Passbook accounts ........................     64,889   2.93     65,607    3.03
Money market accounts ....................     24,018   3.47     25,923    3.46
NOW accounts .............................     49,848   1.55     45,926    1.98
                                               ------   ----     ------    ----
                                             $350,212   4.35%  $344,155    4.62%
                                             ========   ====   ========    ====

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------

Certificates of deposit at June 30, 1996 mature as follows (in thousands):

                                      Less than        One to         Four to
                                       one year      three years     five years
                                       --------      -----------     ----------
2.00% to 2.99%..................       $   405               -              -
3.00% to 3.99%..................         1,226               -              -
4.00% to 4.99%..................        18,748            1,966             17
5.00% to 5.99%..................        89,264           38,313          2,843
6.00% to 6.99%..................        15,352           14,804          3,944
7.00% to 7.99%..................           628           10,810            791
8.00% to 11.99%.................             4               -              -
Jumbo...........................         9,202            2,641            499
                                      ---------          ------          -----
                                      $134,829           68,534          8,094
                                      ========           ======          =====


(10)     BORROWED FUNDS

Advances from the FHLB and other borrowings at June 30, 1996 and 1995 are summarized as follows (in thousands):


                                                1996              1995
                                                ----              ----
Advances from Federal Home Loan Bank.......   $124,663           133,119
Collateralized mortgage obligations........      1,175             1,585
                                              --------           -------
                                              $125,838           134,704

Advances from Federal Home Loan Bank of Seattle bear interest at rates from 4.93% to 8.20% and mature as follows (in thousands):

   Years ending June 30
     1997........................................      $ 14,000
     1998........................................        44,094
     1999........................................        16,568
     2000........................................         5,000
     2001........................................        19,198
     Thereafter..................................        25,803
                                                         ------
                                                       $124,663
                                                       ========

Advances from the FHLB are secured by pledges of FHLB stock of $7,471,000 and $6,750,000 at June 30, 1996 and 1995, respectively, and a blanket assignment (the blanket assignment) of the Bank's unpledged, qualifying mortgage loans, mortgage-backed securities and investment securities. The Bank has committed to take a Federal Home Loan Bank advance totaling $470,000 with an interest rate of 7.37%, maturing 15 years from the date the advance is taken.
This advance will be taken during 1997.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(11)     INCOME TAXES

As discussed in note 1, the Bank adopted SFAS No. 109, effective July 1, 1993. The cumulative effect of this change in accounting for income taxes was $795,000.

If certain conditions are met, the Bank is allowed a special bad debt deduction in determining income for tax purposes. The deduction is based on either a specified experience formula or a percentage of taxable income before such deduction (presently 8%). Under new legislation enacted in August 1996, the special bad debt deduction will be eliminated effective for tax years beginning after December 15, 1995 (the Bank's fiscal year beginning July 1, 1996).

Retained earnings at June 30, 1996 include approximately $10,251,000 for which no provision for income tax has been made. This amount represents primarily income offset by the percentage bad debt deduction for tax purposes only. Under SFAS No. 109, this amount is treated as a permanent difference; deferred taxes are not recognized unless it appears that this amount will be reduced and thereby result in taxable income in the foreseeable future. Also included in the August 1996 legislation are provisions to recapture bad debt deductions taken in excess of $10,251,000. The Bank has provided a deferred tax liability of approximately $415,000 which will be payable over six years beginning in 1997 or in 1999 if certain residential lending requirements are met. At June 30, 1996, management does not foresee any events under which the base year amount of $10,251,000 would become taxable.

A summary of the provision for income taxes for the years ended June 30, 1996, 1995 and 1994 follows (in thousands):

                                           1996             1995            1994
                                           ----             ----            ----
Federal:
  Current .....................           $1,894           1,567           1,929
  Deferred ....................              254             466             268
                                             ---             ---             ---
                                           2,148           2,033           2,197
                                           -----           -----           -----
State:
  Current .....................              377             362             460
  Deferred ....................               31              78              24
                                             408             440             484
                                             ---             ---             ---
                                          $2,556           2,473           2,681
                                          ======           =====           =====

The effective tax rates for 1996, 1995 and 1994 are 35.9%, 37.5% and 37.7%, espectively.

A reconciliation between the effective income tax expense and the amount computed by multiplying the applicable statutory federal income tax rate for 1996, 1995 and 1994 is as follows (in thousands):
                                                1996         1995          1994
                                                ----         ----          ----

Computed "expected" tax expense ........      $ 2,419        2,244        2,419
Accumulated earnings on life
   insurance policies ..................          (50)         (44)         (38)
State income taxes, net of
   Federal income tax benefit ..........          270          291          319
Other ..................................          (83)         (18)         (19)
                                                  ---          ---          ---
                                              $ 2,556        2,473        2,681
                                              =======        =====        =====

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
The tax effects of temporary differences that give rise to deferred tax assets and liabilities at June 30, 1996 and 1995 are as follows (in thousands):

                                                                 1996       1995
                                                                 ----       ----
Deferred tax assets:
    Loans, principally allowance for loan losses ........      $  771        773
    Employee benefits, principally deferred
      compensation and accrued vacation .................         468        246
    Market value adjustment of investment
      securities and mortgage backed securities
      available-for-sale ................................         132       --
                                                                  ---        ---
    Gross deferred income tax assets ....................       1,371      1,019
                                                                -----      -----

                                                               1996         1995
                                                               ----         ----
Deferred tax liabilities:
    FHLB stock dividends ..............................       $1,631       1,430
    Deferred loan fees and
      origination costs ...............................          575         554
    Life insurance contract income ....................          489         457
    Market value adjustment of
      investment securities and
      mortgage backed securities
      available-for-sale ..............................         --           185
    Loans, due primarily to tax
      bad debt reserves in excess
      of base year amount .............................          415         278
    Fixed assets, principally depreciation ............          191         154
    Other .............................................          199         121
                                                                 ---         ---
      Gross deferred income tax liabilities ...........        3,500       3,179
                                                               -----       -----
      Net deferred income tax liability ...............       $2,129       2,160
                                                              ======       =====

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the deferred tax assets are deductible, at June 30, 1996 and 1995, management believes it is more likely than not that the Bank will realize the benefits of these deductible differences.

(12)     COMMITMENTS AND CONTINGENCIES

The Bank is the lessor of office space in certain of its branch office buildings under operating leases expiring in future years. Management expects as operating leases expire in the normal course of business, they will be renewed or replaced by leases on other properties at current market rental rates at the time of renewal. Approximate minimum future rentals to be received under non-cancelable leases for the five years subsequent to June 30, 1996 are as follows (in thousands):

            Years ended June 30,                                 Amount
            --------------------                                 ------
                    1997                                        $   482
                    1998                                            369
                    1999                                            279
                    2000                                            235
                    2001                                            108
                 Thereafter                                          94
                                                                 ------
        Total minimum future rentals                             $1,567
                                                                 ======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
The deposits of the Bank are insured by the Savings  Association  Insurance Fund
(SAIF), one of two funds administered by the Federal Deposit Insurance Corporation (FDIC). The Bank currently pays premiums of approximately 0.23% of deposits. On September 30, 1996, the Deposit Insurance Funds Act of 1996 was signed, which authorizes the FDIC to impose a special assessment on certain deposits held by thrift institutions. This special assessment, which is based on $.657 per $100 of outstanding deposits at March 31, 1995, is intended to recapitalize the SAIF. The assessment of approximately $2.3 million and a related tax benefit of $900,000 were recorded by the Bank on September 30, 1996. The assessment is payable no later than November 29, 1996.

The Bank is a defendant in various matters of litigation generally incidental to its business. In the opinion of management, following consultation with legal counsel, liabilities arising from these proceedings, if any, will not have a material impact on the Bank's consolidated financial condition.

(13)     EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan (ESOP)

Effective July 1, 1993 the Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 354,933 shares of WesterFed's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $3,549,330 from WesterFed to fund the purchase, evidenced by a note receivable recorded by WesterFed, secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments from the ESOP of approximately $57,000, bearing interest at 7.26%, maturing December 2008. Contributions of cash or common stock are made from WFSB to the ESOP at the discretion of the Board of Directors. For financial reporting purposes, the note receivable is classified as a reduction of consolidated stockholders' equity and amounts paid to WesterFed for interest have been eliminated in consolidation.

The Bank records compensation expense equal to the fair value of shares at the date such shares are made available for allocation to plan participants' accounts. Shares become available for allocation as the ESOP repays the note receivable recorded by WesterFed. For 1996, 1995 and 1994, ESOP principal and interest payments of $446,000, $464,000, and $347,000 were funded by Bank contributions of $358,000, $406,000, and $329,000. The remainder of the ESOP payments was funded by dividends on the unallocated shares held. At June 30, 1996, 87,193 shares had been made available for allocation to participants accounts and the fair value of the unallocated shares was approximately
$3,984,000. The Bank recognized expense relating to the ESOP of $446,000, $396,000, and $384,000 during 1996, 1995 and 1994, respectively.

Recognition and Retention Plan (RRP)

Under the RRP plan, common stock has been granted to certain officers, directors and employees. Deferred compensation is recorded at the date of the stock award. Vesting occurs in four equal, annual installments and the related deferred compensation is expensed over the same period. For financial reporting purposes the unamortized deferred compensation balance is reclassified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. RRP compensation expense of $473,000, $473,000, and $237,000 has been recorded for 1996, 1995 and 1994, respectively.

Stock Option and Incentive Plan

The stockholders have approved a Stock Option and Incentive Plan (the Stock Option Plan). The terms of the Stock Option Plan provide for the granting of up to 443,665 shares of common stock, or 10% of the shares sold in the Bank's conversion from mutual to stock ownership, to certain officers and directors. The Stock Option Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, limited stock appreciation rights, or restricted stock, or any combination thereof (collectively, the Awards).

The Bank has granted incentive stock options and nonqualified stock options (the options). The term of the options may not exceed 10 years from the date the options are granted. Incentive stock options granted to stockholders with more than 10% of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 110% of the fair market value at the grant date, and the term of the option may not exceed 5

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
years from the date of grant. For incentive stock options, a maximum of 10,000 shares per Stock Option Plan participant are exercisable per year. All incentive and nonqualified stock options awarded are exercisable at the grant date.

                                                      Options     Exercise price
                                                      -------     --------------
Year ending June 30, 1996:
    Options outstanding, beginning of year .......     419,707   $ 10.00 - 12.13
    Granted ......................................          --                --
                                                       -------   ---------------
    Outstanding, end of year .....................     419,707   $ 10.00 - 12.13
                                                       =======   ===============
    Exercisable, end of year .....................     419,707   $ 10.00 - 12.13
                                                       =======   ===============


                                                      Options     Exercise price
                                                      -------     --------------
Year ending June 30, 1995:
    Options outstanding, beginning of year .......... 404,623     $        10.00
    Granted .........................................  15,084              12.13
                                                       ------              -----
    Outstanding, end of year ........................ 419,707     $10.00 - 12.13
                                                      =======     ==============
    Exercisable, end of year ........................ 419,707     $10.00 - 12.13
                                                      =======     ==============

Year ending June 30, 1994:
    Options outstanding, beginning of year ..........      --      $          --
    Granted ......................................... 404,623              10.00
                                                      -------              -----
    Outstanding, end of year ........................ 404,623      $       10.00
                                                      =======      =============
    Exercisable, end of year ........................ 404,623      $       10.00
                                                      =======      =============

Pension Plan

The Bank participates in a non-contributory multi-employer defined benefit pension plan covering substantially all employees. Actuarially determined pension costs are funded as accrued. Separate actuarial valuations are not prepared for each employer in the plan. Substantially all employees who attain the age of 21 years and complete one year of service are eligible to participate in this plan. Retirement benefits are based upon a formula utilizing years of service and average compensation, as defined. Participants are vested 100% upon the completion of five years of service. Total pension expense, including administrative charges, was approximately $321,000, $286,000 and $19,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

Deferred Compensation Agreements

The Bank has entered into deferred compensation agreements with certain key employees that provide for predetermined periodic payments over 10 years upon retirement or death. Amounts expensed under these agreements totaled approximately $144,000, $142,000, and $111,000 for 1996, 1995 and 1994,
respectively.

Savings Plan

The Bank has adopted an employee savings plan. To be eligible for the plan, an employee must complete one year of full time employment with the Bank. Annual contributions by the Bank match 50% of an employee's contributions, up to a maximum of 3% of the participating employee's wages. Contributions for 1996, 1995 and 1994 totaled approximately $86,000, $85,000 and $83,000, respectively.


(14)     FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
instruments include commitments to extend credit and interest rate cap agreements. The Bank was party to an interest rate swap which expired in 1996. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated balance sheets. The contract or notional amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate cap agreements, the contract or notional amounts does not represent exposure to credit loss. The Bank controls the credit risk of those instruments through credit approvals, limits, and monitoring procedures.

Commitments to Extend Credit

Commitments to extend credit at June 30, 1996 and 1995 are as follows (in thousands):
                                  1996            1995
                                  ----            ----
Fixed rate...................   $18,654          23,100
Variable rate................     1,888           1,793
                                -------          ------
                                $20,542          24,893
                                =======          ======

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have terms which specify commitment periods of 45 days at interest rates which approximate current market rates, adjusted for management's assessment of the creditworthiness of the customer. In some cases, customers may be required to pay a fee for the Bank's commitment to lend. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Bank upon extension of credit is based on management's evaluation of the counter-party. Collateral held varies but may include personal property, residential real property, and income-producing commercial properties.

Interest Rate Caps

Interest rate caps entitle the Bank to receive various interest payments in exchange for payment of a transaction fee, provided the three-month LIBOR exceeds an agreed upon interest rate. Transaction fees paid in connection with interest rate cap agreements are amortized to interest expense as an adjustment of the interest cost of liabilities. Interest rate cap agreements are used to manage interest rate risk by synthetically extending the life of interest-bearing liabilities.

The following summarizes interest rate cap agreements at June 30, 1996:

 Notional principal amount           Agreement termination             Cap
 -------------------------           ---------------------             ---
      (in thousands)
       $   25,000                         March 1997                6.5% - 10%
           10,000                          July 1999                6.5% - 7.0%
         --------
       $   35,000
       ==========

The counterparties to the cap agreements are primary dealers or the FHLB of Seattle.

(15)     RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

On March 31, 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 121 provides that long-lived assets and identifiable intangibles should be reviewed for impairment whenever events or circumstances provide evidence that suggests the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. SFAS No. 121 is effective for financial statements issued with fiscal years beginning after December 15, 1995, although earlier application is encouraged. The Bank intends to adopt the provisions of SFAS No. 121 on July 1, 1996, and management expects adoption will not have a material effect on the financial position or results of operations of the Bank.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 defines a "fair value based method" of accounting for stock based compensation whereby compensation costs is measured at the grant date based on the value of the award and is recognized over the service period. The FASB encourages all entities to adopt the fair value based method, however, it will allow entities to continue to use the "intrinsic value based method" prescribed by previous pronouncements for grants to employees. Under the intrinsic value based method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Entities electing to continue use of the accounting treatment of previous pronouncements must make certain pro forma disclosures as if the fair value based method had been applied. SFAS No. 123 is effective for financial statements issued with fiscal years beginning after December 31, 1995. The Bank will be required to adopt the provisions of SFAS No. 123 on July 1, 1996. Management's current intention is to retain its intrinsic value method of accounting for stock options granted to employees.

In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting of Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides guidance on accounting for transfers and servicing of financial assets, recognition and measurement of servicing assets and liabilities, financial assets subject to prepayment, secured borrowings and collateral, and extinguishment of liabilities.

SFAS No. 125 specifically provides that mortgage banking enterprises, which includes the Bank, recognize as a separate asset rights to service loans for others, regardless of how those servicing rights are acquired. Rights to service loans must also be assessed for impairment based on the fair value of the servicing assets, including those purchased before the adoption of this statement. SFAS No. 125 also specifies that financial assets subject to prepayment, including loans, that can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment be measured like debt securities available-for-sale or trading securities under SFAS No. 115, as amended by SFAS No. 125.

SFAS No. 125 is effective for all financial asset transactions occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The Bank intends to adopt the provisions of SFAS No. 125 on January 1, 1997, and management expects adoption will not have a material effect on the financial position or operations of the Bank.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------

(16)   RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

The reconciliation of net income to net cash provided by operating activities for 1996, 1995 and 1994 are as follows (in thousands):

                                                                                                  1996           1995          1994
                                                                                                  ----           ----          ----
Net income ..............................................................................      $  4,559         4,128         5,229
Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization of:
     Deferred loan origination fees .....................................................          (445)         (447)         (538)
     Premiums and discounts on securities ...............................................           (63)          482           259
   RRP deferred compensation ............................................................           473           473           237
   ESOP shares available for allocation .................................................           446           396           384
   Cumulative effect of change in accounting for income taxes ...........................          --            --            (795)
   Provision for:
     Loan losses ........................................................................          --            --            --
     Losses on real estate owned ........................................................          --               3             4
   Net (gain) loss on sales of:
     Mortgage-backed securities available-for-sale ......................................          (394)         (139)         (101)
     Investment securities available-for-sale ...........................................             4            30          --
     Loans ..............................................................................          (187)         (170)         (587)
     Other ..............................................................................           127             5            (6)
   Depreciation and amortization of premises and equipment ..............................           740           685           658
   Federal Home Loan Bank stock dividends ...............................................          (521)         (363)         (570)
   Origination of loans available-for-sale ..............................................       (31,185)      (24,896)      (43,720)
   Proceeds from sales of loans available-for-sale ......................................        30,365        33,851        57,657
   Decrease (increase) in accrued interest receivable ...................................           180          (637)         (574)
   Interest expense credited to deposit accounts ........................................        15,724        13,633        13,609
   Changes in other assets and liabilities ..............................................          (266)        1,524           460
                                                                                                   ----         -----           ---
         Net cash provided by operating activities ......................................      $ 19,557        28,558        31,606
                                                                                               ========        ======        ======


(17)     NON-CASH INVESTING AND FINANCING ACTIVITIES

Loans originated for the purposes of securitization and subsequent sale as mortgage-backed securities totaled approximately $3,885,000 (net of discount of $26,000) and $58,023,000 (net of discount of $194,000) for 1995 and 1994, respectively. There were no securitizations of loans in 1996.

On June 28, 1996, the Bank declared a dividend of approximately $541,000 which is recorded in accrued expenses and other liabilities at June 30, 1996.

On June 27, 1995, the Bank declared a dividend of approximately $287,000 which is recorded in other liabilities at June 30, 1995.

At June 30, 1996, the Bank recorded an unrealized loss on investment and mortgage-backed securities available-for-sale, net of taxes, of $226,000.

At June 30, 1995, the Bank recorded an unrealized gain on investment and mortgage-backed securities available-for-sale, net of taxes, of $295,000.

Under the specifications of the FASB's Special Report as discussed in note 5, the Bank reclassified certain mortgage-backed securities to mortgage-backed securities available-for-sale.

During 1995 and 1994, the Bank issued common stock under the RRP and recorded deferred compensation of approximately $29,000 and $1,897,000, respectively. No common stock was issued under the RRP in 1996.

The Bank financed the ESOP's purchase of common shares by recording a note receivable of $3,549,330 during 1994.

Real estate owned acquired through foreclosures of loans receivable was approximately $397,000 and $114,000 for 1995 and 1994, respectively. No real estate owned was acquired in 1996.

Loans made to finance sales of real estate owned totaled approximately $37,000 for 1995 and 1994, respectively. No such loans were made during 1996.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(18)     FAIR VALUE OF FINANCIAL INSTRUMENTS

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instrument for which it is practical to estimate that value.

Cash and Cash Equivalents

For such short-term investments, the carrying amount was considered to be a reasonable estimate of fair value.


Investment and Mortgage-Backed Securities

For investment and mortgage-backed securities, fair values were based on quoted market prices or dealer quotes. If a quoted market price was not available, fair values were estimated using quoted market prices for similar securities.

Federal Home Loan Bank

Federal Home Loan Bank stock is valued at cost.

Loans

Fair values were estimated for portfolios of performing and nonperforming loans with similar financial characteristics. For certain analogous categories of loans, such as residential mortgages, home equity loans, non-residential mortgages, and consumer loans, fair value was estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other performing loan types was estimated by discounting the future cash flows using market discount rates that reflect the credit, collateral, and interest rate risk inherent in the loan.

Deposit Liabilities

The fair value of demand deposits savings deposits and money market accounts were the amounts payable on demand at June 30, 1996 and 1995. The fair value of certificates of deposit is estimated based on the discounted value of contractual cash flows using rates derived from the U.S. Treasury yield curve, adjusted for certificate redemption features.

Short-Term Borrowings

For short-term borrowings, the carrying amount was considered to be a reasonable estimate of fair value.
Long-Term Borrowings

The fair value for long-term borrowings was based upon the discounted value of the cash flows. The discount rates utilized were based on rates currently available with similar terms and maturities.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
The estimated fair values of the Bank's financial instruments required to be disclosed under SFAS No. 107 are as follows (in thousands):

                                                                                       1996                            1995
                                                                              ----------------------           --------------------
                                                                              Book             Fair            Book            Fair
                                                                              value            value           value           value
                                                                              -----            -----           -----           -----
Financial assets:
  Cash and cash equivalents .......................................         $  7,829           7,829           7,173           7,173
  Interest-bearing due from banks .................................            5,470           5,470           8,201           8,201
  Interest-bearing deposits .......................................            3,000           3,000           2,102           2,102
  Investment securities ...........................................            9,347           9,399          12,794          12,964
  Investment securities available-for-sale ........................           35,637          35,637          49,577          49,577
  Stock in Federal Home Loan Bank of Seattle ......................            7,471           7,471           6,750           6,750
  Mortgage-backed securities ......................................           60,038          59,278          78,925          79,303
  Mortgage-backed securities available-for-sale ...................           44,909          44,909          64,900          64,900
  Loans ...........................................................          364,226         373,150         310,161         321,724
  Loans available-for-sale ........................................            3,967           3,967           2,960           2,960
Financial liabilities:
  Deposits ........................................................          350,212         351,461         344,155         344,456
  Borrowed funds ..................................................          125,838         126,127         134,704         136,124
Off-balance-sheet items:
  Interest rate cap agreements ....................................              430             138             752             258
                                                                                 ===             ===             ===             ===

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
Limitations

The foregoing fair value estimates are made at a specific point in time, based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell, at one time, the Bank's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Bank's financial instruments, fair value estimates were necessarily based on judgements with respect to future expected loss experience, current economic conditions, risk assessments of various financial instruments involving a myriad of individual borrowers, and other factors. Given the innately subjective nature of these estimates, the uncertainties surrounding them and the matters of significant judgment that must be applied, these fair value estimations cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

Since these fair value approximations were made solely for on- and off-balance sheet financial instruments, no attempt was made to estimate the value of anticipated future business and the value of nonfinancial statement assets and liabilities. Other important elements which are not deemed to be financial assets or liabilities include the value of the Bank's retail branch delivery system, its existing core deposit base, premises and equipment, and goodwill. Further, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

(19)     MORTGAGE BANKING ACTIVITIES

A detailed breakout of mortgage banking revenues for each of the years in the three-year period ended June 30, 1996 is presented below (in thousands):

                                               1996        1995        1994
                                               ----        ----        ----
Origination fees ..........................  $  348         414         505
Servicing fees ............................     626         625         624
Net gains on sales of loans ...............     187         170         587
                                                ---         ---         ---
Total mortgage banking revenues ...........  $1,161       1,209       1,716
                                             ======       =====       =====

Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid balances of these loans were approximately $183,267,000, $190,443,000 and $178,681,000 at June 30, 1996, 1995
and 1994, respectively.

Purchased mortgage servicing rights were approximately $132,000 and $137,000 at June 30, 1996 and 1995, respectively, and are recorded in other assets.
Amortization of the purchased mortgage servicing rights was approximately $54,000, $55,000 and $58,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(20)     WESTERFED INFORMATION

The  summarized   condensed   financial   information  for  WesterFed  Financial
Corporation as of and for the years ending June 30, 1996 and 1995 are presented below (in thousands):

Condensed Balance Sheet                                       1996         1995
                                                              ----         ----
Assets:
  Cash and cash equivalents .............................   $     14         12
  Interest-bearing and due from banks deposits ..........        774      3,780
  Investment securities available-for-sale ..............     12,853      7,667
  Mortgage-backed securities available-for-sale .........      3,084      4,383
  Other assets ..........................................        128        162
  Investment in subsidiaries ............................     62,300     59,407
                                                            --------    -------

           Total assets .................................   $ 79,153     75,411
                                                            ========    =======

Liabilities and Stockholders' Equity:
  Other liabilities .....................................   $    546        265
  Stockholders' Equity:
      Common stock ......................................         46         46
      Additional paid-in capital ........................     45,451     45,232
      Common stock acquired by ESOP/RRP .................     (3,558)    (4,271)
      Treasury stock at cost ............................     (3,079)    (3,066)
      Net unrealized gain on securities available-
        for-sale ........................................       (226)       295
      Retained earnings .................................     39,973     36,910
                                                            --------    -------
           Total stockholders' equity ...................     78,607     75,146
                                                            --------    -------
           Total liabilities and stockholders' equity ...   $ 79,153     75,411
                                                            ========    =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------

During the year ended June 30, 1996, dividends of approximately $1,199,000 were paid by the bank subsidiary to WesterFed.

Condensed Statement of Income                                  1996        1995
                                                               ----        ----

Interest income ..........................................   $    898       831
Non-interest expense .....................................       (348)     (129)
                                                             --------    ------
   Income before equity in earnings
     of subsidiaries .....................................        550       702
Equity in earnings of subsidiaries .......................      4,176     3,696
                                                             --------    ------
   Income before income taxes ............................      4,726     4,398
Income taxes .............................................       (167)     (270)
                                                             --------    ------

      Net income .........................................   $  4,559     4,128
                                                             ========    ======
Condensed Statement of Cash Flows

Operating Activities:
   Net income ............................................   $  4,559     4,128
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Equity in undistributed earnings of
         subsidiaries ....................................     (2,977)   (2,697)
       Amortization of premiums on investments
         and mortgage-backed securities available-for-sale       (225)      128
       ESOP shares available for allocation ..............        446       396
       Increase in other assets and liabilities, net .....       (250)      (40)
                                                             --------    ------
      Net cash provided by operating activities ..........      1,553     1,915
                                                             --------    ------
Investing Activities:
   Net change in interest-bearing deposits ...............      3,006    (2,280)
   Purchase of investment and mortgage-
     backed securities ...................................    (21,782)   (2,499)
   Principal payments on mortgage-backed securities ......      1,334       585
   Proceeds from maturities of investment securities .....     16,846     2,500
                                                             --------    ------
      Net cash used by investing activities ..............       (596)   (1,694)
                                                             --------    ------
Financing Activities:
   Dividends paid to stockholders ........................       (955)     (970)
   Payments to acquire treasury stock ....................       --      (3,057)
                                                             --------    ------
     Net cash used by financing activities ...............       (955)   (4,027)
                                                             --------    ------

Increase (decrease) in cash and cash equivalents .........          2    (3,806)
Cash and cash equivalents at beginning of year ...........         12     3,818
                                                             --------    ------
     Ending cash and cash equivalents ....................   $     14        12
                                                             ========    ======

WesterFed Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements - Concluded
--------------------------------------------------------------------------------
Non-Cash Investing and Financing Activities

Treasury stock of approximately $13,000 and $8,000 was recorded due to forfeitures of unearned RRP shares for the years ended June 30, 1996 and 1995, respectively. During 1995, WesterFed issued stock under the RRP and recorded deferred compensation of approximately $29,000.

At June 30, 1996 and 1995, WesterFed recognized WFSB's change in unrealized gain
(loss) on securities available-for-sale, net of taxes, of $(559,000) and $531,000.

Amortization of the RRP deferred compensation of approximately $473,000 recorded at WFSB was recognized by WesterFed through the investment in subsidiaries account at June 30, 1996 and 1995.

At June 30, 1996, the fair value of securities available-for-sale approximated their recorded cost. At June 30, 1995, recorded an unrealized loss on securities available-for-sale of approximately $36,000 net of deferred income taxes of $24,000.

On June 28, 1996, WesterFed declared a dividend of approximately $541,000 which is recorded in other liabilities at June 30, 1996.

On June 27, 1995, WesterFed declared a dividend of approximately $287,000 which is recorded in other liabilities at June 30, 1995.

(21)     CONDENSED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
         (in thousands except per share data)


                                                                                                   1996
                                                                   -----------------------------------------------------------------
                                                                   Fourth              Third              Second             First
                                                                   Quarter            Quarter             Quarter           Quarter
                                                                   -------            -------             -------           -------
Interest income .......................................           $ 10,685             10,773             10,680             10,406
Interest expense ......................................              6,048              6,269              6,262              6,158
                                                                  --------            -------            -------            -------
    Net interest income ...............................              4,637              4,504              4,418              4,248
Provision for loan losses .............................               --                 --                 --                 --
Other income ..........................................                903                919                832              1,228
Other expense .........................................             (3,846)            (3,602)            (3,388)            (3,738)
                                                                  --------            -------            -------            -------
    Income before income tax expense ..................              1,694              1,821              1,862              1,738
Income tax expense ....................................               (466)              (703)              (717)              (670)
                                                                  --------            -------            -------            -------
    Net income ........................................           $  1,228              1,118              1,145              1,068
                                                                  ========              =====              =====              =====
    Earnings per share ................................           $    .29                .26                .27                .25
                                                                  ========              =====              =====              =====

                                                                                                   1995
                                                                   -----------------------------------------------------------------
                                                                   Fourth               Third              Second            First
                                                                   Quarter             Quarter             Quarter          Quarter
                                                                   -------             -------             -------          -------
Interest income ..........................................        $ 10,010               9,509              9,276             8,988
Interest expense .........................................           5,832               5,379              5,010             4,763
                                                                  --------              ------             ------            ------
    Net interest income ..................................           4,178               4,130              4,266             4,225
Provision for loan losses ................................              --                  --                 --                --
Other income .............................................             834                 780                800               793
Other expense ............................................          (3,392)             (3,420)            (3,386)           (3,207)
                                                                  --------              ------             ------            ------
    Income before income tax expense .....................           1,620               1,490              1,680             1,811
Income tax expense .......................................            (615)               (546)              (625)             (687)
                                                                  --------              ------             ------            ------
    Net income ...........................................        $  1,005                 944              1,055             1,124
                                                                  ========              ======             ======            ======
    Earnings per share ...................................        $    .24                 .22                .24               .25
                                                                  ========              ======             ======            ======

WesterFed Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements - Concluded
--------------------------------------------------------------------------------

(22)     SUBSEQUENT EVENT

On September 24, 1996, WesterFed Financial Corporation signed an agreement to purchase all of the outstanding common stock of Security Bancorp. Security Bancorp has sixteen offices located throughout Montana. The total purchase price is approximately $44.0 million, subject to certain adjustments. Completion of the acquisition is subject to various regulatory approvals and other conditions which must be satisfied by each of the parties to the agreement.


WesterFed Financial Corporation intends to fund the acquisition through a combination of cash of approximately $24.3 million and the issuance of common stock of approximately $19.7 million. Subject to satisfaction of the various conditions, closing of the acquisition is scheduled to occur on or before March 31, 1997. With the acquisition, consolidated assets of WesterFed Financial Corporation would total approximately $954.0 million compared to consolidated assets of approximately $563.9 million at June 30, 1996.

FINANCIAL STATEMENTS

Consolidated Balance Sheets - September 30, 1996 (Unaudited) and June 30, 1996

(Dollars in thousands, except share and per share data)


                                                                              (Unaudited)

                                ASSETS
                                                                               September 30,                   June 30,
                                                                                    1996                         1996
                                                                             -----------------            -----------------
Cash and due from banks                                                      $           6,256            $           7,829
Interest-bearing due from banks                                                          6,030                        5,470
                                                                             -----------------            -----------------
   Cash and cash equivalents                                                            12,286                       13,299

Interest-bearing deposits                                                                5,103                        3,000
Investment securities available-for-sale                                                40,223                       35,637
Investment securities, at amortized cost (estimated market value of
     $6,897 at September 30, 1996 and $9,399 at June 30, 1996)                           6,851                        9,347
Stock in Federal Home Loan Bank of Seattle, at cost                                      7,622                        7,471
Mortgage-backed securities available-for-sale                                           42,386                       44,909
Mortgage-backed securities, at amortized cost (estimated market
    value of $57,913 at September 30, 1996 and $59,278 at June 30, 1996)                58,023                       60,038
Loans available-for-sale                                                                 4,768                        3,967
Loans receivable, net                                                                  366,460                      364,226
Accrued interest receivable                                                              3,733                        3,695
Premises and equipment, net                                                             13,995                       13,758
Cash surrender value of life insurance policies                                          3,220                        3,183
Other assets                                                                             1,439                        1,401
                                                                             -----------------            -----------------
     Total assets                                                            $         566,109            $         563,931
                                                                             =================            =================
                 LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits                                                                  $         342,986           $          350,212
   Borrowed funds                                                                      130,351                      125,838
   Advances from borrowers for taxes and insurance                                       6,217                        3,255
   Income taxes                                                                          1,899                        1,961
   Accrued interest payable                                                              1,195                        1,219
   Accrued expenses and other liabilities                                                5,172                        2,839
                                                                             -----------------            -----------------
       Total liabilities                                                               487,820                      485,324

Stockholders' Equity:
   Preferred stock, $.01 par value, 5,000,000 shares authorized;
     none outstanding                                                                      ---                          ---
   Common stock, $.01 par value, 10,000,000 shares authorized;
     4,395,108 shares outstanding at September 30, 1996 and
     4,395,204  outstanding at June 30, 1996                                                46                           46
   Additional paid-in capital                                                           45,499                       45,451
   Common stock acquired by ESOP/RRP                                                   (3,382)                      (3,558)
   Treasury stock, at cost                                                             (3,080)                      (3,079)
   Net unrealized (loss) on securities available-for-sale                                (196)                        (226)
   Retained earnings, substantially restricted                                          39,402                       39,973
                                                                             -----------------            -----------------
       Total stockholders' equity                                                       78,289                       78,607
                                                                             -----------------            -----------------
             Total liabilities and stockholders' equity                      $         566,109            $         563,931
                                                                             =================            =================
       Book value per share                                                  $           17.81            $           17.88
                                                                             =================            =================



See accompanying notes to consolidated financial statements.

Consolidated Statements of Income - Three Month Period Ended September 30, 1996 and September 30, 1995 (Unaudited).

(Dollars in thousands, except share and per share data)

                                                                                           (Unaudited)
                                                                                       Three Months Ended
                                                                                          September 30,
                                                                                1996                    1995
                                                                        -------------------       ------------------
Interest income:
  Loans receivable                                                      $            7,710        $            6,624
  Mortgage-backed securities available-for-sale                                        729                     1,015
  Mortgage-backed securities                                                         1,037                     1,368
  Investment securities available-for-sale                                             690                       858
  Investment securities                                                                153                       232
  Interest-bearing deposits                                                            228                       265
  Other                                                                                 46                        44
                                                                        ------------------       -------------------
      Total interest income                                                         10,593                    10,406
Interest expense:
  NOW and money market demand                                                          382                       446
  Savings                                                                              474                       494
  Certificates of deposit                                                            3,009                     3,061
  Advances from FHLB - Seattle and other borrowed funds                              2,085                     2,157
                                                                        ------------------       -------------------
      Total interest expense                                                         5,950                     6,158
      Net interest income                                                            4,643                     4,248
Provisions for loan losses                                                              15                       ---
                                                                        ------------------       -------------------
      Net interest income after provision for loan losses                            4,628                     4,248
                                                                        ------------------       -------------------
Non-interest income
  Loan origination fees on loans sold                                                  125                       133
  Service fees                                                                         566                       509
  Net gain on sale of loans and securities available-for-sale                          109                       411
  Other                                                                                 35                        36
                                                                        ------------------       -------------------
      Total non-interest income                                                        835                     1,089
                                                                        ------------------       -------------------
Non-interest expenses:
  Compensation and employee benefits                                                 1,887                     1,884
  Net occupancy expense of premises                                                    223                       213
  Equipment and furnishings expense                                                    192                       138
  Data processing expenses                                                             165                       150
  Federal insurance premium                                                            211                       201
  SAIF special assessment                                                            2,297                       ---
  Marketing and advertising                                                             36                       145
  Net expense (income) from operation of real estate owned                             ---                       ---
  Other                                                                                720                       868
                                                                        ------------------       -------------------
      Total non-interest expense                                                     5,731                     3,599

      (Loss) income before income taxes                                              (268)                     1,738

Income taxes                                                                            89                     (670)
                                                                        ------------------       ------------------
  Net (loss) income (1)                                                 $            (179)       $             1,068
                                                                        =================        ===================
Net (loss) income per share                                             $           (0.04)       $              0.25
                                                                        =================        ===================
Dividends per share                                                     $          0 .095        $             0.075
                                                                        ==================       ===================
Weighted average common shares outstanding for earnings per share               4,260,452                  4,254,029
                                                                        ==================       ===================


(1) September, 1996 includes approximately $1.4 million SAIF special assessment net of tax at 38%

See accompanying notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity for the Three Month Period Ended September 30, 1996 (Unaudited).

(Dollars in thousands, except share and per share data)


                                                                                                               Net
                                                                                                           Unrealized
                                                                                                             Loss on
                                                    Additional                                              Securities
                                   Common            Paid-In        ESOP/       Treasury      Retained      Available
                                    Stock            Capital         RRP         Stock        Earnings       for Sale       Total

Balance at June 30, 1996        $           46         45,451      (3,558)       (3,079)        39,973          (226)       78,607

Net loss                                   --              --           --            --         (179)             --        (179)

Change in net unrealized
  loss on securities
  available-for-sale                       --              --           --            --            --             30           30

Principal payment made by
  ESOP                                     --              48           57            --            --             --          105

Amortization of award of
RRP stock                                  --              --          118            --            --             --          118

Shares forfeited by RRP
  participants (556 shares)                --              --            1           (1)            --             --           --

Cash dividends declared
   ($0.095 per share)                      --              --           --            --         (392)             --        (392)
----------------------------------------------------------------------------------------------------------------------------------
Balance at
    September  30, 1996         $          46          45,499      (3,382)       (3,080)        39,402          (196)       78,289
==================================================================================================================================



See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows for the Three Month Period Ended September 30, 1996 and September 30, 1995 (Unaudited)

(Dollars in thousands, except share and per share data)

                                                                                    (Unaudited)
                                                                                Three Months Ended
                                                                                  September 30,
                                                                             1996                      1995
                                                                      ----------------          -----------------

  Net cash provided by operating activities                           $           4,652         $           6,332
                                                                      =================         =================

Cash flows from investing activities:
  Net change in interest-bearing deposits                                        (2,103)                      985
  Purchases of mortgage-backed securities                                          (983)                     (990)
  Proceeds from sales of mortgage-backed securities                                 ---                     3,187
  Principal payments on mortgage-backed securities                                5,560                     6,405
  Purchases of investment securities                                            (21,706)                   (4,913)
  Proceeds from maturities of investment securities                              19,659                     6,162
  Principal payments on investment securities                                        80                       ---
  Net change in loans receivable                                                 (2,116)                  (15,699)
  Purchases of premises and equipment                                              (439)                     (450)
                                                                      -----------------         -----------------

      Net cash used by investing activities                                      (2,048)                   (5,313)
                                                                      -----------------         -----------------

Cash flows from financing activities:
  Net change in deposits excluding interest credited                            (11,073)                     1,658
  Proceeds from borrowings                                                        7,000                        600
  Payments on borrowings                                                         (2,506)                    (4,853)
  Net change in advances from borrowers for taxes and insurance                   2,962                      2,829
                                                                      -----------------         ------------------
      Net cash provided (used) by financing activities                           (3,617)                       234
                                                                      ----------------          ------------------

Net increase (decrease) in cash and cash equivalents                             (1,013)                     1,253

Cash and cash equivalents at beginning of period                                 13,299                     15,374
                                                                      -----------------         ------------------

Cash and cash equivalents at end of period                            $          12,286         $           16,627
                                                                      =================         ==================

Supplemental disclosure of cash flow information:
Payments during the period for:
      Interest                                                        $          2 ,167         $           2,189
      Income taxes, net                                                              11                       ---




See accompanying notes to consolidated financial statements.

                WESTERFED FINANCIAL CORPORATION AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                                   (Unaudited)



1.       BASIS OF PRESENTATION
              The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operations. All such adjustments are of a normal recurring nature. Operating results for the three months ended September 30, 1996 are not necessarily indicative of the results anticipated for the year ending June 30, 1997. For additional information, refer to the consolidated financial statements and footnotes thereto included in WesterFed Financial Corporation's (the "Company") annual report for the year ended June 30, 1996.

2.       CASH EQUIVALENTS
              For purposes of the Consolidated Statements of Cash Flows, the Company considers all cash, daily interest demand deposits, non-interest bearing deposits with banks, and interest bearing deposits having original maturities of three months or less to be cash equivalents.

3.       COMPUTATION OF NET INCOME PER SHARE
              Net income per common share is based on the weighted average number of shares outstanding during the period applying the treasury stock method to common stock equivalents. The weighted average number of common and common stock equivalents for the three month period ended September 30, 1996 were 4,260,452. Stock options have been granted, under the Company's stock option and incentive plan, to purchase 419,707 shares. In addition 189,856 shares of restricted stock have been issued in accordance with the recognition and retention plan established by the Company. These stock options and restricted stock awards are reflected in the income per share computations in the accompanying financial statements. In addition, there have been 354,933 shares of common stock issued to the Employee Stock Ownership Plan
         (ESOP) trust for the benefit of the employees of the Company and its subsidiaries. ESOP shares that have been committed to be released are considered outstanding and ESOP shares that have not been committed to be released are not considered outstanding. At September 30, 1996, 94,288 ESOP shares were committed to be released and were considered in the earnings per share computations.

4.       DIVIDENDS DECLARED
              On September 24, 1996 the Board of Directors of the Company declared a quarterly cash dividend of $0.095 per share, payable on November 22, 1996 to stockholders of record on November 8, 1996.

5. A comparison of the amortized cost and estimated fair value of investment and mortgage-backed securities at the dates indicated is as follows:


                                                                          HELD-TO-MATURITY
                                                                       (Dollars in Thousands)

                                                    (Unaudited)
                                                 September 30, 1996                                   June 30, 1996
                                 -----------------------------------------------    ------------------------------------------------
                                               Gross        Gross      Estimated                   Gross        Gross     Estimated
                                 Amortized   Unrealized   Unrealized      Fair       Amortized   Unrealized   Unrealized     Fair
                                    Cost       Gains        Losses       Value         Cost        Gains        Losses      Value
                                 ---------   ----------   ----------   ---------     ---------   ----------   ----------  ----------
Federal Agency obligations        $ 3,005          3          (1)        3,007         $ 4,010           2          (7)       4,005
Corporate obligations               3,843          8          ---        3,851           5,333          22          ---       5,355
Other investments                       3         36          ---           39               4          35          ---          39
                                 --------       ----       ------       ------        --------        ----       ------      ------
  Total investment securities       6,851         47          (1)        6,897           9,347          59          (7)       9,399
Mortgage-backed securities         58,023        328        (438)       57,913          60,038         212        (972)      59,278
                                 --------       ----       ------       ------        --------        ----       ------      ------
                                  $64,874        375        (439)       64,810         $69,385         271        (979)      68,677
                                  =======        ===         ===        ======        ========         ===         ===       ======


                                                                          AVAILABLE-FOR-SALE
                                                                        (Dollars in Thousands)

                                                    (Unaudited)
                                                 September 30, 1996                                   June 30, 1996
                                 -----------------------------------------------    ------------------------------------------------
                                               Gross        Gross      Estimated                   Gross        Gross     Estimated
                                 Amortized   Unrealized   Unrealized      Fair       Amortized   Unrealized   Unrealized     Fair
                                    Cost       Gains        Losses       Value         Cost        Gains        Losses      Value
                                 ---------   ----------   ----------   ---------     ---------   ----------   ----------  ----------
Federal Agency obligations        $37,962         80        (312)       37,730         $32,841          21        (232)      32,630
Corporate obligations               2,492          9          (8)        2,493           3,000         ---         (20)       2,980
Other investments                     ---        ---          ---          ---              28         ---          (1)          27
                                 --------       ----       ------       ------        --------        ----       ------      ------
  Total investment securities      40,454         89        (320)       40,223          35,869          21        (253)      35,637
Mortgage-backed securities         42,455        163        (232)       42,386          45,035         154        (280)      44,909
                                 --------       ----       ------       ------        --------        ----       ------      ------
                                  $82,909        252        (552)       82,609         $80,904         175        (533)      80,546
                                 ========       ====       =====        ======        ========        ====       =====       ======

                                SECURITY BANCORP

                          INDEX TO FINANCIAL STATEMENTS

                                                                     Page Number
                                                                     -----------
CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS'
REPORT FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

Independent Auditors' Report of KPMG Peat Marwick, LLP (August 16,
1996, except for Note 20 which is as of September 24, 1996)..........   SB-1

Consolidated Balance Sheets for the Years Ended June 30, 1996
and 1995.............................................................   SB-2

Consolidated Statements of Income for the Years Ended June 30, 1996,
1995 and 1994........................................................   SB-3

Consolidated Statements of Stockholders' Equity for the Years Ended
June 30, 1994, 1995 and 1996.........................................   SB-4

Consolidated Statements of Cash Flows for the Years Ended June 30,
1996, 1995 and 1994..................................................   SB-5

Notes to Consolidated Financial Statements for the Years Ended
June 30, 1996, 1995 and 1994.........................................   SB-6


CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 1996 AND FOR THE
THREE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

Consolidated Balance Sheets at June 30, 1996 and for the Three
Months Ended September 30, 1996 (unaudited)..........................   SB-30

Consolidated Statements of Income for the Three Months Ended
September 30, 1996 and 1995 (unaudited)..............................   SB-31

Consolidated Statements of Stockholders' Equity for the Three Months
Ended September 30, 1996.............................................   SB-32

Consolidated Statements of Cash Flows for the Three Months Ended
September 30, 1996 and 1995 (unaudited)..............................   SB-33

Notes to Consolidated Financial Statements for the Three Months
Ended September 30, 1996 and 1995....................................   SB-35

                          Independent Auditors' Report
                          ----------------------------

The Board of Directors and Stockholders
Security Bancorp:

We have audited the accompanying consolidated balance sheets of Security Bancorp and subsidiary as of June 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security Bancorp and subsidiary as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

As discussed in notes to the consolidated financial statements, Security Bancorp changed its method of accounting for investment securities and mortgage-backed securities effective July 1, 1994 to adopt the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."



                                       /s/ KPMG Peat Marwick LLP


August 16, 1996, except for note 20 which is as of September 24, 1996 and the third paragraph of note 12 which is as of September 30, 1996

                         SECURITY BANCORP AND SUBSIDIARY

                           Consolidated Balance Sheets

                             June 30, 1996 and 1995

                 Assets                                  1996          1995
                 ------                                  ----          ----
Cash and cash equivalents                           $  9,789,678     10,188,922
Investment securities available-for-sale              20,145,344     13,532,426
Mortgage-backed securities available-for-sale         96,551,111      5,291,493
Investment securities held-to-maturity (estimated
  market value of $14,110,880 in 1995)                        --     14,199,742
Mortgage-backed securities held-to-maturity
  (estimated market value of $33,964,081 in 1996
  and $139,376,071 in 1995)                           34,704,507    140,324,319
Loans held for sale                                    2,687,034      3,109,038
Loans receivable, net                                184,903,699    144,070,550
Stock in Federal Home Loan Bank of Seattle, at cost    3,145,600      2,923,600
Accrued interest receivable                            2,584,018      2,346,359
Cash surrender value of life insurance                 2,663,427      2,552,466
Real estate held for investment                          288,908        297,663
Premises and equipment, net                            9,504,502      8,160,469
Goodwill, net of amortization                          4,377,500      4,717,500
Other assets                                             893,744        880,594
                                                    ------------    -----------
                                                    $372,239,072    352,595,141
                                                    ============    ===========
   Liabilities and Stockholders' Equity
   ------------------------------------

Liabilities:
  Deposits                                          $289,219,498    290,933,644
  Securities sold under repurchase agreements          7,964,766      6,546,793
  Advances from Federal Home Loan Bank                36,791,667     19,541,667
  Advances from borrowers for taxes and insurance        880,697        898,179
  Income taxes payable                                    37,728         63,732
  Deferred income taxes                                  112,083        567,800
  Accrued interest payable                             2,075,161      1,190,876
  Accrued expenses and other liabilities               4,453,808      1,968,334
                                                    ------------    -----------
    Total liabilities                                341,535,408    321,711,025
                                                    ------------    -----------
Stockholders' equity:
  Preferred stock, $1 par value (5,000,000 shares
    authorized; none outstanding)                             --             --
  Common stock, $1 par value (10,000,000 shares
    authorized; issued and outstanding 1,462,182
    shares in 1996 and 1,479,182 shares in 1995)       1,462,182      1,479,182
  Additional paid-in capital                           8,765,053      9,191,130
  Retained earnings, substantially restricted         22,065,712     20,503,364
  Net unrealized loss on securities
    available-for-sale                                (1,589,283)      (289,560)
                                                    ------------    -----------
    Total stockholders' equity                        30,703,664     30,884,116
                                                    ------------    -----------
Commitments and contingencies                       $372,239,072    352,595,141
                                                    ============    ===========

See accompanying notes to consolidated financial statements.

                         SECURITY BANCORP AND SUBSIDIARY

                        Consolidated Statements of Income

                         Three years ended June 30, 1996

                                              1996         1995         1994
                                              ----         ----         ----
Interest income:
  Loans receivable                        $14,114,575   11,434,596    7,264,014
  Investment securities                     1,590,332    1,955,548    1,390,625
  Mortgage-backed securities                9,219,551   10,609,552    8,801,085
  Other                                       417,453      284,072      336,374
                                          -----------   ----------   ----------
    Total interest income                  25,341,911   24,283,768   17,792,098
                                          -----------   ----------   ----------
Interest expense:
  Deposits                                 13,176,342   11,218,551    8,497,590
  Securities sold under repurchase
    agreements                                514,646      278,280       23,534
  Advances from Federal Home Loan Bank      1,220,789    1,454,440      847,856
                                          -----------   ----------   ----------
    Total interest expense                 14,911,777   12,951,271    9,368,980
                                          -----------   ----------   ----------
    Net interest income                    10,430,134   11,332,497    8,423,118
Provision for loan losses                     120,000       30,000       80,000
                                          -----------   ----------   ----------
    Net interest income after
      provision for loan losses            10,310,314   11,302,497    8,343,118
                                          -----------   ----------   ----------
Non-interest income:
  Fees for customer services                1,875,761    1,008,549      414,993
  Securities brokerage services               102,522       80,700      149,071
  Gain (loss) on sale of investment
    securities                               (324,943)          --       67,265
  Provision for permanent impairment
    of investment securities                       --      (90,000)    (245,000)
  Gain on sale of mortgage-backed
    securities                                525,484      122,254      183,466
  Gain on sale of loans held for sale         774,388      344,523      890,560
  Gain on sale of real estate held for
    investment                                     --       80,901           --
  Gain on sale of other real estate
    owned, net                                     --           --       75,664
  Other operating income                    1,061,157      681,002      722,322
                                          -----------   ----------   ----------
    Total non-interest income               4,014,369    2,227,929    2,258,341
                                          -----------   ----------   ----------
Non-interest expense:
  Compensation and benefits                 4,831,731    4,118,542    2,854,699
  Advertising                                 210,971      230,108      127,318
  Occupancy and equipment                   1,344,921    1,120,728      811,490
  FDIC deposit insurance premiums             475,188      623,281      490,592
  Data processing services                    749,321      780,432      266,480
  Other                                     2,746,067    2,351,403    1,333,738
                                          -----------   ----------   ----------
    Total non-interest expense             10,358,199    9,224,494    5,884,317
                                          -----------   ----------   ----------
    Income before income taxes              3,966,304    4,305,932    4,717,142

Income taxes                               (1,422,000)  (1,557,900)  (1,961,652)
                                          -----------   ----------   ----------
    Net income                            $ 2,544,304    2,748,032    2,755,490
                                          ===========   ==========   ==========
Net income per share                      $      1.68         1.80         1.82
                                          ===========   ==========   ==========
Average common and common equivalent
  shares                                    1,515,947    1,525,541    1,518,451
                                          ===========   ==========   ==========

See accompanying notes to consolidated financial statements.

                         SECURITY BANCORP AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity

                         Three years ended June 30, 1996


                                                                                                  Total
                                                   Additional                   Unrealized        stock-
                                      Common        paid-in       Retained     holding gains     holders'
                                      stock         capital       earnings     (losses), net      equity
                                      -----         -------       --------     -------------      ------
Balances at June 30, 1993           $1,468,782     9,079,432     16,709,813       (292,023)     26,966,004
Net income                                  --            --      2,755,490             --       2,755,490
Dividends paid ($.5525 per share)           --            --       (813,729)            --        (813,729)
Change in unrealized loss on
  certain marketable equity
  securities                                --            --             --      (714,804)        (714,804)
Exercise of stock options                6,100        74,949             --             --          81,049
                                    ----------     ---------     ----------     ----------      ----------
Balances at June 30, 1994            1,474,882     9,154,381     18,651,574     (1,006,827)     28,274,010
Effect of change in accounting
  for investments and
  mortgage-backed securities
  at July 1, 1994                           --            --             --        613,107         613,107
Net income                                  --            --      2,748,032             --       2,748,032
Dividends paid ($.6075 per share)           --            --       (896,242)            --        (896,242)
Change in net unrealized loss on
  securities available-for-sale             --            --             --        104,160         104,160
Exercise of stock options                4,300        36,749             --             --          41,049
                                    ----------     ---------     ----------     ----------      ----------
Balances at June 30, 1995            1,479,182     9,191,130     20,503,364       (289,560)     30,884,116
Net income                                  --            --      2,544,304             --       2,544,304
Dividends paid ($.6675 per share)           --            --       (981,956)            --        (981,956)
Change in net unrealized loss on
  securities available-for-sale             --            --             --     (1,299,723)     (1,299,723)
Exercise of stock options               13,000       158,923             --             --         171,923
Purchase and retirement of
  common stock                         (30,000)     (585,000)            --             --        (615,000)
                                    ----------     ---------     ----------     ----------      ----------
Balances at June 30, 1996           $1,462,182     8,765,053     22,065,712     (1,589,283)     30,703,664
                                    ==========     =========     ==========     ==========      ==========

See accompanying notes to consolidated financial statements.

                         SECURITY BANCORP AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                         Three years ended June 30, 1996

                                                                                 1996             1995            1994
                                                                                 ----             ----            ----
Net cash provided by operating activities (note 15)                          $  7,184,039       1,769,645        2,872,883
                                                                             ------------     -----------     ------------
Cash flows from investing activities:
  Purchases of investment securities available-for-sale                       (20,003,125)     (1,276,000)              --
  Proceeds from matured or called investment securities
    available-for-sale                                                          8,781,943          33,365               --
  Proceeds from sales of investment securities available-for-sale               8,472,467              --          274,265
  Purchases of mortgage-backed securities available-for-sale                  (40,309,672)     (1,829,100)              --
  Proceeds from sales of mortgage-backed securities available-for-sale         32,879,912      20,077,823       16,182,500
  Principal payments from mortgage-backed securities available-for-sale         9,157,783       2,837,811               --
  Purchases of investment securities held-to-maturity                                  --      (5,204,191)      (9,003,606)
  Proceeds from maturities of investment securities held-to-maturity           10,000,000       3,000,000        5,105,514
  Purchases of mortgage-backed securities held-to-maturity                             --              --     (103,521,584)
  Principal payments from mortgage-backed securities held-to-maturity           9,489,392      13,971,306       60,122,953
  Proceeds from matured or called mortgage-backed securities
    held-to-maturity                                                            1,290,341              --               --
  Origination of loans receivable                                            (119,895,053)    (44,056,000)     (39,740,719)
  Repayment of principal on loans receivable                                   79,013,194      14,882,216       28,518,117
  Purchases of life insurance policies                                                 --              --         (105,000)
  Proceeds from sales of other real estate owned                                       --              --          136,817
  Decrease in real estate held for investment                                       8,755          46,400           47,194
  Additions to premises and equipment                                          (1,980,532)     (1,495,347)      (1,269,288)
  Acquisition of branch assets                                                         --              --       55,110,104
                                                                             ------------     -----------     ------------
    Net cash provided by (used in) investing activities                       (23,094,595)        988,283       11,857,267
                                                                             ------------     -----------     ------------
Cash flows from financing activities:
  Net decrease in deposits and securities sold under repurchase agreements       (296,173)     (2,782,716)      (1,318,633)
  Net change in advances from Federal Home Loan Bank                           17,250,000       4,750,000      (11,750,000)
  Net increase in advances from borrowers for taxes and insurance                 (17,482)         86,922           20,461
  Cash dividends paid on common stock                                            (981,956)       (896,242)        (813,729)
  Exercise of stock options                                                       171,923          41,049           81,049
  Purchase and retirement of common stock                                        (615,000)             --               --
                                                                             ------------     -----------     ------------
    Net cash provided by (used in) financing activities                        15,511,312       1,199,013      (13,780,852)
                                                                             ------------     -----------     ------------
    Net increase (decrease) in cash and cash equivalents                         (399,244)      3,956,941          949,298

Cash and cash equivalents at beginning of year                                 10,188,922       6,231,981        5,282,683
                                                                             ------------     -----------     ------------
Cash and cash equivalents at end of year                                     $  9,789,678      10,188,922        6,231,981
                                                                             ============     ===========     ============
Cash paid for:
  Interest                                                                   $ 14,027,000      12,652,000        9,295,000
  Income taxes, net                                                             1,044,000       1,239,000        1,531,000
                                                                             ============     ===========     ============

See accompanying notes to consolidated financial statements.

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                         Three years ended June 30, 1996


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Presentation
     ---------------------

     The accompanying consolidated financial statements include the accounts of Security Bancorp (the "Holding Company") and its wholly owned subsidiary, Security Bank, FSB (the "Bank"). The consolidated financial statements also include S.F.S. Industries, Inc., a wholly-owned subsidiary of the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates.

     A material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for loan losses. Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

     Reorganization
     --------------

     During the year ended June 30, 1994, the Board of Directors of Security Bank, FSB (formerly known as Security Federal Savings Bank) approved a plan of reorganization whereby Security Bank, FSB became a wholly-owned subsidiary of Security Bancorp. The plan was approved by stockholders and regulators and each common share of Security Federal Savings Bank was exchanged for one common share of Security Bancorp. The reorganization was a business combination between entities under common control and the accounting for the transaction is similar to a pooling of interests.

     Cash Equivalents
     ----------------

     The  Bank   considers   all   cash,   daily   interest   demand   deposits,
     non-interest-bearing deposits with banks, and time deposits with banks having original maturities of three months or less to be cash equivalents.

     At June 30, 1996, the Bank was required to have aggregate reserves in the form of cash on hand and deposits with the Federal Reserve Bank of approximately $850,000.

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


     Investment and Mortgage-Backed Securities
     -----------------------------------------

     In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (the "Statement"). The Bank adopted the provisions of the Statement as of July 1, 1994 and, in accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle and there were no cumulative adjustments to income. However, the beginning balance of stockholders' equity was increased by $613,107 (which is net of deferred income taxes of $383,850) at July 1, 1994 to reflect net unrealized gains on securities classified as available-for-sale previously carried at the lower of amortized cost or market. The Bank's accounting policy for investment and mortgage-backed securities is as follows:

          Trading Securities - Trading securities consist of debt and equity securities that are bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses included in net income. The Bank did not hold any trading securities during the year ended June 30, 1996 and 1995.

          Securities Held-to-Maturity - Debt securities for which the Bank has the positive intent and ability to hold are classified as held-to-maturity and are stated at amortized cost. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities.

          Securities Available-for-Sale - Securities not classified as held-to-maturity or trading and marketable equity securities are classified as available-for-sale. Securities available-for-sale include debt and mortgage-backed securities that are held for an indefinite period of time and are not intended to be held to maturity, as well as mutual funds. Investment and mortgage-backed securities available-for-sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other factors related thereto. Available-for-sale securities are stated at fair value with any unrealized gains and losses, net of deferred taxes, reported as a separate component of stockholders' equity.

     The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to anticipated maturity dates. Such amortization and accretion is determined using the interest method and is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary are credited (charged) to net income. The cost of securities sold is based on the specific identification method.

     The Bank has not entered into any swaps, options or futures contracts. Included in the U.S. Agency securities are investments in structured notes which have contractual step-up interest rates, and call features.

     Loans Held for Sale
     -------------------

     Loans identified as held for sale are carried at lower of cost or market value. Lower of cost or market value adjustments, as well as realized gains or losses, are recorded in gain on sale of loans, net.

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



     Loans Receivable
     ----------------

     Loans receivable are stated at unpaid principal balances, less unearned discounts and loan origination fees. Interest on loans is credited to income as earned. Interest receivable is accrued only if deemed collectible. Substantially all of the Bank's loan activity is with customers within the state of Montana.

     Significant loan origination fees and related costs are deferred, and the net fee or cost is recognized in interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Bank's historical prepayment experience. The amortization of deferred loan fees and costs and the accretion of unearned discounts on non-performing loans is discontinued during the periods of non-performance.

     Valuation allowances for estimated losses on loans are charged to expense when losses become probable and can be reasonably estimated. Estimated losses are determined based on management's judgment, giving effect to numerous factors including, but not necessarily limited to, general economic conditions, loan portfolio composition, prior loss experience and independent appraisals.

     Effective July 1, 1995, the Bank adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," (collectively, the Statements). The Statements provide guidance for establishing a reserve for losses on specific loans which are deemed to be impaired and apply only to specific impaired loans. Groups of small balance homogeneous basis loans (generally residential real estate and consumer loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Bank will be unable to collect, in a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the reserve for possible loan losses is increased through a charge to expense for the amount of the impairment. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that the sole source of repayment for the loan is the operation, or liquidation of the underlying collateral. In such cases, the current value of the collateral, reduced by anticipated selling costs will be used instead of discounted cash flows. The Bank's impaired loans are those non- consumer loans currently reported as non-accrual. The Bank recognizes interest income on impaired loans only to the extent that cash payments are received.

     The reserve for loan losses, as determined above, includes the reserve for impaired loans. The Bank's existing policies for evaluating the adequacy of the reserve for loan losses and policies for discontinuing the accrual of interest on loans are used to establish the basis for determining whether a loan is impaired.

     The Bank's adoption of the Statements did not have a material impact on consolidated financial position or results of operations.

     Stock in Federal Home Loan Bank
     -------------------------------

     Federal law  requires a member institution  of the  Federal  Home Loan Bank
     (FHLB) System to hold common stock of its district FHLB according to predetermined formulas.

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



     Cash Surrender Value of Life Insurance
     --------------------------------------

     The Bank has acquired life insurance policies covering certain key employees and it is the beneficiary of such policies. The Bank makes one time lump sum payments as key employees are identified. Earnings on the lump sum payments are expected to exceed future premiums and expenses associated with the policy and thus result in an increase in the cash surrender value of the policy.

     Other Real Estate Owned
     -----------------------

     Other real estate owned, which is included in other assets in the accompanying consolidated balance sheets, represents real estate acquired through foreclosure or in satisfaction of loans and is initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated costs to sell.

     Valuations are periodically performed by management and a charge to expense will occur if the carrying value of the property exceeds its estimated fair value less estimated costs to sell.

     Real Estate Held for Investment
     -------------------------------

     Real estate held for investment represents an office building held for future expansion. Real estate held for investment is recorded at the lower of cost or estimated net realizable value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Provisions for estimated losses on real estate held for investment are charged to expense when, in the opinion of management, the carrying value of the property exceeds its estimated net realizable value.

     Premises and Equipment
     ----------------------

     Office premises and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of 30 to 50 years for buildings and improvements, and 3 to 20 years for furniture and equipment using straight-line and accelerated methods. Improvements and major repairs are capitalized and ordinary maintenance and repairs are expensed as incurred. Gains and losses on disposal are recognized in the year of disposal.

     Intangible Assets
     -----------------

          Goodwill. Goodwill reflects the excess of cost over fair value of net assets which were acquired during 1994. Note 19 more fully describes the purchase transaction. Goodwill is amortized over 15 years which approximates the periods estimated to be benefited from the assets acquired and liabilities assumed.

          Loan Servicing Rights. The cost of loan servicing rights acquired is amortized in proportion to, and over the period of, estimated net servicing revenues. When participating interests in loans sold have an average contractual interest rate, adjusted for normal servicing costs, which differs from the agreed upon yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting excess servicing fees receivable is amortized over the same estimated life using the interest method.

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


          The cost of loan servicing rights acquired, the excess servicing fees receivable, and the amortization thereon is periodically evaluated in relation to estimated future net servicing revenues. The Bank evaluates the carrying value of the servicing portfolio by estimating the future net servicing income of the portfolio based on management's best estimate of remaining loan lives. As of June 30, 1996 and 1995, approximately $290,000 and $329,000, respectively, of capitalized loan servicing rights are included in other assets.

     On March 31, 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." SFAS No. 121 provides that long-lived assets and identifiable intangibles should be reviewed for impairment whenever events or circumstances provide evidence that suggests the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. SFAS No. 121 is effective for financial statements issued with fiscal years beginning after December 15, 1995, although earlier application is encouraged. The Bank intends to adopt the provisions of SFAS No. 121 on July 1, 1996 and management expects adoption will not have a material effect on the financial position or results of operations of the Bank.

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides guidance on accounting for transfers and servicing of financial assets, recognition and measurement of servicing assets and liabilities, financial assets subject to prepayment, secured borrowings and collateral, and extinguishment of liabilities.

     SFAS No. 125 generally requires the Bank recognize as separate assets the rights to service mortgage loans for others, whether the servicing rights are acquired through purchases or loan originations. Servicing rights are initially recorded at fair value based upon the present value of estimated future cash flows. Subsequently, the servicing rights are assessed for impairment, which is recognized in the statement of earnings in the period the impairment occurs. For purposes of performing the impairment evaluation, the related portfolio must be stratified on the basis of certain risk characteristics including loan type and note rate. SFAS No. 125 also specifies that financial assets subject to prepayment, including loans that can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment, be measured like debt securities available-for-sale or trading securities under SFAS No. 115, as amended by SFAS No. 125. The provisions of SFAS No. 125 apply to transactions occurring after December 31, 1996. During the year ended June 30, 1996, the Bank sold loans of approximately $12 million with servicing retained.

     Income Taxes
     ------------

     The Holding Company and its subsidiary have elected to file a consolidated Federal income tax return. State statute prevents filing of a consolidated Montana income tax return and, accordingly, separate returns are filed by the Bank and the Holding Company.

     Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date.

     Net Income Per Share
     --------------------

     Net income per share data is based upon the weighted average number of shares of common stock and common stock equivalent shares outstanding.

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


     Stock Options and Appreciation Rights
     -------------------------------------

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 defines a "fair value based method" of accounting for stock based compensation whereby compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. The FASB encourages all entities to adopt the fair value based method, however, it will allow entities to continue the use of the "intrinsic value based method" prescribed by previous pronouncements for grants to employees. Under the intrinsic value based method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Entities electing to continue use of the accounting treatment of previous pronouncements must make certain pro forma disclosures as if the fair value based method had been applied. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years beginning after December 15, 1995. Pro forma disclosures are required for fiscal years beginning after December 15, 1995 and must include the effects of all awards granted in fiscal years beginning after December 15, 1994. Management has elected to follow the accounting requirements of previous pronouncements.

     Reclassifications
     -----------------

     Certain reclassifications have been made to 1995 and 1994 financial statements to conform with 1996 presentation.

(2)  Investment Securities and Mortgage-Backed Securities Available-for-Sale
     -----------------------------------------------------------------------

     The amortized cost, unrealized gains and losses, and approximate fair values of securities available-for-sale at June 30 are as follows:

                                                      1996
                              --------------------------------------------------
                                              Gross       Gross       Estimated
                               Amortized    unrealized  unrealized      fair
                                 cost         gains       losses        value
                                 ----         -----       ------        -----
Investment securities:
  U.S. Treasury securities    $   499,761       136        (6,335)       493,562
  U.S. Agency securities       15,000,000        --      (234,782)    14,765,218
  Municipal bonds               2,351,000    66,096       (80,475)     2,336,621
  Mutual funds                  2,792,707       842      (243,606)     2,549,943
                              -----------    ------    ----------     ----------
                              $20,643,468    67,074      (565,198)    20,145,344
                              ===========    ======    ==========     ==========

Mortgage-backed securities:
  FNMA certificates           $12,056,183        --      (348,701)    11,707,482
  GNMA certificates            28,571,048    91,843      (124,410)    28,538,481
  FHLMC certificates           56,181,008        --    (1,659,460)    54,521,548
  Private issue                 1,828,948        --       (45,348)     1,783,600
                              -----------    ------    ----------     ----------
                              $98,637,187    91,843    (2,177,919)    96,551,111
                              ===========    ======    ==========     ==========

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


                                                      1995
                              --------------------------------------------------
                                              Gross       Gross       Estimated
                               Amortized    unrealized  unrealized      fair
                                 cost         gains       losses        value
                                 ----         -----       ------        -----
Investment securities:
  Municipal bonds             $ 2,416,000    58,928            --      2,474,928
  Mutual funds (net of
    $335,000 reserve for
    permanent impairment)      11,610,317        --      (552,819)    11,057,498
                              -----------    ------    ----------     ----------
                              $14,026,317    58,928      (552,819)    13,532,426
                              ===========    ======    ==========     ==========

Mortgage-backed securities:
  FNMA certificates           $ 3,439,264    23,131            --      3,462,395
  Private issue                 1,829,098        --            --      1,829,098
                              -----------    ------    ----------     ----------
                              $ 5,268,362    23,131            --      5,291,493
                              ===========    ======    ==========     ==========

     During the fourth quarter of 1995, the Financial Accounting Standards Board allowed a "one-time reclassification" of securities accounted for under SFAS No. 115. The Bank reclassified $4,199,030 of U.S. Treasury and Agency securities and $94,723,974 of mortgage-backed securities from the held-to-maturity classification to the available-for-sale classification. Gross unrealized gains of $375,334 and gross unrealized losses of $153,465 were recorded in stockholders' equity (on a net-of-tax basis).

     Gross losses realized on the sale of investment securities available-for-sale of $659,943 during the year ended June 30, 1996 were offset by a reserve for permanent impairment of $335,000 recorded in prior years. No gains were realized on the sale of investment securities available-for-sale during the year ended June 30, 1996. There were no sales of investment securities available-for-sale during the year ended June 30, 1995.

     Gross gains of $525,484 and $122,254 were realized on the sale of mortgage-backed securities available-for-sale during the years ended June 30, 1996 and 1995, respectively. No losses were realized on the sale of mortgage-backed securities available-for-sale during the years ended June 30, 1996 and 1995.

     A comparison of the cost and estimated fair values of investment securities available-for-sale by contractual maturities at June 30, 1996 is as follows:

                                                                       Estimated
                                                     Amortized           fair
                                                       cost              value
                                                       ----              -----
     Due within one year                            $15,199,989       14,965,343
     Due after one year through five years              444,772          440,221
     Due after five years through ten years             248,000          251,869
     Due after ten years through twenty years         1,958,000        1,937,968
     Mutual funds                                     2,792,707        2,549,943
                                                    -----------       ----------
                                                    $20,643,468       20,145,344
                                                    ===========       ==========

     Expected   maturities  of  mortgage-backed   securities  will  differ  from
     contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



(3)  Investment Securities Held-to-Maturity
     --------------------------------------

     The amortized cost, unrealized gains and losses, and approximate fair values of investment securities held-to-maturity at June 30, 1995 are summarized as follows:

                                              Gross       Gross       Estimated
                               Amortized    unrealized  unrealized      fair
                                 cost         gains       losses        value
                                 ----         -----       ------        -----
  U.S. Treasury securities    $   699,511     1,145        (6,406)       694,250
  U.S. Agency securities       13,497,351        --       (83,601)    13,413,750
  Other                             2,880        --            --          2,880
                              -----------     -----       -------     ----------
                              $14,199,742     1,145       (90,007)    14,110,880
                              ===========     =====       =======     ==========

     There were no sales of investment securities held-to-maturity during the years ended June 30, 1996 and 1995. A gross gain of $67,265 was realized on the sale of an investment security during the year ended June 30, 1994.

(4)  Mortgage-Backed Securities Held-to-Maturity
     -------------------------------------------

     The amortized cost, unrealized gains and losses, and estimated fair values of mortgage-backed securities held-to-maturity at June 30 are summarized as follows:

                                                      1996
                              --------------------------------------------------
                                              Gross       Gross       Estimated
                               Amortized    unrealized  unrealized      fair
                                 cost         gains       losses        value
                                 ----         -----       ------        -----
  GNMA certificates           $     58,589     1,120          (305)       59,504
  FHLMC certificates             2,649,154     1,990       (11,108)    2,640,036
  FNMA certificates                310,667        --        (6,810)      303,858
  Mortgage pass-through
    certificates                31,686,097     6,965      (732,279)   30,960,783
                              ------------   -------    ----------   -----------
                              $ 34,704,507    10,075      (750,502)   33,964,081
                              ============   =======    ==========   ===========

                                                      1995
                              --------------------------------------------------
                                              Gross       Gross      Estimated
                               Amortized    unrealized  unrealized     fair
                                 cost         gains       losses       value
                                 ----         -----       ------       -----
  GNMA certificates           $  7,752,160   206,284          (900)    7,957,544
  FHLMCcertificates             78,007,882   360,838      (639,819)   77,728,901
  FNMA certificates             14,472,071    41,713       (98,397)   14,415,387
  Mortgage pass-through
    certificates                40,092,206       981      (818,948)   39,274,239
                              ------------   -------    ----------   -----------
                              $140,324,319   609,816    (1,558,064)  139,376,071
                              ===========    =======    ==========   ===========

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



     There were no sales of mortgage-backed securities held-to-maturity during the years ended June 30, 1996 and 1995. Gross gains of $183,466 and no losses were realized on sales of mortgage-backed securities during the year ended June 30, 1994.

     Expected   maturities  of  mortgage-backed   securities  will  differ  from
     contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

(5)  Loans Receivable
     ----------------

     Loans receivable at June 30 are summarized as follows:

                                                   1996                  1995
                                                   ----                  ----
     Loans secured by real estate:
       Residential                             $ 74,270,459           73,457,932
       Commercial                                22,192,949           12,524,581
       FHA/VA                                     7,821,268            9,451,698
       Agriculture                                6,020,201            4,390,239
     Commercial                                  24,249,838           17,544,460
     Agriculture                                 11,551,597            1,777,601
     Auto, other consumer and savings
       account loans                             42,998,684           29,544,550
                                               ------------          -----------
                                                189,104,996          148,691,061
     Less:
       Unearned discounts and loan
         origination fees                      $    333,397              322,467
       Loans in process                                  --               32,613
       Allowance for loan losses                  1,180,866            1,156,393
                                               ------------          -----------
                                                187,590,733          147,179,588
       Less loans held for sale                   2,687,034            3,109,038
                                               ------------          -----------
                                               $184,903,699          144,070,550
                                               ============          ===========

     The weighted average stated interest rate of loans receivable at June 30, 1996 and 1995 was 8.69% and 8.60%, respectively. The average yield on loans receivable, including amortization of unearned discounts and loan origination fees, was 8.84%, 8.81% and 8.03% for the years ended June 30, 1996, 1995 and 1994, respectively.

     Loans receivable include approximately $55,522,000 and $57,718,000 in adjustable rate mortgages at June 30, 1996 and 1995, respectively.

     Real estate loans serviced for others totaled approximately $73,224,000 and $62,718,000 at June 30, 1996 and 1995, respectively.

     A summary of activity in the allowance for loan losses follows:

                                              1996         1995         1994
                                              ----         ----         ----
     Balance at beginning of year          $1,156,393    1,138,942      568,195
     Provision charged to expense             120,000       30,000       80,000
     Acquired reserves (note 19)                   --           --      500,000
     Losses charged against the allowance    (105,006)     (24,574)     (10,082)
     Recoveries                                 9,479       12,025          829
                                           ----------    ---------    ---------
     Balance at end of year                $1,180,866    1,156,393    1,138,942
                                           ==========    =========    =========

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


     Nonaccrual and renegotiated loans for which interest has been reduced totaled approximately $668,000, $425,000 and $843,000 at June 30, 1996,
     1995 and 1994, respectively. Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended June 30 are summarized below:

                                                      1996       1995      1994
                                                      ----       ----      ----
     Interest income that would have been recorded   $68,000    39,000    84,000
     Interest income recognized                       15,000    17,000    68,000
                                                     -------    ------    ------
     Interest income foregone                        $53,000    22,000    16,000
                                                     =======    ======    ======

     The Bank is not committed to lend additional funds to debtors whose loans have been modified. The Bank's impaired loans which include those non-consumer loans currently reported as non-accrual amounted to approximately $378,000 at June 30, 1996 and were not subject to a related allowance for credit losses because of the estimated net realizable value of loan collateral, guarantees and other factors.

(6)  Accrued Interest Receivable
     ---------------------------

     Accrued interest receivable at June 30 is summarized as follows:

                                                        1996             1995
                                                        ----             ----
     Loans                                          $ 1,620,757        1,092,385
     Mortgage-backed securities                         819,397          871,732
     Investment securities                              143,864          382,242
                                                    -----------       ----------
                                                    $ 2,584,018        2,346,359
                                                    ===========       ==========

(7)  Premises and Equipment
     ----------------------

     Premises and equipment at June 30 is summarized as follows:

                                                        1996             1995
                                                        ----             ----
     Land                                           $ 1,977,767        1,977,767
     Buildings and improvements                       8,287,988        7,608,861
     Furniture, fixtures and equipment                3,069,613        4,048,128
                                                    -----------       ----------
                                                     13,335,368       13,634,756
     Less accumulated depreciation                    3,830,866        5,474,287
                                                    -----------       ----------
                                                    $ 9,504,502        8,160,469
                                                    ===========       ==========

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(8)  Deposits
     --------

     Deposits at June 30 are summarized as follows:

                                              1996                              1995
                              --------------------------------  --------------------------------
                                                      Weighted                          Weighted
                                                      average                           average
                                 Amount      Percent    rate       Amount      Percent    rate
                                 ------      -------    ----       ------      -------    ----
     Savings                  $ 46,016,136     15.9%    2.6%    $ 48,760,063     16.8%    3.0%
                              ------------    -----     ---     ------------    -----     ---
     Certificates of deposit:
     IRA, Keogh and tax
       deferred annuity         25,438,520      8.8     6.2       14,322,492      4.9     6.2
     Three month                 2,776,729      1.0     4.6       11,970,984      4.1     5.4
     Six month                  21,920,638      7.5     5.0       18,724,534      6.4     5.6
     Twelve month               60,673,744     21.0     5.4       65,197,465     22.4     5.9
     Twenty-four month          27,372,695      9.4     6.2       23,198,468      8.0     6.1
     Thirty to forty-eight
       month                    20,711,728      7.2     6.3       21,085,954      7.3     6.3
     Over forty-eight month      4,360,769      1.5     5.6       10,633,437      3.6     6.6
     Negotiated rate             9,235,875      3.2     5.7        9,501,522      3.3     6.3
                              ------------    -----     ---     ------------    -----     ---
                               172,490,698     59.6     5.7      174,634,856     60.0     5.9
                              ------------    -----     ---     ------------    -----     ---
     NOW                        52,578,022     18.2     1.9       50,733,298     17.4     2.6
     Money market               18,134,642      6.3     3.7       16,805,427      5.8     4.0
                              ------------    -----     ---     ------------    -----     ---
                                70,712,664     24.5     2.6       67,538,725     23.2     3.0
                              ------------    -----     ---     ------------    -----     ---
                              $289,219,498    100.0%    4.6%    $290,933,644    100.0%    4.8%
                              ============    =====     ===     ============    =====     ===

     Certificates   of  deposit  in  excess  of  $100,000   were   approximately
     $18,163,000 and $20,170,000 at June 30, 1996 and 1995, respectively.

     Mortgage-backed   securities   with  a  carrying  value  of   approximately
     $7,945,000 and $9,341,000 were pledged as collateral to secure public funds on deposit at June 30, 1996 and 1995, respectively.

     Certificates of deposit at June 30, 1996 are scheduled to mature as follows:

                                            Year ended June 30,
                         -------------------------------------------------------
      Stated Rate            1997            1998          1999       Thereafter
      -----------            ----            ----          ----       ----------
     Under 3%            $     27,046             --            --            --
     3.00% to 3.99%           233,201             --            --            --
     4.00% to 4.99%        13,878,734      1,175,062       118,314        25,160
     5.00% to 5.99%        82,197,262      9,647,056     4,685,160     1,004,348
     6.00% to 6.99%        18,523,189      9,392,613     3,215,588     2,902,508
     7.00% to 7.99%         8,855,750     13,614,435       526,181     2,240,388
     8.00% and over            60,972        167,731            --            --
                         ------------     ----------     ---------     ---------
                         $123,776,154     33,996,897     8,545,243     6,172,404
                         ============     ==========     =========     =========

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


     Interest expense on deposits for the years ended June 30 is summarized as follows:

                                           1996            1995          1994
                                           ----            ----          ----
     NOW and money market demand        $ 1,392,595        838,910       717,124
     Savings                              2,904,473      2,047,878     1,188,061
     Certificates of deposit              8,879,274      8,331,763     6,592,405
                                        -----------     ----------     ---------
                                        $13,176,342     11,218,551     8,497,590
                                        ===========     ==========     =========

(9)  Advances from Federal Home Loan Bank
     ------------------------------------

     Advances from Federal Home Loan Bank at June 30, are summarized as follows:

                                                         1996            1995
                                                         ----            ----
     5.44% short-term advance, due July 5, 1996       $20,000,000             --
     6.21% short-term advance, paid in 1996                    --     10,000,000
     Variable rate cash management advances,
       interest payable monthly, due April 25, 1997    11,250,000      1,000,000
     4.71% advance, due in monthly installments of
       $250,000 plus interest, through April 1998       5,541,667      8,541,667
                                                      -----------     ----------
                                                      $36,791,667     19,541,667
                                                      ===========     ==========

     Principal payments on advances from Federal Home Loan Bank for the five years subsequent to June 30, 1996 are as follows:

                  Year Ended June 30,                  Amount
                  -------------------                  ------
                         1997                        $34,250,000
                         1998                          2,541,667
                                                     -----------
                                                     $36,791,667
                                                     ===========

     The  advances  are  subject  to  a  "blanket  pledge   agreement"   whereby
     substantially all assets of the Bank are pledged to the FHLB.

(10) Income Taxes

     A summary of the provision for income taxes for the years ended June 30 follows:

                           Federal           State            Total
                           -------           -----            -----
     1996:
       Current            $  837,027         226,973        1,064,000
       Deferred              326,616          31,384          358,000
                          ----------         -------        ---------
                          $1,163,643         258,357        1,422,000
                          ==========         =======        =========

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


                           Federal           State            Total
                           -------           -----            -----
     1995:
       Current            $  893,172         245,728        1,138,900
       Deferred              411,976           7,024          419,000
                          ----------         -------        ---------
                          $1,305,148         252,752        1,557,900
                          ==========         =======        =========

     1994:
       Current            $1,391,028         308,824        1,699,852
       Deferred              214,237          47,563          261,800
                          ----------         -------        ---------
                          $1,605,265         356,387        1,961,652
                          ==========         =======        =========

     Reasons for differences between the statutory tax rate and the effective tax rates for the years ended June 30 are summarized as follows:

                                                       1996      1995      1994
                                                       ----      ----      ----
     Statutory tax rate                                34.0%     34.0%     34.0%
     State taxes, net of Federal income tax effects     4.3       3.9       5.0
     Other                                             (2.4)     (1.7)      2.6
                                                       ----      ----      ----
     Effective tax rates                               35.9%     36.2%     41.6%
                                                       ====      ====      ====

     Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax liability as of June 30, 1996 and 1995 relate to the following:

                                                         1996            1995
                                                         ----            ----
     Deferred tax assets:
       Deferred loan fees                            $   128,000        124,000
       Allowance for loan losses                         336,000        327,000
       Deferred compensation                             295,000        266,000
       Allowance for permanent impairment
         of investments                                       --        129,000
       Other                                               8,000         20,000
                                                     -----------     ----------
         Total gross deferred tax assets                 767,000        866,000
                                                     -----------     ----------
     Deferred tax liabilities:
       Cash surrender value of key executive life
         insurance policies                             (166,000)      (123,000)
       Tax bad debt reserves in excess of base year
         amount                                         (618,000)      (563,000)
       Loans purchased                                  (165,000)      (178,000)
       Unearned income                                  (127,000)      (135,000)
       FHLB stock dividends                             (673,000)      (587,000)
       Prepaid deposit insurance premium                 (96,000)            --
       Other                                             (29,000)       (29,000)
                                                     -----------     ----------
         Total gross deferred tax liabilities         (1,874,000)    (1,615,000)
                                                     -----------     ----------
         Net deferred tax liability before the tax
           effect of available-for-sale securities    (1,107,000)      (749,000)
     Deferred tax asset - unrealized loss on
       available-for-sale securities                     994,917        181,200
                                                     -----------     ----------
         Net deferred tax liability                  $  (112,083)      (567,800)
                                                     ===========     ==========

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, at June 30, 1996 and 1995, management believes it is more likely than not that the Holding Company and the Bank will realize the benefits of these deductible differences.

     If certain conditions are met, the Bank is allowed a special bad debt deduction for income tax purposes. The deduction is based on either a specified experience formula or a percentage of taxable income before such deduction (presently 8%). The percentage of taxable income method was used in preparing the federal income tax return in 1994 and 1995 and will be used in 1996.

     Retained earnings, at June 30, 1996, includes approximately $3,566,000 for which no provision for Federal income tax has been made. This amount represents the base year tax bad debt reserve which is essentially an allocation of earnings to pre-1988 bad debt deductions for income tax purposes only. Under SFAS No. 109, this amount is treated as a permanent difference; deferred taxes are not recognized unless it appears that this amount will be reduced and thereby result in taxable income in the foreseeable future. Under current tax regulations, management does not foresee any changes in its business or operations which would result in a recapture of its federal bad debt reserve into taxable income.

     A deferred tax liability of $618,000 has been recognized by the Bank for the tax bad debt reserve in excess of the base year reserve. New tax legislation enacted on August 21, 1996 requires this excess be recaptured and included in taxable income over a six year period beginning with the tax return filed for the year ending June 30, 1997 or June 30, 1999 if certain minimum requirements are met. Also included in the tax legislation and effective for the 1997 tax return is a discontinuance of the aforementioned 8% special bad debt deduction.

(11) Employee Benefit Plans
     ----------------------

     Pension Plan. All eligible employees are included in a noncontributory multi-employer trusteed defined benefit pension plan. Actuarially determined pension costs are funded as required by the Trustee. The plan had reached its full-funding limitation and contributions to the plan were suspended for the three years ended June 30, 1995. Pension expense, including administrative charges, was approximately $5,000 and $4,000 for the years ended June 30, 1995 and 1994, respectively. Contributions to the plan were required during the year ended June 30, 1996. Contributions to the Plan and administrative charges amounted to approximately $104,000 during the year ended June 30, 1996.

     Savings Plan. The Bank adopted an employee savings plan effective July 1, 1993. Full time employees are immediately eligible for the plan. The Bank matches 50% of an employee's contributions, up to a maximum of 3% of the participating employee's wages. Savings plan expense for the years ended June 30, 1996, 1995 and 1994 was approximately $86,000, $58,000 and
     $45,000, respectively.

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



     Deferred Compensation Plan. The Bank has entered into deferred compensation agreements with certain key employees that provide for predetermined periodic payments over 15 years upon retirement or death. The agreements specify a vesting schedule whereby the key employees vest 10% per year, but are not eligible for benefits if termination occurs prior to completing three years of service beginning on the date of the agreement. In the event of acquisition of the Bank by a third party, the deferred compensation agreements require any successor corporation to assume the obligations of the agreements. Amounts expensed under these agreements to accrue the estimated liability upon retirement totaled approximately $93,000, $78,000 and $63,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

     Executive Employment Agreements. Effective June 19, 1995, the Holding Company and the Bank entered into an employment agreement with the President of the Bank. The terms of the agreement include an annual salary base plus insurance and other benefits and a bonus based on the performance of the Bank awarded at the Board of Directors' discretion. Upon a change in control, the Bank has agreed to pay the President, in a single payment, three times the annual salary and provide certain insurance and other benefits for a period of two years following a change in control. A change in control is defined by the agreement as (1) a takeover of the Bank by a purchase or merger; (2) a purchase of all the assets of the Bank; (3) an acquisition directly or indirectly of more than 50% of the voting stock of the Holding Company; or (4) a change in the majority of members of the Board of Directors of the Holding Company over a period of three consecutive years. The agreement is for a term of one year, renewable annually, and was renewed effective June 19, 1996.

     On July 1, 1996, the Bank entered into employment agreements with certain of its other executives. Such agreements have a term of two years and provide for the continuation of salary payments for a period of 24 months following a change in control. A change in control is defined as a situation in which an acquirer directly or indirectly acquires more than 25% of the voting stock of the Holding Company.

     Stock Option and Stock Appreciation Rights Plan. The stockholders of the Holding Company have approved a Stock Option and Stock Appreciation Rights Plan (the Plan) which provides for the granting of options to purchase common stock of the Holding Company to directors and key employees. The Plan is administered by a committee of the Board of Directors (the "Committee").

     Under the terms of the Plan, the number of shares subject to options is 146,000 shares. Options may be granted at an exercise price as determined by the Committee, subject to a minimum exercise price equal to the fair market value of a share of common stock at the date the option is granted. The period during which an option may be exercised shall also be determined by the Committee, subject to a three year vesting schedule but not later than ten years from the date of grant.

     Stock appreciation rights may be granted either separately or in tandem with stock options. Exercise of the stock appreciation right entitles the holder to receive a payment equal to the excess of the fair market value of the shares surrendered over the exercise price. Payment may be made in cash or shares of common stock, as determined by the Committee. No stock appreciation rights have been granted during the three years ended June 30, 1996.

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



     Following a "change in control" of the Holding Company and in connection with the grant of any options or stock appreciation rights, the Committee may provide the holder thereof the right to exercise the stock appreciation rights or to surrender the options in exchange for a cash payment equal to the difference between the fair value and the option price without regard to any restrictions of exercise that would otherwise apply. Change in control is defined by the plan to have occurred if any person or entity directly or indirectly acquires ownership representing more than 25% of the voting stock of the Holding Company, or obtains control of the election of a majority of the directors of the Holding Company.

     Changes in stock options and the option price range are as follows:

                                          1996               1995               1994
                                          ----               ----               ----
     Outstanding at beginning of year   119,700             110,750            94,900

     Granted                              7,000              19,300            22,200
                                     ($20.33-$20.98)        ($19.00)          ($22.65)

     Exercised                          (13,000)             (4,300)           (6,100)
                                      ($6.50-$10.00)     ($6.50-$11.65)     ($6.50-$10.00)

     Canceled                            (3,000)             (6,050)             (250)
                                     ---------------     --------------     --------------
     Outstanding at end of year         110,700             119,700           110,750
                                      ($6.50-$20.98)     ($6.50-$22.65)     ($6.50-$22.65)
                                     ================    ==============     ==============
     Exercisable at end of year          86,783              84,083            65,317

                                      ($6.50-$20.98)     ($6.50-$22.65)     ($6.50-$11.65)
                                     ================    ==============     ==============

(12) Commitments and Contingencies
     -----------------------------

     Litigation - The Bank is a defendant in various matters of litigation generally incidental to its business. In the opinion of management, following consultation with legal counsel, liabilities arising from these proceedings, if any, will not have a material impact on the Company's consolidated financial position or results of operations.

     Data Processing Contract - On July 8, 1995, the Bank entered into a data processing contract with First Interstate Bank of Commerce for data processing services. The term of the contract is four years. Data processing costs under the contract were approximately $749,000 for the year ended June 30, 1996.

     Pending Legislation on SAIF Premiums - The thrift deposits of the Bank are insured by the Savings Association Insurance Fund ("SAIF"), one of two funds administered by the Federal Deposit Insurance Corporation ("FDIC"). The Bank currently pays premiums of approximately 0.23% of thrift deposits. On September 30, 1996, the Deposit Insurance Funds Act of 1996 was signed, which authorizes the FDIC to impose a special assessment on certain deposits held by thrift institutions. This special assessment, which is based on $.657 per $100 of outstanding thrift deposits at March 31, 1995, is intended to recapitalize the SAIF. The special assessment resulted in an additional after-tax expense of approximately $838,000 which was recorded by the Bank on September 30, 1996. The assessment is payable no later than November 29, 1996.

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



(13)  Regulatory  Capital
      -------------------

     The Bank is required to meet three FIRREA-enacted capital requirements: a tangible capital requirement (stockholders' equity adjusted for the effects of intangibles, investments and advances to nonincludable subsidiaries and other factors) equal to not less than 1.5% of tangible assets (as defined in the regulations), a core capital requirement (tangible capital adjusted for supervisory goodwill and other defined factors) equal to not less than 3% of tangible assets, and a risk-based capital requirement equal to at least 8.0% of all risk-weighted assets. For risk-weighting, selected assets are given a risk assignment of 0% to 100%. The Bank's total risk-weighted assets at June 30, 1996 were $189,952,500.

     The following table demonstrates as of June 30, 1996, the extent to which the Bank exceeds in dollars and in percent, the three minimum capital requirements.


                                                           Regulatory Basis
                                               ----------------------------------------
                                                              Approximate
                                                Actual        requirement     Excess
                                                ------        -----------     ------
       Tangible capital:
         Dollar amount .....................   $26,806,004     5,538,397    21,267,607
         Percent of tangible assets ........        7.3%          1.5%          5.8%
       Core capital:
         Dollar amount .....................   $26,806,004    11,076,794    15,729,210
         Percent of adjusted tangible assets        7.3%          3.0%          4.3%
       Risk-based capital:
         Dollar amount .....................   $27,986,870    15,196,200    12,790,670
         Percent of risk-weighted assets ...       14.7%          8.0%          6.7%

     Failure to comply with applicable regulatory capital requirements can result in capital directives from the director of the Office of Thrift Supervision, restrictions on growth, and other limitations on a savings association's operations.

     Generally accepted accounting principles ("GAAP") capital differs from tangible, core, and risk-based capital at June 30 as a result of the following:

                                                             1996              1995
                                                             ----              ----
       Consolidated capital measured by GAAP ......     $ 30,703,664        30,884,116
       Less Holding Company assets ................          381,049           256,576
                                                             -------           -------
       Bank capital measured by GAAP ..............       30,322,615        30,627,540
       Non-includable assets of subsidiary ........         (582,180)         (522,716)
       Goodwill ...................................       (4,377,500)       (4,717,500)
       Unrealized losses (gains) on certain
         available-for-sale securities ............        1,443,069           (44,361)
                                                           ---------           -------
       Tangible and core capital ..................       26,806,004        25,342,963
                                                          ----------        ----------
       General valuation reserves .................        1,180,866         1,156,393
                                                           ---------         ---------
       Risk-based capital .........................     $ 27,986,870        26,499,356
                                                        ============        ==========

                                                                    (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



(14)  Financial Instruments With Off-Balance-Sheet Risk
      -------------------------------------------------

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit risk.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Financial instruments outstanding at June 30, 1996 whose contract amounts represent credit risk are as follows:

         Commitments to extend credit:

                   Type                       Amount
                   ----                       ------
                Fixed rate ............    $1,575,000
                Variable rate .........    11,064,820
                                           ----------
                                          $12,639,820
                                          ===========

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary, by the Bank upon extension of credit is based on management's evaluation of the counter-party. Collateral held varies but may include personal property, residential real property, and income-producing commercial properties.

(15)  Reconciliation of Net Income to Net Cash Provided by Operating Activities
      -------------------------------------------------------------------------

     The reconciliation of net income to net cash provided by operating activities for the years ended June 30 follows:


                                                          1996         1995         1994
                                                          ----         ----         ----
       Cash flows from operating activities:
        Net income .................................   $2,544,304    2,748,032     2,755,490
        Adjustments to reconcile net income to net
          cash provided by operating activities:
          Provision for:
           Loan losses .............................      120,000       30,000        80,000
           Permanent impairment of investment
            securities .............................           --       90,000       245,000
         Amortization of:
           Premiums and discounts on investment
            securities, net-available-for-sale......        5,650        3,960            --
           Premiums and discounts on mortgage-
            backed securities, net-available-
            for-sale ...............................      152,611      (69,176)           --
           Premiums and discounts on investment
            securities, net-held-to-maturity........          712          718        35,583

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


                                                                            1996             1995             1994
                                                                            ----             ----             ----
      Premiums and discounts on mortgage-backed
       securities, net-held-to-maturity .............................        116,105         (63,793)        342,895
      Deferred loan origination fees ................................        (71,290)       (185,691)       (153,917)
      Goodwill ......................................................        340,000         340,000          42,500
      Dividends reinvested in mutual funds ..........................           --              --          (272,567)
    Origination of loans held for sale ..............................    (39,552,694)    (20,236,000)    (41,226,802)
    Proceeds from sales of loans held for sale ......................     40,749,086      19,834,157      42,688,459
    Stock dividends reinvested in FHLB ..............................       (222,000)       (171,200)       (272,100)
    Depreciation ....................................................        636,499         630,177         428,229
    Net loss (gain) on sales of:
      Investment securities .........................................        324,943            --           (67,265)
      Mortgage-backed securities ....................................       (525,484)       (122,254)       (183,466)
      Other real estate owned .......................................           --              --           (75,664)
      Loans held for sale ...........................................       (774,388)       (344,523)       (890,560)
    Change in:
      Accrued interest receivable ...................................       (237,659)       (345,637)       (580,381)
      Cash surrender value of life insurance ........................       (110,961)       (109,499)       (100,443)
      Other assets ..................................................        (13,150)       (306,940)       (127,403)
      Income taxes payable ..........................................        (26,004)        (89,587)        134,914
      Deferred income taxes .........................................        358,000         419,000         261,800
      Accrued interest payable ......................................        884,285         299,249          74,252
      Accrued expenses and other liabilities ........................      2,485,474        (581,348)       (265,671)
                                                                           ---------        --------        --------
             Net cash provided by operating activities ..............   $  7,184,039       1,769,645       2,872,883
                                                                        ============       =========       =========



(16)  Noncash Investing and Financing Activities
      ------------------------------------------

     A summary of noncash investing and financing activities for the years ended June 30 follows:

                                                            1996         1995        1994
                                                            ----         ----        ----
     Change in unrealized loss on certain
       marketable equity securities...................  $       --           --    714,804
     Change in net unrealized loss on investment
       securities available-for-sale..................       4,234     (717,267)        --
     Change in net unrealized loss on mortgage-backed
       securities available-for-sale .................   2,109,206           --         --
     One-time reclassification of held-to-maturity
       investment securities to available-for-sale....   4,199,030           --         --
     One-time reclassification of held-to-maturity
       mortgage-backed securities to
       available-for-sale.............................  94,723,974           --         --
                                                        ==========     =========    =======


                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



(17)  Disclosures About Fair Value of Financial Instruments
      -----------------------------------------------------

     Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

     The following methods and assumptions were used by the Bank in estimating the fair value for its financial instruments as defined by SFAS No. 107:

     Cash and Cash Equivalents. The carrying amounts for cash and cash equivalents approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns.

     Investment Securities and Stock in Federal Home Loan Bank. The fair value of investment securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of stock in Federal Home Loan Bank approximates redemption value.

     Mortgage-Backed Securities. The fair value of mortgage-backed securities is estimated based upon bid prices published in financial newspapers or bid quotations received from securities dealers.

     Loans Receivable. Fair values are estimated by stratifying the loan portfolio into groups of loans with similar financial characteristics. Loans are segregated by type such as real estate, commercial, and consumer, with each category further segmented into fixed and adjustable rate interest terms.

     The fair value of fixed rate loans is calculated by discounting scheduled cash flows through the anticipated maturity adjusted for prepayment estimates. For mortgage loans, the Bank uses the secondary market rates in effect for loans of similar size to discount cash flows. For other fixed rate loans, cash flows are discounted at prime rate. Adjustable interest rate loans are assumed to approximate fair value because they generally reprice within the near term.

     The fair values are adjusted for credit risk based on assessment of risk identified with specific loans, and risk adjustments on the remaining portfolio based on credit loss experience. Assumptions regarding credit risk are judgmentally determined using specific borrower information, internal credit quality analysis, and historical information on segmented loan categories for non-specific borrowers.

     Cash Surrender Value of Life Insurance. The carrying amount for cash surrender value of life insurance approximates fair value as policies are recorded at redemption value.


                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


     Accrued Interest Receivable. The fair value of accrued interest receivable approximates carrying value as the Bank expects to collect accrued interest in the short term.

     Deposits. Under SFAS No. 107, the fair value of deposits with no stated maturity, such as savings accounts, NOW accounts, and money market accounts, is equal to the amount payable on demand as of June 30, 1996. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

     Advances from Federal Home Loan Bank. The carrying amount of short-term advances and cash management advances from FHLB approximate fair value as advances are either due in the very short-term or are variable rate and reprice in the short-term. The fair value of the fixed rate long-term advance is calculated by discounting scheduled payments using the Bank's current FHLB long-term borrowing rate.

     Accrued Interest Payable. The fair value of accrued interest payable approximates carrying value as the amounts accrued will be paid to customers or the Federal Home Loan Bank in the short term.

     Commitments to Extend Credit. The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar arrangements. The commitments to extend credit are generally variable interest rate loans, or are originated with the intent to resell, therefore no fair value adjustment for interest rates is necessary.

     Limitations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities  that are not  considered  financial  instruments  include  the securities brokerage services operations, deferred tax assets and liabilities, property, plant, equipment, and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


     The estimated fair values of the Company's financial instruments required to be disclosed under SFAS No. 107 as of June 30 are as follows:


                                                                                    1996                            1995
                                                                        ---------------------------      ---------------------------
                                                                                          Estimated                       Estimated
                                                                          Carrying           fair         Carrying          fair
                                                                            value            value          value           value
                                                                            -----            -----          -----           -----
Assets:
     Cash and cash equivalents .....................................    $  9,789,678       9,790,000      10,188,922      10,189,000
     Investment securities available-for-sale ......................      20,145,344      20,145,000      13,532,426      13,532,000
     Mortgage-backed securities available-for-sale .................      96,551,111      96,551,000       5,291,493       5,291,000
     Mortgage-backed securities held-to-maturity ...................      34,704,507      33,964,000     140,324,319     139,376,000
     Stock in Federal Home Loan Bank ...............................       3,145,600       3,146,000       2,923,600       2,924,000
     Loans receivable(a) ...........................................     184,903,699     186,085,000     144,070,550     143,740,000
     Loans held for sale ...........................................       2,687,034       2,687,000       3,109,038       3,109,000
     Accrued interest receivable ...................................       2,584,018       2,584,000       2,346,359       2,346,000
     Cash surrender value of life insurance ........................       2,663,427       2,663,000       2,552,466       2,552,000
Liabilities:
     Deposits and repurchase agreements ............................     297,184,264     298,824,000     297,480,437     297,394,000
     Advances from Federal Home Loan Bank ..........................      36,791,667      36,471,000      19,541,667      19,542,000
     Accrued interest payable ......................................       2,075,161       2,075,000       1,190,876       1,191,000
Off-balance-sheet items:
     Commitments to extend credit ..................................            --            81,738            --            16,000
                                                                         ===========     ===========     ===========     ===========

------------
(a) The carrying value is net of the allowance for loan losses and related unearned income.


(18)  Holding Company Information (Condensed)
      ---------------------------------------

     The summarized financial information for Security Bancorp is presented below. Intercompany balances and transactions are noted parenthetically.


       Condensed Balance Sheets

                                                      June 30,
                                             --------------------------
       Assets                                   1996            1995
       ------                                   ----            ----

       Cash (NOW account with subsidiary)    $   354,145        215,262
       Investment in subsidiary               30,322,615     30,627,540
       Other                                      26,904         41,314
                                                  ------         ------
            Total assets                     $30,703,664     30,884,116
                                             ===========     ==========

       Stockholders' Equity
       --------------------
           Total stockholders' equity        $30,703,664     30,884,116
                                             ===========     ==========

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


     Condensed Statements of Income

                                                                      June 30,
                                                            --------------------------
                                                                 1996          1995
                                                                 ----          ----

     Cash dividends from subsidiary ....................... $ 1,664,922      1,039,134
     Miscellaneous expense ................................     (57,148)       (23,048)
                                                                -------        -------
         Income before equity in
          undistributed earnings of
          subsidiary ......................................   1,607,774      1,016,086
     Equity in undistributed earnings
         of subsidiary ....................................     936,530      1,731,946
                                                                -------      ---------
         Income before income taxes .......................   2,544,304      2,748,032
     Income taxes .........................................       --             --
                                                              ---------      ---------
         Net income ....................................... $ 2,544,304      2,748,032
                                                            ===========      =========

     Condensed Statements of Cash Flows
     Cash flows from operating activities:
     Net income ........................................... $ 2,544,304      2,748,032
     Adjustments to reconcile net cash
       provided by operating activities:
         Decrease in other assets .........................      14,410          8,651
         Decrease in accrued expenses .....................        --          (57,652)
         Equity in undistributed income of subsidiary......    (936,530)    (1,731,946)
                                                               --------     ----------
            Net cash provided by operating activities .....   1,622,184        967,085
                                                              ---------        -------
     Cash flows from financing activities:
       Cash dividends paid ................................    (981,956)      (896,242)
       Stock options exercised and other ..................    (501,345)        49,373
                                                               --------         ------
            Net cash used in financing activities .........  (1,483,301)      (846,869)
                                                             ----------       --------
     Net increase in cash .................................     138,883        120,216
     Cash at beginning of year ............................     215,262         95,046
                                                                -------         ------
     Cash at end of year .................................. $   354,145        215,262
                                                            ===========        =======


(19)  Acquisition
      -----------

     On May 12, 1994, the Holding Company acquired certain assets and assumed certain liabilities of Montana Bank of Butte, Bank of Montana - Lewistown, and Bank of Montana Anaconda from Norwest Corporation. These three locations were operated as branches of Bank of Montana prior to the acquisition date. The transaction was accounted for as a purchase and, accordingly, the assets acquired and liabilities assumed were adjusted to fair value on the date of acquisition and the consolidated statements of income for the years ended June 30, 1996, 1995 and 1994 include the branch's results of operations since the date of purchase.

                                                                     (Continued)

                         SECURITY BANCORP AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



     The premium paid by the Holding Company has been allocated solely to goodwill as it was determined the historical carrying value of the assets and liabilities of the branches approximated fair value. A summary of the assets acquired and liabilities assumed at the acquisition date follows:

         Cash and cash equivalents.........................   $55,110,104
         Loans and accrued interest receivable
           (net of acquired reserves of $500,000)..........    27,707,137
         Fixed assets, net.................................     1,329,706
                                                                ---------
                Total assets acquired......................    84,146,947
                                                               ----------

         Deposits .........................................   (88,866,545)
         Accrued expenses and other liabilities............      (380,402)
                                                                 --------
                Total liabilities assumed..................   (89,246,947)
                                                              -----------
         Premium paid (goodwill)...........................     5,100,000
         Less accumulated amortization.....................       722,500
                                                                  -------
         Goodwill, net of amortization at June 30, 1996....   $ 4,377,500
                                                              ===========

(20)  Subsequent Event
      ----------------

     On September 24, 1996, Security Bancorp signed an agreement to sell all of its outstanding common stock to WesterFed Financial Corporation (Westerfed). The total purchase price is approximately $44.0 million, subject to certain adjustments. Completion of the sales transaction is subject to various regulatory approvals and other conditions which must be satisfied by each of the parties to the agreement.

     WesterFed Financial Corporation intends to fund the acquisition through a combination of cash of approximately $24.3 million and the issuance of common stock of approximately $19.7 million. Under the terms of the agreement, Security Bancorp shareholders may elect to receive for each share of Security Bancorp common stock $30 in cash, a number of shares of Westerfed common stock or a combination of cash and stock, provided the total consideration to Security Bancorp shareholders consists of 55% cash and 45% stock. Subject to satisfaction of the various conditions, closing of the acquisition is scheduled to occur on or before March 31, 1997.

                                                                     (Continued)

 PART I. FINANCIAL INFORMATION ITEM 1.  FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
SECURITY BANCORP AND SUBSIDIARY

                                                                            SEPTEMBER 30,
                                                                               1996           JUNE 30,
                          ASSETS                                             (UNAUDITED)        1996
                          ------                                             -----------    -----------

  Cash and cash equivalents                                                   $8,429,163     $9,789,678
  Investment securities available for sale, net, at fair value                19,887,711     20,145,344
  Mortgage-backed securities available for sale, net, at fair value           89,638,407     96,551,111
  Investment securities held to maturity, at amortized cost                      200,000             --
  Mortgage-backed securities held to maturity, at amortized cost              33,049,827     34,704,507
  Loans held for sale, at lower of cost or market value                        1,306,952      2,687,034
  Loans receivable, net                                                      205,746,716    184,903,699
  Stock in Federal Home Loan Bank of Seattle, at cost                          3,208,800      3,145,600
  Accrued interest receivable                                                  3,156,075      2,584,018
  Cash surrender value of life insurance                                       2,692,444      2,663,427
  Real estate held for investment                                                287,306        288,908
  Premises and equipment, at cost less accumulated depreciation                9,379,059      9,504,502
  Goodwill, net of amortization                                                4,292,500      4,377,500
  Other assets                                                                 1,033,969        893,744
                                                                               ---------        -------
                                                                            $382,308,929   $372,239,072
                                                                            ============   ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
Liabilities:
  Deposits                                                                   289,335,830    289,219,498
  Securities sold under repurchase agreements                                  8,389,107      7,964,766
  Advances from Federal Home Loan Bank of Seattle                             42,991,667     36,791,667
  Advance payments by borrowers for taxes and insurance                          950,215        880,697
  Income taxes payable                                                          (50,487)         37,728
  Deferred income taxes                                                          308,154        112,083
  Accrued interest payable                                                     2,130,687      2,075,161
  Accrued expenses and other liabilities                                       7,323,343      4,453,808
                                                                               ---------      ---------
    Total Liabilities                                                        351,378,516    341,535,408
                                                                             -----------    -----------
Stockholders' equity:
  Preferred stock, $1 par value, 5,000,000 shares authorized, none outstanding        --             --
  Common stock, $1 par value, 10,000,000 shares authorized; issued and
      outstanding 1,484,682 shares                                             1,484,682      1,462,182
  Additional paid-in capital                                                   9,015,392      8,765,053
  Retained earnings, substantially restricted                                 21,790,537     22,065,712
  Net unrealized gains (losses) on available for sale securities             (1,360,198)    (1,589,283)
                                                                             -----------    -----------
     Total stockholders' equity                                               30,930,413     30,703,664
                                                                              ----------     ----------
                                                                            $382,308,929   $372,239,072
                                                                            ============   ============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
SECURITY BANCORP AND SUBSIDIARY
(UNAUDITED)

                                                                            THREE MONTHS ENDED
                                                                               SEPTEMBER 30,
                                                                    ------------------------------
                                                                       1996                1995
                                                                       ----                ----
Interest income:
    Loans receivable                                                $4,350,374          $3,356,299
    Investment securities                                              339,294             474,371
    Mortgage-backed securities                                       2,080,725           2,477,417
    Other                                                               67,301              91,612
                                                                        ------              ------
      TOTAL INTEREST INCOME                                          6,837,694           6,399,699
                                                                     ---------           ---------
Interest expense:
    Deposits                                                         3,085,711           3,331,793
    Securities sold under repurchase agreement                         113,850              97,221
    Advances from Federal Home Loan Bank of Seattle                    571,374             377,388
                                                                       -------             -------
      TOTAL INTEREST EXPENSE                                         3,770,935           3,806,402
                                                                     ---------           ---------
    Net interest income                                              3,066,759           2,593,297
Provision for loan losses                                              150,000              30,000
                                                                       -------              ------
    Net interest income after provision for loan losses              2,916,759           2,563,297
                                                                     ---------           ---------
Non-interest income:
    Fees for customer services                                         588,366             474,432
    Securities brokerage services                                       38,035              23,194
    Gain on the sale of investment securities available for sale           319                  --
    Gain on sale of mortgage-backed securities available for sale        3,456                  --
    Loss on sale of mortgage-backed securities held to maturity          (962)                  --
    Gain on sale of loans held for sale                                135,614             144,525
    Gain/(loss) on sale of other real estate owned                       (900)                 185
    Other operating income, net                                        507,903             223,747
                                                                       -------             -------
      TOTAL NON-INTEREST INCOME                                      1,271,831             866,083
                                                                     ---------             -------
Non-interest expense:
    Compensation and benefits                                        1,335,916           1,197,023
    Advertising                                                         44,646              54,970
    Occupancy and equipment                                            345,529             297,346
    FDIC deposit insurance premiums                                    119,372             110,823
    SAIF assessment                                                  1,330,517                  --
    Data processing services                                           191,359             215,272
    Other                                                              757,089             576,793
                                                                       -------             -------
     TOTAL NON-INTEREST EXPENSE                                      4,124,428           2,452,227
                                                                     ---------           ---------
    Income before income taxes                                          64,162             977,153
Income taxes                                                            24,000             352,000
                                                                        ------             -------
    NET INCOME                                                         $40,162            $625,153
                                                                       =======            ========
Income and dividends per share:
    Weighted average number of shares outstanding                    1,511,180           1,528,801
                                                                     =========           =========
    Income per share                                                     $0.03               $0.41
                                                                         =====               =====
    Dividends per share                                                 $0.215             $0.1975
                                                                        ======             =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY SECURITY BANCORP AND SUBSIDIARY
(UNAUDITED)

                                                           THREE MONTHS ENDED SEPTEMBER 30, 1996
                                                           -------------------------------------
                                                                                               UNREALIZED
                                                           ADDITIONAL                         HOLDING GAINS
                                          COMMON            PAID-IN           RETAINED           (LOSSES),
                                           STOCK            CAPITAL           EARNINGS              NET               TOTAL
                                           -----            -------           --------              ---               -----
Balance at June 30, 1996                $1,462,182          8,765,053         22,065,712        (1,589,283)         30,703,664
Net Income                                      --                 --             40,162                 --             40,162
Dividends paid ($.215 per share)                --                 --          (315,337)                 --          (315,337)
Change in net unrealized gain (loss) on
    securities available for sale               --                 --                 --            229,085            229,085
Exercise of stock options                   22,500            250,339                 --                 --            272,839
                                            ------            -------         ----------        -----------         ----------
Balance at September 30, 1996           $1,484,682          9,015,392         21,790,537        (1,360,198)         30,930,413
                                        ==========          =========         ==========        ===========         ==========

See accompanying notes to consolidated financial statements.

SECURITY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

                                                                                    THREE MONTHS ENDED
                                                                                       SEPTEMBER 30
                                                                               -----------------------------

                                                                                   1996               1995
                                                                                   ----               ----
Cash flows from operating activities:
     Net Income                                                                  $40,162            $625,153
     Adjustments to reconcile net income to net cash provided
        by operating activities:
            Provision for:
                Loan losses                                                      150,000              30,000
            Amortization of:
                Premiums and discounts on investment
                  securities, net - held to maturity                                  --               2,744
                Premiums and discounts on investment
                  securities, net - available for sale                             1,479                 506
                Premiums and discounts on mortgage-backed
                  securities, net - available for sale                            35,266             (5,092)
                Premiums and discounts on mortgage-backed
                  securities, net - held to maturity                              22,862               3,599
                Deferred loan origination fees                                  (14,376)            (22,139)
                Goodwill                                                          85,000              85,000
            Origination of loans held for sale                               (7,521,174)        (10,174,113)
            Proceeds from sales of loans                                       9,036,870           9,991,658
            Stock dividends reinvested in Federal Home Loan Bank of Seattle     (63,200)                  --
            Depreciation                                                         172,249             133,336
            (Gain)/loss on sale of:
                Loans held for sale                                            (135,614)           (144,525)
                Mortgage-backed securities available for sale                    (3,456)                  --
                Mortgage-backed securities held to maturity                          962                  --
                Investment securities available for sale                           (319)                  --
            Change in:
                Accrued interest receivable                                    (572,057)           (268,220)
                Cash surrender value of life insurance                          (29,017)            (18,332)
                Other assets                                                   (140,225)             (3,943)
                Income taxes payable                                            (88,215)             382,756
                Accrued interest payable                                          55,526             359,603
                Accrued expenses and other liabilities                         2,869,535           (224,727)
                                                                               ---------           ---------
                      Net cash provided by operating activities                3,902,258             753,264
                                                                               ---------             -------

                                                                     (Continued)

SECURITY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)



                                                                                      THREE MONTHS ENDED
                                                                                         SEPTEMBER 30
                                                                                 ------------------------------
                                                                                    1996                 1995
                                                                                    ----                 ----
Cash flows from investing activities:
         Purchase of investment securities available for sale                            --          (5,003,125)
         Purchase of mortgage-backed securities available for sale              (4,918,750)         (16,178,859)
         Purchase of investment securities held to maturity                       (200,000)                   --
         Proceeds from the call of investment securities available for sale           7,118                   --
         Proceeds from the sale of mortgage-backed securities available for sale 10,014,063                   --
         Proceeds from the sale of mortgage-backed securities held to maturity      255,605                   --
         Proceeds from maturities of investment securities available for sale       240,000               95,631
         Proceeds from maturities of investment securities held to maturity              --            4,999,930
         Principal payments on investment securities available for sale               3,831                   --
         Principal payments on mortgage-backed securities available for sale      2,216,260              539,374
         Principal payments on mortgage-backed securities held to maturity        1,375,251            3,510,988
         Origination of loans receivable                                       (38,007,891)         (16,700,000)
         Repayment of principal on loans receivable                              17,029,251           11,763,100
         Decrease in real estate held for investment                                  1,602                3,951
         Additions to premises and equipment                                       (46,806)            (612,555)
                                                                                   --------            ---------
             Net cash used in investing activities                             (12,030,466)         (17,581,565)
                                                                               ------------         ------------
Cash flows from financing activities:
         Net increase in deposits                                                   116,332            3,122,098
         Net increase in securities sold under repurchase agreements                424,341                   --
         Net change in advances from Federal Home Loan Bank of Seattle            6,200,000           11,000,000
         Net increase in advance payments by borrowers for taxes and insurance       69,518               54,028
         Cash dividends paid on common stock                                      (315,337)            (292,139)
         Exercise of stock options                                                  272,839                   --
                                                                                -----------           ----------
             Net cash provided by financing activities                            6,767,693           13,883,987
                                                                                -----------           ----------
             Net decrease in cash and cash equivalents                          (1,360,515)          (2,944,314)
                                                                                -----------          -----------
Cash and cash equivalents at beginning of period                                  9,789,678           10,188,922
Cash and cash equivalents at end of period                                       $8,429,163           $7,244,608
                                                                                 ==========           ==========
Cash paid for:
        Interest                                                                 $3,715,409           $3,446,799
        Income Taxes, net                                                                --                   --
                                                                                ===========           ==========

See accompanying notes to consolidated financial statements.

                         SECURITY BANCORP AND SUBSIDIARY
                   Notes to Consolidated Financial Statements
                                   (Unaudited)

      1.  Basis  of  Presentation:
          ------------------------

      The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended September 30, 1996 are not necessarily indicative of the results anticipated for the year ending June 30, 1997. For additional information, refer to the consolidated financial statements and footnotes thereto included in Security Bancorp's annual report on Form 10-K for the year ended June 30, 1996.

      2.  Organizational  Structure:
          --------------------------

      The accompanying consolidated financial statements include the accounts of Security Bancorp (the Holding Company) and its wholly owned subsidiary, Security Bank, FSB (the Bank). The consolidated financial statements also include S.F.S Industries, Inc., a wholly owned subsidiary of the Bank. All significant intercompany balances and transactions have been eliminated in consolidation. S.F.S. Industries, Inc. provides full service brokerage services.

      3. Income Per Share:
         -----------------

      The income per common share for the three month period ending September 30, 1996 was $0.03, based on the weighted average number of shares of common stock and common stock equivalent shares outstanding. Income per common share for the three month period ending September 30, 1995 was $0.41, based on the weighted average number of shares of common stock and common stock equivalent shares outstanding. Net income for the three month period ended September 30, 1996 included non-recurring expenses relating to the SAIF special premium assessment of $1,330,517 and $198,128 in expenses relating to the proposed merger with Westerfed Financial Corporation. After tax income for the three month period ending September 30, 1996 would have been $1,003,208 had these non-recurring expenses not been incurred. This would have resulted in income per common share of $0.66 as compared with the $0.03 actually reported. Stock options are outstanding, under the Security Bancorp 1993 Stock Option and Stock Appreciation Rights Plan, to purchase 87,700 shares of stock. No stock options were granted during the three month period ending September 30, 1996. Stock options totaling 22,500 shares were exercised during the same period. Additionally, 500 stock options lapsed during the three month period ended September 30, 1996. These stock options are considered common stock equivalents for computation of the income per share in the accompanying financial statements.

      4.  Dividends:
          ----------
      On August 26, 1996, the Board of Directors of Security Bancorp declared a quarterly cash dividend of $0.165 per share and a bonus dividend of $0.05 per share, paid on September 30, 1996, to stockholders of record on September 13, 1996.

      5.  Investment  Securities  and  Mortgage-Backed Securities  Available
          for Sale:
          ------------------------------------------------------------------
      The amortized cost, unrealized gains and losses, and approximate fair values of securities available for sale at September 30, 1996 are as follows:

                                                     Gross        Gross
                                                  unrealized   unrealized    Estimated
                                         Cost        gains       losses     fair value
                                         ----        -----       ------     ----------
Investment securities:
    U. S. Treasury securities            $299,809        --      (4,841)     294,968
    U. S. Agency securities            15,000,000        --    (152,938)  14,847,062
    Municipal bonds                     2,311,000    15,341    (132,326)   2,194,015
    Mutual funds                        2,780,540       883    (229,757)   2,551,666
                                        ---------    ------    ---------   ---------
                                      $20,391,349    16,224    (519,862)  19,887,711
                                      ===========    ======    =========  ==========
Mortgage-backed securities:
    Agency mortgage-backed
      securities                      $89,478,363   133,135  (1,788,541)  87,822,957
    Private Issue                       1,828,916        --     (13,466)   1,815,450
                                        ---------   -------     --------   ---------
                                      $91,307,279   133,135  (1,802,007)  89,638,407
                                      ===========   =======  ===========  ==========

The amortized cost, unrealized gains and losses, and approximate fair values of securities available for sale at June 30, 1996 are as follows:

                                                     Gross        Gross
                                                  unrealized   unrealized    Estimated
                                         Cost        gains       losses     fair value
                                         ----        -----       ------     ----------
Investment securities:
    U. S. Treasury securities            $499,761       136      (6,335)     493,562
    U. S. Agency securities            15,000,000        --    (234,782)  14,765,218
    Municipal bonds                     2,351,000    66,096     (80,475)   2,336,621
    Mutual funds                        2,792,707       842    (243,606)   2,549,943
                                        ---------    ------    ---------   ---------
                                      $20,643,468    67,074    (565,198)  20,145,344
                                      ===========    ======    =========  ==========
Mortgage-backed securities:
    Agency mortgage-backed
      securities                      $96,808,239       91,843  (2,132,571)  94,767,511
    Private Issue                       1,828,948           --     (45,348)   1,783,600
                                        ---------           --     --------   ---------
                                      $98,637,187       91,843  (2,177,919)  96,551,111
                                      ===========       ======  ===========  ==========

      Gross gains of $319 and no losses were realized on the sale of investment securities available for sale during the three months ended September 30, 1996. Gross gains of $3,456 and no losses were realized on mortgage-backed securities available for sale during the same period. Gross losses of $962 and no gains were realized on the sale of mortgage-backed securities held to maturity sold during the three month period ended September 30, 1996. Such sales meet the conditions for being considered maturities for purposes of the classification of securities under the provisions of Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities."

      6.   Regulatory  Capital:
           --------------------
      The Bank is required to meet three FIRREA-enacted capital regulations: a tangible capital requirement (stockholders' equity adjusted for the effects of intangibles, investments and advances to nonincludable subsidiaries and other factors) equal to not less than 1.5% of tangible assets (as defined in the regulations), a core capital requirement (tangible capital adjusted for supervisory goodwill and other defined factors) equal to not less than 3% of tangible assets, and a risk-based capital requirement equal to at least 8.0% of all risk-weighted assets. For risk-weighting, selected assets are given a risk assignment of 0% to 100%. The Bank's total risk-weighted assets at September 30, 1996 were $199,017,400.

      The following table demonstrates as of September 30, 1996, the extent to which the Bank exceeds in dollars and in percent, the three minimum capital requirements.

                                                                        Excess of Actual
                                      Actual            Required        over Requirement
                                      ------            --------        ----------------
Tangible Capital:
    $ amount                        $26,796,456         $5,684,172         $21,112,284
    % of tangible assets                  7.07%                1.5%               5.57%
Core Capital:
    $ amount                        $26,796,456        $11,368,343         $15,428,113
    % of adjusted tangible assets         7.07%                3.0%               4.07%
Risk-Based Capital:
    $ amount                       $28,078,016         $15,921,392         $12,156,624
    % of risk-weighted assets            14.11%                8.0%               6.11%


      Generally accepted accounting principles (GAAP) capital differs from tangible, core, and risk-based capital at September 30, 1996 and June 30, 1996 as a result of the following:


                                                 September 30,    June 30,
                                                     1996           1996
                                                     ----           ----

Consolidated capital measured by GAAP             $30,930,413  $30,703,664
    Less Holding Company assets                       464,724      381,049
                                                      -------      -------
Bank capital measured by GAAP                      30,465,689   30,322,615
    Non-includable assets of subsidiary              (594,181)    (582,180)
    Goodwill                                       (4,292,500)  (4,377,500)
    Unrealized losses on certain available
        for sale securities                         1,217,448    1,443,069
                                                    ---------    ---------
Tangible and core capital                          26,796,456   26,806,004
    General valuation reserves                      1,281,560    1,180,866
                                                    ---------    ---------
Risk-based capital                                $28,078,016  $27,986,870
                                                  ===========  ===========


7. SAIF Special  Assessment:
   -------------------------

      The thrift deposits of the Bank are insured by the Savings Association Insurance Fund (SAIF), one of two funds administered by the Federal Deposit Insurance Corporation (FDIC). The Bank currently pays premiums of approximately 0.23% of thrift deposits. The Deposit Insurance Funds Act of 1996 ("Funds Act") was enacted in September, 1996. The purpose of the Funds Act was to impose a special assessment of 0.657% of SAIF-assessable deposits as of March 31, 1995 in order to recapitalize the SAIF. The special assessment resulted in an additional after-tax expense of approximately $838,000 or $0.55 per common share during the quarter ended September 30, 1996.

      8. Recent Accounting Statements:
         -----------------------------

      In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No.

      122 generally requires that mortgage banking enterprises, which includes the Bank, recognize as a separate asset rights to service mortgage loans for others, regardless of how those servicing rights are acquired. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights be assessed for impairment based on the fair value of the mortgage servicing rights. The provisions of SFAS No. 122 are to be applied prospectively in fiscal years beginning after December 31, 1995, to transactions in which the Bank sells or securitizes mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those purchased before the adoption of this statement. The Bank adopted the provisions of SFAS No. 122 on July 1, 1996, and adoption did not have a material effect on the Bank's consolidated financial position or results of operations.

      On September 30, 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 provides that long-lived assets and identifiable intangibles should be reviewed for impairment whenever events or circumstances provide evidence that suggests the carrying amount of the asset may not be recoverable. The determination of whether an asset is impaired is based on undiscounted cash flows. An impairment, if any, is measured based on the fair value of the asset, if readily determinable. Otherwise impairment would be measured based on the present value of the expected future net cash flows calculated using either a market interest rate or the entity's incremental borrowing rate. SFAS No. 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995, although earlier application is encouraged. The Bank adopted the provisions of SFAS No. 121 on July 1, 1996 and adoption did not have a material effect on the financial position or results of operations of the Bank.

      In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 defines a "fair value based method" of accounting for an employee stock option whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. The FASB encourages all entities to adopt the fair value based method, however, it will allow entities to continue the use of the "intrinsic value based method" prescribed by previous pronouncements. Under the intrinsic value based method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. However, most stock option plans have no intrinsic value at the grant date, and, as such, no compensation cost is recognized under previous pronouncements. Entities electing to continue use of the accounting treatment of previous announcements must make certain pro forma disclosures as if the fair value based method had been applied. SFAS No. 123 is effective for financial statements issued for fiscal years beginning after December 31, 1995. The Bank adopted the provisions of SFAS No. 123 on July 1, 1996. Management's current intention is to not adopt the fair value based method of accounting.

      9.  Proposed  Merger:
          -----------------

      On September 24, 1996, Security Bancorp signed a definitive agreement to merge with and into WesterFed Financial Corporation (Westerfed). The total purchase price is approximately $44.0 million, subject to certain adjustments. Completion of the merger, which will be treated as a purchase for accounting purposes, is subject to various approvals by regulators and shareholders of both companies, as well as the satisfaction of certain other conditions.


      Under the terms of the agreement, Security Bancorp shareholders may elect to receive for each share of Security Bancorp common stock $30 in cash, a number of shares of Westerfed common stock or a combination of cash and stock, provided the total consideration to Security Bancorp shareholders consists of between 40-45% stock and 55-60% cash. Subject to satisfaction of the various conditions, closing of the merger is scheduled to occur on or before March 31, 1997.

                                                               Appendix I

================================================================================



                          AGREEMENT AND PLAN OF MERGER

                                     BETWEEN

                         WESTERFED FINANCIAL CORPORATION

                                       AND

                                SECURITY BANCORP

                         DATED AS OF SEPTEMBER 24, 1996



================================================================================

                          AGREEMENT AND PLAN OF MERGER

                                TABLE OF CONTENTS

ARTICLE I ..........................................................................................    8

   SECTION 1.01 EFFECTS OF THE MERGER ..............................................................    8

   SECTION 1.02 CONVERSION OF STOCK ................................................................    9

   SECTION 1.03 CONVERSION ELECTION PROCEDURES .....................................................    9

   SECTION 1.04 TIME AND PLACE OF CLOSING ..........................................................   12

   SECTION 1.05 EXCHANGE OF SECURITY COMMON STOCK ..................................................   13

   SECTION 1.06 MERGER OF SECURITY BANK, FSB .......................................................   14

ARTICLE II .........................................................................................   15

   SECTION 2.01 ORGANIZATION .......................................................................   15

   SECTION 2.02 AUTHORIZATION ......................................................................   15

   SECTION 2.03 CONFLICTS ..........................................................................   15

   SECTION 2.04 ANTI-TAKEOVER PROVISIONS INAPPLICABLE ..............................................   16

   SECTION 2.05 CAPITALIZATION .....................................................................   16

   SECTION 2.06 WESTERFED FINANCIAL STATEMENTS; MATERIAL CHANGES ...................................   16

   SECTION 2.07 WESTERFED SUBSIDIARIES .............................................................   17

   SECTION 2.08 WESTERFED FILINGS ..................................................................   18

   SECTION 2.09 WESTERFED REPORTS ..................................................................   18

   SECTION 2.10 COMPLIANCE WITH LAWS ...............................................................   19

   SECTION 2.11 DISCLOSURE .........................................................................   19

   SECTION 2.12 LITIGATION .........................................................................   19

   SECTION 2.13 LICENSES ...........................................................................   20

   SECTION 2.14 TAXES ..............................................................................   20

   SECTION 2.15 INSURANCE ..........................................................................   21

   SECTION 2.16 LOANS; INVESTMENTS .................................................................   21

   SECTION 2.17 ALLOWANCE FOR POSSIBLE LOAN LOSSES .................................................   22

   SECTION 2.18 WESTERFED BENEFIT PLANS ............................................................   23

   SECTION 2.19 COMPLIANCE WITH ENVIRONMENTAL LAWS .................................................   24

   SECTION 2.20 SUBMISSION OF DOCUMENTS ............................................................   25

   SECTION 2.21 DEFAULTS ...........................................................................   26

   SECTION 2.22 OPERATIONS SINCE JUNE 30, 1996 .....................................................   26

   SECTION 2.23 CORPORATE RECORDS ..................................................................   26

   SECTION 2.24 UNDISCLOSED LIABILITIES ............................................................   26

   SECTION 2.25 ASSETS .............................................................................   27

   SECTION 2.26 INDEMNIFICATION ....................................................................   27

   SECTION 2.27 INSIDER INTERESTS ..................................................................   27

ARTICLE III ........................................................................................   28

   SECTION 3.01 ORGANIZATION .......................................................................   28

   SECTION 3.02 AUTHORIZATION ......................................................................   28

   SECTION 3.03 CONFLICTS ..........................................................................   28

   SECTION 3.04 ANTI-TAKEOVER PROVISIONS INAPPLICABLE ..............................................   29

   SECTION 3.05 CAPITALIZATION AND STOCKHOLDERS ....................................................   29

   SECTION 3.06 SECURITY FINANCIAL STATEMENTS; MATERIAL CHANGES ....................................   30

   SECTION 3.07 SECURITY SUBSIDIARIES ..............................................................   30

   SECTION 3.08 SECURITY FILINGS ...................................................................   31

   SECTION 3.09 SECURITY REPORTS ...................................................................   31

   SECTION 3.10 COMPLIANCE WITH LAWS ...............................................................   31

   SECTION 3.11 DISCLOSURE .........................................................................   32

   SECTION 3.12 LITIGATION .........................................................................   32

   SECTION 3.13 LICENSES ...........................................................................   33

   SECTION 3.14 TAXES ..............................................................................   33

   SECTION 3.15 INSURANCE ..........................................................................   34

   SECTION 3.16 LOANS; INVESTMENTS .................................................................   34

   SECTION 3.17 ALLOWANCE FOR POSSIBLE LOAN LOSSES .................................................   35

   SECTION 3.18 SECURITY BENEFIT PLANS .............................................................   36

   SECTION 3.19 COMPLIANCE WITH ENVIRONMENTAL LAWS .................................................   38

   SECTION 3.20 CONTRACTS AND COMMITMENTS ..........................................................   39

   SECTION 3.21 DEFAULTS ...........................................................................   42

   SECTION 3.22 OPERATIONS SINCE JUNE 30, 1996 .....................................................   42

   SECTION 3.23 CORPORATE RECORDS ..................................................................   44

   SECTION 3.24 UNDISCLOSED LIABILITIES ............................................................   44

   SECTION 3.25 ASSETS .............................................................................   44

   SECTION 3.26 INDEMNIFICATION ....................................................................   45

   SECTION 3.27 INSIDER INTERESTS ..................................................................   45

ARTICLE IV .........................................................................................   46

   SECTION 4.01 BUSINESS IN ORDINARY COURSE ........................................................   46

   SECTION 4.02 CONFORMING ACCOUNTING AND RESERVE POLICIES; RESTRUCTURING EXPENSES .................   49

   SECTION 4.03 CERTAIN ACTIONS ....................................................................   50

ARTICLE V ..........................................................................................   51

   SECTION 5.01 INSPECTION OF RECORDS; CONFIDENTIALITY .............................................   50

   SECTION 5.02 REGISTRATION STATEMENT; STOCKHOLDER APPROVAL .......................................   51

   SECTION 5.03 AFFILIATE LETTERS ..................................................................   52

   SECTION 5.04 BROKERS ............................................................................   52

   SECTION 5.05 COOPERATION ........................................................................   52

   SECTION 5.06 REGULATORY APPLICATIONS ............................................................   52

   SECTION 5.07 FINANCIAL STATEMENTS AND REPORTS ...................................................   53

   SECTION 5.08 NOTICE .............................................................................   53

   SECTION 5.09 PRESS RELEASE ......................................................................   53

   SECTION 5.10 DELIVERY OF SUPPLEMENTS TO DISCLOSURE SCHEDULES ....................................   53

   SECTION 5.11 LITIGATION MATTERS .................................................................   54

   SECTION 5.12 NOTICE OF MATERIAL ADVERSE EFFECT ..................................................   54

   SECTION 5.13 OPTIONS; EMPLOYMENT AGREEMENTS; BENEFITS AND RELATED MATTERS .......................   54

   SECTION 5.14 EXTENT OF KNOWLEDGE ................................................................   55

   SECTION 5.15 TAX TREATMENT ......................................................................   56

   SECTION 5.16 STOCK EXCHANGE LISTING .............................................................   56

   SECTION 5.17 DIRECTORS' AND OFFICERS' INDEMNIFICATION INSURANCE .................................   56

ARTICLE VI .........................................................................................   56

   SECTION 6.01 CONDITIONS TO THE OBLIGATIONS OF WESTERFED .........................................   56

   SECTION 6.02 CONDITIONS TO THE OBLIGATIONS OF SECURITY ..........................................   57

   SECTION 6.03 CONDITIONS TO THE OBLIGATIONS OF THE PARTIES .......................................   58

ARTICLE VII ........................................................................................   59

   SECTION 7.01 TERMINATION ........................................................................   59

   SECTION 7.02 LIABILITIES AND REMEDIES ...........................................................   60

   SECTION 7.03 SURVIVAL OF AGREEMENTS .............................................................   61

   SECTION 7.04 AMENDMENT ..........................................................................   61

   SECTION 7.05 WAIVER .............................................................................   61

ARTICLE VIII .......................................................................................   62

   SECTION 8.01 SURVIVAL ...........................................................................   62

   SECTION 8.02 NOTICES ............................................................................   62

   SECTION 8.03 APPLICABLE LAW .....................................................................   63

   SECTION 8.04 HEADINGS, ETC ......................................................................   63

   SECTION 8.05 SEVERABILITY .......................................................................   63

   SECTION 8.06 ENTIRE AGREEMENT; BINDING EFFECT; NON-ASSIGNMENT; COUNTERPARTS .....................   63

                          AGREEMENT AND PLAN OF MERGER

         This AGREEMENT AND PLAN OF MERGER (the "Agreement") being made and entered into as of the 24th day of September 1996, by and between WesterFed Financial Corporation, a Delaware corporation ("WesterFed"), and Security Bancorp, a Montana corporation ("Security").

                                WITNESSETH THAT:

         WHEREAS, WesterFed and Security are registered savings and loan holding companies under the Home Owner's Loan Act, as amended ("HOLA");

         WHEREAS, the Boards of Directors of WesterFed and Security deem it advisable and in the best interests of the stockholders of WesterFed and Security that WesterFed and Security become affiliated by causing Security to be merged with and into, and under the charter of, WesterFed in accordance with the applicable corporation law of the States of Delaware and Montana ("Corporate Law") with WesterFed deemed to be the continuing and surviving entity (the "Merger"), pursuant to which the stockholders of Security (other than holders of Excluded Shares (as defined in Section 1.02(b)) and Dissenting Shares (as defined in Section 1.03(i))) will receive shares of common stock, $.01 par value per share, of WesterFed ("WesterFed Common Stock") or cash, or a combination of both as provided herein, in exchange for their shares of common stock, $1.00 par value per share, of Security ("Security Common Stock"); and

         WHEREAS, WesterFed and Security desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also desire to set forth various conditions precedent to the Merger.

         NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, the parties agree as follows:

                                   DEFINITIONS

         (A) DEFINITIONS. Capitalized terms used in this Agreement have the following meanings:

         "Acquisition Transaction" means any of the following: (i) a merger or consolidation, or any similar transaction (other than the Merger) of any company with either Security or any Security Subsidiary; (ii) a purchase, lease or other acquisition of all or substantially all the assets of either Security or any Security Subsidiary; (iii) a purchase or other acquisition of "beneficial ownership" by any "person" or "group" (as such terms are defined in Section 13(d)(3) of the Securities Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing more than 24.9% of the voting power of either Security or any Security Subsidiary, but excluding the acquisition of beneficial ownership by any employee benefit plan maintained or sponsored by Security; (iv) a tender or exchange offer to acquire securities representing 19.9% or more of the voting power of Security; (v) a public proxy or consent solicitation made to stockholders of Security seeking proxies in opposition to any proposal relating to any of the transactions contemplated by this Agreement; (vi) the filing of an application or notice with the Federal Reserve Board, the OCC, the OTS, or any other federal or state regulatory authority (which application has been accepted for processing) seeking approval to engage in one or more of the transactions referenced in clauses (i) through (iv) above; or (vii) the making of a bona fide offer to the Board of Directors of Security by written communication, that is or becomes the subject of public disclosure, to engage in one or more of the transactions referenced in clauses (i) through (v) above.

         "Additional Stock Election Shares" has the meaning assigned to such term in Section 1.03(e)(i)(B).

         "Aggrieved Party" has the meaning assigned to such term in Section 7.02(a).

         "Agreement" has the meaning assigned to such term in the introductory paragraph of this Agreement.

         "Average WesterFed Stock Price" means the average (rounded down to the nearest whole cent) of the closing per-share price of WesterFed Common Stock on the National Association of Securities Dealers Automated Quotations system ("Nasdaq") for the twenty (20) consecutive trading days commencing on and including the thirtieth trading day immediately prior to the date of Closing.

         "Bank Merger" has the meaning assigned to such term in Section 1.06.

         "Bank Plan of Merger" has the meaning assigned to such term in Section 1.06.

         "Breaching Party" has the meaning assigned to such term in Section 7.02(a).

         "Cash Distribution" has the meaning assigned to such term in Section 1.02(b)(i).

         "Cash Election Shares" has the meaning assigned to such term in Section 1.03(b).

         "Certificates" has the meaning assigned to such term in Section
1.05(a).

         "Certification" has the meaning assigned to such term in Section
1.03(a).

         "Change in Control Benefit" has the meaning assigned to such term in
Section 3.18(a).

         "Closing" has the meaning assigned to such term in Section 1.04(a).

         "Closing Date" has the meaning assigned to such term in Section
1.04(a).

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Continuing Employees" has the meaning assigned to such term in Section 5.13(d).

         "Corporate Law" has the meaning assigned to such term in the recitals to this Agreement.

         "Derivative Securities" means interest rate swaps, caps, floors, option agreements, and other interest rate management arrangements and other instruments generally known as "derivatives", "structures notes", "high risk mortgage derivatives", "capped floating rate notes", or "capped floating rate mortgage derivatives".

         "Dissenting Shares" has the meaning assigned to such term in Section 1.03(i).

         "Effective Time" has the meaning assigned to such term in Section 1.01(c).

         "Election Deadline" means the date of the Security Stockholders'
Meeting.

         "Election Form" has the meaning assigned to such term in Section
1.03(a).

         "Environmental Laws" means all laws (civil or common), ordinances, rules, regulations, guidelines, and orders that: (a) regulate air, water, soil, and solid waste management, including the generation, release, containment, storage, handling, transportation, disposition, or management of any Hazardous Substance; (b) regulate or prescribe requirements for air, water, or soil quality; (c) are intended to protect public health or the environment; or (d) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substance.

         "ERISA" means the Employee Retirement Income Security Acts of 1974, as amended.

         "Exchange Agent" means a bank or trust company or affiliate thereof selected by WesterFed and reasonably acceptable to Security to effect the exchange of the Certificates for the Merger Consideration.

         "Exchange Ratio" means $30.00 divided by the Average WesterFed Stock Price, except that (a) if the Average WesterFed Stock Price is equal to or less than $13.05, then the Exchange Ratio shall be 2.2989, (b) if the Average WesterFed Stock Price is equal to or more than $15.95 but not greater than $17.50, then the Exchange Ratio shall be 1.8809, (c) if the Average WesterFed Stock Price exceeds $17.50 and no Triggering Event has occured, then the Exchange Ratio shall be determined by dividing $32.91 by the Average WesterFed Stock Price, and (d) if the Average WesterFed Stock Price exceeds $17.50 and a Triggering Event has occured, then the Exchange Ratio shall be 1.88. The calculation of the Exchange Ratio shall be rounded to two decimal places.

         "Excluded Shares" has the meaning assigned to such term in Section 1.02(b).

         "FDIC" means the Federal Deposit Insurance Corporation.

         "FHLB" has the meaning assigned to such term in Section 4.01(b)(vi).

         "GAAP" means generally accepted accounting principles.

         "Hazardous Substance" has the meaning set forth in Section 9601 of the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C.A., Section 9601 et seq., and also includes any substance now or hereafter regulated by or subject to any Environmental Laws and any other pollutant, contaminant, or waste, including petroleum, asbestos, fiberglass, radon, and polychlorinated biphenyls.

         "HOLA" means the Home Owner's Loan Act, as amended.

         "Liabilities" has the meaning assigned to such term in Section 2.24.

         "Material Adverse Effect" with respect to an entity means any condition, event, change or occurrence that has or may reasonably be expected to have a material adverse effect on the condition (financial or otherwise), properties, assets, business, deposit liabilities, operations or results of operations, of such entity on a consolidated basis, it being understood that a Material Adverse Effect shall not include: (i) a change with respect to, or effect on, such entity and its Subsidiaries resulting from a change in law, rule, regulation, GAAP or regulatory accounting principles, as such would apply to the financial statements of such entity on a consolidated basis (ii) a change with respect to, or effect on, such entity and its Subsidiaries resulting from expenses (such as legal, accounting and investment bankers' fees) incurred in connection with this Agreement; (iii) a change with respect to, or effect on, such entity and its Subsidiaries resulting from any other matter affecting depository institutions generally including changes in general economic conditions and changes in prevailing interest and deposit rates; (iv) any one-time special insurance premium assessed by the FDIC on deposits insured by the SAIF; or (v) in the case of Security, any financial change resulting from adjustments taken pursuant to Section 4.02 hereof.

         "Maximum Stock Consideration Shares" means the number of shares of WesterFed Common Stock with a market value (calculated at the Average WesterFed Stock Price) equal to 45% of the aggregate Merger Consideration.

         "Merger" has the meaning assigned to such term in the recitals to this Agreement.

         "Merger Consideration" has the meaning assigned to such term in Section 1.02(b).

         "Minimum Stock Consideration Shares" means the number of shares of WesterFed Common Stock with a market value (calculated at the Average WesterFed Stock Price) equal to 40% of the aggregate Merger Consideration.

         "Mortgaged Premises" has the meanings assigned to such term in Section 2.19(c) and Section 3.19(c), as applicable.

         "NASD" means the National Association of Securities Dealers.

         "No Election Shares" has the meaning assigned to such term in Section 1.03(c).

         "OTS" means the Office of Thrift Supervision.

         "Participating Facility" has the meanings assigned to such term in
Section 2.19(c) and Section 3.19(c), as applicable.

         "PBGC" has the meaning assigned to such term in Section 2.18(e).

         "Proxy Statement" has the meaning assigned to such term in Section
2.03.

         "Registration Statement" has the meaning assigned to such term in
Section 2.03.

         "REO" has the meaning assigned to such term in Section 2.16(a).

         "SAIF" means the FDIC's Savings Association Insurance Fund.

         "SEC" means the Securities & Exchange Commission.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Security" means Security Bancorp, a Montana corporation.

         "Security Bank" has the meaning assigned to such term in Section
3.07(c).

         "Security Benefit Plans" has the meaning assigned to such term in
Section 3.18(a).

         "Security Common Stock" has the meaning assigned to such term in the recitals to this Agreement.

         "Security Disclosure Schedule" has the meaning assigned to such term in
Section 3.03.

         "Security Financial Statements" has the meaning assigned to such term in Section 3.06.

         "Security Permitted Lien" has the meaning assigned to such term in
Section 3.22(c).

         "Security Premises" has the meaning assigned to such term in Section 3.19(b).

         "Security Qualified Plans" has the meaning assigned to such term in
Section 3.18(b).

         "Security Stock Options" has the meaning assigned to such term in
Section 3.05(b).

         "Security Stock Option Plan" has the meaning assigned to such term in
Section 3.05(b).

         "Security Stockholders' Meeting" has the meaning assigned to such term in Section 2.03.

         "Security Subsidiary" means each corporation, savings bank, association, and other entity in which Security owns or controls directly or indirectly 10% or more of the outstanding equity securities; provided, however, there shall not be included any such entity acquired in good faith through foreclosure, or any such entity to the extent that the equity securities of such entity are owned or controlled in a bona fide fiduciary capacity.

         "Stock Distribution" has the meaning assigned to such term in Section 1.02(b)(ii).

         "Stock Election Shares" has the meaning assigned to such term in
Section 1.03(b).

         "Stockholders' Meetings" means the WesterFed Stockholders' Meeting and the Security Stockholders' Meeting.

         "Subsidiaries" has the meaning assigned to such term in Section 1.02.

         "Surviving Corporation" has the meaning assigned to such term in
Section 1.01(a).

         "Tax" and "Taxes" include any federal, state, local or foreign income, leasing, franchise, excise, gross receipts, sales, use, occupational, employment, real property, ad valorem, tangible and intangible personal property and state taxes, payments in lieu of taxes, levies, duties, imposts, business, operations or financial condition assessments, fees, charges and withholdings of any nature whatsoever, together with any related penalties, fines, additions to tax and interest thereon.

         "Triggering Event" means any of the following: (i) a merger or consolidation, or any similar transaction (other than the Merger) of any company with either WesterFed or Western; (ii) a purchase, lease or other acquisition of all or substantially all the assets of either WesterFed or Western; (iii) a purchase or other acquisition of "beneficial ownership" by any "person" or "group" (as such terms are defined in Section 13(d)(3) of the Securities Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing more than 24.9% of the voting power of either WesterFed or Western, but excluding the acquisition of beneficial ownership by any employee benefit plan maintained or sponsored by WesterFed; (iv) a tender or exchange offer to acquire securities representing 19.9% or more of the voting power of WesterFed; (v) the filing of an application or notice with the Federal Reserve Board, the OCC, the OTS, or any other federal or state regulatory authority (which application has been accepted for processing) seeking approval to engage in one or more of the transactions referenced in clauses (i) through
(iv) above; or (vi) the making of a bona fide offer to the Board of Directors of WesterFed by written communication, that is or becomes the subject of public disclosure, to engage in one or more of the transactions referenced in clauses
(i) through (v) above.

         "WesterFed" means WesterFed Financial Corporation, a Delaware corporation.

         "WesterFed Benefit Plans" means all compensation, consulting, employment, termination or collective bargaining, stock option, stock purchase, stock appreciation right, management recognition plan, life, health, accident or other insurance, bonus, deferred or incentive compensation, severance or separation agreements or any other agreements providing any payment or benefit resulting from a change in control, profit-sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees, former employees, directors or former directors of WesterFed or any WesterFed Subsidiary or their respective beneficiaries, including any employee benefit plans within the meaning of Section 3(3) of ERISA which WesterFed or any WesterFed Subsidiary maintains, to which WesterFed or any WesterFed Subsidiary contributes, or under which any employee, former employee, director or former director of WesterFed or any WesterFed Subsidiary is covered or has benefit rights and pursuant to which any liability of WesterFed or any WesterFed Subsidiary exists or is reasonably likely to occur, provided that the term "Plan or "Plans" is used in this Agreement for convenience only and does not constitute an acknowledgment that a particular arrangement is an employee benefit plan within the meaning of Section 3(3) of ERISA.

         "WesterFed Common Stock" has the meaning assigned to such in the recitals to this Agreement.

         "WesterFed Disclosure Schedule" has the meaning assigned to such term in Section 2.03.

         "WesterFed Financial Statements" has the meaning assigned to such term in Section 2.06.

         "WesterFed Option Plans" means the employee and director stock option plans described in Section 2.18 of the WesterFed Disclosure Schedule.

         "WesterFed Premises" has the meaning assigned to such term in Section 2.19(b).

         "WesterFed Qualified Plans" has the meaning assigned to such term in
Section 2.18(b).

         "WesterFed Stockholders' Meeting" has the meaning assigned to such term in Section 2.03.

         "WesterFed Subsidiary" means each corporation, financial institution and other entity in which WesterFed own or controls directly or indirectly 10% or more of the outstanding equity securities, excluding (i) any such entity acquired in good faith through foreclosure, and (ii) any such entity to the extent that the equity securities of such entity are owned or controlled in a bona fide fiduciary capacity.

         "Western" means Western Federal Savings Bank of Montana.

         (B) GENERAL INTERPRETATION. Except as otherwise expressly provided in this Agreement or unless the context clearly requires otherwise, the terms defined in this Agreement include the plural as well as the singular; the words "hereof," "herein", "hereunder", "in this Agreement" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; references in this Agreement to Articles, Sections , Schedules, and Exhibits refer to Articles and Sections of and Schedules and Exhibits to this Agreement; and pronouns used in this Agreement include the masculine, feminine and neuter gender. Unless the context clearly requires otherwise, whenever the words "include", "includes", or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". All accounting terms used in this Agreement that are not expressly defined in this Agreement have the respective meanings given to them in accordance with GAAP.

                                   ARTICLE I.

                                   THE MERGER

         SECTION 1.01 EFFECTS OF THE MERGER.

                  (a) SURVIVING CORPORATION. Subject to the terms and conditions of this Agreement, Security shall be merged with and into, and under the charter of, WesterFed at the Effective Time in accordance with the Corporate Law with WesterFed being the continuing and surviving corporation (sometimes referred to hereinafter as the "Surviving Corporation"), and the separate existence of Security shall cease.

                  (b) ADDITIONAL ACTIONS. If, at any time after the Effective Time, WesterFed shall consider or be advised that any further deeds, assignments or assurances or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Security or (b) otherwise carry out the purposes of this Agreement, Security and each of its officers and directors, shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances and to do all acts necessary or desirable to vest, perfect or confirm title and possession to such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of Security or otherwise to take any and all such action.

                  (c) EFFECTIVE TIME. The Merger shall become effective when the Certificate [Articles] of Merger shall be accepted for filing by the Secretaries of State of the States of Delaware and Montana (the "Effective Time"). On the Closing Date, the parties shall execute, acknowledge and file, in accordance with the Corporate Law, the Certificate [Articles] of Merger.

                  (d) RIGHTS AND LIABILITIES. The Surviving Corporation shall be called "WesterFed Financial Corporation", and shall possess all of the properties, privileges, immunities, powers, franchises and rights of a public as well as a private nature and be subject to all of the liabilities, restrictions and duties of WesterFed and Security and be governed by the laws of the State of Delaware.

                  (e) CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of WesterFed shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with the provisions thereof and the applicable Corporate Law.

                  (f) BYLAWS. The Bylaws of WesterFed in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until altered, amended or repealed as provided therein, or in the Certificate of Incorporation of the Surviving Corporation or the applicable Corporate Law.

                  (g) DIRECTORS AND OFFICERS. The directors of the Surviving Corporation shall be the persons who were directors immediately prior to the Effective Time as well as two current directors of Security selected by WesterFed after consulting with the Board of Directors of Security. The officers of the Surviving Corporation shall be the persons who were officers of WesterFed immediately prior to the Effective Time as well as one current officer of Security selected by WesterFed after consulting with the Board of Directors of Security.

         SECTION 1.02 CONVERSION OF STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of WesterFed or Security:

                  (a) Each share of WesterFed Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding.

                  (b) Subject to Section 1.03 hereof, the shares of Security Common Stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into either

                           (i) the right to receive an amount in cash equal to
                  $30.00 per share (the "Cash Distribution"), or

                           (ii) the right to receive a number of shares of
                  WesterFed Common Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Security Common Stock to be converted ("Stock Distribution"),

in such proportions as the holder thereof shall elect or be deemed to have elected as provided in Section 1.03 of this Agreement (the aggregate of the Cash Distributions and the Stock Distributions payable or issuable pursuant to the Merger is sometimes hereinafter referred to as the "Merger Consideration"); provided, however, that any shares of Security Common Stock held by Security or any of its "Subsidiaries" (as defined in Rule 1.02 of Regulation S-X promulgated by the SEC), or by WesterFed or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be cancelled and shall not be exchanged for the Merger Consideration ("Excluded Shares").

         SECTION 1.03 CONVERSION ELECTION PROCEDURES.

                  (a) Concurrently with the mailing of the Proxy Statement to the stockholders of Security, WesterFed shall cause the Exchange Agent to mail to each holder of record of Security Common Stock a form of election (an "Election Form") on which such holder shall make the election as provided for in
Section 1.03(b) of this Agreement. Each Election Form provided to a holder of Security Common Stock shall incorporate a certificate substantially in the form of Exhibit A hereto (the "Certification"). WesterFed shall cause an Election Form and other appropriate materials for purposes of making the election provided for in Section 1.03(b) of this Agreement to be sent to each holder of Security Common Stock who Security advised WesterFed has become a holder after the record date of the Security Stockholders' Meeting.

                  (b) Each Election Form shall specify the type and amount of Merger Consideration receivable for each share of Security Common Stock and shall permit a holder to elect to receive, as provided in Section 1.02 of this Agreement, (i) the Cash Distribution for all of his shares (in which case, such holder's shares shall be deemed to be and shall be referred to herein as "Cash Election Shares"), (ii) the Stock Distribution for all of his shares (in which case, such holder's shares shall be deemed to be and shall be referred to herein as "Stock Election Shares"), or (iii) the Cash Distribution for those shares designated by the holder as Cash Election Shares and the Stock Distribution for the holder's remaining shares.

                  (c) Any shares of Security Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election to receive either the Cash Distribution or the Stock Distribution (such holder's shares being deemed to be and shall be referred to herein as "No Election Shares") by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed to be Cash Election Shares, except as otherwise set forth in Section 1.03(e). Any holder of 1% or more of the Security Common Stock (determined as of the Closing Date) that shall not, on or before the Election Deadline, have delivered to the Exchange Agent a properly executed Certification (or such other representations as Silver, Friedman & Taff, L.L.P., in its sole discretion, shall deem acceptable) shall be deemed to have made a timely election to receive the Cash Distribution, and all shares of Security Common Stock held by such holder shall be deemed to be Cash Election Shares for all purposes of this Agreement, including this Section 1.03. (The parties acknowledge that the foregoing sentence will preclude a holder that acquires additional shares of Security Common Stock and becomes a holder of 1% or more of such shares after the Election Deadline from receiving the Stock Distribution.)

                  (d) Any election for purposes of Section 1.03(b) of this Agreement shall be effective only if the Exchange Agent shall have received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form or any other person to whom the subject shares are subsequently transferred by written notice by such person to the Exchange Agent at or prior to the Election Deadline. All Election Forms shall be deemed to be revoked if the Exchange Agent is notified in writing by either WesterFed or Security that this Agreement has been terminated in accordance with its terms. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation is effective, consistent with the duty of the Exchange Agent to give effect to such elections, modifications or revocations to the maximum extent possible.

                  (e) As soon as practicable after the Effective Time, WesterFed shall cause the Exchange Agent to allocate among the holders of Security Common Stock the rights to receive the Cash Distribution or the Stock Distribution pursuant to the Merger as follows:

                  (i) if the number of shares of WesterFed Common Stock distributable in respect of the Stock Election Shares is less than the number of the Minimum Stock Consideration Shares, then

                           (A) First, all Stock Election Shares will be
                  converted into the right to receive the Stock Distribution;

                           (B) Second, the Exchange Agent shall convert all No
                  Election Shares to Stock Election Shares ("Additional Stock Election Shares") and exchange the same for the Stock Distribution, provided that the aggregate number of Stock Election Shares (including Additional Stock Election Shares) is equal or approximately equal to the number of Maximum Stock Consideration Shares; in the event that conversion of all No Election Shares to Additional Stock Election Shares would cause the aggregate number of Stock Election Shares (including Additional Stock Election Shares) to exceed the number of Maximum Stock Consideration Shares, the number of No Election Shares converted to Additional Stock Election Shares and exchanged for the Stock Distribution shall be reduced so that the aggregate number of Stock Election Shares (including Additional Stock Election Shares) equals or approximately equals the number of Maximum Stock Consideration Shares, with the aggregate Additional Stock Election Shares created upon the conversion of No Election Shares being allocated pro rata to each holder of No Election Shares in the proportion that the total No Election Shares of such holder bear to the total number of No Election Shares of all holders;

                           (C) Third, in the event that conversion of all No
                  Election Shares to Additional Stock Election Shares pursuant to clause (B) of this Section 1.03(e)(i) would cause the aggregate number of Stock Election Shares (including Additional Stock Election Shares) to be less than the number of Minimum Stock Consideration Shares, the Exchange Agent (in addition to converting all No Election Shares) shall convert a number of Cash Election Shares (excluding shares tendered by holders of less than 100 shares) to Stock Election Shares and exchange the same for the Stock Distribution such that the aggregate number of Stock Election Shares (including Additional Stock Election Shares) shall equal or be approximately equal to the number of Minimum Stock Consideration Shares, with the aggregate Stock Election Shares that are to be created upon the conversion of Cash Election Shares being allocated pro rata to each holder of Cash Election Shares in the proportion that the total Cash Election Shares of such holder bear to the total number of Cash Election Shares of all holders (excluding each holder of less than 100 shares); and

                           (D) Fourth, after the allocations set forth in
                  clauses (A) through (C) of this Section 1.03(e)(i) have been made, all remaining shares of Security Common Stock (other than Dissenting Shares) shall be converted into the Cash Distribution.

                  (ii) if the number of shares of WesterFed Common Stock distributable in respect of the Stock Election Shares is greater than the number of Maximum Stock Consideration Shares, then:

                           (A) all Cash Election Shares (including No Election
                  Shares) will be converted into the right to receive the Cash Distribution;

                           (B) the Exchange Agent will reallocate the Merger
                  Consideration payable to each holder of Stock Election Shares pro rata (based upon the number of Stock Election Shares owned by such holder, as compared with the total number of Stock Election Shares owned by all holders) such that the holders of the Stock Election Shares will receive, as Stock Distributions, the number of shares of WesterFed Common Stock which in the aggregate will be equal or approximately equal to the Maximum Stock Consideration Shares and will receive the balance of the Merger Consideration due to them in cash as Cash Distributions.

                  (f) The pro rata computations to be used by the Exchange Agent pursuant to this Section 1.03(e) shall be made by the Exchange Agent, in the reasonable exercise of its discretion.

                  (g) For purposes of this Section , Dissenting Shares shall be deemed to be Cash Election Shares.

                  (h) ACTIONS AFFECTING WESTERFED COMMON STOCK. If, prior to the Effective Time, shares of WesterFed Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or there occurs a distribution of warrants or rights with respect to WesterFed Common Stock, or a stock dividend, stock split or other general distribution of WesterFed Common Stock is declared with a record date prior to the Effective Time, then in any such event the Exchange Ratio shall be appropriately adjusted.

                  (i) DISSENTING SHARES. Any shares of Security Common Stock held by a holder who dissents from the Merger in accordance with the Corporate Law and becomes entitled to obtain payment for the fair value of such shares of Security Common Stock pursuant to the applicable provisions of the Corporate Law shall be herein called "Dissenting Shares." Notwithstanding any other provision of this Agreement, any Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to the Corporate Law. All payments in respect of Dissenting Shares shall be from funds of WesterFed and not from the acquired assets of Security.

         SECTION 1.04 TIME AND PLACE OF CLOSING.

                  (a) CLOSING; CLOSING DATE. The closing of the transactions contemplated by this Agreement (the "Closing") will be held on a date mutually agreed upon by WesterFed and Security (the "Closing Date"). In the absence of such agreement, the Closing shall be held on the tenth business day after the last to occur of: (i) the receipt of all consents and approvals of government regulatory authorities as legally required to consummate the Merger and the Bank Merger and the expiration of all applicable statutory waiting periods; and (ii) the requisite approval of the Merger by the stockholders of Security and WesterFed.

                  (b) CLOSING LOCATION.The closing shall take place at the offices of WesterFed or such other place as WesterFed and Security may mutually agree prior to the Closing Date.

         SECTION 1.05 EXCHANGE OF SECURITY COMMON STOCK.

                  (a) EXCHANGE PROCEDURES. As soon as practicable after the Effective Time, the Exchange Agent, who shall be appointed by WesterFed, shall mail to each holder of record of a certificate or certificates (other than certificates representing Dissenting Shares and Excluded Shares) which as of the Effective Time represented outstanding shares of Security Common Stock (the "Certificates"): (i) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or a lost certificate affidavit and bond in a form reasonably acceptable to the Exchange Agent); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent (or a lost certificate affidavit and bond in a form reasonably acceptable to the Exchange Agent), together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive within ten business days or as soon thereafter as is practicable, the Merger Consideration, without any interest thereon and subject to any required withholding of Taxes, into which the shares of Security Common Stock represented by the Certificate so surrendered shall have been converted pursuant to the provisions of this Agreement, and the Certificate so surrendered shall forthwith be delivered to the Surviving Corporation for cancellation. If the Merger Consideration is to be paid to a person or entity other than the holder in whose name the Certificate is registered as of the Election Deadline, it shall be a condition of such payment that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person or entity requesting such exchange shall pay to the Exchange Agent, in advance, any applicable transfer or other Taxes.

                  (b) DELIVERY OF MERGER CONSIDERATION TO EXCHANGE AGENT. At the Effective Time, WesterFed shall deliver to the Exchange Agent the aggregate Merger Consideration to be paid for all of the issued and outstanding shares of Security Common Stock other than Dissenting Shares and Excluded Shares. On an as-required basis, WesterFed shall promptly and timely tender to the Exchange Agent additional cash funds required for the payment of cash in lieu of fractional shares. The Merger Consideration remaining in the hands of the Escrow Agent for non-surrendered Certificates shall be returned to WesterFed at the expiration of six months from the Effective Time.

                  (c) DIVIDENDS AND DISTRIBUTIONS. In the case of the Security Common Stock to be exchanged for the Stock Distribution, until the applicable holder surrenders for exchange his/her Certificates, no dividends or other distributions payable to holders of record of WesterFed

Common Stock shall be paid thereon; however, upon the surrender of any such Certificate there shall be paid to the holder, without interest, the full amount of such dividends or distributions.

                  (d) FULL PAYMENT. All shares of WesterFed Common Stock issued to satisfy Stock Distributions in exchange for Security Common Stock shall be validly issued, fully paid and non-assessable, and shall not be liable to any further call, nor shall the holder thereof be liable for any further payments with respect thereto.

                  (e) FRACTIONAL SHARES. No certificates or scrip representing fractional shares of WesterFed Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of the Surviving Corporation shall relate to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of the Surviving Corporation. In lieu of any fractional share, the Exchange Agent or the Surviving Corporation, as the case may be, shall pay to each holder of shares of Security Common Stock who otherwise would be entitled to receive a fractional share of WesterFed Common Stock an amount of cash (without interest) equal to the product achieved when such fraction is multiplied by $30.00 rounded to the nearest cent.

                  (f) CLOSING OF TRANSFER BOOKS. At the close of business on the Election Deadline, the transfer books for Security Common Stock shall be closed, and no transfer of shares shall thereafter be made on such books. If, after the Election Deadline, Certificates are presented for transfer to the Exchange Agent, they shall be held until the Effective Time and cancelled and exchanged for the Merger Consideration as provided in Section 1.03 subject to the procedures set forth in Section 1.05(a); provided however, such Certificates shall be promptly returned if the Closing shall not occur for any reason.

                  (g) LIST OF SECURITY STOCKHOLDERS. At the Effective Time, Security shall deliver a certified copy of a list of its stockholders to the Exchange Agent. If, after the Effective Time, Certificates representing shares of Security Common Stock are presented to Security or WesterFed, they shall be canceled and exchanged as provided in this Article I.

         SECTION 1.06 MERGER OF SECURITY BANK, FSB. WesterFed and Security understand that it is the intention of WesterFed to have Security Bank merge with and into Western (the "Bank Merger") at the Effective Time pursuant to a plan of merger (the "Bank Plan of Merger") in substantially the form attached hereto as Exhibit B. Security shall, and it shall cause Security Bank to, take all such actions as are reasonably requested by WesterFed so that the Bank Merger shall, at WesterFed's election, become effective at the Effective Time.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF WESTERFED

         WesterFed represents and warrants to Security that:

         SECTION 2.01 ORGANIZATION.

                  (a) WesterFed is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, corporate and otherwise, to own, operate and lease its assets, properties and business and to carry on its business substantially as it has been and is now being conducted. WesterFed is duly qualified to do business and is in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Material Adverse Effect on WesterFed or its ability to consummate the transactions contemplated herein. WesterFed has all requisite corporate power and authority to enter into this Agreement and, subject to the receipt of all requisite regulatory approvals and the expiration of applicable waiting periods, and to consummate the transactions contemplated hereby. WesterFed is duly registered as a savings and loan holding company under the HOLA.

         SECTION 2.02 AUTHORIZATION. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly approved and authorized by WesterFed's Board of Directors, and no other corporate action on the part of WesterFed is required to be taken, except the approval of this Agreement and the Merger by its stockholders by the requisite vote required by its Certificate of Incorporation and the Corporate Law. This Agreement has been duly executed and delivered by WesterFed and constitutes the valid and binding obligation of WesterFed and is enforceable against WesterFed in accordance with its terms (except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles and doctrines).

         SECTION 2.03 CONFLICTS. Subject to the second sentence of this Section 2.03, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, or permit the acceleration of any obligation under, or result in the creation of any material lien, charge or encumbrance on any of the property or assets under, any provision of the Certificate of Incorporation or Bylaws of WesterFed or similar documents of any WesterFed Subsidiary or any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to WesterFed or any WesterFed Subsidiary or their respective properties, other than any such conflicts, violations or defaults which (i) will be cured or waived prior to the Effective Time, (ii) are not material to the conduct of business or operations of WesterFed or any WesterFed Subsidiary, or (iii) are disclosed in Section 2.03 of that certain confidential writing delivered by WesterFed to Security within two business days prior to the date hereof (the "WesterFed Disclosure Schedule"). No consent, approval, order or authorization of, or registration, declaration or filing with, any federal or state governmental authority is required by or with respect to WesterFed in connection with the execution and delivery of this Agreement or the consummation by WesterFed of the transactions contemplated hereby except for: (a) the filing of all applicable regulatory applications by WesterFed, Security and/or their respective Subsidiaries for approval of the transactions contemplated by this Agreement; (b) the filing by WesterFed of the registration statement relating to the WesterFed Common Stock to be issued pursuant to this Agreement (the "Registration Statement") with the SEC and various blue sky authorities, which Registration Statement shall include the prospectus/proxy statement (the "Proxy Statement") for use in connection with the meetings of stockholders to be held by WesterFed (the "WesterFed Stockholders' Meeting") and Security (the "Security Stockholders' Meeting") to vote on this Agreement and the Merger; (c) the filing of the Certificate [Articles] of Merger with respect to the Merger with the Secretaries of State of the States of Delaware and Montana; (d) the filing of Articles of Combination with the OTS with respect to the Bank Merger; (e) any filings, approvals or no-action letters with or from state securities authorities; and (f) any anti-trust filings, consents, waivers or approvals.

         SECTION 2.04 ANTI-TAKEOVER PROVISIONS INAPPLICABLE. No "business combination," "moratorium," "control share" or other state anti-takeover statute or regulation (i) prohibits or restricts WesterFed's ability to perform its obligations under this Agreement or its ability to consummate the transactions contemplated hereby, (ii) would have the effect of invalidating or voiding this Agreement or any provision hereof, or (iii) would subject Security to any material impediment or condition in connection with the exercise of any of its rights under this Agreement.

         SECTION 2.05 CAPITALIZATION.

                  (a) The authorized capital stock of WesterFed consists of (i) 10,000,000 shares of WesterFed Common Stock of which, as of the date hereof, 4,395,108 shares were issued and outstanding, and (ii) 5,000,000 shares of preferred stock, $.01 par value per share, of which none are issued and outstanding. All of the issued and outstanding shares of WesterFed Common Stock have been, and all of the shares of WesterFed Common Stock to be issued in the Merger will be, at the Effective Time, duly and validly authorized and issued, and are or will be as of the Effective Time, as the case may be, fully paid and non-assessable. None of the outstanding shares of WesterFed Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of WesterFed or are subject to any preemptive rights of the current or past stockholders of Security, and none of the outstanding shares of WesterFed Common Stock is or will be entitled to any preemptive rights in respect of the Merger or any of the other transactions contemplated by this Agreement.

                  (b) As of the date hereof, WesterFed does not have outstanding any securities or rights convertible into or exchangeable for WesterFed Common Stock or any commitments, contracts, understandings or arrangements by which WesterFed is or may be bound to issue additional shares of WesterFed Common Stock, except pursuant to WesterFed Option Plans.

         SECTION 2.06 WESTERFED FINANCIAL STATEMENTS; MATERIAL CHANGES. WesterFed has heretofore delivered to Security its audited consolidated financial statements for the fiscal years ended June 30, 1994, 1995, and 1996 (together, the "WesterFed Financial Statements"). The WesterFed Financial Statements (a) are true and correct in all material respects, (b) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (c) fairly present the consolidated financial position of WesterFed as of the dates thereof and the consolidated results of its operations, stockholders' equity, cash flows and changes in financial position for the periods then ended. Since June 30, 1996, WesterFed and the WesterFed Subsidiaries have not undergone or suffered any changes in their respective condition (financial or otherwise), properties, business or operations which have been, in any case or in the aggregate, materially adverse to WesterFed on a consolidated basis except as disclosed in Section 2.06 of the WesterFed Disclosure Schedule. No facts or circumstances have been discovered from which it reasonably appears that there is a significant risk and reasonable probability that WesterFed will suffer or experience a Material Adverse Effect.

         SECTION 2.07 WESTERFED SUBSIDIARIES.

                  (a) All of the WesterFed Subsidiaries as of the date of this Agreement are listed in Section 2.07 of the WesterFed Disclosure Schedule. WesterFed owns directly or indirectly all of the issued and outstanding shares of capital stock of the WesterFed Subsidiaries. Section 2.07 of the WesterFed Disclosure Schedule sets forth the number of shares of authorized and outstanding capital stock of the WesterFed Subsidiaries. Except as set forth in
Section 2.07 of the WesterFed Disclosure Schedule, neither WesterFed nor the WesterFed Subsidiaries owns directly or indirectly any debt or equity securities or other proprietary interest in any other corporation, joint venture, partnership, entity, association or other business. No capital stock of any of the WesterFed Subsidiaries is, or may become required to be, issued (other than to WesterFed) by reason of any options, warrants, scrip, right to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any WesterFed Subsidiary. All of the shares of capital stock of each WesterFed Subsidiary held by WesterFed or a WesterFed Subsidiary are fully paid and non-assessable and are owned free and clear of any claim, lien or encumbrance, except as disclosed in Section 2.07 of the WesterFed Disclosure Schedule.

                  (b) Each WesterFed Subsidiary is either a federally-chartered stock savings bank or a corporation and is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business and in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires it to be so qualified, except where the failure to so qualify, either individually or in the aggregate, would not have a Material Adverse Effect on WesterFed or the ability of WesterFed to consummate the transactions contemplated herein. Each WesterFed Subsidiary has the corporate power and authority necessary for it to own, operate or lease its assets, properties and business and to carry on its business as it has been and is now being conducted.

                  (c) Western is a member in good standing of the Federal Home Loan Bank System. All eligible deposit accounts issued by Western are insured by the FDIC through the SAIF to the full extent permitted under applicable law. Western is, and at all times since June 1,

1990 has been, a "domestic building and loan association" as defined in Section 7701(a)(19) of the Code and a "qualified thrift lender" as defined in Section 10(m) of HOLA. The liquidation account established by Western in connection with its conversion from mutual to stock form has been maintained since its establishment in accordance with applicable laws and the records with respect to said account are complete and accurate in all material respects.

         SECTION 2.08 WESTERFED FILINGS. WesterFed has previously made available, or will make available prior to the Effective Time, to Security true, correct and complete copies of its (i) proxy statements relating to all meetings of its stockholders (whether special or annual) during calendar years 1994, 1995 and 1996, and (ii) all other reports, as amended, or filings, as amended, required to be filed under the Securities Exchange Act by WesterFed with the SEC since January 1, 1994, including reports on Forms 10-K, 10-Q and 8-K.

         SECTION 2.09 WESTERFED REPORTS. Since January 1, 1994, each of WesterFed and the WesterFed Subsidiaries has filed, and will continue to file, all reports and statements, together with any amendment required to be made with respect thereto, that it was, or will be required to file with the SEC, the OTS, the FDIC, the NASD and other applicable banking, securities and other regulatory authorities (except filings which are not material). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by the Internal Revenue Service, state and local taxing authorities, the OTS or the FDIC in the regular course of the business of WesterFed or the WesterFed Subsidiaries, no federal, state or local governmental agency, commission or other entity has initiated any proceeding or, to the best knowledge of WesterFed, investigation into the business or operations of WesterFed or the WesterFed Subsidiaries within the past three (3) years except as set forth in
Section 2.09 of the WesterFed Disclosure Schedule. There is no unresolved violation, criticism or exception by the SEC, OTS, FDIC or other agency, commission or entity with respect to any report or statement referred to herein that is material to WesterFed on a consolidated basis.

         SECTION 2.10 COMPLIANCE WITH LAWS.

                  (a) Except as disclosed in Section 2.10 of the WesterFed Disclosure Schedule, the businesses of WesterFed and the WesterFed Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental entity, including any laws affecting financial institutions (including those pertaining to the Bank Secrecy Act, the investment of funds, the lending of money, the collection of interest and the extension of credit), federal and state securities laws, laws and regulations relating to financial statements and reports, truth-in-lending, truth-in-savings, usury, fair credit reporting, consumer protection, occupational safety, fair employment practices, fair labor standards and laws and regulations relating to employee benefits, and any statutes or ordinances relating to the properties occupied or used by WesterFed or any WesterFed Subsidiary, except for possible violations which either singly or in the aggregate do not and, insofar as reasonably can be foreseen in the future, will not have a Material Adverse Effect on WesterFed.

                  (b) Except as disclosed in Section 2.10 of the WesterFed Disclosure Schedule, no investigation or review by any governmental entity with respect to WesterFed or any WesterFed Subsidiary is pending or, to the best knowledge of WesterFed, threatened, nor has any governmental entity indicated to WesterFed an intention to conduct the same, other than normal thrift regulatory examinations and those the outcome of which will not have a Material Adverse Effect on WesterFed.

                  (c) WesterFed and each of the WesterFed Subsidiaries, where applicable, are in substantial compliance with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder. As of the date of this Agreement, WesterFed has not been advised of the existence of any fact or circumstance or set of facts or circumstances which, if true, would cause WesterFed or any of the WesterFed Subsidiaries to fail to be in substantial compliance with such provisions. No WesterFed Subsidiary that is a financial institution has received a rating from an applicable regulatory authority which is less than "satisfactory."

         SECTION 2.11 DISCLOSURE. None of the information supplied by WesterFed for inclusion in the Proxy Statement or in the Registration Statement, will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the Stockholders' Meetings or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act.

         SECTION 2.12 LITIGATION. Except as disclosed in Section 2.12 of the WesterFed Disclosure Schedule, there is no suit, action, investigation or proceeding, legal, quasi-judicial, administrative or otherwise, pending or, to the best knowledge of WesterFed, threatened, against or affecting WesterFed or any WesterFed Subsidiary, or any of their respective officers, directors, employees or agents, in their capacities as such, which involves a monetary demand in excess of $25,000 or requests equitable relief in the form of specific performance or an injunction, or which would materially affect the ability of WesterFed to consummate the transactions contemplated herein or which is seeking to enjoin consummation of the transactions provided for herein or to obtain other relief in connection with this Agreement or the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission agency, instrumentality or arbitrator outstanding against WesterFed or any WesterFed Subsidiary or any of their respective officers, directors, employees or agents, in their capacities as such, having, or which, insofar as reasonably can be foreseen in the future, would have any material effect on WesterFed or any WesterFed Subsidiary.

         SECTION 2.13 LICENSES. WesterFed and the WesterFed Subsidiaries hold all licenses, certificates, permits, franchises and all patents, trademarks, service marks, trade names, copyrights or rights thereto, and required authorizations, approvals, consents, licenses, clearances and orders or registrations with all appropriate federal, state or other authorities, that are material to the conduct of their respective businesses as now conducted and as presently proposed to be conducted.

         SECTION 2.14 TAXES.

                  (a) Except as disclosed in Section 2.14 of the WesterFed Disclosure Schedule, WesterFed and the WesterFed Subsidiaries have each timely filed all Tax and information returns required to be filed and have paid (or WesterFed has paid on behalf of its Subsidiaries), or have accrued on their respective books and set up an adequate reserve for the payment of, all Taxes reflected on such returns as required to be paid in respect of the periods covered by such returns and have accrued on their respective books and set up an adequate reserve for the payment of all income and other Taxes anticipated to be payable in respect of periods through the end of the calendar month next preceding the date hereof. Neither WesterFed nor any WesterFed Subsidiary is delinquent in the payment of any Tax, assessment or governmental charge. No deficiencies for any Taxes have been proposed, asserted or assessed against WesterFed or any WesterFed Subsidiary that have not been resolved or settled, and no requests for waivers of the time to assess any such Tax are pending or have been agreed to. The income tax returns of WesterFed and the WesterFed Subsidiaries have not been audited by the Internal Revenue Service since June 1989 and have not been audited by any state, municipal or other taxing authority since June 1990. Neither WesterFed nor any WesterFed Subsidiary is a party to any action or proceeding by any governmental authority for the assessment or the collection of Taxes. Deferred Taxes of WesterFed and the WesterFed Subsidiaries have been accounted for in accordance with GAAP.

                  (b) WesterFed has not filed any consolidated federal income tax return with an "affiliated group" within the meaning of Section 1504 of the Code, where WesterFed was not the common parent of the group. Neither WesterFed nor any WesterFed Subsidiary is or has been a party to any Tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding liability to anyone other than WesterFed or a WesterFed Subsidiary.

                  (c) WesterFed and the WesterFed Subsidiaries have each withheld amounts from its employees, stockholders or holders of public deposit accounts in compliance with the Tax withholding provisions of applicable federal, state and local laws, have filed all federal, state and local returns and reports for all periods for which such returns or reports would be due with respect to income tax withholding, social security, unemployment taxes, income and other Taxes and all payments or deposits with respect to such Taxes have been timely made and, except as set forth in Section 2.14 of the WesterFed Disclosure Schedule, have notified all employees, stockholders, and holders of public deposit accounts of their obligations to file all forms, statements and reports with it in accordance with applicable federal, state and local Tax laws and have taken reasonable steps to insure that such employees, stockholders and holders of public deposit accounts have filed all such forms, statements and reports with it.

         SECTION 2.15 INSURANCE. WesterFed and the WesterFed Subsidiaries maintain insurance with insurers which in the best judgment of management of WesterFed are sound and reputable, on their respective assets, and upon their respective businesses and operations, against loss or damage, risks, hazards and liabilities as in their judgment they deem appropriate. WesterFed and the WesterFed Subsidiaries maintain in effect all insurance required to be carried by law or by any agreement by which they are bound. All material claims under all policies of insurance maintained by WesterFed and the WesterFed Subsidiaries have been filed in due and timely fashion.

         SECTION 2.16 LOANS; INVESTMENTS.

         (a) Except as otherwise disclosed in Section 2.16 of the WesterFed Disclosure Schedule, each material loan reflected as an asset on the WesterFed Financial Statements as of June 30, 1996 is evidenced by appropriate and sufficient documentation and constitutes, to the best knowledge of WesterFed, the legal, valid and binding obligation of the obligor named in such documentation, enforceable in accordance with its terms except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines. Except as set forth in Section 2.16 of the WesterFed Disclosure Schedule, all such loans are, and at the Effective Time will be, free and clear of any security interest, lien, encumbrance or other charge. Except as set forth in
Section 2.16 of the WesterFed Disclosure Schedule, there is no loan or other asset of WesterFed or any WesterFed Subsidiary in excess of $250,000 that has been classified by examiners, management, the Board of Directors, or others as "Other Loans Especially Mentioned," "Substandard," "Doubtful" or "Loss" as of August 31, 1996. Set forth in Section 2.16 of the WesterFed Disclosure Schedule is a list of all real estate owned through the exercise of creditors rights or deed in lieu thereof ("REO") by, and in-substance foreclosures of, WesterFed and the WesterFed Subsidiaries as of August 31, 1996.

                  (b) All guarantees of indebtedness owed to WesterFed or any WesterFed Subsidiary, including those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are, to the best knowledge of WesterFed, valid and enforceable, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines and except as would not have a Material Adverse Effect on WesterFed.

                  (c) Section 2.16 of the WesterFed Disclosure Schedule sets forth an accurate and complete list of all Derivative Securities to which WesterFed or any WesterFed Subsidiary is a party or by which any of their properties or assets may be bound, or that are owned by WesterFed or any WesterFed Subsidiary. Neither WesterFed nor any WesterFed Subsidiary has purchased any Derivative Security for, or invested in any Derivative Security any assets of, any account or person for which it acts as a trustee, fiduciary, or investment advisor. All Derivative Securities to which WesterFed or any WesterFed Subsidiary is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to the best knowledge of WesterFed, in accordance with applicable rules, regulations and policies of thrift regulatory authorities and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations and are in full force and effect. WesterFed and the WesterFed Subsidiaries have duly performed in all material respects all of their respective obligations thereunder to the extent that such obligations to perform have accrued, and to the best knowledge of WesterFed, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. None of the transactions contemplated by this Agreement would permit a counterparty under any Derivative Security, or any party to any mortgage-backed security financing arrangement, to accelerate, discontinue, terminate, or otherwise modify any such Derivative Security or arrangement or would require WesterFed or any WesterFed Subsidiary to recognize any gain or loss with respect to such Derivative Security or arrangement.

                  (d) Except as set forth in Section 2.16 of the WesterFed Disclosure Schedule and except for pledges to secure public and trust deposits, none of the investments reflected in the WesterFed Financial Statements as of June 30, 1996 under the heading "Investment Securities," and none of the investments made by WesterFed and the WesterFed Subsidiaries since June 30, 1996, is subject to any restriction, whether contractual or statutory, which materially impairs the ability of WesterFed or any WesterFed Subsidiary to freely dispose of such investment at any time. With respect to all material repurchase agreements to which WesterFed or any WesterFed Subsidiary is a party, WesterFed or such WesterFed Subsidiary has a valid, perfected first lien, or security interest in the government securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

                  (e) All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of any States of the United States and their political subdivisions, and other investment securities classified as "held to maturity" and "available for sale" held by WesterFed and the WesterFed Subsidiaries, as reflected in the WesterFed Financial Statements as of June 30, 1996, were classified and accounted for in accordance with F.A.S.B. 115 and the intentions of management.

         SECTION 2.17 ALLOWANCE FOR POSSIBLE LOAN LOSSES. The allowance for possible loan losses shown on the WesterFed Financial Statements as of June 30, 1996, (and as shown on any financial statements to be delivered by WesterFed to Security pursuant to Section 5.07 hereof), to the best knowledge of WesterFed, as of such date was (and will be as of such subsequent financial statement dates) adequate in all respects to provide for possible or specific losses, net of recoveries relating to loans previously charged off, on loans outstanding, and contained (or will contain) an additional amount of unallocated reserves for unanticipated future losses at a level considered adequate under the standards applied by applicable federal regulatory authorities and based upon GAAP applicable to thrift institutions. To the best knowledge of WesterFed, the aggregate principal amount of loans contained (or to be contained) in the loan portfolio of WesterFed and the WesterFed Subsidiaries as of the date of this Agreement (and as of the dates of any financial statements to be delivered by WesterFed to Security pursuant to Section 5.07 hereof) in excess of such reserve was (and will be) fully collectible.

         SECTION 2.18 WESTERFED BENEFIT PLANS.

                  (a) No WesterFed Benefit Plan is a multi-employer plan within the meaning of Section 3(37) of ERISA.

                  (b) Each of the WesterFed Benefit Plans that is intended to be a pension, profit sharing, stock bonus, thrift, savings or employee stock ownership plan that is qualified under Section 401(a) of the Code ("WesterFed Qualified Plans") has been determined by the Internal Revenue Service to qualify under Section 401(a) of the Code, or an application for determination of such qualification has been timely made to the Internal Revenue Service prior to the end of the applicable remedial amendment period under Section 401(b) of the Code, and, to the best of WesterFed's knowledge, there exist no circumstances likely to materially adversely affect the qualified status of any such WesterFed Qualified Plan. All such WesterFed Qualified Plans established or maintained by WesterFed or any of the WesterFed Subsidiaries or to which WesterFed or any of the WesterFed Subsidiaries contribute are in compliance in all material respects with all applicable requirements of ERISA, and are in compliance in all material respects with all applicable requirements (including qualification and non-discrimination requirements in effect as of the Effective Time) of the Code for obtaining the Tax benefits the Code thereupon permits with respect to such WesterFed Qualified Plans. All accrued contributions and other payments required to be made by WesterFed or any WesterFed Subsidiary to any WesterFed Benefit Plan through June 30, 1996 have been made or reserves adequate for such purposes as of such date have been set aside therefor and reflected in the WesterFed Financial Statements as of June 30, 1996. Neither WesterFed nor any WesterFed Subsidiary is in material default in performing any of its respective contractual obligations under any of the WesterFed Benefit Plans or any related trust agreement or insurance contract, and there are no material outstanding liabilities of any such Plan other than liabilities for benefits to be paid to participants in such Plan and their beneficiaries in accordance with the terms of such Plan.

                  (c) Under each WesterFed Qualified Plan that is a defined benefit plan, as of the last day of the most recent plan year, the actuarially determined present value of all "benefit liabilities", within the meaning of
Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan's most recent actuarial valuation) did not exceed the then current value of the assets of such Plan, and there has been no material change in the financial condition of such Plan since the last day of the most recent plan year.

                  (d) There is no pending or, to the best knowledge of WesterFed, threatened litigation or pending claim (other than benefit claims made in the ordinary course) by or on behalf of or against any of the WesterFed Benefit Plans (or with respect to the administration of any of the such Plans) now or heretofore maintained by WesterFed or any WesterFed Subsidiary which allege violations of applicable state or federal law which are reasonably likely to result in a liability on the part of WesterFed or any WesterFed Subsidiary or any such Plan.

                  (e) WesterFed and the WesterFed Subsidiaries and all other persons having fiduciary or other responsibilities or duties with respect to any WesterFed Benefit Plan are and have since the inception of each such Plan been in substantial compliance with, and each such Plan is and has been operated in substantial accordance with, its provisions and in substantial compliance with the applicable laws, rules and regulations promulgated by the Department of Labor, the Pension Benefit Guaranty Corporation ("PBGC") and the Internal Revenue Service under ERISA, the Code or any other applicable law. Notwithstanding the foregoing, no representation is made with respect to compliance by a third party insurance company. No "reportable event" (as defined in Section 4043(b) of ERISA) has occurred with respect to any WesterFed Qualified Plan. Neither WesterFed, any WesterFed Subsidiary nor any WesterFed Benefit Plan has incurred or is reasonably likely to incur any liability for any "prohibited transactions" (as defined in Section 406 of ERISA or Section 4975(c) of the Code), or any material liability under Section 601 of ERISA or Section 4980B of the Code.

                  (f) WesterFed and the WesterFed Subsidiaries have filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner all filings pertaining to each WesterFed Benefit Plan with the Internal Revenue Service, the PBGC, the Department of Labor, and as prescribed by the Code or ERISA, or regulations issued thereunder. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no misstatements or omissions in any such filing which would be material to the financial condition of WesterFed on a consolidated basis. Notwithstanding the foregoing, no representation is made with respect to filings by a third party insurance company.

         SECTION 2.19 COMPLIANCE WITH ENVIRONMENTAL LAWS.

                  (a) Except as set forth in Section 2.19 of the WesterFed Disclosure Schedule: (i) to the best knowledge of WesterFed, the operations of WesterFed and each of the WesterFed Subsidiaries comply in all material respects with all applicable past and present Environmental Laws; (ii) to the best knowledge of WesterFed, none of the operations of WesterFed or any WesterFed Subsidiary, no assets presently or formerly owned or leased by WesterFed or any WesterFed Subsidiary and no Mortgaged Premises or a Participating Facility are subject to any judicial or administrative proceedings alleging the violation of any past or present Environmental Law, nor are they the subject of any claims alleging damages to health or property, pursuant to which WesterFed, any WesterFed Subsidiary or any owner of a Mortgaged Premises or a Participating Facility would be liable in law or equity; (iii) none of the operations of WesterFed or any WesterFed Subsidiary, no assets presently owned or, to the best knowledge of WesterFed, formerly owned by WesterFed or any WesterFed Subsidiary, and, to the best knowledge of WesterFed, no Mortgaged Premises or Participating Facility, is the subject of any federal, state or local investigation evaluating whether any remedial action is needed to respond to a release or threatened release of any Hazardous Substance, or any other substance into the environment, nor has WesterFed or any WesterFed Subsidiary, or, to the best knowledge of WesterFed, any owner of a Mortgaged Premises or a Participating Facility, been directed to conduct such investigation, formally or informally, by any governmental agency, nor has WesterFed or any WesterFed Subsidiary, or, to the best knowledge of WesterFed, any owner of a Mortgaged Premises or a Participating Facility, agreed with any governmental agency or private person to conduct any such investigation; and (iv) neither WesterFed or any WesterFed Subsidiary, nor, to the best knowledge of WesterFed, any owner of a Mortgaged Premises or a Participating Facility has filed any notice under any Environmental Law indicating past or present treatment, storage or disposal of a hazardous or toxic waste or reporting a spill or release of a Hazardous Substance, or any other substance into the environment.

                  (b) With respect to real property presently or formerly owned (including REO) or currently leased by WesterFed or any WesterFed Subsidiary (the "WesterFed Premises"), to the best knowledge of WesterFed: (i) no part of the WesterFed Premises has been used for the generation, manufacture, unlawful handling, unlawful storage, or unlawful disposal of Hazardous Substances; (ii) except as set forth in Section 2.19 of the WesterFed Disclosure Schedule, the WesterFed Premises do not contain any underground storage tank; and (iii) the WesterFed Premises do not contain and are not contaminated by any quantity of a Hazardous Substance from any source. With respect to any underground storage tank listed in Section 2.19 of the WesterFed Disclosure Schedule as an exception to the foregoing, to the best knowledge of WesterFed, such underground storage tank located on a WesterFed Premises is being maintained in compliance with the Environmental Laws, and has not been the source of any release of a Hazardous Substance into the environment, unless otherwise set forth in Section 2.19 of the WesterFed Disclosure Schedule.

                  (c) For purposes of this Section 2.19, "Mortgaged Premises" shall mean each (i) real property interest (including any fee or leasehold interest) which is encumbered or affected by any mortgage, deed of trust, deed to secure debt or other similar document or instrument granting to WesterFed or any WesterFed Subsidiary a lien on or security interest in such real property interest, and (ii) any other real property interest upon which is situated assets or other property affected or encumbered by any document or instrument granting to WesterFed or any WesterFed Subsidiary a lien thereon or security interest therein. For purposes of this Section , "Participating Facility" means any property in which WesterFed or any WesterFed Subsidiary participates in the management of such property and, where the context requires, includes the owner or operator of such property.

         SECTION 2.20 SUBMISSION OF DOCUMENTS. Section 2.20 of the WesterFed Disclosure Schedule contains, and shall be supplemented by WesterFed, as required by Section 5.10 hereof, so as to contain at the Closing Date, copies of each of the following documents, certified by an officer of WesterFed to be true and correct copies of such documents on the dates of such certificates.

                  (a) The Certificate of Incorporation, Charters and Bylaws and specimen certificates of each type of security issued by WesterFed and each WesterFed Subsidiary.

                  (b) All judgments, orders, injunctions, court decrees or settlement agreements arising out of or relating to the labor and employment practices or decisions of WesterFed or any

WesterFed Subsidiary which, by their terms, continue to bind or affect WesterFed or any WesterFed Subsidiary.

                  (c) All orders, decrees, memorandums, agreements or understandings with regulatory agencies binding upon or affecting the current operations of WesterFed or any WesterFed Subsidiary or any of their directors or officers in their capacities as such.

         SECTION 2.21 DEFAULTS. There has not been any default in any material obligation to be performed by WesterFed or any WesterFed Subsidiary under any material contract or commitment, and neither WesterFed nor any WesterFed Subsidiary has waived, and will not waive prior to the Effective Time, any material right under any material contract or commitment. To the best knowledge of WesterFed, no other party to any material contract or commitment is in default in any material obligation to be performed by such party.

         SECTION 2.22 OPERATIONS SINCE JUNE 30, 1996. Between June 30, 1996 and the date of this Agreement, except as set forth in Section 2.22 of the WesterFed Disclosure Schedule, there has not been:

                  (a) any payment of dividends by WesterFed or any other distribution to its stockholders generally, other than the payment on August 20, 1996, of a dividend in the aggregate amount of $0.123 per share;

                  (b) any creation or assumption of indebtedness (including the extension or renewal of any existing indebtedness, or the increase thereof) by WesterFed or any WesterFed Subsidiary for borrowed money, or otherwise, other than in the ordinary course of business, none of which (except those which are being disputed in good faith) is in default;

                  (c) any change in WesterFed's independent auditors, historic methods of accounting (other than as required by GAAP or regulatory accounting principles), or in its system for maintaining its equipment and real estate; or

                  (d) any event or condition of any character (other than changes in legal, economic or other conditions which are not specially or uniquely applicable to WesterFed or any WesterFed Subsidiary) materially adversely affecting the business, assets, deposit liabilities, operations or financial condition of WesterFed on a consolidated basis.

         SECTION 2.23 CORPORATE RECORDS. The corporate record books, transfer books and stock ledgers of WesterFed and each WesterFed Subsidiary are complete and accurate in all material respects and reflect all meetings, consents and other material actions of the organizers, incorporators, stockholders, Boards of Directors and committees of the Boards of Directors of WesterFed and each such WesterFed Subsidiary, and all transactions in their respective capital stocks, since their respective inceptions.

         SECTION 2.24 UNDISCLOSED LIABILITIES. All of the obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, and regardless of when asserted) arising out of transactions or events heretofore entered into, or any action or inaction, including Taxes with respect to or based upon transactions or events heretofore occurring, that are required to be reflected, disclosed or reserved against in audited consolidated financial statements in accordance with GAAP ("Liabilities") have, in the case of WesterFed and the WesterFed Subsidiaries, been so reflected, disclosed or reserved against in the audited consolidated financial statements of WesterFed as of June 30, 1996 or in the notes thereto, and WesterFed and the WesterFed Subsidiaries have no other Liabilities except
(a) Liabilities incurred since June 30, 1996 in the ordinary course of business, or (b) as disclosed in Section 2.24 of the WesterFed Disclosure Schedule.

         SECTION 2.25 ASSETS.

                  (a) WesterFed and the WesterFed Subsidiaries have good, and marketable title to their real properties, including leaseholds, and their other assets and properties, all as reflected as owned or held by WesterFed in the WesterFed Financial Statements dated as of June 30, 1996, and those acquired since such date, except for (i) assets and properties disposed of since such date in the ordinary course of business, and (ii) liens that, in the aggregate, except as set forth in Section 2.25 of the WesterFed Disclosure Schedule, are not material to the assets of WesterFed on a consolidated basis. All buildings, structures, fixtures and appurtenances comprising part of the real properties of WesterFed and the WesterFed Subsidiaries (whether owned or leased) are in good operating condition and have been well maintained, reasonable wear and tear excepted. Title to all real property owned by WesterFed and the WesterFed Subsidiaries is held in fee simple, except as otherwise noted in the WesterFed Financial Statements dated as of June 30, 1996 or as set forth in Section 2.25 of the WesterFed Disclosure Schedule. WesterFed and the WesterFed Subsidiaries have title or other rights to its assets sufficient in all material respects for the conduct of their respective businesses as presently conducted, and except as set forth in the WesterFed Financial Statements dated as of June 30, 1996, or in
Section 2.25 of the WesterFed Disclosure Schedule, free, clear and discharged of and from any and all liens, charges, encumbrances, security interests and/or equities which are material to WesterFed or any WesterFed Subsidiary.

                  (b) All leases pursuant to which WesterFed or any WesterFed Subsidiary, as lessee, leases real or personal property which are material to the business of WesterFed on a consolidated basis are, to the best knowledge of WesterFed, valid, effective, and enforceable against the lessor in accordance with their respective terms. There is not under any of such leases any existing default, or any event which, with notice or lapse of time or both, would constitute a default, with respect to WesterFed or any WesterFed Subsidiary, or to the best knowledge of WesterFed, the other party.

         SECTION 2.26 INDEMNIFICATION. To the best knowledge of WesterFed, except as set forth in Section 2.26 of the WesterFed Disclosure Schedule, no action or failure to take action by any director, officer, employee or agent of WesterFed or any WesterFed Subsidiary has occurred which would give rise to a claim by any such person for indemnification from WesterFed or any WesterFed Subsidiary under the corporate indemnification provisions of the charter, bylaws, or Corporate Law applicable to such entity on the date of this Agreement.

         SECTION 2.27 INSIDER INTERESTS. All outstanding loans and other contractual arrangements (including deposit relationships) between WesterFed or any WesterFed Subsidiary and any of its officers, directors or employees conform to applicable rules and regulations and requirements of all applicable regulatory agencies which were in effect when such loans and other contractual arrangements were entered into. Except as set forth in Section 2.27 of the WesterFed Disclosure Schedule, no officer, director or employee of WesterFed or any WesterFed Subsidiary has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of WesterFed or any WesterFed Subsidiary.

                                  ARTICLE III.

                   REPRESENTATIONS AND WARRANTIES OF SECURITY

         Security represents and warrants to WesterFed that:

         SECTION 3.01 ORGANIZATION. Security is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana and has all requisite power and authority, corporate and otherwise, to own, operate and lease its assets, properties and business and to carry on its business substantially as it has been and is now being conducted. Security is duly qualified to do business and is in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Material Adverse Effect on Security or its ability to consummate the transactions contemplated herein. Security has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of all requisite regulatory approvals and the expiration of any applicable waiting periods, to consummate the transactions contemplated hereby. Security is duly registered as a savings and loan holding company under HOLA.

         SECTION 3.02 AUTHORIZATION. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly approved and authorized by Security's Board of Directors, and no other corporate action on the part of Security is required to be taken, except the approval of this Agreement and the Merger by the stockholders of Security by the requisite vote required by its Articles of Incorporation and the Corporate Law. This Agreement has been duly executed and delivered by Security and constitutes the valid and binding obligation of Security and is enforceable against Security in accordance with its terms (except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines).

         SECTION 3.03 CONFLICTS. Subject to the second sentence of this Section 3.03, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, or permit the acceleration of any obligation under, or result in the creation of any material lien, charge or encumbrance on any property or assets under, any provision of the Articles of Incorporation or Bylaws of Security or similar documents of any Security Subsidiary, or any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Security or any Security Subsidiary or their respective properties, other than any such conflicts, violations or defaults which (i) will be cured or waived prior to the Effective Time, (ii) are not material to the conduct of business or operations of Security or any Security Subsidiary, or (iii) are disclosed in Section 3.03 of that certain confidential writing delivered by Security to WesterFed within two business days prior to the date hereof (the "Security Disclosure Schedule"). No consent, approval, order or authorization of, or registration, declaration or filing with, any federal or state governmental authority is required by or with respect to Security in connection with the execution and delivery of this Agreement or the consummation by Security of the transactions contemplated hereby except for: (a) the filing of all applicable regulatory applications by WesterFed, Security and/or their respective Subsidiaries for approval of the transactions contemplated by this Agreement, (b) the filing by WesterFed of the Registration Statement with the SEC and various blue sky authorities, (c) the filing of the Certificate [Articles] of Merger with respect to the Merger with the Secretaries of State of the States of Delaware and Montana, (d) the filing of Articles of Combination with the OTS with respect to the Bank Merger, (e) any filings, approvals or no-action letters with or from state securities authorities, and (f) any anti-trust filings, consents, waivers or approvals.

         SECTION 3.04 ANTI-TAKEOVER PROVISIONS INAPPLICABLE. No "business combination," "moratorium," "control share" or other state anti-takeover statute or regulation, (i) prohibits or restricts Security's ability to perform its obligations under this Agreement, or its ability to consummate the transactions contemplated hereby, (ii) would have the effect of invalidating or voiding this Agreement or any provision hereof, or (iii) would subject WesterFed to any material impediment or condition in connection with the exercise of any of its rights under this Agreement.

         SECTION 3.05 CAPITALIZATION AND STOCKHOLDERS.

                  (a) The authorized capital stock of Security consists of (i) 10,000,000 shares of Security Common Stock, $1.00 par value, of which, as of the date of this Agreement, 1,466,682 shares were issued and outstanding and no shares were held as treasury, and (ii) 5,000,000 shares of preferred stock, $1.00 par value, of which none are issued and outstanding. All of the issued and outstanding shares of Security Common Stock have been duly and validly authorized and issued, and are fully paid and non-assessable. None of the outstanding shares of Security Common Stock has been issued in violation of any preemptive rights of current or past stockholders or are subject to any preemptive rights of the current or past stockholders of Security. All of the issued and outstanding shares of Security Common Stock will be entitled to vote to approve this Agreement and the Merger.

                  (b) As of the date of this Agreement, Security has 146,000 shares of Security Common Stock reserved for issuance under Security's 1993 Stock Option and Stock Appreciation Rights Plan (the "Security Stock Option Plan") for the benefit of employees and directors of Security and Security Bank, pursuant to which options covering 105,700 shares of Security Common Stock are outstanding (the "Security Stock Options") with an average exercise price of $14.00 per share. Except as set forth in this Section , there are no shares of capital stock or other equity securities of Security outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Security, or contracts, commitments, understandings, or arrangements by which Security is or may be bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock.

         SECTION 3.06 SECURITY FINANCIAL STATEMENTS; MATERIAL CHANGES. Security has heretofore delivered to WesterFed its audited, consolidated financial statements for fiscal years ended June 30, 1996, June 30, 1995, and June 30, 1994 (together the "Security Financial Statements"). The Security Financial Statements (a) are true and correct in all material respects, (b) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (c) fairly present the consolidated financial position of Security as of the dates thereof and the consolidated results of its operations, stockholders' equity, cash flows and changes in financial position for the periods then ended. Since June 30, 1996, Security and the Security Subsidiaries have not undergone or suffered any changes in their respective condition (financial or otherwise), properties, business or operations which have been, in any case or in the aggregate, materially adverse to Security on a consolidated basis except as disclosed in Section 3.06 of the Security Disclosure Schedule. No facts or circumstances have been discovered from which it reasonably appears that there is a significant risk and reasonable probability that Security will suffer or experience a Material Adverse Effect.

         SECTION 3.07 SECURITY SUBSIDIARIES.

                  (a) All of the Security Subsidiaries as of the date of this Agreement are listed in Section 3.07 of the Security Disclosure Schedule. Security owns directly or indirectly all of the issued and outstanding shares of capital stock of the Security Subsidiaries. Section 3.07 of the Security Disclosure Schedule sets forth the number of shares of authorized and outstanding capital stock of the Security Subsidiaries. Except as set forth in
Section 3.07 of the Security Disclosure Schedule, neither Security nor the Security Subsidiaries own directly or indirectly any debt or equity securities, or other proprietary interest in any other corporation, joint venture, partnership, entity, association or other business. No capital stock of any of the Security Subsidiaries is or may become required to be issued (other than to Security) by reason of any options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any Security Subsidiary. There are no contracts, commitments, understandings or arrangements relating to the rights of Security to vote or to dispose of shares of the capital stock of any Security Subsidiary. All of the shares of capital stock of each Security Subsidiary held by Security or any Security Subsidiary are fully paid and non-assessable and are owned free and clear of any claim, lien or encumbrance, except as disclosed in Section 3.07 of the Security Disclosure Schedule.

                  (b) Each Security Subsidiary is either a federally-chartered stock savings bank or a corporation and is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business and in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires it to be so qualified, except where the failure to so qualify, either individually or in the aggregate, would not have a Material

Adverse Effect on Security or its ability to consummate the transactions contemplated herein. Each Security Subsidiary has the corporate power and authority necessary for it to own, operate or lease its assets, properties and business and to carry on its business substantially as it has been and is now being conducted.

                  (c) Security Bank, FSB ("Security Bank") is a member in good standing of the Federal Home Loan Bank System. All eligible deposit accounts issued by Security Bank are insured by the FDIC through the SAIF to the full extent permitted under applicable law. Security Bank is, and at all times since June 1, 1990 has been, a "domestic building and loan association" as defined in
Section 7701(a)(19) of the Code and a "qualified thrift lender" as defined in
Section 10(m) of HOLA. The liquidation account established by Security Bank in connection with its conversion from mutual to stock form has been maintained since its establishment in accordance with applicable laws and the records with respect to said account are complete and accurate in all material respects.

         SECTION 3.08 SECURITY FILINGS. Security has previously made available, or will make available prior to the Effective Time, to WesterFed true, correct, and complete copies of the (i) proxy statements relating to all meetings of stockholders (whether special or annual) of Security during calendar years 1994, 1995 and 1996, and (ii) all other reports, as amended, or filings, as amended, required to be filed under the Securities Exchange Act by Security with the SEC since January 1, 1994, including reports on Forms 10-K, 10-Q and 8-K.

         SECTION 3.09 SECURITY REPORTS. Since January 1, 1994, each of Security and the Security Subsidiaries has filed, and will continue to file, all reports and statements, together with any amendment required to be made with respect thereto, that it has, or will be, required to file with the SEC, the OTS, the FDIC, and the NASD. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by the Internal Revenue Service, state and local taxing authorities, the OTS or the FDIC in the regular course of the business of Security or the Security Subsidiaries, no federal, state or local governmental agency, commission or other entity has initiated any proceeding or, to the best knowledge of Security, investigation into the business or operations of Security or the Security Subsidiaries within the past three (3) years except as set forth in Section 3.09 of the Security Disclosure Schedule. There is no unresolved violation, criticism or exception by the SEC, OTS, FDIC or other agency, commission or entity with respect to any report or statement referred to herein that is material to Security or any Security Subsidiary.

         SECTION 3.10 COMPLIANCE WITH LAWS.

                  (a) Except as disclosed in Section 3.10 of the Security Disclosure Schedule, the businesses of Security and the Security Subsidiaries are being conducted, in all material respects, in compliance with all laws, ordinances or regulations of governmental authorities, including laws affecting financial institutions (including those pertaining to the Bank Secrecy Act, the investment of funds, the lending of money, the collection of interest and the extension of credit), federal and state securities laws, laws and regulations relating to financial statements and reports, truth-in-lending, truth-in-savings, usury, fair credit reporting, consumer protection, occupational safety, fair employment practices, fair labor standards and laws and regulations relating to employee benefits, and any statutes or ordinances relating to the properties occupied or used by Security or any Security Subsidiary, except for possible violations which, singly or in the aggregate, do not and, insofar as reasonably can be foreseen in the future, will not have a Material Adverse Effect on Security.

                  (b) Except as disclosed in Section 3.10 of the Security Disclosure Schedule, no investigation or review by any governmental entity with respect to Security or any Security Subsidiary is pending or, to the best knowledge of Security, threatened, nor has any governmental entity indicated to Security an intention to conduct the same, other than normal thrift regulatory examinations and those the outcome of which will not have a Material Adverse Effect on Security.

                  (c) Security and each of the Security Subsidiaries, where applicable, are in substantial compliance with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder. As of the date of this Agreement, Security has not been advised of the existence of any fact or circumstance or set of facts or circumstances which, if true, would cause Security or any of the Security Subsidiaries to fail to be in substantial compliance with such provisions. Security Bank does not have a rating from an applicable regulatory authority which is less than "satisfactory."

         SECTION 3.11 DISCLOSURE. None of the information supplied by Security for inclusion in the Proxy Statement or in the Registration Statement, will, in the case of the Proxy Statement or any amendments thereof, at the time of the Stockholders' Meetings or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         SECTION 3.12 LITIGATION. Except as disclosed in Section 3.12 of the Security Disclosure Schedule, there is no suit, action, investigation or proceeding, legal, quasi-judicial, administrative or otherwise, pending or, to the best knowledge of Security threatened, against or affecting Security or any Security Subsidiary, or any of their respective officers, directors, employees or agents, in their capacities as such, which is seeking equitable relief or damages against Security, any Security Subsidiary, or any of their respective officers, directors, employees or agents, in their capacities as such, in excess of $25,000, or which would materially affect the ability of Security to consummate the transactions contemplated herein or which is seeking to enjoin consummation of the transactions provided for herein or to obtain other relief in connection with this Agreement or the transactions contemplated hereby, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Security or any Security Subsidiary or any of their respective officers, directors, employees or agents, in their capacities as such, having, or which, insofar as reasonably can be foreseen in the future, would have any such effect.

         SECTION 3.13 LICENSES. Security and the Security Subsidiaries hold all licenses, certificates, permits, franchises and all patents, trademarks, service marks, trade names, copyrights or right thereto, and required authorizations, approvals, consents, licenses, clearances and orders or registrations with all appropriate federal, state or other authorities, that are material to the conduct of their respective businesses as now conducted and as presently proposed to be conducted.

         SECTION 3.14 TAXES.

                  (a) Except as disclosed in Section 3.14 of the Security Disclosure Schedule, Security and the Security Subsidiaries have each timely filed all Tax and information returns required to be filed and have paid (or Security has paid on behalf of its Subsidiaries), or have accrued on their respective books and set up an adequate reserve for the payment of, all Taxes reflected on such returns as required to be paid in respect of the periods covered by such returns and have accrued on their respective books and set up an adequate reserve for the payment of all income and other Taxes anticipated to be payable in respect of periods through the end of the calendar month next preceding the date hereof. Neither Security nor any Security Subsidiary is delinquent in the payment of any Tax, assessment or governmental charge. No deficiencies for any Taxes have been proposed, asserted or assessed against Security or any Security Subsidiary that have not been resolved or settled and no requests for waivers of the time to assess any such Tax are pending or have been agreed to. The income tax returns of Security and Security Subsidiaries have not been audited by the Internal Revenue Service, state, municipal or other taxing authority for any of the last three (3) years. Neither Security nor any Security Subsidiary is a party to any action or proceeding by any governmental authority for the assessment or the collection of Taxes. Deferred Taxes of Security and the Security Subsidiaries have been accounted for in accordance with GAAP.

                  (b) Security has not filed any consolidated federal income tax return with an "affiliated group" (within the meaning of Section 1504 of the Code) where Security was not the common parent of the group. Neither Security nor any Security Subsidiary is, or has been, a party to any Tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding liability to anyone other than Security or any Security Subsidiary.

                  (c) Security and the Security Subsidiaries have each withheld amounts from its employees, stockholders, or holders of public deposit accounts in compliance with the Tax withholding provisions of applicable federal, state and local laws, have filed all federal, state and local returns and reports for all periods for which such returns or reports would be due with respect to income tax withholding, social security, unemployment taxes, income and other Taxes and all payments or deposits with respect to such Taxes have been timely made and except as set forth in Section 3.14 of the Security Disclosure Schedule, have notified all employees, stockholders and holders of public deposit accounts of their obligations to file all forms, statements and reports with it in accordance with applicable federal, state and local Tax laws and have taken reasonable steps to insure that such employees, stockholders and holders of public deposit accounts have filed all such forms statements and reports with it.

         SECTION 3.15 INSURANCE. Security and the Security Subsidiaries maintain insurance with insurers which in the best judgment of management of Security are sound and reputable, on their respective assets, and upon their respective businesses and operations, against loss or damage, risks, hazards and liabilities as in their judgment they deem appropriate. Security and the Security Subsidiaries maintain in effect all insurance required to be carried by law or by any agreement by which they are bound. All material claims under all policies of insurance maintained by Security and the Security Subsidiaries have been filed in due and timely fashion.

         SECTION 3.16 LOANS; INVESTMENTS.

                  (a) Except as otherwise disclosed in Section 3.16 of the Security Disclosure Schedule, each material loan reflected as an asset on the Security Financial Statements dated as of June 30, 1996, is evidenced by appropriate and sufficient documentation and constitutes, to the best knowledge of Security, the legal, valid and binding obligation of the obligor named in such documentation, enforceable in accordance with its terms except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines. Except as set forth in Section 3.16 of the Security Disclosure Schedule, all such loans are, and at the Effective Time will be, free and clear of any security interest, lien, encumbrance or other charge. Except as set forth in
Section 3.16 of the Security Disclosure Schedule, there is no loan or other asset of Security or of any Security Subsidiary in excess of $250,000 that has been classified by examiners, management, the Board of Directors, or others as "Other Loans Especially Mentioned," "Substandard," "Doubtful" or "Loss" as of August 31, 1996. Set forth in Section 3.16 of the Security Disclosure Schedule is a complete list of the REO and in-substance foreclosures of Security and the Security Subsidiaries as of August 31, 1996.

                  (b) All guarantees of indebtedness owed to Security or any Security Subsidiary, including those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are, to the best knowledge of Security, valid and enforceable, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines and except as would not have a Material Adverse Effect on Security.

                  (c) Section 3.16 of the Security Disclosure Schedule sets forth an accurate and complete list of all Derivative Securities to which Security or any Security Subsidiary is a party or by which any of their properties or assets may be bound, or that are owned by Security or any Security Subsidiary. Neither Security nor any Security Subsidiary has purchased any Derivative Security for, or invested in any Derivative Security any assets of, any account or person for which it acts as a trustee, fiduciary, or investment advisor. All Derivative Securities to which Security or any Security Subsidiary is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to the best knowledge of Security, in accordance with then-customary practice and applicable rules, regulations and policies of thrift regulatory authorities and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations and are in full force and effect. Security and the Security Subsidiaries have duly performed in all material respects all of their respective obligations thereunder to the extent that such obligations to perform have accrued, and to the best knowledge of Security, there are no material breaches, violations or defaults or allegation or assertions of such by any party thereunder. None of the transactions contemplated by this Agreement would permit a counterparty under any Derivative Security or any party to any mortgage-backed security financing arrangement to accelerate, discontinue, terminate or otherwise modify any such Derivative Security or arrangement or would require Security or any Security Subsidiary to recognize any gain or loss with respect to such Derivative Security or arrangement.

                  (d) Except as set forth in Section 3.16 of the Security Disclosure Schedule and except for pledges to secure public and trust deposits, none of the investments reflected in the Security Financial Statements dated as of June 30, 1996 under the heading "Investment Securities, " and none of the investments made by Security and the Security Subsidiaries since June 30, 1996, is subject to any restriction, whether contractual or statutory, which materially impairs the ability of Security or any Security Subsidiary to freely dispose of such investment at any time. With respect to all material repurchase agreements to which Security or any Security Subsidiary is a party, Security or such Subsidiary has a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement. Except as set forth in Section 3.16 of the Security Disclosure Schedule, neither Security nor any Security Subsidiary has sold or otherwise disposed of any assets in a transaction in which the acquirer of such assets or other person has a right of recourse (other than with respect to warranty of title) against Security or any Security Subsidiary or the right, either conditionally or absolutely, to require Security or any Security Subsidiary to repurchase or otherwise reacquire any such assets. Set forth in
Section 3.16 of the Security Disclosure Schedule is a complete and accurate list of each investment and debt security, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell owned by Security or any Security Subsidiary, showing as of August 31, 1996, the carrying values and estimated fair values of investment and debt securities, the gross carrying value and estimated fair value of the mortgage-backed and related securities and the estimated cost and estimated fair value of the marketable equity securities.

                  (e) All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States of the United States and their political subdivisions, and other investment securities classified as "held to maturity" and "available for sale" held by Security and the Security Subsidiaries, as reflected in the Security Financial Statements dated as of June 30, 1996, were classified and accounted for in accordance with F.A.S.B. 115 and the intentions of management.

         SECTION 3.17 ALLOWANCE FOR POSSIBLE LOAN LOSSES. The allowance for possible loan losses shown on the Security Financial Statements dated as of June 30, 1996 (and as shown on any financial statements to be delivered by Security to WesterFed pursuant to Section 5.07 hereof), to the best knowledge of Security, as of such date was (and will be as of such subsequent financial statement dates) adequate in all respects to provide for possible or specific losses, net of recoveries relating to loans previously charged off, on loans outstanding, and contained or will contain an additional amount of unallocated reserves for unanticipated future losses at a level considered adequate under the standards applied by applicable federal regulatory authorities and based upon GAAP applicable to thrift institutions. To the best knowledge of Security, the aggregate principal amount of loans contained (or to be contained) in the loan portfolio of Security and the Security Subsidiaries as of the date of this Agreement (and as of the dates of any financial statements to be delivered by Security to WesterFed pursuant to Section 5.07 hereof) in excess of such reserve was (and will be) fully collectible.

         SECTION 3.18 SECURITY BENEFIT PLANS.

                  (a) Section 3.18 of the Security Disclosure Schedule contains a list and a true and correct copy (or, a description with respect to any oral employee benefit plan, practice, policy or arrangement), including all amendments thereto, of each compensation, consulting, employment, termination or collective bargaining, stock option, stock purchase, stock appreciation right, life, health, accident or other insurance, bonus, deferred or incentive compensation, severance or separation agreements or any other agreements providing any payment or benefit resulting from a change in control, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees, former employees, directors or former directors of Security or any Security Subsidiary or their respective beneficiaries, including any employee benefit plans within the meaning of Section 3(3) of ERISA, which Security or any Security Subsidiary maintains, to which Security or any Security Subsidiary contributes, or under which any employee, former employee, director or former director of Security or any Security Subsidiary is covered or has benefit rights and pursuant to which any liability of Security or any Security Subsidiary exists or is reasonably likely to occur (the "Security Benefit Plans"). Except as set forth in Section
3.18 of the Security Disclosure Schedule, Security and the Security Subsidiaries neither maintain nor have entered into any Security Benefit Plan or other document, plan or agreement which contains any change in control provisions which would cause an increase or acceleration of benefits or benefit entitlements to employees or former employees of Security or any Security Subsidiary or their respective beneficiaries, or other provisions which would cause an increase in the liability of Security or any Security Subsidiary or to WesterFed or any WesterFed Subsidiary as a result of the transactions contemplated by this Agreement or any related action thereafter (a "Change in Control Benefit"). The term "Security Benefit Plans" as used herein refers to all plans contemplated under the preceding sentences of this Section 3.18, provided that the term "Plan" or "Plans" is used in this Agreement for convenience only and does not constitute an acknowledgment that a particular arrangement is an employee benefit plan within the meaning of Section 3(3) of ERISA. Except as disclosed in the Disclosure Schedule of Security, no Security Benefit Plan is a multi-employer plan within the meaning of Section 3(37) of ERISA.

                  (b) Each of the Security Benefit Plans that is intended to be a pension, profit sharing, stock bonus, thrift, savings plan that is qualified under Section 401(a) of the Code ("Security Qualified Plans") has been determined by the Internal Revenue Service to qualify under Section 401(a) of the Code, or an application for determination of such qualification has been timely made to the Internal Revenue Service prior to the end of the applicable remedial amendment period under Section 401(b) of the Code (a copy of each such determination letter or pending application is included in Section 3.18 of the Security Disclosure Schedule) and, to the best of Security's knowledge, there exist no circumstances likely to materially adversely affect the qualified status of any such Security Qualified Plan. All such Security Qualified Plans established or maintained by Security or any of the Security Subsidiaries or to which Security or any of the Security Subsidiaries contribute are in compliance in all material respects with all applicable requirements of ERISA, and are in compliance in all material respects with all applicable requirements (including qualification and non-discrimination requirements in effect as of the Effective
Time) of the Code for obtaining the Tax benefits the Code thereupon permits with respect to such Security Qualified Plans. All accrued contributions and other payments required to be made by Security or any Security Subsidiary to any Security Benefit Plan through June 30, 1996, have been made or reserves adequate for such purposes as of June 30, 1996, have been set aside therefor and will be reflected in the Security Financial Statements dated as of June 30, 1996. Neither Security nor any Security Subsidiary is in material default in performing any of its respective contractual obligations under any of the Security Benefit Plans or any related trust agreement or insurance contract, and there are no material outstanding liabilities of any such Plan other than liabilities for benefits to be paid to participants in such Plan and their beneficiaries in accordance with the terms of such Plan.

                  (c) Under each Security Qualified Plan that is a defined benefit plan, as of the last day of the most recent plan year, the actuarially determined present value of all "benefit liabilities", within the meaning of
Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan's most recent actuarial valuation) did not exceed the then current value of the assets of such Plan, and there has been no material change in the financial condition of such Plan since the last day of the most recent plan year.

                  (d) There is no pending or, to the best knowledge of Security, threatened litigation or pending claim (other than benefit claims made in the ordinary course) by or on behalf of or against any of the Security Benefit Plans (or with respect to the administration of any such Plans) now or heretofore maintained by Security or any Security Subsidiary which allege violations of applicable state or federal law which are reasonably likely to result in a liability on the part of Security or any Security Subsidiary or any such Plan.

                  (e) Security and the Security Subsidiaries and all other persons having fiduciary or other responsibilities or duties with respect to any Security Benefit Plan are and have since the inception of each such Plan been in substantial compliance with, and each such Plan is and has been operated in substantial accordance with, its provisions and in substantial compliance with the applicable laws, rules and regulations governing such Plan, including the rules and regulations promulgated by the Department of Labor, the PBGC and the Internal Revenue Service under ERISA, the Code or any other applicable law. Notwithstanding the foregoing, no representation is made with respect to compliance by a third party insurance company. No "reportable event" (as defined in Section 4043(b) of ERISA) has occurred with respect to any Security Benefit Plan. No Security Benefit Plan has engaged in or been a party to a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975(c) of the Code). All Security Benefit Plans that are group health plans have been operated in compliance with the group health plan continuation requirements of Section 4980B of the Code and
Section 601 of ERISA.

                  (f) Neither Security nor any Security Subsidiary has made any payments, or is or has been a party to any agreement or any Security Benefit Plan, that under any circumstances could obligate it to make payments that are or will not be deductible because of Sections 162(m) or 280G of the Code.

                  (g) Section 3.18 of the Security Disclosure Schedule describes any obligation that Security or any Security Subsidiary has to provide health or welfare benefits to retirees or other former employees, directors or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA), including information as to the number of retirees, other former employees or directors and dependents entitled to such coverage and their ages.

                  (h) Section 3.18 of the Security Disclosure Schedule lists:
(i) each officer and director of Security and any Security Subsidiary who is eligible to receive a Change in Control Benefit, showing the amount of each such Change in Control Benefit, estimated compensation for 1996 based upon compensation received to the date of this Agreement, the individual's participation in any bonus or other employee benefit plan, and such individual's compensation from Security or any Security Subsidiary for each of the calendar years 1991 through 1995 as reported by Security or a Security Subsidiary on Form W-2 or Form 1099; (ii) each other employee of Security or the Security Subsidiaries who may be eligible for a Change in Control Benefit, showing the number of years of service of each such employee together with his or her estimated compensation for 1996; and (iii) a listing of each Security Stock Option, showing the holder thereof, the number of shares, the exercise price per share, the vesting dates thereof, and a copy of the option agreements relating thereto.

                  (i) Security and the Security Subsidiaries have filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner all filings pertaining to each Security Benefit Plan with the Internal Revenue Service, the PBGC, and the Department of Labor, as prescribed by the Code or ERISA, or regulations issued thereunder. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no misstatements or omissions in any such filing which would be material to the financial condition of Security on a consolidated basis. Notwithstanding the foregoing, no representation is made with respect to filings by a third party insurance company.

         SECTION 3.19 COMPLIANCE WITH ENVIRONMENTAL LAWS.

                  (a) Except as set forth in Section 3.19 of the Security Disclosure Schedule: (i) to the best knowledge of Security, the operations of Security and each of the Security Subsidiaries comply in all material respects with all applicable past and present Environmental Laws; (ii) to the best knowledge of Security, none of the operations of Security or any Security Subsidiary, no assets presently or formerly owned or leased by Security or any Security Subsidiary and no Mortgaged Premises or Participating Facility are subject to any judicial or administrative proceedings alleging the violation of any past or present Environmental Law, nor are they the subject of any claims alleging damages to health or property, pursuant to which

Security, any Security Subsidiary or any owner of a Mortgaged Premises or a Participating Facility would be liable in law or equity; (iii) none of the operations of Security or any Security Subsidiary, no assets presently owned or, to the best knowledge of Security, formerly owned by Security or any Security Subsidiary, and to the best knowledge of Security, no Mortgaged Premises or a Participating Facility, is the subject of any federal, state or local investigation evaluating whether any remedial action is needed to respond to a release or threatened release of any Hazardous Substance, or any other substance into the environment, nor has Security or any Security Subsidiary, or, to the best knowledge of Security, any owner of a Mortgaged Premises or a Participating Facility, been directed to conduct such investigation, formally or informally, by any governmental agency, nor has Security or any Security Subsidiary, or, to the best knowledge of Security, any owner of a Mortgaged Premises or a Participating Facility, agreed with any governmental agency or private person to conduct any such investigation; and (iv) neither Security nor any Security Subsidiary, nor, to the best knowledge of Security, any owner of a Mortgaged Premises or a Participating Facility has filed any notice under any Environmental Law indicating past or present treatment, storage of disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance, or any other substance into the environment.

                  (b) With respect to real property presently or formerly owned (including REO) or currently leased by Security or any Security Subsidiary (the "Security Premises") to the best knowledge of Security: (i) no part of the Security Premises has been used for the generation, manufacture, unlawful handling, unlawful storage, or unlawful disposal of Hazardous Substances; (ii) except as disclosed in Section 3.19 of the Security Disclosure Schedule, the Security Premises do not contain any underground storage tank; and (iii) the Security Premises do not contain and are not contaminated by any quantity of a Hazardous Substance from any source. With respect to any underground storage tank listed in Section 3.19 of the Security Disclosure Statement as an exception to the foregoing, to the best knowledge of Security, such underground storage tank located on a Security Premises is being maintained in compliance with the Environmental Laws, and has not been the source of any release of a Hazardous Substance into the environment, unless otherwise set forth in Section 3.19 of the Security Disclosure Schedule.

                  (c) For purposes of this Section 3.19, "Mortgaged Premises" shall mean each (i) real property interest (including any fee or leasehold interest) which is encumbered or affected by any mortgage, deed of trust, deed to secure debt or other similar document or instrument granting to Security or any Security Subsidiary a lien on or security interest in such real property interest and (ii) any other real property interest upon which is situated assets or other property affected or encumbered by any document or instrument granting to Security or any Security Subsidiary a lien thereon or security interest therein. For purposes of this Section 3.19, "Participating Facility" means any property in which Security or any Security Subsidiary participates in the management of such property and, where the context requires, includes the owner or operator of such property.

         SECTION 3.20 CONTRACTS AND COMMITMENTS. Section 3.20 of the Security Disclosure Schedule contains, and shall be supplemented by Security, as required by Section 5.10 hereof, so as to contain at the Closing Date, copies of each of the following documents, certified by an officer of Security to be true and correct copies of such documents on the dates of such certificates:

                  (a) A list of each outstanding loan or commitment to extend credit to any officer or director of Security or any Security Subsidiary, as well as a listing of all deposits or deposit surrogates, including the amount, type and interest being paid thereon, to which Security or any Security Subsidiary is a party under which it may (contingently or otherwise) have any liability involving any officer or director of Security or any Security Subsidiary;

                  (b) A list of each outstanding letter of credit and each commitment to issue a letter of credit in excess of $25,000 to which Security or any Security Subsidiary is a party and/or under which it may (contingently or otherwise) have any liability;

                  (c) A list of each contract or agreement (not otherwise included in the Security Disclosure Schedule or specifically excluded therefrom in accordance with the terms of this Agreement) involving goods, services or occupancy and which (i) has a term of more than six months, (ii) cannot be terminated on thirty days (or less) written notice without penalty, and (iii) involves an annual expenditure by Security or any Security Subsidiary in excess of $25,000;

                  (d) A list of each contract or commitment (other than Security Permitted Liens) affecting ownership of, title to, use of, or any interest in, real property which is currently owned by Security or any Security Subsidiary, and a list of all real property owned, leased or licensed by Security or any Security Subsidiary.

                  (e) A list of all fees, salaries, bonuses and other forms of compensation, including country club memberships, automobiles available for personal use, and credit cards available for personal use, provided by Security or any Security Subsidiary to any employee, officer, or director or former employee, officer or director of Security or any Security Subsidiary who earns in excess of $35,000 annually.

                  (f) A list of each commitment made by Security or any Security Subsidiary to or with any of its officers, directors or employees extending for a period of more than six months from the date hereof or providing for earlier termination only upon the payment of a penalty or equivalent thereto.

                  (g) The Articles of Incorporation, Charters and Bylaws and specimen certificates of each type of security issued by Security and each Security Subsidiary.

                  (h) A list of each other contract or commitment providing for payment based in any manner upon outstanding loans or profits of Security or any Security Subsidiary.

                  (i) A list of all powers of attorney granted by Security or any Security Subsidiary which are currently in force.

                  (j) A list of all policies of insurance currently maintained by Security or any Security Subsidiary and a list and description of all unsettled or outstanding claims of Security or any Security Subsidiary which have been, or to the best knowledge of Security, will be, filed with the companies providing insurance coverage for Security or any Security Subsidiary (except for routine claims for health benefits).

                  (k) Each collective bargaining agreement to which Security or any Security Subsidiary is a party and all affirmative action plans or programs covering employees of Security or any Security Subsidiary, as well as all employee handbooks, policy manuals, rules and standards of employment promulgated by Security or any Security Subsidiary.

                  (l) Each lease or license with respect to real or personal property, whether as lessor, lessee, licensor or licensee, with annual rental or other payments due thereunder in excess of $10,000 to which Security or any Security Subsidiary is a party, which does not expire within six months from the date hereof and cannot be terminated upon thirty days (or less) written notice without penalty.

                  (m) All employment, consulting and professional services contracts to which Security or any Security Subsidiary is a party.

                  (n) All judgments, orders, injunctions, court decrees or settlement agreements arising out of or relating to the labor and employment practices or decisions of Security or any Security Subsidiary which, by their terms, continue to bind or affect Security or any Security Subsidiary.

                  (o) All orders, decrees, memorandums, agreements or understandings with regulatory agencies binding upon or affecting the current operations of Security or any Security Subsidiary or any of their directors of officers in their capacities as such.

                  (p) All trademarks, trade names, service marks, patents, or copyrights, whether registered or the subject of an application for registration, which are owned by Security or any Security Subsidiary or licensed from a third party.

                  (q) All policies formally adopted by the Board of Directors of Security or any Security Subsidiary as currently in effect with respect to environmental matters and copies of all policies that have been in effect during the last five (5) years regarding the performance of environmental investigations of properties accepted as collateral for loans, including the effective dates of all such policies.

                  (r) Each other agreement to which Security or any Security Subsidiary is a party (which does not expire within six months from the date hereof and cannot be terminated upon thirty days (or less) written notice without penalty) which individually during its term could commit Security or any Security Subsidiary to an expenditure (either individually or through a series of installments) in excess of $25,000 or which creates a material right or benefit to receive payments, goods or services, not referred to elsewhere in this Section 3.20, including:

                           (i)      each agreement of guaranty or
                                    indemnification running to any person;

                           (ii) each agreement containing any covenant limiting the right of Security or any Security Subsidiary to engage in any line of business or to compete with any person;

                           (iii) each agreement with respect to any license, permit and similar matter that is necessary to the operations of Security or any Security Subsidiary;

                           (iv) each agreement that requires the consent or approval of any other party in order to consummate the Merger or the Bank Merger;

                           (v) each agreement relating to the servicing of loans and each mortgage forward commitment and similar agreement pursuant to which Security or any Security Subsidiary sells to others mortgages which it originates;

                           (vi) each contract relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities and each Derivative Security and each agreement or arrangement described in Section 3.16(d) hereof; and

                           (vii) each contract or agreement (with the exception of the Federal National Mortgage Association or Federal Home Loan Mortgage Corporation Seller's Guide), including each contract or agreement pursuant to which Security or any Security Subsidiary has sold, transferred, assigned or agreed to service any loan, which provides for any recourse obligation on the part of Security or any Security Subsidiary; the name and address of each person which might or could have been entitled to recourse against Security or any Security Subsidiary; and the monetary amount of each actual or potential recourse obligation under each such contract or agreement.

         SECTION 3.21 DEFAULTS. There has not been any default in any material obligation to be performed by Security or any Security Subsidiary under any material contract or commitment, and neither Security or any Security Subsidiary has waived, and will not waive prior to the Effective Time, any material right under any material contract or commitment. To the best knowledge of Security, no other party to any material contract or commitment is in default in any material obligation to be performed by such party.

         SECTION 3.22 OPERATIONS SINCE JUNE 30, 1996. Between June 30, 1996 and the date of this Agreement, except as set forth in Section 3.22 of the Security Disclosure Schedule, there has not been:

                  (a) any material increase in the compensation payable or to become payable by Security or any Security Subsidiary to any executive officer or director other than normal annual salary and bonus increases;

                  (b) any payment of dividends or other distributions by Security to its stockholders or any redemption by Security of its capital stock;

                  (c) any mortgage, pledge or subjection to lien, charge or encumbrance of any kind of or on any asset, tangible or intangible, of Security or any Security Subsidiary, except the following (each of which, whether arising before or after the date hereof, is herein referred to as a "Security Permitted Lien"): (i) liens arising out of judgments or awards in respect of which Security or any Security Subsidiary is in good faith prosecuting an appeal or proceeding for review and in respect of which it has secured a subsisting stay of execution pending such appeal of proceeding; (ii) liens for Taxes, assessments, and other governmental charges or levies, the payment of which is not past due, or as to which Security or any Security Subsidiary is diligently contesting in good faith and by appropriate proceeding either the amount thereof or the liability therefor or both; (iii) deposits, liens or pledges to secure payments of worker's compensation, unemployment insurance, pensions, or other social security obligations, or the performance of bids, tenders, leases, contracts (other than contracts for the payment of money), public or statutory obligations, surety, stay or appeal bonds, or similar obligations arising in the ordinary course of business; (iv) zoning restrictions, easements, licenses and other restrictions on the use of real property or any interest therein, or minor irregularities in title thereto, which do not materially impair the use of such property in the operation of the business of Security or any Security Subsidiary or the merchantability or the value of such property or interest therein for the purpose of such business; (v) purchase money mortgages or other purchase money or vendor's liens or security interest (including finance leases), provided that no such mortgage, lien or security interest shall extend to or cover any other property of Security or any Security Subsidiary other than that so purchased; and (vi) pledges and liens given to secure deposits and other liabilities of Security or any Security Subsidiary arising in the ordinary course of its banking business;

                  (d) any creation or assumption of indebtedness (including the extension or renewal of any existing indebtedness, or the increase thereof) by Security or any Security Subsidiary for borrowed money, or otherwise, other than in the ordinary course of business, none of which (except those which are being disputed in good faith) is in default;

                  (e) the establishment of any new, or increase in the formula for contributions to or benefits under any existing, retirement, pension, profit sharing, stock bonus, savings or thrift plan, or any similar plan, whether funded or unfunded and whether qualified or unqualified (within the meaning of the Code) by Security or any Security Subsidiary;

                  (f) any action by Security or any Security Subsidiary seeking any cancellation of, or decrease in the insured limit under, or increase in the deductible amount or the insured's retention (whether pursuant to coinsurance or otherwise) of or under, any policy of insurance maintained directly or indirectly by Security or any Security Subsidiary on any of their respective assets or businesses, including fire and other hazard insurance on its assets, automobile liability insurance, general public liability insurance, and directors' and officers' liability insurance; and if an insurer takes any such action, Security shall promptly notify WesterFed;

                  (g) any change in Security's independent auditors, historic methods of accounting (other than as required by GAAP or regulatory accounting principles), or in its system for maintaining its equipment and real estate;

                  (h) any purchase, whether for cash or secured or unsecured obligations (including finance leases) by Security or any Security Subsidiary, of any fixed asset which either (i) has a purchase price individually or in the aggregate in excess of $25,000, or (ii) is outside of the ordinary course of business;

                  (i) any sale or transfer of any asset in excess of $25,000 of Security or any Security Subsidiary or outside of the ordinary course of business with the exception of loans and marketable securities that are held for sale and sold in the ordinary course of business at market prices;

                  (j) any cancellation or compromise of any debt to, claim by or right of, Security or any Security Subsidiary except in the ordinary course of business;

                  (k) any amendment or termination of any material contract or commitment to which Security or any Security Subsidiary is a party, other than in the ordinary course of business;

                  (l) any material damage or destruction to any material assets or property of Security or any Security Subsidiary whether or not covered by insurance; or

                  (m) any event or condition of any character (other than changes in legal, economic or other conditions which are not specially or uniquely applicable to Security or any Security Subsidiary) materially adversely affecting the business, assets, deposit liabilities, operations or financial condition of Security on a consolidated basis.

         SECTION 3.23 CORPORATE RECORDS. To the best knowledge of Security's management, the corporate record books, transfer books and stock ledgers of Security and each Security Subsidiary are complete and accurate in all material respects and reflect all meetings, consents and other material actions of the organizers, incorporators, stockholders, Boards of Directors and committees of the Boards of Directors of Security and each Security Subsidiary, and all transactions in their respective capital stocks, since their respective inceptions.

         SECTION 3.24 UNDISCLOSED LIABILITIES. All Liabilities of Security and the Security Subsidiaries have been reflected, disclosed or reserved against in Security Financial Statements dated as of June 30, 1996 or in the notes thereto, and Security and the Security Subsidiaries have no other Liabilities except (a) Liabilities incurred since June 30, 1996 in the ordinary course of business, and
(b) as disclosed in Section 3.24 of the Security Disclosure Schedule.

         SECTION 3.25 ASSETS.

                  (a) Security and the Security Subsidiaries have good and marketable title to their real properties, including any leaseholds, and their other assets and properties, all as reflected as owned or held by Security or any Security Subsidiary in the Security Financial Statements dated as of June 30, 1996, and those acquired since such date, except for (i) assets and properties disposed of since such date in the ordinary course of business, and
(ii) Security Permitted Liens none of which, in the aggregate, except as set forth in Section 3.25 of the Security Disclosure Schedule, are material to the assets of Security on a consolidated basis. All buildings, structures, fixtures and appurtenances comprising part of the real properties of Security and the Security Subsidiaries (whether owned or leased) are in good operating condition and have been well maintained, reasonable wear and tear excepted. Title to all real property owned by Security and the Security Subsidiaries is held in fee simple, except as otherwise noted in the Security Financial Statements dated as of June 30, 1996, or as set forth in Section 3.25 of the Security Disclosure Schedule. Security or the Security Subsidiaries have title or other rights to its assets sufficient in all material respects for the conduct of their respective businesses as presently conducted, and except as set forth in the Security Financial Statements dated as of June 30, 1996 or in Section 3.25 of the Security Disclosure Schedule, free, clear and discharged of and from any and all liens, charges, encumbrances, security interests and/or equities which are material to Security or any Security Subsidiary.

                  (b) All leases pursuant to which Security or any Security Subsidiary, as lessee, leases real or personal property which are material to the business of Security on a consolidated basis are, to the best knowledge of Security, valid, effective, and enforceable against the lessor in accordance with their respective terms. There is not under any of such leases any existing default, or any event which with notice or lapse of time or both would constitute a default, with respect to either Security or any Security Subsidiary, or to the best knowledge of Security, the other party. Except as disclosed in Section 3.25 of the Security Disclosure Schedule, none of such leases contains a prohibition against assignment by Security or any Security Subsidiary, by operation of law or otherwise, or any other provision which would preclude the surviving entity in the Merger and Bank Merger or any WesterFed Subsidiary from possessing and using the leased premises for the same purposes and upon the same rental and other terms upon the consummation of the Merger and the Bank Merger as are applicable to the use by Security or any Security Subsidiary as of the date of this Agreement.

         SECTION 3.26 INDEMNIFICATION. To the best knowledge of Security, except as set forth in Section 3.26 of the Security Disclosure Schedule, no action or failure to take action by any director, officer, employee or agent of Security or any Security Subsidiary has occurred which would give rise to a claim or a potential claim by any such person for indemnification from Security or any Security Subsidiary under the corporate indemnification provisions of the charter, bylaws, or Corporate Law applicable to Security or any Security Subsidiary on the date of this Agreement.

         SECTION 3.27 INSIDER INTERESTS. All outstanding loans and other contractual arrangements (including deposit relationships) between Security or any Security Subsidiary and any officer, director or employee of Security or any Security Subsidiary conform to the applicable rules and regulations and requirements of all applicable regulatory agencies which were in effect when such loans and other contractual arrangements were entered into. Except as set forth in

Section 3.27 of the Security Disclosure Schedule, no officer, director or employee of Security or any Security Subsidiary has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of Security or any Security Subsidiary.

                                   ARTICLE IV.

                              COVENANTS OF SECURITY

         SECTION 4.01 BUSINESS IN ORDINARY COURSE.

                  (a) Without the prior written consent of WesterFed, Security shall not declare or pay any dividend or make any other distribution with respect to its capital stock whether in cash, stock or other property, after the date of this Agreement except regular periodic dividends in amounts (or, if applicable, with such increases in amounts), and at points of time, not inconsistent with past practices; provided, however, that (i) the foregoing shall not be construed to prohibit the payment of the dividend declared by Security on September 11, 1996, and (ii) the declaration of the last dividend by Security prior to consummation of the Merger and the payment thereof shall be coordinated with WesterFed so as to preclude duplication of dividend benefits.

                  (b) Security and the Security Subsidiaries shall continue to carry on, after the date hereof, their respective businesses and the discharge or incurring of obligations and liabilities, only in the usual, regular and ordinary course of business, as heretofore conducted, and by way of amplification and not limitation, Security and each of the Security Subsidiaries will not, without the prior written consent of WesterFed:

                           (i) issue any capital stock or any options, warrants, or other rights to subscribe for or purchase capital stock or any securities convertible into or exchangeable for any capital stock, except pursuant to options outstanding on the date hereof under the Security Stock Option Plan;

                           (ii) directly or indirectly redeem, purchase or otherwise acquire any capital stock or ownership interests of Security or any of the Security Subsidiaries;

                           (iii) effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize;

                           (iv) change its Articles of Incorporation, Charter, or Bylaws;

                           (v) enter into any employment agreement (except as otherwise permitted pursuant in Section 5.13(b) of this Agreement), severance agreement, change of control agreement, or plan relative to the foregoing; or grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to directors, officers or employees except as required by law; pay or agree to pay any bonus inconsistent with past practices, or adopt or make any material change in any bonus, insurance, pension, or other Security Benefit Plan; or, except as required by law or necessary in connection with insurance requirements, adopt any change to any Security Qualified Plan;

                           (vi) except for the short-term renewal of Federal Home Loan Bank ("FHLB") advances outstanding at the date of this Agreement, raising short-term funds against its existing line of credit with the FHLB, and engaging in repurchase transactions and deposit-taking in the ordinary course of its business, borrow or agree to borrow any funds or indirectly guarantee or agree to guarantee any obligations of others;

                           (vii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in a principal amount in excess of $500,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $1,500,000 (excluding for this purpose any accrued interest or overdrafts), without the prior written consent of WesterFed acting through its Chief Executive Officer in a written notice to Security, which approval shall not be unreasonably withheld and approval or rejection shall be given within two business days after delivery by Security to such officer of WesterFed of the complete loan package;

                           (viii) make any changes in its policies concerning which persons may approve loans;

                           (ix) enter into any securities transaction for its own account or purchase or otherwise acquire any investment security for its own account, provided that (A) Security and the Security Subsidiaries may enter into transactions for its own account involving, and purchase or sell for its own account, U.S. Treasury obligations and securities issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation, (B) Security and the Security Subsidiaries may make deposits in an overnight account at the FHLB of Seattle, and (C) WesterFed's consent to transactions otherwise restricted by this paragraph (ix) shall not be unreasonably withheld or delayed;

                           (x) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices;

                           (xi) enter into, modify or extend any agreement, contract or commitment out of the ordinary course of business or having a term in excess of six months and involving an expenditure in excess of ten thousand dollars ($25,000), other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit documents made in the ordinary course of business;

                           (xii) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance;

                           (xiii) cancel any material indebtedness owing to it or any material claims which it may possess or waive any rights of material value;

                           (xiv) sell or otherwise dispose of any real property or any material amount of tangible or intangible personal property other than
                                    (A) properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness owed to Security Bank, (B) student loans, or (C) loans which are held for sale by Security Bank and are sold in the secondary market within sixty (60) days of origination;

                           (xv) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon; provided, however, that Security Bank and its Subsidiaries shall not be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless it has reason to believe that such property might contain Hazardous Substances;

                           (xvi) knowingly or willfully commit any act or fail to commit any act which will cause a material breach of any material agreement, contract or commitment;

                           (xvii) violate any law, statute, rule, governmental regulation, or order, which violation might have a Material Adverse Effect on Security;

                           (xviii) purchase any real or personal property or make any capital expenditure where the amount paid or committed therefor is in excess of twenty-five thousand dollars ($25,000), except for outstanding commitments set forth in Section 3.20 of the Security Disclosure Schedule;

                           (xix) in the case of Security Bank, voluntarily make any material changes in or to its asset and deposit mix;

                           (xx) engage in any activity or transaction outside the ordinary course of business;

                           (xxi) enter into or acquire, or modify, amend or extend the terms of any existing, Derivative Securities; or

                           (xxii) enter into any new, or modify, amend or extend the terms of any existing, contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities.

                  (c) Security and the Security Subsidiaries shall not, without the prior written consent of WesterFed, willfully engage in any transaction or willfully take any action that would render untrue any of the representations and warranties of Security contained in Article III hereof, if such representations and warranties were given as of the date of such transaction or action.

                  (d) Security will, and will cause each of the Security Subsidiaries to, use its best efforts to maintain its respective properties and assets in their present state of repair, order and condition, reasonable wear and tear excepted, and to maintain and keep in full force and effect all policies of insurance presently in effect, including the insurance of accounts with the FDIC. Security will, and will cause each of the Security Subsidiaries to, take all requisite action (including the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to (i) increase by $1,000,000 the amount of coverage available under such policy or policies, and (ii) preserve all rights thereunder with respect to all matters known by Security which could reasonably give rise to a claim prior to the Effective Time.

                  (e) Security shall promptly notify WesterFed in writing of the occurrence of any matter or event known to and directly involving Security or any Security Subsidiary that is reasonably likely to result in a Material Adverse Effect on Security or impair the ability of Security to consummate the transactions contemplated herein.

                  (f) Security shall not make or cause to be made any material change to the credit underwriting policies of Security Bank without the prior written consent of WesterFed, which consent shall not be unreasonably withheld or delayed.

                  (g) Security shall provide to WesterFed such reports on litigation involving Security and each of the Security Subsidiaries as WesterFed shall reasonably request, provided that Security shall not be required to divulge information to the extent that, in the good faith opinion of its counsel, by doing so, it would risk waiver of the attorney-client privilege to its detriment.

         SECTION 4.02 CONFORMING ACCOUNTING AND RESERVE POLICIES; RESTRUCTURING EXPENSES. At the request of WesterFed, Security shall cause Security Bank, immediately prior to

Closing and after satisfaction or waiver of the conditions to Closing set forth in Article VI hereof, to establish and take such reserves and accruals as WesterFed reasonably shall request to conform Security Bank's loan, accrual, reserve and other accounting policies to the policies of Western; provided, however, that such requested conforming adjustment shall not be taken into account in determining whether Security has experienced a Material Adverse Effect.

         SECTION 4.03 CERTAIN ACTIONS. Neither Security nor any of the Security Subsidiaries shall (a) solicit, initiate, or encourage or take any other action to facilitate (including by way of the disclosing or furnishing of any information that it is not legally obligated to disclose or furnish) any inquiry or the making of any proposal relating to any Acquisition Transaction, or (b)(i) solicit, initiate, or encourage or take any other action to facilitate any inquiry or proposal, or (ii) enter into any agreement, arrangement, or understanding (whether written or oral) regarding any proposal or transaction, providing for or requiring it to abandon, terminate or fail to consummate this Agreement, or compensating it or any of the Security Subsidiaries under any of the instances described in this clause. Security shall immediately instruct and otherwise use its best efforts to cause its directors, officers, employees, agents, advisors (including any investment banker, attorney, or accountant retained by it or any of the Security Subsidiaries), consultants and other representatives to comply with such prohibitions. Security shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any parties conducted heretofore with respect to such activities. Notwithstanding anything in this Agreement to the contrary, Security may provide information at the request of or enter into negotiations with a third party with respect to an Acquisition Transaction if the Board of Directors of Security determines, in good faith after consultation with counsel, that the exercise of its fiduciary duties to Security's stockholders under applicable law requires it to take such action; provided, however, that Security may not, in any event, provide to such third party any information which it has not provided to WesterFed. Security shall promptly notify WesterFed orally and in writing in the event it receives any such inquiry or proposal and shall provide reasonable detail of all relevant facts relating to such inquiries. Nothing in this Agreement shall prohibit accurate disclosure by Security in any document (including the Proxy Statement and the Registration Statement) or other disclosure under applicable law if in the opinion of the Board of Directors of Security, disclosure is appropriate under applicable law.

                                   ARTICLE V.

                              ADDITIONAL AGREEMENTS

         SECTION 5.01 INSPECTION OF RECORDS; CONFIDENTIALITY.

                  (a) WesterFed and Security shall each afford to the other and to the other's accountants, counsel and other representatives (and their respective Subsidiaries) full access during normal business hours during the period prior to the Effective Time to all of their respective properties, books, contracts, commitments and records, including all attorneys' responses to auditors' requests for information, and accountants' work papers, developed by either of them or their respective Subsidiaries or their respective accountants or attorneys, and will permit each other and their respective representatives to discuss such information directly with each other's officers, directors, employees, attorneys and accountants. WesterFed and

Security shall each use their best efforts to furnish to the other all other information concerning its business, properties and personnel as such other party may reasonably request. Any failure to comply with this covenant shall be disregarded if promptly corrected without material adverse consequences to the other party. The availability or actual delivery of information shall not affect the representations, warranties, covenants, and agreements of the party providing such information that are contained in this Agreement or in any certificates or other documents delivered pursuant hereto. Nothing in this
Section 5.01(a) shall be construed to obligate WesterFed or Security to take any action or omit to take any action to the extent that, in the good faith opinion of its counsel, such action or omission would risk waiver of the attorney-client privilege.

                  (b) In the event that this Agreement is terminated, each party shall return all non-public documents furnished hereunder, shall destroy all documents or portions thereof prepared by such other party that contain non-public information furnished by the other party pursuant hereto and, in any event, shall hold all non-public information confidential unless or until such information is or becomes a matter of public knowledge or is or becomes known to the party receiving the information through persons other than the party providing such information.

                  (c) Security shall consider in good faith any request by WesterFed to allow a representative of WesterFed to attend as an observer (i) any meeting of the Board of Directors of Security and the Security Subsidiaries,
(ii) any meeting of any committee of either such Board, including the audit and executive committees thereof, or (iii) any other meeting of Security officials at which policy is being made, except for any such meeting if and to the extent that any amendment to this Agreement or the merits of any Acquisition Transaction described in Section 4.03 hereof is discussed. Security shall give reasonable notice to WesterFed of any such meeting and, if known, the agenda for or business to be discussed at such meeting. Security shall provide to WesterFed all written information provided to the directors on all such boards and committees in connection with all such meetings or otherwise provided in writing to the directors, and shall provide any other written financial reports or other analysis prepared for senior management of Security. In the event that Security grants any request by WesterFed to participate in any such meeting, it is understood by the parties that WesterFed's representative will not have any voting rights with respect to matters discussed at these meetings and that WesterFed is not managing the business or affairs of Security or any Security Subsidiary. All information obtained by WesterFed at or in connection with these meetings shall be treated as confidential to the extent provided in Section 5.01(b) hereof.

         SECTION 5.02 REGISTRATION STATEMENT; STOCKHOLDER APPROVAL. As soon as practicable after the date of this Agreement, WesterFed shall file the Registration Statement with the SEC, and Security and WesterFed shall use their best efforts to cause the Registration Statement to become effective under the Securities Act. WesterFed will take any action required to be taken under the applicable blue sky or securities laws in connection with the issuance of the shares of WesterFed Common Stock in the Merger. Each party shall furnish all information concerning it and the holders of its capital stock as the other party may reasonably request in connection with such action. WesterFed and Security shall call the Stockholders' Meetings as soon as reasonably practicable after the Registration Statement is declared effective by the SEC for the purpose of voting upon this Agreement and the Merger. In connection with the Stockholders' Meetings, (a)

WesterFed and Security shall jointly prepare the Proxy Statement as part of the Registration Statement and WesterFed and Security shall mail the Proxy Statement to their respective stockholders, and (b) the Board of Directors of WesterFed and Security shall recommend to their respective stockholders the approval of this Agreement and the Merger; provided, however, that such recommendation by Security may be withdrawn, modified, or amended, or not made at all, after the receipt by Security of an offer to effect an Acquisition Transaction with Security to the extent the Board of Directors of Security reasonably determines that, in the exercise of its fiduciary obligations after consultation with counsel, it has a duty to do so.

         SECTION 5.03 AFFILIATE LETTERS. Security shall use its best efforts to obtain and deliver to WesterFed as promptly as practicable after (and shall use its reasonable best efforts to obtain and deliver within five (5) business days after) the date hereof a signed representation letter substantially in the form of Exhibit C from each executive officer and director of Security and each stockholder of Security who Security reasonably believes is an "affiliate" of Security within the meaning of such term as used in Rule 145 under the Securities Act and shall use its best efforts to obtain and deliver to WesterFed a signed representation letter substantially in the form of Exhibit C from any person who becomes an executive officer or director of Security or any stockholder who becomes such an "affiliate" after the date hereof as promptly as practicable after (and shall use its reasonable best efforts to obtain and deliver within five business days after) such person achieves such status.

         SECTION 5.04 BROKERS. Each of WesterFed and Security represents, as to itself and its Subsidiaries, that no agent, broker, investment banker or other firm or person or officer or director of either is or will be entitled to any broker's or finder's fee or any other commission, bonus or similar fee in connection with any of the transactions contemplated by this Agreement, other than as to WesterFed, Alex. Brown & Sons Incorporated and as to Security, Montgomery Securities, which has provided advice to Security at its request in connection with the Merger.

         SECTION 5.05 COOPERATION. Each party to this Agreement covenants that it will use its best efforts to bring about the transactions contemplated by this Agreement as soon as practicable, unless this Agreement is terminated as provided herein. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement at the earliest practicable time. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of WesterFed or Security or their respective Subsidiaries, as the case may be, shall take all such necessary action. Each party shall use its reasonable best efforts to preserve for itself and the other party each available legal privilege with respect to the confidentiality of their negotiations and related communications, including the attorney-client privilege.

         SECTION 5.06 REGULATORY APPLICATIONS. WesterFed, Security and/or their respective Subsidiaries shall, as soon as practicable after the date of this Agreement, file all necessary applications with all applicable regulatory authorities, and shall use their best efforts to respond as promptly as practicable to all inquiries received concerning said applications. In the event the


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
Merger or Bank Merger is challenged or opposed by any administrative or legal proceeding, whether by the United States Department of Justice or otherwise, the determination of whether and to what extent to seek appeal or review, administrative or otherwise, or other appropriate remedies shall be made by WesterFed. The party filing an application shall deliver a copy thereof to the other party in advance of filing and copies of all responses or written communications from regulatory authorities relating to the Merger, the Bank Merger or this Agreement (to the extent permitted by law), and the filing party shall also deliver a final copy of each regulatory application to the other party promptly after it is filed with the appropriate regulatory authority. Each party shall advise the other party periodically of the status of each regulatory application.

         SECTION 5.07 FINANCIAL STATEMENTS AND REPORTS. From the date of this Agreement and prior to the Effective Time: (a) each party will deliver to the other, not later than ninety (90) days after the end of any fiscal year, its Annual Report on Form 10-K (and all schedules and exhibits thereto) for the fiscal period then ended prepared in conformity with GAAP, and not later than forty-five (45) days after the end of any fiscal quarter, its thrift financial reports as filed with the OTS; (b) each party will deliver to the other not later than forty-five (45) days after the end of each quarter, its Report on Form 10-Q for such quarter as filed with the SEC, which shall be prepared in conformity with GAAP and the rules and regulations of the SEC; and (c) each party will deliver to the other any and all other material reports filed with the SEC, the FDIC, the OTS, or any other regulatory agency within five (5) business days of the filing of any such report.

         SECTION 5.08 NOTICE. At all times prior to the Effective Time, each party shall promptly notify the other in writing of the occurrence of any event which will or may result in the failure to satisfy any of the conditions specified in Sections 6.01 or 6.02. In the event that either party becomes aware of the occurrence or impending occurrence of any event which would constitute or cause a breach by it of any of its representations and warranties, covenants or agreements herein in any material respect, or would have constituted or caused a breach by it of its representations and warranties, covenants or agreements herein in any material respect, had such an event occurred or been known prior to the date hereof, said party shall immediately give detailed and written notice thereof to the other party, and shall, unless the same has been waived in writing by the other party, use its reasonable efforts to remedy the same within 30 days, provided that such efforts, if not successful, shall not be deemed to satisfy any condition precedent to the Merger.

         SECTION 5.09 PRESS RELEASE. Except as provided in Section 4.03(a) or as otherwise reasonably determined by a party to comply with its legal obligations, at all times prior to the Effective Time, each party shall mutually agree with the other prior to the issuance of any press release or other information to the press or any third party for general circulation with respect to this Agreement or the transactions contemplated hereby.

         SECTION 5.10 DELIVERY OF SUPPLEMENTS TO DISCLOSURE SCHEDULES. Five (5) business days prior to the Effective Time, each party will supplement or amend its Disclosure Schedule with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in the Disclosure Schedule or in any


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
representation and warranty made by the disclosing party which has been rendered inaccurate thereby. For purposes of determining the accuracy of the representations and warranties of WesterFed and Security contained, respectively, in Articles II and III hereof in order to determine the fulfillment of the conditions set forth in Sections 6.01(a) and 6.02(a) as of the date of this Agreement, the Disclosure Schedule of each party shall be deemed to include only that information contained therein on the date it is initially delivered to the other party.

         SECTION 5.11 LITIGATION MATTERS. Security will consult with WesterFed about any proposed settlement, or any disposition of, any litigation involving amounts in excess of $10,000.

         SECTION 5.12 NOTICE OF MATERIAL ADVERSE EFFECT. WesterFed shall promptly notify Security in writing of the occurrence of any matter or event known to and directly involving WesterFed or any WesterFed Subsidiary that is reasonably likely to result in a Material Adverse Effect on WesterFed or impair the ability of WesterFed to consummate the transactions contemplated herein.

         SECTION 5.13 OPTIONS; EMPLOYMENT AGREEMENTS; BENEFITS AND RELATED MATTERS.

                  (a) SECURITY STOCK OPTIONS HELD BY NON-EMPLOYEES. At the Effective Time, by virtue of the Merger, and without any action on the part of any person or entity, each Security Stock Option outstanding on the date hereof and remaining outstanding immediately prior to the Effective Time and held by a holder who is not an employee of Security or any Security Subsidiary immediately prior to the Effective Time shall be converted into and become a right to receive from WesterFed, whether or not the option is then exercisable or vested, a cash payment in an amount equal to the product of (A) the number of shares of Security Common Stock subject to such option immediately prior to the Effective Time, and (B) the excess, if any, of $30 over the exercise price per share of such option, net of any cash which must be withheld under federal and state income and employment tax requirements. Such cash payments shall be in consideration of, and shall result in, the settlement and cancellation of all such options. As a condition to the receipt of a cash payment in cancellation of options, each such holder of a Security Stock Option shall execute a cancellation agreement in the form of Exhibit D.

                  (b) SECURITY STOCK OPTIONS HELD BY EMPLOYEES. At the Effective Time, by virtue of the Merger, and without any action on the part of any person or entity, each Security Stock Option outstanding on the date hereof and remaining outstanding immediately prior to the Effective Time and held by a holder who is an employee of Security or a Security Subsidiary immediately prior to the Effective Time shall be converted into and become, upon the election of such holder, either the right to receive cash on the terms set forth in Section 5.13(a) or an option to purchase shares of WesterFed Common Stock on the same terms as are in effect with respect to the Security Stock Option immediately prior to the Effective Time, except that (i) each such converted option will be exercisable solely for shares of WesterFed Common Stock, (ii) the number of shares of WesterFed Common Stock subject to such converted option shall be equal to the number of shares of Security Common Stock subject to the Security Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, the product being rounded, if necessary, up or down to the nearest whole share, and (iii) the per-share exercise price under each such converted option shall be adjusted by dividing the per-share exercise price of the

Security Stock Option by the Exchange Ratio, and rounding up to the nearest cent. The failure of any holder of a Security Stock Option to deliver to WesterFed prior to the Effective Time written evidence of the election referred to in this Section 5.13(b) shall be deemed to be an election by such holder to receive, in exchange for such Security Stock Option, an option to purchase shares of WesterFed Common Stock on the terms set forth in this Section 5.13(b). As soon as practicable after the Effective Time, WesterFed shall take all action necessary to register under the Securities Act the shares of WesterFed Common Stock subject to options resulting from the conversion of Security Stock Options pursuant to this Section 5.13(b).

                  (c) WRITTEN AGREEMENTS WITH EMPLOYEES. Simultaneously with the execution of this Agreement, Western and the seven (7) Security/Security Bank employees listed in Exhibit E shall execute new employment agreements in the form attached to Exhibit E, which new employment agreements shall supersede and replace the existing employment agreements of said employees at the Effective Time.

                  (d) CONTINUING EMPLOYEES. To the extent permitted by applicable law, the former employees of Security and the Security Subsidiaries who become employees of WesterFed or any WesterFed Subsidiary (the "Continuing Employees") shall continue to participate in the Security Benefit Plans. WesterFed or any WesterFed Subsidiary may amend or terminate any Security Benefit Plan at any time, provided, that if the termination or amendment adversely affects the benefits provided to the Continuing Employees, WesterFed or a WesterFed Subsidiary shall provide the Continuing Employees with benefits that are substantially equivalent to the benefits being received by other similarly situated employees of WesterFed or a WesterFed Subsidiary under comparable plans then in effect. Neither WesterFed nor any WesterFed Subsidiary shall amend any Security Qualified Plan in a manner which adversely affects the benefits to participants therein, except (i) to comply with applicable laws and regulations including the Code and ERISA, or (ii) when a similar amendment is being made to a comparable WesterFed Qualified Plan. Nothing herein shall preclude WesterFed or a WesterFed Subsidiary from terminating a Security Qualified Plan or merging a Security Qualified Plan into a WesterFed Qualified Plan, provided that in doing so WesterFed complies with the applicable comparability test under the Code, ERISA and any other applicable laws and regulations and the other provisions of this paragraph. Whenever a Continuing Employee becomes a participant in a WesterFed Benefit Plan, such Continuing Employee shall receive full credit for his past service with Security or a Security Subsidiary for purposes of determining eligibility to participate in and the vesting benefits of such WesterFed Benefit Plan (but not for the purpose of accrual of benefits thereunder). In such regard, years of service with Security or any Security Subsidiary shall be deemed service with WesterFed or a WesterFed Subsidiary. Continuing Employees will not be subject to any exclusion or penalty for pre-existing conditions that were covered under the Security health plan immediately prior to the Effective Time or any waiting period relating to coverage under the WesterFed health plan.

         SECTION 5.14 EXTENT OF KNOWLEDGE. For purposes of this Agreement and any other certificate or document delivered by one party to the other pursuant hereto, the "best knowledge" of WesterFed or Security shall be limited to matters actually known to each of its directors and each of its officers holding the position of Senior Vice President or above.


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
         SECTION 5.15 TAX TREATMENT. Neither Security or any of the Security Subsidiaries, nor WesterFed or any of the WesterFed Subsidiaries, shall voluntarily take any action which would disqualify the Merger or Bank Merger as a "reorganization" pursuant to Section 368(a) of the Code.

         SECTION 5.16 STOCK EXCHANGE LISTING. WesterFed shall use its best efforts to list on the Nasdaq National Market, subject to official notice of issuance, the shares of WesterFed Common Stock to be issued in the Merger.

         SECTION 5.17 DIRECTORS' AND OFFICERS' INDEMNIFICATION INSURANCE. For a period of six years following the Effective Time, WesterFed shall indemnify, defend and hold harmless the present and former directors, officers and employees of Security and the Security Subsidiaries (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement and the agreements executed pursuant to this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Security would have been permitted under Montana law and its Articles of Incorporation or Bylaws in effect on the date of this Agreement to indemnify such person (and WesterFed will also advance expenses as incurred to the fullest extent permitted under applicable law so long as the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification); provided, however, that (a) any determination required to be made with respect to whether a person's conduct complies with the standards set forth under Montana law and Security's Articles of Incorporation and Bylaws shall be made by independent counsel mutually agreed upon between WesterFed and the Indemnified Party, and (b) WesterFed shall be obligated pursuant to this Section 5.17 to pay for only one firm of counsel for all Indemnified Parties, unless an Indemnified Party shall have reasonably concluded, based on the advice of counsel, that in order to be adequately represented, separate counsel is necessary for such Indemnified Party, in which case WesterFed shall be obligated to pay for such separate counsel. WesterFed shall cause the persons serving as officers and directors of Security and the Security Subsidiaries immediately prior to the Effective Time to be covered for a period of six years following the Effective Time by the directors' and officers' liability insurance policy maintained by WesterFed and Western (provided that WesterFed may substitute or cause Security to substitute therefor single premium tail coverage with a policy limit equal to Security's existing annual coverage limit) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such, provided that the additional premium cost to WesterFed does not exceed 300% of Security's present annual premium cost and that the insurance is available.

                                   ARTICLE VI.

                                   CONDITIONS

         SECTION 6.01 CONDITIONS TO THE OBLIGATIONS OF WESTERFED.
Notwithstanding any other provision of this Agreement, the obligations of WesterFed to consummate the Merger are subject


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
to the following conditions precedent (except as to those which WesterFed may choose to waive in writing):

                  (a) Subject to the cure provisions set forth in Section 5.08, all of the representations and warranties made by Security in this Agreement and in any documents or certificates provided by Security shall have been true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time, except (i) to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties shall have been true and correct in all material respects as of such specified date, and (ii) for information contained in a subsequent Disclosure Schedule of Security relating to an event or series of events arising after the date hereof which does not have a Material Adverse Effect on Security;

                  (b) Subject to the cure provisions set forth in Section 5.08, Security shall have performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

                  (c) Since the date hereof, Security shall not have suffered a Material Adverse Effect;

                  (d) WesterFed shall have received the opinion of Graham & Dunn, counsel to Security, in form and substance satisfactory to WesterFed;

                  (e) WesterFed shall have received from Hanson, Roybal, Lee & Todd, Montana counsel for Security, a written opinion satisfactory in form and substance to WesterFed, dated the Closing Date, with respect to (i) the corporate status, corporate authority, good standing, capitalization, and litigation proceedings of Security, (ii) the enforceability of the Agreement, and (iii) and such other matters with respect to which legal opinions are customarily given in transactions such as the Merger; and

                  (f) WesterFed shall have received a certificate signed by the President and Chief Executive Officer of Security, dated as of the Effective Time, certifying that based upon his best knowledge, the conditions set forth in Sections 6.01(a), (b), and (c) hereof have been satisfied.

         SECTION 6.02 CONDITIONS TO THE OBLIGATIONS OF SECURITY. Notwithstanding any other provision of this Agreement, the obligations of Security to consummate the Merger are subject to the following conditions precedent (except as to those which Security may choose to waive in writing):

                  (a) Subject to the cure provisions set forth in Section 5.08, all of the representations and warranties made by WesterFed in this Agreement and in any documents or certificates provided by WesterFed shall have been true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time, except (i) to the extent that such representations and warranties are by their


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
express provisions made as of a specified date, in which case such representations and warranties shall have been true and correct in all material respects as of such specified date, and (ii) for information contained in a subsequent Disclosure Schedule of WesterFed relating to an event or series of events arising after the date hereof which does not have a Material Adverse Effect on WesterFed;

                  (b) Subject to the cure provisions set forth in Section 5.08, WesterFed shall have performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

                  (c) Since the date hereof, WesterFed shall not have suffered a Material Adverse Effect;

                  (d) Security shall have received the opinion of Silver, Freedman & Taff, L.L.P., counsel to WesterFed, in form and substance satisfactory to Security; and

                  (e) Security shall have received a certificate signed by the President and Chief Executive Officer of WesterFed, dated as of the Effective Time, that based upon his best knowledge, the conditions set forth in Sections 6.02(a), (b), and (c) have been satisfied.

         SECTION 6.03 CONDITIONS TO THE OBLIGATIONS OF THE PARTIES. Notwithstanding any other provision of this Agreement, the obligations of WesterFed on the one hand, and Security on the other hand, to consummate the Merger are subject to the following conditions precedent (except as to those which WesterFed or Security may choose to waive in writing):

                  (a) Each party to this Agreement shall have received from its financial advisor a written fairness opinion, dated on or about the date on which the Proxy Statement is distributed to such party's stockholders, to the effect that the Merger Consideration is fair to such party's stockholders from a financial point of view;

                  (b) As of the date of this Agreement, each member of the Board of Directors of Security and any executive officer who is a stockholder of Security owning 1,000 shares or more of Security Common Stock shall have executed and delivered to WesterFed a Stockholder Voting Agreement in the form of Exhibit F;

                  (c) As of the date of this Agreement, Security and WesterFed shall execute and deliver to each other Stock Option Agreement #1 and Stock Option Agreement #2, in the forms of Exhibits G and H, respectively;

                  (d) As of the date of the Agreement, the new employment agreements referred to in Section 5.13(c) shall have been executed and delivered by the parties named therein;

                  (e) No preliminary or permanent injunction or other order by any federal or state court which prevents the consummation of the Merger or Bank Merger shall have been issued and shall remain in effect;


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
                  (f) The parties shall have received all applicable regulatory approvals and consents to consummate the transactions contemplated in this Agreement and all required waiting periods shall have expired;

                  (g) The Registration Statement shall have been declared effective under the Securities Act and no stop orders shall be in effect and no proceedings for such purpose shall be pending or threatened by the SEC;

                  (h) Each of WesterFed and Security shall have received from Silver, Friedman & Taff, L.L.P. a written opinion, dated the Closing Date, substantially to the effect that the Merger and the Bank Merger will each constitute a "reorganization" within the meaning of Section 368(a) of the Code.

                  (i) The WesterFed Common Stock to be issued to holders of Security Common Stock shall have been approved for listing on the Nasdaq National Market subject to official notice of issuance; and

                  (j) There shall not have been any action taken or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any federal or state government or governmental agency or instrumentality or court, which would prohibit WesterFed's ownership or operation of all or a material portion of the business or assets of Security, or would compel WesterFed or Western to dispose of all or a material portion of the business or assets of Security Bank or would prohibit the Bank Merger, as a result of this Agreement, or which would render WesterFed or Security unable to consummate the transactions contemplated by this Agreement;

                                  ARTICLE VII.

                         TERMINATION; AMENDMENT; WAIVER

         SECTION 7.01 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time:

                  (a) By the mutual written consent of the Boards of Directors of WesterFed and Security;

                  (b) At any time prior to the Effective Time, by WesterFed or Security if there shall have been a final judicial or regulatory determination (as to which all periods for appeal shall have expired and no appeal shall be pending) that any material provision of this Agreement is illegal, invalid or unenforceable (unless the enforcement thereof is waived by the affected party) or denying any regulatory application the approval of which is a condition precedent to either party's obligations hereunder;

                  (c) At any time on or before the date specified in 7.01(f) hereof, by WesterFed or Security in the event that any of the conditions precedent to the obligations of the other party


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
to the Merger or Bank Merger are rendered impossible to be satisfied or fulfilled by said date (other than by reason of a breach by the party seeking to terminate);

                  (d) By either party at any time after the stockholders of WesterFed or Security fail to approve this Agreement and the Merger by the required vote at the respective Stockholders' Meetings;

                  (e) By WesterFed or Security, in the event of a material breach by the other party of any representation, warranty, covenant or agreement contained herein or in any Schedule or document delivered pursuant hereto, which breach would result in the failure to satisfy the closing condition set forth in
Section 6.01(a) or 6.01(b), in the case of WesterFed, or Section 6.02(a) or 6.02(b), in the case of Security, and which breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by the non-breaching party to the party committing such breach; or

                  (f) By either party on or after 270 days following the date of this Agreement, in the event the Merger has not been consummated by such date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); or

                  (g)      By Security if:

                                    (i)      the Average WesterFed Stock Price
                                             is less than $11.75; and

                                    (ii)     the Board of WesterFed does not
                                             increase the Exchange Ratio such
                                             that the shareholders of Security
                                             who are entitled to exchange their
                                             shares for WesterFed Common Stock
                                             will receive a Stock Distribution
                                             equal to $27.01 per share based
                                             upon the Average WesterFed Stock
                                             Price.

                  In the event either party elects to effect any termination pursuant to Section 7.01(b) through 7.01(g) above, it shall give written notice to the other party hereto specifying the basis for such termination and certifying that such termination has been approved by the vote of a majority of the members of its Board of Directors.

         SECTION 7.02 LIABILITIES AND REMEDIES.

                  (a) In the event that this Agreement is terminated by a party (the "Aggrieved Party") solely by reason of the willful material breach by the other party ("Breaching Party") of any of its representations, warranties, covenants or agreements contained herein, then the Aggrieved Party shall be entitled to such remedies and relief against the Breaching Party as are available at law or in equity. Moreover, the Aggrieved Party without terminating this Agreement shall be entitled to specifically enforce the terms hereof against the Breaching Party in order to cause the Merger and the Bank Merger to be consummated. Each party acknowledges that there is not an adequate remedy at law to compensate the other party relating to the non-consummation of the Merger and the Bank Merger. To this end, each party, to the extent permitted by law,


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
irrevocably waives any defense it might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief or other equitable relief.

                  (b) Except as provided in Section 7.02(a), each of the parties to this Agreement shall bear its own costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, all application and filing fees to be paid by either party to regulatory authorities in connection with the transactions contemplated by this Agreement and the printing and mailing costs of the Proxy Statement shall be shared equally by the parties.

         SECTION 7.03 SURVIVAL OF AGREEMENTS. In the event of termination of this Agreement by either WesterFed or Security as provided in Section 7.01, this Agreement shall forthwith become void and have no effect except that the agreements contained in Sections 5.01(b) and 7.02 hereof shall survive the termination hereof.

         SECTION 7.04 AMENDMENT. This Agreement may be amended by the parties hereto by action taken by their respective Boards of Directors at any time before or after approval hereof by their stockholders but, after such stockholder approval, no amendment shall be made which changes the form of consideration or the value of the consideration to be received by the stockholders of Security without the approval of the stockholders of Security. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. WesterFed and Security may, without approval of their respective Boards of Directors, make such changes to this Agreement, not inconsistent with the purposes hereof, as may be required to effect or facilitate any regulatory approval or acceptance of the Merger, the Bank Merger or this Agreement or to effect or facilitate any regulatory or governmental filing or recording required for the consummation of any of the transactions contemplated hereby.

         SECTION 7.05 WAIVER. Any term, provision or condition of this Agreement (other than the requirement of stockholders' approval) may be waived in writing at any time by the party which is entitled to the benefits hereof. Each and every right granted to any party hereunder, or under any other document delivered in connection herewith or therewith, and each and every right allowed it by law or equity, shall be cumulative and may be exercised from time to time. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect such party's right at a later time to enforce the same. No waiver by any party of a condition or of the breach of any term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, covenant, representation or warranty of this Agreement. No investigation, review or audit by WesterFed of Security or Security of WesterFed prior to or after the date hereof shall estop or prevent either party from exercising any right hereunder or be deemed to be a waiver of any such right.


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
                                  ARTICLE VIII.

                               GENERAL PROVISIONS

         SECTION 8.01 SURVIVAL. None of the representations, warranties, covenants and agreements of the parties in this Agreement or in any instrument delivered by the parties pursuant to this Agreement (other than the agreements, covenants and obligations set forth herein which are contemplated to be performed after the Effective Time) shall survive the Effective Time, provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive WesterFed or Security (or any of their respective directors, officers, employees or agents) of any defense in law or equity which otherwise would be available against the claims of any person, including any stockholder or former stockholder of either WesterFed of Security, the aforesaid representations, warranties, and covenants being material inducements to consummation by WesterFed, Security and the Surviving Corporation of the Merger contemplated hereby.

         SECTION 8.02 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile transmission or by registered or certified mail to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) and shall be deemed to be delivered on the date so delivered:

                  (a) if to WesterFed: Lyle R. Grimes
                                       President and Chief Executive Officer
                                       WesterFed Financial Corporation
                                       100 East Broadway
                                       Missoula, Montana  59802

                      copy to:         Silver, Freedman & Taff
                                       1100 New York Avenue, Suite 700 East
                                       Washington, D.C. 20005
                                       Attn: Barry Taff

                  (b) if to Security:  David W. Jorgenson
                                       President and Chief Executive Officer
                                       Security Bancorp
                                       219 North 26th Street
                                       Billings, Montana

                      copy to:         Graham & Dunn
                                       1420 Fifth Avenue
                                       Suite 3300
                                       Seattle, WA 98101
                                       Attention: Stephen M. Klein

         SECTION 8.03 APPLICABLE LAW. This Agreement shall be construed and interpreted according to the laws of the State of Delaware without regard to conflicts of laws principles thereof, except to the extent that the federal laws of the United States apply.

         SECTION 8.04 HEADINGS, ETC. The article headings and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         SECTION 8.05 SEVERABILITY. If any term, provision, covenant, or restriction contained in this Agreement is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Agreement to not achieve its essential purposes.

         SECTION 8.06 ENTIRE AGREEMENT; BINDING EFFECT; NON-ASSIGNMENT; COUNTERPARTS. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement between the parties hereto and supersedes all other prior agreements and undertakings, both written and oral, between the parties, with respect to the subject matter hereof; and (b) is not intended to confer upon any other person any rights or remedies hereunder except as specifically provided herein. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party hereto. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the day and year first above written.

                                      WESTERFED FINANCIAL CORPORATION

                                      By:  /s/ Lyle R. Grimes
                                           -------------------------------------
                                           Lyle R. Grimes
                                           President and Chief Executive Officer

/s/ Wendy Lambson
-------------------------------------
Wendy Lambson, Secretary

                                      SECURITY BANCORP

                                      By:  /s/ David W. Jorgenson
                                           -------------------------------------
                                           David W. Jorgenson
                                           President and Chief Executive Officer

/s/ Elaine F. Hine
-------------------------------------
Elaine F. Hine,  Secretary

                                                            Appendix II

                        [ALEX. BROWN & SONS LETTERHEAD]


                                                      September 24, 1996

The Board of Directors
WesterFed Financial Corporation
100 East Broadway
Missoula, MT  59801

Dear Sirs:

         WesterFed Financial Corporation ("WesterFed") and Security Bancorp ("Security") have entered into an Agreement and Plan of Merger dated as of September 24, 1996 (the "Agreement") providing for the merger of Security with and into WesterFed (the "Merger"). Pursuant to the Agreement, each share of Security common stock, par value $1.00 per share ("Security Common Stock"), will be converted into $30.00 per share in cash, or, to the extent Security shareholders elect to receive some or all of the consideration in WesterFed common stock, par value $.01 per share ("WesterFed Common Stock"), into approximately $30.00 in value of WesterFed Common Stock, subject to certain adjustments and limitations set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, to the holders of WesterFed Common Stock of the consideration to be paid by WesterFed to the holders of Security Common Stock.

         Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of WesterFed in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon consummation of the Merger. Alex. Brown regularly publishes research reports regarding the financial services industry and the businesses and securities of publicly owned companies in that industry.

         In connection with this opinion, we have reviewed certain publicly available financial information concerning WesterFed and Security and certain internal financial analyses and other information furnished to us by WesterFed and Security. We have also held discussions with members of the senior management of WesterFed and Security regarding the business and prospects of their respective financial institutions. In addition, we have (i) reviewed the reported price and trading activity of the WesterFed Common Stock and the Security Common Stock, (ii) compared certain financial and stock market information of WesterFed and Security, respectively, with similar information of certain comparable companies whose securities are publicly traded, (iii) reviewed the Agreement, (iv) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (v) reviewed the potential pro forma impact of the Merger on WesterFed's financial condition, operating results and per share figures and (vi) performed such other studies and analyses and considered such other factors as we deemed appropriate.

The Board of Directors
WesterFed Financial Corporation
September 24, 1996




         We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to information relating to the prospects of WesterFed and Security (including, without limitation, projected cost savings from the Merger), we have assumed that such information reflects the best currently available estimates and judgments of the respective managements of WesterFed and Security as to the likely future financial performance of WesterFed and Security. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities of WesterFed or Security, nor have we been furnished with any such evaluation or appraisal. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

         Our opinion expressed herein was prepared for the use of the Board of Directors of the Company and does not constitute a recommendation to the Company's shareholders as to how they should vote at the shareholders' meeting in connection with the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy or registration statement distributed in connection with the Merger.

         Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the consideration to be paid by WesterFed to the holders of Security Common Stock is fair, from a financial point of view, to the holders of WesterFed Common Stock.

                                                Very truly yours,

                                                ALEX. BROWN & SONS INCORPORATED



                                                 By: /s/ Jean-Luc Servat
                                                     --------------------------
                                                         Jean-Luc Servat
                                                         Managing Director

                                                            Appendix III

September 24, 1996


Board of Directors
Security Bancorp
219 North 26th Street
Billings, MT  59101


Members of the Board:

         We   understand   that   Security   Bancorp,   a  Montana   corporation
("Security"), and WesterFed Financial Corporation, a Deleware corporation (WesterFed"), propose to enter an Agreement and Plan of Merger dated September 24, 1996 (the "Merger Agreement"), pursuant to which Security will be merged with and into WesterFed, which will be the surviving entity (the "Merger"). Pursuant to the Merger, as more fully described in the draft Merger Agreement dated September 19, 1996 provided to us by Security, and as further described to us by management of Security, we understand that each oustanding share of common stock, $1.00 par value per share, of Security ("Security Common Stock"), will at the option of the Shareholder be exchanged for (i) $30.00 cash; (ii) that number of shares of the Common stock, $.01 par value per share, of WesterFed ("WesterFed Common Stock"), equal to (a) $30.00 divided by the Average WesterFed Stock Price (as defined in the Merger Agreement) if the Average WesterFed Stock Price is equal to or greater than $13.05 and less than or equal to $15.95, (b)
2.2989 if the Average WesterFed Stock Price is equal to or less than $13.05, (c)
1.8809 if the Average WesterFed Stock Price is equal to or greater than $15.95 but not greater than $17.50,(d) $32.91 divided by the Average WesterFed Stock Price if such price is greater than $17.50 and no Triggering Event has occured, and (e) 1.88 if the Average WesterFed Stock Price is greater than $17.50 and a Triggering Event has occured, or (iii) a combination of (i) and (ii) above, subject to certain adjustments and limitations (the "Consideration"). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

Security Bancorp
September 24, 1996
Page 2


       You have asked for our opinion as investment bankers as to whether the Consideration to be received by the shareholders of Security pursuant to the Merger Agreement is fair to such shareholders from a financial point of view, as of the date hereof. We were not requested to nor did we solicit or assist Security in soliciting indications of interest from third parties for all or any part of Security.

         In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Security and WesterFed, including the audited, consolidated financial statements for the fiscal years ended June 30, 1994 and 1995 prepared in accordance with generally accepted accounting principles as applied to financial institutions
(GAAP) and preliminary audited consolidated financial statements for fiscal year ended June 30, 1996 prepared in accordance with GAAP and certain other relevant financial and operating data relating to Security and WesterFed made available to us from published sources and from the internal records of Security and WesterFed; (ii) reviewed the draft Merger Agreement dated September 19, 1996,
(iii) reviewed the certain publicly available information concerning the trading of, and the trading market for, Security Common Stock and WesterFed Common Stock; (iv) compared WesterFed from a financial point of view with certain other companies in the thrift industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Security and WesterFed certain information of a business and financial nature regarding Security and WesterFed, furnished to us by them, including financial forecasts prepared by their respective managements and related assumptions of Security and WesterFed; (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Security's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

         In connection with our review, and with your consent, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Security and WesterFed provided to us by their respective managements, upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of their respective managements as to the future financial performance of Security and WesterFed and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in Security's or WesterFed's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel to Security as to all legal matters with respect to Security, the Merger and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1993 (the "Securities Act"), the

Security Bancorp
September 24, 1996
Page 3


Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for reviewing any individual credit files, or making an independent evalution, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Security or WesterFed, nor have we been furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of Security and WesterFed are in the aggregate adequate to cover such losses. You have informed us, and we have assumed, that the Merger will be recorded as a purchase under GAAP. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not asumed any obligation to update, revise or reaffirm this opinion.

         We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Security of any of the conditions to its obligations thereunder.

         We have acted as financial advisor to Security in connection with the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger.

         Based upon the foregoing and in reliance theron, it is our opinion as investment bankers that the Consideration to be received by the shareholders of Security is fair to such shareholders from a financial point of view, as of the date hereof.

         This opinion is directed to the Board of Directors of Security in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. Further, this opinion adresses only the financial fairness of the Consideration to the shareholders and does not address any other aspect of the Merger. This opinion may not be used or referred to by Security, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any proxy statement or registration statement filed with the Securities and Exchange Commission in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.



                                                        Very truly yours


                                                        MONTGOMERY SECURITIES

                                                          Appendix IV



                           STOCK OPTION AGREEMENT #1

         THIS STOCK OPTION AGREEMENT #1 (the "Agreement") is dated as of September 24, 1996 between WesterFed Financial Corporation ("WesterFed"), a Delaware corporation registered as a savings and loan holding company under the Home Owner's Loan Act, as amended ("HOLA"), and Security Bancorp ("Bancorp"), a Montana corporation registered as a savings and loan holding company under the HOLA.

                                   WITNESSETH

         WHEREAS, the Boards of Directors of WesterFed and Bancorp have approved an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"), providing for the merger of Bancorp with and into WesterFed (the "Merger"); and

         WHEREAS, to further induce WesterFed to enter into the Merger Agreement, WesterFed has required that Bancorp agree, and Bancorp has agreed, to grant to WesterFed the option set forth herein to purchase shares of Bancorp's authorized but unissued common stock, par value $1.00 per share ("Bancorp Common Stock").

         NOW THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

         l. Definitions. Capitalized terms defined in the Merger Agreement and used herein shall have the same meaning as in the Merger Agreement.

         2. Grant of Options. Subject to the terms and conditions set forth herein, Bancorp hereby grants to WesterFed an unconditional, irrevocable option (the "Option") to purchase up to 390,642 shares of Bancorp Common Stock (the "Option Shares") at an exercise price of $26.00 per share (with the number of Option Shares and exercise price per share being subject to adjustment pursuant to Section 7 hereof), payable in cash as provided in Section 4 hereof; provided, however, that in the event Bancorp issues or agrees to issue any shares of Bancorp Common Stock (except for shares issued pursuant to options outstanding on the date hereof under Bancorp's 1993 Stock Option and Stock Appreciation Rights Plan ("Bancorp Stock Options")) after the date hereof at a price less than $26.00 per share (as adjusted pursuant to Section 7 hereof), the exercise price with respect to the Option Shares shall be equal to such lesser price; provided further, that in no event shall the aggregate number of Option Shares issuable under the Option exceed 19.9% of the number of shares of Bancorp Common Stock then issued and outstanding after giving effect to the issuance of Bancorp Stock Options and the Option Shares.

         3. Exercise of Option.

         (a) Expiration of Option. Subject to compliance with applicable provisions of law, WesterFed may exercise the Option, in whole or in part, at any time or from time to time after the occurrence of a Purchase Event (as defined below); provided, however, that to the extent the Option shall not have been previously exercised, it shall terminate and be of no further force and effect upon the earliest to occur of the following: (i) the Effective Time; (ii) the termination of the Merger Agreement after approval of the Merger by the Bancorp stockholders, except a termination by WesterFed pursuant to Section 7.01(e) of the Merger Agreement; (iii) the termination of the Merger Agreement by Bancorp pursuant to Section 7.01(e) thereof; (iv) the termination of the Merger Agreement after the stockholders of WesterFed reject the Merger; (v) any other termination of the Merger Agreement pursuant to Section 7.01 thereof except a termination by WesterFed under Section 7.01(e), if no Purchase Event shall have occurred prior to such termination; (vi) except as set forth in clauses (ii) and
(iii) of this Section 3(a), on the 730th day after the termination of the Merger Agreement (such 730-day period after termination of the Merger Agreement is referred to herein as the "Post-Termination Period") if no Purchase Event has occurred during the term of the Merger Agreement or during the Post-Termination Period; (vii) on the 730th day after the discontinuance of all Purchase Events that occurred during the term of the Merger Agreement or during the Post-Termination Period if a Purchase Event occurred during any such period; or
(viii) termination of the Option as provided in Section 10(b) hereof.

         (b) Purchase Event. As used herein, "Purchase Event" shall mean any person (other than WesterFed or its Subsidiaries) shall have commenced or initiated an Acquisition Transaction. If more than one of the transactions giving rise to a Purchase Event under this Section 3(b) is undertaken or effected, then all such transactions shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereof until all such transactions are abandoned. As used in this Agreement, "person" shall have the meanings specified in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (c) Notice of Purchase Event. Bancorp shall notify WesterFed promptly in writing of the occurrence of any Purchase Event; provided, however, that the giving of such notice by Bancorp shall not be a condition to the right of WesterFed to exercise the Option.

         (d) Notice of Exercise. In the event WesterFed wishes to exercise the Option, it shall send to Bancorp a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise, and (ii) a place and date not earlier than ten business days nor later than twenty business days from the Notice Date for the closing of such purchase (the "Closing Date"). Notwithstanding the foregoing, if prior notification to or approval of the OTS or any other regulatory agency is required in connection with such purchase, WesterFed shall promptly file the required notice or application for approval and shall expeditiously process the same, and the period of time that otherwise would run pursuant to the preceding sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

         4. Payment and Delivery of Certificates.

         (a) Payment. At the closing referred to in Section 3(d) hereof, WesterFed shall pay to Bancorp the aggregate purchase price for the shares purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank designated by Bancorp;

provided that the failure or refusal of Bancorp to designate such a bank account shall not preclude WesterFed from exercising the Option.

         (b) Delivery of Certificate. At such closing, simultaneously with the delivery of cash as provided in subsection (a), Bancorp shall deliver to WesterFed a certificate or certificates representing the number of shares of Bancorp Common Stock purchased by WesterFed, which certificates may bear the legend set forth in Section 4(c) below, and WesterFed shall deliver to Bancorp a letter agreeing that WesterFed will not offer to sell or otherwise dispose of such shares in violation of this Agreement or applicable law or in a manner that would result in WesterFed becoming an "underwriter" within the meaning of that term under the Securities Act of 1933, as amended (the "Securities Act"). Bancorp shall pay all expenses and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 4 in the name of WesterFed or its assignee, transferee or designee. Upon the giving by WesterFed to Bancorp of the written notice of exercise of the Option provided for under Section 3(d) above and the tender of the applicable purchase price in immediately available funds, WesterFed shall be deemed to be the holder of record of the shares of Bancorp Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Bancorp shall then be closed or that certificates representing such shares of Bancorp Common Stock shall not then be actually delivered to WesterFed.

         (c) Restrictive legend. Certificates for Bancorp Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

                  "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and the Issuer, a copy of which agreement is on file at the principal place of business of the Issuer, and to resa1e restrictions arising under the Securities Act of 1933, as amended, and any applicable state securities laws. A copy of such agreement will be mailed to the holder hereof without charge within five days after the receipt by the Issuer of a written request."

It is understood that (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if WesterFed shall have delivered to Bancorp a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Bancorp, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

         5. Bancorp Representations. Bancorp hereby represents and warrants to WesterFed as follows:

         (a) Reservation of Shares. Bancorp has taken all necessary corporate action to authorize and reserve for issuance a sufficient number of shares of Bancorp Common Stock to satisfy its obligations upon the exercise of the Option without additional authorization of Bancorp Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Bancorp Common Stock. Bancorp shall not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Bancorp.

         (b) Duly Authorized Shares. The shares of Bancorp Common Stock to be issued upon exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and will not be subject to any preemptive rights.

         (c) Additional Actions. Bancorp shall promptly take all reasonable action as may from time to time be required to be taken by it (including (A) complying with all pre-merger notification, reporting and waiting period requirements applicable to it and (B) in the event that, under the HOLA or a state thrift or banking law, prior approval of or notice to the OTS or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with WesterFed in preparing such applications or notices and providing such information to the applicable regulatory body as may be required) in order to permit WesterFed to exercise the Option and Bancorp duly and effectively to issue shares of Bancorp Common Stock pursuant thereto. Bancorp shall promptly take all other reasonable action provided herein to protect the rights of WesterFed against dilution as set forth in Section 7.

         6. WesterFed Representations. WesterFed hereby represents and warrants to Bancorp that WesterFed shall not transfer or otherwise dispose of any shares purchased by WesterFed pursuant to this Agreement except in a transaction registered or exempt from registration under the Securities Act.

         7. Adjustment Upon Changes in Capitalization.

         (a) Stock Dividends. In the event of any change in the outstanding Bancorp Common Stock by reason of stock dividends, split- ups, mergers, recapitalizations, combinations, exchanges of shares, or the like (but excluding any exercise of Bancorp Stock Options)(each an "Adjustment Event"), the type and number of shares subject to the Option, or the purchase price per share, as the case may be, shall be adjusted appropriately, and proper provision shall be made in the agreements governing any such transaction so that WesterFed shall receive upon exercise of the Option the number and class of shares, other securities or property that WesterFed would have received in respect of the shares of Bancorp Common Stock subject to the Option if the Option had been exercised and the Bancorp Common Stock subject to the Option had been issued to WesterFed immediately prior to such Adjustment Event or the record date therefor, as applicable.

         (b) Issuance of Additional Shares. In the event that any additional shares of Bancorp Common Stock are issued after the date of this Agreement (other than pursuant to this Agreement or in connection with an Adjustment Event or the exercise of Bancorp Stock Options), the number of shares subject to the Option shall be adjusted after such issuance, so that it equals 19.9% of the number of shares of Bancorp Common Stock then issued and outstanding after giving effect to the issuance of the Option Shares; provided, however, that nothing contained in this Section 7 shall be deemed to authorize Bancorp to issue any shares of its Common Stock in breach of the provisions of the Merger Agreement; and provided further, that in no event shall the number of shares subject to the Option exceed 19.9% of Bancorp's issued and outstanding Common Stock, after giving effect to the issuance of Bancorp Stock Options and the Option Shares.

         8. Registration Rights.

         (a) Registration Procedure. If requested by WesterFed at any time during the four-year period beginning on the date of the first acquisition of any of the Option Shares, Bancorp, as expeditiously as possible, will use its best efforts to effect the registration of the Option Shares, on a form of general use under the Securities Act, in order to permit the sale or other disposition of such shares in accordance with the intended method of sale or other disposition requested by WesterFed and by any underwriter selected by WesterFed; provided, however, that Bancorp shall not be required to register the Option Shares under the Securities Act (i) on more than one occasion during any calendar year or on more than two occasions during the term of this Agreement,
(ii) prior to the earlier of  termination  of the Merger  Agreement  pursuant to
Section 7 thereof or the occurrence of a Purchase Event, or (iii) within 120 days after the effective date of a registration with respect to which WesterFed exercised "piggy-back" rights under this Section 8(a). The registrations effected under this Section 8(a) shall be at Bancorp's expense. In connection with such registrations or any piggy-back registrations, each party shall pay the fees and expenses of its own legal counsel, and WesterFed shall pay all underwriting discounts and commissions applicable to the sale of Option Shares. WesterFed shall provide such information as may be necessary for Bancorp's preparation of the registration statement. Bancorp will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. The obligations of Bancorp hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time that do not exceed 180 days in the aggregate if the Board of Directors of Bancorp shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require a special audit of Bancorp or any of its Subsidiaries or the disclosure of nonpublic information that would materially and adversely affect Bancorp. In addition to the foregoing, WesterFed shall have unlimited piggy-back registration rights relating to the Option Shares in connection with any registration of an underwritten public offering of Bancorp Common Stock, and the costs of such piggy-back registration shall be borne by Bancorp. The foregoing notwithstanding, if, at the time of any request by WesterFed for piggy-back registration of the Option Shares as provided above, in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters of such offering, the inclusion of the Option Shares would interfere with the successful marketing of the shares of Bancorp Common Stock offered by Bancorp, the number of shares represented by Option Shares which are to be covered in the registration statement may be reduced; provided, however, that after any such required reduction of the number of Option Shares to be included in such offering for the account of WesterFed shall constitute at least 5% of the total number of shares to be sold by WesterFed and Bancorp in such offering in the aggregate; and provided further, that if such reduction occurs, then Bancorp shall file a registration statement for the balance as promptly as practical and no reduction shall thereafter occur.

         (b) Registration Indemnification. In connection with the filing of any such registration statement, Bancorp shall indemnify and hold harmless WesterFed or its transferee against any losses, claims, damages or liabilities, joint or several, to which WesterFed or its transferee may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement, including any prospectus included therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and Bancorp shall reimburse WesterFed or its transferee for any legal or other expense reasonably incurred by WesterFed or its transferee in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Bancorp shall not be liable in any case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission or an alleged untrue statement or omission made in such registration statement, and any prospectus included therein, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished by or on behalf of WesterFed or its transferee specifically for use in the preparation thereof. WesterFed or its transferee shall indemnify and hold harmless Bancorp to the same extent as set forth in the immediately preceding sentence but only with reference to written information furnished by or on behalf of WesterFed or its transferee for use in the preparation of such registration statement, and any prospectus included therein, or any amendment or supplement thereto; and WesterFed or its transferee shall reimburse Bancorp for any legal or other expenses reasonably incurred by Bancorp in connection with investigation or defense of any such loss, claim, damage, liability or action.

         9. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire the full number of Option Shares provided in Section 2 hereof (as adjusted pursuant to Section 7 hereof), it is the express intention of Bancorp to allow the holder to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.

         10. Miscellaneous.

         (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         (b) Stock Option Agreement #2. The parties are contemporaneously entering into Stock Option Agreement #2 pursuant to which separate option rights are being granted by Bancorp to WesterFed. Notwithstanding anything contained herein to the contrary, if WesterFed acquires any option shares under Stock Option Agreement #2, then its rights under this Agreement shall cease and this Agreement shall have no further force or effect.

         (c) Entire Agreement. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the parties with respect to the transaction contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

         (d) Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option to any other person, without the express written consent of the other party, except that in the event a Purchase Event shall have occurred and be continuing WesterFed may assign in whole or in part the Option, and its rights and obligations hereunder.

         (e) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or by reliable overnight courier or sent by registered or certified mail, postage prepaid, addressed as follows:



                 If to WesterFed:        Lyle R. Grimes
                                         President and Chief Executive Officer
                                         WesterFed Financial Corporation
                                         100 East Broadway
                                         Missoula, Montana 59802

                 with a copy to:         Silver, Freedman & Taff, L.L.P.
                                         1100 New York Avenue, N.W.
                                         Seventh Floor, East Tower
                                         Washington, D.C. 20005
                                         Attn: Barry P. Taff, P.C.

                 If to Bancorp:          David W. Jorgenson
                                         President and Chief Executive Officer
                                         Security Bancorp
                                         219 North 26th Street
                                         Billings, Montana
                 with a copy to:         Graham & Dunn
                                         1420 Fifth Avenue
                                         Suite 3300
                                         Seattle, Washington 98101
                                         Attn: Stephen M. Klein


A party may change its address for notice purposes by written notice to the other party hereto. All such notices and communications shall be deemed delivered when received by all parties entitled to such receipt hereunder.

         (f) Extension of Time. All time periods specified herein shall be extended, if necessary, by the length of time required for any necessary governmental approval to be sought and received or governmental notice to be given and the waiting period to expire, provided that any governmental application or notice shall be made or given promptly. All of the parties hereto shall use their best efforts to secure any required governmental approval and to give any required governmental notice. Notwithstanding anything to the contrary contained herein, no party shall be required to proceed with any transaction described herein if any required governmental approval is not obtained or if, upon the giving of any required governmental notice, the notified governmental agency prohibits any such transaction. If any required governmental approval is not obtained or if a governmental agency prohibits any such transaction upon receipt of a required notice, the decision to appeal such governmental action shall be solely that of WesterFed; provided, however, that WesterFed shall bear all of the costs and expenses, including legal and accounting fees, incurred by any of the parties hereto in prosecuting such an appeal. Periods of time that otherwise would run under the terms of this Agreement shall also be extended to the extent necessary to avoid liability under Section 16(b) of the Securities Exchange Act of 1934, as amended.

         (g) Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

         (h) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Agreement by Bancorp and that this Agreement may be enforced by WesterFed through injunctive or other equitable relief.

         (i) Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Montana applicable to agreements made and entirely to be performed within such state and such federal laws as may be applicable.

         IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.


                                  WESTERFED FINANCIAL CORPORATION




                                  BY:   /s/ Lyle R. Grimes
                                       --------------------------------
                                       Lyle R. Grimes
                                       President and Chief Executive Officer




                                  SECURITY BANCORP


                                  BY: /s/ David W. Jorgenson
                                      -----------------------------------
                                      David W. Jorgenson
                                      President and Chief Executive Officer

                                                             Appendix V


                        STOCK OPTION AGREEMENT NUMBER #2


         THIS STOCK OPTION AGREEMENT #2 (the "Agreement") is dated as of September 24, 1996 between WesterFed Financial Corporation ("WesterFed"), a Delaware corporation registered as a savings and loan holding company under the Home Owner's Loan Act, as amended ("HOLA"), and Security Bancorp ("Bancorp"), a Montana corporation registered as a savings and loan holding company under the HOLA.

                              W I T N E S S E T H

         WHEREAS, the Boards of Directors of WesterFed and Bancorp have approved an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"), providing for the merger of Bancorp with and into WesterFed (the "Merger"); and

         WHEREAS, to further induce WesterFed to enter into the Merger Agreement, WesterFed has required that Bancorp agree, and Bancorp has agreed, to grant to WesterFed the option set forth in Stock Option Agreement No. #1, of even date herewith ("Stock Option Agreement #1") to purchase certain shares of Bancorp's authorized but unissued common stock, par value $1.00 per share
("Bancorp Common Stock"), and to separately grant to WesterFed the option set forth herein to purchase certain shares of Bancorp's Common Stock upon the terms and conditions set forth herein.

         NOW THEREFORE, in consideration of the premises herein contained, the parties agree as follows:


         1. Definitions. Capitalized terms defined in the Merger Agreement and used herein shall have the same meaning as in the Merger Agreement.

         2. Grant of Options. Subject to the terms and conditions set forth herein, Bancorp hereby grants to WesterFed an unconditional, irrevocable option (the "Option") to purchase up to 100,000 shares of Bancorp Common Stock (the "Option Shares") at an exercise price of $24.00 per share (with the number of Option Shares and exercise price per share being subject to adjustment pursuant to Section 7 hereof), payable in cash as provided in Section 4 hereof; provided, however, that in the event Bancorp issues or agrees to issue any shares of Bancorp Common Stock (except for shares issued pursuant to options outstanding on the date hereof under Bancorp's 1993 Stock Option and Stock Appreciation Rights Plan ("Bancorp Stock Options")) after the date hereof at a price less than $24.00 per share (as adjusted pursuant to Section 7 hereof), the exercise price with respect to the Option Shares shall be equal to such lesser price; provided further, that in no event shall the aggregate number of Option Shares issuable under the Option exceed 5.98% of the number of shares of Bancorp Common Stock then issued and outstanding after giving effect to the issuance of Bancorp Stock Options and the Option Shares.

         3. Exercise of Option.

         (a) Expiration of Option. Subject to compliance with applicable provisions of law, WesterFed may exercise the Option, in whole or part, at any time or from time to time following the failure of Bancorp Stockholders to approve the Merger Agreement at a duly held stockholder meeting or the failure of Bancorp to hold a meeting to vote on the Merger (each such event, a "Purchase Event"), provided that to the extent the Option shall not have been previously exercised, it shall terminate and be of no further force and effect upon the earliest to occur of the following: (i) the Effective Time; (ii) termination of the Merger Agreement by Bancorp pursuant to Section 7.01(e) thereof; (iii) on the date two years after termination of the Merger Agreement, pursuant to provisions of the Merger Agreement other than Section 7.01(e); or (iv) termination of the Option as provided in Section 10(b) hereof.

         (b) Notice of Stockholder Vote. Bancorp shall notify WesterFed promptly in writing of the failure to achieve the requisite approval of Bancorp stockholders of the Merger Agreement; provided, however, that the giving of such notice by Bancorp shall not be a condition to the right of WesterFed to exercise the Option.

         (c) Notice of Exercise. In the event WesterFed wishes to exercise the Option, it shall send to Bancorp a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise, and (ii) a place and date not earlier than ten business days nor later than twenty business days from the Notice Date for the closing of such purchase (the "Closing Date"). Notwithstanding the foregoing, if prior notification to or approval of the OTS or any other regulatory agency is required in connection with such purchase, WesterFed shall promptly file the required notice or application for approval and shall expeditiously process the same, and the period of time that otherwise would run pursuant to the preceding sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

         4. Payment and Delivery of Certificates.


         (a) Payment. At the closing referred to in Section 3(c) hereof, WesterFed shall pay to Bancorp the aggregate purchase price for the shares purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank designated by Bancorp; provided that the failure or refusal of Bancorp to designate such a bank account shall not preclude WesterFed from exercising the Option.

         (b) Delivery of Certificate. At such closing, simultaneously with the delivery of cash as provided in subsection (a), Bancorp shall deliver to WesterFed a certificate or certificates representing the number of shares of Bancorp Common Stock purchased by WesterFed, which certificates may bear the legend set forth in Section 4(c) below, and WesterFed shall deliver to Bancorp a letter agreeing that WesterFed will not offer to sell or otherwise dispose of such shares in violation of this Agreement or applicable law or in a manner that would result in WesterFed becoming an "underwriter" within the meaning of that term under the Securities Act of 1933, as amended (the "Securities Act"). Bancorp shall pay all expenses and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 4 in the name of WesterFed or its assignee, transferee or designee. Upon the giving by WesterFed to Bancorp of the written notice of exercise of the Option provided for under Section 3(c) above and the tender of the applicable purchase price in immediately available funds, WesterFed shall be deemed to be the holder of record of the shares of Bancorp Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Bancorp shall then be closed or that certificates representing such shares of Bancorp Common Stock shall not then be actually delivered to WesterFed.

         (c) Restrictive Legend. Certificates for Bancorp Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

                  "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and the Issuer, a copy of which agreement is on file at the principal office of the Issuer, and to resale restrictions arising under the Securities Act of 1933, as amended, and any applicable state securities laws. A copy of such agreement will be mailed to the holder hereof without charge within five days after the receipt by the Issuer of a written request."


It is understood that (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if WesterFed shall have delivered to Bancorp a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Bancorp, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.



         5. Bancorp Representations. Bancorp hereby represents and warrants to WesterFed as follows:

         (a) Reservation of Shares. Bancorp has taken all necessary corporate action to authorize and reserve for issuance a sufficient number of shares of Bancorp Common Stock to satisfy its obligations upon the exercise of the Option without additional authorization of Bancorp Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Bancorp Common Stock. Bancorp shall not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Bancorp.

         (b) Duly Authorized Shares. The shares of Bancorp Common Stock to be issued upon exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and will not be subject to any preemptive rights.

         (c) Additional Actions. Bancorp shall promptly take all reasonable action as may from time to time be required to be taken by it (including (A) complying with all pre-merger notification, reporting and waiting period requirements applicable to it, and (B) in the event that, under the HOLA or a state thrift or banking law, prior approval of or notice to the OTS or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with WesterFed in preparing such applications or notices and providing such information to the applicable regulatory body as may be required) in order to permit WesterFed to exercise the Option and Bancorp duly and effectively to issue shares of Bancorp Common Stock pursuant thereto. Bancorp shall promptly take all other reasonable action provided herein to protect the rights of WesterFed against dilution as set forth in Section 7.

         6. WesterFed Representations. WesterFed hereby represents and warrants to Bancorp that WesterFed will not transfer or otherwise dispose of any shares purchased by WesterFed pursuant to this Agreement except in a transaction registered or exempt from registration under the Securities Act.

         7. Adjustment Upon Changes in Capitalization.

         (a) Stock Dividends. In the event of any change in the outstanding Bancorp Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares, or the like (but excluding any exercise of Bancorp Stock Options)(each an "Adjustment Event"), the type and number of shares subject to the Option, or the purchase price per share, as the case may be, shall be adjusted appropriately, and proper provision shall be made in the agreements governing any such transaction so that WesterFed shall receive upon exercise of the Option the number and class of shares, other securities or property that WesterFed would have received in respect of the shares of Bancorp Common Stock subject to the Option if the Option had been exercised and the Bancorp Common Stock subject to the Option had been issued to WesterFed immediately prior to such Adjustment Event or the record date therefor, as applicable.

         (b) Issuance of Additional Shares. In the event that any additional shares of Bancorp Common Stock are issued after the date of this Agreement (other than pursuant to this Agreement or in connection with an Adjustment Event or the exercise of Bancorp Stock Options), the number of shares subject to the Option shall be adjusted after such issuance, so that it equals 4.85% of the number of shares of Bancorp Common Stock then issued and outstanding after giving effect to the issuance of the Option Shares; provided, however, that nothing contained in this Section 7 shall be deemed to authorize Bancorp to issue any shares of its

Common Stock in breach of the provisions of the Merger Agreement; and provided further, that in no event shall the number of shares subject to the Option exceed 4.85% of Bancorp's issued and outstanding Common Stock, after giving effect to the issuance of Bancorp Stock Options and the Option Shares.

         8. Registration Rights.

         (a) Registration Procedure. If requested by WesterFed at any time during the four-year period beginning on the date of the first acquisition of any of the Option Shares, Bancorp, as expeditiously as possible, will use its best efforts to effect the registration of the Option Shares, on a form of general use under the Securities Act, in order to permit the sale or other disposition of such shares in accordance with the intended method of sale or other disposition requested by WesterFed and by any underwriter selected by WesterFed; provided, however, that Bancorp shall not be required to register the Option Shares under the Securities Act (i) on more than one occasion during any calendar year or on more than two occasions during the term of this Agreement,
(ii) prior to the earlier of  termination  of the Merger  Agreement  pursuant to
Section 7 thereof or the occurrence of a Purchase Event, or (iii) within 120 days after the effective date of a registration with respect to which WesterFed exercised "piggy-back" rights under this Section 8(a). The first registration effected under this Section 8(a) shall be at Bancorp's expense; provided, however, that WesterFed shall reimburse Bancorp for actual accountable out-of-pocket expenses up to a maximum of $25,000. If a second registration is requested hereunder by WesterFed, it shall be paid for equally by WesterFed and Bancorp. In connection with such registrations or any piggy-back registrations, each party shall pay the fees and expenses of its own legal counsel, and WesterFed shall pay all underwriting discounts and commissions applicable to the sale of Option Shares. WesterFed shall provide such information as may be necessary for Bancorp's preparation of the registration statement. Bancorp will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. The obligations of Bancorp hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time that do not exceed 180 days in the aggregate if the Board of Directors of Bancorp shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require a special audit of Bancorp or any of its Subsidiaries or the disclosure of nonpublic information that would materially and adversely affect Bancorp. In addition to the foregoing, WesterFed shall have unlimited piggy-back registration rights relating to the Option Shares in connection with any registration of an underwritten public offering of Bancorp Common Stock, and the costs of such piggy-back registration shall be borne by Bancorp. The foregoing notwithstanding, if, at the time of any request by WesterFed for piggy-back registration of the Option Shares as provided above, in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering, the inclusion of the Option Shares would interfere with the successful marketing of the shares of Bancorp Common Stock offered by Bancorp, the number of shares represented by Option Shares which are to be covered in the registration statement may be reduced; provided, however, that after any such required reduction of the number of Option Shares to be included in such offering for the account of WesterFed shall constitute at least 5% of the total number of shares to be sold by WesterFed and Bancorp in such offering in the aggregate; and provided further, that if such reduction occurs, then Bancorp shall file a registration statement for the balance as promptly as practical and no reduction shall thereafter occur.

         (b) Registration Indemnification. In connection with the filing of any such registration statement, Bancorp shall indemnify and hold harmless WesterFed or its transferee against any losses, claims, damages or liabilities, joint or several, to which WesterFed or its transferee may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement, including any prospectus included therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and Bancorp shall reimburse WesterFed or its transferee for any legal or other expense reasonably incurred by WesterFed or its transferee in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Bancorp shall not be liable in any case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission or an alleged untrue statement or omission made in such registration statement, and any prospectus included therein, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished by or on behalf of WesterFed or its transferee specifically for use in the preparation thereof. WesterFed or its transferee shall indemnify and hold harmless Bancorp to the same extent as set forth in the immediately preceding sentence but only with reference to written information furnished by or on behalf of WesterFed or its transferee for use in the preparation of such registration statement, and any prospectus included therein, or any amendment or supplement thereto; and WesterFed or its transferee shall reimburse Bancorp for any legal or other expenses reasonably incurred by Bancorp in connection with investigation or defense of any such loss, claim, damage, liability or action.

         9. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire the full number of Option Shares provided in Section 2 hereof (as adjusted pursuant to Section 7 hereof), it is the express intention of Bancorp to allow the holder to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.

         10. Miscellaneous.

         (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         (b) Stock Option Agreement #1. The parties are contemporaneously entering into Stock Option Agreement #1 pursuant to which separate option rights are being granted by Bancorp to WesterFed. Notwithstanding anything contained herein to the contrary, if WesterFed acquires any option shares under Stock Option Agreement #1, then its rights under this Agreement shall cease and this Agreement shall have no further force or effect.

         (c) Entire Agreement. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

         (d) Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option to any other person, without the express written consent of the other party, except that in the event the Option becomes exercisable, WesterFed may assign in whole or in part the Option, and its rights and obligations hereunder, to one or more third parties approved by Bancorp, which approval shall not be unreasonably withheld or delayed.

         (e) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or by reliable overnight courier or sent by registered or certified mail, postage prepaid, addressed as follows:


             If to WesterFed:         Lyle R. Grimes
                                      President and Chief Executive Officer
                                      WesterFed Financial Corporation
                                      100 East Broadway
                                      Missoula, Montana  59802


             with a copy to:          Silver, Freedman & Taff, L.L.P.
                                      1100 New York Avenue, N.W.
                                      Seventh Floor, East Tower
                                      Washington, D.C.  20005
                                      Attn:  Barry P. Taff, P.C.


             If to Bancorp:           David W. Jorgenson
                                      President and Chief Executive Officer
                                      Security Bancorp
                                      219 North 26th Street
                                      Billings, Montana
             with a copy to:         Graham & Dunn
                                     1420 Fifth Avenue
                                     Suite 3300
                                     Seattle, Washington  98101
                                     Attn:  Stephen M. Klein


A party may change its address for notice purposes by written notice to the other party hereto. All such notices and communications shall be deemed delivered when received by all parties entitled to such receipt hereunder.



         (f) Extension of Time. All time periods specified herein shall be extended, if necessary, by the length of time required for any necessary governmental approval to be sought and received or governmental notice to be given and the waiting period to expire, provided that any governmental application or notice shall be made or given promptly. All of the parties hereto shall use their best efforts to secure any required governmental approval and to give any required governmental notice. Notwithstanding anything to the contrary contained herein, no party shall be required to proceed with any transaction described herein if any required governmental approval is not obtained or if, upon the giving of any required governmental notice, the notified governmental agency prohibits any such transaction. If any required governmental approval is not obtained or if a governmental agency prohibits any such transaction upon receipt of a required notice, the decision to appeal such governmental action shall be solely that of WesterFed; provided, however, that WesterFed shall bear all of the costs and expenses, including legal and accounting fees, incurred by any of the parties hereto in prosecuting such an appeal. Periods of time that otherwise would run under the terms of this Agreement shall also be extended to the extent necessary to avoid liability under Section 16(b) of the Securities Exchange Act of 1934, as amended.

         (g) Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

         (h) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Agreement by Bancorp and that this Agreement may be enforced by WesterFed through injunctive or other equitable relief.

         (i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Montana applicable to agreements made and entirely to be performed within such state and such federal laws as may be applicable.

         IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.



                                WESTERFED FINANCIAL CORPORATION


                                BY:  /s/ Lyle R. Grimes
                                    -----------------------------
                                    Lyle R. Grimes
                                    President and Chief Executive Officer


                                SECURITY BANCORP


                                BY:  /s/ David W. Jorgenson
                                    -----------------------------
                                    David W. Jorgenson
                                    President and Chief Executive Officer

                                                                    APPENDIX VI


35-1-827 RIGHT TO DISSENT. --(1) A shareholder is entitled to dissent from and obtain payment of the fair value of the1 shareholder's shares in the event of any of the following corporate actions:

         (a) consummation of a plan of merger to which the corporation is a party if:

         (i) shareholder approval is required for the merger by 35-1-815 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

         (ii) the corporation is a subsidiary that is merger with its parent corporation under 35- 1-818;

         (b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the plan;

         (c) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote in the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

         (d) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's share because it:

         (i) alters or abolishes a preferential right of the shares;

         (ii) creates, alters, or abolishes a right in respect of redemption, including a provision with respect to a sinking fund for the redemption or repurchase of the shares;

         (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

         (iv) excludes or limits the right of the shares to be voted on any matter or to2 cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

         (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under 35-1-621; or

         (e) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, by laws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

--------

Ch. 249, L. '93, eff. 10-1-93, added matter in italic and deleted 1"his" and 2 "accumulated."

         (2) A shareholder entitled to dissent and to obtain payment for2 shares under 35-1-826 through 35-1-839 may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder of the corporation. (Last amended by Ch. 249, L. '93, eff. 10-1-93.)



35-1-828 DISSENT BY NOMINEES AND BENEFICIAL OWNERS.-- (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         (2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if;

         (a) he submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         (b) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

35-1-829 NOTICE OF DISSENTERS' RIGHTS.--(1) If a proposed corporate action creating dissenters' rights under 35-1-827 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under 35-1-826 through 35-1-839 and must be accompanied by a copy of 35-1-826 through 85-1- 839.

         (2) If a corporate action creating dissenters' rights under 35-1-827 is taken without a vote of shareholders, the corporation shall give written notification to all shareholders entitled to assert dissenters' rights that the action was taken and shall send them the dissenters' notice described in 35-1-831.

35-1-830 NOTICE OF INTENT TO DEMAND PAYMENT.--(1) If proposed corporate action creating dissenters' rights under 35-1-827 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

         (a) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

         (b) may not vote his shares in favor of the proposed action.

         (2) A shareholder  who does not satisfy the  requirements of subsection
(1)(a)  is not  entitled  to  payment  for his  shares  under  35-1-826  through
35-1-389.
--------

Ch. 249, L. '93, eff. 10-1-93, added matter in italic and deleted 1 "his" and 2 "accumulate."

35-1-831 DISSENTERS' NOTICE.--(1) If proposed corporate action creating dissenters' rights under 35-1-827 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of 35-1-830.

         (2) The dissenters' notice must be sent no later than 10 days after the corporate action was taken and must:

         (a) state where the payment demand must be sent and where and when certificates for certified shares must be deposited;

         (b) inform shareholders of uncertified shares to what extend transfer of the shares will be restricted after the payment is received;

         (c) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting the dissenters' rights to certify whether or not he acquired beneficial ownership of the shares before that date;

         (d) set a date by which the corporation must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required notice under subsection (1) is delivered; and

         (e) be accompanied by a copy of 35-1-826 through 35-1-839.

                                                                  APPENDIX VII


                         WesterFed Financial Corporation

                              Equity Incentive Plan


         1. Plan Purpose. The purpose of the Plan is to promote the long-term interests of the Corporation and its stockholders by providing a means for attracting and retaining directors, advisory directors, officers and employees of the Corporation and its Affiliates.

         2. Definitions. The following definitions are applicable to the Plan:

               "Affiliate" -- means any "parent corporation" or "subsidiary corporation" of the Corporation as such terms are defined in Section 425(e) and
(f), respectively, of the Code.

               "Award" -- means the grant by the Committee of an Incentive Stock Option, a Non-Qualified Stock Option, a Stock Appreciation Right, Restricted Stock or other property or securities, or any combination thereof, as provided in the Plan.

               "Award Agreement" -- means the agreement evidencing the grant of an Award made under the Plan.

               "Cause" -- means Termination of Service by reason of personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or gross negligence.

               "Code" -- means the Internal Revenue Code of 1986, as amended.

               "Committee" -- means the Committee referred to in Section 3 hereof.

               "Corporation"  --  means  WesterFed  Financial   Corporation,   a
Delaware corporation, and any successor thereto.

               "Incentive Stock Option" -- means an option to purchase Shares granted by the Committee which is intended to qualify as an Incentive Stock Option under Section 422(b) of the Code. Unless otherwise set forth in the Award Agreement any Option which does not qualify as an Incentive Stock Option for any reason shall be deemed a Non-Qualified Stock Option.

               "Market Value" -- means the average of the high and low quoted sales price on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) of a Share on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if on such date the Shares are not quoted on the Composite Tape, on the New York Stock Exchange, or if the Shares are not listed or admitted to trading on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 (the "Exchange Act") on which the Shares are listed or admitted to trading, or, if the Shares are not listed or admitted to trading on any such exchange, the mean between the closing high bid and low asked quotations with respect to a Share on such date on the Nasdaq Stock Market, or any similar system then in use, or, if no such quotations are available, the fair market value on such date of a Share as the Committee shall determine.

               "Non-Qualified Stock Option" -- means an option to purchase Shares granted by the Committee which does not qualify, for any reason, as an Incentive Stock Option under Section 422(b) of the Code.

               "Option" -- means an Incentive Stock Option or a Non-Qualified Stock Option.

               "Participant" -- means any director, advisory director, officer or employee of the Corporation or any Affiliate who is selected by the Committee to receive an Award.

               "Plan" -- means this 1996 Stock Option and Incentive Plan of the Corporation.

               "Related" -- means (i) in the case of a Right, a Right which is granted in connection with, and to the extent exercisable, in whole or in part, in lieu of, an Option or another Right and (ii) in the case of an Option, an Option with respect to which and to the extent a Right is exercisable, in whole or in part, in lieu thereof.

               "Restricted Stock" -- means Shares awarded to a Participant by the Committee pursuant to Section 5(c) hereof.

               "Right" -- means a Stock Appreciation Right.

               "Shares" -- means the shares of common stock of the Corporation.

               "Stock Appreciation Right" -- means a stock appreciation right with respect to Shares granted by the Committee pursuant to the Plan.

               "Termination of Service" -- means cessation of service, for any reason, whether voluntary or involuntary, as a director, advisory director, officer or employee of the Corporation or any of its Affiliates.

         3. Administration. The Plan shall be administered by a Committee consisting of two or more members of the Board of Directors of the Corporation, each of whom (i) shall be an outside director as defined under Section 162(m) of the Code and the regulations thereunder and (ii) shall be a Non-Employee Director as defined under Rule 16(b) of the Securities Exchange Act of 1934 or any similar or successor provision. The members of the Committee shall be appointed by the Board of Directors of the Corporation. Except as limited by the express provisions of the Plan or by resolutions adopted by the Board of Directors of the Corporation, the Committee shall have sole and complete authority and discretion to (i) select Participants and grant Awards; (ii) determine the number of Shares to be subject to types of Awards generally, as well as to individual Awards granted under the Plan; (iii) determine the terms and conditions upon which Awards shall be granted under the Plan; (iv) prescribe the form and terms of instruments evidencing such grants; and (v) establish from time to time regulations for the administration of the Plan, interpret the Plan, and make all determinations deemed necessary or advisable for the administration of the Plan.

         A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by a majority of the Committee without a meeting, shall be acts of the Committee.

         4. Shares Subject to Plan.

               (a) Subject to adjustment by the operation of Section 6, the maximum number of shares with respect to which Awards may be made under the Plan is _________ shares plus (i) _________ shares authorized but unissued under prior Corporation stock option plans; plus (ii) the number of shares repurchased by the Corporation in the open market or otherwise with an aggregate price no greater than the cash proceeds received by the Corporation from the exercise of Shares under the Plan; plus (iii) any Shares surrendered to the Corporation in payment of the exercise price of Options issued under the Plan. The Shares with respect to which Awards may be made under the Plan may be either authorized and unissued shares or previously issued shares reacquired and held as treasury shares. Shares which are subject to Related Rights and Related Options shall be counted only once in determining whether the maximum number of Shares with respect to which Awards may be granted under the Plan has been exceeded. An Award shall not be considered to have been made under the Plan with respect to any Option or Right which terminates or with respect to Restricted Stock which is forfeited, and new Awards may be granted under the Plan with respect to the number of Shares as to which such termination or forfeiture has occurred.

               (b) During any calendar year, no Participant may be granted Awards under the Plan with respect to more than 50,000 Shares, subject to adjustment as provided in Section 6.

         5. Awards.

               (a) Options. The Committee is hereby authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine, including the granting of Options in tandem with other Awards under the Plan:

                  (i) Exercise Price. The exercise price per Share for an Option shall be determined by the Committee; provided, however, that such exercise price shall not be less than 100% of the Market Value of a Share on the date of grant of such Option.

                  (ii) Option Term. The term of each Option shall be fixed by the Committee, but shall be no greater than 15 years.

                  (iii) Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms (including, without limitation, cash, Shares, other Awards or any combination thereof, having a market value on the exercise date equal to the relevant exercise price) in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

                  (iv) Incentive Stock Options. Incentive Stock Options may be granted by the Committee only to employees of the Corporation or its Affiliates.

                  (v) Termination of Service. Unless otherwise determined by the Committee and set forth in the Award Agreement evidencing the grant of the Option, upon Termination of Service of the Participant for any reason other than for Cause, all Options then currently exercisable shall remain exercisable for three years following such Termination of Service. Upon Termination of Service for Cause, all Options not previously exercised shall immediately be forfeited.

         (b) Stock Appreciation Rights. A Stock Appreciation Right shall, upon its exercise, entitle the Participant to whom such Stock Appreciation Right was granted to receive a number of Shares or cash or combination thereof, as the Committee in its discretion shall determine, the aggregate value of which (i.e., the sum of the amount of cash and/or Market Value of such Shares on date of exercise) shall equal (as nearly as possible, it being understood that the Corporation shall not issue any fractional shares) the amount by which the Market Value per Share on the date of such exercise shall exceed the exercise price of such Stock Appreciation Right, multiplied by the number of Shares with respect to which such Stock Appreciation Right shall have been exercised. A Stock Appreciation Right may be Related to an Option or may be granted independently of any Option as the Committee shall from time to time in each case determine. In the case of a Related Option, such Related Option shall cease to be exercisable to the extent of the Shares with respect to which the Related Stock Appreciation Right was exercised. Upon the exercise or termination of a Related Option, any Related Stock Appreciation Right shall terminate to the extent of the Shares with respect to which the Related Option was exercised or terminated.

         (c) Restricted Stock. The Committee is hereby authorized to grant Awards of Restricted Stock to Participants with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

                  (i) Restrictions. Shares of Restricted Stock shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate.

                  (ii) Stock Certificates. Any Restricted Stock granted under the Plan shall be evidenced by issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Corporation. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock.

                  (iii) Forfeiture; Delivery of Shares. Except as otherwise determined by the Committee, upon Termination of Service during the applicable restriction period, all Shares of Restricted Stock at such time subject to restriction shall be forfeited and reacquired by the Corporation; provided, however, that the Committee may waive in whole or in part any or all remaining restrictions with respect to Shares of Restricted Stock. Shares representing Restricted Stock that is no longer subject to restrictions shall be delivered to the holder thereof promptly after the applicable restrictions lapse or are waived.

               (d) Performance Awards. The Committee is hereby authorized to grant performance Awards to Participants subject to the terms of the Plan and any applicable Award Agreement. A performance Award granted under the Plan (i) may be denominated or payable in cash, Shares (including, without limitation, Restricted Stock), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Committee shall establish. Subject to the terms of the Plan and any applicable Award Agreement, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance Award granted and the amount of any payment or transfer to be made pursuant to any performance Award shall be determined by the Committee.

         6. Adjustments Upon Changes in Capitalization. In the event of any change in the outstanding Shares subsequent to the effective date of the Plan by reason of any reorganization, recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation or any change in the corporate structure or Shares of the Corporation, the maximum aggregate number and class of shares and exercise price of the Award, if any, as to which Awards may be granted under the Plan and the number and class of shares and exercise price of the Award, if any, with respect to which Awards have been granted under the Plan shall be appropriately adjusted by the Committee, whose determination shall be conclusive. Any Award which is adjusted as a result of this Section 6 shall be subject to the same restrictions as the original Award.

         7. Effect of Merger on Options or Rights. In the case of any merger, consolidation or combination of the Corporation (other than a merger, consolidation or combination in which the Corporation is the continuing corporation and which does not result in the outstanding Shares being converted into or exchanged for different securities, cash or other property, or any combination thereof), any Participant to whom an Option or Right has been granted shall have the additional right (subject to the provisions of the Plan and any limitation applicable to such Option or Right), thereafter and during the term of each such Option or Right, to receive upon exercise of any such Option or Right an amount equal to the excess of the fair market value on the date of such exercise of the securities, cash or other property, or combination thereof, receivable upon such merger, consolidation or combination in respect of a Share over the exercise price of such Right or Option, multiplied by the number of Shares with respect to which such Option or Right shall have been exercised. Such amount may be payable fully in cash, fully in one or more of the kind or kinds of property payable in such merger, consolidation or combination, or partly in cash and partly in one or more of such kind or kinds of property, all in the discretion of the Committee.

         8. Effect of Change in Control. Each of the events specified in the following clauses (i) through (iii) of this Section 8 shall be deemed a "change of control": (i) any third person, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, shall become the beneficial owner of shares of the Corporation with respect to which 25% or more of the total number of votes for the election of the Board of Directors of the Corporation may be cast, (ii) as a result of, or in connection with, any cash tender offer, merger or other business combination, sale of assets or contested election, or combination of the foregoing, the persons who were directors of the Corporation shall cease to constitute a majority of the Board of Directors of the Corporation, or (iii) the stockholders of the Corporation shall approve an agreement providing either for a transaction in which the Corporation will cease to be an independent publicly-owned corporation or for a sale or other disposition of all or substantially all the assets of the Corporation. Upon a change in control, unless the Committee shall have otherwise provided in the Award Agreement, any restricted period with respect to Restricted Stock awarded to such Participant shall lapse and all Shares awarded as Restricted Stock shall become fully vested in the Participant to whom such Shares were awarded. If a tender offer or exchange offer for Shares (other than such an offer by the Corporation) is commenced, or if the event specified in clause (iii) above shall occur, unless the Committee shall have otherwise provided in the Award Agreement, all Options and Stock Appreciation Rights granted and not fully exercisable shall become exercisable in full upon the happening of such event; provided, however, that no Option or Stock Appreciation Right which has previously been exercised or otherwise terminated shall become exercisable.

         9. Assignments and Transfers. No Award granted under the Plan shall be transferable otherwise than by will, the laws of descent and distribution or pursuant to a qualified domestic relations order, except an Award may be transferred by gift to any member of the Participant's immediate family or to a trust for the benefit of one or more of such immediate family members if the Committee so specifies in the Award Agreement. During the lifetime of an Award recipient, an Award shall be exercisable only by the Award recipient unless it has been transferred as permitted hereby, in which case it shall be exercisable only by such transferee. For the purpose of this Section 9 a Participant's "immediate family" shall mean the Participant's spouse, children and grandchildren.

         10. Employee Rights Under the Plan. No person shall have a right to be selected as a Participant nor, having been so selected, to be selected again as a Participant and no officer, employee or other person shall have any claim or right to be granted an Award under the Plan or under any other incentive or similar plan of the Corporation or any Affiliate. Neither the Plan nor any action taken thereunder shall be construed as giving any employee any right to be retained in the employ of the Corporation or any Affiliate.

         11. Delivery and Registration of Stock. The Corporation's obligation to deliver Shares with respect to an Award shall, if the Committee so requests, be conditioned upon the receipt of a representation as to the investment intention of the Participant to whom such Shares are to be delivered, in such form as the Committee shall determine to be necessary or advisable to comply with the provisions of the Securities Act of 1933 or any other federal, state or local securities legislation. It may be provided that any representation requirement shall become inoperative upon a registration of the Shares or other action eliminating the necessity of such representation under such Securities Act or other securities legislation. The Corporation shall not be required to deliver any Shares under the Plan prior to (i) the admission of such Shares to listing on any stock exchange on which Shares may then be listed, and (ii) the completion of such registration or other qualification of such Shares under any state or federal law, rule or regulation, as the committee shall determine to be necessary or advisable.

         12. Withholding Tax. Upon the termination of the restricted period with respect to any shares of Restricted Stock (or at any such earlier time, if any, that an election is made by the Participant under Section 83(b) of the Code, or any successor provision thereto, to include the value of such shares in taxable income), the Corporation shall have the right to require the Participant or other person receiving such shares to pay the Corporation the amount of any taxes which the Corporation is required to withhold with respect to such shares, or, in lieu thereof, to retain or sell without notice, a sufficient number of shares held by it to cover the amount required to be withheld. The Corporation shall have the right to deduct from all dividends paid with respect to shares of Restricted Stock the amount of any taxes which the Corporation is required to withhold with respect to such dividend payments.

         The Corporation shall have the right to deduct from all amounts paid in cash with respect to the exercise of a Right under the Plan any taxes required by law to be withheld with respect to such cash payments. Where a Participant or other person is entitled to receive Shares pursuant to the exercise of an Option or Right pursuant to the Plan, the Corporation shall have the right to require the Participant or such other person to pay the Corporation the amount of any taxes which the Corporation is required to withhold with respect to such Shares, or, in lieu thereof, to retain, or sell without notice, a number of such Shares sufficient to cover the amount required to be withheld.

         All withholding decisions pursuant to this Section 12 shall be at the sole discretion of the Committee or the Corporation.

         13. Amendment or Termination.

               (a) The Board of Directors of the Corporation may amend, alter, suspend, discontinue, or terminate the Plan without the consent of shareholders or Participants, except that any such action will be subject to the approval of the Corporation's shareholders if, when and to the extent such shareholder approval is necessary or required for purposes of any applicable federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, or if the Board of Directors of the Corporation, in its discretion, determines to seek such shareholder approval.

               (b) Except with respect to Awards granted pursuant to Section 5(e) of the Plan, the Committee may waive any conditions of or rights of the Corporation or modify or amend the terms of any outstanding Award. The Committee may not, however, amend, alter, suspend, discontinue or terminate any outstanding Award without the consent of the Participant or holder thereof, except as otherwise herein provided.

         14. Effective Date and Term of Plan. The Plan shall become effective upon its adoption by the Board of Directors of the Corporation, and the approval of the Plan by the shareholders of the Corporation. It shall continue in effect for a term of fifteen years unless sooner terminated under Section 13 hereof.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 20.          Indemnification of Directors and Officers

         Section 145 of the General Corporation Law of Delaware empowers WesterFed to indemnify, subject to the standards therein prescribed, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of WesterFed or is or was serving as such with respect to another corporation or other entity at the request of WesterFed. Section Eleven of WesterFed's Certificate of Incorporation provides that each person who was or is made a party to (or is threatened to be made a party to) or is otherwise involved in any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of WesterFed or acting at the request of WesterFed as a director, officer, employee or agent of another corporation or other entity shall be indemnified and held harmless by WesterFed to the fullest extent authorized by the General Corporation Law of Delaware against all expenses, liability and loss (including without limitation attorney's fees, judgments, fines and amounts paid in settlement) reasonably incurred by such person in connection therewith. The rights conferred by Section Eleven are contractual rights and include the right to be paid by WesterFed the expenses incurred in defending such action, suit or proceeding in advance of the final disposition thereof.

         Section Twelve of WesterFed's Certificate of Incorporation provides that WesterFed's directors will not be personally liable to WesterFed or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (i) for any breach of the duty of loyalty to WesterFed or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the General Corporation Law of Delaware (which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions) or
(iv) for transactions from which directors derive improper personal benefit.

         WesterFed maintains directors and officers liability insurance.

Item 21.          Exhibits and Financial Statement Schedules

         The  following   Exhibits  are  filed  as  part  of  this  Registration
Statement.


       2.1 Agreement and Plan of Merger, dated as of September 24, 1996 (included as Appendix I to the Proxy Statement/Prospectus).

       4.1 Certificate of Incorporation (incorporated by reference as an Exhibit to WesterFed's Registration Statement No. 33-69168).*

       4.2    Bylaws  of  WesterFed  Financial   Corporation   (incorporated  by
              reference as an Exhibit to WesterFed's Registration Statement No. 33-69168).*

       4.3 Specimen common stock certificate (incorporated by reference as an Exhibit to WesterFed's Registration Statement No. 33-69168).*

       5 Opinion of Silver, Freedman & Taff, L.L.P. as to legality of the securities being registered.

       8 Opinion of Silver, Freedman & Taff, L.L.P. regarding federal income tax consequences of the transaction.**

       10.1   Employment Agreement of David W. Jorgenson.

       10.2   Employment Agreement of Elaine F. Hine.

       10.3   Employment Agreement of Stanley R. Hill.

       10.4   Employment Agreement of Scott W. Sanders.

       10.5 Stock Option Agreement # 1 of WesterFed Financial Corporation (included as Appendix II to the Proxy Statement/Prospectus).

       10.6 Stock Option Agreement # 2 of WesterFed Financial Corporation (included as Appendix III to the Proxy Statement/Prospectus).

       10.7 Form of WesterFed Financial Corporation's Equity Investment Plan (included as Appendix VII to the Proxy Statement/Prospectus).

       21.1   Subsidiaries of WesterFed Financial Corporation.

       21.2   Subsidiaries of Security Bancorp.

       23.1   Consents of KPMG Peat Marwick LLP.

       23.2   Consent of Silver,  Freedman & Taff,  L.L.P.  (included in Exhibit
              5).

       23.3   Consent  of  Alex.  Brown & Sons  Incorporated  (contained  in the
              Fairness   Opinion   included   as   Appendix   IV  to  the  Proxy
              Statement/Prospectus).

       23.4 Consent of Montgomery Securities (contained in the Fairness Opinion included as Appendix V to the Proxy Statement/Prospectus).

       24     Power of Attorney (contained on signature page).

       27     Financial Data Schedule of WesterFed Financial Corporation.

       99.1   Form of Proxy Card of WesterFed Financial Corporation.

       99.2   Form of Proxy Card of Security Bancorp.

       99.3   Form of Election of Security Bancorp Stockholders.

------------------------

* Registrant hereby agrees to furnish a copy of the instrument to the SEC upon request.

** To be filed by amendment.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of WesterFed's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) WesterFed undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities and at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of WesterFed pursuant to the foregoing provisions, or otherwise, WesterFed has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by WesterFed of expenses incurred or paid by a director, officer or controlling person of WesterFed in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, WesterFed will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(g) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chesterfield, State of Missouri, on November 19, 1996.

                                                WESTERFED FINANCIAL CORPORATION



                                                By:/s/Lyle R. Grimes
                                                   ----------------------------
                                                   Lyle R. Grimes
                                                   President, Chief Executive
                                                      Officer and Chairman of
                                                      the Board
                                                (Duly Authorized Representative)


       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         We, the undersigned directors and officers of the Registrant, hereby severally constitute and appoint Lyle R. Grimes, our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which Lyle R. Grimes may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-4 relating to the offering of the registrant's common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below this registration statement and any and all amendments (including post-effective amendments) thereto; and, we hereby approve, ratify and confirm all that Lyle R. Grimes shall do or cause to be done by virtue thereof.




By:  /s/Lyle R. Grimes                         By: /s/James A. Salisbury
     -----------------                             ---------------------
     Lyle R. Grimes                                James A. Salisbury
     President, Chief Executive Officer and        Treasurer and Chief Financial
       Chairman of the Board                          Officer
     (Principal Executive Officer)                 (Principal Financial and
                                                      Accounting Officer)


Date: November 19, 1996                        Date: November 19, 1996
     ------------------                              -----------------




By:  /s/Dr. Marvin Reynolds                     By: /s/Dr. Otto G. Klein, Jr.
     ----------------------                         ------------------------
     Dr. Marvin Reynolds                            Dr. Otto G. Klein, Jr.
     Director                                       Director

Date: November 19, 1996                         Date: November 19, 1996
      -----------------                               -----------------

By:  /s/John E. Roemer                          By: /s/Laurie C. DeMarois
     -----------------                              ---------------------
     John E. Roemer                                 Laurie C. DeMarois
     Director                                       Director

Date: November 19, 1996                         Date: November 19, 1996
      -----------------                               -----------------




By:  /s/Robert F. Burke
     ------------------
     Robert F. Burke
     Director

Date: November 19, 1996
      -----------------


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



                                  EXHIBIT INDEX


The following Exhibits are filed in connection with the Registration Statement of WesterFed Financial Corporation on Form S-4, pursuant to the requirements of
Item 601 of Regulation S-K:


Exhibit No.



2.1 Agreement and Plan of Merger, dated as of September 24, 1996 (included as Appendix I to the Proxy Statement/Prospectus).

4.1 Certificate of Incorporation (incorporated by reference as an exhibit to WesterFed Financial Corporation's Registration Statement No. 33-69168).*

4.2 Bylaws of WesterFed Financial Corporation (incorporated by reference as an exhibit to WesterFed Financial Corporation's Registration Statement No. 33-69168). *

4.3 Specimen common stock certificate (incorporated by reference as an exhibit to WesterFed Financial Corporation's Registration Statement No. 33-69168).*

5 Opinion of Silver, Freedman & Taff, L.L.P. as to the legality of the securities being registered.

8 Opinion of Silver, Freedman & Taff, L.L.P. regarding federal income tax consequences of the transaction.**

10.1   Employment Agreement of David W. Jorgenson.

10.2   Employment Agreement of Elaine F. Hine.

10.3   Employment Agreement of Stanley R. Hill.

10.4   Employment Agreement of Scott W. Sanders.

10.5 Stock Option Agreement # 1 of WesterFed Financial Corporation (included as Appendix II to the Proxy Statement/Prospectus).

10.6 Stock Option Agreement # 2 of WesterFed Financial Corporation (included as Appendix III to the Proxy Statement/Prospectus).

10.7   Form  of  WesterFed  Financial   Corporation's   Equity  Investment  Plan
       (included as Appendix VII to the Proxy Statement/Prospectus).

21.1   Subsidiaries of WesterFed Financial Corporation.

21.2   Subsidiaries of Security Bancorp.

23.1   Consents of KPMG Peat Marwick LLP.



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



23.2   Consent of Silver, Freedman & Taff, L.L.P. (included in Exhibit 5).

23.3 Consent of Alex. Brown & Sons Incorporated (contained in the Fairness Opinion included as Appendix IV to the Proxy Statement/Prospectus).

23.4 Consent of Montgomery Securities (contained in the Fairness Opinion included as Appendix V to the Proxy Statement/Prospectus).

24     Power of Attorney (contained on signature page).

27     Financial Data Schedule of WesterFed Financial Corporation.

99.1   Form of Proxy Card of WesterFed Financial Corporation.

99.2   Form of Proxy Card of Security Bancorp.

99.3   Form of Election of Security Bancorp Stockholders.

-----------------------

* Registrant hereby agrees to furnish a copy of the instrument to the SEC upon request.
** To be filed by amendment.

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